THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY



RECD S.E.C.
MAR 3 0 2005
1086
05049080

ARLS

PE
12-31-04

December 31, 2004

Annual Report

NML Variable Annuity Account A

Individual Variable Annuity Contracts for Retirement Plans:

- Self-Employed Persons and Their Employees
- Qualified Corporate Retirement P

Northwestern Mutual Series Fund Inc., Fidelity VIP Mid Cap Portfolio and Russell Investment Funds

The Northwestern Mutual
Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, WI 53202
(414) 271-1444
www.northwesternmutual.com


Northwestern Mutual



Letter to Contract Owners

December 31, 2004

During the first three quarters of 2004, the stock market produced lackluster results, as concerns over rising oil prices, a weakening dollar, the Iraqi war, and the presidential election put a drag on the economy and the market. In the final quarter of the year, however, the market experienced a dramatic turnaround. The elections in November and a significant drop in oil prices beginning in October served as catalysts for the change, and gains made during the fourth quarter accounted for most of the return in the stock market for the year.

The S&P 500 Index (a widely used benchmark of U.S. equity performance) gained 10.88% for the year. Small capitalization stocks and international equities were the strongest performers, as measured by the S&P SmallCap 600 Index, which gained 22.65%, and the EAFE Index, which was up 20.70% for the year.

The bond market also posted positive returns for the year, with high yield bonds significantly outperforming investment grade bonds. The total return of the Merrill Lynch Domestic Master Index (a broad-based bond index) was 4.34% for the year, while high yield bonds returned 10.85%, as measured by the Lehman High Yield Intermediate Market Index (an index of non-investment grade bonds).

Credit spreads narrowed during the year as bond investors looking for higher yields took on more credit risk rather than locking in longer term bonds. Yields on Treasuries remained basically unchanged over the year, as investors seeking higher yields put money in more speculative areas of the bond market. The 10-year Treasury started the year at 4.25% and ended at 4.22%; the 30-year Treasury bond began the year at 4.89%, and finished at 4.83%.

Through most of the first half of 2004, short-term interest rates remained at 45-year lows, where they had been unchanged since mid 2003. Beginning in June, however, the Federal Reserve began a series of interest rate increases, and by year end the federal funds rate stood at 2.25%, up from 1.00%. The Federal Reserve has indicated that it will continue to increase rates in 2005, although a variety of economic variables could impact its decisions on rates in the coming months.

Although the consensus calls for 3.0% to 3.5% growth in GDP in 2005, a number of concerns compel us to urge caution. The fiscal and monetary policies that have stimulated the economy over the past two years are behind us, with the immediate impact of the 2003 tax cuts already factored into the economy and the Fed signaling its intention to raise rates further.

This late in the business cycle, we believe investors would be wise to moderate their expectations for returns in both stocks and bonds. The market is currently "priced for perfection." If the year ahead turns out to be less than perfect, some asset classes could give back returns of the past few years. We believe we are closer to the time when investors should hold on to past returns rather than chase yields and returns. All markets now have had a nice run up and most asset classes are rich compared to historic standards. We believe a well-balanced portfolio — one diversified between stocks and bonds, as well as among foreign and domestic investments — is the wisest course of action.

As always, at Northwestern Mutual we take very seriously our commitment to the highest quality investment management and ethical business practices. We appreciate the trust you have placed in our organization, and will work steadfastly in 2005 to preserve that trust.





Edward J. Zore
President and Chief Executive Officer

Mark G. Doll
Senior Vice President Investments

The Northwestern Mutual Life Insurance Company

(Northwestern Mutual)


Northwestern Mutual®

How To Get More Information

Northwestern Mutual Express:

1-800-519-4665

The Express Line gives Trustees (or Owners) convenient up-to-date information about your contract with a contract number and a Personal Identification Number (PIN). Call toll-free to review contract values and unit values, transfer among portfolios, change the allocation and obtain fund performance information.

Information on the Internet:

Northwestern Mutual Financial Network
WWW.NMFN.COM

For information about Northwestern Mutual visit us on our Website. Included is information on Daily Variable Annuity Unit Value Prices, Current Performance, and Fund Information. Contact Your Northwestern Mutual Investment Services representative if you have questions about your contract or any of the contract owner privileges.

Contract Owner Privileges

When the Owner is the Trustee of a qualified employee trust, the exercise of any contract owner privileges by the Trustee must be consistent with the terms and provisions of the qualified plan under which the contract is maintained. Northwestern Mutual shall have no duty to question any actions directed by the Trustee/Owner.

Free Transfers Among Portfolios

You can change your investment allocation or transfer values among the portfolios by calling the Northwestern Mutual Express line at 800-519-4665. Also, you can Mail or Fax the request forms to the Home Office for the same day changes.

Northwestern Mutual is not currently charging a fee for transfers, but reserves the right to charge $25 for each transfer exceeding 12 in a contract year. The amount and timing restrictions discussed here do not apply to interest sweeps from the GIF to the variable funds. The GIF is ONLY available in the Front-Load design in NJ, OR, UT, WA, and the GIF is NOT available in either design in MA.

Contract Owner Communications

Northwestern Mutual Express gives you 24-hour access to your contract. You receive Confirmation Statements on each transaction, VA Quarterly Summary Statements, and the Annuity Aspects Newsletter providing financial and annuity information.

Automatic Investment Plan

You can invest via the Electronic Funds Transfer (EFT) Plan. Your bank can transmit money safely and quickly from your bank checking or NOW account.

A program of regular investing cannot assure a profit or protect against a loss in a declining market.

Automatic Dollar Cost Averaging Plan

Your money is automatically transferred from the Money Market Portfolio to any of the variable portfolios on a monthly, quarterly or semi-annual basis.

Dollar cost averaging does not assure a profit or protect against loss in a declining market. Carefully consider your willingness to continue payments during periods of low prices.

Portfolio Rebalancing

To help maintain your asset allocation plan percentage over time, this service will automatically readjust the asset allocations back to the desired specified percentages.

Only contracts with accumulation value of $10,000 or more are eligible. Portfolio rebalancing may only be used with the variable funds, not the Guaranteed Interest Fund, and may not be used in conjunction with dollar cost averaging.

All investments are subject to market risks and a loss of principal. The investment return and principal value will fluctuate, and when sold, may be more of less than their original cost, and could result in a taxable event.

Interest Sweeps

The Interest Sweep service will automatically sweep or transfer interest earnings from the Guaranteed Interest Fund (GIF) to any of the variable investment options. Interest earnings can be swept monthly, quarterly, semi-annually or annually.

Only contracts with $10,000 or more in the GIF are eligible. The amount and timing restrictions that ordinarily apply to transfers between the GIF and the variable funds do not apply to interest sweeps. The GIF is ONLY available in the Front-Load design in NJ, OR, UT, WA, and the GIF is NOT available in either design in MA.

Systematic Withdrawal Plan

While your contract is in the accumulation phase, you can arrange to automatically withdraw money to generate a payment stream.

Special Withdrawal Privilege

You can withdraw 10% of the contract's accumulation value without a surrender charge, if the contract has at least a $10,000 balance, beginning on the first contract anniversary.

Terminal Illness Benefit*

Withdrawal charges are waived if the primary Annuitant is terminally ill and has a life expectancy of 12 months or less.

Nursing Home Benefit*

Withdrawal charges are waived after the first contract anniversary if the primary annuitant's confinement is medically necessary for at least 90 consecutive days in a licensed nursing facility or hospital.

*The benefit is not available in MA, NJ, NY and TX.

Contents

You should carefully consider the investment objectives, risks, expenses and charges of the investment company before you invest. Your Northwestern Mutual Investment Services Registered Representative can provide you with a contract and fund prospectus that will contain the information noted above, and other important information that you should read carefully before you invest or send money.

Front Load Contract (Series QQ)

Total return(j) at unit value (as of 12/31/04)	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	AllianceBernstein Mid Cap Value Division	Index 400 Stock Division
1 year	13.58%	19.10%	9.20%	16.25%	14.09%	13.45%	11.15%
5 years	24.56%	—	(10.16%)	—	11.06%	—	46.86%
Annualized	4.49%	—	(2.12%)	—	2.12%	—	7.99%
10 years(g)	—	—	154.00%	—	118.30%	—	—
Annualized	—	—	9.77%	—	8.12%	—	—
Since division inception in Account A	131.22%(b)	53.12%(c)	—	27.04%(c)	—	50.65%(d)	65.37%(b)
Annualized	15.92%	13.27%	—	7.25%	—	27.84%	9.27%
Since portfolio inception(a)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Current Yield(h)							

Front Load Contract (Series RR)

Total return(j) at unit value (as of 12/31/04)	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	AllianceBernstein Mid Cap Value Division	Index 400 Stock Division
1 year	12.88%	18.36%	8.52%	15.53%	13.38%	12.75%	10.47%
5 years	23.25%	—	(11.07%)	—	9.98%	—	45.44%
Annualized	4.27%	—	(2.32%)	—	1.92%	—	7.78%
10 years(g)	—	—	150.32%	—	114.90%	—	—
Annualized	—	—	9.61%	—	7.95%	—	—
Since portfolio inception in Account A	128.75%(b)	51.83%(c)	—	25.95%(c)	—	49.63%(d)	63.57%(b)
Annualized	15.70%	12.99%	—	6.98%	—	27.32%	9.06%
Since portfolio inception(a)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Current Yield(h)							

Back Load Contract Without Surrender (Series QQ/RR)

Total return(j) at unit value (as of 12/31/04)	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	AllianceBernstein Mid Cap Value Division	Index 400 Stock Division
1 year	17.14%	22.83%	12.62%	19.89%	17.66%	17.01%	14.63%
5 years	23.43%	—	(10.98%)	—	10.08%	—	45.58%
Annualized	4.30%	—	(2.30%)	—	1.94%	—	7.80%
10 years(g)	—	—	139.58%	—	105.72%	—	—
Annualized	—	—	9.13%	—	7.48%	—	—
Since portfolio inception in Account A	127.63%(b)	54.14%(c)	—	27.89%(c)	—	54.35%(d)	62.72%(b)
Annualized	15.60%	13.49%	—	7.46%	—	29.71%	8.96%
Since portfolio inception(a)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Current Yield(h)							

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performances may be lower or higher than the performance data quoted. For the most recent month-end performance information visit www.nmfn.com.

All total return figures are for divisions of NML Variable Annuity Account A and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level; figures for the Front Load contract reflect a maximum sales load of 4% for the Series QQ and 4.5% for the Series RR; figures for the Series QQ Back Load contract with surrender reflect deductions for a maximum 8% withdrawal charge, declining at a rate of 1% per year; figures for the Series RR Back Load contact with surrender reflect deductions for a maximum 6% withdrawal charge for the first three years, declining at a rate of 1% per year thereafter. The data reflects an initial contract size of $10,000 for the Front Load (minimum size) and $1,000 for the Back Load. Performance data quoted represents past results and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Performance for other separate accounts will differ.

(a) Returns stated are as of the inception date of the portfolio which preceeds availability in Account A. See the following footnotes for portfolio inception dates.
(b) Inception date of 4/30/99.
(c) Inception date of 7/31/01.
(d) Inception date of 5/1/03.
(e) Inception date of this division in the Account A was 5/1/03. Actual fund inception was 12/28/98. Performance quoted prior to 5/1/03 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(f) Inception date of this division in Account A was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(g) 10 year return for this division in Account A.
(h) For the seven-day period ended December 31, 2004, the Money Market Portfolio's yield was 2.17% and was equivalent to a compound effective yield of 2.20%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
(j) Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be less. For the Money Market Division, total returns include the effect of a fee waiver from December 2, 2002 through December 31, 2004, which ended on December 31, 2004.

Janus Capital Appreciation Division	Growth Stock Division	Large Cap Core Stock Division	Capital Guardian Domestic Equity Division	T. Rowe Price Equity Income Division	Index 500 Stock Division	Asset Allocation Division	Balanced Division	High Yield Bond Division	Select Bond Division
14.42%	1.98%	3.41%	11.71%	10.10%	5.83%	5.18%	3.15%	7.81%	0.14%
—	(20.98%)	(22.25%)	—	—	(16.23%)	—	7.04%	33.19%	41.70%
—	(4.60%)	(4.91%)	—	—	(3.48%)	—	1.37%	5.90%	7.22%
—	146.69%	106.10%	—	—	186.77%	—	141.56%	106.49%	98.19%
—	9.45%	7.50%	—	—	11.11%	—	9.22%	7.52%	7.08%
36.80%(d)	—	—	14.54%(c)	35.74%(d)	—	10.38%(c)	—	—	—
20.66%	—	—	4.05%	20.10%	—	2.93%	—	—	—
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—
13.71%	1.35%	2.77%	11.02%	9.42%	5.18%	4.53%	2.51%	7.14%	(0.48%)
—	(21.76%)	(23.03%)	—	—	(17.05%)	—	5.94%	31.81%	40.26%
—	(4.79%)	(5.10%)	—	—	(3.67%)	—	1.16%	5.68%	7.00%
—	143.11%	103.06%	—	—	182.41%	—	137.82%	103.43%	95.07%
—	9.29%	7.34%	—	—	10.94%	—	9.05%	7.36%	6.91%
35.87%(d)	—	—	13.56%(c)	34.82%(d)	—	9.43%(c)	—	—	—
20.17%	—	—	3.79%	19.61%	—	2.67%	—	—	—
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—
18.00%	5.17%	6.65%	15.21%	13.55%	9.15%	8.48%	6.38%	11.18%	3.28%
—	(21.68%)	(22.95%)	—	—	(16.97%)	—	6.04%	31.94%	40.39%
—	(4.77%)	(5.08%)	—	—	(3.65%)	—	1.18%	5.70%	7.02%
—	132.64%	94.34%	—	—	170.18%	—	127.77%	94.70%	86.83%
—	8.81%	6.87%	—	—	10.45%	—	8.58%	6.89%	6.45%
40.15%(d)	—	—	15.29%(c)	39.08%(d)	—	11.11%(c)	—	—	—
22.42%	—	—	4.25%	21.86%	—	3.13%	—	—	—
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—

Front Load Contract (Series QQ)

Total return(j) at unit value (as of 12/31/04)	Money Market Division	Fidelity VIP Mid Cap Division	Russell Multi-Style Equity Division	Russell Aggressive Equity Division	Russell Non-U.S. Division	Russell Core Bond Division	Russell Real Estate Securities Division
1 year	(3.02%)	19.18%	4.98%	9.69%	13.10%	0.06%	28.95%
5 years	8.42%	87.61%(e)	(23.07%)	23.31%	(12.61%)	34.33%	147.90%
Annualized	1.63%	13.41%	(5.11%)	4.28%	(2.66%)	6.08%	19.91%
10 years(g)	38.36%	—	—	—	—	—	—
Annualized	3.30%	—	—	—	—	—	—
Since division inception in Account A	—	67.18%(e)	(17.43%)(f)	36.45%(f)	9.24%(f)	32.82%(f)	129.31%(b)
Annualized	—	36.07%	(3.32%)	5.63%	1.57%	5.13%	15.75%
Since portfolio inception(a)	—	186.90%(e)	47.31%(f)	76.32%(f)	30.45%(f)	55.42%(f)	—
Annualized	—	19.17%	4.96%	7.35%	3.38%	5.67%	—
Current Yield(h)	2.20%						

Front Load Contract (Series RR)

	Money Market Division	Fidelity VIP Mid Cap Division	Russell Multi-Style Equity Division	Russell Aggressive Equity Division	Russell Non-U.S. Division	Russell Core Bond Division	Russell Real Estate Securities Division
1 year	(3.62%)	18.44%	4.33%	9.01%	12.40%	(0.56%)	28.15%
5 years	7.30%	85.71%(e)	(23.84%)	22.08%	(13.46%)	33.00%	145.33%
Annualized	1.42%	13.18%	(5.30%)	4.07%	(2.85%)	5.87%	19.66%
10 years(g)	36.23%	—	—	—	—	—	—
Annualized	3.14%	—	—	—	—	—	—
Since portfolio inception in Account A	—	66.03%(e)	(18.35%)(f)	34.99%(f)	8.09%(f)	31.40%(f)	126.84%(b)
Annualized	—	35.51%	(3.51%)	5.43%	1.38%	4.93%	15.53%
Since portfolio inception(a)	—	183.71%(e)	45.39%(f)	74.02%(f)	28.75%(f)	53.40%(f)	—
Annualized	—	18.95%	4.79%	7.18%	3.21%	5.50%	—
Current Yield(h)	2.20%						

Back Load Contract Without Surrender (Series QQ/RR)

	Money Market Division	Fidelity VIP Mid Cap Division	Russell Multi-Style Equity Division	Russell Aggressive Equity Division	Russell Non-U.S. Division	Russell Core Bond Division	Russell Real Estate Securities Division
1 year	0.01%	22.91%	8.27%	13.12%	16.64%	3.20%	32.99%
5 years	7.46%	85.91%(e)	(23.76%)	22.19%	(13.37%)	33.13%	145.63%
Annualized	1.45%	13.20%	(5.28%)	4.09%	(2.83%)	5.89%	19.69%
10 years(g)	30.40%	—	—	—	—	—	—
Annualized	2.69%	—	—	—	—	—	—
Since portfolio inception in Account A	—	71.28%(e)	(18.73%)(f)	34.26%(f)	7.54%(f)	30.76%(f)	125.73%(b)
Annualized	—	38.06%	(3.59%)	5.33%	1.29%	4.84%	15.43%
Since portfolio inception(a)	—	181.47%(e)	41.68%(f)	69.59%(f)	25.47%(f)	49.49%(f)	—
Annualized	—	18.80%	4.45%	6.83%	2.88%	5.16%	—
Current Yield(h)	2.20%						

All total return figures are for divisions of NML Variable Annuity Account A and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level; figures for the Front Load contract reflect a maximum sales load of 4% for the Series QQ and 4.5% for the Series RR; figures for the Series QQ Back Load contract with surrender reflect deductions for a maximum 8% withdrawal charge, declining at a rate of 1% per year; figures for the Series RR Back Load contact with surrender reflect deductions for a maximum 6% withdrawal charge for the first three years, declining at a rate of 1% per year thereafter. The data reflects an initial contract size of $10,000 for the Front Load (minimum size) and $1,000 for the Back Load. Performance data quoted represents past results and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Performance for other separate accounts will differ.

(a) Returns stated are as of the inception date of the portfolio which preceeds availability in Account A. See the following footnotes for portfolio inception dates.
(b) Inception date of 4/30/99.
(c) Inception date of 7/31/01.
(d) Inception date of 5/1/03.
(e) Inception date of this division in the Account A was 5/1/03. Actual fund inception was 12/28/98. Performance quoted prior to 5/1/03 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(f) Inception date of this division in Account A was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(g) 10 year return for this division in Account A.
(h) For the seven-day period ended December 31, 2004, the Money Market Portfolio's yield was 2.17% and was equivalent to a compound effective yield of 2.20%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
(j) Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be less. For the Money Market Division, total returns include the effect of a fee waiver from December 2, 2002 through December 31, 2004, which ended on December 31, 2004.

Back Load Contract With Surrender (Series QQ)

Total return(j) with surrender charge (as of 12/31/04)	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	AllianceBernstein Mid Cap Value Division	Index 400 Stock Division
1 year	9.14%	14.83%	4.62%	11.89%	9.66%	9.01%	6.63%
5 years	19.40%	—	(14.96%)	—	6.09%	—	41.57%
Annualized	3.61%	—	(3.19%)	—	1.19%	—	7.20%
10 Years	—	—	139.58%	—	105.72%	—	—
Annualized	—	—	9.13%	—	7.48%	—	—
Since division inception in Account A	124.63%(b)	49.13%(c)	—	22.91%(c)	—	47.34%(d)	59.70%(b)
Annualized	15.33%	12.40%	—	6.22%	—	26.15%	8.60%
Since portfolio inception(a)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Current Yield(h)							

Back Load Contract With Surrender (Series RR)

	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	AllianceBernstein Mid Cap Value Division	Index 400 Stock Division
1 year	11.14%	16.83%	6.62%	13.89%	11.66%	11.01%	8.63%
5 years	19.40%	—	(14.96%)	—	6.09%	—	41.57%
Annualized	3.61%	—	(3.19%)	—	1.19%	—	7.20%
10 years(g)	—	—	139.58%	—	105.72%	—	—
Annualized	—	—	9.13%	—	7.48%	—	—
Since portfolio inception in Account A	124.63%(b)	49.13%(c)	—	22.91%(c)	—	48.34%(d)	59.70%
Annualized	15.33%	12.40%	—	6.22%	—	26.66%	8.60%
Since portfolio inception(a)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Current Yield(h)							

All total return figures are for divisions of NML Variable Annuity Account A and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level; figures for the Front Load contract reflect a maximum sales load of 4% for the Series QQ and 4.5% for the Series RR; figures for the Series QQ Back Load contract with surrender reflect deductions for a maximum 8% withdrawal charge, declining at a rate of 1% per year; figures for the Series RR Back Load contact with surrender reflect deductions for a maximum 6% withdrawal charge for the first three years, declining at a rate of 1% per year thereafter. The data reflects an initial contract size of $10,000 for the Front Load (minimum size) and $1,000 for the Back Load. Performance data quoted represents past results and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Performance for other separate accounts will differ.

(a) Returns stated are as of the inception date of the portfolio which preceeds availability in Account A. See the following footnotes for portfolio inception dates.
(b) Inception date of 4/30/99.
(c) Inception date of 7/31/01.
(d) Inception date of 5/1/03.
(e) Inception date of this division in the Account A was 5/1/03. Actual fund inception was 12/28/98. Performance quoted prior to 5/1/03 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(f) Inception date of this division in Account A was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(g) 10 year return for this division in Account A.
(h) For the seven-day period ended December 31, 2004, the Money Market Portfolio's yield was 2.17% and was equivalent to a compound effective yield of 2.20%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
(j) Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be less. For the Money Market Division, total returns include the effect of a fee waiver from December 2, 2002 through December 31, 2004, which ended on December 31, 2004.

Back Load Contract With Surrender (Series QQ)

Total return(j) with surrender charge (as of 12/31/04)	Janus Capital Appreciation Division	Growth Stock Division	Large Cap Core Stock Division	Capital Guardian Domestic Equity Division	T. Rowe Price Equity Income Division	Index 500 Stock Division	Asset Allocation Division
1 year	10.00%	(2.83%)	(1.35%)	7.21%	5.55%	1.15%	0.48%
5 years	—	(25.71%)	(26.96%)	—	—	(20.98%)	—
Annualized	—	(5.77%)	(6.09%)	—	—	(4.60%)	—
10 Years	—	132.64%	94.34%	—	—	170.18%	—
Annualized	—	8.81%	6.87%	—	—	10.45%	—
Since division inception in Account A	33.15%(d)	—	—	10.30%(c)	32.07%(d)	—	6.11%(c)
Annualized	18.72%	—	—	2.91%	18.14%		1.75%
Since portfolio inception(a)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Current Yield(h)							

Back Load Contract With Surrender (Series RR)

Total return(j) with surrender charge (as of 12/31/04)	Janus Capital Appreciation Division	Growth Stock Division	Large Cap Core Stock Division	Capital Guardian Domestic Equity Division	T. Rowe Price Equity Income Division	Index 500 Stock Division	Asset Allocation Division
1 year	12.00%	(0.83%)	0.65%	9.21%	7.55%	3.15%	2.48%
5 years	—	(25.71%)	(26.96%)	—	—	(20.98%)	—
Annualized	—	(5.77%)	(6.09%)	—	—	(4.60%)	—
10 years(g)	—	132.64%	94.34%	—	—	170.18%	—
Annualized	—	8.81%	6.87%	—	—	10.45%	—
Since portfolio inception in Account A	34.16%	—	—	10.30%(c)	33.08%(d)	—	6.11%(c)
Annualized	19.26%	—	—	2.91%	18.68%	—	1.75%
Since portfolio inception(a)	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—
Current Yield(h)							

All total return figures are for divisions of NML Variable Annuity Account A and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level; figures for the Front Load contract reflect a maximum sales load of 4% for the Series QQ and 4.5% for the Series RR; figures for the Series QQ Back Load contract with surrender reflect deductions for a maximum 8% withdrawal charge, declining at a rate of 1% per year; figures for the Series RR Back Load contact with surrender reflect deductions for a maximum 6% withdrawal charge for the first three years, declining at a rate of 1% per year thereafter. The data reflects an initial contract size of $10,000 for the Front Load (minimum size) and $1,000 for the Back Load. Performance data quoted represents past results and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that, when redeemed, it may be worth more or less than the original cost. Current performance may be lower or higher than the performance data quoted. Performance for other separate accounts will differ.

(a) Returns stated are as of the inception date of the portfolio which preceeds availability in Account A. See the following footnotes for portfolio inception dates.
(b) Inception date of 4/30/99.
(c) Inception date of 7/31/01.
(d) Inception date of 5/1/03.
(e) Inception date of this division in the Account A was 5/1/03. Actual fund inception was 12/28/98. Performance quoted prior to 5/1/03 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(f) Inception date of this division in Account A was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(g) 10 year return for this division in Account A.
(h) For the seven-day period ended December 31, 2004, the Money Market Portfolio's yield was 2.17% and was equivalent to a compound effective yield of 2.20%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
(j) Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be less. For the Money Market Division, total returns include the effect of a fee waiver from December 2, 2002 through December 31, 2004, which ended on December 31, 2004.

Balanced Division	High Yield Bond Division	Select Bond Division	Money Market Division	Fidelity VIP Mid Cap Division	Russell Multi-Style Equity Division	Russell Aggressive Equity Division	Russell Non-U.S. Division	Russell Core Bond Division	Russell Real Estate Securities Division
(1.62%)	3.18%	(4.72%)	(7.99%)	14.91%	0.27%	5.12%	8.64%	(4.80%)	24.99%
2.07%	27.99%	36.43%	3.45%	81.91%(e)	(27.77%)	18.20%	(17.40%)	29.15%	141.66%
0.41%	5.06%	6.41%	0.68%	12.71%	(6.30%)	3.40%	(3.75%)	5.25%	19.30%
127.77%	94.70%	86.83%	30.40%	—	—	—	—	—	—
8.58%	6.89%	6.45%	2.69%	—	—	—	—	—	—
—	—	—	—	64.28%(e)	(21.75%)(f)	31.33%(f)	4.57%(f)	27.74%(f)	122.75%(b)
—	—	—	—	34.65%	(4.23%)	4.92%	0.79%	4.41%	15.16%
—	—	—	—	179.47%(e)	40.68%(f)	68.59%(f)	24.47%(f)	48.49%(f)	—
—	—	—	—	18.66%	4.36%	6.75%	2.78%	5.07%	—
			2.20%						
0.38%	5.18%	(2.72%)	(5.99%)	16.91%	2.27%	7.12%	10.64%	(2.80%)	26.99%
2.07%	27.99%	36.43%	3.45%	81.91%(e)	(27.77%)	18.20%	(17.40%)	29.15%	141.66%
0.41%	5.06%	6.41%	0.68%	12.71%	(6.30%)	3.40%	(3.75%)	5.25%	19.30%
127.77%	94.70%	86.83%	30.40%	—	—	—	—	—	—
8.58%	6.89%	6.45%	2.69%	—	—	—	—	—	—
—	—	—	—	65.28%(e)	(21.75%)(f)	31.33%(f)	4.57%(f)	27.74%(f)	122.75%(b)
—	—	—	—	35.14%	(4.23%)	4.92%	0.79%	4.41%	15.16%
—	—	—	—	179.47%(e)	40.68%(f)	68.59%(f)	24.47%(f)	48.49%(f)	—
—	—	—	—	18.66%	4.36%	6.75%	2.78%	5.07%	—
			2.20%						

Guaranteed Interest Fund (GIF)

Description:

Amounts you invest in the Guaranteed Interest Fund earn interest at rates we declare from time to time. We will guarantee the interest rate for each amount for at least one year. The interest rate will be at an annual effective rate of the minimum guaranteed rate for the state of issue, which is in the contract. At the expiration of the period for which we guarantee the interest rate, we will declare a new interest rate. We credit interest and compound it daily.

Each purchase payment or amount transferred to the GIF becomes part of Northwestern Mutual's general assets, which are all of the Company's assets except those held in separate accounts.

The GIF is ONLY available in the Front-Load design in NJ, OR, UT, WA, and the GIF is NOT available in either design in MA.

Net Assets:

$460 million

RR Series Historic Rates†

	Front-End						Back-End			
	New Money Rate			Renewal Rate			New Money Rate		Renewal Rate	
	*Minimum Guaranteed			*Minimum Guaranteed			*Minimum Guaranteed		*Minimum Guaranteed	
Beginning of Month	1% NAIC or 1.5%	2.25%	3.00%	1% NAIC or 1.5%	2.25%	3.00%	1% NAIC or 1.5%	3.0%	1% NAIC or 1.5%	3.0%
12/1/04	3.15%	3.15%	3.05%	2.90%	2.90%	3.00%	2.40%	3.00%	2.15%	3.00%
11/1/04	2.80%	2.80%	3.00%	2.80%	2.80%	3.00%	2.05%	3.00%	2.05%	3.00%
10/1/04	2.80%	2.80%	3.00%	2.55%	2.55%	3.00%	2.05%	3.05%	1.80%	3.00%
9/1/04	2.85%	2.85%	3.00%	2.85%	2.85%	3.00%	2.10%	3.00%	2.10%	3.00%
8/1/04	3.35%	3.35%	3.25%	3.10%	3.10%	3.00%	2.60%	3.00%	2.35%	3.00%
7/1/04	3.35%	3.35%	3.25%	2.85%	2.85%	3.00%	2.60%	3.00%	2.10%	3.00%
6/1/04	3.20%	3.20%	3.00%	2.70%	2.70%	3.00%	2.45%	3.00%	1.95%	3.00%
5/1/04	3.10%	3.10%	3.00%	2.85%	2.85%	3.00%	2.35%	3.00%	2.10%	3.00%
4/1/04	2.30%	2.30%	3.00%	2.30%	2.30%	3.00%	1.55%	3.00%	1.55%	3.00%
3/1/04	2.30%	2.30%	3.00%	2.30%	2.30%	3.00%	1.55%	3.00%	1.55%	3.00%
2/1/04	2.45%	2.45%	3.00%	2.55%	2.55%	3.10%	1.70%	3.00%	1.80%	3.00%
1/1/04	2.55%	2.55%	3.00%	2.55%	2.55%	3.00%	1.80%	3.00%	1.80%	3.00%

† These rates do not reflect the $30 annual contract fee. The maximum transfer amount from the GIF to a variable fund can not be less than $1,000 or greater than $50,000. The limit does not apply in New York. Investments in the GIF are subject to a maximum limit of $100,000 without our prior consent. In states where the annual effective interest rate may not be less than 3% in all years, the maximum limit without our consent is $50,000. For contracts issued prior to September 2, 2003, or pending state approval, investments in the GIF are subject to a maximum limit of $1 million ($250,000 in New York) without prior consent. Contractual minimum rates vary by state.

* The "MINIMUM GUARANTEED" could range from 1.0% to at least 3.0% depending on your state. Please consult with your Financial Representative or call the Customer Service Line at 1-888-455-2232 to get the current GIF interest rate in your state.

Annual Report December 31, 2004

Northwestern Mutual®

Northwestern Mutual Series Fund, Inc.

A Series Fund Offering Eighteen Portfolios

- Small Cap Growth Stock Portfolio
- T. Rowe Price Small Cap Value Portfolio
- Aggressive Growth Stock Portfolio
- International Growth Portfolio
- Franklin Templeton International Equity Portfolio
- AllianceBernstein Mid Cap Value Portfolio
- Index 400 Stock Portfolio
- Janus Capital Appreciation Portfolio
- Growth Stock Portfolio
- Large Cap Core Stock Portfolio
- Capital Guardian Domestic Equity Portfolio
- T. Rowe Price Equity Income Portfolio
- Index 500 Stock Portfolio
- Asset Allocation Portfolio
- Balanced Portfolio
- High Yield Bond Portfolio
- Select Bond Portfolio
- Money Market Portfolio

Table of Contents

Small Cap Growth Stock Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Maximum long-term appreciation of capital	Strive for the highest possible rate of capital appreciation by investing in companies with potential for rapid growth.	$442 million

The Small Cap Growth Stock Portfolio seeks long-term growth of capital. The Portfolio seeks to achieve this objective by investing in emerging companies with rapidly growing revenues and earnings supported by financial strength and capable management. Holdings are smaller companies with a median market capitalization of approximately $1 billion; the range of market capitalization is generally between $200 million and $3 billion. A strong orientation to quality and a commitment to broad diversification mean that this Portfolio is generally less risky and less volatile than many small-capitalization growth portfolios. In evaluating individual companies, factors such as the growth rates of revenues and earnings, opportunities for margin expansion, financial strength and quality of management are important variables.

The investment process involves detailed studies of individual companies. Factors evaluated include the growth rates of revenues and earnings, opportunities for margin expansion, financial strength and quality of management. Since growth stock portfolios tend to react strongly to changes in financial and economic markets, as well as to changes in the prospects for individual companies, returns of this Portfolio can vary considerably from time to time. A higher level of risk (with risk defined as variability of returns over time) is accepted for the potential of greater long-term returns.

For the year ended December 31, 2004, the Small Cap Growth Portfolio returned 18.80%, outperforming the Russell 2000 Index, which had a return of 18.44%, but lagging the S&P SmallCap 600 Index, which had a return of 22.65%. (These indices are unmanaged, cannot be invested in directly, and do not include administrative expenses or sales charges.) The Portfolio outperformed its peer group, Small-Cap Growth Funds, which had an average return of 11.71% for the year ended December 31, 2004, according to Lipper Analytical Services, Inc. ("Lipper"), an independent mutual fund ranking agency. The Portfolio's underperformance relative to the S&P SmallCap 600 Index was the result of both industry weightings and stock selection, and reflects the Portfolio's emphasis on financially sound, profitable small-cap stocks with predictable future earnings streams, at a time when lower quality issues performed better.

Following an extraordinary year in 2003, small-capitalization stocks once again rewarded investors in 2004. During 2004, however, the major portion of the gain in small-cap stocks, as well as in the overall stock market, was realized in the fourth quarter. Earlier in the year, the stock market produced lackluster results as economic concerns, including rising oil prices, the weakening U.S. dollar, the war in Iraq and the upcoming presidential election, hampered performance. Indications that the Federal Reserve might start raising interest rates — after a long period in which U.S. consumers had benefited from rates at 45-year lows — also had a dampening effect on the market. In the fourth quarter, however, especially following the elections in November, the stock market experienced a dramatic rally, in which all asset classes gained. The S&P 500 Index (a gauge of broad stock market performance), which returned 10.88% for the year, gained 9.23% in the fourth quarter alone.

Higher beta stocks — particularly small-cap and international stocks — experienced an even more dramatic lift during the fourth quarter. Small-capitalization stocks, as measured by the S&P 600 SmallCap Index, returned 22.65% for the year ended December 31, 2004, with 13.00% of that gain coming in the fourth quarter. International stocks, as measured by the EAFE (Europe, Australasia, Far East) Index, gained 20.70% for the year, 15.36% of which came in the fourth quarter. The drive for beta in the fourth quarter pushed up prices of lower quality issues as investors demonstrated a willingness to take on more risk in order to make up for the lower returns earlier in the year.

Differences in performance versus the benchmarks during 2004 resulted mainly from individual security selection, and secondarily from sector selection. Positive impacts in the Portfolio included an overweight position in Consumer Discretionary stocks, as well as good stock selection within the sector. Holdings that added the most performance in the Portfolio in 2004 included Aaron Rents (which rents and sells residential and office furniture, and is one of the Portfolio's top ten holdings), Pinnacle Entertainment (a diversified gaming company), Guitar Center Inc. (a musical instrument retailer), Polaris Industries (manufactures snowmobiles and other outdoor vehicles), and Getty Images (a media company).

Several Technology holdings also performed very well for the year. Cognizant Technology Solution (which provides custom information technology management services, and is one of the Portfolio's top ten holdings), Cree Inc. (manufactures carbide-based semiconductor materials) and Verint Systems Inc. (provides analytical software-based solutions) all posted very good returns. Consumer Staple stocks United Natural Foods Inc. and Peet's Coffee & Tea also posted excellent gains.

Negative impacts on the Portfolio during 2004 included poor performance in several Technology stocks, especially semiconductor-related Genesis Microchip (designs integrated circuits), Entegris (provides materials management solutions to microelectronics industry), and Plexus Corp. Inc. (provides product realization services to original equipment manufacturers). In addition, although the Portfolio was slightly overweight in the Energy sector, it did not benefit as much from the substantial run-up in Energy prices because most of its holdings were in service stocks and not in energy production stocks.

Heading into 2005, we look for earnings growth for small-capitalization stocks to outpace larger companies. We do not expect, however, that a rising tide will lift all boats equally. While sector positioning can be an important driver of overall performance, stock selection will be important in 2005. We continue to remain focused on individual stock selection, looking for companies with above-average growth potential, and we believe we should continue to find attractive candidates for the portfolio.

Small Cap Growth Stock Portfolio

Relative Performance



$25,000
20,000
15,000
10,000
5,000
0
4/99
12/99
12/00
12/01
12/02
12/03
12/04
Small Cap Growth Stock Portfolio
S&P Small Cap 600 Index
Russell 2000 Index

Average Annual Total Return
For Periods Ended December 31, 2004

	1 Year	5 Years	Since Inception*
Small Cap Growth Stock Portfolio	18.80%	5.78%	17.24%
S&P Small Cap 600 Index	22.65%	11.60%	13.06%
Russell 2000 Index	18.44%	6.68%	8.97%
Small Cap Growth Funds Lipper Average	11.71%	-1.42%	–

*inception date of 4/30/99

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 4/30/99 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account, are shown beginning on page iv of the Performance Summary of the Separate Account report.

Since the Portfolio invests primarily in small capitalization issues, the indices that best reflect the portfolio's performance are the Standard and Poor's (S&P) SmallCap 600 Index and Russell 2000 Index. The indices cannot be invested in directly and do not include sales charges.

The Standard & Poors SmallCap 600 Index is an unmanaged index of 600 selected common stocks of smaller U.S. -based companies compiled by Standard & Poor's Corporation. As of December 31, 2004, the 600 companies in the composite had a median market capitalization of $754.0 million and total market value of $522.8 billion. The SmallCap 600 represents approximately 2.8% of the market value of Compustat's database of over 9,381 equities.

The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable U.S. equity market. As of the latest reconstitution, the average market capitalization of companies in the Russell 3000 was approximately $4.4 billion; the median market capitalization was approximately $822.4 million. Market capitalization of companies in the Index ranged from $175.8 million to $317.8 billion.

The Russell 2000 Index represents approximately 8% of the total market capitalization of the Russell 3000 Index. As of the latest reconstitution, the average market capitalization of companies in the Russell 2000 was approximately $607.1 million; the median market capitalization was approximately $496.4 million. The largest company in the Index had an approximate market capitalization of $1.6 billion.

The Lipper Variable Insurance Products (VIP) Small Cap Growth Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) less than 250% of the dollar-weighted median of the smallest 500 of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Small-cap growth funds typically have an above average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P SmallCap 600 Index. Source: Lipper, Inc.

Top 10 Equity Holdings 12/31/04

Company	% of Total Net Assets
Knight Transportation, Inc.	2.4%
Aaron Rents, Inc.	2.4%
Airgas, Inc.	2.3%
Guitar Center, Inc.	2.2%
Cognizant Technology Solutions Corp. - Class A	2.2%
WMS Industries, Inc.	2.2%
Amphenol Corp. - Class A	2.1%
Ventana Medical Systems, Inc.	2.1%
MSC Industrial Direct Co., Inc. - Class A	2.0%
Minerals Technologies, Inc.	2.0%

Sector Allocation 12/31/04



Consumer Staples 3%
Other Holdings 1%
Telecommunication Services 1%
Energy 5%
Materials 6%
Short-Term Investments 7%
Financials 7%
Information Technology 22%
Health Care 11%
Consumer Discretionary 19%
Industrials 18%

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,090.60	$2.97
Hypothetical (5% return before expenses)	$1,000.00	$1,021.99	$2.87

* *Expenses are equal to the Fund's annualized expense ratio of 0.56%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2004

Common Stocks (93.3%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (18.6%)		
Aaron Rents, Inc.	425,992	10,649
*Digital Theater Systems, Inc.	197,100	3,968
*Getty Images, Inc.	69,550	4,789
*Guitar Center, Inc.	188,000	9,906
*Hibbett Sporting Goods, Inc.	92,200	2,453
*McCormick & Schmick's Seafood Restaurants, Inc.	201,017	3,387
*O'Reilly Automotive, Inc.	98,400	4,433
Orient-Express Hotel, Ltd. — Class A	425,837	8,759
*Pinnacle Entertainment, Inc.	408,900	8,088
Polaris Industries, Inc.	126,900	8,632
Station Casinos, Inc.	139,550	7,631
*WMS Industries, Inc.	288,400	9,673
Total		**82,368**
Consumer Staples (3.0%)		
*Peet's Coffee & Tea, Inc.	249,900	6,615
*United Natural Foods, Inc.	212,800	6,618
Total		**13,233**
Energy (4.5%)		
*FMC Technologies, Inc.	157,900	5,084
*Grant Prideco, Inc.	263,000	5,274
*Grey Wolf, Inc.	836,700	4,409
*National-Oilwell, Inc.	148,250	5,232
Total		**19,999**
Financials (6.9%)		
BankAtlantic Bancorp, Inc. — Class A	150,400	2,993
Boston Private Financial Holdings, Inc.	128,200	3,611
*Community Bancorp	68,600	2,099
First Republic Bank	70,500	3,737
Investors Financial Services Corp.	111,550	5,575
Placer Sierra Bancshares	94,700	2,693
*Portfolio Recovery Associates, Inc.	114,400	4,716
*Silicon Valley Bancshares	111,900	5,015
Total		**30,439**
Health Care (11.4%)		
*Impax Laboratories, Inc.	212,900	3,381
*Kyphon, Inc.	84,500	2,177
LCA-Vision, Inc.	48,300	1,130
*Nabi Biopharmaceuticals	142,400	2,086
*Pediatrix Medical Group, Inc.	46,600	2,985
*Providence Service Corp.	317,586	6,660
*Psychiatric Solutions, Inc.	192,700	7,045
*Radiation Therapy Services, Inc.	170,600	2,900
*Renal Care Group, Inc.	154,900	5,575
*ResMed, Inc.	83,200	4,252
*Salix Pharmaceuticals, Ltd.	82,150	1,445
*Ventana Medical Systems, Inc.	142,100	9,092
*Wright Medical Group, Inc.	64,000	1,824
Total		**50,552**

Common Stocks (93.3%)	Shares/ $ Par	Value $ (000's)
Industrials (18.0%)		
*Arbinet Holdings, Inc.	12,900	321
Brady Corp. — Class A	35,600	2,227
C.H. Robinson Worldwide, Inc.	138,050	7,665
The Corporate Executive Board Co.	118,900	7,959
*Corrections Corp. of America	209,750	8,484
*DiamondCluster International, Inc.	352,800	5,056
*Forward Air Corp.	168,600	7,536
*HouseValues, Inc.	17,766	267
*Intersections, Inc.	217,700	3,755
Knight Transportation, Inc.	434,678	10,781
*Marlin Business Services, Inc.	216,920	4,121
MSC Industrial Direct Co., Inc. — Class A	251,800	9,060
*Resources Connection, Inc.	43,400	2,357
*School Specialty, Inc.	181,800	7,010
Strayer Education, Inc.	27,200	2,986
Total		**79,585**
Information Technology (22.1%)		
*Amphenol Corp. — Class A	250,700	9,211
*Cogent, Inc.	94,600	3,122
*Cognizant Technology Solutions Corp. — Class A	230,300	9,748
*Cree, Inc.	77,600	3,110
*Digital River, Inc.	124,100	5,164
*Entegris, Inc.	550,600	5,478
*Essex Corp.	113,900	2,306
*Euronet Worldwide, Inc.	307,300	7,996
*Genesis Microchip, Inc.	353,700	5,737
*iPayment, Inc.	86,800	4,298
*Kanbay International, Inc.	31,800	995
Lipman Electronic Engineering Ltd.	8,300	232
*MKS Instruments, Inc.	297,350	5,516
*O2Micro International, Ltd.	382,400	4,375
*Plexus Corp.	146,400	1,905
*ScanSource, Inc.	73,100	4,544
*Tekelec	257,900	5,271
*Tessera Technologies, Inc.	183,900	6,843
*THQ, Inc.	100,600	2,308
*Verint Systems, Inc.	195,700	7,110
*Westell Technologies, Inc. — Class A	397,000	2,700
Total		**97,969**
Materials (6.2%)		
Airgas, Inc.	382,950	10,152
Minerals Technologies, Inc.	135,600	9,045
Silgan Holdings, Inc.	133,800	8,156
Total		**27,353**
Other Holdings (1.1%)		
iShares Russell 2000 Index Fund	36,700	4,749
Total		**4,749**

Small Cap Growth Stock Portfolio

Common Stocks (93.3%)	Shares/ $ Par	Value $ (000's)
Telecommunication Services (1.5%)		
*Alamosa Holdings, Inc.	364,900	4,551
*JAMDAT Mobile, Inc.	96,000	1,982
Total		6,533
Total Common Stocks (Cost: $320,455)		**412,780**

Money Market Investments (6.7%)	Shares/ $ Par	Value $ (000's)
Federal Government & Agencies (1.0%)		
(b)Federal National Mortgage Assoc., 2.34%, 3/28/05	4,500,000	4,475
Total		4,475
Finance Lessors (2.3%)		
(b)Ranger Funding Co., LLC, 2.34%, 1/13/05	5,000,000	4,996
(b)Thunder Bay Funding, Inc, 2.34%, 1/24/05	5,000,000	4,993
Total		9,989
Finance Services (1.1%)		
(b)Preferred Receivable Funding, 2.34%, 1/13/05	5,000,000	4,996
Total		4,996
Personal Credit Institutions (2.2%)		
Rabobank Financial Corp., 2.17%, 1/4/05	5,000,000	4,999
USAA Capital Corp., 2.28%, 1/13/05	5,000,000	4,996
Total		9,995
Short Term Business Credit (0.1%)		
CXC Inc., 2.20%, 1/3/05	400,000	400
Total		400
Total Money Market Investments (Cost: $29,855)		**29,855**
Total Investments (100.0%) (Cost $350,310)(a)		**442,635**
Other Assets, Less Liabilities (0.0%)		**(215)**
Total Net Assets (100.0%)		**442,420**

* Non-Income Producing

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes (in thousands) was $350,536 and the net unrealized appreciation of investments based on that cost was $92,099 which is comprised of $96,753 aggregate gross unrealized appreciation and $4,654 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when-issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
Russell 2000 Index Futures (Total Notional Value at December 31, 2004, $14,870)	47	3/05	$497

The Accompanying Notes are an Integral Part of the Financial Statements

T. Rowe Price Small Cap Value Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital	Invest in small companies whose common stocks are believed to be undervalued.	$200 million

The T. Rowe Price Small Cap Value Portfolio invests in companies with market capitalizations in the range of the S&P SmallCap 600 whose current stock prices do not appear to reflect their underlying value. For this Portfolio, value is defined broadly, with consideration given to stock price relative to long-term growth prospects and business franchises, in addition to typical value measures such as assets, current earnings and cash flow. The major emphasis is on selection of individual stocks, with secondary consideration given to industry weightings in order to keep the Portfolio broadly diversified among economic sectors.

U.S. stocks rose moderately in 2004, extending the previous year's brisk gains. After beginning the year on a strong note, stocks struggled to make headway as economic growth moderated amid rising short-term interest rates, surging energy costs, and a heated presidential campaign. Stock prices rose as oil prices backed away from their late-October peak of $55 per barrel, and gains accelerated following the re-election of President Bush. By year-end, several major indices were at or near their highest levels of the year. Small- and mid-cap stocks outperformed their larger counterparts. As measured by various Russell indices, growth stocks lagged value across all market capitalizations.

The T. Rowe Price Small Cap Value Portfolio outpaced the S&P 600 Index over the twelve months ended December 31, 2004. The Portfolio benefited throughout most of the year from the market's renewed focus on earnings, cash flow, and sales growth.

The Portfolio's returns were helped considerably by our investments in the industrials and business services sectors. The air freight and road and rail industries were beneficiaries of increased economic activity as more raw materials and finished goods moved around the world. Transportation services firms Landstar Systems and UTi Worldwide benefited from strong demand for shipping. Other areas of strength included our regional and community bank holdings, including East West Bancorp, Texas Regional Bancshare, and First Republic Bank of San Francisco. Hotel REITs benefited from the rebound in business travel. LaSalle Hotel Properties and Innkeepers USA Trust helped results.

Relatively few of the Portfolio's holdings lost ground over the past year, although some lagged well behind the benchmark. Restaurant holding Ruby Tuesday was squeezed by rising commodity prices. Unifi, a diversified textile yarn producer, lost ground as its proposed joint venture in China fell through. Tetra Technologies, an oil services company, hurt relative performance as the hurricanes disrupted its offshore oil business. Oil equipment company Lone Star Technologies, on the other hand, was a very strong performer for the Portfolio.

Business fundamentals continue to improve as economic strength drives earnings growth. Significant risks remain, however, including higher inflation, widening budget and trade deficits, a weak U.S. dollar, and geopolitical concerns. Small-caps have beaten large-caps for the past six years, and while growth stocks outperformed their value counterparts during the fourth quarter of 2004, value maintains a significant five-year advantage. Given that we are near the upper end of historic relative valuation levels for smaller-cap stocks, we are cautious. We continue to find good risk/reward candidates among small- and mid-caps, but they are somewhat harder to come by than in previous years.

Relative Performance



$18,000
16,000
14,000
12,000
10,000
8,000
7/01
12/01
12/02
12/03
12/04

T. Rowe Price Small Cap Value Portfolio
Russell 2000 Index
S&P Small Cap 600 Index

Average Annual Total Return
For Periods Ended December 31, 2004

	1 Year	Since Inception*
T. Rowe Price Small Cap Value Portfolio	24.57%	15.10%
S&P Small Cap 600 Index	22.65%	12.21%
Russell 2000 Index	18.44%	10.50%
Small Cap Core Funds Lipper Average	17.47%	–

*inception date of 7/31/01

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account, are shown beginning on page iv of the Performance Summary of the Separate Account report.

The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable U.S. equity market. As of the latest reconstitution, the average market capitalization of companies in the Russell 3000 was approximately $4.4 billion; the median market capitalization was approximately $822.4 million. Market capitalization of companies in the Index ranged from $175.8 million to $317.8 billion. These indices are unmanaged, cannot be invested in directly, and do not include administrative expenses or sales charges.

The Russell 2000 Index represents approximately 8% of the total market capitalization of the Russell 3000 Index. As of the latest reconstitution, the average market capitalization of companies in the Russell 2000 was approximately $607.1 million; the median market capitalization was approximately $496.4 million. The largest company in the Index had an approximate market capitalization of $1.6 billion.

The Standard & Poors SmallCap 600 Index is an unmanaged index of 600 selected common stocks of smaller U.S. -based companies compiled by Standard & Poor's Corporation. As of December 31, 2004, the 600 companies in the composite had a median market capitalization of $754.0 million and total market value of $522.8 billion. The SmallCap 600 represents approximately 2.8% of the market value of Compustat's database of over 9,381 equities. These indices are unmanaged, cannot be invested in directly, and do not include administrative expenses or sales charges.

The Lipper Variable Insurance Products (VIP) Small Cap Core Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) less than 250% of the dollar-weighted median of the smallest 500 of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Small-cap core funds have more latitude in the companies in which they invest. These funds typically have an average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P SmallCap 600 Index. Source: Lipper, Inc.

Top 10 Equity Holdings 12/31/04

Company	% of Total Net Assets
Landstar System, Inc.	2.3%
Texas Regional Bancshares, Inc. - Class A	1.7%
East West Bancorp, Inc.	1.6%
Aaron Rents, Inc.	1.5%
First Republic Bank	1.4%
Silicon Valley Bancshares	1.3%
ProAssurance Corp.	1.3%
Matthews International Corp. - Class A	1.2%
Franklin Electric Co., Inc.	1.2%
RARE Hospitality International, Inc.	1.1%

Sector Allocation 12/31/04


Utilities
4%
Health Care
5%
Short-Term
Investments
4%
Energy
8%
Telecommunication
Services
1%
Materials
10%
Consumer
Staples
1%
Information
Technology
10%
Financials
22%
Consumer
Discretionary
16%
Industrials
19%

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Part of the Northwestern Mutual Series Fund, Inc. The investment advisor for the fund is Mason Street Advisors, LLC.

Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks.

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,120.70	$4.65
Hypothetical (5% return before expenses)	$1,000.00	$1,020.45	$4.43

* *Expenses are equal to the Fund's annualized expense ratio of 0.87%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2004

Common Stocks (96.5%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (15.7%)		
Aaron Rents, Inc.	122,700	3,067
Aaron Rents, Inc. — Class A	4,725	105
*AnnTaylor Stores Corp.	13,800	297
*Big Lots, Inc.	8,200	99
*Cablevision Systems Corp.	17,100	426
Centerplate Inc.	1,700	22
*Cox Radio Inc. — Class A	7,800	129
CSS Industries, Inc.	37,400	1,188
*Culp, Inc.	30,400	206
Dillard's, Inc. — Class A	11,900	320
Dow Jones & Co., Inc.	10,900	469
*Entercom Communications Corp. — Class A	12,200	438
Family Dollar Stores, Inc.	13,600	425
Fred's, Inc.	65,150	1,134
The Gap, Inc.	21,400	452
Hancock Fabrics, Inc.	52,700	546
Haverty Furniture Companies, Inc.	86,300	1,597
Hearst-Argyle Television, Inc.	2,200	58
*IAC/InterActiveCorp	5,700	157
*Journal Register Co.	58,000	1,121
Mattel, Inc.	35,700	696
Matthews International Corp. — Class A	67,000	2,466
Meredith Corp.	5,800	314
The New York Times Co. — Class A	9,900	404
Newell Rubbermaid, Inc.	17,400	421
Outback Steakhouse, Inc.	7,800	357
Pearson PLC-Sponsored ADR	30,000	365
*RARE Hospitality International, Inc.	70,450	2,245
Reuters Group PLC-Spons ADR	6,400	275
Ruby Tuesday, Inc.	36,500	952
*Saga Communications, Inc. — Class A	64,500	1,087
Saks, Inc.	5,900	86
*Scholastic Corp.	9,900	366
SCP Pool Corp.	61,225	1,953
Sinclair Broadcast Group, Inc. — Class A	18,600	171
Skyline Corp.	23,400	955
Stanley Furniture Co., Inc.	25,500	1,146
*Stein Mart, Inc.	117,320	2,001
*TBC Corp.	68,400	1,902
Tribune Co.	8,300	350
*Unifi, Inc.	11,600	44
*Univision Communications, Inc. — Class A	7,900	231
The Washington Post Co. — Class B	219	215
*Weight Watchers International, Inc.	2,600	107
Total		**31,365**
Consumer Staples (1.6%)		
Archer-Daniels-Midland Co.	2,500	56
Campbell Soup Co.	19,500	583
Casey's General Stores, Inc.	71,300	1,293
H.J. Heinz Co.	9,300	363

Common Stocks (96.5%)	Shares/ $ Par	Value $ (000's)
Consumer Staples continued		
Nash-Finch Co.	12,400	468
*Wild Oats Markets, Inc.	42,300	373
Total		**3,136**
Energy (7.7%)		
*Atwood Oceanics, Inc.	21,100	1,099
CARBO Ceramics, Inc.	20,000	1,380
*Cooper Cameron Corp.	4,000	215
Diamond Offshore Drilling, Inc.	26,800	1,073
*Forest Oil Corp.	53,450	1,696
*Grant Prideco, Inc.	17,900	359
*Hanover Compressor Co.	18,000	254
*Lone Star Technologies, Inc.	25,400	850
*Magnum Hunter Resources, Inc.	74,100	956
Murphy Oil Corp.	2,500	201
Penn Virginia Corp.	48,200	1,956
*Petroleum Geo-Services-ADR	1,500	93
*TETRA Technologies, Inc.	57,950	1,641
*Todco — Class A	76,400	1,407
*W-H Energy Services, Inc.	36,100	807
*Whiting Petroleum Corp.	45,800	1,385
Total		**15,372**
Financials (21.7%)		
Allied Capital Corp.	51,400	1,328
American Capital Strategies, Ltd.	21,500	717
*Ameritrade Holding Corp.	15,000	213
Aon Corp.	14,500	346
Apartment Investment and Management Co. — Class A	7,100	274
AXIS Capital Holdings Ltd.	14,100	386
Bedford Property Investors, Inc.	39,100	1,111
Brown & Brown, Inc.	11,500	501
The Charles Schwab Corp.	41,900	501
Citizens Banking Corp.	1,600	55
Commerce Bancshares, Inc.	3,811	191
East West Bancorp, Inc.	74,200	3,113
Equity Office Properties Trust	3,300	96
Federated Investors, Inc. — Class B	7,900	240
First Financial Fund, Inc.	64,900	1,394
First Horizon National Corp.	3,700	160
First Republic Bank	51,000	2,703
Genworth Financial, Inc.	16,100	435
Glenborough Realty Trust, Inc.	30,000	638
Huntington Bancshares, Inc.	13,900	344
Innkeepers USA Trust	43,400	616
Janus Capital Group, Inc.	20,800	350
Jefferson-Pilot Corp.	6,300	327
Kilroy Realty Corp.	48,600	2,078
*LaBranche & Co., Inc.	15,200	136
Lasalle Hotel Properties	47,700	1,518
Loews Corp.	2,000	141
*Markel Corp.	5,100	1,856

Common Stocks (96.5%)	Shares/ $ Par	Value $ (000's)
Financials continued		
Marsh & McLennan Companies, Inc.	18,700	615
Midland Co.	33,300	1,041
MoneyGram International, Inc.	18,348	388
Netbank, Inc.	65,300	680
Northern Trust Corp.	8,800	428
*Ohio Casualty Corp.	11,200	260
The PNC Financial Services Group, Inc.	8,000	460
*ProAssurance Corp.	64,100	2,507
Protective Life Corp.	3,700	158
Radian Group, Inc.	5,700	303
Regions Financial Corp.	6,900	246
SAFECO Corp.	5,200	272
Scottish Annuity & Life Holdings, Ltd.	41,300	1,070
*Silicon Valley Bancshares	58,900	2,640
The St. Paul Travelers Companies, Inc.	17,530	650
Strategic Hotel Capital, Inc.	38,500	635
Sun Communities, Inc.	36,600	1,473
Synovus Financial Corp.	15,700	449
Texas Regional Bancshares, Inc. — Class A	101,450	3,316
*Triad Guaranty, Inc.	35,500	2,147
UnumProvident Corp.	21,200	380
Washington Real Estate Investment Trust	37,200	1,260
XL Capital, Ltd. — Class A	3,900	303
Total		**43,449**
Health Care (5.5%)		
*Accredo Health, Inc.	1,000	28
AmerisourceBergen Corp.	8,100	475
Analogic Corp.	11,600	520
Arrow International, Inc.	21,530	667
*Barr Pharmaceuticals, Inc.	1,400	64
*Bone Care International, Inc.	59,500	1,657
*Chiron Corp.	13,900	463
*Community Health Systems, Inc.	1,800	50
*Diversa Corp.	85,700	749
*Exelixis Inc.	76,400	726
*HEALTHSOUTH Corp.	91,300	573
*Human Genome Sciences, Inc.	11,700	141
*Lexicon Genetics Inc.	107,500	834
*Lincare Holdings, Inc.	12,400	529
McKesson Corp.	6,300	198
*MedImmune, Inc.	18,600	504
Owens & Minor, Inc.	75,100	2,116
*Tenet Healthcare Corp.	45,100	495
Valeant Pharmaceuticals International	4,300	113
*Vertex Pharmaceuticals, Inc.	9,200	97
Total		**10,999**
Industrials (19.6%)		
*Allied Waste Industries, Inc.	28,400	264
Ameron International Corp.	21,700	822
C&D Technologies, Inc.	49,600	845
*Casella Waste Systems, Inc. — Class A	89,900	1,316
CSX Corp.	12,700	509
*Dollar Thrifty Automotive Group, Inc.	47,100	1,422
EDO Corp.	25,900	822
Electro Rent Corp.	72,900	1,037

Common Stocks (96.5%)	Shares/ $ Par	Value $ (000's)
Industrials continued		
ElkCorp	43,900	1,502
Equifax, Inc.	13,700	385
Franklin Electric Co., Inc.	55,900	2,362
*FTI Consulting, Inc.	48,700	1,026
G & K Services, Inc. — Class A	38,200	1,659
*Genesee & Wyoming, Inc.	34,900	982
Herman Miller, Inc.	7,400	204
IDEX Corp.	46,000	1,863
*Insituform Technologies, Inc. — Class A	72,400	1,641
JLG Industries, Inc.	92,100	1,808
*Kirby Corp.	41,500	1,842
*Laidlaw International, Inc.	13,800	295
*Landstar System, Inc.	62,200	4,581
*Macquarie Infrastructure Co. Trust	26,600	781
Manpower, Inc.	10,000	483
McGrath Rentcorp	37,600	1,640
Nordson Corp.	44,200	1,771
Raytheon Co.	9,400	365
Rockwell Collins, Inc.	7,000	276
The ServiceMaster Co.	9,400	130
Southwest Airlines Co.	26,200	427
Thomas Industries, Inc.	43,900	1,752
Union Pacific Corp.	6,100	410
UTI Worldwide, Inc.	30,740	2,091
*Waste Connections, Inc.	31,900	1,093
Woodward Governor Co.	12,800	917
Total		**39,323**
Information Technology (9.9%)		
*ATMI, Inc.	35,200	793
AVX Corp.	22,500	284
*Bearingpoint, Inc.	62,700	503
Belden CDT, Inc.	62,700	1,455
*The BISYS Group, Inc.	21,600	355
*BMC Software, Inc.	20,400	379
*Ceridian Corp.	2,500	46
*Exar Corp.	62,500	887
Helix Technology Corp.	64,300	1,118
*Intuit, Inc.	7,400	326
*Jabil Circuit, Inc.	11,400	292
*KLA-Tencor Corp.	1,700	79
Landauer, Inc.	18,300	836
*Littelfuse, Inc.	40,000	1,366
*McAfee, Inc.	1,800	52
Methode Electronics, Inc. — Class A	42,800	550
Molex, Inc. — Class A	17,500	466
*MPS Group, Inc.	139,900	1,716
*Mykrolis Corp.	80,000	1,134
*Novellus Systems, Inc.	19,300	538
*Packeteer, Inc.	91,700	1,325
*Progress Software Corp.	59,500	1,389
*SPSS, Inc.	52,225	817
Startek, Inc.	29,200	831
*Synopsys, Inc.	20,300	398
*Tellabs, Inc.	5,400	46
*Websense, Inc.	36,300	1,842
Total		**19,823**

T. Rowe Price Small Cap Value Portfolio

Common Stocks (96.5%)	Shares/ $ Par	Value $ (000's)
Materials (9.9%)		
Abitibi-Consolidated Inc.	25,200	174
Agrium, Inc.	3,100	52
Airgas, Inc.	57,700	1,530
AptarGroup, Inc.	37,250	1,967
Arch Chemicals, Inc.	42,500	1,223
Bowater, Inc.	10,800	475
Carpenter Technology Corp.	30,200	1,765
Chesapeake Corp.	18,500	502
Deltic Timber Corp.	31,800	1,350
Domtar, Inc.	32,800	396
Florida Rock Industries, Inc.	32,025	1,906
Gibraltar Industries, Inc.	65,276	1,542
Great Lakes Chemical Corp.	9,200	262
Harmony Gold Mining Co.-Sponsored ADR	30,500	283
MacDermid, Inc.	24,100	870
MeadWestvaco Corp.	10,500	356
*Meridian Gold, Inc.	68,800	1,305
*The Mosaic Co.	6,500	106
Myers Industries, Inc.	48,767	624
*Nalco Holding Co.	25,300	494
Potlatch Corp.	2,200	111
*Symyx Technologies, Inc.	31,900	960
Wausau-Mosinee Paper Corp.	86,500	1,545
Total		**19,798**
Telecommunication Services (1.1%)		
AT&T Corp.	3,700	71
*Crown Castle International Corp.	900	15
*Qwest Communications International, Inc.	85,400	379
Telephone and Data Systems, Inc.	4,700	362
Telus Corp.	5,400	156
*US Cellular Corp.	1,400	63
*Wireless Facilities, Inc.	122,600	1,156
Total		**2,202**
Utilities (3.8%)		
Black Hills Corp.	38,300	1,176
Cleco Corp.	43,000	871
*CMS Energy Corp.	26,700	279
Duke Energy Corp.	13,800	350
*Dynegy, Inc. — Class A	33,000	152
*El Paso Electric Co.	57,200	1,083
FirstEnergy Corp.	5,100	202
NiSource, Inc.	28,700	654
*Northwestern Corp.	3,300	92
*NRG Energy, Inc.	12,300	443
Utilities continued		
Otter Tail Corp.	24,100	615
Pinnacle West Capital Corp.	3,400	151
TECO Energy, Inc.	39,600	607
Vectren Corp.	32,000	858
Xcel Energy, Inc.	4,000	73
Total		**7,606**
Total Common Stocks (Cost: $143,616)		**193,073**
Convertible Corporate Debt (0.0%)		
Utilities (0.0%)		
Xcel Energy Inc., 7.50%, 11/21/07 144A	2,000	3
Total Convertible Corporate Debt (Cost: $3)		**3**
Money Market Investments (4.0%)		
Other Holdings (4.0%)		
Reserve Investment Fund	8,045,168	8,045
Total Money Market Investments (Cost: $8,045)		**8,045**
Total Investments (100.5%) (Cost $151,664)(a)		**201,121**
Other Assets, Less Liabilities (-0.5%)		**(978)**
Total Net Assets (100.0%)		**$200,143**

* Non-Income Producing

ADR — American Depository Receipt

144A after the name of a security represents a security exempt from registration under Rule 144A of the securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2004, the value of these securities was $3, representing 0% of net assets.

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes (in thousands) was $151,654 and the net unrealized appreciation of investments based on that cost was $49,467 which is comprised of $51,112 aggregate gross unrealized appreciation and $1,645 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

Aggressive Growth Stock Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Maximum long-term appreciation of capital	Strive for the highest possible rate of capital appreciation by investing in companies with potential for rapid growth.	$1.3 billion

The Aggressive Growth Stock Portfolio seeks emerging growth companies in the middle-capitalization range, generally with market capitalizations of less than $10 billion. The Portfolio's focus in stock selection is on the individual companies' ability to generate revenue, expand profit margins and maintain solid balance sheets; industry sector selection is of secondary importance. Since growth stock portfolios tend to react strongly to changes in financial and economic markets, as well as to changes in the prospects for individual companies, returns of this Portfolio can vary considerably from time to time. A higher level of risk (with risk defined as variability of returns over time) is accepted for the potential of greater long-term returns.

For the year ended December 31, 2004, the Aggressive Growth Stock Portfolio had a return of 14.22%, compared with 16.49% for its benchmark, the S&P MidCap 400 Index. (This index is unmanaged, cannot be invested in directly, and does not include administrative expenses or sales charges.) The Portfolio underperformed its peer group, Mid-Cap Growth Funds, which had an average return of 14.75% for the same period, according to Lipper Analytical Services, Inc. ("Lipper"), an independent mutual fund ranking agency. The Portfolio's underperformance relative to the Index resulted mainly from sector selection, and also reflects its emphasis on quality stocks at a time when lower quality issues performed better.

Following an extraordinary year in 2003, mid-capitalization stocks once again rewarded investors in 2004. For 2004, however, the major portion of the gain in mid-cap stocks, as well as in the overall stock market, was realized in the fourth quarter. Earlier in the year, the stock market produced lackluster results as economic concerns, including rising oil prices, the weakening U.S. dollar, the war in Iraq and the upcoming presidential election, hampered performance. Indications that the Federal Reserve might start raising interest rates — after a long period in which U.S. consumers had benefited from rates at 45-year lows — also had a dampening effect on the market. In the fourth quarter, however, especially following the elections in November, the stock market experienced a dramatic rally, in which all asset classes gained. The S&P 500 Index (a gauge of broad stock market performance), which returned 10.88% for the year, gained 9.23% in the fourth quarter alone.

Higher beta stocks — including small- and mid-cap stocks — experienced an even more dramatic lift during the fourth quarter. Small-capitalization stocks, as measured by the S&P 600 SmallCap Index, returned 22.65% for the year ended December 31, 2004, with 13.00% of that gain coming in the fourth quarter. Mid-cap stocks, as measured by the S&P 400 MidCap Index, returned 16.49% for the year, 12.16% of which came in the last quarter. The drive for beta in the fourth quarter pushed up prices of lower quality issues as investors demonstrated a willingness to take on more risk in order to make up for the low returns earlier in the year.

The Portfolio's underperformance relative to the Index this year resulted primarily from sector selection. Overweight positions in the Industrial and Technology sectors, together with poor returns in several stocks in those sectors, hurt performance. Industrial sector stocks that performed poorly included Cintas Corp. (designs and manufactures corporate identity uniform programs), ARAMARK Corp. (provides outsourced services), and Manpower Inc. (an employment service organization). Technology sector stocks that hurt performance included Silicon Laboratories (designs and develops integrated circuits), Microchip Technology Inc. (develops and manufactures microcontrollers), and Integrated Circuit Systems (designs and develops silicon timing devices). Several Consumer Discretionary stocks also hurt performance; the biggest detractors were radio holdings Univision Communications and Westwood One. Retailers Jones Apparel Group and Ann Taylor also performed poorly during the year.

Adding to the Portfolio's performance was a substantial overweight position in the Health Care sector. Individual holdings, including Elan Corp. (research and development of therapeutic products for neurology and autoimmune diseases), Kinetic Concepts Inc. (a global medical technology company), Cytyc Corp. (designs and manufactures systems for diagnostic applications), and Biogen Idec Inc. (research and development of targeted cancer therapies) all experienced large gains earlier in the year. Positions in these stocks were subsequently trimmed back to lock in gains. Also adding to performance in 2004 were Consumer Discretionary stocks PetSmart (a retailer and online supplier of pet supplies), Getty Images (a media company), Pixar Inc. (a digital animation studio), and Michaels Stores Inc. (an art and home décor retailer).

Stocks in the Industrial sector that performed well included Expeditors International (global logistics management), L-3 Communications Holdings (supplier of secure communications systems), and Corporate Executive Board Co. (provides analysis on corporate strategy and operations). Education stock Apollo Group Inc., Technology stock VeriSign Inc., and Consumer Staples stock Whole Foods Market Inc. also performed well. In addition, an increased position in the Portfolio's top holding, CIT Group (a finance company), helped performance for the year.

As of early January 2005, the market had corrected from its December 2004 highs. We believe earnings growth may slow from its previously torrid pace, but may go to a more sustainable level. Because of this, we will be looking for favorable returns from mid-cap stocks and continue to expect mid-cap companies to outperform their larger brethren in the near future. We look to keep cash low and our holdings list fresh during 2005.

Aggressive Growth Stock Portfolio

Relative Performance



$50,000
40,000
30,000
20,000
10,000
0
12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03 12/04
Aggressive Growth Stock Portfolio
S&P MidCap 400 Index

Average Annual Total Return
For Periods Ended December 31, 2004

	1 Year	5 Years	10 Years
Aggressive Growth Stock Portfolio	14.22%	-0.91%	10.68%
S&P MidCap 400 Index	16.49%	9.54%	16.10%
Mid Cap Growth Funds Lipper Average	14.75%	-1.73%	10.08%

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 12/31/94. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account, are shown beginning on page iv of the Performance Summary of the Separate Account report.

Since the Portfolio invests primarily in medium-capitalization (Mid Cap) issues, the index that best reflects the Portfolio's performance is the S&P MidCap 400 Index. This is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market. The index cannot be invested in directly and does not include sales charges.

As of December 31, 2004, the 400 companies in the composite had a median market capitalization of $2.4 billion and a total market value of $1.1 trillion. The MidCap 400 represents approximately 5.8% of the market value of the Compustat's database of about 9,381 equities.

The Lipper Variable Insurance Products (VIP) Mid Cap Growth Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) less than 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Mid-cap growth funds typically have an above-average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P MidCap 400 Index. Source: Lipper, Inc.

Top 10 Equity Holdings 12/31/04

Company	% of Net Assets
CIT Group, Inc.	2.2%
Graco, Inc.	2.2%
DaVita, Inc.	2.1%
Waters Corp.	2.1%
Fastenal Co.	1.9%
Nabors Industries, Ltd.	1.9%
The Corporate Executive Board Co.	1.9%
Zebra Technologies Corp. - Class A	1.8%
Legg Mason, Inc.	1.8%
Kinetic Concepts, Inc.	1.8%

Sector Allocation 12/31/04



Short-Term Investments 2%
Consumer Staples 1%
Energy 6%
Materials 1%
Financials 11%
Health Care 27%
Consumer Discretionary 12%
Information Technology 25%
Industrials 15%

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks.

Investing in medium company stocks involves a greater degree of risk than investing in large company stocks.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,070.60	$2.71
Hypothetical (5% return before expenses)	$1,000.00	$1,022.21	$2.65

* *Expenses are equal to the Fund's annualized expense ratio of 0.52%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2004

Common Stocks (98.6%)	Shares/ $ Par	Market Value $ (000's)
Consumer Discretionary (12.3%)		
Choice Hotels International, Inc.	155,200	9,002
*Dick's Sporting Goods, Inc.	240,300	8,447
Garmin, Ltd.	368,100	22,395
Gentex Corp.	475,130	17,589
*Getty Images, Inc.	234,170	16,123
Jones Apparel Group, Inc.	158,200	5,785
*Lamar Advertising Co. — Class A	393,025	16,814
Michaels Stores, Inc.	395,600	11,856
*O'Reilly Automotive, Inc.	348,730	15,710
PETsMART, Inc.	323,900	11,508
*Pixar, Inc.	65,600	5,616
*Univision Communications, Inc. — Class A	244,127	7,146
*Westwood One, Inc.	354,600	9,549
Total		**157,540**
Consumer Staples (1.3%)		
*Smithfield Foods, Inc.	249,500	7,383
Whole Foods Market, Inc.	92,000	8,772
Total		**16,155**
Energy (5.5%)		
BJ Services Co.	309,600	14,409
*Cooper Cameron Corp.	224,200	12,064
*Nabors Industries, Ltd.	463,800	23,788
*Quicksilver Resources, Inc.	211,100	7,764
*Smith International, Inc.	233,700	12,716
Total		**70,741**
Financials (10.9%)		
*Ameritrade Holding Corp.	1,236,600	17,584
Assured Guaranty, Ltd.	421,400	8,289
*CapitalSource, Inc.	867,800	22,276
CIT Group, Inc.	609,100	27,910
Investors Financial Services Corp.	343,280	17,157
Legg Mason, Inc.	308,770	22,620
St. Joe Co.	173,100	11,113
Ventas, Inc.	452,700	12,409
Total		**139,358**
Health Care (27.0%)		
*Affymetrix, Inc.	171,500	6,268
*Angiotech Pharmaceuticals, Inc.	728,977	13,450
*Barr Pharmaceuticals, Inc.	206,700	9,413
*Biogen Idec, Inc.	151,300	10,078
Biomet, Inc.	412,810	17,912
*Caremark Rx, Inc.	395,494	15,594
*Charles River Laboratories International, Inc.	423,900	19,504
*Covance, Inc.	440,600	17,073
*Cytyc Corp.	596,000	16,432
*DaVita, Inc.	675,900	26,717
*Elan Corp. PLC, ADR	259,800	7,080
*Gen-Probe, Inc.	140,600	6,357

Common Stocks (98.6%)	Shares/ $ Par	Market Value $ (000's)
Health Care continued		
Health Management Associates, Inc. — Class A	756,210	17,181
*Kinetic Concepts, Inc.	296,200	22,600
*Lincare Holdings, Inc.	433,900	18,506
Medicis Pharmaceutical Corp.	258,500	9,076
*Neurocrine Biosciences, Inc.	161,300	7,952
*Patterson Companies, Inc.	448,996	19,482
*St. Jude Medical, Inc.	487,500	20,441
*Thermo Electron Corp.	340,400	10,277
*Varian Medical Systems, Inc.	328,800	14,217
*VCA Antech, Inc.	597,400	11,709
*Waters Corp.	561,570	26,275
Total		**343,594**
Industrials (15.1%)		
*Apollo Group, Inc. — Class A	107,280	8,659
ARAMARK Corp. — Class B	604,300	16,020
Cintas Corp.	198,050	8,686
The Corporate Executive Board Co.	355,020	23,765
Deere & Co.	155,740	11,587
Expeditors International of Washington, Inc.	369,630	20,655
Fastenal Co.	403,390	24,833
Graco, Inc.	744,500	27,807
L-3 Communications Holdings, Inc.	162,150	11,876
Manpower, Inc.	261,840	12,647
Pentair, Inc.	213,200	9,287
Robert Half International, Inc.	598,300	17,608
Total		**193,430**
Information Technology (25.5%)		
*Activision, Inc.	444,700	8,974
Adobe Systems, Inc.	196,330	12,318
*Amdocs, Ltd.	575,550	15,108
*Avaya, Inc.	883,600	15,198
CDW Corp.	224,640	14,905
*Cogent, Inc.	279,900	9,237
*Cognos, Inc.	457,000	20,135
*DST Systems, Inc.	178,800	9,319
*FLIR Systems, Inc.	120,200	7,668
Harris Corp.	259,900	16,059
Infosys Technologies Ltd., ADR	296,070	20,521
*Integrated Circuit Systems, Inc.	562,880	11,775
*Jabil Circuit, Inc.	311,200	7,960
*KLA-Tencor Corp.	237,180	11,048
*Kronos, Inc.	266,200	13,611
*Lam Research Corp.	417,800	12,079
Microchip Technology, Inc.	587,395	15,660
*NAVTEQ Corp.	128,900	5,976
Paychex, Inc.	555,840	18,943
*QLogic Corp.	160,070	5,879
*Semtech Corp.	820,490	17,944
* Silicon Laboratories, Inc.	347,900	12,284

Common Stocks (98.6%)	Shares/ $ Par	Market Value $ (000's)
Information Technology continued		
*VeriSign, Inc.	606,820	20,341
*Zebra Technologies Corp. — Class A	407,252	22,920
Total		**325,862**
Materials (1.0%)		
Praxair, Inc.	303,840	13,415
Total		**13,415**
Total Common Stocks (Cost: $1,004,819)		**1,260,095**

Money Market Investments (1.8%)	Shares/ $ Par	Market Value $ (000's)
Federal Government & Agencies (0.2%)		
Federal Home Loan Mortgage Corp., 2.42%, 3/22/05	3,000,000	2,985
Total		**2,985**
Finance Lessors (0.0%)		
Delaware Funding, 2.25%, 1/4/05	600,000	600
Total		**600**
Finance Services (0.0%)		
Ciesco LP, 2.20%, 1/3/05	300,000	300
Total		**300**
Short Term Business Credit (0.8%)		
Sheffield Receivables, 2.23%, 1/4/05	9,600,000	9,598
Total		**9,598**
Utilities (0.8%)		
(b)National Rural Utility, 2.21%, 1/10/05	10,000,000	9,994
Total		**9,994**
Total Money Market Investments (Cost: $23,476)		**23,477**
Total Investments (100.4%) (Cost $1,028,295)(a)		**1,283,572**
Other Assets, Less Liabilities (-0.4%)		**(5,077)**
Total Net Assets (100.0%)		**1,278,495**

* Non-Income Producing

ADR — American Depository Receipt

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes (in thousands) was $1,032,320 and the net unrealized appreciation of investments based on that cost was $251,252 which is comprised of $267,321 aggregate gross unrealized appreciation and $16,069 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when-issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
S&P MidCap 400 Index Futures (Total Notional Value at December 31, 2004, $5,529)	17	3/05	$126

The Accompanying Notes are an Integral Part of the Financial Statements

International Growth Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term capital appreciation	Invest in stocks of companies outside the U.S. that are expected to experience above-average growth.	$110 million

The International Growth Stock Portfolio seeks long-term capital appreciation. The Portfolio seeks to achieve this objective by investing primarily in common stocks of companies that are headquartered or trade primarily in markets outside the United States and that are expected to grow more rapidly than market averages. Normally, the Portfolio invests at least 80% of its assets in non-U.S. securities. The investments comprising the Portfolio are chosen individually, reflecting the managers' assessment of their attractiveness. Equities purchased will possess, in the managers' judgment, a combination of solid fundamentals, attractive valuation, and positive technical evaluation.

Companies judged to have a positive fundamental situation are likely to exhibit a history of superior sales and profit growth, or expectations of such growth, strong product/service positioning, experienced management, and solid or improving financial position. Prices are evaluated in reference to the company's own expected growth, comparable companies within the same or similar industries, and/or companies with similar expected growth characteristics. Technical indicators would include such things as past price performance and anticipated supply and demand balance. Industry and country weights within the Portfolio, while monitored as a gauge of the Portfolio's exposure to risk, are treated primarily as by-products of the stock selection process. The equities in the Portfolio will include small, medium, and large capitalization issues. Current income will be a secondary consideration in stock selection.

Following an extraordinary year in 2003, international stocks once again produced very nice returns in 2004, aided by a continuation of the cyclical recovery and a boost from foreign currencies. For the year ended December 31, 2004, the International Growth Stock Portfolio had a return of 21.59%, outperforming the MSCI EAFE (Europe, Australasia Far East) Index, which returned 20.70% for the year. (This index is unmanaged, cannot be invested in directly, and does not include administrative expenses or sales charges.) The Portfolio also outperformed its peer group, International Growth, which had an average return of 17.44% for the same period, according to Lipper Analytical Services, Inc. ("Lipper"), an independent mutual fund ranking agency.

The Portfolio's outperformance relative to the Index can be attributed to its participation in some of the strongest international markets. For instance, the Scandinavian countries of Sweden, Norway and Denmark were all strong performers. Additionally, Ireland and Spain turned in superior returns. In general, these countries showed stronger economic growth than their European counterparts. These are all countries to which the Portfolio maintained a healthy exposure.

A higher weighting in Scandinavian stocks, especially in Sweden, Norway and Denmark, added to the Portfolio's performance during 2004. Stocks of special interest in those countries included Ericcson (the world's leading manufacturer of mobile telecommunications infrastructure equipment), Nobia AB (manufactures kitchen interiors), and Volvo (international transport equipment group). Nokian Renkaat (a Finnish tire manufacturer) also added value. Several stocks based in the United Kingdom also added to performance, including Punch Taverns (a pub leasing company, which is one of the Portfolio's top ten holdings), Capita Group (corporate services), Wolseley (building material distribution), and Tesco Foods (a retailer, which is also a top ten holding).

Exposure to Emerging Markets also increased returns for the Portfolio in 2004. The emerging markets generally, and in particular Indonesia, Brazil, Mexico, and the countries of Eastern Europe, were strong in 2004. In the Indonesian market, which benefited from investor perceptions of reform, the Portfolio's holdings in PT Telecom and Bank Rakyat did very well. OTP Bank in Hungary (another one of the Portfolio's top ten holdings), as well as Erste Bank in Austria, also performed strongly as investors sought ways to capitalize on the addition of a number of Eastern European countries to the European Union. The Portfolio would have benefited from more holdings in Mexico, which rose smartly. Urbi Desarrollos (a home builder) shared those gains. Brazil also rose strongly on relief over the new government's policies. The Portfolio's single holding in Brazil, Natura Cosmeticos (manufactures and distributes cosmetics), more than doubled.

An underweight position in Japan helped performance in 2004 as Japan was a relative laggard. Japan's economy slowed markedly in the second half of the year, rekindling investor fears about the sustainability of growth and dragging the market downward. Strong performers for the Portfolio in Japan in 2004 included Bridgestone (tire manufacturer), Kubota (industrial and farm machinery manufacturer), and USS (auto auctions).

While country selection aided portfolio performance, sector weightings worked against it. Markets were led by a sector in which it is difficult for growth investors to participate, Utilities (+32.36%). Also exceptionally strong were Energy (+27.62%) and Financials (+25.26%). The Portfolio is significantly underweight in each of these sectors. Stock selection within these groups was good, with the Portfolio's holdings outperforming the Index in each sector. Information Technology was the weakest sector (+8.84%), followed by Health Care (+11.39%), and Consumer Discretionary (+15.10%). The Portfolio is heavily overweighted in all three sectors versus the Index. Here again stock selection within sectors was good, with significantly superior performance in both the Health Care and Consumer Discretionary sectors.

The Portfolio's exposure to small and mid-capitalization issues aided performance as returns by market capitalization sectors were inverse, with large cap issues gaining 19.50%, mid-cap issues gaining 27.92%, and small cap issues gaining 31.15%.

Relative Performance



$14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
12/03
12/04
International Growth Portfolio
EAFE Index

Average Annual Total Return
For Periods Ended December 31, 2004

	1 Year	Since Inception*
International Growth Portfolio	21.59%	8.99%
EAFE Index	20.70%	8.65%
International Growth Funds Lipper Average	17.44%	–

*inception date of 7/31/01

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

As depicted in the graph, the International Growth Portfolio is compared against the Morgan Stanley Capital International EAFE ("Europe-Australasia-Far East") Index. The MSCI EAFE® Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the US & Canada. As of December 31, 2004 the MSCI EAFE Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The objective of the Index is to reflect the movements of stock markets in these countries by representing an unmanaged (indexed) portfolio within each country. The Index seeks to include securities to represent 85% of the free float-adjusted market capitalization within each industry group within each country. A cross section of large, medium, and small capitalization stocks are included, taking into account liquidity concerns. The Index is calculated in U.S. dollars. The Index cannot be invested in directly and does not include administrative expenses or sales charges.

The Lipper Variable Insurance Products (VIP) International Growth Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies strictly outside of the U.S. Growth funds typically have an above-average price-to-cash flow ratio, price-to-book ratio, and three-year sales-per-share growth value compared to the S&P/Citigroup World ex-U.S. BMI. Source: Lipper, Inc.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards.

Top 10 Equity Holdings 12/31/04

Company	% of Total Net Assets
Anglo Irish Bank Corp.	1.8%
Puma AG Rudolf Dassler Sport	1.3%
Grupo Ferrovial, S.A.	1.1%
OTP Bank	1.1%
Next PLC	1.1%
Mobistar SA	1.1%
Wienerberger AG	1.1%
Vinci SA	1.0%
Tesco PLC	1.0%
Punch Taverns PLC	1.0%

Sector Allocation 12/31/04



Telecommunications 4%
Conglomerates 3%
Short-Term Investments 5%
Transportation 3%
Energy 5%
Utilities 1%
Basic Materials 6%
Consumer Cyclical 20%
Health Care 7%
Consumer Non-Cyclical 8%
Industrials 9%
Financials 19%
Technology 10%

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,156.40	$5.15
Hypothetical (5% return before expenses)	$1,000.00	$1,020.05	$4.83

* *Expenses are equal to the Fund's annualized expense ratio of 0.95%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.

Schedule of Investments
December 31, 2004

Foreign Common Stocks (94.1%)	Country	Shares/ $ Par	Value $ (000's)
Basic Materials (5.7%)			
BASF AG	Germany	11,180	805
CRH PLC	Ireland	30,226	809
K+S AG	Germany	10,955	582
Nippon Steel Corp.	Japan	268,500	658
Stora Enso OYJ	Finland	47,500	728
Sumitomo Chemical Co., Ltd.	Japan	142,000	696
*Syngenta AG	Switzerland	8,455	898
Wienerberger AG	Austria	24,545	1,172
Total			6,348
Conglomerates (2.9%)			
Grupo Ferrovial SA	Spain	23,015	1,230
Nomura TOPIX Exchange Traded Fund	Japan	74,500	843
Vinci SA	France	8,510	1,143
Total			3,216
Consumer Cyclical (20.0%)			
Belluna Warrants	Japan	1,452	4
Beru AG	Germany	941	88
Bridgestone Corp.	Japan	32,000	637
Bulgari SPA	Italy	61,360	758
Burberry Group PLC	United Kingdom	85,100	655
Carnival Corp.	United Kingdom	15,015	865
Edgars Consolidated Stores, Ltd.	South Africa	12,888	691
Esprit Holdings, Ltd.	Hong Kong	177,500	1,073
Four Seasons Hotels Co.	Canada	5,040	412
Hilton Group PLC	United Kingdom	103,170	564
*Hyundai Motor Co.	Korea	16,030	859
Intercontinental Hotels Group PLC	United Kingdom	46,906	583
Lagardere S.C.A.	France	10,280	742
Lottomatica SPA	Italy	26,280	964
Mediaset SPA	Italy	22,465	285
Next PLC	United Kingdom	37,835	1,198
NHK Spring Co., Ltd.	Japan	77,000	526
Nissan Motor Co., Ltd.	Japan	56,800	618
Nobia AB	Sweden	50,810	841
Nokian Renkaat OYJ	Finland	5,955	905
Opap SA	Greece	31,690	876
Punch Taverns PLC	United Kingdom	81,670	1,082
Ryohin Keikaku Co., Ltd.	Japan	13,600	684
Signet Group PLC	United Kingdom	317,675	671
Square Enix Co., Ltd.	Japan	23,700	701
Swatch Group AG	Switzerland	5,280	775
Techtronic Industries Co.	Hong Kong	393,500	861
*Urbi Desarrollos Urbanos SA	Mexico	74,085	324

Foreign Common Stocks (94.1%)	Country	Shares/ $ Par	Value $ (000's)
Consumer Cyclical continued			
USS Co., Ltd.	Japan	8,010	672
*Vivendi Universal SA	France	26,170	836
Walmart de Mexico — Series V	Mexico	167,665	576
Wolseley PLC	United Kingdom	36,295	678
Total			22,004
Consumer Non-Cyclical (7.9%)			
Axfood AB	Sweden	18,200	616
*Cott Corp. ADR	Canada	19,980	494
*GEOX SPA	Italy	49,640	386
Metro AG	Germany	6,625	365
Natura Cosmeticos SA	Brazil	24,150	705
Nestle SA	Switzerland	2,015	527
Puma AG	Germany	5,105	1,404
Reckitt Benckiser PLC	United Kingdom	24,950	754
*Royal Numico NV	Netherlands	19,425	700
SABMiller PLC	United Kingdom	39,175	650
Swedish Match AB	Sweden	87,270	1,011
Tesco PLC	United Kingdom	178,830	1,105
Total			8,717
Energy (5.3%)			
BG Group PLC	United Kingdom	103,515	704
BP PLC	United Kingdom	63,385	618
EnCana Corp.	Canada	16,115	920
Eni SPA	Italy	36,445	912
Suncor Energy Inc.	Canada	5,800	205
Technip SA	France	5,120	947
*TGS Nopec Geophysical Co. ASA	Norway	13,215	338
Total SA	France	2,620	572
*Western Oil Sands Inc.	Canada	17,865	624
Total			5,840
Financials (18.9%)			
*Admiral Group PLC	United Kingdom	15,070	93
Aktiv Kapital ASA	Norway	500	11
Allianz AG	Germany	2,540	337
Alpha Bank AE	Greece	28,138	981
AMP, Ltd.	Australia	163,440	930
Anglo Irish Bank Corp. PLC	Ireland	80,292	1,954
Banca Fideuram SPA	Italy	110,155	570
*Banco Espanol de Credito SA	Spain	55,900	799
Banco Popolare Di Verona	Italy	44,165	898
Bangkok Bank PCL	Thailand	55,300	162
Bank of Yokohama	Japan	109,000	687
Bank Rakyat Indonesia	Indonesia	3,145,500	974

Foreign Common Stocks (94.1%)	Country	Shares/ $ Par	Value $ (000's)
Financials continued			
BNP Paribas	France	9,925	719
Chiba Bank, Ltd.	Japan	93,000	622
Credit Saison Co., Ltd.	Japan	18,900	688
*Credit Suisse Group	Switzerland	10,250	431
DNB NOR ASA	Norway	85,235	841
Erste Bank Der Oester	Austria	17,120	915
Foereningssparbanken AB	Sweden	31,305	780
Fondiaria SAI SPA	Italy	26,740	721
HSBC Holdings PLC	Hong Kong	42,783	732
ING Groep NV	Netherlands	28,329	857
*Kookmin Bank	Korea	18,080	707
Man Group PLC	United Kingdom	22,725	642
Manulife Financial Corp.	Canada	13,510	624
MPC Muenchmeyer Petersen Capital AG	Germany	3,300	249
OTP Bank	Hungary	39,770	1,226
Royal Bank of Scotland Group PLC	United Kingdom	21,199	713
Storebrand ASA	Norway	101,220	978
Total			**20,841**
Health Care (6.9%)			
CSL, Ltd.	Australia	36,905	846
*Elekta AB	Sweden	21,375	616
GN Store Nord	Denmark	71,235	768
Nobel Biocare Holding AG	Switzerland	4,495	814
Novartis AG	Switzerland	14,545	733
Roche Holding AG	Switzerland	7,140	822
Schwarz Pharma AG	Germany	18,795	851
Smith & Nephew PLC	United Kingdom	70,660	723
Stada Arzneimittel AG	Germany	24,045	650
*Synthes Inc.	Switzerland	7,215	809
Total			**7,632**
Industrial Goods (8.5%)			
Atlas Copco AB	Sweden	18,345	828
Capita Group PLC	United Kingdom	131,980	928
*Chiyoda Corp.	Japan	107,000	782
Cobham PLC	United Kingdom	28,215	670
*Daewoo Shipbuilding & Marine Engineering Co., Ltd.	Korea	48,740	725
*Deutz AG	Germany	26,733	107
Hays PLC	United Kingdom	271,135	647
Keyence Corp.	Japan	3,000	672
Kubota Corp.	Japan	159,000	788
Meggitt PLC	United Kingdom	139,428	701
Metso OYJ	Finland	21,460	340
Neopost SA	France	11,555	898
Omron Corp.	Japan	25,900	618
Volvo AB	Sweden	17,860	708
Total			**9,412**

Foreign Common Stocks (94.1%)	Country	Shares/ $ Par	Value $ (000's)
Technology (10.3%)			
*Axalto Holding NV	France	26,700	695
Canon Inc.	Japan	12,700	685
Dassault Systemes SA	France	12,225	616
*Ericsson LM - B Shares	Sweden	291,690	931
Fuji Photo Film Co., Ltd.	Japan	17,100	624
*Gresham Computing PLC	United Kingdom	109,785	582
Hoya Corp.	Japan	6,800	768
Indra Sistemas SA	Spain	46,030	786
Infosys Technologies, Ltd.	India	17,953	863
*Kontron AG	Germany	84,470	775
Net One Systems Co., Ltd.	Japan	178	742
Nidec Corp.	Japan	5,300	645
Samsung Electronics Co., Ltd.	Korea	1,530	666
Siemens AG	Germany	8,765	743
Tandberg ASA	Norway	47,240	587
TDK Corp.	Japan	8,900	659
Total			**11,367**
Telecommunications (3.7%)			
*Deutsche Telekom AG	Germany	37,508	849
*Mobistar SA	Belgium	12,670	1,188
PT Telekomunikasi Indonesia	Indonesia	1,172,500	609
Telefonica SA	Spain	43,330	816
Vodafone Group PLC	United Kingdom	245,225	665
Total			**4,127**
Transportation (2.5%)			
Canadian National Railway Co.	Canada	13,655	833
Fraport AG	Germany	17,485	746
*Golar LNG, Ltd.	Norway	32,220	469
Kamigumi Co., Ltd.	Japan	76,000	607
*Societe Des Autoroutes Paris-Rhin-Rhone	France	1,810	109
Total			**2,764**
Utilities (1.5%)			
Brisa Auto Estrada de Portugal SA	Portugal	82,205	754
Iberdrola SA	Spain	33,615	855
Total			**1,609**
Total Foreign Common Stocks (Cost: $75,656)			**103,877**

Call Options (0.0%)	Country	Shares/ $ Par	Value $ (000's)
Technology (0.0%)			
C/O Kontron AG, expiring 3/14/05 @ 6.67	Germany	1,726	1
Total Call Options (Cost: $0)			**1**

Money Market Investments (5.2%)	Country	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies (4.9%)			
Federal Home Loan Banks, 2.10%, 1/18/05	United States	5,500,000	5,495
Total			**5,495**
Finance Services (0.3%)			
Ciesco LP, 2.20%, 1/3/05	United States	300,000	300
Total			**300**
Total Money Market Investments (Cost: $5,795)			**5,795**
Total Investments (99.3%) (Cost $81,451)(a)			**109,673**
Other Assets, Less Liabilities (0.7%)			**825**
Total Net Assets (100.0%)			**110,498**

* Non-Income Producing

ADR — American Depository Receipt

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes (in thousands) was $81,739 and the net unrealized appreciation of investments based on that cost was $27,934 which is comprised of $28,200 aggregate gross unrealized appreciation and $266 aggregate gross unrealized depreciation.

Investment Percentage by Country:

Country	%
United Kingdom	14.2%
Japan	14.2%
Germany	7.8%
France	6.6%
Sweden	5.8%
Switzerland	5.3%
Italy	5.0%
Other	41.1%
Total	**100.0%**

The Accompanying Notes are an Integral Part of the Financial Statements

Franklin Templeton International Equity Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term appreciation of capital through diversification into markets outside the United States	Participate in the growth of foreign economies by investing in securities with high long-term earnings potential relative to current market values.	$981 million

The Franklin Templeton International Equity Portfolio seeks long-term growth of capital. The Portfolio seeks to achieve this objective by investing primarily in equity securities of issuers from countries outside the U.S. The Portfolio's holdings will consist primarily of equity securities of issuers in foreign countries. The Portfolio's strategy is to identify and invest in the undervalued stocks of foreign companies offering the greatest discounts to their long-term values. The strategy will reflect a bottom-up, value-oriented and long-term investment philosophy. In choosing equities, the Portfolio's manager will focus on the market price of a company's security in relation to its long-term earnings, asset value and cash flow potential. A company's historical value measure, including price/earnings ratio, profit margins and liquidation value, also will be considered.

For the second year in a row, most stock markets throughout the world posted strong performance in 2004. The fourth quarter, in particular, was strong for international stocks, as the flight away from the U.S. dollar continued and we saw the biggest currency moves of the year. For the year ended December 31, 2004, the International Equity Portfolio had a total return of 19.33%, slightly below the 20.70% return on the MSCI EAFE Index. (This Index is unmanaged, cannot be invested in directly and does not include administrative expenses or sales charges.) The average return for the Portfolio's peer group, International Value Funds, was 20.75% for the year ended December 31, 2004, according to Lipper Analytical Services, Inc. ("Lipper"), an independent mutual fund ranking agency.

The Portfolio's slight underperformance relative to the Index can be attributed to two factors: underweight positions in the Financials and Consumer Staples sectors, and underweight positions in countries that turned in strong performance for the year. Although the Financials sector represented the Portfolio's largest sector weighting (approximately 20%), it was well below the EAFE Index's weighting of more than 27%. A minor underweighting in Europe also slightly detracted from results.

Other country weights were positive for return in 2004. Overweightings in two countries, South Korea (which is not in the EAFE Index) and Hong Kong, benefited the Portfolio as Emerging Markets experienced good returns in 2004. In addition, the Portfolio had holdings in Latin America (which is not in the EAFE Index) that added value through currency appreciation and strong price appreciation. Other sector weightings that were positive for the Portfolio included overweightings in the Materials, Industrials and Utilities sectors.

Individual stocks that benefited the Portfolio in 2004 included E.ON AG (a German-based industrial company). We like E.ON on its cheap valuation and fundamentals: the company is growing its dividends at 10% a year, has great cash flow and a debt-to-assets ratio of approximately 20%. Under its new CEO, the company committed its efforts to efficiency and streamlining business during 2004 by selling off non-core assets and focusing on electric and gas. The stock appreciated nicely during the year due to cost reductions and higher prices for gas and electric. Suez SA, one of the largest utilities in France, also turned in good performance and is now among the Portfolio's top ten holdings because of price appreciation. In addition, Nordea Bank benefited from the continued consolidation of banks in northern Europe, Brazilian company CVRD, the world's largest iron ore producer, benefited from the strong demand from China. Energy companies posted very strong returns as the price of oil remained at high levels throughout the year, which in turn benefited Portfolio holding CNOOC in China, Norsk Hydro in Norway and Respsol YPF in Spain. The utility sector was the best performing area in the EAFE Index and in the Portfolio was up 34% on strength in companies such as Korea Energy Power Company (KEPCO).

Franklin Templeton International Equity Portfolio

Relative Performance



$24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03 12/04
Franklin Templeton International Equity Portfolio
EAFE Index

Average Annual Total Return For Periods Ended December 31, 2004	1 Year	5 Years	10 Years
Franklin Templeton International Equity Portfolio	19.33%	3.39%	9.01%
EAFE Index	20.70%	-0.80%	5.94%
International Value Funds Lipper Average	20.75%	2.87%	8.18%

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 12/31/94. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

As depicted in the graph, the Franklin Templeton International Equity Portfolio is compared against the Morgan Stanley Capital International EAFE ("Europe-Australasia-Far East") Index. The MSCI EAFE® Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the US & Canada. As of December 31, 2004 the MSCI EAFE Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The objective of the Index is to reflect the movements of stock markets in these countries by representing an unmanaged (indexed) portfolio within each country. The Index seeks to include securities to represent 85% of the free float-adjusted market capitalization within each industry group within each country. A cross section of large, medium, and small capitalization stocks are included, taking into account liquidity concerns. The Index is calculated in U.S. dollars. The Index cannot be invested in directly and does not include administrative expenses or sales charges.

The Lipper Variable Insurance Products (VIP) International Value Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies strictly outside of the U.S. Value funds typically have a below-average price-to-cash flow ratio, price-to-book ratio, and three-year sales-per-share growth value compared to the S&P/Citigroup World ex-U.S. BMI. Source: Lipper, Inc.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards.

Top 10 Equity Holdings 12/31/04

Company	% of Total Net Assets
Samsung Electronics Co., Ltd.	2.1%
Suez SA	1.8%
Nordea Bank AB	1.7%
BAE Systems PLC	1.5%
BASF AG	1.5%
Norske Skogindustrier	1.5%
Telefonica SA, ADR	1.5%
Deutsche Post AG	1.4%
E.On AG	1.4%
KCI Konecranes International PLC	1.4%

Sector Allocation 12/31/04



Latin America/Caribbean 3%
North America 4%
Australia/ New Zealand 4%
Mid-East/Africa 1%
Asia 21%
Continental Europe 45%
United Kingdom 22%

Allocation is based on percentage of equities.
Allocation and Top 10 Holdings is subject to change.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,143.70	$3.83
Hypothetical (5% return before expenses)	$1,000.00	$1,021.26	$3.61

* *Expenses are equal to the Fund's annualized expense ratio of 0.71%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2004

Foreign Common Stocks (96.0%)	Country	Shares/ $ Par	Value $ (000)'s
Consumer Discretionary (11.2%)			
Accor SA	France	173,000	7,574
British Sky Broadcasting Group PLC	United Kingdom	1,225,270	13,220
Compass Group PLC	United Kingdom	1,478,070	6,988
Fuji Photo Film Co., Ltd.	Japan	159,300	5,814
GKN PLC	United Kingdom	2,091,540	9,497
Koninklijke (Royal) Philips Electronics NV	Netherlands	449,135	11,911
Michelin SA — Class B	France	156,780	10,056
Pearson PLC	United Kingdom	697,770	8,420
Reed Elsevier NV	Netherlands	645,340	8,798
Sony Corp.	Japan	200,900	7,764
Valeo SA	France	148,650	6,223
Volkswagen AG	Germany	230,450	10,447
Wolters Kluwer NV	Netherlands	166,630	3,345
Total			**110,057**
Consumer Staples (3.6%)			
Boots Group PLC	United Kingdom	601,970	7,576
Cadbury Schweppes PLC	United Kingdom	1,086,340	10,115
Nestle SA	Switzerland	38,980	10,198
Unilever PLC	United Kingdom	773,990	7,601
Total			**35,490**
Energy (5.8%)			
BP PLC	United Kingdom	1,037,940	10,123
ENI SPA	Italy	414,535	10,379
IHC Caland NV	Netherlands	112,800	7,166
Repsol YPF SA	Spain	493,680	12,858
Shell Transport & Trading Co. PLC	United Kingdom	1,428,430	12,176
Total SA	France	21,182	4,627
Total			**57,329**
Financials (20.1%)			
ACE, Ltd.	Bermuda	234,580	10,028
Australia & New Zealand Banking Group, Ltd.	Australia	89,588	1,446
Axa SA	France	460,957	11,391
*Banca Nazionale del Lavora SPA	Italy	3,584,211	10,694
Banco Santander Central Hispano SA	Spain	906,009	11,244
Cheung Kong Hldgs, Ltd.	Hong Kong	1,035,000	10,353

Foreign Common Stocks (96.0%)	Country	Shares/ $ Par	Value $ (000)'s
Financials continued			
Dbs Group Holdings, Ltd.	Singapore	1,192,000	11,756
HSBC Holdings PLC	United Kingdom	530,937	9,085
ING Groep NV	Netherlands	436,000	13,191
*Kookmin Bank	South Korea	130,600	5,109
Lloyds TSB Group PLC	United Kingdom	1,165,150	10,581
National Australia Bank, Ltd.	Australia	514,130	11,615
Nomura Holdings, Inc.	Japan	332,400	4,846
Nordea Bank AB	Sweden	1,651,590	16,769
Riunione Adriatica di Sicurta SPA	Italy	447,283	10,117
Royal Bank of Scotland Group PLC	United Kingdom	303,290	10,202
Sompo Japan Insurance, Inc.	Japan	1,103,000	11,238
Standard Chartered PLC	United Kingdom	370,360	6,887
Swiss Re	Switzerland	170,200	12,139
XL Capital, Ltd., — Class A	Bermuda	94,850	7,365
Total			**196,056**
Health Care (5.2%)			
*CK Life Sciences International, Inc.	Hong Kong	29,640	5
GlaxoSmithKline PLC	United Kingdom	365,910	8,585
Mayne Group, Ltd.	Australia	10	0
Ono Pharmaceutical Co., Ltd.	Japan	191,000	10,718
SANOFI-AVENTIS	France	164,625	13,157
Shire Pharmaceuticals Group PLC	United Kingdom	1,124,010	11,804
Takeda Pharmaceutical Co., Ltd.	Japan	140,600	7,080
Total			**51,349**
Industrials (17.0%)			
Adecco SA	Switzerland	124,930	6,290
Atlas Copco AB	Sweden	221,760	10,011
BAE Systems PLC	United Kingdom	3,411,020	15,095
*British Airways PLC	United Kingdom	1,228,800	5,544
Deutsche Post AG	Germany	602,100	13,831

Franklin Templeton International Equity Portfolio

Foreign Common Stocks (96.0%)	Country	Shares/ $ Par	Value $ (000's)
Industrials continued			
East Japan Railway, Co.	Japan	876	4,873
Empresa Brasiliera DE AE, ADR	Brazil	148,150	4,954
Hutchison Whampoa, Ltd.	Hong Kong	1,081,000	10,118
KCI Konecranes International PLC	Finland	302,500	13,367
Rentokil Initial PLC	United Kingdom	2,672,940	7,582
*Rolls-Royce Group PLC	United Kingdom	1,916,990	9,091
Securitas AB — Class B	Sweden	541,000	9,281
Smiths Group PLC	United Kingdom	480,490	7,583
Societe Bic SA	France	173,740	8,738
Swire Pacific, Ltd. — Class A	Hong Kong	1,276,500	10,675
Toto, Ltd.	Japan	873,000	8,332
Vestas Wind Systems AS	Denmark	835,280	10,379
Volvo AB — Class B	Sweden	278,740	11,052
Total			**166,796**
Information Technology (6.3%)			
*Celestica, Inc.	Canada	415,600	5,862
*Check Point Software Technologies, Ltd.	Israel	387,430	9,542
Hitachi, Ltd.	Japan	1,198,000	8,301
Nintendo Co., Ltd.	Japan	64,600	8,114
Samsung Electronics Co., Ltd.	South Korea	46,140	20,079
Toshiba Corp.	Japan	2,350,000	10,091
Total			**61,989**
Materials (10.8%)			
Akzo Nobel NV	Netherlands	234,050	9,983
Alumina, Ltd.	Australia	1,908,930	8,889
BASF AG	Germany	206,800	14,898
Bayer AG	Germany	263,150	8,921
BHP Billiton, Ltd.	Australia	1,042,700	12,538
*Cia Vale Do Rio Doce, ADR	Brazil	461,880	11,261
Domtar, Inc.	Canada	455,490	5,512
Norske Skogindustrier	Norway	684,860	14,813
Stora Enso OYJ — Class R	Finland	658,140	10,082
UPM-Kymmene OYJ	Finland	394,760	8,778
Total			**105,675**
Telecommunication Services (9.0%)			
BCE, Inc.	Canada	430,910	10,401
KT Corp., ADR	South Korea	385,100	8,399
Nippon Telegraph & Telephone Corp.	Japan	1,930	8,664
Portugal Telecom SA	Portugal	632,670	7,826
SK Telecom, Ltd., ADR	South Korea	322,890	7,184
Telefonica SA, ADR	Spain	251,528	14,212
Telefonos de Mexico SA, ADR	Mexico	257,344	9,861
Telenor ASA	Norway	1,208,610	10,975
Vodafone Group PLC	United Kingdom	3,802,400	10,312
Total			**87,834**
Utilities (7.0%)			
E.On AG	Germany	146,700	13,372
Endesa SA	Spain	211,210	4,964
Hong Kong Electric Holdings, Ltd.	Hong Kong	1,549,500	7,077
Iberdrola SA	Spain	387,080	9,839
Korea Electric Power Corp.	South Korea	224,850	5,832
National Grid Transco PLC	United Kingdom	1,093,990	10,418
Suez SA	France	646,510	17,241
Total			**68,743**
Total Foreign Common Stocks (Cost: $713,861)			**941,318**

Money Market Investments (3.9%)	Country	Shares/ $ Par	Value $ (000's)
Autos (1.0%)			
Daimler Chrysler Auto, 2.25%, 1/12/05	United States	10,000,000	9,993
Total			**9,993**
Finance Services (1.9%)			
Ciesco LLC, 2.20%, 1/3/05	United States	8,500,000	8,499
Citicorp, 2.27%, 1/20/05	United States	10,000,000	9,988
Total			**18,487**

Money Market Investments (3.9%)	Country	Shares/ $ Par	Value $ (000's)
Short Term Business Credit (1.0%)			
Sheffield Receivables, 2.23%, 1/4/05	United States	10,000,000	9,998
Total			**9,998**
Total Money Market Investments (Cost: $38,478)			**38,478**
Total Investments (99.9%) (Cost $752,339)(a)			**979,796**
Other Assets, Less Liabilities (0.1%)			**1,181**
Total Net Assets (100.0%)			**980,977**

* Non-Income Producing

ADR — American Depository Receipt

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes (in thousands) was $754,397 and the net unrealized appreciation of investments based on that cost was $225,399 which is comprised of $242,967 aggregate gross unrealized appreciation and $17,568 aggregate gross unrealized depreciation.

Investment Percentage by Country:

United Kingdom	21.3%
Japan	9.8%
France	8.1%
Germany	6.3%
Netherlands	5.6%
Spain	5.4%
Other	43.5%
Total	**100.0%**

The Accompanying Notes are an Integral Part of the Financial Statements

AllianceBernstein Mid Cap Value Portfolio

Objective:
Long-term growth of capital and current income.

Portfolio Strategy:
Invest primarily in the equity securities of mid-sized companies that are believed to be undervalued.

Net Assets:
$72 million

The primary investment objective of the AllianceBernstein Mid Cap Value Portfolio is long-term capital growth. The portfolio invests primarily in a diversified portfolio of equities of mid-sized companies that are believed to be undervalued. The portfolio's investment policies emphasize investment in companies that are determined by Alliance to be undervalued, using Bernstein's fundamental value approach. In selecting investments, management uses its fundamental research to identify companies whose long-term earnings power is not reflected in the current market price of their securities.

2004 was another great year for small- and mid-cap stocks, and for the sixth consecutive year, the Russell 2500 Index beat the broad market, as represented by the Standard & Poor's (S&P) 500 Stock Index. For the year, the Portfolio returned 18.67%, slightly outperforming its style-neutral benchmark, the Russell 2500 Index, which returned 18.29%, but modestly trailing the value benchmark, the Russell 2500 Value Index, which returned 21.58% during the same period. Within the small- and mid-cap universe, larger stocks are now much cheaper than smaller stocks, and the Portfolio's management team has positioned the Portfolio to take advantage of this valuation disparity.

The Portfolio outperformed its benchmark, the Russell 2500 Index, returning 18.67% versus 18.29% for the benchmark during the twelve months ended December 31, 2004. Both sector selection and stock selection contributed to our premium during 2004. Strong stock selection in the producer durables, materials and processing and consumer staples sectors offset negative stock selection positions in the financial services, consumer discretionary and autos & transportation sectors. An underweighted position in the technology sector, in addition to an overweighted position in the materials and processing sector, also contributed to the Portfolio's premium. Notable contributors for the year included Terex, PacifiCare Health Systems, Texas Industries, Andrew and FMC. Detractors during the annual period included Vishay Intertechnology, Group 1 Automotive, American Axle & Manufacturing, Dana Corp. and Universal Health.

With no major controversy creating anxiety today, there are few sizeable value themes and the value opportunity, as we measure it, is smaller than usual. Our research continues to identify, however, some pockets of opportunity. We remain convinced that among small companies, larger is cheaper. After a period of extraordinary outperformance, the smallest companies in the Russell 2500 Index are still posting losses collectively, while the largest are selling at just 22 times trailing earnings. Moreover, the larger the company, the cheaper it gets. The discount of larger-cap stocks within the group is all the more striking because over the long-term, the largest small-cap companies have delivered higher returns on both equity and investment, with lower volatility. Looking at sectors, we continue to maintain a pro-cyclical investment stance, although the character is shifting somewhat. Overweighted positions in commodities and capital equipment have been pared as stocks have appreciated. That capital has been recycled into consumer stocks as anxiety about consumer spending has created some relative bargains. We have also been investing in business services as we feel that there are companies with attractive valuations that are likely to enjoy improved results with an eventual rebound in white collar employment that accompanies every economic recovery.

Relative Performance



$17,000
$16,000
15,000
14,000
13,000
12,000
11,000
10,000
5/03
12/03
12/04
AllianceBernstein Mid Cap Value Portfolio
Russell 2500 Index

Average Annual Total Return
For Periods Ended December 31, 2004

	1 Year	Since Inception*
AllianceBernstein Mid Cap Value Portfolio	18.67%	31.55%
Russell 2500 Index	18.29%	34.96%
Mid Cap Value Funds Lipper Average	19.03%	–

*inception date of 5/1/03

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 5/1/03 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

The Russell 2500 Index measures the performance of the 2,500 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable US equity market. As of the latest reconstitution, the average market capitalization of companies in the Russell 3000 was approximately $4.4 billion; the median market capitalization was approximately $822.4 million. Market capitalization of companies in the Index ranged from $317.8 billion to $175.8 million. The index is unmanaged and cannot be invested in directly and does not include administrative expenses or sales charges.

The Russell 2500 Index represents approximately 16% of the total market capitalization of the Russell 3000 Index. As of the latest reconstitution, the average market capitalization of companies in the Russell 2500 was approximately $992.9 million; the median market capitalization was approximately $640 million. The largest company in the Index had an approximate market capitalization of $4.0 billion.

The Lipper Variable Insurance Products (VIP) Mid Cap Value Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) less than 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Mid-cap value funds typically have a below-average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value,compared to the S&P MidCap 400 Index. Source: Lipper, Inc.

Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks.

Investing in medium company stocks involves a greater degree of risk than investing in large company stocks.

Top 10 Equity Holdings 12/31/04

Company	% of Total Net Assets
URS Corp.	2.1%
A.G. Edwards, Inc.	1.9%
Constellation Brands, Inc. - Class A	1.9%
Radian Group, Inc.	1.8%
Borders Group, Inc.	1.8%
Jones Apparel Group, Inc.	1.8%
ArvinMeritor, Inc.	1.7%
MAF Bancorp, Inc.	1.6%
Universal Corp.	1.6%
PacifiCare Health Systems, Inc.	1.6%

Sector Allocation 12/31/04


Short-Term Investments
6%
Health Care
4%
Utilities
4%
Energy
2%
Consumer Staples
7%
Materials
9%
Consumer Discretionary
22%
Information Technology
9%
Financials
20%
Industrials
17%

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,118.30	$4.66
Hypothetical (5% return before expenses)	$1,000.00	$1,020.43	$4.44

* *Expenses are equal to the Fund's annualized expense ratio of 0.88%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2004

Common Stocks (94.1%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (22.0%)		
American Axle & Manufacturing Holdings, Inc.	32,500	996
ArvinMeritor, Inc.	53,800	1,204
*AutoNation, Inc.	47,900	920
Beazer Homes USA, Inc.	6,200	907
Borders Group, Inc.	50,300	1,278
BorgWarner, Inc.	14,400	780
Dana Corp.	51,700	896
Federated Department Stores, Inc.	6,400	370
Foot Locker, Inc.	9,100	245
*Group 1 Automotive, Inc.	34,900	1,099
Jones Apparel Group, Inc.	34,800	1,273
Liz Claiborne, Inc.	27,400	1,157
The Neiman Marcus Group, Inc. — Class A	16,000	1,145
*Office Depot, Inc.	66,200	1,149
*Payless ShoeSource, Inc.	82,800	1,018
RadioShack Corp.	22,200	730
V. F. Corp.	13,900	770
Total		**15,937**
Consumer Staples (7.2%)		
*BJ's Wholesale Club, Inc.	39,000	1,136
*Constellation Brands, Inc. — Class A	28,700	1,335
Corn Products International, Inc.	9,100	487
*Del Monte Foods Co.	95,800	1,056
Universal Corp.	24,400	1,167
Total		**5,181**
Energy (2.3%)		
Pogo Producing Co.	19,100	926
*SEACOR Holdings, Inc.	13,900	742
Total		**1,668**
Financials (20.3%)		
A.G. Edwards, Inc.	31,600	1,366
Astoria Financial Corp.	23,300	931
Banknorth Group, Inc.	12,000	439
Central Pacific Financial Corp.	20,300	734
Commercial Federal Corp.	34,000	1,010
Fidelity National Financial, Inc.	6,300	288
Hibernia Corp. — Class A	35,000	1,033
MAF Bancorp, Inc.	26,500	1,188
Old Republic International Corp.	40,400	1,022
Popular, Inc.	27,600	796
Radian Group, Inc.	24,200	1,288
Sovereign Bancorp, Inc.	38,600	870
StanCorp Financial Group, Inc.	13,000	1,073
UnionBanCal Corp.	12,000	774
Washington Federal, Inc.	34,000	902
Whitney Holding Corp.	20,100	904
Total		**14,618**
Health Care (4.2%)		
Owens & Minor, Inc.	41,050	1,156
*PacifiCare Health Systems, Inc.	20,500	1,159
Universal Health Services, Inc. — Class B	16,000	712
Total		**3,027**
Industrials (16.8%)		
Cooper Industries, Ltd. — Class A	12,000	815
Harsco Corp.	14,200	792
Hughes Supply, Inc.	31,700	1,025
*Moog, Inc. — Class A	25,200	1,143
Mueller Industries, Inc.	19,600	631
PACCAR, Inc.	9,750	785
Parker-Hannifin Corp.	10,500	795
Reliance Steel & Aluminum Co.	25,000	974
*Terex Corp.	12,600	600
Textron, Inc.	12,000	886
*United Stationers, Inc.	24,700	1,141
*URS Corp.	46,200	1,482
USF Corp.	27,000	1,025
Total		**12,094**
Information Technology (8.8%)		
*ADC Telecommunications, Inc.	235,000	630
*Andrew Corp.	79,900	1,089
Anixter International, Inc.	25,900	932
IKON Office Solutions, Inc.	89,100	1,030
*Tech Data Corp.	18,000	817
*Tellabs, Inc.	70,000	601
*Vishay Intertechnology, Inc.	60,400	907
*Western Digital Corp.	31,700	344
Total		**6,350**
Materials (8.9%)		
Albemarle Corp.	27,500	1,065
Ball Corp.	19,200	844
Crompton Corp.	35,000	413
Cytec Industries, Inc.	21,300	1,096
MeadWestvaco Corp.	18,000	610
Silgan Holdings, Inc.	11,700	713
Texas Industries, Inc.	14,900	929
United States Steel Corp.	14,500	743
Total		**6,413**
Utilities (3.6%)		
Northeast Utilities	32,800	618
PNM Resources, Inc.	22,800	577
Puget Energy, Inc.	43,700	1,079
WPS Resources Corp.	6,100	305
Total		**2,579**
Total Common Stocks (Cost: $53,566)		**67,867**

Money Market Investments (5.7%)	Shares/ $ Par	Value $ (000's)
Federal Government & Agencies (5.7%)		
Federal Home Loan Bank, 2.10%, 1/18/05	4,100,000	4,096
Total Money Market Investments (Cost: $4,096)		**4,096**
Total Investments (99.8%) (Cost $57,662)(a)		**71,963**
Other Assets, Less Liabilities (0.2%)		**168**
Total Net Assets (100.0%)		**72,131**

* Non-Income Producing

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes (in thousands) was $57,668 and the net unrealized appreciation of investments based on that cost was $14,295 which is comprised of $14,710 aggregate gross unrealized appreciation and $415 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

Index 400 Stock Portfolio

Objective:
Long-term capital appreciation through cost-effective participation in broad market performance

Portfolio Strategy:
Invest in a portfolio designed to approximate the composition and returns of the S&P MidCap 400 Index.

Net Assets:
$427 million

The Index 400 Stock Portfolio seeks investment results that approximate the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index by investing in stocks included in the S&P MidCap 400 Index, which is composed of 400 common stocks. The S&P MidCap 400 Index does not include the very large issues that account for most of the weighting in the S&P 500® Index. Most of the companies in the S&P MidCap 400 Index have a market value in the range of $750 million to $5 billion. The Portfolio's strategy is to capture mid-cap market performance by investing in a portfolio modeled after a mid-cap stock index. The Portfolio invests in stocks included in the S&P MidCap 400 Index in proportion to their weightings in the Index, and may buy or sell securities after announced changes in the Index but before or after the effective date of the changes to attempt to achieve higher correlation with the Index. The Index 400 Stock Portfolio is not managed in the traditional sense using economic, financial and market analysis. A computer program is used to determine which stocks are to be purchased or sold to achieve the Portfolio's objective. Therefore, the Portfolio remains neutral relative to the benchmark in terms of economic sectors, market capitalization and growth and value styles of investing. The Portfolio will, to the extent feasible, remain full invested, and cash flows are invested promptly to attempt to minimize their impact on returns. The Portfolio may purchase Index futures contracts in amounts approximating the cash held in the Index.

For the year ended December 31, 2004, the Index 400 Stock Portfolio had a return of 16.26%, slightly behind the return on the S&P MidCap 400 Index of 16.49%. (This Index is unmanaged, cannot be invested in directly and does not include administrative expenses or sales charges.) Portfolio performance slightly lagged the S&P 400 MidCap Index due to transaction costs, administrative expenses, cash flow effects and holdings of stock index futures contracts. The average return for the Portfolio's peer group, Mid-Cap Core Funds, was 16.47% for the year ended December 31, 2004, according to Lipper Analytical Services, Inc. ("Lipper"), an independent mutual fund ranking agency. However, the Mid-Cap Core Funds peer group is not strictly comparable to the Index 400 Stock Portfolio because many of the portfolios in the group are actively managed.

Following a spectacular year for stocks in 2003, the U.S. stock market experienced very nice gains again for the year ended December 31, 2004. The S&P 500 Index posted a gain of 10.88%. The higher risk segments of the market posted even larger gains: the S&P SmallCap 600 Index gained 22.65% and the S&P MidCap 400 Index gained 16.49% for the year. The majority of the gains in 2004, however, came in the fourth quarter alone. Earlier in the year the stock market languished, as a number of economic concerns dampened investors' spirits. A combination of rising oil prices, a weakening dollar, rising interest rates, the Iraqi war, and the upcoming presidential election put a drag on the economy and the market. But in the fourth quarter, especially following the November elections, the market experienced a dramatic turnaround. A significant drop in oil prices beginning in October also served as a catalyst for the change, and the gains made during the fourth quarter accounted for most of the gain for the year. The fourth quarter alone accounted for 9.23% of the S&P 500 Index's 2004 annual gain of 10.88%. For the S&P MidCap 400 Index, the fourth quarter accounted for 12.16% of its 2004 annual gain of 16.49%.

The 400 stocks in the MidCap 400 Index are divided into ten industry sectors. For the year ended December 31, 2004, all but one of the sectors showed substantial gains. The strongest sectors were Energy (up 31.82%), Materials (up 28.14%), Consumer Staples (up 20.74%), Consumer Discretionary (up 18.38%) and Industrials (up 18.15%). Energy was the top performing sector for the year, benefiting from a dramatic rise in oil prices through much of 2004. However, oil prices dropped substantially beginning in October and the sector turned in poor performance for the fourth quarter. Other sectors that performed well were Financials (up 17.04%), Health Care (up 14.94%), Utilities (up 14.39%) and Telecommunications Services (up 13.31%). The only sector with negative performance for the year was Information Technology (down -3.70%). The sector was hit hard earlier in 2004 as investors turned more defensive, but Info Tech stocks had a very nice gain in the fourth quarter as the market rallied and investors were willing to take on more risk.

The Portfolio seeks to track the performance and weightings of stocks in the S&P MidCap 400 Index. Accordingly, changes are made to the Portfolios' holdings as the Index changes. Such changes occur as companies go public or private, merge, divest or have major changes in market capitalization. Additionally, Standard & Poor's adjusts the Index to better reflect the companies that are most representative of the composition of the U.S. economy. There were 25 additions to the Index during 2004. Those added in the fourth quarter were Advance Auto Parts, Crane Co., Deluxe Corp., Steel Dynamics, Worthington Industries, Weingarten Realty CBI, Techne Corp. and VCA Antech. There were also 25 companies eliminated from the Index during the year. Those eliminated during the fourth quarter were XTO Energy, Six Flags, Quantum Corp., Superior Industries, Compass Bancshares, L-3 Communications, Advanced Fibre Communications and IMC Global.

Index 400 Stock Portfolio

Relative Performance



$18,000
$16,000
14,000
12,000
10,000
4/99
12/99
12/00
12/01
12/02
12/03
12/04
Index 400 Stock Portfolio
S&P MidCap 400 Index

Average Annual Total Return
For Periods Ended December 31, 2004

	1 Year	5 Years	Since Inception*
Index 400 Stock Portfolio	16.26%	9.33%	10.51%
S&P MidCap 400 Index	16.49%	9.54%	10.83%
Mid Cap Core Funds Lipper Average	16.47%	9.51%	–

*inception date of 4/30/99

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 4/30/99 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

The S&P MidCap 400 Index is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market. As of December 31, 2004, the 400 companies in the composite had a median market capitalization of $2.4 billion and a total market value of $1.1 trillion. The MidCap 400 represents approximately 5.8% of the market value of the Compustat's database of about 9,381 equities. The index cannot be invested in directly and does not include sales charges.

The Lipper Variable Insurance Products (VIP) Mid Cap Core Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) less than 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Mid-cap core funds have more latitude in the companies in which they invest. These funds typically have an average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P MidCap 400 Index. Source: Lipper, Inc.

"Standard & Poor's®", "S&P®", "S&P MidCap 400 Index", "Standard & Poor's MidCap 400 Index", "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The funds are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the funds.

Top 10 Equity Holdings 12/31/04

Company	% of Total Net Assets
D.R. Horton, Inc.	0.8%
The Washington Post Co. - Class B	0.8%
Lennar Corp. - Class A	0.7%
Harman International Industries, Inc.	0.7%
Fidelity National Financial, Inc.	0.7%
Murphy Oil Corp.	0.6%
Legg Mason, Inc.	0.6%
Lyondell Chemical Co.	0.6%
Weatherford International, Ltd.	0.6%
Tyson Foods, Inc. - Class A	0.5%

Sector Allocation 12/31/04



Utilities 6%
Materials 5%
Consumer Staples 4%
Energy 6%
Telecommunications & Other Holdings 10%
Consumer Discretionary 18%
Health Care 10%
Financials 17%
Industrials 11%
Information Technology 13%

Sector Allocation is based on equities.
Sector Allocation and Top 10 Holdings are subject to change.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,097.50	$1.39
Hypothetical (5% return before expenses)	$1,000.00	$1,023.51	$1.34

* *Expenses are equal to the Fund's annualized expense ratio of 0.26%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2004

Common Stocks (90.3%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (17.6%)		
*99 Cents Only Stores	24,833	401
Abercrombie & Fitch Co. — Class A	33,800	1,587
*Advance Auto Parts, Inc.	26,700	1,166
*Aeropostale, Inc.	19,900	586
American Eagle Outfitters, Inc.	26,350	1,241
American Greetings Corp. — Class A	24,500	621
*AnnTaylor Stores Corp.	25,150	541
Applebee's International, Inc.	28,900	764
ArvinMeritor, Inc.	24,750	554
Bandag, Inc.	6,900	344
*Barnes & Noble, Inc.	25,000	807
Belo Corp. — Class A	41,000	1,076
Blyth, Inc.	14,600	432
Bob Evans Farms, Inc.	12,600	329
Borders Group, Inc.	26,800	681
BorgWarner, Inc.	20,100	1,089
Boyd Gaming Corp.	31,100	1,295
*Brinker International, Inc.	30,850	1,082
*Caesars Entertainment, Inc.	111,800	2,252
Callaway Golf Co.	27,200	367
*CarMax, Inc.	37,200	1,155
Catalina Marketing Corp.	18,700	554
CBRL Group, Inc.	17,200	720
*The Cheesecake Factory, Inc.	27,750	901
*Chico's FAS, Inc.	31,900	1,452
Claire's Stores, Inc.	35,300	750
D.R. Horton, Inc.	83,250	3,357
*Dollar Tree Stores, Inc.	40,400	1,159
*Emmis Communications Corp. — Class A	20,100	386
*Entercom Communications Corp. — Class A	17,800	639
Foot Locker, Inc.	55,600	1,497
Furniture Brands International, Inc.	18,900	473
Gentex Corp.	27,700	1,025
GTECH Holdings Corp.	41,400	1,074
Harman International Industries, Inc.	23,900	3,035
Harte-Hanks, Inc.	30,450	791
*Hovnanian Enterprises, Inc. — Class A	21,800	1,080
International Speedway Corp. — Class A	19,000	1,003
*Krispy Kreme Doughnuts, Inc.	22,000	277
Lear Corp.	24,000	1,464
Lee Enterprises, Inc.	16,100	742
Lennar Corp. — Class A	55,700	3,157
Mandalay Resort Group	24,100	1,697
Media General, Inc. — Class A	8,500	551
Michaels Stores, Inc.	48,400	1,451
Modine Manufacturing Co.	12,300	415
*Mohawk Industries, Inc.	23,800	2,172
The Neiman Marcus Group, Inc. — Class A	17,400	1,245
*O'Reilly Automotive, Inc.	19,700	887
Outback Steakhouse, Inc.	26,300	1,204
*Pacific Sunwear of California, Inc.	26,500	590
Consumer Discretionary continued		
*Payless ShoeSource, Inc.	24,342	299
PETsMART, Inc.	51,800	1,840
Pier 1 Imports, Inc.	30,700	605
The Reader's Digest Association, Inc. — Class A	35,500	494
Regis Corp.	15,800	729
*Rent-A-Center, Inc.	27,100	718
Ross Stores, Inc.	52,700	1,521
Ruby Tuesday, Inc.	23,200	605
Ryland Group, Inc.	17,000	978
Saks, Inc.	49,800	723
*Scholastic Corp.	14,200	525
Thor Industries, Inc.	20,300	752
*The Timberland Co. — Class A	12,300	771
*Toll Brothers, Inc.	26,700	1,832
Tupperware Corp.	20,900	433
*Urban Outfitters, Inc.	28,900	1,283
*Valassis Communications, Inc.	18,300	641
The Washington Post Co. — Class B	3,400	3,343
*Westwood One, Inc.	34,300	924
*Williams-Sonoma, Inc.	41,600	1,458
Total		**74,592**
Consumer Staples (4.1%)		
*BJ's Wholesale Club, Inc.	24,800	722
Church & Dwight Co., Inc.	22,250	748
*Constellation Brands, Inc. — Class A	38,500	1,791
*Dean Foods Co.	53,214	1,753
*Energizer Holdings, Inc.	27,800	1,381
Hormel Foods Corp.	49,500	1,552
The J.M. Smucker Co.	20,796	979
Lancaster Colony Corp.	12,500	536
PepsiAmericas, Inc.	49,400	1,049
Ruddick Corp.	16,700	362
*Smithfield Foods, Inc.	39,600	1,172
Tootsie Roll Industries, Inc.	18,654	646
Tyson Foods, Inc. — Class A	126,040	2,320
Universal Corp.	9,100	435
Whole Foods Market, Inc.	22,200	2,117
Total		**17,563**
Energy (6.1%)		
*Cooper Cameron Corp.	19,600	1,055
ENSCO International, Inc.	53,900	1,711
*FMC Technologies, Inc.	24,369	785
*Forest Oil Corp.	21,200	672
*Grant Prideco, Inc.	44,100	884
*Hanover Compressor Co.	27,900	394
Helmerich & Payne, Inc.	18,000	613
Murphy Oil Corp.	32,800	2,640
*National-Oilwell, Inc.	30,700	1,083
*Newfield Exploration Co.	22,200	1,311
Noble Energy, Inc.	21,000	1,295
Overseas Shipholding Group, Inc.	14,100	778
Patterson-UTI Energy, Inc.	59,800	1,163

Index 400 Stock Portfolio

Common Stocks (90.3%)	Shares/ $ Par	Value $ (000's)
Energy continued		
Pioneer Natural Resources Co.	52,100	1,829
*Plains Exploration and Production Co.	27,500	715
Pogo Producing Co.	23,000	1,115
*Pride International, Inc.	48,600	998
*Smith International, Inc.	37,400	2,035
Tidewater, Inc.	21,600	769
*Varco International, Inc.	34,962	1,019
*Weatherford International, Ltd.	48,500	2,488
Western Gas Resources, Inc.	26,400	772
Total		**26,124**
Financials (16.7%)		
A.G. Edwards, Inc.	27,300	1,180
*Allmerica Financial Corp.	19,000	624
AMB Property Corp.	29,600	1,196
American Financial Group, Inc.	26,300	823
*AmeriCredit Corp.	55,400	1,355
AmerUs Group, Co.	14,000	634
Arthur J. Gallagher & Co.	33,000	1,073
Associated Banc-Corp.	46,263	1,536
Astoria Financial Corp.	26,600	1,063
Bank of Hawaii Corp.	18,900	959
Banknorth Group, Inc.	62,800	2,297
Brown & Brown, Inc.	24,700	1,076
City National Corp.	17,600	1,243
The Colonial BancGroup, Inc.	47,700	1,013
Commerce Bancorp, Inc.	28,300	1,823
Cullen/Frost Bankers, Inc.	18,600	904
Developers Diversified Realty Corp.	38,500	1,708
Eaton Vance Corp.	24,000	1,252
Everest Re Group, Ltd.	20,000	1,791
Fidelity National Financial, Inc.	62,315	2,845
The First American Corp.	32,000	1,124
FirstMerit Corp.	30,100	858
GATX Corp.	17,600	520
Greater Bay Bancorp	18,200	507
HCC Insurance Holdings, Inc.	24,200	802
Hibernia Corp. — Class A	55,400	1,635
Highwoods Properties, Inc.	19,100	529
Horace Mann Educators Corp.	15,300	292
Hospitality Properties Trust	24,000	1,104
Independence Community Bank Corp.	30,200	1,286
IndyMac Bancorp, Inc.	22,100	761
Investors Financial Services Corp.	23,700	1,185
Jefferies Group, Inc.	20,400	822
*LaBranche & Co., Inc.	21,400	192
Legg Mason, Inc.	35,950	2,633
Leucadia National Corp.	25,600	1,779
Liberty Property Trust	30,600	1,322
Mack-Cali Realty Corp.	21,700	999
Mercantile Bankshares Corp.	28,300	1,477
MoneyGram International, Inc.	31,600	668
New Plan Excel Realty Trust, Inc.	36,600	991
New York Community Bancorp, Inc.	94,621	1,946
*Ohio Casualty Corp.	22,100	513
Old Republic International Corp.	65,100	1,647
The PMI Group, Inc.	34,000	1,420

Common Stocks (90.3%)	Shares/ $ Par	Value $ (000's)
Financials continued		
Protective Life Corp.	24,800	1,059
Radian Group, Inc.	32,800	1,746
Raymond James Financial, Inc.	26,350	816
Rayonier, Inc.	17,811	871
SEI Investments Co.	36,600	1,535
*Silicon Valley Bancshares	12,800	574
StanCorp Financial Group, Inc.	10,100	833
TCF Financial Corp.	49,500	1,591
United Dominion Realty Trust, Inc.	47,300	1,173
Unitrin, Inc.	24,500	1,114
W.R. Berkley Corp.	30,000	1,415
Waddell & Reed Financial, Inc. — Class A	29,500	705
Washington Federal, Inc.	28,150	747
Webster Financial Corp.	18,900	957
Weingarten Realty Investments	31,700	1,271
Westamerica Bancorporation	11,400	665
Wilmington Trust Corp.	24,000	868
Total		**71,347**
Health Care (9.7%)		
*Apria Healthcare Group, Inc.	17,300	570
*Barr Pharmaceuticals, Inc.	36,600	1,667
Beckman Coulter, Inc.	21,700	1,454
*Cephalon, Inc.	20,600	1,048
*Charles River Laboratories International, Inc.	23,100	1,063
*Community Health Systems, Inc.	31,100	867
*Covance, Inc.	22,300	864
*Coventry Health Care, Inc.	32,000	1,699
*Cytyc Corp.	39,900	1,100
DENTSPLY International, Inc.	28,850	1,621
*Edwards Lifesciences Corp.	21,200	875
*First Health Group Corp.	32,800	614
*Health Net, Inc.	39,600	1,143
*Henry Schein, Inc.	15,400	1,072
Hillenbrand Industries, Inc.	22,100	1,227
*INAMED Corp.	12,800	810
*Invitrogen Corp.	18,300	1,228
*IVAX Corp.	89,531	1,416
*LifePoint Hospitals, Inc.	13,800	481
*Lincare Holdings, Inc.	35,800	1,527
*Millennium Pharmaceuticals, Inc.	109,200	1,324
Omnicare, Inc.	37,200	1,288
*PacifiCare Health Systems, Inc.	30,100	1,701
*Par Pharmaceutical Companies, Inc.	12,100	501
*Patterson Companies, Inc.	49,000	2,125
Perrigo Co.	25,800	446
*Protein Design Labs, Inc.	34,100	705
*Renal Care Group, Inc.	24,050	866
*Sepracor, Inc.	37,500	2,225
*STERIS Corp.	24,700	586
*Techne Corp.	14,700	572
*Triad Hospitals, Inc.	27,439	1,021
Universal Health Services, Inc. — Class B	20,800	926
Valeant Pharmaceuticals International	30,000	791
*Varian Medical Systems, Inc.	48,500	2,096
*Varian, Inc.	12,400	509

Common Stocks (90.3%)	Shares/ $ Par	Value $ (000's)
Health Care continued		
*VCA Antech, Inc.	29,300	574
*Vertex Pharmaceuticals, Inc.	28,700	303
*VISX, Inc.	17,700	458
Total		**41,363**
Industrials (11.5%)		
Adesa, Inc.	32,700	694
*AGCO Corp.	32,200	705
*AirTran Holdings, Inc.	30,600	327
*Alaska Air Group, Inc.	9,600	322
Alexander & Baldwin, Inc.	15,200	645
*Alliant Techsystems, Inc.	13,500	883
AMETEK, Inc.	24,500	874
Banta Corp.	8,900	398
The Brink's Co.	20,300	802
C.H. Robinson Worldwide, Inc.	30,500	1,693
*Career Education Corp.	36,600	1,464
Carlisle Companies, Inc.	11,100	721
*ChoicePoint, Inc.	31,700	1,458
CNF, Inc.	18,400	922
*Copart, Inc.	32,100	845
*Corinthian Colleges, Inc.	32,300	609
Crane Co.	21,100	609
Deluxe Corp.	17,900	668
*DeVry, Inc.	25,100	436
Donaldson Co., Inc.	29,700	968
*The Dun & Bradstreet Corp.	24,800	1,479
*Dycom Industries, Inc.	17,300	528
*Education Management Corp.	26,200	865
Expeditors International of Washington, Inc.	38,000	2,124
Fastenal Co.	27,100	1,668
Federal Signal Corp.	17,200	304
*Flowserve Corp.	19,700	543
Graco, Inc.	24,700	923
Granite Construction, Inc.	14,900	396
Harsco Corp.	14,700	819
Herman Miller, Inc.	25,200	696
HNI Corp.	20,100	865
Hubbell, Inc. — Class B	21,700	1,135
*ITT Educational Services, Inc.	16,400	780
J.B. Hunt Transport Services, Inc.	29,000	1,301
*Jacobs Engineering Group, Inc.	20,100	961
*JetBlue Airways Corp.	36,950	858
Kelly Services, Inc. — Class A	12,600	380
Kennametal, Inc.	13,600	677
*Korn/Ferry International	13,900	288
*Laureate Education, Inc.	17,219	759
Manpower, Inc.	32,200	1,555
Nordson Corp.	12,900	517
Pentair, Inc.	36,000	1,568
Precision Castparts Corp.	23,500	1,543
*Quanta Services, Inc.	41,800	334
Republic Services, Inc.	53,800	1,805
Rollins, Inc.	16,350	430
*Sequa Corp. — Class A	3,700	226
*Sotheby's Holdings, Inc. — Class A	22,700	412
SPX Corp.	26,800	1,074

Common Stocks (90.3%)	Shares/ $ Par	Value $ (000's)
Industrials continued		
*Stericycle, Inc.	16,100	740
*Swift Transportation Co., Inc.	26,200	563
Tecumseh Products Co. — Class A	6,600	315
Teleflex, Inc.	14,400	748
*Thomas & Betts Corp.	21,100	649
Trinity Industries, Inc.	17,000	579
*United Rentals, Inc.	27,800	525
Werner Enterprises, Inc.	28,150	637
York International Corp.	14,800	511
Total		**49,123**
Information Technology (13.2%)		
*3Com Corp.	135,500	565
*Activision, Inc.	49,650	1,002
Acxiom Corp.	30,800	810
ADTRAN, Inc.	27,300	523
*Advent Software, Inc.	11,600	238
*Alliance Data Systems Corp.	29,200	1,386
*Amphenol Corp. — Class A	31,600	1,161
*Arrow Electronics, Inc.	41,400	1,006
*Ascential Software Corp.	20,975	342
*Atmel Corp.	170,400	668
*Avnet, Inc.	43,000	784
*Avocent Corp.	17,800	721
*The BISYS Group, Inc.	42,900	706
*Cabot Microelectronics Corp.	8,892	356
*Cadence Design Systems, Inc.	96,500	1,333
CDW Corp.	29,700	1,971
*Ceridian Corp.	53,000	969
Certegy, Inc.	22,300	792
*CheckFree Corp.	31,000	1,180
*Cognizant Technology Solutions Corp. — Class A	47,500	2,012
*CommScope, Inc.	19,400	367
*Credence Systems Corp.	34,000	311
*Cree, Inc.	26,400	1,058
*CSG Systems International, Inc.	18,200	340
*Cypress Semiconductor Corp.	44,900	527
Diebold, Inc.	25,500	1,421
*DST Systems, Inc.	29,900	1,558
Fair Isaac Corp.	25,100	921
*Fairchild Semiconductor International, Inc.	42,700	694
*Gartner, Inc.	39,500	492
Harris Corp.	23,900	1,477
Imation Corp.	12,100	385
*Integrated Circuit Systems, Inc.	25,100	525
*Integrated Device Technology, Inc.	38,100	440
*International Rectifier Corp.	23,800	1,061
Intersil Corp. — Class A	53,700	899
Jack Henry & Associates, Inc.	32,300	643
*Keane, Inc.	22,100	325
*KEMET Corp.	30,900	277
*Lam Research Corp.	48,700	1,408
*Lattice Semiconductor Corp.	40,500	231
*LTX Corp.	21,800	168
*Macromedia, Inc.	25,300	787
*Macrovision Corp.	17,800	458
*McAfee, Inc.	57,200	1,655

Index 400 Stock Portfolio

Common Stocks (90.3%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
*McDATA Corp. — Class A	42,200	252
*Mentor Graphics Corp.	27,200	416
*Micrel, Inc.	32,200	355
Microchip Technology, Inc.	73,612	1,962
*MPS Group, Inc.	36,600	449
National Instruments Corp.	28,250	770
*Newport Corp.	15,300	216
Plantronics, Inc.	17,300	717
*Plexus Corp.	15,400	200
*Polycom, Inc.	35,000	816
*Powerwave Technologies, Inc.	37,300	316
*Retek, Inc.	20,000	123
The Reynolds and Reynolds Co. — Class A	23,100	612
*RF Micro Devices, Inc.	66,900	458
*RSA Security, Inc.	24,800	497
*SanDisk Corp.	58,200	1,453
*Semtech Corp.	26,400	577
*Silicon Laboratories, Inc.	18,500	653
*Storage Technology Corp.	38,000	1,201
*Sybase, Inc.	34,000	678
*Synopsys, Inc.	54,300	1,065
*Tech Data Corp.	20,700	940
*The Titan Corp.	30,200	489
*Transaction Systems Architects, Inc. — Class A	13,400	266
*TriQuint Semiconductor, Inc.	49,111	219
*UTStarcom, Inc.	40,800	904
*Vishay Intertechnology, Inc.	59,287	890
*Wind River Systems, Inc.	29,400	398
*Zebra Technologies Corp. — Class A	25,600	1,441
Total		**56,286**
Materials (4.8%)		
Airgas, Inc.	26,800	710
Albemarle Corp.	14,900	577
Arch Coal, Inc.	22,300	793
Bowater, Inc.	19,900	875
Cabot Corp.	22,000	851
Crompton Corp.	40,963	483
Cytec Industries, Inc.	14,200	730
Ferro Corp.	15,000	348
*FMC Corp.	13,200	638
Longview Fibre Co.	18,200	330
The Lubrizol Corp.	23,800	877
Lyondell Chemical Co.	86,300	2,495
Martin Marietta Materials, Inc.	17,100	918
Minerals Technologies, Inc.	7,300	487
Olin Corp.	25,100	553
P.H. Glatfelter Co.	15,700	240
Packaging Corp. of America	38,200	900
Peabody Energy Corp.	23,100	1,869
Potlatch Corp.	10,600	536
RPM International, Inc.	41,500	816
*The Scotts Co. — Class A	11,700	860
Sensient Technologies Corp.	16,700	401
Sonoco Products Co.	35,100	1,041
Steel Dynamics, Inc.	17,700	670

Common Stocks (90.3%)	Shares/ $ Par	Value $ (000's)
Materials continued		
The Valspar Corp.	18,300	915
Worthington Industries, Inc.	31,200	611
Total		**20,524**
Telecommunication Services (0.5%)		
*Cincinnati Bell, Inc.	87,600	364
Telephone and Data Systems, Inc.	20,500	1,577
Total		**1,941**
Utilities (6.1%)		
AGL Resources, Inc.	26,800	891
Alliant Energy Corp.	41,200	1,178
Aqua America, Inc.	33,250	818
*Aquila, Inc.	86,300	318
Black Hills Corp.	11,600	356
DPL, Inc.	45,200	1,135
Duquesne Light Holdings, Inc.	27,400	516
Energy East Corp.	52,400	1,398
Equitable Resources, Inc.	21,900	1,328
Great Plains Energy, Inc.	26,500	802
Hawaiian Electric Industries, Inc.	28,800	840
IDACORP, Inc.	14,900	455
MDU Resources Group, Inc.	42,200	1,126
National Fuel Gas Co.	29,500	836
Northeast Utilities	45,800	863
NSTAR	19,000	1,031
OGE Energy Corp.	31,800	843
ONEOK, Inc.	36,900	1,049
Pepco Holdings, Inc.	67,100	1,431
PNM Resources, Inc.	21,550	545
Puget Energy, Inc.	35,600	879
Questar Corp.	30,100	1,535
SCANA Corp.	40,100	1,581
*Sierra Pacific Resouces	41,881	440
Vectren Corp.	27,100	726
Westar Energy, Inc.	30,700	702
WGL Holdings, Inc.	17,400	537
Wisconsin Energy Corp.	41,800	1,409
(b)WPS Resources Corp.	13,300	664
Total		**26,232**
Total Common Stocks (Cost: $306,971)		**385,095**

Money Market Investments (9.6%)		
Federal Government & Agencies (2.6%)		
(b)Federal Home Loan Mortgage Corp., 2.42%, 3/22/05	2,000,000	1,990
(b)Federal National Mortgage Assoc., 1.05%, 1/3/05	9,200,000	9,199
Total		**11,189**
Finance Services (4.2%)		
(b)Ciesco LP, 2.20%, 1/3/05	6,000,000	5,999
(b)Citicorp, 2.27%, 1/20/05	6,000,000	5,993
(b)Preferred Receivable Funding, 2.28%, 1/13/05	6,000,000	5,995
Total		**17,987**

Money Market Investments (9.6%)	Shares/ $ Par	Value $ (000's)
Personal Credit Institutions (1.4%)		
(b)Rabobank Financial Corp., 2.17%, 1/4/05	6,000,000	5,999
Total		**5,999**
Short Term Business Credit (1.4%)		
(b)Old Line Funding Corp., 2.25%, 1/13/05	6,000,000	5,996
Total		**5,996**
Total Money Market Investments (Cost: $41,171)		**41,171**
Total Investments (99.9%) (Cost $348,142)(a)		**426,266**
Other Assets, Less Liabilities (0.1%)		**561**
Total Net Assets (100.0%)		**426,827**

* Non-Income Producing

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes (in thousands) was $350,821 and the net unrealized appreciation of investments based on that cost was $75,445 which is comprised of $99,879 aggregate gross unrealized appreciation and $24,434 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when-issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
S&P MidCap 400 Index Futures	124	3/05	$1,412
(Total Notional Value at December 31, 2004, $39,839)			

The Accompanying Notes are an Integral Part of the Financial Statements

Janus Capital Appreciation Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital	Invest in equity securities selected for their growth potential.	$57 million

The Janus Capital Appreciation Portfolio seeks long-term growth of capital through investments in the equities of companies selected for their growth potential; the main emphasis is on large-capitalization stocks. The Portfolio is managed using a "bottom-up" approach, which means that the holdings are selected by examining individual securities, rather than focusing on broad economic trends or industry sectors.

For the year ended December 31, 2004, the Janus Capital Appreciation Portfolio returned 19.67% while its benchmark, the S&P 500 Index, returned 10.88%. Among the reasons the Portfolio significantly outperformed the S&P 500 Index was our decision to maintain overweight positions in the healthcare and information technology sectors and the exceptionally strong results posted by a number of our picks in these two groups. Weaker areas of investment included industrials and telecommunications services, where select portfolio holdings experienced setbacks.

The Portfolio's impressive metrics can be credited to the quality and depth of the investment research performed by our analysts. Their work has given us the confidence to invest early and with conviction in some of our best ideas. In fact, our investments in strong performers such as Apple Computer, eBay and UnitedHealth Group, among others, are the result of long-term investment commitments.

Our investment in Apple Computer was the strongest contributor to performance during the period. Apple recently launched one of its most elegant products to date, the new G5 iMac. The early reviews have been overwhelmingly positive and we expect this to be an important product for the company. More importantly, Apple's wildly successful iPod music player continues to be the music-listening device of choice and sales continue to exceed most investors' expectations.

Another strong-performing position in the Portfolio was eBay. Its management team, the sheer financial power of its business model and the global proliferation of the "eBay economy" have all continued to impress us. The eBay trading platform is well on its way to enabling the buying and selling of products worldwide with a gross merchandise value (GMV) in excess of $34 billion dollars. Ebay's own revenues from those sales were in excess of $2.5 billion in 2004 and we expect both to grow rapidly again in 2005. To give you an idea of the velocity of trade on eBay, a car is sold every six minutes, a digital camera is sold every 14 minutes and a piece of jewelry every eight minutes. Today, over 430,000 people are making a living buying and selling on eBay. Finally, we continue to be impressed with eBay's entire management team and their ability to guide the company's explosive growth.

Investing in the managed care sector is not for the faint of heart; very few issues are as highly charged as healthcare. But, as consumers become increasingly responsible for the first dollars spent on their healthcare needs, it's clear to us that UnitedHealth Group is succeeding in the marketplace. The company's flexible plan designs, along with its increasing focus on making healthcare more affordable for larger and larger segments of the population, are a powerful financial combination. Janus' healthcare team continues to do an outstanding job monitoring medical and financial trends as well as anticipating the changes in this emotionally charged space. We continue to have the utmost confidence in Bill Maguire, Steve Hemsley and the entire UnitedHealth management team.

Not all of our investments have met our expectations. Drugmaker Forest Labs was a poor performer. While the stock will be faced with some issues over the next several quarters, including product competition and generic challenges to key drugs, we believe that the worst is priced into the stock and have maintained our stake for now.

Meanwhile, we liquidated our position in Nvidia, a stock that was among our biggest detractors. While we like the longer-term prospects for graphic-intensive semiconductor manufacturers, we feel that better opportunities lie elsewhere.

Janus Capital Appreciation Portfolio

Relative Performance


$15,000
12,000
11,000
10,000
5/03
12/03
12/04
Janus Capital Appreciation Portfolio
S&P 500 Index

Average Annual Total Return For Periods Ended December 31, 2004	1 Year	Since Inception*
Janus Capital Appreciation Portfolio	19.67%	24.16%
S&P 500 Index	10.88%	13.97%
Large Cap Growth Funds Lipper Average	8.04%	–

*inception date of 5/1/03

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 5/1/03 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. As of December 31, 2004, the 500 companies in the composite had a median market capitalization of $10.6 billion and a total market value of $11.2 trillion. The S&P 500 represents approximately 60.2% of the market value of the Compustat's database of about 9,381 equities. The index cannot be invested in directly and does not include sales charges.

The Lipper Variable Insurance Products (VIP) Large Cap Growth Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) greater than 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Large-cap growth funds typically have an above-average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P 500 Index. Source: Lipper, Inc.

Top 10 Equity Holdings 12/31/04

Company	% of Total Net Assets
UnitedHealth Group, Inc.	8.6%
Genentech, Inc.	7.1%
Apple Computer, Inc.	5.7%
Electronic Arts, Inc.	5.5%
Aetna, Inc.	5.5%
eBay, Inc.	4.8%
NIKE, Inc. - Class B	4.4%
Bank of America Corp.	4.3%
Nextel Communications, Inc. - Class A	3.6%
United Parcel Service, Inc. - Class B	3.5%

Sector Allocation 12/31/04


Telecommunication Services
4%
Consumer Staples
4%
Energy
3%
Industrials
6%
Short-Term Investments
12%
Health Care
23%
Information Technology
15%
Financials
17%
Consumer Discretionary
16%

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,135.10	$4.46
Hypothetical (5% return before expenses)	$1,000.00	$1,020.66	$4.22

* *Expenses are equal to the Fund's annualized expense ratio of 0.83%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2004

Common Stocks (87.6%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (15.5%)		
*Advance Auto Parts, Inc.	19,470	850
*Amazon.com, Inc.	21,485	952
*eBay, Inc.	23,365	2,717
J. C. Penney Co., Inc.	6,195	256
*Kohl's Corp.	27,550	1,355
NIKE, Inc. — Class B	27,200	2,467
Outback Steakhouse, Inc.	4,615	211
Total		**8,808**
Consumer Staples (4.3%)		
*Energizer Holdings, Inc.	19,815	985
The Procter & Gamble Co.	26,125	1,439
Total		**2,424**
Energy (2.9%)		
Murphy Oil Corp.	11,745	945
Suncor Energy, Inc.	19,865	703
Total		**1,648**
Financials (17.1%)		
The Allstate Corp	23,395	1,210
Bank of America Corp.	51,895	2,438
*Berkshire Hathaway, Inc. — Class B	184	540
The Goldman Sachs Group, Inc.	17,115	1,781
SLM Corp.	36,880	1,969
Wells Fargo & Co.	28,190	1,752
Total		**9,690**
Health Care (22.9%)		
Aetna, Inc.	24,910	3,108
*Forest Laboratories, Inc.	9,640	432
*Genentech, Inc.	74,040	4,031
*Invitrogen Corp.	7,845	527
UnitedHealth Group, Inc.	55,565	4,891
Total		**12,989**
Industrials (5.9%)		
3M Co.	16,350	1,342
United Parcel Service, Inc. — Class B	23,530	2,011
Total		**3,353**

Common Stocks (87.6%)	Shares/ $ Par	Value $ (000's)
Information Technology (15.4%)		
*Apple Computer, Inc.	50,060	3,224
*Electronic Arts, Inc.	50,930	3,141
Texas Instruments, Inc.	48,465	1,193
*Yahoo!, Inc.	30,730	1,158
Total		**8,716**
Telecommunication Services (3.6%)		
*Nextel Communications, Inc. — Class A	68,420	2,053
Total		**2,053**
Total Common Stocks (Cost: $35,061)		**49,681**
Money Market Investments (12.0%)		
Federal Government & Agencies (12.0%)		
Federal Home Loan Bank, 2.10%, 1/18/05	6,800,000	6,793
Total Money Market Investments (Cost: $6,793)		**6,793**
Total Investments (99.6%) (Cost $41,854)(a)		**56,474**
Other Assets, Less Liabilities (0.4%)		**216**
Total Net Assets (100.0%)		**56,690**

* Non-Income Producing

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes (in thousands) was $41,872 and the net unrealized appreciation of investments based on that cost was $14,602 which is comprised of $14,725 aggregate gross unrealized appreciation and $123 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

Growth Stock Portfolio

Objective:
Long-term appreciation of capital with moderate risk

Portfolio Strategy:
Hold a diversified mix of high quality growth stocks of medium and large companies with above-average potential for earnings growth.

Net Assets:
$687 million

The Growth Stock Portfolio seeks long-term growth of capital by investing in companies believed to have above-average earnings growth potential; current income is secondary. The Portfolio's holdings will consist primarily of high quality growth stocks of medium and large companies. The Portfolio's strategy is to analyze economic trends to determine their impact on various sectors and industries and to select high quality stocks from industries with the best earnings potential. The Portfolio invests primarily in equity securities of well-established companies selected for their growth potential, with emphasis placed on high quality companies with strong financial characteristics. The investment process is initiated with an analysis of the economic outlook. Further study of economic sectors leads to the identification of growth-oriented industries, and to detailed studies of individual companies. In evaluating individual companies, factors such as the company management team, product outlook, global exposure, industry leadership position and financial characteristics are important variables used in the analysis.

For the year ended December 31, 2004, the Growth Stock Portfolio returned 6.67%, lagging the S&P 500 Index, which returned 10.88%. (This Index is unmanaged, cannot be invested in directly and does not include administrative expenses or sales charges.) The Portfolio's underperformance compared to the Index can be attributed primarily to two factors: overweight positions in the Information Technology and Health Care sectors, which registered small gains for the year, and the Portfolio's investment style, which is to invest in quality companies with consistent growth in earnings. That strategy emphasizes long-term growth of capital and is designed to capture the long-term potential outperformance of medium and large-cap stocks with reduced volatility. It is not uncommon, therefore, for the Portfolio to lag in a market led by riskier areas of the market, which was true in 2004, particularly in the fourth quarter. The average return for the Large-Cap Core Funds—the peer group in which Lipper places the Portfolio — was 8.59% for the year ended December 31, 2004, according to Lipper Analytical Services, Inc. ("Lipper"), an independent mutual fund ranking agency. The average return for the Large-Cap Growth Funds — the peer group which the managers believe better suits the Portfolio's investment style — was 8.04% for 2004, according to Lipper.

Following a spectacular year for stocks in 2003, the U.S. stock market experienced very nice gains again for the year ended December 31, 2004. The S&P 500 Index posted a gain of 10.88%. As the cyclical recovery continued in 2004, returns on large capitalization stocks lagged for the second year in a row, as investors sought higher returns in riskier segments of the market such as small-cap and international stocks. Those segments posted even larger gains: the S&P SmallCap 600 Index gained 22.65% and the MSCI EAFE Index gained 20.70% for the year. The majority of the gains in all segments of the market, however, came in the fourth quarter alone. Earlier in the year the stock market languished, as a number of economic concerns dampened investors' spirits. A combination of rising oil prices, a weakening dollar, rising interest rates, the Iraqi war, and the upcoming presidential election put a drag on the economy and the market. But in the fourth quarter, especially following the November elections, the market experienced a dramatic turnaround. A significant drop in oil prices beginning in October also served as a catalyst for the change, and the gains made during the fourth quarter accounted for most of the gain for the year. The fourth quarter alone accounted for 9.23% of the S&P 500 Index's 2004 annual gain of 10.88%.

In the Growth Stock Portfolio, overweight positions in Information Technology and Health Care, as well as individual stock selections in those sectors, hurt performance in 2004. Cisco Systems Inc. (computer networking solutions) and Intel Corporation (semiconductors) both performed poorly; Health Care stocks Pfizer Inc. (pharmaceuticals and consumer products) and Eli Lilly & Co. (pharmaceuticals) put a drag on the Portfolio's return for the year, as the sector was affected by negative news on a number of prescription drugs. A lack of exposure to the Utilities sector, which was one of the highest performing sectors in 2004, also held down total return.

Positives for the Portfolio in 2004 included an overweight position in Consumer Discretionary stocks relative to the S&P 500. Target Corp. (general merchandise retailer), which is one of the Portfolio's top ten holdings, posted strong gains for the year. Individual stock selection in the Industrials and Energy sectors also added value. Energy was the strongest performing sector in 2004, and the Portfolio benefited from stock selection within this sector, particularly from its positions in EOG Resources, Inc. (natural gas and crude oil exploration) and Halliburton Holding Co. (engineering and construction service provider). Other individual securities that helped performance were Federal Express, Yahoo! Inc. and American Standard. Diversification within the Portfolio continued to increase during 2004, and the ten largest holdings represented 21.7% of the Portfolio's net asset value as of December 31, 2004, compared to 24.6% at the end of 2003.

Looking forward to 2005, quality, large capitalization stocks, which have lagged the market for the past two years, may be poised for an upturn. If large cap stocks return to favor, the Portfolio should be well positioned to take advantage of an environment that rewards quality.


Relative Performance
$40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03 12/04
Growth Stock Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2004

	1 Year	5 Years	10 Years
Growth Stock Portfolio	6.67%	-3.42%	10.35%
S&P 500 Index	10.88%	-2.30%	12.07%
Large Cap Core Funds Lipper Average	8.59%	-2.66%	9.90%
Large Cap Growth Funds Lipper Average	8.04%	-7.30%	9.47%

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 12/31/94. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. As of December 31, 2004, the 500 companies in the composite had a median market capitalization of $10.6 billion and a total market value of $11.2 trillion. The S&P 500 represents approximately 60.2% of the market value of the Compustat's database of about 9,381 equities. The index cannot be invested in directly and does not include sales charges.

The Lipper Variable Insurance Products (VIP) Large Cap Core Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) greater than 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Large-cap core funds have more latitude in the companies in which they invest. These funds typically have an average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P 500 Index. Source: Lipper, Inc.

The Lipper Variable Insurance Products (VIP) Large Cap Growth Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) greater than 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Large-cap growth funds typically have an above-average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P 500 Index. Source: Lipper, Inc.

Top 10 Equity Holdings 12/31/04

Company	% of Total Net Assets
General Electric Co.	3.4%
Microsoft Corp.	3.0%
American Standard Companies, Inc.	2.3%
FedEx Corp.	2.1%
Wells Fargo & Co.	2.0%
Target Corp.	1.9%
Fortune Brands, Inc.	1.8%
Cisco Systems, Inc.	1.8%
Wal-Mart Stores, Inc.	1.7%
Dell, Inc.	1.7%

Sector Allocation 12/31/04


Materials 2%
Short-Term Investments 6%
Telecommunication Services 1%
Energy 6%
Information Technology 22%
Consumer Staples 7%
Industrials 9%
Consumer Discretionary 18%
Financials 14%
Health Care 15%

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,055.30	$2.22
Hypothetical (5% return before expenses)	$1,000.00	$1,022.68	$2.18

* *Expenses are equal to the Fund's annualized expense ratio of 0.43%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2004

Common Stocks (94.0%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (17.6%)		
*Bed Bath & Beyond, Inc.	116,900	4,656
Best Buy Co., Inc.	68,500	4,070
Carnival Corp.	126,000	7,261
*Comcast Corp. — Class A	121,084	4,030
*eBay, Inc.	41,100	4,779
Fortune Brands, Inc.	156,700	12,094
Harley-Davidson, Inc.	98,000	5,954
J. C. Penney Co., Inc.	194,200	8,040
*Kohl's Corp.	92,300	4,538
Lowe's Companies, Inc.	87,900	5,062
McDonald's Corp.	179,800	5,764
The McGraw-Hill Companies, Inc.	84,900	7,772
News Corp. — Class A	279,600	5,217
NIKE, Inc. — Class B	74,200	6,729
PETsMART, Inc.	126,500	4,495
Staples, Inc.	197,900	6,671
Target Corp.	245,600	12,755
*Time Warner, Inc.	301,500	5,861
Viacom, Inc. — Class B	149,900	5,455
Total		**121,203**
Consumer Staples (7.4%)		
Altria Group, Inc.	152,400	9,312
Anheuser-Busch Companies, Inc.	88,300	4,479
Avon Products, Inc.	140,400	5,433
PepsiCo, Inc.	185,900	9,704
The Procter & Gamble Co.	85,300	4,698
Wal-Mart Stores, Inc.	224,700	11,870
Walgreen Co.	131,000	5,026
Total		**50,522**
Energy (5.4%)		
ConocoPhillips	73,708	6,400
EOG Resources, Inc.	97,700	6,972
Exxon Mobil Corp.	222,934	11,428
Halliburton Co.	162,900	6,392
*Noble Corp.	123,800	6,158
Total		**37,350**
Financials (14.4%)		
American Express Co.	193,200	10,891
American International Group, Inc.	119,900	7,874
Capital One Financial Corp.	51,000	4,295
Citigroup, Inc.	207,100	9,978
The Goldman Sachs Group, Inc.	58,700	6,107
Legg Mason, Inc.	50,600	3,707
Lehman Brothers Holdings, Inc.	73,600	6,439
Morgan Stanley	126,500	7,023
Principal Financial Group, Inc.	177,500	7,267
Prudential Financial, Inc.	157,900	8,678
U.S. Bancorp	235,100	7,363
Wachovia Corp.	106,800	5,618
Wells Fargo & Co.	217,500	13,517
Total		**98,757**
Health Care (14.6%)		
Abbott Laboratories	153,800	7,175
*Amgen, Inc.	168,200	10,790
*Boston Scientific Corp.	138,200	4,913
*Caremark Rx, Inc.	159,100	6,273
Eli Lilly and Co.	105,700	5,998
*Fisher Scientific International, Inc.	52,500	3,275
*Genentech, Inc.	90,500	4,927
*Gilead Sciences, Inc.	155,300	5,434
Guidant Corp.	21,500	1,550
Johnson & Johnson	182,400	11,567
Medtronic, Inc.	177,900	8,836
Pfizer, Inc.	350,150	9,416
*St. Jude Medical, Inc.	112,200	4,705
Teva Pharmaceutical Industries, Ltd., ADR	206,800	6,175
UnitedHealth Group, Inc.	38,100	3,354
*Zimmer Holdings, Inc.	72,900	5,841
Total		**100,229**
Industrials (9.4%)		
*American Standard Companies, Inc.	378,300	15,631
Caterpillar, Inc.	42,100	4,105
FedEx Corp.	146,100	14,389
General Electric Co.	640,400	23,376
Tyco International, Ltd.	193,800	6,926
Total		**64,427**
Information Technology (21.7%)		
*Accenture Ltd. — Class A	182,000	4,914
*Affiliated Computer Services, Inc. — Class A	126,300	7,602
Analog Devices, Inc.	141,400	5,220
*ASML Holding N.V.	337,000	5,362
*Broadcom Corp. — Class A	95,700	3,089
*Cisco Systems, Inc.	623,700	12,037
*Dell, Inc.	278,600	11,740
First Data Corp.	223,500	9,508
*Fiserv, Inc.	125,362	5,038
*Google, Inc. — Class A	12,742	2,460
Hewlett-Packard Co.	215,800	4,525
Intel Corp.	375,200	8,776
International Business Machines Corp.	94,500	9,316
*Lexmark International, Inc. — Class A	70,700	6,010
Microsoft Corp.	782,200	20,894
National Semiconductor Corp.	232,900	4,181
SAP AG, ADR	78,900	3,488
*Symantec Corp.	97,200	2,504
Taiwan Semiconductor Manufacturing Co., Ltd., ADR	349,037	2,963
*Telefonaktiebolget LM Ericsson, ADR	172,800	5,441
Texas Instruments, Inc.	154,100	3,794
*VeriSign, Inc.	127,200	4,264
*Yahoo!, Inc.	140,710	5,302
Total		**148,428**

Common Stocks (94.0%)	Shares/ $ Par	Value $ (000's)
Materials (2.4%)		
Alcoa, Inc.	141,600	4,449
PPG Industries, Inc.	60,700	4,137
Praxair, Inc.	171,600	7,577
Total		**16,163**
Other Holdings (0.2%)		
*Nasdaq-100 Trust, Series 1	40,500	1,616
Total		**1,616**
Telecommunication Services (0.9%)		
Vodafone Group PLC, ADR	235,700	6,453
Total		**6,453**
Total Common Stocks (Cost: $559,864)		**645,148**

Money Market Investments (6.0%)	Shares/ $ Par	Value $ (000's)
Federal Government & Agencies (0.6%)		
Federal Home Loan Bank, 2.42%, 3/22/05	4,000,000	3,980
Total		**3,980**
Finance Lessors (2.8%)		
(b)Ranger Funding Co., LLC, 2.34%, 1/13/05	10,000,000	9,993
(b)Windmill Funding Corp., 2.33%, 1/25/05	10,000,000	9,984
Total		**19,977**
Personal Credit Institutions (1.5%)		
USAA Capital Corp., 2.28%, 1/13/05	10,000,000	9,992
Total		**9,992**
Short Term Business Credit (1.1%)		
CXC Inc., 2.20%, 1/3/05	7,500,000	7,499
Total		**7,499**
Total Money Market Investments (Cost: $41,447)		**41,448**
Total Investments (100.0%) (Cost $601,311)(a)		**686,596**
Other Assets, Less Liabilities (0.0%)		**253**
Total Net Assets (100.0%)		**686,849**

* Non-Income Producing

ADR — American Depository Receipt

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes (in thousands) was $601,428 and the net unrealized appreciation of investments based on that cost was $85,168 which is comprised of $107,770 aggregate gross unrealized appreciation and $22,602 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when-issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
S&P 500 Index Futures (Total Notional Value at December 31, 2004, $17,702)	60	3/05	$503

The Accompanying Notes are an Integral Part of the Financial Statements

Large Cap Core Stock Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital and income; consistent with moderate investment risk	Actively manage a portfolio of equity securities with a goal of exceeding the total return of the S&P 500 Index.	$470 million

The Large Cap Core Stock Portfolio seeks long-term growth of capital and income. The Portfolio seeks to achieve these objectives primarily by investing in the equity securities of companies selected for their growth potential. The Portfolio's holdings will consist primarily of equity securities of large companies. The Portfolio's strategy is to actively manage a portfolio of selected equity securities with a goal of outperforming the total return of the S&P 500® Index. The Portfolio attempts to reduce risk by investing in many different economic sectors, industries and companies. The Portfolio's manager may underweight or overweight selected economic sectors against the sector weightings of the S&P 500 Index to seek to enhance the Portfolio's total return or reduce fluctuations in market value relative to the S&P 500 Index.

For the year ended December 31, 2004, the Large Cap Core Stock Portfolio had a return of 8.16%, lagging the 10.88% return on the S&P 500 Index. (This Index is unmanaged, cannot be invested in directly and does not include administrative expenses or sales charges.) The average return for the Portfolio's peer group, Large-Cap Core Funds, was 8.59% for the same time period, according to Lipper Analytical Services, Inc. ("Lipper"), an independent mutual fund ranking agency. The Portfolio's underperformance relative to the Index resulted mainly from a lack of higher risk stocks, particularly in the Information Technology sector, at a time when investor's preference was for more speculative stocks than those that populate the Large Cap Core Stock Portfolio. Our investment approach, which emphasizes long-term growth of capital and income, is designed to capture the long-term potential outperformance of large cap stocks with reduced volatility. It is not uncommon, therefore, for the Portfolio to lag in a market led by speculative stocks, which was true particularly in the fourth quarter of 2004.

Following a spectacular year for stocks in 2003, the U.S. stock market experienced very nice gains again for the year ended December 31, 2004. The S&P 500 Index posted a gain of 10.88%. The higher risk segments of the market posted even larger gains: the S&P SmallCap 600 Index gained 22.65% and the S&P MidCap 400 Index gained 16.49% for the year. The majority of the gains in 2004, however, came in the fourth quarter alone. Earlier in the year the stock market languished, as a number of economic concerns dampened investors' spirits. A combination of rising oil prices, a weakening dollar, rising interest rates, the Iraqi war, and the upcoming presidential election put a drag on the economy and the market. But in the fourth quarter, especially following the November elections, the market experienced a dramatic turnaround. A significant drop in oil prices beginning in October also served as a catalyst for the change, and the gains made during the fourth quarter accounted for most of the gain for the year. The fourth quarter alone accounted for 9.23% of the S&P 500 Index's 2004 annual gain of 10.88%. The fourth quarter rally was even more pronounced in small and mid-cap stocks. The S&P SmallCap 600 Index gained 13.00% in the fourth quarter, while its gain for the year was 22.65%. And in the S&P MidCap 400 Index, the fourth quarter accounted for 12.16% of its annual gain of 16.49%.

The Portfolio's underperformance relative to the Index was primarily due to our position in the Information Technology sector. Early in 2004, the Portfolio was too aggressively positioned here. During the second quarter as the Technology sector rallied, we trimmed back some of our higher-beta holdings, which left the Portfolio defensively positioned — overweight in business service stocks such as First Data Corp. and bellwethers such as IBM and Microsoft. Performance was hurt by this defensive positioning late in 2004 as the market returned to high beta, low capitalization stocks. We continue to be fairly defensively positioned here, focusing on technology companies with non-commodity products and steady earnings growth. Despite an overweight position in the Technology sector during the year, the Portfolio didn't own the riskier stocks that were the biggest gainers in 2004. The Portfolio's holdings in National Semiconductor Corp., Intel Corporation, and Cisco Systems Inc. (one of the Portfolio's top ten holdings) were all negative for the year.

Also putting a drag on the Portfolio's performance was an underweight position in the Industrials sector, which performed well during the year. In 2004, we underweighted Industrials because we believed this sector already had a premium valuation relative to the S&P 500 Index. We felt that earnings estimates may have gotten ahead of themselves, possibly setting some of these stocks up for a disappointment. Positions in the Industrials sector, however, were added throughout 2004, including increasing our existing holding in General Electric and initiating a position in Tyco International. Individual security selection in the Health Care sector detracted from the Portfolio's performance in 2004. Two pharmaceutical stocks held in the Portfolio, Eli Lilly & Co. and Pfizer Inc., sustained substantial losses in 2004. The Health Care sector as a whole was impacted by negative news from studies on several prescription drugs. During the fourth quarter of 2004, the Portfolio's positions in Lilly and Pfizer were substantially reduced.

Sector allocation and individual security selection within the Materials and Energy sectors made a positive contribution. The Portfolio's 2004 performance benefited from overweight positions in both of those sectors, as both of these sectors outperformed. Stocks that performed well included Monsanto Co. (agricultural products), which was substantially overweight in the Portfolio, ConocoPhillips (a global energy company), which is also one of the Portfolio's top ten holdings, and EOG Resources Inc. (natural gas and crude oil exploration). Energy was the best performing sector in the S&P 500 Index in 2004, driven by rising prices in oil and gas through much of the year. Despite a fallback in prices in the fourth quarter, the Energy sector gained nearly 29% for the year. Other individual holdings that added substantially to the Portfolio's performance in 2004 included Google Inc. (a global technology company, best known for its online index of websites), PetsMart (a pet supply retailer), Prudential Financial Inc. (a financial services company), and Canadian National Railway Co.

U.S. economic growth in 2005 may lag that of 2004. In an environment like that, companies with more stable growth, including larger capitalization companies, could be more attractive to investors. The Portfolio focuses on companies with stable earnings growth, strong market share and pricing power. We also look for companies with increasing amounts of free cash flow that are focused on returning that to shareholders through share buybacks, dividend increases or accretive acquisitions. As of December 31, 2004, the Portfolio has overweight positions in the Energy and Materials sectors; an underweight position in Financials; and is near market weight in all other sectors. These weightings are intended to take advantage of previous under spending and high demand levels in the Energy and Materials areas. The underweight in Financials is due to potentially higher interest rates and the flattening of the yield curve as a result. While sector weighting can be an important driver of overall Portfolio performance, we continue to remain focused on individual stock selection, looking for companies with long-term growth of capital and income potential.

Top 10 Equity Holdings 12/31/04

Company	% of Total Net Assets
General Electric Co.	3.7%
Microsoft Corp.	2.7%
Exxon Mobil Corp.	2.7%
Altria Group, Inc.	1.9%
Johnson & Johnson	1.9%
Cisco Systems, Inc.	1.8%
Wells Fargo & Co.	1.7%
The Procter & Gamble Co.	1.6%
Bank of America Corp.	1.5%
ConocoPhillips	1.5%

Relative Performance


$40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03 12/04
Large Cap Core Stock Portfolio
S&P 500 Index

Sector Allocation 12/31/04


Utilities 3%
Telecommunication Services 3%
Short-Term Investments 2%
Materials 6%
Financials 16%
Energy 9%
Information Technology 16%
Consumer Staples 9%
Industrials 11%
Consumer Discretionary 13%
Health Care 12%

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Average Annual Total Return
For Periods Ended December 31, 2004

	1 Year	5 Years	10 Years
Large Cap Core Stock Portfolio	8.16%	-3.74%	8.39%
S&P 500 Index	10.88%	-2.30%	12.07%
Large Cap Core Funds Lipper Average	8.59%	-2.66%	9.90%

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 12/31/94. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. As of December 31, 2004, the 500 companies in the composite had a median market capitalization of $10.6 billion and a total market value of $11.2 trillion. The S&P 500 represents approximately 60.2% of the market value of the Compustat's database of about 9,381 equities. The index cannot be invested in directly and does not include sales charges.

The Lipper Variable Insurance Products (VIP) Large Cap Core Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) greater than 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Large-cap core funds have more latitude in the companies in which they invest. These funds typically have an average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P 500 Index. Source: Lipper, Inc.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,065.30	$2.29
Hypothetical (5% return before expenses)	$1,000.00	$1,022.61	$2.25

* *Expenses are equal to the Fund's annualized expense ratio of 0.44%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2004

Common Stocks (98.2%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (13.0%)		
Best Buy Co., Inc.	43,100	2,561
Carnival Corp.	84,700	4,881
*Comcast Corp. — Class A	78,014	2,596
DaimlerChrysler AG	47,000	2,258
*eBay, Inc.	29,000	3,372
Fortune Brands, Inc.	60,000	4,631
J. C. Penney Co., Inc.	130,500	5,404
Lear Corp.	49,700	3,032
McDonald's Corp.	110,600	3,546
News Corp. — Class A	188,000	3,508
NIKE, Inc. — Class B	57,700	5,233
Omnicom Group, Inc.	30,000	2,530
PETsMART, Inc.	87,600	3,112
Staples, Inc.	133,200	4,490
Target Corp.	100,500	5,219
*Time Warner, Inc.	178,000	3,460
Viacom, Inc. — Class B	39,700	1,445
Total		**61,278**
Consumer Staples (8.8%)		
Altria Group, Inc.	149,300	9,123
Anheuser-Busch Companies, Inc.	60,100	3,049
Avon Products, Inc.	98,900	3,827
The Gillette Co.	57,500	2,575
PepsiCo, Inc.	106,400	5,554
The Procter & Gamble Co.	138,400	7,623
Wal-Mart Stores, Inc.	123,000	6,497
Walgreen Co.	87,000	3,338
Total		**41,586**
Energy (8.8%)		
BP PLC, ADR	40,800	2,383
ConocoPhillips	80,244	6,968
Devon Energy Corp.	56,200	2,187
EOG Resources, Inc.	69,300	4,945
Exxon Mobil Corp.	246,400	12,631
Halliburton Co.	120,900	4,744
*Noble Corp.	47,500	2,363
Schlumberger, Ltd.	44,100	2,952
Valero Energy Corp.	47,800	2,170
Total		**41,343**
Financials (16.4%)		
American Express Co.	60,200	3,393
American International Group, Inc.	89,300	5,864
Bank of America Corp.	148,900	6,997
Capital One Financial Corp.	36,300	3,057
The Chubb Corp.	29,200	2,245
CIT Group, Inc.	56,200	2,575
Citigroup, Inc.	116,000	5,589
Countrywide Financial Corp.	52,400	1,939
Freddie Mac	32,000	2,358
The Goldman Sachs Group, Inc.	40,000	4,162
J.P. Morgan Chase & Co.	115,896	4,521

Common Stocks (98.2%)	Shares/ $ Par	Value $ (000's)
Financials continued		
Legg Mason, Inc.	36,100	2,645
Lehman Brothers Holdings, Inc.	46,100	4,033
Morgan Stanley	62,800	3,487
Prudential Financial, Inc.	110,000	6,046
U.S. Bancorp	197,300	6,179
Wachovia Corp.	68,900	3,624
Wells Fargo & Co.	129,600	8,054
Total		**76,768**
Health Care (11.5%)		
Abbott Laboratories	93,900	4,380
*Amgen, Inc.	69,100	4,433
*Boston Scientific Corp.	96,200	3,420
*Caremark Rx, Inc.	107,300	4,231
Eli Lilly and Co.	62,800	3,564
*Fisher Scientific International, Inc.	36,700	2,289
*Genentech, Inc.	46,600	2,537
Guidant Corp.	15,200	1,096
Johnson & Johnson	142,900	9,063
Medtronic, Inc.	90,900	4,515
Pfizer, Inc.	144,512	3,886
*St. Jude Medical, Inc.	75,800	3,178
Teva Pharmaceutical Industries, Ltd., ADR	88,900	2,655
UnitedHealth Group, Inc.	26,400	2,324
*Zimmer Holdings, Inc.	28,000	2,243
Total		**53,814**
Industrials (10.9%)		
3M Co.	73,000	5,991
Canadian National Railway Co.	90,000	5,513
FedEx Corp.	50,600	4,984
General Electric Co.	480,100	17,524
Honeywell International, Inc.	89,790	3,179
Tyco International, Ltd.	137,500	4,914
United Technologies Corp.	55,000	5,684
Waste Management, Inc.	121,000	3,623
Total		**51,412**
Information Technology (16.0%)		
*Accenture Ltd. — Class A	122,400	3,305
*Affiliated Computer Services, Inc. — Class A	42,500	2,558
Analog Devices, Inc.	71,600	2,643
*ASML Holding N.V.	133,700	2,127
*Broadcom Corp. — Class A	77,200	2,492
*Cisco Systems, Inc.	435,700	8,409
*Dell, Inc.	151,000	6,363
First Data Corp.	133,700	5,688
*Google, Inc. — Class A	9,000	1,738
Intel Corp.	254,600	5,955
International Business Machines Corp.	47,100	4,643
*Lexmark International, Inc. — Class A	48,300	4,106
Microsoft Corp.	474,400	12,670
National Semiconductor Corp.	99,800	1,791

Common Stocks (98.2%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
SAP AG, ADR	88,500	3,913
*Symantec Corp.	68,200	1,757
*VeriSign, Inc.	90,000	3,017
*Yahoo!, Inc.	56,700	2,136
Total		75,311
Materials (5.6%)		
Alcoa, Inc.	94,000	2,953
The Dow Chemical Co.	80,200	3,971
Monsanto Co.	100,800	5,599
Newmont Mining Corp.	47,700	2,118
PPG Industries, Inc.	36,000	2,454
Praxair, Inc.	86,300	3,810
Temple-Inland, Inc.	46,900	3,208
Weyerhaeuser Co.	31,800	2,138
Total		26,251
Other Holdings (0.9%)		
iShares DJ Select Dividend Index Fund	36,200	2,221
*iShares Nasdaq Biotechnology Index Fund	25,000	1,885
Total		4,106
Telecommunication Services (3.5%)		
*Nextel Communications, Inc. — Class A	131,500	3,945
SBC Communications, Inc.	114,000	2,938
Sprint Corp.	98,600	2,450
Verizon Communications, Inc.	108,348	4,389
Vodafone Group PLC, ADR	93,500	2,560
Total		16,282
Utilities (2.8%)		
DTE Energy Co.	50,100	2,161
Duke Energy Corp.	118,800	3,009
Edison International	70,501	2,258
*PG&E Corp.	178,600	5,944
Total		13,372
Total Common Stocks (Cost: $393,979)		461,523

Money Market Investments (1.7%)	Shares/ $ Par	Value $ (000's)
Federal Government & Agencies (0.1%)		
Federal Home Loan Mortgage Corp., 2.42%, 3/22/05	500,000	497
Total		**497**
Short Term Business Credit (1.6%)		
(b)CXC Inc., 2.20%, 1/3/05	7,600,000	7,600
Total		**7,600**
Total Money Market Investments (Cost: $8,096)		**8,097**
Total Investments (99.9%) (Cost $402,075)(a)		**469,620**
Other Assets, Less Liabilities (0.1%)		**315**
Total Net Assets (100.0%)		**469,935**

* Non-Income Producing

ADR — American Depository Receipt

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes (in thousands) was $403,298 and the net unrealized appreciation of investments based on that cost was $66,322 which is comprised of $85,822 aggregate gross unrealized appreciation and $19,500 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when-issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
S&P 500 Index Futures (Total Notional Value at December 31, 2004, $4,131)	14	3/05	$117

The Accompanying Notes are an Integral Part of the Financial Statements

Capital Guardian Domestic Equity Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital and income	Invest in larger American companies that exhibit value characteristics relative to S&P 500 Index.	$212 million

The Capital Guardian Domestic Equity Portfolio seeks long-term growth of capital and income. The Portfolio seeks to meet this objective primarily by investing in equity securities of U.S. issuers and securities whose principal markets are in the U.S., including American Depository Receipts (ADRs) and other U.S. registered securities. The companies in which the Portfolio invests will generally have a market capitalization of $1 billion dollars or more at the time of purchase. In selecting securities for purchase or sale, the Portfolio's investment adviser attempts to keep the Portfolio's assets invested in securities that exhibit one or more value characteristics relative to the market norms reflected in the S&P 500 Index. These value characteristics include below market price to earnings ratios, below market price to book ratios, and dividend yields that are equal to or above the market norms.

For the year ended December 31, 2004, the Capital Guardian Domestic Equity Portfolio returned 16.85%, outperforming the S&P 500 Index, which had a return of 10.88%, by nearly six percentage points. (This Index is unmanaged, cannot be invested in directly and does not include administrative expenses or sales charges.) The average return for the Portfolio's peer group, Multi-Cap Value Funds, was 14.62%, according to Lipper Analytical Services, Inc. ("Lipper"), an independent mutual fund ranking agency.

Following a spectacular year for stocks in 2003, the U.S. stock market experienced very nice gains again for the year ended December 31, 2004. The S&P 500 Index posted a gain of 10.88%. The higher risk segments of the market posted even larger gains: the S&P SmallCap 600 Index gained 22.65% and the S&P MidCap 400 Index gained 16.49% for the year. The majority of the gains in 2004, however, came in the fourth quarter alone. Earlier in the year the stock market languished, as a number of economic concerns dampened investors' spirits. A combination of rising oil prices, a weakening dollar, rising interest rates, the Iraqi war, and the upcoming presidential election put a drag on the economy and the market. But in the fourth quarter, especially following the November elections, the market experienced a dramatic turnaround. A significant drop in oil prices beginning in October also served as a catalyst for the change, and the gains made during the fourth quarter accounted for most of the gain for the year. The fourth quarter alone accounted for 9.23% of the S&P 500 Index's 2004 annual gain of 10.88%.

The Portfolio's strong performance in 2004 can be attributed to a combination of sector weighting decisions and individual stock selection. Overweight positions in the Energy and Telecommunication Services sectors added performance for the year as those sectors enjoyed very nice returns. The Energy sector, aided by rising oil prices through much of the year, was the best performing sector in the S&P 500 Index in 2004. Underweight positions in Information Technology and Health Care also helped performance. The Health Care sector, which was hurt by negative news on a number of prescription drugs, was the worst performing sector for 2004.

Individual stock selection was also key to performance. Five of the Portfolio's top ten holdings were among the top ten contributors to performance in 2004, including SLM Corp. (financial services), Altria Group Inc. (consumer products), General Electric Co. (diversified industrial corp.), Hartford Financial Services (diversified insurance co.) and General Growth Properties (real estate investment trust). Individual securities in the Energy and Telecommunication Services sectors that added value included Transocean Inc. (oil and gas well drilling) and Sprint FON Group (long-distance, local and wireless communications). Both posted impressive gains for the year. Although being underweight in the Information Technology and Health Care sectors helped the Portfolio's performance overall, a number of stocks in those sectors performed well. Advanced Micro Devices Inc. (semiconductor manufacturer), Sabre Holdings Corp. (proprietary computer reservation system), Sun Microsystems Inc. (network computer products and services), Fairchild Semiconductor International (designs and develops semiconductors), WellPoint Inc. (health benefits company), Becton Dickinson Co. (health care supplies and systems), Cigna Corp. (insurance and financial services), and Lincare Holdings Inc. (provides in-home respiratory therapy services) were all good performers.

Key sector detractors to the Portfolio's performance in 2004 included an underweight position in Consumer Discretionary stocks, as well as individual Health Care holdings Merck & Co. Inc., Pfizer Inc., Eli Lilly & Co., and AstraZeneca Group PLC. Technology stocks Cadence Design Systems, Avnet Inc., Hewlett-Packard Co. and MicronTechnology, Inc. also had poor performance in 2004.

Capital Guardian Domestic Equity Portfolio

Relative Performance


$13,000
$12,000
$11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
12/03
12/04
Capital Guardian Domestic Equity Portfolio
S&P 500 Index

Top 10 Equity Holdings 12/31/04

Company	% of Total Net Assets
JPMorgan Chase & Co.	3.7%
SLM Corp.	2.9%
Kraft Foods, Inc. - Class A	2.7%
Wells Fargo & Co.	2.7%
Altria Group, Inc.	2.7%
General Electric Co.	2.6%
Verizon Communications, Inc.	2.4%
The Hartford Financial Services Group, Inc.	2.3%
E. I. du Pont de Nemours and Co.	2.3%
General Growth Properties, Inc.	2.3%

Average Annual Total Return
For Periods Ended December 31, 2004

	1 Year	Since Inception*
Capital Guardian Domestic Equity Portfolio	16.85%	5.73%
S&P 500 Index	10.88%	1.72%
Multi Cap Value Funds Lipper Average	14.62%	–

*inception date of 7/31/01

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. As of December 31, 2004, the 500 companies in the composite had a median market capitalization of $10.6 billion and a total market value of $11.2 trillion. The S&P 500 represents approximately 60.2% of the market value of the Compustat's database of about 9,381 equities. The index cannot be invested in directly and does not include sales charges.

The Lipper Variable Insurance Products (VIP) Multi Cap Value Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest in a variety of market capitalization ranges without concentrating 75% of their equity assets in any one market capitalization range over an extended period of time. Multi-cap funds typically have between 25% to 75% of their assets invested in companies with market capitalizations (on a three-year weighted basis) above 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Multi-cap value funds typically have a below-average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P SuperComposite 1500 Index. Source: Lipper, Inc.

Sector Allocation 12/31/04


Utilities 5%
Short-Term Investments 6%
Telecommunication Services 7%
Materials 7%
Health Care 8%
Information Technology 9%
Energy 10%
Industrials 12%
Consumer 14%
Financials 22%

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,114.10	$3.28
Hypothetical (5% return before expenses)	$1,000.00	$1,021.73	$3.14

* *Expenses are equal to the Fund's annualized expense ratio of 0.62%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2004

Common Stocks (93.7%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (2.8%)		
*AutoNation, Inc.	60,100	1,155
Mattel, Inc.	54,200	1,056
McDonald's Corp.	22,000	705
OfficeMax, Inc.	19,700	618
Starwood Hotels & Resorts Worldwide, Inc.	24,900	1,455
*Time Warner, Inc.	45,700	888
Total		**5,877**
Consumer Staples (11.3%)		
Altria Group, Inc.	92,400	5,646
Anheuser-Busch Companies, Inc.	51,800	2,628
Campbell Soup Co.	105,100	3,141
Colgate-Palmolive Co.	23,700	1,212
General Mills, Inc.	22,800	1,133
Kimberly-Clark Corp.	30,300	1,994
Kraft Foods, Inc. — Class A	163,500	5,823
Unilever NV	36,800	2,455
Total		**24,032**
Energy (10.3%)		
ChevronTexaco Corp.	9,800	515
Exxon Mobil Corp.	39,300	2,015
Kinder Morgan, Inc.	46,200	3,379
Royal Dutch Petroleum Co.	80,100	4,595
Shell Transport & Trading Co. ADR	65,800	3,382
*Transocean, Inc.	63,200	2,679
Unocal Corp.	85,800	3,710
*Weatherford International, Ltd.	31,700	1,626
Total		**21,901**
Financials (21.6%)		
American International Group, Inc.	38,000	2,495
*AmeriCredit Corp.	82,100	2,007
Assurant, Inc.	9,900	302
The Chubb Corp.	5,300	408
Everest Re Group, Ltd.	20,900	1,872
Fannie Mae	23,100	1,645
General Growth Properties, Inc.	133,320	4,821
The Goldman Sachs Group, Inc.	6,800	707
The Hartford Financial Services Group, Inc.	70,800	4,907
J.P. Morgan Chase & Co.	201,988	7,879
Marsh & McLennan Companies, Inc.	52,200	1,717
The PMI Group, Inc.	41,000	1,712
SLM Corp.	114,100	6,092
The St. Paul Travelers Companies, Inc.	15,823	587
Washington Mutual, Inc.	49,700	2,101
Wells Fargo & Co.	92,800	5,768
XL Capital, Ltd. — Class A	8,400	652
Total		**45,672**

Common Stocks (93.7%)	Shares/ $ Par	Value $ (000's)
Health Care (7.8%)		
AstraZeneca PLC ADR	54,400	1,980
Eli Lilly and Co.	37,800	2,145
*Lincare Holdings, Inc.	30,500	1,301
*Medco Health Solutions, Inc.	43,200	1,797
Merck & Co., Inc.	57,500	1,848
*PacifiCare Health Systems, Inc.	4,800	271
Pfizer, Inc.	45,100	1,213
*Triad Hospitals, Inc.	40,200	1,496
*WellPoint, Inc.	39,400	4,531
Total		**16,582**
Industrials (12.1%)		
Canadian National Railway Co.	6,750	413
Cooper Industries, Ltd. — Class A	35,300	2,397
Emerson Electric Co.	13,400	939
General Electric Co.	153,300	5,596
Hubbell, Inc. — Class B	22,600	1,182
Ingersoll-Rand Co. — Class A	34,700	2,786
*Navistar International Corp.	12,100	532
Northrop Grumman Corp.	8,700	473
Raytheon Co.	14,700	571
Siemens AG ADR	11,400	965
Tyco International, Ltd.	63,100	2,255
Union Pacific Corp.	50,900	3,423
United Technologies Corp.	38,900	4,021
Total		**25,553**
Information Technology (9.1%)		
*Advanced Micro Devices, Inc.	93,700	2,063
*Affiliated Computer Services, Inc. — Class A	17,100	1,029
*Avnet, Inc.	95,400	1,740
*Cadence Design Systems, Inc.	104,200	1,439
*Fairchild Semiconductor International, Inc.	124,000	2,016
*Flextronics International, Ltd.	267,700	3,700
*Freescale Semiconductor, Inc. — Class A	157,800	2,812
*Micron Technology, Inc.	224,300	2,770
*Polycom, Inc.	12,300	287
*Teradyne, Inc.	82,700	1,412
Total		**19,268**
Materials (7.1%)		
Air Products and Chemicals, Inc.	67,700	3,925
Alcoa, Inc.	26,600	836
The Dow Chemical Co.	57,100	2,827
E. I. du Pont de Nemours and Co.	99,700	4,890
International Paper Co.	62,200	2,612
Total		**15,090**
Telecommunication Services (6.7%)		
BellSouth Corp.	59,500	1,654
SBC Communications, Inc.	109,500	2,822
Sprint Corp.	188,100	4,674
Verizon Communications, Inc.	123,500	5,003
Total		**14,153**

Common Stocks (93.7%)	Shares/ $ Par	Value $ (000's)
Utilities (4.9%)		
Duke Energy Corp.	137,600	3,485
Equitable Resources, Inc.	55,600	3,373
NiSource, Inc.	63,300	1,442
Pinnacle West Capital Corp.	47,300	2,101
Total		**10,401**
Total Common Stocks (Cost: $165,951)		**198,529**
Money Market Investments (6.1%)		
Federal Government & Agencies (6.1%)		
Federal Home Loan Bank, 2.10%, 1/18/05	13,000,000	12,987
Total Money Market Investments (Cost: $12,987)		**12,987**
Total Investments (99.8%) (Cost $178,938)(a)		**211,516**
Other Assets, Less Liabilities (0.2%)		**461**
Total Net Assets (100.0%)		**211,977**

* Non-Income Producing

ADR — American Depository Receipt

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes (in thousands) was $178,973 and the net unrealized appreciation of investments based on that cost was $32,543 which is comprised of $34,634 aggregate gross unrealized appreciation and $2,091 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

T. Rowe Price Equity Income Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital and income.	Invest in the equity securities of established companies.	$90 million

The objective of the T. Rowe Price Equity Income Portfolio is long-term growth of capital and income. Management seeks to achieve this objective mainly through investment in the stocks of well-established companies paying above-average dividends. A value approach is used in selecting investments, with an effort made to identify companies that appear to be undervalued by various measures but have good prospects for capital appreciation and dividend growth. Management looks for characteristics such as an established operating history, above-average dividend yield, a low price/earnings ratio, sound financial condition, and a low stock price relative to a company's underlying value.

U.S. stocks posted their second consecutive year of gains for the first time since 1998-99. Value shares outstripped growth by an impressive margin in 2004, while small- and mid-cap stocks outpaced large-company shares. The widely followed Dow Jones Industrial Average registered the smallest gain, while the broader market indices, including the S&P 500 Index and Nasdaq Composite, were stronger.

The Federal Open Market Committee's (FOMC) five rate increases in 2004, which lifted the fed fund's rate target from 1.00% to 2.25%, failed to dampen the economic boost provided by firm stock prices, low long-term interest rates, tight yields among bonds of various qualities, and a falling dollar. Consumer and housing demand continue to draw support from job gains, income growth, and low interest rates. Resilient profit margins, steady cash flow, and rising utilization rates underpin capital expenditures.

While employment gains have been somewhat choppy, we believe they are strong enough to gradually reduce the unemployment rate over time. An upturn in the growth of labor costs and higher import prices, driven by a weak dollar, are generating a cyclical rise in inflation. That said, inflation remains relatively low in historical terms, allowing the FOMC to continue to tighten monetary policy gradually in coming months.

The past year ended on a positive note as consumer confidence recovered to the level attained in mid-summer. The weakness in recent months was most likely related to uncertainty about employment prospects, spiking oil prices, and uneasiness surrounding the election — concerns that moderated during the final weeks of the year. We anticipate continuing economic growth in 2005.

The T. Rowe Price Equity Income Portfolio posted strong absolute results and significantly outpaced the S&P 500 Stock Index for the twelve-month period due to several factors, including a significant underweight in information technology (IT) and strong stock selection plus an underweight in health care. Due to concerns about tech companies' ability to meet second-half earnings projections, IT traded significantly lower in the third quarter and was one of the worst-performing S&P 500 sectors during 2004.

Health care badly lagged the market as pharmaceutical stocks were impaired by limited growth prospects, generic competitive pressures, and more recently by Merck's problems with Vioxx and Pfizer's with Celebrex. Within the sector, health care insurer CIGNA boosted relative results because of an improvement in the firm's fundamentals and stronger-than-anticipated performance in its health care business. Cardinal Health, a new portfolio position, rebounded following a series of negative events that drove the stock down in the second and third quarters.

Energy was the best-performing sector in the Index in 2004, thanks to rising energy prices and improved investor sentiment, and an overweight position benefited relative performance. In addition, strong stock selection in the utilities sector enhanced our return versus the benchmark. TXU benefited from a new management team and the sale of non-core assets to improve the company's balance sheet. On a negative note, stock selection in the consumer discretionary sector detracted slightly as New York Times, Dow Jones, and Knight-Ridder were hurt by sluggish advertising trends.

We are cautious heading into 2005. The market is fairly valued and the corporate profit outlook appears to be moderating; earnings have reached record levels over the past year, and profit growth will likely be pressured by relatively high energy prices and higher short-term interest rates. Additionally, the trade and budget deficits, along with the ongoing war in Iraq, could make for a tougher environment. Nevertheless, despite these headwinds, we continue to view the economic environment as favorable; corporate balance sheets appear strong with healthy levels of cash, and value stocks should benefit from favorable tax treatments for dividends and capital gains.

Relative Performance


$14,500
$14,000
$13,500
$13,000
12,500
12,000
11,500
11,000
10,500
10,000
5/03
12/03
12/04

T. Rowe Price Equity Income Portfolio
S&P 500 Index

Average Annual Total Return For Periods Ended December 31, 2004	1 Year	Since Inception*
T. Rowe Price Equity Income Portfolio	15.16%	23.59%
S&P 500 Index	10.88%	13.97%
Equity Income Funds Lipper Average	13.64%	–

*inception date of 5/1/03

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 5/1/03 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. As of December 31, 2004, the 500 companies in the composite had a median market capitalization of $10.6 billion and a total market value of $11.2 trillion. The S&P 500 represents approximately 60.2% of the market value of the Compustat's database of about 9,381 equities. The index cannot be invested in directly and does not include sales charges.

The Lipper Variable Insurance Products (VIP) Equity Income Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing primarily in dividend-paying equity securities. These funds' gross or net yield must be at least 125% of the average gross or net yield of the U.S. diversified equity fund universe. Source: Lipper, Inc.

Top 10 Equity Holdings 12/31/04

Company	% of Total Net Assets
General Electric Co.	2.0%
JPMorgan Chase & Co.	1.9%
Exxon Mobil Corp.	1.8%
ChevronTexaco Corp.	1.7%
Marsh & Mclennan Companies, Inc.	1.6%
Viacom, Inc. - Class B	1.6%
Merck & Co., Inc.	1.6%
Royal Dutch Petroleum Co.	1.4%
Honeywell International, Inc.	1.4%
Bank of America Corp.	1.4%

Sector Allocation 12/31/04


Short-Term Investments
5%
Utilities
5%
Information Technology
5%
Telecommunication Services
6%
Materials
6%
Consumer Staples
8%
Health Care
9%
Energy
9%
Industrials
12%
Consumer Discretionary
17%
Financials
18%

Sector Allocation is based on Net Assets.
Sector Allocation and Top 10 Holdings are subject to change.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,101.81	$3.49
Hypothetical (5% return before expenses)	$1,000.00	$1,021.51	$3.36

* *Expenses are equal to the Fund's annualized expense ratio of 0.66%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2004

Common Stocks (94.6%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (17.0%)		
*Comcast Corp. — Class A	36,500	1,215
Dow Jones & Co., Inc.	21,500	926
Eastman Kodak Co.	26,400	851
Fortune Brands, Inc.	8,900	687
Genuine Parts Co.	17,000	749
Hilton Hotels Corp.	24,800	564
The Home Depot, Inc.	16,400	701
Knight-Ridder, Inc.	7,100	475
Mattel, Inc.	50,000	975
The May Department Stores Co.	14,200	417
McDonald's Corp.	19,300	619
The New York Times Co. — Class A	29,200	1,191
Newell Rubbermaid, Inc.	37,400	905
Sony Corp.	11,000	429
Starwood Hotels & Resorts Worldwide, Inc.	8,400	491
*Time Warner, Inc.	60,300	1,172
Viacom, Inc. — Class B	38,900	1,415
The Walt Disney Co.	34,100	948
Whirlpool Corp.	7,600	526
Total		**15,256**
Consumer Staples (7.5%)		
Altria Group, Inc.	7,200	440
Campbell Soup Co.	24,900	744
The Clorox Co.	6,000	354
The Coca-Cola Co.	29,200	1,216
Coca-Cola Enterprises, Inc.	1,200	25
Colgate-Palmolive Co.	21,000	1,074
ConAgra Foods, Inc.	11,600	342
General Mills, Inc.	15,200	756
Kimberly-Clark Corp.	10,700	704
Unilever NV	7,200	480
UST, Inc.	12,000	577
Total		**6,712**
Energy (9.0%)		
Amerada Hess Corp.	11,400	939
Anadarko Petroleum Corp.	10,100	655
Baker Hughes, Inc.	4,900	209
BP PLC, ADR	15,000	876
ChevronTexaco Corp.	29,900	1,570
Exxon Mobil Corp.	31,100	1,593
Royal Dutch Petroleum Co.	22,600	1,297
Schlumberger, Ltd.	5,900	395
Unocal Corp.	11,600	502
Total		**8,036**
Financials (18.2%)		
American Express Co.	12,100	682
AmSouth Bancorporation	2,100	54
Bank of America Corp.	26,300	1,236
Bank of Ireland ADR	6,200	414
The Charles Schwab Corp.	78,500	939

Common Stocks (94.6%)	Shares/ $ Par	Value $ (000's)
Financials continued		
The Chubb Corp.	7,600	584
Citigroup, Inc.	11,400	549
Fannie Mae	8,500	605
J.P. Morgan Chase & Co.	43,688	1,704
Janus Capital Group, Inc.	10,500	177
Lincoln National Corp.	16,276	760
Marsh & McLennan Companies, Inc.	45,000	1,481
Mellon Financial Corp.	26,700	831
Mercantile Bankshares Corp.	6,500	339
Morgan Stanley	17,300	960
National City Corp.	9,900	372
Northern Trust Corp.	6,100	296
SAFECO Corp.	14,600	763
Simon Property Group, Inc.	7,300	472
The St. Paul Travelers Companies, Inc.	19,827	735
SunTrust Banks, Inc.	11,200	827
UnumProvident Corp.	35,600	639
Wells Fargo & Co.	6,800	423
Wilmington Trust Corp.	4,500	163
XL Capital, Ltd. — Class A	4,700	365
Total		**16,370**
Health Care (9.3%)		
Abbott Laboratories	15,100	704
Baxter International, Inc.	20,600	712
Bristol-Myers Squibb Co.	44,800	1,148
Cardinal Health, Inc.	9,800	570
*Chiron Corp.	900	30
CIGNA Corp.	3,200	261
Johnson & Johnson	18,800	1,192
*MedImmune, Inc.	24,000	651
Merck & Co., Inc.	43,400	1,395
Schering-Plough Corp.	31,700	662
Wyeth	24,400	1,039
Total		**8,364**
Industrials (12.0%)		
Cendant Corp.	19,500	456
Cooper Industries, Ltd. — Class A	10,900	740
*The Dun & Bradstreet Corp.	600	36
Emerson Electric Co.	5,300	372
General Electric Co.	49,900	1,821
Honeywell International, Inc.	35,900	1,271
Lockheed Martin Corp.	14,600	811
Norfolk Southern Corp.	16,800	608
Pall Corp.	22,700	657
Raytheon Co.	20,700	804
Rockwell Automation, Inc.	10,200	505
Rockwell Collins, Inc.	19,800	781
Union Pacific Corp.	17,500	1,177
Waste Management, Inc.	25,400	760
Total		**10,799**

Common Stocks (94.6%)	Shares/ $ Par	Value $ (000's)
Information Technology (4.7%)		
*Agilent Technologies, Inc.	1,100	27
*Freescale Semiconductor Inc. — Class B	2,350	43
Hewlett-Packard Co.	36,600	768
Intel Corp.	15,700	367
*Lucent Technologies, Inc.	47,400	178
Microsoft Corp.	30,500	815
Motorola, Inc.	38,500	662
Nokia Corp., ADR	38,000	595
Texas Instruments, Inc.	31,700	780
Total		4,235
Materials (6.3%)		
Alcoa, Inc.	17,100	537
The Dow Chemical Co.	17,200	853
E. I. du Pont de Nemours and Co.	15,100	741
Great Lakes Chemical Corp.	12,400	353
*Hercules, Inc.	20,500	304
International Flavors & Fragrances, Inc.	10,300	441
International Paper Co.	25,500	1,072
MeadWestvaco Corp.	15,800	535
Nucor Corp.	6,600	345
Vulcan Materials Co.	9,000	491
Total		5,672
Telecommunication Services (5.9%)		
ALLTEL Corp.	13,700	805
AT&T Corp.	31,900	608
*Qwest Communications International, Inc.	155,500	690
SBC Communications, Inc.	31,800	819
Sprint Corp.	42,700	1,062
Telus Corp.	9,700	280
Verizon Communications, Inc.	25,400	1,029
Total		5,293
Utilities (4.7%)		
Constellation Energy Group, Inc.	14,600	638
Duke Energy Corp.	35,300	894
FirstEnergy Corp.	12,100	478
NiSource, Inc.	40,200	916
Progress Energy, Inc.	6,900	312
TECO Energy, Inc.	11,700	179
TXU Corp.	4,800	310
Xcel Energy, Inc.	25,700	468
Total		4,195
Total Common Stocks (Cost: $71,769)		84,932

Convertible Corporate Debt (0.2%)	Shares/ $ Par	Value $ (000's)
Information Technology (0.2%)		
Lucent Technologies, 8.00%, 8/1/31	165,000	184
Total Convertible Corporate Debt (Cost: $158)		**184**
Preferred Stocks (0.3%)		
Consumer Discretionary (0.1%)		
Ford Motor Co., Capital Trust II	1,400	74
Total		**74**
Financials (0.2%)		
Unumprovident Corp.	5,900	179
Total		**179**
Total Preferred Stocks (Cost: $208)		**253**
Money Market Investments (5.3%)		
Other Holdings (5.3%)		
Reserve Investment Fund	4,777,882	4,778
Total Money Market Investments (Cost: $4,778)		**4,778**
Total Investments (100.4%) (Cost $76,913)(a)		**90,147**
Other Assets, Less Liabilities (-0.4%)		**(400)**
Total Net Assets (100.0%)		**89,747**

* Non-Income Producing

ADR — American Depository Receipt

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes was $76,918 and the net unrealized appreciation of investments based on that cost was $13,229 which is comprised of $14,093 aggregate gross unrealized appreciation and $864 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

Index 500 Stock Portfolio

Objective:
Long-term capital appreciation through cost-effective participation in broad market performance

Portfolio Strategy:
Invest in a portfolio designed to approximate the composition and returns of the S&P 500 Index.

Net Assets:
$1.9 billion

The Index 500 Stock Portfolio seeks investment results that approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. The S&P 500® Index is composed of 500 common stocks representing approximately three-fourths of the total market value of all publicly traded common stocks in the U.S. The Portfolio's strategy is to capture broad market performance by investing in a portfolio modeled after a broadly based stock index. The Portfolio invests in stocks included in the S&P 500 Index in proportion to their weightings in the Index, and may buy or sell securities after announced changes in the Index but before or after the effective date of the changes to attempt to achieve higher correlation with the Index. The Index 500 Stock Portfolio is not managed in the traditional sense using economic, financial and market analysis. A computer program is used to determine which stocks are to be purchased or sold to achieve the Portfolio's objective. Therefore, the Portfolio remains neutral relative to the benchmarks in terms of economic sectors, market capitalization, and the growth and value styles of investing. The Portfolio will, to the extent feasible, remain fully invested, and may purchase Index futures contracts in amounts approximating the cash held in the Index.

For the year ended December 31, 2004, the Portfolio had a total return of 10.70%, slightly lagging the S&P 500 Index, which returned 10.88%. (This Index is unmanaged, cannot be invested in directly and does not include administrative expenses or sales charges.) Portfolio performance slightly lagged the S&P 500 Index due to transaction costs, administrative expenses, cash flow effects and holdings of stock index futures contracts. The average return for the Portfolio's peer group, S&P Index 500 Objective Funds, was 10.35% for the twelve months ended December 31, 2004, according to Lipper Analytical Services, Inc. ("Lipper"), an independent mutual fund ranking agency.

Following a spectacular year for stocks in 2003, the U.S. stock market experienced very nice gains again for the year ended December 31, 2004. The S&P 500 Index posted a gain of 10.88%. The higher risk segments of the market posted even larger gains: the S&P SmallCap 600 Index gained 22.65% and the S&P MidCap 400 Index gained 16.49% for the year. The majority of the gains in 2004, however, came in the fourth quarter alone. Earlier in the year the stock market languished, as a number of economic concerns dampened investors' spirits. A combination of rising oil prices, a weakening dollar, rising interest rates, the Iraqi war, and the upcoming presidential election put a drag on the economy and the market. But in the fourth quarter, especially following the November elections, the market experienced a dramatic turnaround. A significant drop in oil prices beginning in October also served as a catalyst for the change, and the gains made during the fourth quarter accounted for most of the gain for the year. The fourth quarter alone accounted for 9.23% of the S&P 500 Index's 2004 annual gain of 10.79%.

For 2004, all ten of the sectors within the S&P 500 Index had positive returns. The strongest sectors were Energy (up 28.77%), Utilities (up 19.60%), Telecommunications (up 15.98%), and Industrials (up 15.95%). Energy stocks enjoyed the best gains as oil prices rose dramatically throughout most of the year before backing off in the fourth quarter. Other sectors that performed well included Consumer Discretionary (up 12.15%), Materials (up 10.88%), and Financials (up 8.23%). Although still positive, the remaining sectors had smaller gains: Consumer Staples (up 6.04%), Information Technology (up 2.13%), and Health Care (up 0.24%). The worst performing sector — Health Care — was adversely affected during the year by negative news on a number of prescription drugs.

The Fund seeks to track the performance and weightings of stocks in the S&P 500 Index. Accordingly, changes are made to the Fund's holding as the Index changes. Such changes occur as companies go public or private, merge, divest or have major changes in market capitalization. Additionally, Standard & Poor's adjusts the Index to better reflect the companies that are most representative of the composition of the U.S. economy. During 2004, there were 20 companies added to the Index. Those added during the fourth quarter were XTO Energy, Compass Bancshares, Archstone-Smith Trust, News Corp., Freescale Semiconductor Inc., L-3 Communications Holdings, Laboratory Corp of America Holdings and CIT Group. There were 20 companies eliminated from the Index during the year. During the fourth quarter the stocks eliminated were PeopleSoft Inc., Worthington Industries, Crane Co., Deluxe Corp., Winn-Dixie, WellPoint Health Networks, South Trust Corp., and AT&T Wireless.

Relative Performance


$50,000
40,000
30,000
20,000
10,000
12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03 12/04
Index 500 Stock Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2004

	1 Year	5 Years	10 Years
Index 500 Stock Portfolio	10.70%	-2.28%	12.02%
S&P 500 Index	10.88%	-2.30%	12.07%
S&P 500 Index Objective Funds Lipper Average	10.35%	-2.64%	11.69%

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 12/31/94. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. As of December 31, 2004, the 500 companies in the composite had a median market capitalization of $10.6 billion and a total market value of $11.2 trillion. The S&P 500 represents approximately 60.2% of the market value of the Compustat's database of about 9,381 equities. The index cannot be invested in directly and does not include sales charges.

The Lipper Variable Insurance Products (VIP) S&P 500 Index Objective Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that are passively managed and commit by prospectus language to replicate the performance of the S&P 500 Index, including reinvested dividends. In addition, S&P 500 Index funds have limited expenses (advisor fee no higher than 0.50%). Source: Lipper, Inc.

"Standard & Poor's®", "S&P®", "S&P MidCap 400 Index", "Standard & Poor's MidCap 400 Index", "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The funds are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the funds.

Top 10 Equity Holdings 12/31/04

Company	% of Total Net Assets
General Electric Co.	3.4%
Exxon Mobil Corp.	2.9%
Microsoft Corp.	2.5%
Citigroup, Inc.	2.2%
Wal-Mart Stores, Inc.	1.9%
Pfizer, Inc.	1.8%
Bank of America Corp.	1.7%
Johnson & Johnson	1.6%
American International Group, Inc.	1.5%
International Business Machines Corp.	1.4%

Sector Allocation 12/31/04


Utilities 3%
Short-term Investments 2%
Telecommunication Services 3%
Materials 3%
Financials 20%
Energy 7%
Consumer Staples 10%
Information Technology 16%
Industrials 12%
Consumer Discretionary 12%
Health Care 12%

Sector Allocation is based on equities.
Sector Allocation and Top 10 Holdings are subject to change.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,071.40	$1.05
Hypothetical (5% return before expenses)	$1,000.00	$1,023.81	$1.03

* *Expenses are equal to the Fund's annualized expense ratio of 0.20%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.

Schedule of Investments
December 31, 2004

Common Stocks (98.3%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (11.8%)		
*AutoNation, Inc.	43,900	843
*AutoZone, Inc.	13,225	1,208
*Bed Bath & Beyond, Inc.	49,900	1,988
Best Buy Co., Inc.	53,750	3,194
*Big Lots, Inc.	18,700	227
The Black & Decker Corp.	13,400	1,184
Brunswick Corp.	16,000	792
Carnival Corp.	105,009	6,052
Centex Corp.	20,600	1,227
Circuit City Stores, Inc.	32,400	507
Clear Channel Communications, Inc.	95,050	3,183
*Coach, Inc.	31,300	1,765
*Comcast Corp. — Class A	368,070	12,249
Cooper Tire & Rubber Co.	12,400	267
Dana Corp.	24,850	431
Darden Restaurants, Inc.	26,050	723
Delphi Automotive Systems Corp.	93,087	840
Dillard's, Inc. — Class A	13,664	367
Dollar General Corp.	54,348	1,129
Dow Jones & Co., Inc.	13,620	586
Eastman Kodak Co.	47,483	1,531
*eBay, Inc.	109,900	12,779
Family Dollar Stores, Inc.	27,800	868
Federated Department Stores, Inc.	28,051	1,621
Ford Motor Co.	303,394	4,442
Fortune Brands, Inc.	23,867	1,842
Gannett Co., Inc.	42,350	3,460
The Gap, Inc.	145,375	3,070
General Motors Corp.	93,627	3,751
Genuine Parts Co.	29,000	1,278
*The Goodyear Tire & Rubber Co.	29,100	427
Harley-Davidson, Inc.	48,700	2,959
Harrah's Entertainment, Inc.	18,550	1,241
Hasbro, Inc.	29,325	568
Hilton Hotels Corp.	64,050	1,456
The Home Depot, Inc.	364,094	15,561
International Game Technology	57,100	1,963
*The Interpublic Group of Companies, Inc.	70,100	939
J. C. Penney Co., Inc.	47,350	1,960
Johnson Controls, Inc.	31,600	2,005
Jones Apparel Group, Inc.	20,300	742
KB Home	7,700	804
Knight-Ridder, Inc.	12,750	853
*Kohl's Corp.	56,867	2,796
Leggett & Platt, Inc.	31,633	899
The Limited, Inc.	67,387	1,551
Liz Claiborne, Inc.	18,000	760
Lowe's Companies, Inc.	128,150	7,380
Marriott International, Inc. — Class A	37,100	2,337
Mattel, Inc.	68,788	1,341
The May Department Stores Co.	48,450	1,424
Maytag Corp.	13,133	277
McDonald's Corp.	208,478	6,684
Consumer Discretionary continued		
The McGraw-Hill Companies, Inc.	31,460	2,880
Meredith Corp.	8,300	450
The New York Times Co. — Class A	24,070	982
Newell Rubbermaid, Inc.	45,592	1,103
News Corp. — Class A	495,100	9,239
NIKE, Inc. — Class B	43,500	3,945
Nordstrom, Inc.	23,267	1,087
*Office Depot, Inc.	51,757	899
OfficeMax, Inc.	15,500	486
Omnicom Group, Inc.	30,900	2,605
Pulte Homes, Inc.	21,100	1,346
RadioShack Corp.	26,300	865
Reebok International, Ltd.	9,600	422
Sears, Roebuck & Co.	34,250	1,748
The Sherwin-Williams Co.	23,413	1,045
Snap-on, Inc.	9,517	327
The Stanley Works	13,650	669
Staples, Inc.	82,600	2,784
*Starbucks Corp.	66,350	4,138
Starwood Hotels & Resorts Worldwide, Inc.	34,400	2,009
Target Corp.	148,457	7,709
Tiffany & Co.	24,167	773
*Time Warner, Inc.	759,500	14,765
The TJX Companies, Inc.	79,900	2,008
*Toys R" Us, Inc.	35,650	730
Tribune Co.	52,636	2,218
*Univision Communications, Inc. — Class A	53,600	1,569
V. F. Corp.	18,457	1,022
Viacom, Inc. — Class B	282,748	10,289
Visteon Corp.	21,483	210
The Walt Disney Co.	338,757	9,417
Wendy's International, Inc.	18,850	740
Whirlpool Corp.	11,050	765
Yum! Brands, Inc.	48,580	2,292
Total		**223,867**
Consumer Staples (10.3%)		
Adolph Coors Co. — Class B	6,200	469
Alberto-Culver Co.	15,050	731
Albertson's, Inc.	61,054	1,458
Altria Group, Inc.	340,322	20,794
Anheuser-Busch Companies, Inc.	130,949	6,643
Archer-Daniels-Midland Co.	108,503	2,421
Avon Products, Inc.	78,400	3,034
Brown-Forman Corp. — Class B	20,218	984
Campbell Soup Co.	68,222	2,039
The Clorox Co.	25,250	1,488
The Coca-Cola Co.	401,175	16,701
Coca-Cola Enterprises, Inc.	77,800	1,622
Colgate-Palmolive Co.	87,922	4,498
ConAgra Foods, Inc.	85,267	2,511

Common Stocks (98.3%)	Shares/ $ Par	Value $ (000's)
Consumer Staples continued		
Costco Wholesale Corp.	77,764	3,765
CVS Corp.	66,367	2,991
General Mills, Inc.	60,367	3,001
The Gillette Co.	164,635	7,372
H.J. Heinz Co.	57,917	2,258
Hershey Foods Corp.	40,800	2,266
Kellogg Co.	68,457	3,057
Kimberly-Clark Corp.	80,856	5,321
*The Kroger Co.	122,505	2,149
McCormick & Co., Inc.	22,700	876
The Pepsi Bottling Group, Inc.	41,500	1,122
PepsiCo, Inc.	279,330	14,581
The Procter & Gamble Co.	420,610	23,167
Reynolds American, Inc.	24,500	1,926
*Safeway, Inc.	74,200	1,465
Sara Lee Corp.	130,135	3,141
SUPERVALU, Inc.	22,250	768
SYSCO Corp.	106,125	4,051
UST, Inc.	27,367	1,317
Wal-Mart Stores, Inc.	702,200	37,090
Walgreen Co.	169,446	6,502
Wm. Wrigley Jr. Co.	37,167	2,572
Total		**196,151**
Energy (7.0%)		
Amerada Hess Corp.	15,200	1,252
Anadarko Petroleum Corp.	40,962	2,655
Apache Corp.	54,146	2,738
Ashland, Inc.	11,800	689
Baker Hughes, Inc.	55,630	2,374
BJ Services Co.	26,800	1,247
Burlington Resources, Inc.	64,866	2,822
ChevronTexaco Corp.	351,314	18,447
ConocoPhillips	114,410	9,934
Devon Energy Corp.	80,600	3,137
El Paso Corp.	106,671	1,109
EOG Resources, Inc.	19,660	1,403
Exxon Mobil Corp.	1,069,656	54,830
Halliburton Co.	73,269	2,875
Kerr-McGee Corp.	25,105	1,451
Kinder Morgan, Inc.	20,567	1,504
Marathon Oil Corp.	57,509	2,163
*Nabors Industries, Ltd.	24,750	1,269
*Noble Corp.	22,450	1,117
Occidental Petroleum Corp.	65,420	3,818
*Rowan Companies, Inc.	17,750	460
Schlumberger, Ltd.	97,567	6,532
Sunoco, Inc.	12,150	993
*Transocean, Inc.	53,351	2,262
Unocal Corp.	43,667	1,888
Valero Energy Corp.	42,600	1,934
The Williams Companies, Inc.	92,300	1,504
Total		**132,407**
Financials (20.2%)		
ACE, Ltd.	47,100	2,014
AFLAC, Inc.	83,850	3,341
The Allstate Corp	113,728	5,882

Common Stocks (98.3%)	Shares/ $ Par	Value $ (000's)
Financials continued		
Ambac Financial Group, Inc.	18,000	1,478
American Express Co.	208,075	11,729
American International Group, Inc.	431,830	28,357
AmSouth Bancorporation	58,855	1,524
Aon Corp.	52,500	1,253
Apartment Investment and Management Co. — Class A	15,700	605
Archstone-Smith Trust	32,400	1,241
Bank of America Corp.	669,672	31,467
The Bank of New York Co., Inc.	128,853	4,306
BB&T Corp.	91,600	3,852
The Bear Stearns Companies, Inc.	17,095	1,749
Capital One Financial Corp.	40,200	3,385
The Charles Schwab Corp.	223,339	2,671
The Chubb Corp.	31,750	2,442
Cincinnati Financial Corp.	27,834	1,232
CIT Group, Inc.	34,800	1,595
Citigroup, Inc.	860,448	41,455
Comerica, Inc.	28,250	1,724
Compass Bancshares, Inc.	20,300	988
Countrywide Financial Corp.	96,200	3,560
*E*TRADE Group, Inc.	61,700	922
Equity Office Properties Trust	66,900	1,948
Equity Residential Properties Trust	46,900	1,697
Fannie Mae	160,448	11,426
Federated Investors, Inc. — Class B	17,800	541
Fifth Third Bancorp	93,034	4,399
First Horizon National Corp.	20,400	879
Franklin Resources, Inc.	41,350	2,880
Freddie Mac	114,286	8,423
Golden West Financial Corp.	50,800	3,120
The Goldman Sachs Group, Inc.	80,300	8,354
The Hartford Financial Services Group, Inc.	48,650	3,372
Huntington Bancshares, Inc.	38,342	950
J.P. Morgan Chase & Co.	590,697	23,042
Janus Capital Group, Inc.	39,129	658
Jefferson-Pilot Corp.	22,634	1,176
KeyCorp	67,375	2,284
Lehman Brothers Holdings, Inc.	44,622	3,904
Lincoln National Corp.	28,940	1,351
Loews Corp.	30,767	2,163
M&T Bank Corp.	19,300	2,081
Marsh & McLennan Companies, Inc.	87,380	2,875
Marshall & Ilsley Corp.	37,000	1,635
MBIA, Inc.	23,350	1,478
MBNA Corp.	211,815	5,971
Mellon Financial Corp.	70,268	2,186
Merrill Lynch & Co., Inc.	154,400	9,228
MetLife, Inc.	123,436	5,000
MGIC Investment Corp.	16,000	1,103
Moody's Corp.	24,475	2,126
Morgan Stanley	181,513	10,078
National City Corp.	112,297	4,217
North Fork Bancorporation, Inc.	78,050	2,252
Northern Trust Corp.	36,350	1,766
Plum Creek Timber Co., Inc. (REIT)	30,400	1,169

Index 500 Stock Portfolio

Common Stocks (98.3%)	Shares/ $ Par	Value $ (000's)
Financials continued		
The PNC Financial Services Group, Inc.	46,867	2,692
Principal Financial Group, Inc.	50,900	2,084
The Progressive Corp.	33,200	2,817
ProLogis	30,500	1,322
*Providian Financial Corp.	48,557	800
Prudential Financial, Inc.	85,100	4,677
Regions Financial Corp.	77,030	2,741
SAFECO Corp.	21,050	1,100
Simon Property Group, Inc.	36,700	2,373
SLM Corp.	71,242	3,804
Sovereign Bancorp, Inc.	57,200	1,290
The St. Paul Travelers Companies, Inc.	111,010	4,115
State Street Corp.	55,300	2,716
SunTrust Banks, Inc.	61,433	4,539
Synovus Financial Corp.	51,350	1,468
T. Rowe Price Group, Inc.	21,200	1,319
Torchmark Corp.	17,950	1,026
U.S. Bancorp	309,621	9,697
UnumProvident Corp.	49,131	881
Wachovia Corp.	265,857	13,984
Washington Mutual, Inc.	144,787	6,122
Wells Fargo & Co.	280,480	17,432
XL Capital, Ltd. — Class A	23,000	1,786
Zions Bancorporation	14,900	1,014
Total		**386,303**
Health Care (12.5%)		
Abbott Laboratories	258,250	12,047
Aetna, Inc.	24,477	3,054
Allergan, Inc.	21,767	1,765
AmerisourceBergen Corp.	17,400	1,021
*Amgen, Inc.	210,617	13,511
Applera Corp. — Applied Biosystems Group	32,533	680
Bausch & Lomb, Inc.	8,900	574
Baxter International, Inc.	102,200	3,530
Becton, Dickinson and Co.	41,950	2,383
*Biogen Idec, Inc.	55,290	3,683
Biomet, Inc.	41,945	1,820
*Boston Scientific Corp.	139,972	4,976
Bristol-Myers Squibb Co.	322,608	8,265
C. R. Bard, Inc.	17,400	1,113
Cardinal Health, Inc.	71,625	4,165
*Caremark Rx, Inc.	75,400	2,973
*Chiron Corp.	31,022	1,034
CIGNA Corp.	22,229	1,813
Eli Lilly and Co.	187,606	10,647
*Express Scripts, Inc.	12,600	963
*Fisher Scientific International, Inc.	19,400	1,210
*Forest Laboratories, Inc.	61,066	2,739
*Genzyme Corp.	41,100	2,387
*Gilead Sciences, Inc.	71,800	2,512
Guidant Corp.	52,788	3,806
HCA, Inc.	69,811	2,790
Health Management Associates, Inc. — Class A	40,400	918
*Hospira, Inc.	25,865	866

Common Stocks (98.3%)	Shares/ $ Par	Value $ (000's)
Health Care continued		
*Humana, Inc.	26,400	784
IMS Health, Inc.	38,467	893
Johnson & Johnson	492,037	31,205
*King Pharmaceuticals, Inc.	40,066	497
*Laboratory Corp. of America Holdings	22,900	1,141
Manor Care, Inc.	14,300	507
McKesson Corp.	48,705	1,532
*Medco Health Solutions, Inc.	45,172	1,879
*MedImmune, Inc.	41,200	1,117
Medtronic, Inc.	200,400	9,954
Merck & Co., Inc.	367,720	11,819
*Millipore Corp.	8,200	408
Mylan Laboratories, Inc.	44,600	789
PerkinElmer, Inc.	21,200	477
Pfizer, Inc.	1,248,634	33,575
Quest Diagnostics, Inc.	16,800	1,605
Schering-Plough Corp.	244,150	5,098
*St. Jude Medical, Inc.	59,300	2,486
Stryker Corp.	66,700	3,218
*Tenet Healthcare Corp.	77,350	849
*Thermo Electron Corp.	26,500	800
UnitedHealth Group, Inc.	108,372	9,540
*Waters Corp.	20,000	936
*Watson Pharmaceuticals, Inc.	18,200	597
*WellPoint, Inc.	48,900	5,624
Wyeth	221,229	9,422
*Zimmer Holdings, Inc.	40,637	3,256
Total		**237,253**
Industrials (11.6%)		
3M Co.	129,076	10,593
*Allied Waste Industries, Inc.	52,750	490
American Power Conversion Corp.	31,750	679
*American Standard Companies, Inc.	35,600	1,471
*Apollo Group, Inc. — Class A	30,700	2,478
Avery Dennison Corp.	18,350	1,100
The Boeing Co.	139,176	7,205
Burlington Northern Santa Fe Corp.	62,285	2,947
Caterpillar, Inc.	56,588	5,518
Cendant Corp.	174,533	4,081
Cintas Corp.	28,433	1,247
Cooper Industries, Ltd. — Class A	15,200	1,032
CSX Corp.	35,650	1,429
Cummins, Inc.	7,500	628
Danaher Corp.	51,200	2,939
Deere & Co.	41,160	3,062
*Delta Air Lines, Inc.	21,467	161
Dover Corp.	33,767	1,416
Eaton Corp.	25,200	1,823
Emerson Electric Co.	69,550	4,875
Equifax, Inc.	22,400	629
FedEx Corp.	49,820	4,907
Fluor Corp.	13,900	758
General Dynamics Corp.	33,200	3,473
General Electric Co.	1,752,906	63,982
Goodrich Corp.	19,700	643
H&R Block, Inc.	27,350	1,340

Index 500 Stock Portfolio

Common Stocks (98.3%)	Shares/ $ Par	Value $ (000's)
Industrials continued		
Honeywell International, Inc.	142,650	5,051
Illinois Tool Works, Inc.	49,000	4,541
Ingersoll-Rand Co. — Class A	28,580	2,295
ITT Industries, Inc.	15,300	1,292
L-3 Communications Holdings, Inc.	19,100	1,399
Lockheed Martin Corp.	73,408	4,078
Masco Corp.	74,300	2,714
*Monster Worldwide, Inc.	19,767	665
*Navistar International Corp.	11,550	508
Norfolk Southern Corp.	65,657	2,376
Northrop Grumman Corp.	61,020	3,317
PACCAR, Inc.	28,807	2,318
Pall Corp.	20,550	595
Parker-Hannifin Corp.	19,775	1,498
Pitney Bowes, Inc.	38,237	1,770
*Power-One, Inc.	13,900	124
R. R. Donnelley & Sons Co.	36,434	1,286
Raytheon Co.	75,000	2,912
Robert Half International, Inc.	28,740	846
Rockwell Automation, Inc.	30,550	1,514
Rockwell Collins, Inc.	29,250	1,154
Ryder System, Inc.	10,700	511
Southwest Airlines Co.	129,267	2,104
Textron, Inc.	22,850	1,686
Tyco International, Ltd.	333,508	11,920
Union Pacific Corp.	43,060	2,896
United Parcel Service, Inc. — Class B	185,800	15,878
United Technologies Corp.	84,767	8,761
W.W. Grainger, Inc.	14,900	993
Waste Management, Inc.	94,885	2,841
Total		**220,749**
Information Technology (15.8%)		
*ADC Telecommunications, Inc.	134,150	360
Adobe Systems, Inc.	39,525	2,480
*Advanced Micro Devices, Inc.	64,000	1,409
*Affiliated Computer Services, Inc. — Class A	21,300	1,282
*Agilent Technologies, Inc.	80,537	1,941
*Altera Corp.	61,711	1,277
Analog Devices, Inc.	62,357	2,302
*Andrew Corp.	26,637	363
*Apple Computer, Inc.	66,700	4,295
*Applied Materials, Inc.	281,600	4,815
*Applied Micro Circuits Corp.	51,100	215
Autodesk, Inc.	38,068	1,445
Automatic Data Processing, Inc.	96,550	4,282
*Avaya, Inc.	75,916	1,306
*BMC Software, Inc.	36,760	684
*Broadcom Corp. — Class A	54,600	1,762
*CIENA Corp.	94,800	317
*Cisco Systems, Inc.	1,091,800	21,072
*Citrix Systems, Inc.	28,120	690
Computer Associates International, Inc.	97,092	3,016
*Computer Sciences Corp.	31,350	1,767
*Compuware Corp.	64,157	415
*Comverse Technology, Inc.	32,800	802
*Convergys Corp.	23,450	352

Common Stocks (98.3%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
*Corning, Inc.	232,500	2,737
*Dell, Inc.	411,933	17,359
*Electronic Arts, Inc.	50,600	3,121
Electronic Data Systems Corp.	85,167	1,967
*EMC Corp.	397,274	5,907
First Data Corp.	137,632	5,855
*Fiserv, Inc.	32,425	1,303
*Freescale Semiconductor Inc. — Class B	64,623	1,186
*Gateway, Inc.	61,950	372
Hewlett-Packard Co.	500,726	10,500
Intel Corp.	1,048,363	24,521
International Business Machines Corp.	276,039	27,211
*Intuit, Inc.	31,100	1,369
*Jabil Circuit, Inc.	33,367	854
*JDS Uniphase Corp.	239,400	759
*KLA-Tencor Corp.	32,400	1,509
*Lexmark International, Inc. — Class A	21,400	1,819
Linear Technology Corp.	50,950	1,975
*LSI Logic Corp.	63,800	350
*Lucent Technologies, Inc.	732,936	2,756
Maxim Integrated Products, Inc.	53,900	2,285
*Mercury Interactive Corp.	14,000	638
*Micron Technology, Inc.	101,550	1,254
Microsoft Corp.	1,802,600	48,146
Molex, Inc.	31,250	938
Motorola, Inc.	403,677	6,943
National Semiconductor Corp.	59,386	1,066
*NCR Corp.	15,500	1,073
*Network Appliance, Inc.	59,500	1,977
*Novell, Inc.	62,300	421
*Novellus Systems, Inc.	23,200	647
*NVIDIA Corp.	27,600	650
*Oracle Corp.	850,325	11,666
*Parametric Technology Corp.	44,580	263
Paychex, Inc.	62,735	2,138
*PMC-Sierra, Inc.	29,500	332
*QLogic Corp.	15,350	564
QUALCOMM, Inc.	271,734	11,522
Sabre Holdings Corp. — Class A	22,467	498
*Sanmina-SCI Corp.	86,400	732
Scientific-Atlanta, Inc.	25,400	838
*Siebel Systems, Inc.	84,300	885
*Solectron Corp.	161,000	858
*Sun Microsystems, Inc.	557,597	3,000
*SunGard Data Systems, Inc.	47,900	1,357
*Symantec Corp.	105,200	2,710
Symbol Technologies, Inc.	39,850	689
Tektronix, Inc.	14,960	452
*Tellabs, Inc.	76,592	658
*Teradyne, Inc.	32,150	549
Texas Instruments, Inc.	286,500	7,054
*Unisys Corp.	55,650	567
*VERITAS Software Corp.	70,032	1,999
*Xerox Corp.	158,100	2,689
Xilinx, Inc.	57,800	1,714
*Yahoo!, Inc.	228,000	8,591
Total		**300,442**

Common Stocks (98.3%)	Shares/ $ Par	Value $ (000's)
Materials (3.0%)		
Air Products and Chemicals, Inc.	37,667	2,184
Alcoa, Inc.	144,307	4,534
Allegheny Technologies, Inc.	15,817	343
Ball Corp.	18,632	819
Bemis Co., Inc.	17,700	515
The Dow Chemical Co.	156,309	7,740
E. I. du Pont de Nemours and Co.	164,628	8,076
Eastman Chemical Co.	12,925	746
Ecolab, Inc.	42,700	1,500
Engelhard Corp.	20,300	623
Freeport-McMoRan Copper & Gold, Inc. — Class B	29,581	1,131
Georgia-Pacific Corp.	42,804	1,604
Great Lakes Chemical Corp.	8,500	242
*Hercules, Inc.	18,600	276
International Flavors & Fragrances, Inc.	15,600	668
International Paper Co.	80,666	3,388
Louisiana-Pacific Corp.	18,200	487
MeadWestvaco Corp.	33,579	1,138
Monsanto Co.	43,853	2,436
Newmont Mining Corp.	73,580	3,268
Nucor Corp.	26,366	1,380
*Pactiv Corp.	24,600	622
Phelps Dodge Corp.	15,824	1,565
PPG Industries, Inc.	28,467	1,940
Praxair, Inc.	53,800	2,375
Rohm and Haas Co.	37,280	1,649
*Sealed Air Corp.	13,821	736
Sigma-Aldrich Corp.	11,400	689
Temple-Inland, Inc.	9,300	636
United States Steel Corp.	18,850	966
Vulcan Materials Co.	17,000	928
Weyerhaeuser Co.	39,780	2,674
Total		**57,878**
Telecommunication Services (3.2%)		
ALLTEL Corp.	50,357	2,959
AT&T Corp.	132,007	2,516
BellSouth Corp.	303,765	8,442
CenturyTel, Inc.	22,300	791
Citizens Communications Co.	55,600	767
*Nextel Communications, Inc. — Class A	184,250	5,528
*Qwest Communications International, Inc.	301,135	1,337
SBC Communications, Inc.	549,747	14,166
Sprint Corp.	243,889	6,061
Verizon Communications, Inc.	459,142	18,599
Total		**61,166**
Utilities (2.9%)		
*The AES Corp.	107,600	1,471
*Allegheny Energy, Inc.	22,800	449
Utilities continued		
Ameren Corp.	32,267	1,618
American Electric Power Co., Inc.	65,640	2,254
*Calpine Corp.	88,560	349
Centerpoint Energy, Inc.	51,062	577
Cinergy Corp.	30,084	1,252
*CMS Energy Corp.	32,300	338
Consolidated Edison, Inc.	40,150	1,757
Constellation Energy Group, Inc.	29,200	1,276
Dominion Resources, Inc.	54,995	3,725
DTE Energy Co.	28,850	1,244
Duke Energy Corp.	158,630	4,018
*Dynegy, Inc. — Class A	63,000	291
Edison International	54,020	1,730
Entergy Corp.	37,109	2,508
Exelon Corp.	109,824	4,841
FirstEnergy Corp.	54,665	2,160
FPL Group, Inc.	30,757	2,299
KeySpan Corp.	26,600	1,049
Nicor, Inc.	7,350	272
NiSource, Inc.	44,873	1,022
Peoples Energy Corp.	6,200	272
*PG&E Corp.	66,825	2,224
Pinnacle West Capital Corp.	15,200	675
PPL Corp.	31,334	1,669
Progress Energy, Inc.	40,992	1,854
Public Service Enterprise Group, Inc.	39,436	2,042
Sempra Energy	38,702	1,420
The Southern Co.	122,600	4,110
TECO Energy, Inc.	33,100	508
TXU Corp.	39,865	2,574
Xcel Energy, Inc.	66,420	1,209
Total		**55,057**
Total Common Stocks (Cost: $1,382,618)		**1,871,273**

Money Market Investments (1.6%)		
Federal Government & Agencies (0.2%)		
(b)Federal Home Loan Mortgage Corp., 2.42%, 3/22/05	3,000,000	2,985
Total		**2,985**
Finance Services (0.5%)		
(b)Preferred Receivable Funding, 2.25%, 1/6/05	10,000,000	9,997
Total		**9,997**
Personal Credit Institutions (0.5%)		
(b)Rabobank Financial Corp., 2.17%, 1/4/05	10,000,000	9,998
Total		**9,998**

Money Market Investments (1.6%)	Shares/ $ Par	Value $ (000's)
Short Term Business Credit (0.4%)		
(b)CXC Inc., 2.20%, 1/3/05	7,500,000	7,499
Total		**7,499**
Total Money Market Investments (Cost: $30,478)		**30,479**
Total Investments (99.9%) (Cost $1,413,096)(a)		**1,901,752**
Other Assets, Less Liabilities (0.1%)		**2,370**
Total Net Assets (100.0%)		**1,904,122**

* Non-Income Producing

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes (in thousands) was $1,417,226 and the net unrealized appreciation of investments based on that cost was $484,526 which is comprised of $641,921 aggregate gross unrealized appreciation and $157,395 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when-issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
S&P 500 Index Futures (Total Notional Value at December 31, 2004, $29,871)	100	3/05	$472

The Accompanying Notes are an Integral Part of the Financial Statements

Asset Allocation Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Realize highest total return, including current income and capital appreciation, consistent with reasonable investment risk	Flexible policy of allocating assets among stocks, bonds and cash, with mix adjusted to capitalize on changing financial markets and economic conditions.	$197 million

The investment objective of the Asset Allocation Portfolio is to realize as high a level of total return as is consistent with reasonable investment risk. The Portfolio will follow a flexible policy for allocating assets among equity securities, debt investments, and cash or cash equivalents. The Asset Allocation Portfolio invests in six categories of assets: large capitalization stocks, small capitalization stocks, foreign stocks, investment grade bonds, below investment grade bonds, and cash equivalents. The proportion of investments in each category is adjusted as appropriate to take advantage of market trends and opportunities, and securities within each category are actively managed by an investment professional with expertise in that category. The Portfolio is managed to maintain broad diversification, while blending asset classes to achieve both capital appreciation and current income.

Comparison of returns of the Asset Allocation Portfolio with stock or bond indices is of limited usefulness because there is no index that includes both equity and debt securities. The Portfolio's performance is generally a blend of stock and bond performance. For the year ended December 31, 2004, the Asset Allocation Portfolio had a total return of 10.02%. The return was below the return of 10.88% for the S&P 500 Index, but above the return of the bond benchmark, the Merrill Lynch Domestic Master Index, which had a return of 4.34%. (These indices are unmanaged, cannot be invested in directly, and do not include administrative expenses or sales charges.) The Portfolio outperformed its peer group, Flexible Portfolio Funds, which had an average return of 8.25% for the same period, according to Lipper Analytical Services, Inc. ("Lipper"), an independent mutual fund ranking agency.

Stocks, which had a spectacular year in 2003, experienced very nice gains again for the year ended December 31, 2004. As the cyclical recovery continued, returns on large capitalization stocks lagged for the second year in a row, as investors sought higher returns in riskier equities including small cap and international stocks. The majority of the gains in all segments of the market came in the fourth quarter alone. Earlier in the year the stock market languished, as a number of economic concerns dampened investors' spirits. A combination of rising oil prices, a weakening dollar, rising interest rates, the Iraqi war, and the upcoming presidential election put a drag on the economy and the market. But in the fourth quarter, especially following the November elections, the market experienced a dramatic turnaround. A significant drop in oil prices beginning in October also served as a catalyst for the change, and the gains made during the fourth quarter accounted for most of the gain for the year. The fourth quarter alone accounted for 9.23% of the S&P 500 Index's 2004 annual gain of 10.88%.

Bonds also posted positive returns in 2004, and high yield bonds significantly outperformed investment grade bonds for the second year in a row. The bond market experienced significant fluctuations during the year, however. Short-term interest rates began to rise in April, after a sustained period in which they had remained at 45-year lows, and the second quarter of 2004 was the worst quarter for bond returns since 1980. Reversing course in the third quarter — an unusual time in which bond prices rose while short-term interest rates were moving up — bonds had their best quarter in two years. The fourth quarter of 2004 was typified by generally rising yields, with the rise most acute at the front end of the yield curve, and the yield curve continued to flatten. With the economy seemingly on stable footing — growing not too fast and not too slow — the incremental yields of both high grade corporates and high yield bonds looked appealing. Overall for the year, the Treasury yield curve flattened and corporate credit spreads tightened as bond investors looking for higher yields took on more credit risk rather than locking in longer term bonds.

Adding to the Portfolio's return in 2004 was an overweight position in foreign stocks, which benefited from strength in most international stock markets and from the weaker dollar. International stocks, as measured by the MSCI EAFE (Europe, Australasia, Far East) Index, returned 20.70% for the year. Seeing more potential in international stocks than in domestic stocks, we made a conscious decision to add to this position, and at year end, 16% of the Portfolio was invested in foreign stocks compared to 15.0% at the beginning of the year. A substantial position in small-capitalization stocks (12.8% of assets at year end) also helped the Portfolio's performance, as riskier securities outperformed high quality stocks for the year. Small cap stocks were the best performing asset class in 2004, as measured by the S&P 600 SmallCap Index, which gained 22.65% for the year. A neutral weighting in large cap domestic stocks (32%, including futures, at year end), which underperformed riskier small-cap and mid-cap stocks during the year, was a slight drag on performance. The Portfolio's weighting in investment grade bonds, which was too high given the environment that rewarded riskier assets, was also a negative for the year. At year end, the Portfolio held approximately 28% of its assets in investment grade bonds and approximately 7% in below-investment grade bonds.

As we enter the first quarter of 2005, we see no obvious valuation anomalies among asset classes, and the Portfolio is staying close to neutral. A modest overweight position in equities is an indication of the team's view that stocks still look relatively inexpensive compared to bonds. The variability of returns in many asset classes in recent years provides convincing evidence of the advantage of a diversified portfolio. This Portfolio gives investors the advantage of ongoing analysis of all market sectors, with shifts among sectors as appropriate for market conditions. We will continue to evaluate each asset class individually and comparatively, and choose the asset allocation we believe is likely to maximize overall long-term returns.

Relative Performance


$13,000
12,000
11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
12/03
12/04
Asset Allocation Portfolio
Merrill Lynch Domestic Master Index
Merrill Lynch Three Months T-Bill Index
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2004

	1 Year	Since Inception*
Asset Allocation Portfolio	10.02%	4.59%
S&P 500 Index	10.88%	1.72%
Merrill Lynch Domestic Master Index	4.34%	6.20%
Merrill Lynch Three Months T-Bill Index	1.33%	1.65%
Flexible Portfolio Funds Lipper Average	8.25%	–

*inception date of 7/31/01

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. *Current performance may be lower or higher than the performance* data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Portfolio's operations). Returns shown reflect fee waivers, deductions for management and other Portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account Report.

In the graph, the Portfolio is compared against three indices representing the three major components of the Fund: equities, fixed income and cash equivalent investments. The indices cannot be invested in directly and do not include sales charges.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. As of December 31, 2004, the 500 companies in the composite had a median market capitalization of $10.6 billion and a total market value of $11.2 trillion. The S&P 500 represents approximately 60.2% of the market value of the Compustat's database of about 9,381 equities. The index cannot be invested in directly and does not include sales charges.

The Merrill Lynch Domestic Master Index is an unmanaged market value weighted index comprised of U.S. Government, mortgage and investment-grade corporate bonds. The Index measures the income provided by, and the price changes of, the underlying securities.

The Merrill Lynch Three Months T-Bill Index is comprised of a single issue purchased at the beginning of each month and held for a full month. The issue selected at each month-end rebalancing is the outstanding Treasury bill that matures closest to, but not beyond, three months from the rebalancing date.

The Lipper Variable Insurance Products (VIP) Flexible Portfolio Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that allocate investments across various asset classes, including domestic common stocks, bonds, and money market instruments with a focus on total return. Source: Lipper, Inc.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards. Small-cap stocks also may carry additional risk. Small or newer issuers are more likely to realize more substantial growth as well as suffer more significant losses than larger or more established issuers. Investments in such companies can be both more volatile and more speculative.

Sector Allocation 12/31/04


Short-Term Investments & Other Net Assets
4%
Below Investment Grade Bonds
7%
Large Cap Stocks (including index futures)
32%
Small Cap Stocks
13%
Foreign Stocks
16%
Investment Grade Bonds
28%

Sector Allocation is based on Net Assets.
Sector Allocation is subject to change.

No investment strategy can guarantee a profit or protect against a loss.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,078.00	$3.31
Hypothetical (5% return before expenses)	$1,000.00	$1,021.64	$3.22

* *Expenses are equal to the Fund's annualized expense ratio of 0.63%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2004

Domestic Common Stocks, Options and Warrants (36.5%)	Shares/ $ Par	Value $ (000's)
Large Cap Common Stocks (23.8%)		
Consumer Discretionary (4.7%)		
*Bed Bath & Beyond, Inc.	8,300	331
Best Buy Co., Inc.	4,600	273
Carnival Corp.	8,800	507
*Comcast Corp. — Class A	8,500	283
DaimlerChrysler AG	4,700	226
*eBay, Inc.	3,000	349
Fortune Brands, Inc.	11,300	872
Harley-Davidson, Inc.	7,200	437
J. C. Penney Co., Inc.	13,400	555
*Kohl's Corp.	6,900	339
Lowe's Companies, Inc.	3,200	184
McDonald's Corp.	12,100	388
The McGraw-Hill Companies, Inc.	5,600	513
News Corp., Inc. — Class A	20,400	381
NIKE, Inc. — Class B	5,400	490
Omnicom Group, Inc.	6,800	573
PETsMART, Inc.	9,200	327
Staples, Inc.	14,400	485
Target Corp.	17,700	920
*Time Warner, Inc.	21,200	412
Viacom, Inc. — Class B	12,900	469
Total Consumer Discretionary		**9,314**
Consumer Staples (1.9%)		
Altria Group, Inc.	14,700	899
Anheuser-Busch Companies, Inc.	6,100	309
Avon Products, Inc.	10,000	387
PepsiCo, Inc.	12,900	673
The Procter & Gamble Co.	6,000	330
Wal-Mart Stores, Inc.	15,200	803
Walgreen Co.	9,500	365
Total Consumer Staples		**3,766**
Energy (1.5%)		
BP PLC, ADR	3,800	222
ConocoPhillips	5,600	486
EOG Resources, Inc.	7,400	528
Exxon Mobil Corp.	15,500	795
Halliburton Co.	12,300	483
*Noble Corp.	8,500	423
Total Energy		**2,937**
Financials (3.7%)		
American Express Co.	7,200	406
American International Group, Inc.	10,900	716
Capital One Financial Corp.	3,600	303
The Chubb Corp.	6,400	492
Citigroup, Inc.	15,100	728
Countrywide Financial Corp.	3,898	144
Freddie Mac	3,300	243
The Goldman Sachs Group, Inc.	4,300	447
Legg Mason, Inc.	3,700	271

Large Cap Common Stocks (23.8%)	Shares/ $ Par	Value $ (000's)
Financials continued		
Lehman Brothers Holdings, Inc.	5,400	472
Morgan Stanley	8,600	477
Prudential Financial, Inc.	9,400	517
U.S. Bancorp	17,300	542
Wachovia Corp.	7,900	416
Wells Fargo & Co.	16,900	1,051
Total Financials		**7,225**
Health Care (3.6%)		
Abbott Laboratories	9,800	457
*Amgen, Inc.	12,800	821
*Boston Scientific Corp.	9,900	352
*Caremark Rx, Inc.	11,300	446
Eli Lilly and Co.	6,300	358
*Fisher Scientific International, Inc.	3,700	231
*Genentech, Inc.	6,600	359
*Gilead Sciences, Inc.	10,900	381
Guidant Corp.	1,600	115
Johnson & Johnson	12,900	818
Medtronic, Inc.	13,000	646
Pfizer, Inc.	25,300	680
*St. Jude Medical, Inc.	8,000	335
Teva Pharmaceutical Industries, Ltd., ADR	14,800	442
UnitedHealth Group, Inc.	2,700	238
*Zimmer Holdings, Inc.	5,300	425
Total Health Care		**7,104**
Industrials (1.9%)		
Canadian National Railway Co.	10,700	655
Caterpillar, Inc.	3,100	302
FedEx Corp.	2,800	276
General Electric Co.	48,700	1,778
Tyco International, Ltd.	14,200	508
United Parcel Service, Inc. — Class B	3,300	282
Total Industrials		**3,801**
Information Technology (5.2%)		
*Accenture Ltd. — Class A	12,700	343
*Affiliated Computer Services, Inc. — Class A	9,300	560
Analog Devices, Inc.	9,600	354
*ASML Holding N.V.	24,300	387
*Broadcom Corp. — Class A	6,700	216
*Cisco Systems, Inc.	41,600	802
*Dell, Inc.	18,800	792
First Data Corp.	13,700	583
*Fiserv, Inc.	8,100	326
*Google, Inc. — Class A	900	174
Hewlett-Packard Co.	15,800	331
Intel Corp.	24,900	582
International Business Machines Corp.	5,900	582
*Lexmark International, Inc. — Class A	5,200	442
Microsoft Corp.	53,300	1,423
National Semiconductor Corp.	16,900	303

Large Cap Common Stocks (23.8%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
SAP AG — Sponsored ADR	5,700	252
*Symantec Corp.	7,000	180
Taiwan Semiconductor Manufacturing Co., Ltd., ADR	25,288	215
*Telefonaktiebolget LM Ericsson	12,500	394
Texas Instruments, Inc.	11,200	276
*VeriSign, Inc.	8,700	292
*Yahoo!, Inc.	10,366	391
Total Information Technology		10,200
Materials (1.0%)		
Alcoa, Inc.	25,300	795
Newmont Mining Corp.	5,500	244
Praxair, Inc.	11,600	512
Weyerhaeuser Co.	7,500	504
Total Materials		2,055
Other Holdings (0.1%)		
*Nasdaq-100 Trust, Series 1	3,700	148
Total Other Holdings		148
Telecommunication Services (0.2%)		
Vodafone Group PLC, ADR	17,300	474
Total Telecommunication Services		474
Total Large Cap Common Stocks		47,024

Small Cap Common Stocks (12.7%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (2.4%)		
*AnnTaylor Stores Corp.	10,425	224
Choice Hotels International, Inc.	3,100	180
*Coach, Inc.	4,300	243
*Digital Theater Systems, Inc.	9,200	185
*eLong, Inc. — Sponsored ADR	4,346	81
Garmin, Ltd.	4,300	262
*Hibbett Sporting Goods, Inc.	5,300	141
Jones Apparel Group, Inc.	5,100	187
*Lamar Advertising Co. — Class A	7,700	329
Leggett & Platt, Inc.	18,800	534
Michaels Stores, Inc.	15,400	462
*O'Reilly Automotive, Inc.	17,300	779
Orient-Express Hotel, Ltd. — Class A	12,800	263
*Pinnacle Entertainment, Inc.	18,500	366
Polaris Industries, Inc.	2,400	163
*Sharper Image Corp.	6,000	113
The Talbots, Inc.	6,500	177
*Westwood One, Inc.	4,300	116
Total Consumer Discretionary		4,805
Energy (0.6%)		
BJ Services Co.	5,100	237
*National-Oilwell, Inc.	8,800	311
Patterson-UTI Energy, Inc.	15,900	309
*Quicksilver Resources, Inc.	3,600	132
*Smith International, Inc.	4,400	239
Total Energy		1,228

Small Cap Common Stocks (12.7%)	Shares/ $ Par	Value $ (000's)
Financials (1.0%)		
Assured Guaranty, Ltd.	7,000	138
BankAtlantic Bancorp, Inc. — Class A	7,000	139
*CapitalSource, Inc.	7,900	203
Investors Financial Services Corp.	15,000	750
Main Street Banks, Inc.	2,300	80
Old Republic International Corp.	10,150	257
*Silicon Valley Bancshares	3,700	166
*Trammell Crow Co.	9,800	177
Total Financials		1,910
Health Care (3.7%)		
*Angiotech Pharmaceuticals, Inc.	9,600	177
*Caremark Rx, Inc.	11,936	471
*Cytyc Corp.	8,300	229
*DaVita, Inc.	49,750	1,966
Health Management Associates, Inc. — Class A	15,800	359
*Impax Laboratories, Inc.	8,800	140
*Kinetic Concepts, Inc.	5,800	443
*Kyphon, Inc.	7,100	183
*Lincare Holdings, Inc.	14,500	618
*Patterson Companies, Inc.	17,800	772
*Psychiatric Solutions, Inc.	8,800	322
*Radiation Therapy Services, Inc.	9,100	155
*Renal Care Group, Inc.	14,600	525
Select Medical Corp.	10,500	185
*Thermo Electron Corp.	8,900	269
*Varian Medical Systems, Inc.	5,600	242
Total Health Care		7,056
Industrials (1.8%)		
*Arbinet Holdings, Inc.	800	20
Brady Corp. — Class A	2,000	125
C.H. Robinson Worldwide, Inc.	8,200	455
Cintas Corp.	2,700	118
The Corporate Executive Board Co.	5,000	335
*Forward Air Corp.	5,200	232
*HouseValues, Inc.	1,010	15
*Intersections, Inc.	11,700	202
Knight Transportation, Inc.	18,825	467
L-3 Communications Holdings, Inc.	3,300	242
Manpower, Inc.	1,600	77
*Marlin Business Services, Inc.	7,300	139
MSC Industrial Direct Co., Inc. — Class A	11,600	417
Pentair, Inc.	3,100	135
Robert Half International, Inc.	9,200	271
Teleflex, Inc.	6,600	343
Total Industrials		3,593
Information Technology (3.2%)		
*Activision, Inc.	7,700	155
*Amdocs, Ltd.	9,700	255
*Avaya, Inc.	15,200	261
CDW Corp.	4,100	272
*Cogent, Inc.	5,100	168
*Cognos, Inc.	8,500	375
*Cree, Inc.	4,400	176
*Digital River, Inc.	6,200	258

Small Cap Common Stocks (12.7%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
*Essex Corp.	6,500	132
*Genesis Microchip, Inc.	11,500	187
Harris Corp.	3,500	216
*Hewitt Associates, Inc.	8,300	266
*Integrated Circuit Systems, Inc.	9,800	205
*iPayment, Inc.	3,400	168
*Kanbay International, Inc.	1,900	59
*KLA-Tencor Corp.	2,600	121
*Kronos Inc.	4,600	235
*Lam Research Corp.	10,000	289
Microchip Technology, Inc.	9,300	248
*NAVTEQ Corp.	2,500	116
Paychex, Inc.	8,200	279
*QLogic Corp.	3,300	121
*Semtech Corp.	5,500	120
*Silicon Laboratories, Inc.	5,500	194
*Tekelec	5,900	121
*Tessera Technologies, Inc.	9,800	365
*Verint Systems, Inc.	4,400	160
*VeriSign, Inc.	5,600	188
*Westell Technologies, Inc. — Class A	16,700	114
*Zebra Technologies Corp. — Class A	8,100	456
Total Information Technology		**6,280**
Total Small Cap Common Stocks		**24,872**

Call Options and Warrants (0.0%)		
Foods (0.0%)		
B&G Foods, Inc. — EIS	3,875	58
Total Foods		**58**
Information Technology (0.0%)		
Belluna Co., Ltd. — Warrants	307	1
C/O Kontron AG, expiring 3/14/05 @ 6.67	296	0
Total Information Technology		**1**
Telecommunications (0.0%)		
American Tower Corp.	100	2
IWO Holdings, Inc. 144A	50	0
Total Telecommunications		**2**
Total Call Options and Warrants		**61**
Total Domestic Common Stocks, Options and Warrants (Cost: $59,479)		**71,957**

Foreign Common Stocks (16.5%)	Country	Shares/ $ Par	Value $ (000's)
Basic Materials (0.9%)			
BASF AG	Germany	3,460	249
CRH PLC	Ireland	8,356	224
K+S AG	Germany	3,380	180
Nippon Steel Corp.	Japan	83,000	203
Stora Enso OYJ	Finland	14,540	223
Sumitomo Chemical Co., Ltd.	Japan	42,000	206
*Syngenta AG	Switzerland	2,620	278
Basic Materials continued			
*Umicore — Strip VVPR	Belgium	75	0
Wienerberger AG	Austria	6,131	293
Total Basic Materials			**1,856**
Conglomerates (0.8%)			
Grupo Ferrovial SA	Spain	7,220	386
iShares MSCI EAFE Index Fund	United States	3,280	526
Nomura TOPIX Exchange Traded Fund	Japan	22,400	253
Vinci SA	France	2,580	346
Total Conglomerates			**1,511**
Consumer Cyclical (3.6%)			
Beru AG	Germany	350	32
Bridgestone Corp.	Japan	10,000	199
Bulgari SPA	Italy	18,620	230
Burberry Group PLC	United Kingdom	26,310	203
Carnival Corp.	United Kingdom	4,695	271
Edgars Consolidated Stores, Ltd.	South Africa	3,982	214
Esprit Holdings, Ltd.	Hong Kong	55,500	333
Four Seasons Hotels, Inc.	Canada	1,530	125
Hilton Group PLC	United Kingdom	31,070	170
*Hyundai Motor Co.	Korea	4,840	259
Intercontinental Hotels Group PLC	United Kingdom	13,919	173
Lagardere S.C.A.	France	3,050	220
Lottomatica SPA	Italy	8,135	298
Mediaset SPA	Italy	6,810	86
Next PLC	United Kingdom	15,580	495
NHK Spring Co., Ltd.	Japan	25,000	171
Nissan Motor Co., Ltd.	Japan	17,100	186
Nobia AB	Sweden	15,735	260
Nokian Renkaat OYJ	Finland	1,845	280
Opap SA	Greece	9,485	262
Punch Taverns PLC	United Kingdom	24,600	326
Ryohin Keikaku Co., Ltd.	Japan	4,200	211
Signet Group PLC	United Kingdom	98,745	209
Square Enix Co., Ltd.	Japan	7,300	216
Swatch Group AG	Switzerland	1,675	246
Techtronic Industries Co.	Hong Kong	116,500	255
*Urbi Desarrollos Urbanos SA	Mexico	22,815	100
USS Co., Ltd.	Japan	2,410	202
*Vivendi Universal SA	France	7,910	253
Walmart de Mexico — Series V	Mexico	50,645	174
Wolseley PLC	United Kingdom	11,000	206
Total Consumer Cyclical			**6,865**

Foreign Common Stocks (16.5%)	Country	Shares/ $ Par	Value $ (000's)
Consumer Non-Cyclical (1.3%)			
Axfood AB	Sweden	5,650	191
*Cott Corp. ADR	Canada	5,610	139
*GEOX SPA	Italy	15,730	122
Metro AG	Germany	2,065	114
Natura Cosmeticos SA	Brazil	7,820	228
Nestle SA	Switzerland	605	158
Puma AG	Germany	1,440	394
Reckitt Benckiser PLC	United Kingdom	7,890	238
*Royal Numico NV	Netherlands	5,725	206
SABMiller PLC	United Kingdom	11,965	198
Swedish Match AB	Sweden	27,200	315
Tesco PLC	United Kingdom	54,555	338
Total Consumer Non-Cyclical			**2,641**
Energy (0.9%)			
BG Group PLC	United Kingdom	38,280	260
BP PLC	United Kingdom	19,620	191
EnCana Corp.	Canada	4,375	250
Eni SPA	Italy	10,420	261
Suncor Energy, Inc.	Canada	1,930	69
Technip SA	France	1,538	285
*TGS Nopec Geophysical Co. ASA	Norway	3,990	102
Total SA	France	770	168
*Western Oil Sands, Inc.	Canada	5,590	195
Total Energy			**1,781**
Financials (3.3%)			
*Admiral Group PLC	United Kingdom	4,515	28
Aktiv Kapital ASA	Norway	200	4
Allianz AG	Germany	780	103
Alpha Bank AE	Greece	7,842	274
AMP, Ltd.	Australia	51,445	291
Anglo Irish Bank Corp. PLC	Ireland	23,858	581
Banca Fideuram SPA	Italy	32,340	167
*Banco Espanol de Credito SA	Spain	16,495	236
Banco Popolare Di Verona	Italy	13,705	279
Bangkok Bank PCL	Thailand	17,000	50
Bank of Yokohama	Japan	35,000	221
Bank Rakyat Indonesia	Indonesia	947,000	293
BNP Paribas	France	3,080	223
Chiba Bank, Ltd.	Japan	29,000	194
Credit Saison Co., Ltd.	Japan	5,800	211
*Credit Suisse Group	Switzerland	3,145	132
DNB NOR ASA	Norway	27,030	267
Erste Bank Der Oester	Austria	7,245	388
Foereningssparbanken AB	Sweden	9,655	240
Fondiaria SAI SPA	Italy	8,235	222

Foreign Common Stocks (16.5%)	Country	Shares/ $ Par	Value $ (000's)
Financials continued			
HSBC Holdings PLC	Hong Kong	13,053	223
ING Groep NV	Netherlands	8,770	265
*Kookmin Bank	Korea	5,600	219
Man Group PLC	United Kingdom	6,900	195
Manulife Financial Corp.	Canada	4,080	188
MPC Muenchmeyer Petersen Capital AG	Germany	970	73
OTP Bank	Hungary	11,775	363
Royal Bank of Scotland Group PLC	United Kingdom	6,391	215
Storebrand ASA	Norway	31,040	300
Total Financials			**6,445**
Health Care (1.2%)			
CSL, Ltd.	Australia	9,990	228
*Elekta AB	Sweden	5,695	164
GN Store Nord	Denmark	21,370	230
Nobel Biocare Holding AG	Switzerland	1,500	272
Novartis AG	Switzerland	4,510	227
Roche Holding AG	Switzerland	2,270	261
Schwarz Pharma AG	Germany	5,850	265
Smith & Nephew PLC	United Kingdom	21,855	224
Stada Arzneimittel AG	Germany	7,455	201
*Synthes, Inc.	Switzerland	2,010	225
Total Health Care			**2,297**
Industrial Goods (1.4%)			
Atlas Copco AB	Sweden	5,475	247
Capita Group PLC	United Kingdom	36,925	259
*Chiyoda Corp.	Japan	32,000	234
Cobham PLC	United Kingdom	7,855	187
*Daewoo Shipbuilding & Marine Engineering Co., Ltd.	Korea	14,420	215
*Deutz AG	Germany	8,909	36
Hays PLC	United Kingdom	83,190	198
Keyence Corp.	Japan	900	202
Kubota Corp.	Japan	49,000	243
Meggitt PLC	United Kingdom	42,593	214
Metso OYJ	Finland	6,315	100
Neopost SA	France	3,580	277
Omron Corp.	Japan	7,400	177
Volvo AB	Sweden	5,395	214
Total Industrial Goods			**2,803**
Technology (1.8%)			
*Axalto Holding NV	France	8,065	210
Canon, Inc.	Japan	3,900	210
Dassault Systemes SA	France	3,625	183
*Ericsson LM — B Shares	Sweden	87,525	279
Fuji Photo Film Co., Ltd.	Japan	5,300	193
*Gresham Computing PLC	United Kingdom	33,125	176

Foreign Common Stocks (16.5%)	Country	Shares/ $ Par	Value $ (000's)
Technology continued			
Hoya Corp.	Japan	2,100	237
Indra Sistemas SA	Spain	14,135	242
Infosys Technologies, Ltd.	India	5,967	287
*Kontron AG	Germany	25,985	238
Net One Systems Co., Ltd.	Japan	70	292
Nidec Corp.	Japan	1,600	195
Samsung Electronics Co., Ltd.	Korea	450	196
Siemens AG	Germany	2,665	226
Tandberg ASA	Norway	14,840	184
TDK Corp.	Japan	2,800	207
Total Technology			**3,555**
Telecommunications (0.6%)			
*Deutsche Telekom AG	Germany	11,015	249
*Mobistar SA	Belgium	3,770	353
PT Telekomunikasi Indonesia	Indonesia	361,000	188
Telefonica SA	Spain	12,795	241
Vodafone Group PLC	United Kingdom	73,775	200
Total Telecommunications			**1,231**
Transportation (0.4%)			
Canadian National Railway Co.	Canada	4,605	282
Fraport AG	Germany	5,245	224
*Golar LNG, Ltd.	Norway	9,500	138
Kamigumi Co., Ltd.	Japan	24,000	192
*Societe Des Autoroutes Paris-Rhin-Rhone	France	575	35
Total Transportation			**871**
Utilities (0.3%)			
Brisa Auto Estrada de Portugal SA	Portugal	25,240	232
Iberdrola SA	Spain	11,010	279
Total Utilities			**511**
Total Foreign Common Stocks (Cost: $23,438)			**32,367**

Revenue Bonds (0.2%)		
Municipal Bonds — Revenue (0.2%)		
Nashville & Davidson County, Tennessee Health and Educational Facilities Board of The Metropolitan Government, 0.00%, 6/1/21, RB	850,000	388
Total Revenue Bonds (Cost: $371)		**388**

Investment Grade Bonds (12.7%)	Shares/ $ Par	Value $ (000's)
Auto Related (0.6%)		
American Honda Finance, 4.50%, 5/26/09 144A	350,000	356
Auto Related continued		
Ford Motor Credit Co., 5.70%, 1/15/10	105,000	106
Ford Motor Credit Co., 7.375%, 10/28/09	155,000	167
General Motors Acceptance Corp., 5.625%, 5/15/09	200,000	200
General Motors Acceptance Corp., 6.75%, 12/1/14	110,000	110
Household Finance Corp., 4.125%, 11/16/09	195,000	194
Total Auto Related		**1,133**
Automobiles And Other Motor Vehicles (0.2%)		
Ford Motor Co., 7.45%, 7/16/31	65,000	65
General Motors Corp., 8.375%, 7/15/33	230,000	239
Total Automobiles And Other Motor Vehicles		**304**
Beverages, Malt Beverages (0.1%)		
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	23,000	27
Coca-Cola Enterprises, Inc., 5.25%, 5/15/07	125,000	131
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	75,000	77
Total Beverages, Malt Beverages		**235**
Cable and Other Pay Television Services (0.2%)		
Comcast Corp., 5.30%, 1/15/14	250,000	258
Time Warner Entertainment Co., 8.375%, 7/15/33	85,000	110
Total Cable and Other Pay Television Services		**368**
Chemicals and Allied Products (0.1%)		
Monsanto Co., 4.00%, 5/15/08	185,000	186
Total Chemicals and Allied Products		**186**
Commercial Banks (1.4%)		
Bank of America Corp., 5.375%, 6/15/14	35,000	37
Bank One Corp., 5.25%, 1/30/13	250,000	257
Citigroup, Inc., 4.50%, 7/29/09	160,000	162
HBOS Treasury Services PLC, 4.00%, 9/15/09 144A	335,000	334
Key Bank NA, 5.80%, 7/1/14	250,000	265
PNC Bank NA, 5.25%, 1/15/17	385,000	387
Rabobank Capital Fund II, 5.26%, 12/31/13 144A	230,000	234
Royal Bank of Scotland Group PLC, 5.05%, 1/8/15	350,000	353
UnionBanCal Corp., 5.25%, 12/16/13	350,000	354
US Bank NA, 4.95%, 10/30/14	180,000	181
Wachovia Bank NA, 4.80%, 11/1/14	50,000	50
Wells Fargo & Co., 4.20%, 1/15/10	250,000	251
Total Commercial Banks		**2,865**

Investment Grade Bonds (12.7%)	Shares/ $ Par	Value $ (000's)
Computer and Other Data Processing Service (0.3%)		
Gtech Holdings Corp., 4.75%, 10/15/10	565,000	567
Total Computer and Other Data Processing Service		**567**
Consumer Non-Cyclical (0.4%)		
The Clorox Co., 4.20%, 1/15/10 144A	190,000	191
The Clorox Co., 5.00%, 1/15/15 144A	115,000	117
Estee Lauder, Inc., 5.75%, 10/15/33	115,000	118
The Gillette Co., 2.50%, 6/1/08	350,000	340
Total Consumer Non-Cyclical		**766**
Crude Petroleum and Natural Gas (0.5%)		
Conoco Funding Co., 6.35%, 10/15/11	335,000	374
Occidental Petroleum, 4.00%, 11/30/07	120,000	121
Occidental Petroleum, 7.65%, 2/15/06	200,000	209
Occidental Petroleum, 10.125%, 9/15/09	120,000	148
XTO Energy, Inc., 5.00%, 1/31/15 144A	165,000	164
Total Crude Petroleum and Natural Gas		**1,016**
Data Processing and Preparation (0.2%)		
First Data Corp., 3.90%, 10/1/09	360,000	359
Total Data Processing and Preparation		**359**
Eating Places (0.1%)		
McDonald's Corp., 3.875%, 8/15/07	110,000	110
McDonald's Corp., 5.375%, 4/30/07	90,000	94
Total Eating Places		**204**
Electric Services (1.2%)		
FPL Group Capital, Inc., 4.086%, 2/16/07	195,000	197
Indiana Michigan Power, 5.05%, 11/15/14	160,000	160
Kiowa Power Partners LLC, 4.811%, 12/30/13 144A	75,000	75
Kiowa Power Partners LLC, 5.737%, 3/30/21 144A	200,000	201
Oncor Electric Delivery, 6.375%, 1/15/15	70,000	77
PacifiCorp, 5.45%, 9/15/13	240,000	251
Peco Energy Co., 4.75%, 10/1/12	1,000,000	1,010
PPL Electric Utilities Corp., 4.30%, 6/1/13	375,000	362
Public Service Electric & Gas Corp., 5.00%, 1/1/13	100,000	102
Virginia Electric & Power Co., 5.25%, 12/15/15	190,000	193
Total Electric Services		**2,628**
Electrical and Electronic Machinery, Equipment (0.2%)		
General Electric Co., 5.00%, 2/1/13	300,000	308
Total Electrical and Electronic Machinery, Equipment		**308**

Investment Grade Bonds (12.7%)	Shares/ $ Par	Value $ (000's)
Electrical Equipment and Supplies (0.1%)		
Cooper Industries, Inc., 5.50%, 11/1/09	200,000	212
Total Electrical Equipment and Supplies		**212**
Electronic Computers (0.6%)		
Hewlett-Packard Co., 6.50%, 7/1/12	1,000,000	1,120
Total Electronic Computers		**1,120**
Federal Savings Institutions (0.2%)		
World Savings Bank FSB, 4.125%, 12/15/09	345,000	345
Total Federal Savings Institutions		**345**
Fire, Marine and Casualty Insurance (0.8%)		
Berkley (WR) Corp., 9.875%, 5/15/08	600,000	706
Berkshire Hathaway, Inc., 5.10%, 7/15/14 144A	400,000	410
Berkshire Hathaway, Inc., 3.40%, 7/2/07 144A	250,000	249
Progressive Corp., 6.375%, 1/15/12	130,000	143
Total Fire, Marine and Casualty Insurance		**1,508**
Gas Transmission And Distribution (0.1%)		
Consolidated Natural Gas Co., 5.00%, 12/1/14	230,000	230
Total Gas Transmission And Distribution		**230**
Media (0.7%)		
Time Warner, Inc., 6.875%, 5/1/12	165,000	188
Viacom, Inc., 5.625%, 5/1/07	1,000,000	1,046
Viacom, Inc., 5.625%, 8/15/12	165,000	176
Total Media		**1,410**
Miscellaneous Business Credit Institutions (0.2%)		
Textron Financial Corp., 2.75%, 6/1/06	350,000	346
Total Miscellaneous Business Credit Institutions		**346**
Motors and Generators (0.5%)		
Emerson Electric Co., 4.50%, 5/1/13	70,000	69
Emerson Electric Co., 4.625%, 10/15/12	690,000	699
Emerson Electric Co., 5.75%, 11/1/11	48,000	52
Emerson Electric Co., 5.85%, 3/15/09	190,000	204
Total Motors and Generators		**1,024**
Personal Credit Institutions (0.1%)		
SLM Corp., 4.00%, 1/15/10	255,000	253
Total Personal Credit Institutions		**253**
Petroleum Refining (0.2%)		
Amerada Hess Corp., 7.125%, 3/15/33	165,000	181
Valero Energy Corp., 4.75%, 6/15/13	165,000	163
Total Petroleum Refining		**344**

Investment Grade Bonds (12.7%)	Shares/ $ Par	Value $ (000's)
Pharmaceutical Preparations (0.4%)		
Abbott Laboratories, 3.75%, 3/15/11	260,000	255
Astrazeneca PLC, 5.40%, 6/1/14	165,000	173
GlaxoSmithKline Capital, Inc., 4.375%, 4/15/14	180,000	175
Merck & Co., Inc., 6.40%, 3/1/28	90,000	98
Pfizer, Inc., 4.50%, 2/15/14	120,000	119
Total Pharmaceutical Preparations		**820**
Phone Communications Except Radiophone (0.6%)		
BellSouth Corp., 5.20%, 9/15/14	330,000	336
SBC Communications, Inc., 5.10%, 9/15/14	125,000	126
Sprint Capital Corp., 8.375%, 3/15/12	335,000	409
Telecom Italia Capital, 4.95%, 9/30/14 144A	50,000	49
Verizon Global Funding Corp., 4.375%, 6/1/13	335,000	326
Total Phone Communications Except Radiophone		**1,246**
Radio, TV Electronic Stores (0.2%)		
RadioShack Corp., 6.95%, 9/1/07	350,000	379
Total Radio, TV Electronic Stores		**379**
Railroads, Line-Haul Operating (0.4%)		
Burlington Northern Santa Fe, 6.125%, 3/15/09	240,000	258
Union Pacific Corp., 3.875%, 2/15/09	240,000	238
Union Pacific Corp., 7.375%, 9/15/09	240,000	271
Total Railroads, Line-Haul Operating		**767**
Real Estate Investment Trusts (0.2%)		
ERP Operating LP, 4.75%, 6/15/09	60,000	61
ERP Operating LP, 5.25%, 9/15/14	300,000	305
First Industrial LP, 5.25%, 6/15/09	50,000	51
Total Real Estate Investment Trusts		**417**
Retail-Retail Stores (0.7%)		
Fortune Brands, Inc., 4.875%, 12/1/13	350,000	355
Home Depot, Inc., 3.75%, 9/15/09 144A	600,000	595
Limited Brands, Inc., 6.95%, 3/1/33	125,000	136
VF Corp., 6.00%, 10/15/33	200,000	204
Total Retail-Retail Stores		**1,290**
Savings Institutions Except Federal (0.2%)		
U.S. Central Credit Union, 2.75%, 5/30/08	350,000	339
Total Savings Institutions Except Federal		**339**
Security Brokers and Dealers (0.6%)		
Credit Suisse First Boston USA, Inc., 4.70%, 6/1/09	190,000	194
Goldman Sachs Group, Inc., 5.15%, 1/15/14	350,000	355

Investment Grade Bonds (12.7%)	Shares/ $ Par	Value $ (000's)
Security Brokers and Dealers continued		
Merrill Lynch & Co., Inc., 5.00%, 1/15/15	300,000	299
Morgan Stanley, 5.30%, 3/1/13	325,000	335
Total Security Brokers and Dealers		**1,183**
Steel Wire and Related Products (0.2%)		
Hubbell, Inc., 6.375%, 5/15/12	300,000	327
Total Steel Wire and Related Products		**327**
Television Broadcasting Stations (0.1%)		
Clear Channel Communications, 5.50%, 12/15/16	255,000	251
Total Television Broadcasting Stations		**251**
Wines and Distilled Beverages (0.1%)		
Brown Forman Corp., 3.00%, 3/15/08	125,000	122
Total Wines and Distilled Beverages		**122**
Total Investment Grade Bonds (Cost: $24,781)		**24,872**

Domestic and Foreign — Government and Agency Bonds (11.8%)		
Federal Government and Agencies (11.8%)		
BECCS, 0.00%, 11/15/11	500,000	470
Federal Home Loan Mortgage Corp., 4.50%, 5/1/19	306,500	306
Federal Home Loan Mortgage Corp., 5.00%, 11/1/19	498,195	506
Federal Home Loan Mortgage Corp., 5.50%, 9/1/19	95,752	99
Federal Home Loan Mortgage Corp., 5.50%, 8/1/34	1,496,810	1,522
Federal Home Loan Mortgage Corp., 6.50%, 5/1/34	106,696	112
Housing & Urban Development, 6.08%, 8/1/13	100,000	110
State of Israel, 7.25%, 12/15/28	350,000	394
Tennessee Valley Authority Stripped, 0.00%, 4/15/42	1,000,000	747
US Treasury, 2.25%, 4/30/06	7,525,000	7,463
US Treasury, 2.875%, 11/30/06	3,550,000	3,539
US Treasury, 3.00%, 11/15/07	1,890,000	1,878
US Treasury, 3.50%, 12/15/09	4,970,000	4,946
US Treasury, 4.25%, 11/15/14	980,000	983
US Treasury, 5.375%, 2/15/31	55,000	59
Total Domestic and Foreign — Government and Agency Bonds (Cost: $23,207)		**23,134**

Mortgage and Asset Backed Securities (2.8%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies (2.7%)		
Federal National Mortgage Association, 5.00%, 3/1/34	398,204	396
Federal National Mortgage Association, 5.00%, 11/1/34	1,273,567	1,264
Federal National Mortgage Association, 5.50%, 9/1/34	417,879	424
Federal National Mortgage Association, 5.50%, 10/1/34	797,243	810
Federal National Mortgage Association, 6.00%, 10/1/34	837,996	867
Federal National Mortgage Association, 6.00%, 11/1/34	799,196	827
Federal National Mortgage Association, TBA, 6.00%, 1/1/35	250,000	258
Government National Mortgage Association, TBA, 4.50%, 1/1/35	585,726	571
Total Federal Government and Agencies		**5,417**
International Affairs (0.1%)		
Overseas Private Investment, 4.10%, 11/15/14	125,040	125
Total International Affairs		**125**
Total Mortgage and Asset Backed Securities (Cost: $5,545)		**5,542**

Below Investment Grade Bonds (7.2%)	Shares/ $ Par	Value $ (000's)
Autos/Vehicle Parts (0.3%)		
Affinia Group, Inc., 9.00%, 11/30/14 144A	55,000	57
Collins & Aikman Products, 10.75%, 12/31/11	47,000	48
Cooper Tire & Rubber Co., 8.375%, 12/15/14 144A	115,000	114
Delco Remy International, Inc., 9.375%, 4/15/12	63,000	65
HLI Operating Co., 10.50%, 6/15/10	87,000	93
The Pep Boys — Manny, Moe & Jack, 7.50%, 12/15/14	47,000	48
(e)Standadyne Corp., 0.00%, 2/15/15 144A	160,000	95
Tenneco Automotive, Inc., 8.625% 11/15/14 144A	65,000	68
Visteon Corp., 7.00%, 3/10/14	86,000	82
Total Autos/Vehicle Parts		**670**
Basic Materials (1.0%)		
Chemicals (0.5%)		
BCP Caylux Holding, 9.625%, 6/15/14 144A	107,000	121
Borden US Fin/Nova Scot, 9.00%, 7/15/14 144A	38,000	42
Crompton Corp., 9.875%, 8/1/12 144A	63,000	72
Huntsman International, LLC, 7.375%, 1/1/15 144A	71,000	71
Chemicals continued		
Huntsman LLC, 11.625%, 10/15/10	50,000	59
Huntsman LLC, 11.50%, 7/15/12 144A	75,000	89
Invista, 9.25%, 5/1/12 144A	130,000	145
(e)KI Holdings, Inc., 0.00%, 11/15/14 144A	150,000	96
Rockwood Specialties Group, Inc., 10.265%, 5/15/11	100,000	115
Terra Capital Corp., 11.50%, 6/1/10	64,000	73
Total		**883**
Metals/Mining (0.1%)		
Asia Aluminum Holdings, Ltd., 8.00%, 12/23/11 144A	37,000	37
IMCO Recycling Escrow, 9.00%, 11/15/14 144A	100,000	104
Ispat Inland ULC, 9.75%, 4/1/14	17,000	21
Ryerson Tull, Inc., 8.25%, 12/15/11 144A	81,000	82
Total		**244**
Packaging/Containers (0.2%)		
Anchor Glass Container, 11.00%, 2/15/13	60,000	64
(e)Consolidated Container, Co., 9.00%, 6/15/09	75,000	63
Graham Packaging Co., 9.875%, 10/15/14 144A	142,000	152
Owens-Brockway Glass Containers, 6.75%, 12/1/14 144A	66,000	67
Pliant Corp., 11.125%, 9/1/09	111,000	121
Total		**467**
Paper & Forest Products (0.2%)		
Abitibi-Consolidated, Inc., 7.75%, 06/15/11	104,000	109
Ainsworth Lumber Co., Ltd., 7.25%, 10/1/12 144A	88,000	90
Appleton Papers, Inc., 8.125%, 6/15/11	57,000	61
Appleton Papers, Inc., 9.75%, 6/15/14	50,000	55
Neenah Paper, Inc., 7.375%, 11/15/14 144A	47,000	48
Total		**363**
Total Basic Materials		**1,957**
Builders/Building Materials (0.3%)		
Building Materials (0.2%)		
Goodman Global Holdings, 7.875%, 12/15/12 144A	117,000	115
Integrated Electrical Services, Inc., 9.375%, 2/1/09	40,000	38
Ply Gem Industries, Inc., 9.00%, 2/15/12 144A	99,000	100
RMCC Acquisition Co., 9.50%, 11/1/12 144A	58,000	58
THL BuildCo, Inc., 8.50%, 9/1/14 144A	50,000	52
Total		**363**

Below Investment Grade Bonds (7.2%)	Shares/ $ Par	Value $ (000's)
Home Builders (0.1%)		
Technical Olympic USA, Inc., 7.50%, 3/15/11	75,000	76
Technical Olympic USA, Inc., 9.00%, 7/1/10	50,000	54
William Lyon Homes, 7.50%, 2/15/14	75,000	72
William Lyon Homes, 7.625%, 12/15/12 144A	32,000	31
Total		**233**
Total Builders/Building Materials		**596**
Capital Goods (0.5%)		
Ames True Temper, Inc., 10.00%, 7/15/12	124,000	127
Amsted Industries, Inc., 10.25%, 10/15/11 144A	50,000	57
Bombardier Recreational, 8.375%, 12/15/13	25,000	27
Coleman Cable, Inc., 9.875%, 10/1/12 144A	70,000	74
Columbus McKinnon Corp., 10.00%, 8/1/10	50,000	56
DA-Lite Screen Co., Inc., 9.50%, 5/15/11	120,000	133
Douglas Dynamics LLC, 7.75%, 1/15/12 144A	72,000	73
ITRON, Inc., 7.75%, 5/15/12 144A	75,000	76
Parker-Ohio Industries, Inc., 8.375%, 11/15/14 144A	94,000	94
Rexnord Corp., 10.125%, 12/15/12	100,000	113
Sup Essx Com & Essx Group, 9.00%, 4/15/12	110,000	113
Trimas Corp., 9.875%, 6/15/12	50,000	53
Total Capital Goods		**996**
Consumer Products/Retailing (1.1%)		
Consumer Products (0.5%)		
American Achievement Corp., 8.25%, 4/1/12	75,000	78
Amscan Holdings, Inc., 8.75%, 5/1/14	109,000	109
Coinmach Corp., 9.00%, 2/1/10	86,000	90
Hines Nurseries, Inc., 10.25%, 10/1/11	81,000	88
Jafra Cosmetics, 10.75%, 5/15/11	50,000	57
Jostens IH Corp., 7.625%, 10/1/12 144A	52,000	54
(e)Jostens Holding Corp., 10.25%, 12/1/13	75,000	53
Playtex Products, Inc., 9.375%, 6/1/11	138,000	147
Samsonite Corp., 8.875%, 6/1/11	123,000	133
Sealy Mattress Co., 8.25%, 6/15/14	76,000	81
(e)Simmons Co., 0.00%, 12/15/14 144A	180,000	110
Total		**1,000**
Retail Food & Drug (0.2%)		
Jean Coutu Group, Inc., 8.50%, 8/1/14 144A	123,000	126
Rite Aid Corp., 9.25%, 6/1/13	114,000	115
Stater Brothers Holdings, 8.125%, 6/15/12	108,000	114
Total		**355**

Below Investment Grade Bonds (7.2%)	Shares/ $ Par	Value $ (000's)
Retail Stores (0.1%)		
Blockbuster, Inc., 9.00%, 9/1/12 144A	105,000	104
Finlay Fine Jewelry Corp., 8.375%, 6/1/12	88,000	95
Total		**199**
Textile/Apparel (0.3%)		
Levi Strauss & Co., 9.75%, 1/15/15 144A	102,000	101
Oxford Industries, Inc., 8.875%, 6/1/11	118,000	127
Perry Ellis International, Inc., 8.875%, 9/15/13	50,000	53
Phillips Van Heusen, 7.25%, 2/15/11	100,000	105
Propex Fabrics, Inc., 10.00%, 12/1/12 144A	116,000	120
Total		**506**
Total Consumer Products/Retailing		**2,060**
Energy (0.2%)		
Gas Pipelines/Oil Field Services (0.1%)		
Hanover Equipment Trust 01 A, 0.00%, 3/31/07	50,000	44
Parker Drilling Co., 9.625%, 10/1/13	75,000	84
Total		**128**
Oil & Gas Exploration/Production (0.1%)		
Chesapeake Energy Corp., 6.375%, 6/15/15 144A	58,000	60
Harvest Operations Corp., 7.875%, 10/15/11 144A	29,000	29
Stone Energy Corp., 6.75%, 12/15/14 144A	48,000	48
Venoco, Inc., 8.75%, 12/15/11 144A	75,000	77
Total		**214**
Oil Refining & Marketing (0.0%)		
United Refining Co., 10.50%, 8/15/12 144A	75,000	79
Total		**79**
Total Energy		**421**
Financials (0.2%)		
Financials Services (0.1%)		
Dollar Financial Group, 9.75%, 11/15/11	75,000	81
LaBranche and Co., 11.00%, 5/15/12	63,000	68
Refco Finance Holdings, 9.00%, 8/1/12 144A	100,000	110
Total		**259**
Insurance (0.1%)		
Crum and Forster Holding Corp., 10.375%, 6/15/13	50,000	56

Below Investment Grade Bonds (7.2%)	Shares/ $ Par	Value $ (000's)
Insurance continued		
Fairfax Financial Holdings, 7.75%, 4/26/12	115,000	117
Total		173
Total Financials		432
Foods (0.4%)		
Food/Beverage/Tobacco (0.3%)		
B&G Foods, Inc., 8.00%, 10/1/11	58,000	62
Chiquita Brands International, 7.50%, 11/1/14 144A	39,000	39
Gold Kist, Inc., 10.25%, 3/15/14	39,000	46
Land O Lakes, Inc., 9.00%, 12/15/10	92,000	101
Merisant Co., 9.50%, 7/15/13 144A	75,000	67
North Atlantic Trading, 9.25%, 3/1/12	100,000	85
Pinnacle Foods Holding, 8.25%, 12/1/13 144A	65,000	62
Standard Commercial Corp., 8.00%, 4/15/12	92,000	95
(e)Tabletop Holdings, 12.25%, 5/15/14 144A	125,000	53
Total		610
Restaurants (0.1%)		
Buffets, Inc., 11.25%, 7/15/10	118,000	125
Total		125
Total Foods		735
Gaming/Leisure/Lodging (0.7%)		
Gaming (0.4%)		
American Casino & Entertainment, 7.85%, 2/1/12	50,000	53
Herbst Gaming, Inc., 7.00%, 11/15/14 144A	30,000	30
(d)Hollywood Casino Shreveport, 13.00%, 8/1/06	50,000	42
Inn of the Mountain Gods, 12.00%, 11/15/10	68,000	80
Majestic Star Casino LLC, 9.50%, 10/15/10	129,000	137
Resort Intl. Hotel/Casino, 11.50%, 3/15/09	75,000	88
River Rock Entertainment, 9.75%, 11/1/11	75,000	84
Wheeling Island Gaming, 10.125%, 12/15/09	75,000	80
Wynn Las Vegas LLC/Corp., 6.625%, 12/1/14 144A	187,000	185
Total		779
Leisure (0.3%)		
AMC Entertainment, Inc., 9.875%, 2/1/12	117,000	128
Intrawest Corp., 7.50%, 10/15/13 144A	53,000	56
LCE Acquisition Corp., 9.00%, 8/1/14 144A	125,000	135
Universal City Development Corp., 11.75%, 4/1/10	88,000	104

Below Investment Grade Bonds (7.2%)	Shares/ $ Par	Value $ (000's)
Leisure continued		
Universal City Florida, 8.375%, 5/1/10 144A	48,000	50
WMG Holdings Corp., 6.905%, 12/15/11 144A	77,000	78
Total		551
Total Gaming/Leisure/Lodging		1,330
Health Care/Pharmaceuticals (0.5%)		
Alliance Imaging, Inc., 7.25%, 12/15/12 144A	78,000	79
General Nutrition Center, 8.50%, 12/1/10	150,000	142
Iasis Healthcare Corp., 8.75%, 6/15/14	104,000	113
Medcath Holdings Corp., 9.875%, 7/15/12	87,000	94
Omega Healthcare Investors, 7.00%, 4/1/14	50,000	51
Tenet Healthcare Corp., 9.875%, 7/1/14 144A	101,000	110
Universal Hospital Service, 10.125%, 11/1/11	50,000	52
US Oncology, Inc., 9.00%, 8/15/12 144A	99,000	111
Vanguard Health Holding II, 9.00%, 10/1/14 144A	145,000	156
Ventas Realty LP, 9.00%, 5/1/12	50,000	58
Total Health Care/Pharmaceuticals		966
Media 0.5%		
Broadcasting (0.0%)		
Sinclair Broadcast Group, 8.00%, 3/15/12	57,000	61
Total		61
Cable/Satellite (0.4%)		
Cablevision Systems Corp., 8.00%, 4/15/12 144A	125,000	134
Echostar DBS Corp., 6.625%, 10/1/14 144A	100,000	101
Insight Midwest, 9.75%, 10/1/09	50,000	52
Kabel Deutschland GMBH, 10.625%, 7/1/14 144A	100,000	115
MediaCom LLC, 9.50%, 1/15/13	75,000	75
NTL Cable PLC, 8.75%, 4/15/14 144A	50,000	56
Panamsat Corp., 9.00%, 8/15/14 144A	83,000	93
(e)Panamsat Holding Corp., 0.00%, 11/1/14 144A	58,000	40
Rogers Cable, Inc., 6.25%, 6/15/13	52,000	52
Rogers Cable, Inc., 6.75%, 3/15/15 144A	70,000	72
Total		790

Below Investment Grade Bonds (7.2%)	Shares/ $ Par	Value $ (000's)
Publishing (0.1%)		
Dex Media, Inc., 8.00%, 11/15/13	50,000	54
WDAC Subsidiary Corp., 8.375%, 12/1/14 144A	70,000	69
Total		**123**
Total Media		**974**
Services (0.2%)		
Environmental Services (0.1%)		
Allied Waste North America, 7.375%, 4/15/14	162,000	155
Total		**155**
Services-Other (0.1%)		
Alderwoods Group, Inc., 7.75%, 9/15/12 144A	41,000	44
Buhrmann U.S., Inc., 8.25%, 7/1/14	63,000	64
Petro Stopping Center, 9.00%, 2/15/12	75,000	79
United Rentals NA, Inc., 6.50%, 2/15/12	122,000	119
Total		**306**
Total Services		**461**
Technology (0.1%)		
Amkor Technologies, Inc., 7.125%, 3/15/11	100,000	94
Magnachip Semiconductor, 8.00%, 12/15/14 144A	69,000	72
Stats Chippac, Inc., 6.75%, 11/15/11 144A	88,000	87
Xerox Corp., 7.20%, 4/1/16	47,000	50
Total Technology		**303**
Telecommunications (0.7%)		
Telecommunications — Wireless (0.3%)		
Alamosa Delaware, Inc., 8.50%, 1/31/12	50,000	55
Centennial Communications, 8.125%, 2/1/14	133,000	137
(e)IWO Escrow Co., 0.00%, 1/15/15 144A	57,000	35
Nextel Communications, 6.875%, 10/31/13	50,000	54
Rogers Wireless, Inc., 6.375%, 3/1/14	62,000	61
Rogers Wireless, Inc., 7.25%, 12/15/12 144A	48,000	51
Rogers Wireless, Inc., 8.00%, 12/15/12 144A	29,000	31
SBA Communications Corp., 8.50%, 12/1/12 144A	82,000	84
US Unwired, Inc., 10.00%, 6/15/12	87,000	98
Total		**606**
Telecommunications-Wireline (0.4%)		
(e)AT&T Corp., 9.75%, 11/15/31	116,000	137
Citizens Communications, 9.00%, 8/15/31	116,000	133
MCI, Inc., 7.735%, 5/1/14	170,000	182
Qwest Communications International, 7.50%, 11/1/08	25,000	25

Below Investment Grade Bonds (7.2%)	Shares/ $ Par	Value $ (000's)
Telecommunications-Wireline (continued)		
Qwest Communications International, 7.25%, 2/15/11 144A	75,000	77
Qwest Corp., 7.875%, 9/1/11 144A	80,000	87
Qwest Services Corp., Inc., 13.50%, 12/15/10 144A	48,000	58
Securus Technologies, Inc., 11.00%, 9/1/11 144A	63,000	63
Total		**762**
Total Telecommunications		**1,368**
Transportation (0.2%)		
Horizon Lines LLC, 9.00%, 11/1/12 144A	55,000	59
Laidlaw International, Inc., 10.75%, 6/15/11	28,000	33
OMI Corp., 7.625%, 12/1/13	75,000	80
Ship Finance International, Ltd., 8.50%, 12/15/13	100,000	103
Stena AB, 7.50%, 11/1/13	50,000	52
Stena AB, 9.625%, 12/1/12	50,000	57
TFM SA DE C V, 12.50%, 6/15/12	50,000	58
Total Transportation		**442**
Utilities (0.2%)		
Aquila, Inc., 9.95%, 2/1/11	70,000	79
Midwest Generation LLC, 8.75%, 5/1/34	60,000	68
NRG Energy, Inc., 8.00%, 12/15/13 144A	25,000	27
Reliant Energy, Inc., 6.75%, 12/15/14	52,000	52
Sierra Pacific Resources, 8.625%, 3/15/14	75,000	85
Utilicorp Canada Finance, 7.75%, 6/15/11	58,000	60
Total Utilities		**371**
Total Below Investment Grade Bonds (Cost: $13,502)		**14,082**

Money Market Investments (12.2%)	Shares/ $ Par	Value $ (000's)
Federal Government and Agencies (11.8%)		
(b)Federal Home Loan Bank, 2.24%, 1/26/05	21,800,000	21,766
Federal Home Loan Mortgage Co., 2.42%, 3/22/05	1,500,000	1,492
Total Federal Government and Agencies		**23,258**

Money Market Investments (12.2%)	Shares/ $ Par	Value $ (000's)
Personal Credit Institutions (0.4%)		
CXC, Inc., 2.20%, 1/3/05	800,000	800
Total Personal Credit Institutions		**800**
Total Money Market Investments (Cost: $24,058)		**24,058**
Total Investments (99.9%) (Cost $174,381)(a)		**196,400**
Other Assets, Less Liabilities (0.1%)		**168**
Total Net Assets (100.0%)		**196,568**

* Non-Income Producing

ADR — American Depository Receipt
RB — Revenue Bond

144A after the name of a security represents a security exempt from registration under Rule 144A of the securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2004, the value of these securities was 8,939, representing 4.55% of net assets.

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes (in thousands) was $174,760 and the net unrealized appreciation of investments based on that cost was $21,640 which is comprised of $22,884 aggregate gross unrealized appreciation and $1,244 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when-issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
S&P 500 Index Futures (Total Notional Value at December 31, 2004, $15,047)	51	3/05	$428
US Ten Year Treasury Note (Total Notional Value at December 31, 2004, $225)	2	3/05	$ 1

(d) Defaulted Security

(e) Step bond security that presently receives no coupon payments. At the predetermined date, the stated coupon rate becomes effective.

The Accompanying Notes are an Integral Part of the Financial Statements

Balanced Portfolio

Objective:
A high level of current income and capital growth with a low risk profile

Portfolio Strategy:
Achieve consistent returns and low volatility by diversifying among assets.

Net Assets:
$3.0 billion

The investment objective of the Balanced Portfolio is to realize as high a level of long-term total rate of return as is consistent with prudent investment risk. The Portfolio's total rate of return consists of current income, including dividends, interest and discount accruals, and capital appreciation. The assets of the Balanced Portfolio will be invested in the following three market sectors: common stock and other equity securities including the securities in which the Index 500 Stock Portfolio invests; bonds and other debt securities with maturities generally exceeding one year, including the securities in which the Select Bond Portfolio invests; and money market instruments and other debt securities with maturities generally not exceeding one year including the securities in which the Money Market Portfolio invests. The Balanced Portfolio seeks to achieve its investment objectives by adjusting the mix of investments among the three market sectors. The manager attempts to capitalize on variation in return potential produced by the interaction of changing financial markets and economic conditions.

The Balanced Portfolio differs from the Asset Allocation Portfolio in several ways. It invests in just three asset classes, while the Asset Allocation Portfolio utilizes six categories of assets, including riskier securities such as small-cap stocks, foreign stocks and high yield bonds. The equity portion of the Balanced Portfolio is indexed, while the equities in the Asset Allocation Portfolio are actively managed. The Balanced Portfolio is therefore designed to be a lower risk portfolio, with less volatility than the Asset Allocation Portfolio. In a market in which riskier investments are rewarded, the Balanced Portfolio will normally underperform the Asset Allocation Portfolio. The fact that the Balanced Portfolio cannot own small cap or international stocks had a negative influence on performance in 2004, a year in which those assets classes outperformed the broad stock market.

Definition of an appropriate benchmark for comparison of returns of the Balanced Portfolio is difficult because there is no index that includes both equity and debt securities. Accordingly, comparisons are provided with three different indices: the S&P 500 Index for stocks, Merrill Lynch Domestic Master Index for bonds, and the Merrill Lynch Three-Month U.S. Treasury Bill Index for short-term investments. As expected, the Balanced Portfolio's performance for the year ended December 31, 2004 was a blend of stock and bond performance. The Portfolio had a total return of 7.89%, below the return of 10.88% on the S&P 500, but above the return of the bond benchmark, the Merrill Lynch Domestic Master Index, which had a return of 4.34%, and the Merrill Lynch Three-Month U.S. Treasury Bill Index, which had a return of 1.33%. (These indices are unmanaged, cannot be invested in directly, and do not include administrative expenses or sales charges.) The Portfolio underperformed its peer group, Flexible Portfolio Funds, which had an average return of 8.25% for the same period, according to Lipper Analytical Services, Inc. ("Lipper"), an independent mutual fund ranking agency. The Portfolio's slight underperformance relative to its peer group resulted mainly from its inability to own riskier assets — particularly small cap and foreign stocks and high yield bonds — as they moved up sharply during the fourth quarter of 2004. The Portfolio was above the peer group performance for the first nine months of the year, and then slipped in the last quarter as the riskiest, highest beta assets outperformed.

In general, stocks performed nicely for the year ended December 31, 2004. The S&P 500 Index posted a gain of 10.88%, while the higher risk segments of the market posted even larger gains. Small cap stocks, as measured by the S&P SmallCap 600 Index, gained 22.65%, and mid cap stocks, as measured by the S&P MidCap 400 Index, gained 16.49% for the year. The majority of the gains across all sectors came in the fourth quarter of 2004. Earlier in the year the stock market languished, as a number of economic concerns dampened investors' spirits. A combination of rising oil prices, a weakening dollar, rising interest rates, the Iraqi war, and the upcoming presidential election put a drag on the economy and the market. But in the fourth quarter, especially following the November elections, the market experienced a dramatic turnaround. A significant drop in oil prices beginning in October also served as a catalyst for the change, and the gains made during the fourth quarter accounted for most of the gain for the year. The fourth quarter alone accounted for 9.23% of the S&P 500 Index's 2004 annual gain of 10.88%.

Bonds also posted positive returns for the year and added to the Balanced Portfolio's performance. The Merrill Lynch Domestic Master Index had a return of 4.34% for the year, although the higher risk segments of the bond market — as in the stock market — posted much higher returns. High yield bonds, as measured by the Lehman Intermediate High Yield Index, gained 10.85% in 2004.

The target asset mix for the Balanced Portfolio is established and adjusted with input from an asset valuation model designed to gauge the relative attractiveness of stocks versus bonds. Changes are at the margin, so that there are always core positions in both asset classes. During 2004, the asset mix was changed several times to take advantage of market moves. Equities were reduced in the first quarter of 2004, and remained at an average to below average weighting through the third quarter, as stocks languished. Heading into the fourth quarter of 2004, the stock weighting was increased and the Portfolio was in a good position to take advantage of the fourth quarter rally. At year end, the Portfolio's stock exposure was at an above neutral weighting of approximately 57% as the rally subsided, and investment grade bonds made up 42% of the Portfolio.

Balanced Portfolio

Relative Performance



$40,000
30,000
20,000
10,000
0
12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03 12/04
Balanced Portfolio
Merrill Lynch Domestic Master Index
Merrill Lynch Three Months T-Bill Index
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2004

	1 Year	5 years	10 years
Balanced Portfolio	7.89%	2.62%	10.12%
Merrill Lynch Domestic Master Index	4.34%	7.74%	7.74%
Merrill Lynch Three Months T-Bill Index	1.33%	2.95%	4.14%
S&P 500 Index	10.88%	-2.30%	12.07%
Flexible Portfolio Funds Lipper Average	8.25%	3.44%	10.16%

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 12/31/94. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

In the graph, the Portfolio is compared against three indices representing the three major components of the Portfolio: equities, fixed income and cash equivalent investments. The indices cannot be invested in directly and do not include sales charges.

The Merrill Lynch Domestic Master Index is an unmanaged market value weighted index comprised of U.S. Government, mortgage and investment-grade corporate bonds. The Index measures the income provided by, and the price changes of, the underlying securities.

The Merrill Lynch Three Months T-Bill Index is comprised of a single issue purchased at the beginning of each month and held for a full month. The issue selected at each month-end rebalancing is the outstanding Treasury bill that matures closest to, but not beyond, three months from the rebalancing date.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. As of December 31, 2004, the 500 companies in the composite had a median market capitalization of $10.6 billion and a total market value of $11.2 trillion. The S&P 500 represents approximately 60.2% of the market value of the Compustat's database of about 9,381 equities. The index cannot be invested in directly and does not include sales charges.

The Lipper *Variable* Insurance Products (VIP) Flexible Portfolio Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that allocate investments across various asset classes, including domestic common stocks, bonds, and money market instruments with a focus on total return. Source: Lipper, Inc.

Sector Allocation 12/31/04



Mortgage and Asset Backed Securities 7%
Short-Term Investments & Other Net Assets 1%
Government and Agency Bonds 16%
Equities (including index futures) 57%
Corporate Bonds 19%

Sector allocation is based on Net Assets.
Sector allocation is subject to change.

No investment strategy can guarantee a profit or protect against a loss.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,060.00	$1.55
Hypothetical (5% return before expenses)	$1,000.00	$1,023.32	$1.53

* *Expenses are equal to the Fund's annualized expense ratio of 0.30%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2004

Revenue Bonds (0.1%)	Shares/ $ Par	Value $ (000's)
Municipal Bonds - Revenue (0.1%)		
Nashville & Davidson County, Tennessee Health and Educational Facilities Board of The Metropolitan Government, 0.00%, 6/1/21, RB	9,800,000	4,469
Total Revenue Bonds (Cost: $4,277)		**4,469**
Corporate Bonds (18.8%)		
Auto Related (1.5%)		
American Honda Finance, 4.50%, 5/26/09 144A	6,180,000	6,287
Ford Motor Credit Co., 5.70%, 1/15/10	2,265,000	2,286
Ford Motor Credit Co., 7.375%, 10/28/09	3,485,000	3,759
General Motors Acceptance Corp., 5.625%, 5/15/09	4,500,000	4,500
General Motors Acceptance Corp., 6.75%, 12/1/14	2,420,000	2,423
Household Finance Corp., 4.125%, 11/16/09	4,400,000	4,376
Household Finance Corp., 6.50%, 1/24/06	7,108,000	7,348
Toyota Motor Credit Corp., 2.70%, 1/30/07	3,800,000	3,746
Toyota Motor Credit Corp., 5.65%, 1/15/07	9,750,000	10,167
Total		**44,892**
Automobiles And Other Motor Vehicles (0.2%)		
Ford Motor Co., 7.45%, 7/16/31	1,480,000	1,488
General Motors Corp., 8.375%, 7/15/33	3,535,000	3,663
Total		**5,151**
Beverages, Malt Beverages (1.0%)		
Anheuser-Busch Companies, Inc., 7.00%, 12/1/25	4,800,000	5,086
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	910,000	1,082
Coca-Cola Enterprises, Inc., 5.25%, 5/15/07	8,975,000	9,330
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	4,175,000	4,307
Coca-Cola Enterprises, Inc., 5.75%, 3/15/11	10,000,000	10,805
Total		**30,610**
Broad Woven Fabric Mills, Manmade (0.0%)		
(d)Polysindo International Finance, 11.375%, 6/15/06	6,500,000	585
Total		**585**

Corporate Bonds (18.8%)	Shares/ $ Par	Value $ (000's)
Cable and Other Pay Television Services (0.2%)		
Comcast Corp., 5.30%, 1/15/14	3,750,000	3,867
Time Warner Entertainment Co., 8.375%, 7/15/33	1,250,000	1,615
Total		**5,482**
Chemicals and Allied Products (0.1%)		
Monsanto Co., 4.00%, 5/15/08	4,240,000	4,254
Total		**4,254**
Commercial Banks (3.3%)		
Bank of America Corp., 5.375%, 6/15/14	4,550,000	4,748
Bank of America Corp., 7.40%, 1/15/11	2,668,000	3,091
Bank of America Corp., 7.875%, 5/16/05	2,800,000	2,852
Bank One Corp., 5.25%, 1/30/13	5,000,000	5,135
BP Capital Markets PLC, 4.00%, 4/29/05	4,500,000	4,520
Citigroup, Inc., 1.39%, 2/14/05	5,500,000	5,500
Citigroup, Inc., 4.50%, 7/29/09	5,200,000	5,255
First Union Corp., 7.55%, 8/18/05	2,800,000	2,880
HBOS Treasury Services PLC, 1.52%, 3/14/05	4,500,000	4,500
HBOS Treasury Services PLC, 4.00%, 9/15/09 144A	5,100,000	5,085
Key Bank NA, 5.80%, 7/1/14	5,630,000	5,963
PNC Bank NA, 5.25%, 1/15/17	8,475,000	8,548
Rabobank Capital Fund II, 5.26%, 12/31/13 144A	3,730,000	3,795
Royal Bank of Canada New York, 2.3425%, 1/24/05	5,500,000	5,500
Royal Bank of Scotland Group PLC, 5.05%, 1/8/15	7,980,000	8,066
UnionBanCal Corp., 5.25%, 12/16/13	800,000	811
US Bank NA, 4.95%, 10/30/14	4,725,000	4,742
Wachovia Bank NA, 4.80%, 11/1/14	2,675,000	2,658
Wells Fargo & Co., 4.20%, 1/15/10	7,500,000	7,530
Wells Fargo Bank, 6.20%, 12/1/05	4,100,000	4,201
Wells Fargo Bank, 6.45%, 2/1/11	4,850,000	5,394
Total		**100,774**
Computer and Other Data Processing Service (0.3%)		
Gtech Holdings Corp., 4.75%, 10/15/10	8,350,000	8,382
Total		**8,382**
Consumer Non-Cyclical (0.6%)		
The Clorox Co., 4.20%, 1/15/10 144A	4,240,000	4,262
The Clorox Co., 5.00%, 1/15/15 144A	2,660,000	2,706
Estee Lauder, Inc., 5.75%, 10/15/33	2,580,000	2,653
The Gillette Co., 2.50%, 6/1/08	5,000,000	4,860
Johnson & Johnson, Inc., 6.625%, 9/1/09	2,800,000	3,117
Total		**17,598**

Corporate Bonds (18.8%)	Shares/ $ Par	Value $ (000's)
Crude Petroleum and Natural Gas (0.7%)		
Conoco Funding Co., 6.35%, 10/15/11	5,000,000	5,582
Occidental Petroleum, 4.00%, 11/30/07	2,800,000	2,818
Occidental Petroleum, 7.65%, 2/15/06	4,360,000	4,564
Occidental Petroleum, 8.45%, 2/15/29	1,900,000	2,574
Occidental Petroleum, 10.125%, 9/15/09	3,230,000	3,987
XTO Energy Inc., 5.00%, 1/31/15 144A	2,500,000	2,484
Total		**22,009**
Data Processing and Preparation (0.3%)		
First Data Corp., 3.90%, 10/1/09	8,400,000	8,368
Total		**8,368**
Eating Places (0.2%)		
McDonald's Corp., 3.875%, 8/15/07	2,900,000	2,910
McDonald's Corp., 5.375%, 4/30/07	2,250,000	2,345
Total		**5,255**
Electric Services (1.6%)		
FPL Group Capital, Inc., 4.086%, 2/16/07	4,390,000	4,437
Indiana Michigan Power, 5.05%, 11/15/14	3,660,000	3,658
Kiowa Power Partners LLC, 4.811%, 12/30/13 144A	1,685,000	1,689
Kiowa Power Partners LLC, 5.737%, 3/30/21 144A	4,785,000	4,804
Oncor Electric Delivery, 6.375%, 1/15/15	800,000	881
PacifiCorp, 5.45%, 9/15/13	15,540,000	16,264
Peco Energy Co., 4.75%, 10/1/12	7,925,000	8,003
PPL Electric Utilities Corp., 4.30%, 6/1/13	4,775,000	4,609
Public Service Electric & Gas Corp., 5.00%, 1/1/13	1,500,000	1,531
Virginia Electric & Power Co., 5.25%, 12/15/15	3,645,000	3,707
Total		**49,583**
Electrical and Electronic Machinery, Equip (0.3%)		
General Electric Co., 5.00%, 2/1/13	7,875,000	8,079
Total		**8,079**
Electrical Equipment and Supplies (0.2%)		
Cooper Industries, Inc., 5.50%, 11/1/09	5,100,000	5,395
Total		**5,395**
Electronic Computers (0.4%)		
Hewlett-Packard Co., 5.50%, 7/1/07	6,000,000	6,258
Hewlett-Packard Co., 6.50%, 7/1/12	4,800,000	5,375
Total		**11,633**
Federal Savings Institutions (0.3%)		
World Savings Bank FSB, 4.125%, 12/15/09	7,700,000	7,701
Total		**7,701**

Corporate Bonds (18.8%)	Shares/ $ Par	Value $ (000's)
Fire, Marine and Casualty Insurance (0.8%)		
Berkley (WR) Corp., 9.875%, 5/15/08	4,310,000	5,067
Berkshire Hathaway, Inc., 4.625%, 10/15/13	9,020,000	8,992
Berkshire Hathaway, Inc., 5.10%, 7/15/14 144A	1,300,000	1,332
Berkshire Hathaway, Inc., 3.40%, 7/2/07 144A	2,500,000	2,494
Progressive Corp., 6.375%, 1/15/12	4,540,000	5,011
Total		**22,896**
Gas Transmission And Distribution (0.1%)		
Consolidated Natural Gas Co., 5.00%, 12/1/14	3,585,000	3,588
Total		**3,588**
Media (0.6%)		
Time Warner, Inc., 6.875%, 5/1/12	2,500,000	2,847
Viacom, Inc., 5.625%, 5/1/07	11,400,000	11,919
Viacom, Inc., 5.625%, 8/15/12	2,500,000	2,674
Total		**17,440**
Motors and Generators (0.3%)		
Emerson Electric Co., 4.50%, 5/1/13	1,570,000	1,556
Emerson Electric Co., 5.75%, 11/1/11	1,918,000	2,079
Emerson Electric Co., 5.85%, 3/15/09	4,480,000	4,805
Total		**8,440**
Personal Credit Institutions (0.3%)		
SLM Corp., 4.00%, 1/15/10	5,560,000	5,517
USAA Capital Corp., 7.54%, 3/30/05	3,400,000	3,437
Total		**8,954**
Petroleum Refining (0.2%)		
Amerada Hess Corp., 7.125%, 3/15/33	2,500,000	2,749
Valero Energy Corp., 4.75%, 6/15/13	2,500,000	2,470
Total		**5,219**
Pharmaceutical Preparations (1.2%)		
Abbott Laboratories, 3.75%, 3/15/11	3,750,000	3,675
Astrazeneca PLC, 5.40%, 6/1/14	5,350,000	5,625
GlaxoSmithKline Capital, Inc., 4.375%, 4/15/14	5,355,000	5,217
Merck & Co. Inc., 4.125%, 1/18/05	4,500,000	4,503
Merck & Co., Inc., 6.40%, 3/1/28	1,475,000	1,607
Merck & Co., Inc. 5.95%, 12/1/28	1,794,000	1,857
Pfizer, Inc., 4.50%, 2/15/14	2,680,000	2,650
Pfizer, Inc., 5.625%, 2/1/06	7,175,000	7,368
Pfizer, Inc., 5.625%, 4/15/09	4,125,000	4,385
Total		**36,887**
Phone Communications Except Radiophone (0.8%)		
BellSouth Corp., 5.20%, 9/15/14	5,010,000	5,106
SBC Communications, Inc., 5.10%, 9/15/14	5,500,000	5,551
Sprint Capital Corp., 8.375%, 3/15/12	5,000,000	6,092
Telecom Italia Capital, 4.95%, 9/30/14 144A	2,200,000	2,155
Verizon Global Funding Corp., 4.375%, 6/1/13	5,000,000	4,872
Total		**23,776**

Corporate Bonds (18.8%)	Shares/ $ Par	Value $ (000's)
Radio,TV Electronic Stores (0.4%)		
RadioShack Corp., 7.375%, 5/15/11	9,590,000	10,900
Total		**10,900**
Railroads, Line-Haul Operating (0.6%)		
Burlington Northern Santa Fe, 6.125%, 3/15/09	5,600,000	6,019
Union Pacific Corp., 3.875%, 2/15/09	5,600,000	5,560
Union Pacific Corp., 7.375%, 9/15/09	5,600,000	6,324
Total		**17,903**
Real Estate Investment Trusts (0.3%)		
ERP Operating LP, 4.75%, 6/15/09	1,870,000	1,909
ERP Operating LP, 5.25%, 9/15/14	5,000,000	5,064
First Industrial LP, 5.25%, 6/15/09	1,925,000	1,979
Total		**8,952**
Retail-Retail Stores (0.8%)		
Fortune Brands, Inc., 4.875%, 12/1/13	2,070,000	2,101
Home Depot, Inc., 3.75%, 9/15/09 144A	14,000,000	13,874
Limited Brands, Inc., 6.95%, 3/1/33	4,118,000	4,480
VF Corp., 6.00%, 10/15/33	4,450,000	4,542
Total		**24,997**
Savings Institutions Except Federal (0.1%)		
U.S. Central Credit Union, 2.75%, 5/30/08	3,950,000	3,823
Total		**3,823**
Security Brokers and Dealers (0.8%)		
Credit Suisse First Boston USA, Inc., 4.70%, 6/1/09	5,900,000	6,037
Goldman Sachs Group, Inc., 5.15%, 1/15/14	6,800,000	6,891
Merrill Lynch & Co., Inc., 5.00%, 1/15/15	6,700,000	6,674
Morgan Stanley, 5.30%, 3/1/13	4,000,000	4,119
Total		**23,721**
Television Broadcasting Stations (0.2%)		
Clear Channel Communications, 5.50%, 12/15/16	5,560,000	5,480
Total		**5,480**
Wines and Distilled Beverages (0.1%)		
Brown Forman Corp., 3.00%, 3/15/08	2,500,000	2,445
Total		**2,445**
Total Corporate Bonds (Cost: $561,536)		**561,172**

Government and Agency Bonds (15.8%)	Shares/ $ Par	Value $ (000's)
Federal Government & Agencies (15.8%)		
Aid-Israel, 0.00%, 11/15/22	11,600,000	4,493
Aid-Israel, 0.00%, 11/15/23	11,500,000	4,208
Aid-Israel, 5.50%, 3/18/33	9,725,000	10,210
BECCS, 0.00%, 11/15/11	8,400,000	7,896
Federal Government & Agencies continued		
Federal Home Loan Bank, 1.58%, 5/20/05	7,900,000	7,873
Federal Home Loan Bank, 1.875%, 1/15/05	4,500,000	4,499
Federal Home Loan Bank, 5.54%, 1/8/09	5,000,000	5,341
Federal Home Loan Bank, 7.125%, 2/15/05	4,500,000	4,523
Federal Home Loan Mortgage Corp., 5.00%, 10/1/19	4,475,641	4,548
Federal Home Loan Mortgage Corp., 6.50%, 5/1/34	4,268,133	4,480
Federal Home Loan Mortgage Corp., 4.50%, 5/1/19	4,290,994	4,279
Federal Home Loan Mortgage Corp., 5.50%, 9/1/19	1,962,921	2,029
Federal Home Loan Mortgage Corp., 6.50%, 4/1/11	1,714,980	1,818
Federal Home Loan Mortgage Corp., 7.50%, 10/1/27	960,748	1,032
Housing & Urban Development, 6.17%, 8/1/14	14,981,000	16,651
State of Israel, 7.25%, 12/15/28	5,200,000	5,859
Tennessee Valley Authority Stripped, 0.00%, 4/15/42	6,100,000	4,559
US Treasury, 2.25%, 4/30/06	109,000,000	108,098
(f)US Treasury, 2.50%, 10/31/06	77,069,000	76,349
(f)US Treasury, 2.875%, 11/30/06	76,100,000	75,862
(f)US Treasury, 3.00%, 11/15/07	36,200,000	35,977
US Treasury, 3.50%, 12/15/09	46,300,000	46,076
(f)US Treasury, 4.25%, 11/15/14	16,510,000	16,553
US Treasury, 5.375%, 2/15/31	15,525,000	16,788
Total		**470,001**
Total Government and Agency Bonds (Cost: $466,310)		**470,001**

Mortgage and Asset Backed Securities (6.9%)	Shares/ $ Par	Value $ (000's)
Boat Dealers (0.0%)		
Nationscredit Grantor Trust, Series 1997-2, Class A1, 6.35%, 4/15/14	174,901	175
Total		**175**
Commercial Mortgages (2.2%)		
Asset Securitization Corp., Series 1997-D5, Class PS1, 1.62%, 2/14/43 IO	19,170,381	1,004
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class A2, 6.60%, 11/19/07	6,921,465	7,355

Mortgage and Asset Backed Securities (6.9%)	Shares/ $ Par	Value $ (000's)
Commercial Mortgages continued		
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class B, 6.60%, 11/19/07	2,500,000	2,686
Commercial Mortgage Acceptance Corp., Series 1997-ML1, Class B, 6.64%, 12/15/30	2,500,000	2,683
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class A2, 7.26%, 6/20/29 144A	2,691,501	2,878
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class B, 7.28%, 6/20/29 144A	3,250,000	3,510
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class A1, 7.00%, 11/2/06 144A	6,162,847	6,288
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class B, 7.00%, 11/2/11 144A	5,700,000	6,239
DLJ Commercial Mortgage Corp., Series 1998-CF1, Class S, 0.70%, 1/15/18 IO	221,807,952	6,330
DLJ Mortgage Acceptance Corp., Series 1997-CF2, Class S, 0.35%, 10/15/30 IO 144A	13,738,181	253
Enterprise Mortgage Acceptance Co., Series 1998-1, Class IO, 1.37%, 1/15/23 IO 144A	27,012,140	1,165
Midland Realty Acceptance Corp., Series 1996-C2, Class AEC, 1.35%, 1/25/29 IO 144A	12,148,245	302
Mortgage Capital Funding, Inc., Series 1997-MC1, Class A3, 7.29%, 3/20/27	7,345,990	7,595
Nomura Asset Securities Corp., Series 1998-D6, Class A2, 6.99%, 3/15/30	15,000,000	17,434
(d)RMF Commercial Mortgage Pass-Through, Series 1997-1, Class F, 7.47%, 1/15/19 144A	1,800,000	180
Total		**65,902**
Federal Government & Agencies (3.7%)		
Federal National Mortgage Association, 4.00%, 6/1/19	2,012,639	1,966
Federal National Mortgage Association, 4.50%, 8/1/19	2,043,235	2,038
Federal National Mortgage Association, 5.00%, 3/1/34	13,809,497	13,727
Federal National Mortgage Association, 5.50%, 9/1/34	14,748,683	14,981
Federal National Mortgage Association, 5.97%, 10/1/08	1,582,449	1,675
Federal National Mortgage Association, 6.24%, 2/1/06	4,474,769	4,549
Federal National Mortgage Association, 6.265%, 10/1/08	5,287,103	5,640

Mortgage and Asset Backed Securities (6.9%)	Shares/ $ Par	Value $ (000's)
Federal Government & Agencies continued		
Federal National Mortgage Association, 6.315%, 3/1/06	4,731,754	4,823
Federal National Mortgage Association, 6.34%, 2/1/08	3,734,493	3,951
Federal National Mortgage Association, 6.75%, 11/1/07	756,708	805
Federal National Mortgage Association, 6.75%, 4/25/18	4,085,805	4,289
Federal National Mortgage Association, 6.75%, 12/25/23	1,177,308	1,196
Federal National Mortgage Association, 7.00%, 4/1/26	1,190,734	1,268
Federal National Mortgage Association, 11.00%, 12/1/12	15,981	18
Federal National Mortgage Association, 11.00%, 9/1/17	67,002	74
Federal National Mortgage Association, 11.00%, 12/1/17	12,732	14
Federal National Mortgage Association, 11.00%, 2/1/18	46,687	52
Federal National Mortgage Association, 11.50%, 4/1/18	44,876	50
Federal National Mortgage Association, 12.00%, 9/1/12	150,478	168
Federal National Mortgage Association, 12.00%, 12/1/12	54,505	61
Federal National Mortgage Association, 12.00%, 9/1/17	30,782	35
Federal National Mortgage Association, 12.00%, 10/1/17	27,985	32
Federal National Mortgage Association, 12.00%, 12/1/17	13,199	15
Federal National Mortgage Association, 12.00%, 2/1/18	44,985	51
Federal National Mortgage Association, 12.50%, 4/1/18	10,161	12
Federal National Mortgage Association, 13.00%, 11/1/12	32,816	37
Federal National Mortgage Association, 13.00%, 11/1/17	11,985	14
Federal National Mortgage Association, 13.00%, 12/1/17	8,973	10
Federal National Mortgage Association, 13.00%, 2/1/18	51,693	60
Federal National Mortgage Association, 14.00%, 12/1/17	20,092	24
Federal National Mortgage Association, TBA, 6.00%, 1/1/35	8,000,000	8,269
Government National Mortgage Association, 5.00%, 7/15/33	3,866,752	3,875
Government National Mortgage Association, 5.50%, 1/15/32	392,945	402
Government National Mortgage Association, 5.50%, 2/15/32	3,531,949	3,614
Government National Mortgage Association, 5.50%, 9/15/32	122,320	125

Mortgage and Asset Backed Securities (6.9%)	Shares/ $ Par	Value $ (000's)
Federal Government & Agencies continued		
Government National Mortgage Association, 7.00%, 5/15/23	1,081,349	1,157
Government National Mortgage Association, 7.00%, 6/15/23	61,375	66
Government National Mortgage Association, 7.00%, 7/15/23	166,345	177
Government National Mortgage Association, 7.00%, 8/15/23	526	1
Government National Mortgage Association, 7.00%, 9/15/23	22,826	24
Government National Mortgage Association, 7.00%, 10/15/23	38,832	42
Government National Mortgage Association, 7.00%, 11/15/23	243,985	261
Government National Mortgage Association, 7.00%, 12/15/27	72,175	77
Government National Mortgage Association, 7.00%, 1/15/28	76,154	81
Government National Mortgage Association, 7.00%, 2/15/28	11,603	12
Government National Mortgage Association, 7.00%, 4/15/28	100,992	108
Government National Mortgage Association, 7.00%, 5/15/28	138,752	148
Government National Mortgage Association, 7.00%, 6/15/28	242,004	257
Government National Mortgage Association, 7.00%, 7/15/28	373,680	398
Government National Mortgage Association, 7.50%, 1/15/23	88,167	96
Government National Mortgage Association, 7.50%, 6/15/23	45,740	49
Government National Mortgage Association, 7.50%, 6/15/24	1,355	1
Government National Mortgage Association, 7.50%, 7/15/24	30,811	33
Government National Mortgage Association, 7.50%, 8/15/25	1,349	1
Government National Mortgage Association, 7.50%, 9/15/25	7,452	8
Government National Mortgage Association, 7.50%, 12/15/25	44,210	48
Government National Mortgage Association, 7.50%, 1/15/26	1,502	2
Government National Mortgage Association, 7.50%, 3/15/26	24,146	26
Government National Mortgage Association, 7.50%, 6/15/26	57,917	63
Government National Mortgage Association, 7.50%, 9/15/26	1,552	2
Government National Mortgage Association, 7.50%, 10/15/26	5,223	6
Government National Mortgage Association, 7.50%, 12/15/26	51,231	56
Government National Mortgage Association, 7.50%, 1/15/27	1,326	1

Mortgage and Asset Backed Securities (6.9%)	Shares/ $ Par	Value $ (000's)
Federal Government & Agencies continued		
Government National Mortgage Association, 7.50%, 2/15/27	38,042	41
Government National Mortgage Association, 7.50%, 3/15/27	3,428	4
Government National Mortgage Association, 7.50%, 4/15/27	122,627	132
Government National Mortgage Association, 7.50%, 5/15/27	40,561	44
Government National Mortgage Association, 7.50%, 7/15/27	20,636	22
Government National Mortgage Association, 8.00%, 9/15/24	68,491	75
Government National Mortgage Association, 8.00%, 5/15/26	28,021	30
Government National Mortgage Association, 8.00%, 6/15/26	29,424	32
Government National Mortgage Association, 8.00%, 7/15/26	69,347	75
Government National Mortgage Association, 8.00%, 8/15/26	28,105	31
Government National Mortgage Association, 8.00%, 9/15/26	69,110	75
Government National Mortgage Association, 8.00%, 10/15/26	101,113	111
Government National Mortgage Association, 8.00%, 12/15/26	29,255	32
Government National Mortgage Association, 8.00%, 4/15/27	92,783	101
Government National Mortgage Association, 8.00%, 6/15/27	22,409	24
Government National Mortgage Association, 8.00%, 7/15/27	21,096	23
Government National Mortgage Association, 8.00%, 7/20/28	200,787	217
Government National Mortgage Association, 8.50%, 5/15/22	545	1
Government National Mortgage Association, 8.50%, 10/15/22	8,317	9
Government National Mortgage Association, 8.50%, 12/15/22	2,851	3
Government National Mortgage Association, 8.50%, 6/15/24	661	1
Government National Mortgage Association, 8.50%, 7/15/24	8,024	9
Government National Mortgage Association, 8.50%, 12/15/24	1,043	1
Government National Mortgage Association, 8.50%, 1/15/25	1,652	2
Government National Mortgage Association, 8.50%, 2/15/25	4,221	4
Government National Mortgage Association, 8.50%, 11/15/25	1,202	1
Government National Mortgage Association, 8.50%, 1/15/26	9,634	11
Government National Mortgage Association, 8.50%, 3/15/26	4,914	6

Mortgage and Asset Backed Securities (6.9%)	Shares/ $ Par	Value $ (000's)
Federal Government & Agencies continued		
Government National Mortgage Association, 8.50%, 4/15/26	6,574	7
Government National Mortgage Association, 8.50%, 5/15/26	850	1
Government National Mortgage Association, 11.00%, 1/15/18	1,437,291	1,610
Government National Mortgage Association, TBA, 4.50%, 1/1/35	20,513,909	20,000
Vendee Mortgage Trust, Series 1998-3, Class E, 6.50%, 3/15/29	4,500,000	4,633
Total		**108,489**
Finance Services (0.5%)		
Morgan Stanley Capital, Series 1998-WF2, Class A2, 6.54%, 5/15/08	15,000,000	16,117
Total		**16,117**
Housing Programs (0.0%)		
Rural Housing Trust 1987-1, Series 1, Class D, 6.33%, 4/1/26	943,098	943
Total		**943**
International Affairs (0.1%)		
Overseas Private Investment, 4.10%, 11/15/14	4,334,720	4,319
Total		**4,319**
Retail-Retail Stores (0.4%)		
LB Mortgage Trust, Series 1991-2, Class A3, 8.39%, 1/20/17	9,956,872	11,357
Total		**11,357**
Total Mortgage and Asset Backed Securities (Cost: $201,267)		**207,302**

Common Stocks (47.7%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary (5.7%)		
*AutoNation, Inc.	33,300	640
*AutoZone, Inc.	10,075	920
*Bed Bath & Beyond, Inc.	37,900	1,510
Best Buy Co., Inc.	40,900	2,430
*Big Lots, Inc.	14,200	172
The Black & Decker Corp.	10,200	901
Brunswick Corp.	12,100	599
Carnival Corp.	79,773	4,597
Centex Corp.	15,700	935
Circuit City Stores, Inc.	24,600	385
Clear Channel Communications, Inc.	72,250	2,420
*Coach, Inc.	23,800	1,342
*Comcast Corp. — Class A	279,637	9,306
Cooper Tire & Rubber Co.	9,400	203
Dana Corp.	18,915	328
Darden Restaurants, Inc.	19,849	551
Delphi Automotive Systems Corp.	70,669	637
Dillard's, Inc. — Class A	10,336	278
Dollar General Corp.	41,265	857
Dow Jones & Co., Inc.	10,280	443
Consumer Discretionary continued		
Eastman Kodak Co.	36,117	1,165
*eBay, Inc.	83,500	9,709
Family Dollar Stores, Inc.	21,100	659
Federated Department Stores, Inc.	21,312	1,232
Ford Motor Co.	230,507	3,375
Fortune Brands, Inc.	18,133	1,400
Gannett Co., Inc.	32,150	2,627
The Gap, Inc.	110,425	2,332
General Motors Corp.	71,125	2,849
Genuine Parts Co.	21,975	968
*The Goodyear Tire & Rubber Co.	22,100	324
Harley-Davidson, Inc.	36,975	2,246
Harrah's Entertainment, Inc.	14,150	946
*Hasbro, Inc.	22,275	432
Hilton Hotels Corp.	48,650	1,106
The Home Depot, Inc.	276,597	11,823
International Game Technology	43,400	1,492
*The Interpublic Group of Companies, Inc.	53,300	714
J. C. Penney Co., Inc.	35,925	1,487
Johnson Controls, Inc.	24,000	1,523
Jones Apparel Group, Inc.	15,400	563
KB Home	5,800	606
Knight-Ridder, Inc.	9,650	646
*Kohl's Corp.	43,233	2,126
Leggett & Platt, Inc.	24,067	684
The Limited, Inc.	51,199	1,179
Liz Claiborne, Inc.	13,700	578
Lowe's Companies, Inc.	97,350	5,606
Marriott International, Inc. — Class A	28,200	1,776
Mattel, Inc.	52,260	1,019
The May Department Stores Co.	36,800	1,082
Maytag Corp.	9,967	210
McDonald's Corp.	158,371	5,077
The McGraw-Hill Companies, Inc.	23,940	2,191
Meredith Corp.	6,300	341
The New York Times Co. — Class A	18,292	746
Newell Rubbermaid, Inc.	34,611	837
News Corp., Inc. — Class A	376,100	7,018
NIKE, Inc. — Class B	33,100	3,002
Nordstrom, Inc.	17,633	824
*Office Depot, Inc.	39,343	683
OfficeMax, Inc.	11,800	370
Omnicom Group, Inc.	23,500	1,982
Pulte Homes, Inc.	16,100	1,027
RadioShack Corp.	19,967	657
Reebok International, Ltd.	7,300	321
Sears, Roebuck & Co.	26,050	1,329
The Sherwin-Williams Co.	17,760	793
Snap-on, Inc.	7,217	248
The Stanley Works	10,350	507
Staples, Inc.	62,750	2,115
*Starbucks Corp.	50,350	3,140
Starwood Hotels & Resorts Worldwide, Inc.	26,100	1,524
Target Corp.	112,743	5,855
Tiffany & Co.	18,333	586
*Time Warner, Inc.	576,900	11,215
The TJX Companies, Inc.	60,700	1,525

Common Stocks (47.7%)	Shares/ $ Par	Value $ (000's)
Consumer Discretionary continued		
*Toys R" Us, Inc.	27,050	554
Tribune Co.	40,031	1,687
*Univision Communications, Inc. — Class A	40,700	1,191
V. F. Corp.	13,943	772
Viacom, Inc. — Class B	214,761	7,815
Visteon Corp.	16,312	159
The Walt Disney Co.	257,333	7,154
Wendy's International, Inc.	14,350	563
Whirlpool Corp.	8,350	578
Yum! Brands, Inc.	36,880	1,740
Total		**170,064**
Consumer Staples (5.0%)		
Adolph Coors Co. — Class B	4,700	356
Alberto-Culver Co.	11,500	559
Albertson's, Inc.	46,395	1,108
Altria Group, Inc.	258,504	15,794
Anheuser-Busch Companies, Inc.	99,519	5,049
Archer-Daniels-Midland Co.	82,475	1,840
Avon Products, Inc.	59,550	2,305
Brown-Forman Corp. — Class B	15,368	748
Campbell Soup Co.	51,854	1,550
The Clorox Co.	19,150	1,129
The Coca-Cola Co.	304,700	12,685
Coca-Cola Enterprises, Inc.	59,100	1,232
Colgate-Palmolive Co.	66,754	3,415
ConAgra Foods, Inc.	64,733	1,906
Costco Wholesale Corp.	59,052	2,859
CVS Corp.	50,433	2,273
General Mills, Inc.	45,933	2,283
The Gillette Co.	125,065	5,600
H.J. Heinz Co.	43,983	1,715
Hershey Foods Corp.	31,000	1,722
Kellogg Co.	52,043	2,324
Kimberly-Clark Corp.	61,397	4,041
*The Kroger Co.	93,073	1,633
McCormick & Co., Inc.	17,200	664
The Pepsi Bottling Group, Inc.	31,500	852
PepsiCo, Inc.	212,200	11,077
The Procter & Gamble Co.	319,546	17,600
Reynolds American, Inc.	18,600	1,462
*Safeway, Inc.	56,400	1,113
Sara Lee Corp.	98,884	2,387
SUPERVALU, Inc.	16,950	585
SYSCO Corp.	80,550	3,075
UST, Inc.	20,833	1,002
Wal-Mart Stores, Inc.	533,433	28,175
Walgreen Co.	128,754	4,940
Wm. Wrigley Jr. Co.	28,233	1,953
Total		**149,011**

Common Stocks (47.7%)	Shares/ $ Par	Value $ (000's)
Energy (3.4%)		
Amerada Hess Corp.	11,500	947
Anadarko Petroleum Corp.	31,177	2,021
Apache Corp.	41,130	2,080
Ashland, Inc.	9,000	525
Baker Hughes, Inc.	42,240	1,802
BJ Services Co.	20,300	945
Burlington Resources, Inc.	49,272	2,143
ChevronTexaco Corp.	266,868	14,014
ConocoPhillips	86,903	7,546
Devon Energy Corp.	61,200	2,382
El Paso Corp.	81,017	843
EOG Resources, Inc.	14,940	1,066
Exxon Mobil Corp.	812,571	41,653
Halliburton Co.	55,685	2,185
Kerr-McGee Corp.	19,057	1,101
Kinder Morgan, Inc.	15,633	1,143
Marathon Oil Corp.	43,691	1,643
*Nabors Industries, Ltd.	18,850	967
*Noble Corp.	17,050	848
Occidental Petroleum Corp.	49,680	2,899
*Rowan Companies, Inc.	13,550	351
Schlumberger, Ltd.	74,133	4,963
Sunoco, Inc.	9,250	756
*Transocean, Inc.	40,554	1,719
Unocal Corp.	33,133	1,433
Valero Energy Corp.	32,300	1,466
The Williams Companies, Inc.	70,100	1,142
Total		**100,583**
Financials (9.8%)		
ACE, Ltd.	35,800	1,530
AFLAC, Inc.	63,750	2,540
The Allstate Corp.	86,469	4,472
Ambac Financial Group, Inc.	13,700	1,125
American Express Co.	158,100	8,913
American International Group, Inc.	328,090	21,547
AmSouth Bancorporation	44,745	1,159
Aon Corp.	39,875	951
Apartment Investment and Management Co. — Class A	11,900	459
Archstone-Smith Trust	24,600	942
Bank of America Corp	508,790	23,909
The Bank of New York Co., Inc.	97,820	3,269
BB&T Corp.	69,600	2,927
The Bear Stearns Companies, Inc.	13,045	1,335
Capital One Financial Corp.	30,600	2,577
The Charles Schwab Corp.	169,686	2,029
The Chubb Corp.	24,150	1,857
Cincinnati Financial Corp.	21,194	938
CIT Group, Inc.	26,500	1,214
Citigroup, Inc.	653,674	31,495
Comerica, Inc.	21,500	1,312
Compass Bancshares, Inc.	15,400	750
Countrywide Financial Corp.	73,098	2,705
*E*TRADE Group, Inc.	46,900	701
Equity Office Properties Trust	50,800	1,479
Equity Residential Properties Trust	35,600	1,288
Fannie Mae	121,929	8,684

Common Stocks (47.7%)	Shares/ $ Par	Value $ (000's)
Financials continued		
Federated Investors, Inc. — Class B	13,500	410
Fifth Third Bancorp	70,743	3,345
First Horizon National Corp.	15,500	668
Franklin Resources, Inc.	31,450	2,190
Freddie Mac	86,814	6,398
Golden West Financial Corp.	38,600	2,371
The Goldman Sachs Group, Inc.	61,000	6,346
The Hartford Financial Services Group, Inc.	36,950	2,561
Huntington Bancshares, Inc.	29,100	721
Janus Capital Group, Inc.	29,771	500
Jefferson-Pilot Corp.	17,153	891
JPMorgan Chase & Co.	448,709	17,505
KeyCorp	51,225	1,737
Lehman Brothers Holdings, Inc.	33,956	2,970
Lincoln National Corp.	21,960	1,025
Loews Corp.	23,333	1,640
M&T Bank Corp.	14,600	1,574
Marsh & McLennan Companies, Inc.	66,380	2,184
Marshall & Ilsley Corp.	28,100	1,242
MBIA, Inc.	17,750	1,123
MBNA Corp.	160,895	4,536
Mellon Financial Corp.	53,309	1,658
Merrill Lynch & Co., Inc.	117,300	7,011
MetLife, Inc.	93,715	3,796
MGIC Investment Corp.	12,200	841
Moody's Corp.	18,600	1,615
Morgan Stanley	137,831	7,652
National City Corp.	85,379	3,206
North Fork Bancorporation, Inc.	59,300	1,711
Northern Trust Corp.	27,650	1,343
Plum Creek Timber Co., Inc. (REIT)	23,100	888
The PNC Financial Services Group, Inc.	35,600	2,045
Principal Financial Group, Inc.	38,700	1,584
The Progressive Corp.	25,200	2,138
ProLogis	23,200	1,005
*Providian Financial Corp.	36,943	608
Prudential Financial, Inc.	64,600	3,550
Regions Financial Corp.	58,575	2,085
SAFECO Corp.	15,950	833
Simon Property Group, Inc.	27,900	1,804
SLM Corp.	54,158	2,891
Sovereign Bancorp, Inc.	43,500	981
The St. Paul Travelers Companies, Inc.	84,331	3,126
State Street Corp.	42,000	2,063
SunTrust Banks, Inc.	46,667	3,448
Synovus Financial Corp.	39,050	1,116
T. Rowe Price Group, Inc.	16,100	1,001
Torchmark Corp.	13,650	780
U.S. Bancorp	235,209	7,367
UnumProvident Corp.	37,306	669
Wachovia Corp.	201,988	10,626
Washington Mutual, Inc.	109,938	4,648
Wells Fargo & Co.	213,085	13,244
XL Capital, Ltd. — Class A	17,500	1,359
Zions Bancorporation	11,300	769
Total		**293,505**

Common Stocks (47.7%)	Shares/ $ Par	Value $ (000's)
Health Care (6.0%)		
Abbott Laboratories	196,125	9,149
Aetna, Inc.	18,579	2,318
Allergan, Inc.	16,533	1,340
AmerisourceBergen Corp.	13,200	775
*Amgen, Inc.	160,023	10,265
Applera Corp. — Applied Biosystems Group	24,667	516
Bausch & Lomb, Inc.	6,700	432
Baxter International, Inc.	77,600	2,680
Becton, Dickinson and Co.	31,950	1,815
*Biogen Idec, Inc.	42,020	2,799
Biomet, Inc.	31,855	1,382
*Boston Scientific Corp.	106,380	3,782
Bristol-Myers Squibb Co.	245,044	6,278
C. R. Bard, Inc.	13,200	845
Cardinal Health, Inc.	54,450	3,166
*Caremark Rx, Inc.	57,300	2,259
*Chiron Corp.	23,578	786
CIGNA Corp.	16,871	1,376
Eli Lilly and Co.	142,566	8,091
*Express Scripts, Inc.	9,600	734
*Fisher Scientific International, Inc.	14,800	923
*Forest Laboratories, Inc.	46,434	2,083
*Genzyme Corp.	31,200	1,812
*Gilead Sciences, Inc.	54,500	1,907
Guidant Corp.	40,112	2,892
HCA, Inc.	53,015	2,118
Health Management Associates, Inc. — Class A	30,700	698
*Hospira, Inc.	19,642	658
*Humana, Inc.	20,100	597
IMS Health, Inc.	29,233	678
Johnson & Johnson	373,823	23,708
*King Pharmaceuticals, Inc.	30,466	378
*Laboratory Corp. of America Holdings	17,400	867
Manor Care, Inc.	10,900	386
McKesson Corp.	36,993	1,164
*Medco Health Solutions, Inc.	34,362	1,429
*MedImmune, Inc.	31,300	849
Medtronic, Inc.	152,200	7,560
Merck & Co., Inc.	279,300	8,977
*Millipore Corp.	6,300	314
Mylan Laboratories, Inc.	33,900	599
PerkinElmer, Inc.	16,100	362
Pfizer, Inc.	948,559	25,507
Quest Diagnostics, Inc.	12,700	1,213
Schering-Plough Corp.	185,550	3,874
*St. Jude Medical, Inc.	45,000	1,887
Stryker Corp.	50,600	2,441
*Tenet Healthcare Corp.	58,750	645
*Thermo Electron Corp.	20,100	607
UnitedHealth Group, Inc.	82,328	7,247
*Waters Corp.	15,200	711
*Watson Pharmaceuticals, Inc.	13,800	453
*WellPoint, Inc.	37,200	4,278
Wyeth	168,071	7,158
*Zimmer Holdings, Inc.	30,873	2,474
Total		**180,242**

Common Stocks (47.7%)	Shares/ $ Par	Value $ (000's)
Industrials (5.6%)		
3M Co.	98,024	8,044
*Allied Waste Industries, Inc.	40,050	372
American Power Conversion Corp.	24,050	515
*American Standard Companies, Inc.	27,000	1,116
*Apollo Group, Inc. — Class A	23,300	1,881
Avery Dennison Corp.	13,950	837
The Boeing Co.	105,718	5,473
Burlington Northern Santa Fe Corp.	47,308	2,238
Caterpillar, Inc.	43,012	4,194
Cendant Corp.	132,573	3,100
Cintas Corp.	21,667	950
Cooper Industries, Ltd. — Class A	11,600	788
CSX Corp.	27,050	1,084
Cummins, Inc.	5,700	478
Danaher Corp.	38,900	2,233
Deere & Co.	31,240	2,324
*Delta Air Lines, Inc.	16,333	122
Dover Corp.	25,633	1,075
Eaton Corp.	19,100	1,382
Emerson Electric Co.	52,825	3,703
Equifax, Inc.	17,000	478
FedEx Corp.	37,840	3,727
Fluor Corp.	10,600	578
General Dynamics Corp.	25,200	2,636
General Electric Co.	1,331,698	48,606
Goodrich Corp.	15,000	490
H&R Block, Inc.	20,750	1,017
Honeywell International, Inc.	108,350	3,837
Illinois Tool Works, Inc.	37,200	3,448
Ingersoll-Rand Co. — Class A	21,670	1,740
ITT Industries, Inc.	11,600	980
L-3 Communications Holdings, Inc.	14,500	1,062
Lockheed Martin Corp.	55,722	3,095
Masco Corp.	56,400	2,060
*Monster Worldwide, Inc.	15,033	506
*Navistar International Corp.	8,820	388
Norfolk Southern Corp.	49,843	1,804
Northrop Grumman Corp.	46,362	2,520
PACCAR, Inc.	21,927	1,765
Pall Corp.	15,616	452
Parker-Hannifin Corp.	15,000	1,136
Pitney Bowes, Inc.	29,027	1,343
*Power-One, Inc.	10,600	95
R. R. Donnelley & Sons Co.	27,633	975
Raytheon Co.	56,900	2,209
Robert Half International, Inc.	21,860	643
Rockwell Automation, Inc.	23,250	1,152
Rockwell Collins, Inc.	22,250	878
Ryder System, Inc.	8,100	387
Southwest Airlines Co.	98,195	1,599
Textron, Inc.	17,350	1,280
Tyco International, Ltd.	253,383	9,055
Union Pacific Corp.	32,740	2,202
United Parcel Service, Inc. — Class B	141,200	12,066
United Technologies Corp.	64,333	6,648
W.W. Grainger, Inc.	11,300	753
Waste Management, Inc.	72,097	2,159
Total		**167,678**

Common Stocks (47.7%)	Shares/ $ Par	Value $ (000's)
Information Technology (7.7%)		
*ADC Telecommunications, Inc.	101,850	273
Adobe Systems, Inc.	30,075	1,887
*Advanced Micro Devices, Inc.	48,600	1,070
*Affiliated Computer Services, Inc. — Class A	16,200	975
*Agilent Technologies, Inc.	61,188	1,475
*Altera Corp.	46,865	970
Analog Devices, Inc.	47,343	1,748
*Andrew Corp.	20,262	276
*Apple Computer, Inc.	50,600	3,259
*Applied Materials, Inc.	213,900	3,658
*Applied Micro Circuits Corp.	38,800	163
Autodesk, Inc.	28,932	1,098
Automatic Data Processing, Inc.	73,400	3,255
*Avaya, Inc.	57,712	993
*BMC Software, Inc.	27,940	520
*Broadcom Corp. — Class A	41,500	1,340
*CIENA Corp.	72,000	240
*Cisco Systems, Inc.	829,367	16,007
*Citrix Systems, Inc.	21,380	524
Computer Associates International, Inc.	73,732	2,290
*Computer Sciences Corp.	23,850	1,344
*Compuware Corp.	48,743	315
*Comverse Technology, Inc.	24,900	609
*Convergys Corp.	17,850	268
*Corning, Inc.	176,600	2,079
*Dell, Inc.	312,967	13,188
*Electronic Arts, Inc.	38,500	2,375
Electronic Data Systems Corp.	64,700	1,495
*EMC Corp.	301,786	4,488
First Data Corp.	104,547	4,447
*Fiserv, Inc.	24,625	990
*Freescale Semiconductor Inc.	49,106	902
*Gateway, Inc.	47,050	283
Hewlett-Packard Co.	380,367	7,976
Intel Corp.	796,443	18,628
International Business Machines Corp.	209,710	20,672
*Intuit, Inc.	23,600	1,039
*Jabil Circuit, Inc.	25,333	648
*JDS Uniphase Corp.	181,900	577
*KLA-Tencor Corp.	24,600	1,146
*Lexmark International, Inc. — Class A	16,300	1,386
Linear Technology Corp.	38,650	1,498
*LSI Logic Corp.	48,500	266
*Lucent Technologies, Inc.	556,862	2,094
Maxim Integrated Products, Inc.	41,000	1,738
*Mercury Interactive Corp.	10,600	483
*Micron Technology, Inc.	77,150	953
Microsoft Corp.	1,369,400	36,576
Molex, Inc.	23,775	713
Motorola, Inc.	306,619	5,274
National Semiconductor Corp.	45,086	809
*NCR Corp.	11,700	810
*Network Appliance, Inc.	45,200	1,502
*Novell, Inc.	47,300	319
*Novellus Systems, Inc.	17,600	491
*NVIDIA Corp.	20,900	492
*Oracle Corp.	645,950	8,862

Common Stocks (47.7%)	Shares/ $ Par	Value $ (000's)
Information Technology continued		
*Parametric Technology Corp.	33,920	200
Paychex, Inc.	47,640	1,624
*PMC-Sierra, Inc.	22,400	252
*QLogic Corp.	11,650	428
QUALCOMM, Inc.	206,466	8,754
Sabre Holdings Corp. — Class A	17,109	379
*Sanmina-SCI Corp.	65,600	556
Scientific-Atlanta, Inc.	19,300	637
*Siebel Systems, Inc.	64,000	672
*Solectron Corp.	122,300	652
*Sun Microsystems, Inc.	423,654	2,279
*SunGard Data Systems, Inc.	36,400	1,031
*Symantec Corp.	79,900	2,058
Symbol Technologies, Inc.	30,350	525
Tektronix, Inc.	11,340	343
*Tellabs, Inc.	58,208	500
*Teradyne, Inc.	24,450	417
Texas Instruments, Inc.	217,675	5,359
*Unisys Corp.	42,350	431
*VERITAS Software Corp.	53,201	1,519
*Xerox Corp.	120,100	2,043
Xilinx, Inc.	43,900	1,302
*Yahoo!, Inc.	173,200	6,526
Total		**228,243**
Materials (1.5%)		
Air Products and Chemicals, Inc.	28,633	1,660
Alcoa, Inc.	109,643	3,445
Allegheny Technologies, Inc.	12,031	261
Ball Corp.	14,168	623
Bemis Co., Inc.	13,500	393
The Dow Chemical Co.	118,824	5,883
E. I. du Pont de Nemours and Co.	125,145	6,137
Eastman Chemical Co.	9,775	564
Ecolab, Inc.	32,500	1,142
Engelhard Corp.	15,400	472
Freeport-McMoRan Copper & Gold, Inc. — Class B	22,519	861
Georgia-Pacific Corp.	32,458	1,217
Great Lakes Chemical Corp.	6,400	182
*Hercules, Inc.	14,100	209
International Flavors & Fragrances, Inc.	11,875	509
International Paper Co.	61,324	2,576
Louisiana-Pacific Corp.	13,900	372
MeadWestvaco Corp.	25,514	865
Monsanto Co.	33,278	1,849
Newmont Mining Corp.	55,930	2,484
Nucor Corp.	20,034	1,049
*Pactiv Corp.	18,700	473
Phelps Dodge Corp.	12,010	1,188
PPG Industries, Inc.	21,633	1,475
Praxair, Inc.	40,900	1,806
Rohm and Haas Co.	28,334	1,253
*Sealed Air Corp.	10,536	561
Sigma-Aldrich Corp.	8,700	526
Temple-Inland, Inc.	7,100	486
United States Steel Corp.	14,350	735
Vulcan Materials Co.	12,900	704
Weyerhaeuser Co.	30,220	2,031
Total		**43,991**

Common Stocks (47.7%)	Shares/ $ Par	Value $ (000's)
Telecommunication Services (1.6%)		
ALLTEL Corp.	38,243	2,247
AT&T Corp.	100,274	1,911
BellSouth Corp.	230,735	6,412
CenturyTel, Inc.	17,000	603
Citizens Communications Co.	42,300	583
*Nextel Communications, Inc. — Class A	139,933	4,198
*Qwest Communications International, Inc.	228,720	1,016
SBC Communications, Inc.	417,633	10,762
Sprint Corp.	185,311	4,605
Verizon Communications, Inc.	348,738	14,128
Total		**46,465**
Utilities (1.4%)		
*The AES Corp.	81,675	1,116
*Allegheny Energy, Inc.	17,300	341
Ameren Corp.	24,533	1,230
American Electric Power Co., Inc.	49,820	1,711
*Calpine Corp.	67,340	265
Centerpoint Energy, Inc.	38,726	438
Cinergy Corp.	22,838	951
*CMS Energy Corp.	24,500	256
Consolidated Edison, Inc.	30,525	1,335
Constellation Energy Group, Inc.	22,200	970
Dominion Resources, Inc.	41,725	2,826
DTE Energy Co.	21,950	947
Duke Energy Corp.	120,542	3,053
*Dynegy, Inc. — Class A	47,900	221
Edison International	41,080	1,316
Entergy Corp.	28,191	1,905
Exelon Corp.	83,424	3,676
FirstEnergy Corp.	41,574	1,643
FPL Group, Inc.	23,343	1,745
KeySpan Corp.	20,200	797
Nicor, Inc.	5,550	205
NiSource, Inc.	34,084	776
Peoples Energy Corp.	4,700	207
*PG&E Corp.	50,775	1,690
Pinnacle West Capital Corp.	11,500	511
PPL Corp.	23,833	1,270
Progress Energy, Inc.	31,079	1,406
Public Service Enterprise Group, Inc.	29,940	1,550
Sempra Energy	29,359	1,077
The Southern Co.	93,200	3,124
TECO Energy, Inc.	25,200	387
TXU Corp.	30,215	1,951
Xcel Energy, Inc.	50,470	919
Total		**41,815**
Total Common Stocks (Cost: $759,069)		**1,421,597**

Money Market Investments (17.1%)		
Autos (5.1%)		
(b)BMW U.S. Capital Corp., 2.30%, 1/14/05	30,000,000	29,974
(b)Daimler Chrysler Auto, 2.25%, 1/12/05	15,000,000	14,990

Money Market Investments (17.1%)	Shares/ $ Par	Value $ (000's)
Autos continued		
(b)Daimler Chrysler Auto, 2.31%, 1/6/05	15,000,000	14,995
(b)Fcar Owner Trust I, 2.25%, 1/5/05	15,000,000	14,996
(b)Fcar Owner Trust I, 2.28%, 1/7/05	15,000,000	14,994
(b)New Center Asset Trust, 2.31%, 1/18/05	15,000,000	14,984
(b)New Center Asset Trust, 2.36%, 2/10/05	15,000,000	14,961
(b)Toyota Motor Credit Corp., 2.28%, 1/24/05	15,000,000	14,978
(b)Toyota Motor Credit Corp., 2.30%, 1/18/05	15,000,000	14,984
Total		**149,856**
Federal Government & Agencies (1.1%)		
(b)Federal Home Loan Mortgage Co., 2.42%, 3/22/05	34,200,000	34,027
Total		**34,027**
Finance Lessors (3.0%)		
(b)Delaware Funding, 2.29%, 2/2/05	15,000,000	14,969
Ranger Funding Co., LLC, 2.23%, 1/10/05	15,000,000	14,992
Ranger Funding Co., LLC, 2.33%, 1/18/05	15,000,000	14,983
Thunder Bay Funding, Inc, 2.27%, 1/20/05	15,000,000	14,982
Thunder Bay Funding, Inc, 2.34%, 1/24/05	15,000,000	14,978
Windmill Funding Corp., 2.33%, 2/3/05	15,000,000	14,968
Total		**89,872**
Finance Services (1.9%)		
(b)Ciesco LP, 2.20%, 1/3/05	10,740,000	10,739
(b)Citicorp, 2.27%, 1/20/05	15,000,000	14,982
Preferred Receivable Funding, 2.25%, 1/12/05	15,000,000	14,989
Preferred Receivable Funding, 2.27%, 1/13/05	15,000,000	14,989
Total		**55,699**
Flavoring Extracts and Syrups (0.5%)		
(b)Coca-Cola Co., 2.31%, 1/20/05	15,000,000	14,982
Total		**14,982**
Personal Credit Institutions (1.0%)		
(b)American General, 2.37%, 1/28/05	15,000,000	14,973
(b)Household Finance Corp., 2.28%, 2/4/05	15,000,000	14,968
Total		**29,941**
Petroleum Refining (0.5%)		
Chevrontexaco Funding Corp, 2.25%, 1/5/05	15,000,000	14,996
Total		**14,996**

Money Market Investments (17.1%)	Shares/ $ Par	Value $ (000's)
Pharmaceutical Preparations (0.5%)		
Pfizer, Inc., 2.00%, 1/4/05	15,000,000	14,998
Total		**14,998**
Security Brokers and Dealers (1.0%)		
(b)Merrill Lynch, 2.28%, 1/24/05	15,000,000	14,978
Morgan Stanley Dean Witter, 2.32%, 1/18/05	15,000,000	14,984
Total		**29,962**
Short Term Business Credit (1.5%)		
American Express Credit, 2.26%, 1/6/05	15,000,000	14,995
Old Line Funding Corp., 2.32%, 1/20/05	15,000,000	14,982
USAA Cap Corp, 2.28%, 1/5/05	15,000,000	14,996
Total		**44,973**
Utilities (1.0%)		
(b)National Rural Utility, 2.27%, 1/11/05	15,000,000	14,990
(b)National Rural Utility, 2.32%, 1/19/05	15,000,000	14,983
Total		**29,973**
Total Money Market Investments (Cost: $509,269)		**509,279**
Total Investments (106.4%) (Cost $2,501,728)(a)		**3,173,820**
Other Assets, Less Liabilities (-6.4%)		**(190,641)**
Total Net Assets (100.0%)		**2,983,179**

* Non-Income Producing

144A after the name of a security represents a security exempt from registration under Rule 144A of the securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2004, the value of these securities was $71,782, representing 2.41% of net assets.

IO — Interest Only Security
RB — Revenue Bond

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes (in thousands) was $2,506,806 and the net unrealized appreciation of investments based on that cost was $667,014 which is comprised of $782,266 aggregate gross unrealized appreciation and $115,252 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when-issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
S&P 500 Index Futures (Total Notional Value at December 31, 2004, $265,239)	899	3/05	$7,540
US Ten Year Treasury Note (Total Notional Value at December 31, 2004, $11,248)	100	3/05	$ 55

(d) Defaulted Security

(f) All or a portion of the securities have been loaned. See Note 6.

The Accompanying Notes are an Integral Part of the Financial Statements

High Yield Bond Portfolio

Objective:	Portfolio Strategy:	Net Assets:
High current income and capital appreciation with moderate risk.	Generate superior performance by investing in a diversified mix of fixed income securities rated below investment grade.	$229 million

The investment objective of the High Yield Bond Portfolio is to achieve high current income and capital appreciation. The Portfolio invests primarily in debt securities that are rated below investment grade by at least one major rating agency. High yield debt securities are often called "junk bonds."

For the year ended December 31, 2004, the Portfolio had a total return of 12.76%, outperforming its benchmark, the Lehman High Yield Intermediate Index, which returned 10.85%. (This Index is unmanaged, cannot be invested in directly and does not include administrative expenses or sales charges.) The average return for the Portfolio's peer group, High Current Yield Funds, was 9.84% for the same period, according to Lipper Analytical Services, Inc. ("Lipper"), an independent mutual fund ranking agency. The High Yield Bond Portfolio has performed better than the Index since inception (May 3, 1994). The Portfolio's outperformance during 2004 can be attributed to a combination of quality mix, industry sector exposure and individual credit selections.

Following an exceptional year in 2003, the High Yield Bond Portfolio once again reported double digit returns in 2004. During the first half of 2004, the Federal Reserve Board outlined a measured approach to raising interest rates; high yield credit spreads tightened and high yield bonds performed well in an environment of rising interest rates. For the year overall, high yield bonds benefited from a strengthening economy, which is positive for earnings and cash flow of the leveraged companies that issue high yield bonds. Technical factors also supported the high yield market, as investors seeking yield in a low interest rate environment demonstrated a willingness to take on more risk. Although the expectation for high yield bonds in 2004 was good, gains were even better than expected. Overall, the high yield sector was the best performing domestic fixed income sector for the year. The reason lies in good fundamentals. High yield bonds perform best when things are going well in the economy. That was true in 2004, when we experienced good growth, good corporate earnings, and good cash flow. Very low default rates (less than 3%, according to Moody's) also helped, with more positive credit rating changes reported for the year than negative.

The Portfolio's outperformance in 2004 was the result of three factors: a moderately aggressive quality mix, industry sector selection and individual credit selection. The Portfolio's emphasis on B-rated, rather than higher quality, bonds helped its performance as lower quality bonds outperformed. The Portfolio also had good exposure to several industry sectors that turned in good performance for the year, including Telecom-Wireline, Financial Services, Cable TV and Satellite, and Chemicals. In addition, very few bonds in the Portfolio disappointed, as there were relatively few credit problems during 2004. Individual credit selections that performed particularly well during 2004 included AT&T, Huntsman Chemical, Appleton Papers, Playtex Products and Kabel Deutschland.

In 2003, and again in 2004, high yield bonds produced above-average returns. That level of return should not be anticipated for future periods. As we enter 2005, we will look for long-term interest rates to rise moderately with continued growth in the economy, and we also expect that high yield credit spreads will be maintained, given the strong fundamentals in the corporate sector.

We will continue to look for opportunities to achieve the Portfolio's primary investment strategy of achieving high current income and capital appreciation by investing in industries and individual companies that are attractively priced relative to the overall high yield market.

High Yield Bond Portfolio

Relative Performance



$24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03 12/04
High Yield Bond Portfolio
Lehman Brothers High Yield Intermediate Market Index
Citigroup High Yield

Average Annual Total Return
For Periods Ended December 31, 2004

	1 Year	5 Years	10 Years
High Yield Bond Portfolio	12.76%	7.21%	8.41%
Lehman Brothers High Yield Intermediate Market Index	10.85%	6.23%	7.59%
Citigroup High Yield Cash Pay Index	10.51%	7.75%	8.62%
High Current Yield Funds Lipper Average	9.84%	4.95%	7.14%

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 12/31/94. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Bonds and other debt obligations are affected by changes in interest rates, inflation risk and the creditworthiness of their issuers. High yield bonds generally have greater price swings and higher default risks than investment grade bonds. Return of principal is not guaranteed. In contrast to owning individual bonds, there are ongoing fees and expenses associated with owning shares of bond funds.

The total return performance for the High Yield Bond Portfolio has been shown in comparison with the Lehman Brothers High Yield Intermediate Market Index. The Lehman Brothers index is one of several appropriate measures of portfolio performance since it has a quality and maturity profile that resembles the High Yield Bond Portfolio. The index cannot be invested in directly and does not include sales charges. The Lehman Brothers High Yield Intermediate Market Index is made up of dollar-denominated, nonconvertible, SEC publicly registered fixed rate noninvestment grade issues. The bonds will have remaining maturities of between one and ten years and have an outstanding par value of at least $100 million. Yankee and global bonds (SEC registered) of issuers in G-7 countries are included. Original issue zero coupon bonds and step-up coupon structures are also included; however, the index excludes pay-in-kind (PIK) bonds. Each bond must be rated Ba1 or lower by Moody's Investor Service. If a Moody's rating is unavailable, the bonds must be rated BB+ or lower by Standard & Poor's, or by Fitch if an S&P rating is unavailable. A few unrated bonds are included in the index; to be eligible they must have previously held a high yield rating or have been associated with a high yield issuer. The index is an unmanaged market value weighted index and measures the income provided by, and the price changes of, the underlying securities.

The Citigroup High Yield Cash Pay Index captures the performance of below-investment-grade debt issued by corporations domiciled in the United States or Canada. The index includes only cash-pay bonds (both registered and Rule 144A) with maturities of at least one year and a minimum amount outstanding of US$100 million.

The fund is changing its benchmark index from the Lehman Brothers High Yield Intermediate Market Index to the Citigroup High Yield Cash Pay Index because the Citigroup Index provides greater transparency as to the composition and characteristics of the index than does the Lehman Brothers Index. The greater transparency allows the fund to enhance its analysis of performance relative to the benchmark.

The Lipper Variable Insurance Products (VIP) High Current Yield Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that aim at high (relative) current yields from fixed income securities, have no quality or maturity restrictions, and tend to invest in lower grade debt issues. Source: Lipper, Inc.

Sector Allocation 12/31/04



Technology
2%
Energy
2%
Utilities
3%
Transportation
3%
Services
3%
Financials
3%
Builders
4%
Short-Term Investments and Other Net Assets
5%
Foods
5%
Auto Related
5%
Health Care/ Pharmaceuticals
6%
Media
7%
Telecommunications
9%
Gaming/ Lodging/ Leisure
9%
Consumer Products
14%
Basic Material/Capital Goods
20%

Sector Allocation is based on Net Assets.
Sector Allocation is subject to change.

There are greater risks inherent in a fund that primarily invests in high yield bonds.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,096.80	$2.58
Hypothetical (5% return before expenses)	$1,000.00	$1,022.37	$2.49

* *Expenses are equal to the Fund's annualized expense ratio of 0.49%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.

Schedule of Investments
December 31, 2004

Bonds (95.0%)	Shares/ $ Par	Value $ (000's)
Autos/Vehicle Parts (4.7%)		
Affinia Group, Inc., 9.00%, 11/30/14 144A	557,000	581
Collins & Aikman Products, 10.75%, 12/31/11	1,325,000	1,352
Cooper Tire & Rubber Co., 8.375%, 12/15/14 144A	1,875,000	1,870
Delco Remy International, Inc., 9.375%, 4/15/12	937,000	960
HLI Operating Co., 10.50%, 6/15/10	1,495,000	1,603
The Pep Boys — Manny, Moe & Jack, 7.50%, 12/15/14	750,000	760
(e)Standadyne Corp., 0.00%, 2/15/15 144A	2,530,000	1,496
Tenneco Automotive, Inc., 8.625% 11/15/14 144A	1,000,000	1,040
Visteon Corp., 7.00%, 3/10/14	1,111,000	1,061
Total Autos/Vehicle Parts		**10,723**
Basic Materials (12.5%)		
Chemicals (6.0%)		
BCP Caylux Holding, 9.625%, 6/15/14 144A	1,889,000	2,130
Borden US Fin/Nova Scot, 9.00%, 7/15/14 144A	562,000	624
Crompton Corp., 9.875%, 8/1/12 144A	937,000	1,073
Huntsman International, LLC, 7.375%, 1/1/15 144A	1,125,000	1,128
Huntsman LLC, 11.50%, 7/15/12 144A	1,125,000	1,330
Huntsman LLC, 11.625%, 10/15/10	750,000	887
Invista, 9.25%, 5/1/12 144A	2,000,000	2,229
(e)KI Holdings, Inc., 0.00%, 11/15/14 144A	2,250,000	1,440
Rockwood Specialties Group, Inc., 10.265%, 5/15/11	1,725,000	1,984
Terra Capital Corp., 11.50%, 6/1/10	682,000	777
Total		**13,602**
Metals/Mining (1.4%)		
Asia Aluminum Holdings, Ltd., 8.00%, 12/23/11 144A	610,000	616
IMCO Recycling Escrow, 9.00%, 11/15/14 144A	1,250,000	1,300
Ispat Inland ULC, 9.75%, 4/1/14	255,000	315
Ryerson Tull, Inc., 8.25%, 12/15/11 144A	1,025,000	1,035
Total		**3,266**
Packaging/Containers (3.0%)		
Anchor Glass Container, 11.00%, 2/15/13	940,000	1,006
(e)Consolidated Container Co., 9.00%, 6/15/09	1,125,000	945
Graham Packaging Co., 9.875%, 10/15/14 144A	2,001,000	2,135

Bonds (95.0%)	Shares/ $ Par	Value $ (000's)
Packaging/Containers continued		
Owens-Brockway Glass Containers, 6.75%, 12/1/14 144A	1,064,000	1,075
Pliant Corp., 11.125%, 9/1/09	1,617,000	1,763
Total		**6,924**
Paper & Forest Products (2.1%)		
Abitibi-Consolidated, Inc., 7.75%, 6/15/11	1,297,000	1,362
Ainsworth Lumber Co., Ltd., 7.25%, 10/1/12 144A	1,062,000	1,081
Appleton Papers, Inc., 8.125%, 6/15/11	656,000	707
Appleton Papers, Inc., 9.75%, 6/15/14	750,000	829
Neenah Paper, Inc., 7.375%, 11/15/14 144A	751,000	762
Total		**4,741**
Total Basic Materials		**28,533**
Builders/Building Materials (4.3%)		
Building Materials (2.8%)		
Goodman Global Holdings, 7.875%, 12/15/12 144A	1,877,000	1,858
Integrated Electrical Services, Inc., 9.375%, 2/1/09	1,450,000	1,363
Ply Gem Industries, Inc., 9.00%, 2/15/12 144A	1,485,000	1,507
RMCC Acquisition Co., 9.50%, 11/1/12 144A	862,000	860
THL BuildCo, Inc., 8.50%, 9/1/14 144A	755,000	789
Total		**6,377**
Home Builders (1.5%)		
William Lyon Homes, 7.50%, 2/15/14	1,125,000	1,080
William Lyon Homes, 7.625%, 12/15/12 144A	525,000	513
Technical Olympic USA, Inc., 7.50%, 3/15/11	1,125,000	1,133
Technical Olympic USA, Inc., 9.00%, 7/1/10	750,000	803
Total		**3,529**
Total Builders/Building Materials		**9,906**
Capital Goods (7.2%)		
Ames True Temper, Inc., 10.00%, 7/15/12	1,876,000	1,923
Amsted Industries, Inc., 10.25%, 10/15/11 144A	1,825,000	2,061
Bombardier Recreational, 8.375%, 12/15/13	1,350,000	1,441
Coleman Cable, Inc., 9.875%, 10/1/12 144A	1,125,000	1,195

Bonds (95.0%)	Shares/ $ Par	Value $ (000's)
Capital Goods continued		
Columbus McKinnon Corp., 10.00%, 8/1/10	925,000	1,041
DA-Lite Screen Co., Inc., 9.50%, 5/15/11	1,800,000	1,980
Douglas Dynamics LLC, 7.75%, 1/15/12 144A	875,000	887
ITRON, Inc., 7.75%, 5/15/12 144A	1,125,000	1,145
Park-Ohio Industries, Inc., 8.375%, 11/15/14 144A	1,502,000	1,502
Rexnord Corp., 10.125%, 12/15/12	750,000	848
Sup Essx Com & Essx Group, 9.00%, 4/15/12	1,439,000	1,482
Trimas Corp., 9.875%, 6/15/12	975,000	1,034
Total Capital Goods		**16,539**
Consumer Products/Retailing (13.6%)		
Consumer Products (6.8%)		
American Achievement Corp., 8.25%, 4/1/12	875,000	908
Amscan Holdings, Inc., 8.75%, 5/1/14	1,688,000	1,688
Coinmach Corp., 9.00%, 2/1/10	1,297,000	1,355
Hines Nurseries, Inc., 10.25%, 10/1/11	1,314,000	1,436
Jafra Cosmetics, 10.75%, 5/15/11	1,100,000	1,243
(e)Jostens Holding Corp., 10.25%, 12/1/13	925,000	657
Jostens IH Corp., 7.625%, 10/1/12 144A	844,000	878
Playtex Products, Inc., 9.375%, 6/1/11	2,061,000	2,201
Samsonite Corp., 8.875%, 6/1/11	1,807,000	1,956
Sealy Mattress Co., 8.25%, 6/15/14	1,119,000	1,186
(e)Simmons Co., 0.00%, 12/15/14 144A	2,925,000	1,784
Total		**15,292**
Retail Food & Drug (2.3%)		
Jean Coutu Group, Inc., 8.50%, 8/1/14 144A	1,625,000	1,666
Rite Aid Corp., 9.25%, 6/1/13	1,914,000	1,933
Stater Brothers Holdings, 8.125%, 6/15/12	1,640,000	1,734
Total		**5,333**
Retail Stores (1.2%)		
Blockbuster, Inc., 9.00%, 9/1/12 144A	1,689,000	1,668
Finlay Fine Jewelry Corp., 8.375%, 6/1/12	1,062,000	1,147
Total		**2,815**
Textile/Apparel (3.3%)		
Levi Strauss & Co., 9.75%, 1/15/15 144A	1,375,000	1,361
Oxford Industries, Inc., 8.875%, 6/1/11	1,693,000	1,818
Perry Ellis International, Inc., 8.875%, 9/15/13	750,000	788
Phillips Van Heusen, 7.25%, 2/15/11	1,500,000	1,575
Propex Fabrics, Inc., 10.00%, 12/1/12 144A	1,878,000	1,948
Total		**7,490**
Total Consumer Products/Retailing		**30,930**

Bonds (95.0%)	Shares/ $ Par	Value $ (000's)
Energy (2.6%)		
Gas Pipelines/Oil Field Services (0.8%)		
Hanover Equipment Trust 01 A, 0.00%, 3/31/07	750,000	653
Parker Drilling Co., 9.625%, 10/1/13	1,125,000	1,262
Total		**1,915**
Oil & Gas Exploration/Production (1.3%)		
Chesapeake Energy Corp., 6.375%, 6/15/15 144A	938,000	964
Harvest Operations Corp., 7.875%, 10/15/11 144A	470,000	474
Stone Energy Corp., 6.75%, 12/15/14 144A	500,000	499
Venoco, Inc., 8.75%, 12/15/11 144A	938,000	966
Total		**2,903**
Oil Refining & Marketing (0.5%)		
United Refining Co., 10.50%, 8/15/12 144A	1,125,000	1,189
Total		**1,189**
Total Energy		**6,007**
Financials (3.0%)		
Financials Services (1.7%)		
Dollar Financial Group, 9.75%, 11/15/11	1,125,000	1,221
LaBranche and Co., 11.00%, 5/15/12	936,000	1,006
Refco Finance Holdings, 9.00%, 8/1/12 144A	1,500,000	1,643
Total		**3,870**
Insurance (1.3%)		
Crum and Forster Holding Corp., 10.375%, 6/15/13	925,000	1,031
Fairfax Financial Holdings, 7.75%, 4/26/12	1,877,000	1,914
Total		**2,945**
Total Financials		**6,815**
Foods (5.2%)		
Food/Beverage/Tobacco (4.3%)		
B&G Foods, Inc., 8.00%, 10/1/11	939,000	1,000
Chiquita Brands International, 7.50%, 11/1/14 144A	628,000	636
Gold Kist, Inc., 10.25%, 3/15/14	604,000	707
Land O Lakes, Inc., 9.00%, 12/15/10	1,503,000	1,646
Merisant Co., 9.50%, 7/15/13 144A	1,125,000	1,001
North Atlantic Trading, 9.25%, 3/1/12	1,500,000	1,268
Pinnacle Foods Holding, 8.25%, 12/1/13 144A	1,539,000	1,466
Standard Commercial Corp., 8.00%, 4/15/12	1,375,000	1,413
(e)Tabletop Holdings, 12.25%, 5/15/14 144A	1,875,000	797
Total		**9,934**

Bonds (95.0%)	Shares/ $ Par	Value $ (000's)
Restaurants (0.9%)		
Buffets, Inc., 11.25%, 7/15/10	1,916,000	2,049
Total		**2,049**
Total Foods		**11,983**
Gaming/Leisure/Lodging (8.7%)		
Gaming (4.8%)		
American Casino & Entertainment, 7.85%, 2/1/12	975,000	1,036
Herbst Gaming, Inc., 7.00%, 11/15/14 144A	450,000	456
(d)Hollywood Casino Shreveport, 13.00%, 8/1/06	700,000	592
Inn of the Mountain Gods, 12.00%, 11/15/10	743,000	869
Majestic Star Casino LLC, 9.50%, 10/15/10	1,460,000	1,548
Resort Intl. Hotel/Casino, 11.50%, 3/15/09	1,000,000	1,175
River Rock Entertainment, 9.75%, 11/1/11	1,125,000	1,261
Wheeling Island Gaming, 10.125%, 12/15/09	1,125,000	1,198
Wynn Las Vegas LLC/Corp., 6.625%, 12/1/14 144A	3,005,000	2,976
Total		**11,111**
Leisure (3.9%)		
AMC Entertainment, Inc., 9.875%, 2/1/12	1,879,000	2,048
Intrawest Corp., 7.50%, 10/15/13 144A	853,000	907
LCE Acquisition Corp., 9.00%, 8/1/14 144A	1,625,000	1,759
Universal City Development Corp., 11.75%, 4/1/10	1,813,000	2,142
Universal City Florida, 8.375%, 5/1/10 144A	750,000	778
WMG Holdings Corp., 6.905%, 12/15/11 144A	1,250,000	1,259
Total		**8,893**
Total Gaming/Leisure/Lodging		**20,004**
Health Care/Pharmaceuticals (6.1%)		
Alliance Imaging, Inc., 7.25%, 12/15/12 144A	1,250,000	1,272
General Nutrition Center, 8.5%, 12/1/10	1,875,000	1,772
Iasis Healthcare Corp., 8.75%, 6/15/14	1,547,000	1,686
Medcath Holdings Corp., 9.875%, 7/15/12	1,312,000	1,424
Omega Healthcare Investors, 7.00%, 4/1/14	750,000	771
Tenet Healthcare Corp., 9.875%, 7/1/14 144A	1,499,000	1,634
Universal Hospital Service, 10.125%, 11/1/11	750,000	780

Bonds (95.0%)	Shares/ $ Par	Value $ (000's)
Health Care/Pharmaceuticals continued		
US Oncology, Inc., 9.00%, 8/15/12 144A	1,501,000	1,677
Vanguard Health Holding II, 9.00%, 10/1/14 144A	2,002,000	2,141
Ventas Realty, Ltd. Partnership, 9.00%, 5/1/12	750,000	875
Total Health Care/Pharmaceuticals		**14,032**
Media (6.9%)		
Broadcasting (0.5%)		
Sinclair Broadcast Group, 8.00%, 3/15/12	1,132,000	1,203
Total		**1,203**
Cable/Satellite (5.6%)		
Cablevision Systems Corp., 8.00%, 4/15/12 144A	1,875,000	2,001
Echostar DBS Corp., 6.625%, 10/1/14 144A	1,250,000	1,266
Insight Midwest, 9.75%, 10/1/09	950,000	995
Kabel Deutschland GMBH, 10.625%, 7/1/14 144A	1,500,000	1,725
MediaCom LLC, 9.50%, 1/15/13	1,875,000	1,882
NTL Cable PLC, 8.75%, 4/15/14 144A	750,000	846
Panamsat Corp., 9.00%, 8/15/14 144A	1,250,000	1,395
(e)Panamsat Holding Corp., 0.00%, 11/1/14 144A	938,000	645
Roger's Cable, Inc., 6.25%, 6/15/13	776,000	778
Rogers Cable, Inc., 6.75%, 3/15/15 144A	1,127,000	1,152
Total		**12,685**
Publishing (0.8%)		
Dex Media, Inc., 8.00%, 11/15/13	750,000	812
WDAC Subsidiary Corp., 8.375%, 12/1/14 144A	1,126,000	1,111
Total		**1,923**
Total Media		**15,811**
Services (3.0%)		
Environmental Services (1.1%)		
Allied Waste North America, 7.375%, 4/15/14	2,629,000	2,516
Total		**2,516**
Services — Other (1.9%)		
Alderwoods Group, Inc., 7.75%, 9/15/12 144A	619,000	669
Buhrmann U.S., Inc., 8.25%, 7/1/14	937,000	948
Petro Stopping Center, 9.00%, 2/15/12	1,125,000	1,190
United Rentals NA, Inc., 6.50%, 2/15/12	1,626,000	1,585
Total		**4,392**
Total Services		**6,908**
Technology (1.9%)		
Amkor Technologies, Inc., 7.125%, 3/15/11	1,500,000	1,410

High Yield Bond Portfolio

Bonds (95.0%)	Shares/ $ Par	Value $ (000's)
Technology continued		
Magnachip Semiconductor, 8.00%, 12/15/14 144A	1,125,000	1,173
Stats Chippac, Inc., 6.75%, 11/15/11 144A	1,062,000	1,051
Xerox Corp., 7.20%, 4/1/16	751,000	804
Total Technology		**4,438**
Telecommunications (9.4%)		
Telecommunications — Wireless (4.0%)		
Alamosa Delaware, Inc., 8.50%, 1/31/12	750,000	819
Centennial Communications, 8.125%, 2/1/14	2,000,000	2,055
(e)IWO Escrow Co., 0.00%, 1/15/15 144A	938,000	582
Nextel Communications, 6.875%, 10/31/13	835,000	906
Rogers Wireless, Inc., 6.375%, 3/1/14	938,000	929
Rogers Wireless, Inc., 7.25%, 12/15/12 144A	501,000	531
Rogers Wireless, Inc., 8.00%, 12/15/12 144A	470,000	497
SBA Communications Corp., 8.50%, 12/1/12 144A	1,313,000	1,339
US Unwired, Inc., 10.00%, 6/15/12	1,312,000	1,479
Total		**9,137**
Telecommunications — Wireline (5.4%)		
(e)AT&T Corp., 9.75%, 11/15/31	1,876,000	2,239
Citizens Communications, 9.00% 8/15/31	1,879,000	2,147
MCI, Inc., 7.735%, 5/1/14	2,820,000	3,032
Qwest Communications International, 7.25%, 2/15/11 144A	1,125,000	1,153
Qwest Communications International, 7.50%, 11/1/08 B	375,000	371
Qwest Corp., 7.875%, 9/1/11 144A	1,562,000	1,695
Qwest Services Corp., Inc., 12/15/10, 13.50% 144A	795,000	956
Securus Technologies, Inc., 11.00%, 9/1/11 144A	937,000	937
Total		**12,530**
Total Telecommunications		**21,667**
Transportation (3.1%)		
Horizon Lines LLC, 9.00%, 11/1/12 144A	845,000	908
Laidlaw International, Inc., 10.75%, 6/15/11	708,000	827
OMI Corp., 7.625%, 12/1/13	1,125,000	1,204
Ship Finance International, Ltd., 8.50%, 12/15/13	1,225,000	1,261
Stena AB, 9.625%, 12/1/12	1,075,000	1,214
Stena AB, 7.50%, 11/1/13	750,000	786
TFM SA DE C V, 12.50%, 6/15/12	750,000	876
Total Transportation		**7,076**

Bonds (95.0%)	Shares/ $ Par	Value $ (000's)
Utilities (2.8%)		
Aquila, Inc., 9.95%, 2/1/11	1,125,000	1,275
Midwest Generation LLC, 8.75%, 5/1/34	935,000	1,061
NRG Energy, Inc., 8.00%, 12/15/13 144A	900,000	981
Reliant Energy, Inc., 6.75%, 12/15/14	844,000	839
Sierra Pacific Resources, 8.625%, 3/15/14	1,125,000	1,271
Utilicorp Canada Finance, 7.75% 6/15/11	940,000	976
Total Utilities		**6,403**
Total Bonds (Cost: $208,462)		**217,775**
Preferred Stocks (0.0%)		
Media (0.0%)		
PTV Inc.	23	0
Total Preferred Stocks (Cost: $0)		**0**
Common Stocks and Warrants (0.5%)		
Foods (0.5%)		
B&G Foods, Inc. — EIS	62,623	938
Total Foods		**938**
Media (0.0%)		
NTL, Inc.	12	0
Total Media		**0**
Telecommunications (0.0%)		
American Tower Corp. — Warrants	2,900	67
Horizon PCS, Inc. — Warrant 144A	2,000	0
IWO Holdings, Inc. 144A	1,150	0
Total Telecommunications		**67**
Transportation (0.0%)		
RailAmerica Transportation Corp.	1,400	102
Total Transportation		**102**
Total Common Stocks and Warrants (Cost: $1,344)		**1,107**

Money Market Investments (3.1%)	Shares/ $ Par	Value $ (000's)
Personal Credit Institutions (3.1%)		
(b)CXC, Inc., 2.20%, 1/3/05	7,200,000	7,199
Total Money Market Investments (Cost: $7,199)		**7,199**
Total Investments (98.6%) (Cost $217,005)(a)		**226,081**
Other Assets, Less Liabilities (1.4%)		**3,231**
Total Net Assets (100.0%)		**$229,312**

144A after the name of a security represents a security exempt from registration under Rule 144A of the securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2004, the value of these securities was $91,674, representing 39.98% of net assets.

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes (in thousands) was $217,005 and the net unrealized appreciation of investments based on that cost was $9,076 which is comprised of $10,806 aggregate gross unrealized appreciation and $1,730 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures or when-issued securities.

(d) Defaulted Security

(e) Step bond security that presently receives no coupon payment. At the predetermined date, the stated coupon rate becomes effective.

The Accompanying Notes are an Integral Part of the Financial Statements

Select Bond Portfolio

Objective:
A stable and relatively high level of long-term total return and preservation of capital

Portfolio Strategy:
Invest in high grade corporate bonds, U.S. government bonds and bonds of government agencies.

Net Assets:
$661 million

The primary investment objective of the Select Bond Portfolio is to realize as high a level of total return as is consistent with prudent investment risk. A secondary objective is to seek preservation of shareholders' capital. The Select Bond Portfolio's assets are invested primarily in debt securities that are rated investment grade by at least one major rating agency.

For the year ended December 31, 2004, the Select Bond Portfolio had a total return of 4.75%, outperforming the Merrill Lynch Domestic Master Index (a broadly-based bond index), which returned 4.34% for the year. (This Index is unmanaged, cannot be invested in directly and does not include administrative expenses or sales charges.) The average return for the Portfolio's peer group, Corporate Debt Funds A Rated, was 4.22% for the same period, according to Lipper Analytical Services, Inc. ("Lipper"), an independent mutual fund ranking agency.

The bond market posted positive returns in 2004, and high yield bonds significantly outperformed investment grade bonds for a second year in a row. However, there were significant fluctuations in bond returns during the course of the year. Beginning in April of 2004, short-term interest rates began to rise after a sustained period in which they had remained at 45-year lows. With rates on the rise, the second quarter of 2004 was the worst quarter for bond returns since 1980. Bonds reversed course in the third quarter — an unusual time in which bond prices rose while short-term interest rates were moving up — and after delivering negative returns the previous quarter, bonds had their best quarter in two years.

The fourth quarter of 2004 was typified by generally rising yields, with the rise most acute at the front end of the yield curve, and the yield curve continued to flatten. With the economy seemingly on stable footing — growing not too fast and not too slow — the incremental yields of both high grade corporates and high yield bonds looked appealing. Overall for the year, the Treasury yield curve flattened and corporate credit spreads tightened as bond investors looking for higher yields took on more credit risk rather than locking in longer term bonds.

The Select Bond Portfolio's outperformance compared to the Index can be attributed in large part to maintaining a more favorable bias in favor of lower interest rates. Early in 2004, the consensus expectation was for higher interest rates. While the bond market experienced volatility during the year, rates ended the year slightly lower from the beginning of the year. Consequently, the Portfolio's longer duration added value this year. The Portfolio's favorable interest rate positioning was slightly offset by its underweight to corporate bonds which outperformed during 2004. Within the corporate sector, the Portfolio was positioned in higher quality corporates at a time when lower quality bonds performed better. Being underweight mortgage-backed securities also negatively impacted the performance of the Portfolio, but individual security selections in the mortgage-backed sector outperformed.

At year end 2004, the Portfolio had a higher weighting in corporate bonds and mortgage-backed securities, a slightly more aggressive quality mix of corporate bonds and a slightly shorter duration. As of December 31, 2004, 36% of the Select Bond Portfolio's assets were in Government and Government Agency securities, 42% in Corporate Bonds, 4% in Short-term Investments and Other Assets, and 18% in Mortgage-Backed and Asset-Backed securities.

Heading into 2005, we see the fundamentals in the economy as sound, and the major sectors of the fixed income market appear to be fully valued on a spread basis. Corporate earnings are good and the default risk is low, and we believe spreads will be maintained and interest rates will rise only modestly in the early part of the year. We will continue to look for opportunities to effectuate the Portfolio's primary investment strategy — to actively manage the Portfolio to take advantage of changes in interest rates and sector, quality, and maturity spread differentials of fixed income securities as we seek as high a level of total return as is consistent with prudent investment risk.

Select Bond Portfolio

Relative Performance



$22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02 12/03 12/04
Select Bond Portfolio
Merrill Lynch Domestic Master Index
Citigroup BIG

Average Annual Total Return
For Periods Ended December 31, 2004

	1 Year	5 Years	10 Years
Select Bond Portfolio	4.75%	8.54%	7.96%
Merrill Lynch Domestic Master Index	4.34%	7.74%	7.74%
Citigroup Broad Investment Grade Index	4.48%	7.73%	7.74%
Corporate Debt Funds A Rated Funds Lipper Average	4.22%	7.06%	7.22%

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance information, visit www.nmfn.com.

This chart assumes an initial investment of $10,000 made on 12/31/94. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Bonds and other debt obligations are affected by changes in interest rates, inflation risk and the creditworthiness of their issuers. High yield bonds generally have greater price swings and higher default risks than investment grade bonds. Return of principal is not guaranteed. In contrast to owning individual bonds, there are ongoing fees and expenses associated with owning shares of bond funds.

Since the Portfolio invests broadly in U.S. Government, mortgage and corporate bonds, a useful basis for comparing returns has been the Merrill Lynch Domestic Master Index. The Merrill Lynch Domestic Master Index is an unmanaged market value weighted index comprised of U.S. Government, mortgage and investment-grade corporate bonds. The Index measures the income provided by, and the price changes of, the underlying securities. The index cannot be invested in directly and does not include sales charges.

The fund is changing its benchmark index from the Merrill Lynch Domestic Master Index to the Citigroup U.S. Broad Investment Grade Bond Index because the Citigroup Index provides greater transparency as to the composition and characteristics of the index than does the Merrill Lynch Index. The greater transparency allows the fund to enhance its analysis of performance relative to the benchmark.

The Citigroup U.S. Broad Investment Grade Bond Index is designed to track the performance of bonds issued in the U.S. investment-grade bond market. The index is market-capitalization-weighted and includes fixed-rate Treasury, government-sponsored, mortgage, asset-backed, and investment-grade (BBB-/Baa3) issues with a maturity of one year or longer and a minimum amount outstanding of US$1 billion for Treasuries, US$5 billion for mortgages, and US$200 million for credit, asset-backed, and government-sponsored issues.

The Lipper Variable Insurance Products (VIP) Corporate Debt Funds A Rated Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that invest primarily in corporate debt issues rated "A" or better or government issues.
Source: Lipper, Inc.

Sector Allocation 12/31/04



Mortgage and
Asset Backed Securities
18%
Short-Term Investments
& Other Net Assets
4%
Government and
Agency Bonds
36%
Corporate
Bonds
42%

Percentage Holdings are based on Net Assets.
Percentage Holdings are subject to change.

The Corporate Bonds sector includes bonds of companies headquartered outside the United States. The Government and Government Agencies category includes taxable bonds of domestic and foreign governments. Consistent with the Portfolio's stated parameters, no more than 10% of the Portfolio is invested in foreign securities, and no more than 10% is invested in high-yield securities.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,046.00	$1.54
Hypothetical (5% return before expenses)	$1,000.00	$1,023.32	$1.53

* *Expenses are equal to the Fund's annualized expense ratio of 0.30%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2004

Revenue Bonds (0.4%)	Shares/ $ Par	Value $ (000's)
Municipal Bonds — Revenue (0.4%)		
Nashville & Davidson County, Tennessee Health and Educational Facilities Board of The Metropolitan Government, 0.00%, 6/1/21, RB	6,500,000	2,964
Total Revenue Bonds (Cost: $2,837)		**2,964**

Corporate Bonds (42.1%)	Shares/ $ Par	Value $ (000's)
Auto Related (3.0%)		
American Honda Finance, 4.50%, 5/26/09 144A	4,120,000	4,192
Ford Motor Credit Co., 5.70%, 1/15/10	1,230,000	1,241
Ford Motor Credit Co., 7.375%, 10/28/09	1,900,000	2,049
General Motors Acceptance Corp., 5.625%, 5/15/09	2,450,000	2,450
General Motors Acceptance Corp., 6.75%, 12/1/14	1,275,000	1,277
Household Finance Corp., 4.125%, 11/16/09	2,330,000	2,317
Toyota Motor Credit Corp., 2.70%, 1/30/07	2,500,000	2,464
Toyota Motor Credit Corp., 5.65%, 1/15/07	4,000,000	4,172
Total		**20,162**
Automobiles And Other Motor Vehicles (0.6%)		
Ford Motor Co., 7.45%, 7/16/31	800,000	805
General Motors Corp., 8.375%, 7/15/33	2,800,000	2,901
Total		**3,706**
Beverages, Malt Beverages (2.4%)		
Anheuser-Busch Companies, Inc., 7.00%, 12/1/25	4,200,000	4,450
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	378,000	450
Coca-Cola Enterprises, Inc., 5.25%, 5/15/07	5,000,000	5,197
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	1,500,000	1,548
Coca-Cola Enterprises, Inc., 5.75%, 3/15/11	4,000,000	4,322
Total		**15,967**
Broad Woven Fabric Mills, Manmade (0.1%)		
(d)Polysindo International Finance, 11.375%, 6/15/06	4,200,000	378
Total		**378**
Cable and Other Pay Television Services (0.6%)		
Comcast Corp., 5.30%, 1/15/14	2,500,000	2,579
Time Warner Entertainment Co., 8.375%, 7/15/33	830,000	1,072
Total		**3,651**

Corporate Bonds (42.1%)	Shares/ $ Par	Value $ (000's)
Chemicals and Allied Products (0.3%)		
Monsanto Co., 4.00%, 5/15/08	2,275,000	2,282
Total		**2,282**
Commercial Banks (5.8%)		
Bank of America Corp., 5.375%, 6/15/14	740,000	772
Bank of America Corp., 7.40%, 1/15/11	1,133,000	1,312
Bank One Corp., 5.25%, 1/30/13	4,000,000	4,108
Citigroup, Inc., 4.50%, 7/29/09	3,450,000	3,487
HBOS Treasury Services PLC, 4.00%, 9/15/09 144A	3,400,000	3,390
Key Bank NA, 5.80%, 7/1/14	2,970,000	3,145
PNC Bank NA, 5.25%, 1/15/17	4,400,000	4,439
Rabobank Capital Fund II, 5.26%, 12/31/13 144A	2,470,000	2,513
Royal Bank of Scotland Group PLC, 5.05%, 1/8/15	5,320,000	5,378
UnionBanCal Corp., 5.25%, 12/16/13	500,000	507
US Bank NA, 4.95%, 10/30/14	3,065,000	3,076
Wachovia Bank NA, 4.80%, 11/1/14	1,725,000	1,714
Wells Fargo & Co., 4.20%, 1/15/10	5,000,000	5,020
Total		**38,861**
Computer and Other Data Processing Service (0.8%)		
Gtech Holdings Corp., 4.75%, 10/15/10	5,510,000	5,531
Total		**5,531**
Consumer Non-Cyclical (1.8%)		
The Clorox Co., 4.20%, 1/15/10 144A	2,200,000	2,211
The Clorox Co., 5.00%, 1/15/15 144A	1,380,000	1,404
Estee Lauder, Inc., 5.75%, 10/15/33	1,800,000	1,851
The Gillette Co., 2.50%, 6/1/08	3,300,000	3,208
Johnson & Johnson, Inc., 6.625%, 9/1/09	2,750,000	3,061
Total		**11,735**
Crude Petroleum and Natural Gas (1.9%)		
Conoco Funding Co., 6.35%, 10/15/11	3,330,000	3,717
Occidental Petroleum, 4.00%, 11/30/07	1,500,000	1,510
Occidental Petroleum, 7.65%, 2/15/06	2,330,000	2,439
Occidental Petroleum, 8.45%, 2/15/29	1,430,000	1,937
Occidental Petroleum, 10.125%, 9/15/09	1,000,000	1,234
XTO Energy Inc., 5.00%, 1/31/15 144A	1,670,000	1,660
Total		**12,497**
Data Processing and Preparation (0.7%)		
First Data Corp., 3.90%, 10/1/09	4,500,000	4,483
Total		**4,483**
Eating Places (0.4%)		
McDonald's Corp., 3.875%, 8/15/07	1,550,000	1,555
McDonald's Corp., 5.375%, 4/30/07	1,200,000	1,251
Total		**2,806**

Select Bond Portfolio

Corporate Bonds (42.1%)	Shares/ $ Par	Value $ (000's)
Electric Services (2.8%)		
FPL Group Capital, Inc., 4.086%, 2/16/07	1,870,000	1,890
Indiana Michigan Power, 5.05%, 11/15/14	1,560,000	1,559
Kiowa Power Partners LLC, 4.811%, 12/30/13 144A	890,000	892
Kiowa Power Partners LLC, 5.737%, 3/30/21 144A	2,525,000	2,535
Oncor Electric Delivery, 6.375%, 1/15/15	810,000	892
PacifiCorp, 5.45%, 9/15/13	3,000,000	3,140
PPL Electric Utilities Corp., 4.30%, 6/1/13	4,900,000	4,730
Public Service Electric & Gas Corp., 5.00%, 1/1/13	1,000,000	1,021
Virginia Electric & Power Co., 5.25%, 12/15/15	2,275,000	2,313
Total		**18,972**
Electrical Equipment and Supplies (0.6%)		
Cooper Industries, Inc., 5.50%, 11/1/09	4,000,000	4,232
Total		**4,232**
Federal Savings Institutions (0.6%)		
World Savings Bank FSB, 4.125%, 12/15/09	4,000,000	4,001
Total		**4,001**
Fire, Marine and Casualty Insurance (2.0%)		
Berkley (WR) Corp., 9.875%, 5/15/08	2,860,000	3,362
Berkshire Hathaway, Inc., 4.625%, 10/15/13	5,980,000	5,962
Berkshire Hathaway, Inc., 5.10%, 7/15/14 144A	900,000	922
Berkshire Hathaway, Inc., 3.40%, 7/2/07 144A	1,500,000	1,496
Progressive Corp., 6.375%, 1/15/12	1,415,000	1,562
Total		**13,304**
Gas Transmission And Distribution (0.4%)		
Consolidated Natural Gas Co., 5.00%, 12/1/14	2,345,000	2,347
Total		**2,347**
Media (0.6%)		
Time Warner, Inc., 6.875%, 5/1/12	1,670,000	1,902
Viacom, Inc., 5.625%, 8/15/12	1,670,000	1,786
Total		**3,688**
Miscellaneous Business Credit Institutions (0.2%)		
Textron Financial Corp., 2.75%, 6/1/06	1,300,000	1,284
Total		**1,284**
Motors and Generators (0.7%)		
Emerson Electric Co., 4.50%, 5/1/13	1,055,000	1,046
Emerson Electric Co., 5.75%, 11/1/11	796,000	863
Emerson Electric Co., 5.85%, 3/15/09	2,400,000	2,574
Total		**4,483**

Corporate Bonds (42.1%)	Shares/ $ Par	Value $ (000's)
Personal Credit Institutions (0.5%)		
SLM Corp., 4.00%, 1/15/10	3,020,000	2,997
Total		**2,997**
Petroleum Refining (0.5%)		
Amerada Hess Corp., 7.125%, 3/15/33	1,670,000	1,836
Valero Energy Corp., 4.75%, 6/15/13	1,670,000	1,650
Total		**3,486**
Pharmaceutical Preparations (2.6%)		
Abbott Laboratories, 3.75%, 3/15/11	2,480,000	2,430
Astrazeneca PLC, 5.40%, 6/1/14	3,570,000	3,754
GlaxoSmithKline Capital, Inc., 4.375%, 4/15/14	3,530,000	3,439
Merck & Co., Inc., 6.40%, 3/1/28	315,000	343
Merck & Co., Inc. 5.95%, 12/1/28	2,306,000	2,387
Pfizer, Inc., 4.50%, 2/15/14	1,750,000	1,731
Pfizer, Inc., 5.625%, 2/1/06	1,875,000	1,925
Pfizer, Inc., 5.625%, 4/15/09	1,100,000	1,169
Total		**17,178**
Phone Communications Except Radiophone (2.3%)		
BellSouth Corp., 5.20%, 9/15/14	3,330,000	3,394
SBC Communications, Inc., 5.10%, 9/15/14	3,250,000	3,280
Sprint Capital Corp., 8.375%, 3/15/12	3,330,000	4,056
Telecom Italia Capital, 4.95%, 9/30/14 144A	1,300,000	1,274
Verizon Global Funding Corp., 4.375%, 6/1/13	3,330,000	3,245
Total		**15,249**
Radio,TV Electronic Stores (1.1%)		
RadioShack Corp., 6.95%, 9/1/07	1,500,000	1,623
RadioShack Corp., 7.375%, 5/15/11	4,885,000	5,552
Total		**7,175**
Railroads, Line-Haul Operating (1.5%)		
Burlington Northern Santa Fe, 6.125%, 3/15/09	3,000,000	3,224
Union Pacific Corp., 3.875%, 2/15/09	3,000,000	2,978
Union Pacific Corp., 7.375%, 9/15/09	3,000,000	3,389
Total		**9,591**
Real Estate Investment Trusts (0.9%)		
ERP Operating LP, 4.75%, 6/15/09	1,250,000	1,276
ERP Operating LP, 5.25%, 9/15/14	3,400,000	3,444
First Industrial LP, 5.25%, 6/15/09	1,275,000	1,311
Total		**6,031**
Retail-Retail Stores (2.2%)		
Fortune Brands, Inc., 4.875%, 12/1/13	1,370,000	1,390
Home Depot, Inc., 3.75%, 9/15/09 144A	7,500,000	7,433
Limited Brands, Inc., 6.95%, 3/1/33	2,706,000	2,944
VF Corp., 6.00%, 10/15/33	2,850,000	2,909
Total		**14,676**

Select Bond Portfolio

Corporate Bonds (42.1%)	Shares/ $ Par	Value $ (000's)
Savings Institutions Except Federal (0.4%)		
U.S. Central Credit Union, 2.75%, 5/30/08	2,600,000	2,517
Total		**2,517**
Security Brokers and Dealers (2.5%)		
Credit Suisse First Boston USA, Inc., 4.70%, 6/1/09	3,900,000	3,991
Goldman Sachs Group, Inc., 5.15%, 1/15/14	4,500,000	4,560
Merrill Lynch & Co., Inc., 5.00%, 1/15/15	3,540,000	3,526
Morgan Stanley, 5.30%, 3/1/13	4,075,000	4,196
Total		**16,273**
Steel Wire and Related Products (0.5%)		
Hubbell, Inc., 6.375%, 5/15/12	3,200,000	3,487
Total		**3,487**
Television Broadcasting Stations (0.5%)		
Clear Channel Communications, 5.50%, 12/15/16	3,020,000	2,977
Total		**2,977**
Wines and Distilled Beverages (0.3%)		
Brown Forman Corp., 3.00%, 3/15/08	1,750,000	1,711
Total		**1,711**
Total Corporate Bonds (Cost: $277,333)		**277,718**

Government and Agency Bonds (36.0%)	Shares/ $ Par	Value $ (000's)
Federal Government & Agencies (36.0%)		
Aid-Israel, 5.50%, 3/18/33	1,890,000	1,984
BECCS, 0.00%, 11/15/11	5,600,000	5,264
Federal Home Loan Bank, 5.54%, 1/8/09	3,700,000	3,952
Federal Home Loan Mortgage Corp., 6.50%, 5/1/34	2,560,715	2,688
Federal Home Loan Mortgage Corp., 4.50%, 5/1/19	2,947,111	2,939
Federal Home Loan Mortgage Corp., 5.00%, 10/1/19	4,070,133	4,135
Federal Home Loan Mortgage Corp., 5.50%, 9/1/19	1,484,160	1,534
Federal Home Loan Mortgage Corp., 7.50%, 10/1/27	562,389	604
Housing & Urban Development, 6.08%, 8/1/13	4,000,000	4,408
Housing & Urban Development, 6.17%, 8/1/14	3,000,000	3,334
State of Israel, 7.25%, 12/15/28	3,465,000	3,904
Tennessee Valley Authority Stripped, 0.00%, 4/15/42	3,600,000	2,690
US Treasury, 2.25%, 4/30/06	71,475,000	70,884
(f)US Treasury, 2.50%, 10/31/06	25,950,000	25,708
(f)US Treasury, 2.875%, 11/30/06	25,000,000	24,922
(f)US Treasury, 3.00%, 11/15/07	27,900,000	27,729
Federal Government & Agencies continued		
US Treasury, 3.50%, 12/15/09	24,410,000	24,292
(f)US Treasury, 4.25%, 11/15/14	8,244,000	8,266
US Treasury, 5.375%, 2/15/31	16,886,000	18,259
Total Government and Agency Bonds (Cost: $236,898)		**237,496**

Mortgage and Asset Backed Securities (17.7%)	Shares/ $ Par	Value $ (000's)
Boat Dealers (0.0%)		
Nationscredit Grantor Trust, Series 1997-2, Class A1, 6.35%, 4/15/14	174,901	175
Total		**175**
Commercial Mortgages (5.1%)		
Asset Securitization Corp., Series 1997-D5, Class PS1, 1.62%, 2/14/43 IO	10,322,513	540
Chase Commercial Mortgage Securities Corp., Series 1997-1, Class B, 7.37%, 4/19/07	1,000,000	1,075
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class A2, 6.60%, 11/19/07	4,071,450	4,327
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class B, 6.60%, 11/19/07	2,000,000	2,149
Commercial Mortgage Acceptance Corp., Series 1997-ML1, Class B, 6.64%, 12/15/30	2,000,000	2,147
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class A2, 7.26%, 6/20/29 144A	1,242,231	1,328
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class B, 7.28%, 6/20/29 144A	1,500,000	1,620
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class A1, 7.00%, 11/2/06 144A	2,844,391	2,902
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class B, 7.00%, 11/2/11 144A	4,000,000	4,379
DLJ Commercial Mortgage Corp., Series 1998-CF1, Class S, 0.70%, 1/15/18 IO	104,776,208	2,990
DLJ Mortgage Acceptance Corp., Series 1997-CF2, Class S, 0.35%, 10/15/30 IO 144A	76,645,402	1,411
Enterprise Mortgage Acceptance Co., Series 1998-1, Class IO, 1.37%, 1/15/23 IO 144A	21,178,658	913
The Equitable Life Assurance Society, Series 174, Class C1, 7.52%, 5/15/06 144A	2,000,000	2,099
Midland Realty Acceptance Corp., Series 1996-C2, Class AEC, 1.35%, 1/25/29 IO 144A	6,074,123	151

Select Bond Portfolio

Mortgage and Asset Backed Securities (17.7%)	Shares/ $ Par	Value $ (000's)
Commercial Mortgages continued		
Mortgage Capital Funding, Inc., Series 1997-MC1, Class A3, 7.29%, 3/20/27	2,058,037	2,128
Nomura Asset Securities Corp., Series 1998-D6, Class A2, 6.99%, 3/15/30	2,800,000	3,254
(d)RMF Commercial Mortgage Pass-Through, Series 1997-1, Class F, 7.47%, 1/15/19 144A	1,800,000	180
Total		**33,593**
Federal Government & Agencies (11.1%)		
Federal National Mortgage Association, 4.00%, 6/1/19	1,509,479	1,474
Federal National Mortgage Association, 4.50%, 8/1/19	1,570,130	1,566
Federal National Mortgage Association, 5.00%, 3/1/34	9,958,739	9,900
Federal National Mortgage Association, 5.50%, 9/1/34	10,569,889	10,736
Federal National Mortgage Association, 5.97%, 10/1/08	3,516,554	3,722
Federal National Mortgage Association, 6.22%, 2/1/06	1,748,315	1,781
Federal National Mortgage Association, 6.265%, 10/1/08	2,758,489	2,943
Federal National Mortgage Association, 6.36%, 4/1/08	3,417,338	3,628
Federal National Mortgage Association, 6.75%, 4/25/18	1,751,059	1,838
Federal National Mortgage Association, 6.75%, 12/25/23	633,935	644
Federal National Mortgage Association, 7.36%, 4/1/11	2,769,868	3,134
Federal National Mortgage Association, 11.00%, 12/1/12	12,716	14
Federal National Mortgage Association, 11.00%, 9/1/17	53,538	59
Federal National Mortgage Association, 11.00%, 12/1/17	18,280	20
Federal National Mortgage Association, 11.00%, 2/1/18	37,283	42
Federal National Mortgage Association, 11.50%, 4/1/18	22,444	25
Federal National Mortgage Association, 12.00%, 9/1/12	120,534	134
Federal National Mortgage Association, 12.00%, 12/1/12	43,636	49
Federal National Mortgage Association, 12.00%, 9/1/17	24,625	28
Federal National Mortgage Association, 12.00%, 10/1/17	22,321	25
Federal National Mortgage Association, 12.00%, 12/1/17	10,557	12
Federal National Mortgage Association, 12.00%, 2/1/18	35,966	41
Federal National Mortgage Association, 12.25%, 1/1/18	18,946	22

Mortgage and Asset Backed Securities (17.7%)	Shares/ $ Par	Value $ (000's)
Federal Government & Agencies continued		
Federal National Mortgage Association, 12.50%, 4/1/18	5,068	6
Federal National Mortgage Association, 13.00%, 11/1/12	26,212	30
Federal National Mortgage Association, 13.00%, 11/1/17	9,591	11
Federal National Mortgage Association, 13.00%, 12/1/17	7,186	8
Federal National Mortgage Association, 13.00%, 2/1/18	41,354	48
Federal National Mortgage Association, 14.00%, 12/1/17	16,073	19
Federal National Mortgage Association, TBA, 6.00%, 1/1/35	5,000,000	5,169
Government National Mortgage Association, 5.50%, 10/15/31	97,424	100
Government National Mortgage Association, 5.50%, 11/15/31	20,312	21
Government National Mortgage Association, 5.50%, 12/15/31	475,132	486
Government National Mortgage Association, 5.50%, 1/15/32	635,821	651
Government National Mortgage Association, 5.50%, 2/15/32	286,791	293
Government National Mortgage Association, 5.50%, 3/15/32	381,508	391
Government National Mortgage Association, 5.50%, 4/15/32	27,691	28
Government National Mortgage Association, 5.50%, 7/15/32	42,127	43
Government National Mortgage Association, 5.50%, 9/15/32	7,790,719	7,970
Government National Mortgage Association, 7.00%, 5/15/23	37,828	40
Government National Mortgage Association, 7.50%, 4/15/22	20,593	22
Government National Mortgage Association, 7.50%, 10/15/23	62,543	68
Government National Mortgage Association, 7.50%, 11/15/25	1,046	1
Government National Mortgage Association, 7.50%, 5/15/26	1,620	2
Government National Mortgage Association, 7.50%, 1/15/27	14,677	16
Government National Mortgage Association, 7.50%, 2/15/27	31,381	34
Government National Mortgage Association, 7.50%, 3/15/27	8,456	9
Government National Mortgage Association, 7.50%, 4/15/27	7,084	8
Government National Mortgage Association, 7.50%, 8/15/27	871	1
Government National Mortgage Association, 7.50%, 6/15/28	29,653	32
Government National Mortgage Association, 8.00%, 1/15/26	36,534	40

Select Bond Portfolio

Mortgage and Asset Backed Securities (17.7%)	Shares/ $ Par	Value $ (000's)
Federal Government & Agencies continued		
Government National Mortgage Association, 8.00%, 2/15/26	33,272	36
Government National Mortgage Association, 8.00%, 8/15/26	67,701	74
Government National Mortgage Association, 8.00%, 9/15/26	21,819	24
Government National Mortgage Association, 8.00%, 12/15/26	9,979	11
Government National Mortgage Association, 8.00%, 3/15/27	43,926	48
Government National Mortgage Association, 8.00%, 4/15/27	164,597	179
Government National Mortgage Association, 8.00%, 6/15/27	33,145	36
Government National Mortgage Association, 8.00%, 7/15/27	19,299	21
Government National Mortgage Association, 8.00%, 9/15/27	20,834	23
Government National Mortgage Association, 8.50%, 3/15/23	381	0
Government National Mortgage Association, 8.50%, 6/15/24	18,166	20
Government National Mortgage Association, 8.50%, 7/15/24	11,491	13
Government National Mortgage Association, 8.50%, 11/15/24	65,652	73
Government National Mortgage Association, 8.50%, 2/15/25	15,102	17
Government National Mortgage Association, 11.00%, 1/15/18	919,980	1,030
Government National Mortgage Association, TBA, 4.50%, 1/1/35	14,730,455	14,361
Total		**73,350**
Housing Programs (0.0%)		
Rural Housing Trust 1987-1, Series 1, Class D, 6.33%, 4/1/26	254,487	255
Total		**255**
International Affairs (0.4%)		
Overseas Private Investment, 4.10%, 11/15/14	2,875,920	2,865
Total		**2,865**
Mobil Home Dealers (0.1%)		
Mid-State Trust, Series 6, Class A3, 7.54%, 7/1/35	587,218	636
Total		**636**
Retail-Retail Stores (1.0%)		
LB Mortgage Trust, Series 1991-2, Class A3, 8.39%, 1/20/17	5,620,815	6,411
Total		**6,411**
Total Mortgage and Asset Backed Securities (Cost: $115,759)		**117,285**

Money Market Investment (15.3%)	Shares/ $ Par	Value $ (000's)
Autos (2.9%)		
BMW U.S. Capital Corp., 2.30%, 1/14/05	5,000,000	4,996
Daimler Chrysler Auto, 2.24%, 1/11/05	5,000,000	4,997
Fcar Owner Trust I, 2.25%, 1/5/05	5,000,000	4,998
New Center Asset Trust, 2.31%, 1/18/05	5,000,000	4,995
Total		**19,986**
Federal Government & Agencies (0.3%)		
Federal Home Loan Mortgage Co., 2.42%, 3/22/05	1,800,000	1,791
Total		**1,791**
Finance Lessors (2.2%)		
Ranger Funding Co. LLC, 2.25%, 1/14/05	5,000,000	4,996
Thunder Bay Funding, Inc, 2.27%, 1/20/05	5,000,000	4,994
Windmill Funding Corp., 2.20%, 1/4/05	5,000,000	4,999
Total		**14,989**
Finance Services (1.1%)		
Ciesco LP, 2.20%, 1/3/05	1,970,000	1,970
Preferred Receivable Funding, 2.22%, 1/4/05	5,000,000	4,999
Total		**6,969**
Flavoring Extracts and Syrups (0.8%)		
Coca-Cola Co., 2.31%, 1/20/05	5,000,000	4,994
Total		**4,994**
Miscellaneous Business Credit Institutions (0.8%)		
Catepillar Financial, 2.30%, 1/19/05	5,000,000	4,994
Total		**4,994**
Petroleum Refining (0.4%)		
Chevrontexaco Funding Corp, 2.25%, 1/5/05	2,700,000	2,699
Total		**2,699**
Security Brokers and Dealers (2.3%)		
The Goldman Sachs Group, 2.33%, 1/27/05	5,000,000	4,992
Merrill Lynch, 2.28%, 1/24/05	5,000,000	4,992
Morgan Stanley Dean Witter, 2.34%, 1/26/05	5,000,000	4,992
Total		**14,976**

Money Market Investment (15.3%)	Shares/ $ Par	Value $ (000's)
Short Term Business Credit (3.7%)		
(b)American Express Credit, 2.26%, 1/6/05	5,000,000	4,999
(b)American General Financial Corp., 2.38%, 1/21/05	5,000,000	4,993
(b)Old Line Funding Corp., 2.24%, 1/11/05	5,000,000	4,997
(b)Sheffield Receivables, 2.26%, 1/18/05	5,000,000	4,995
(b)USAA Cap Corp., 2.27%, 1/10/05	5,000,000	4,997
Total		**24,981**
Utilities (0.8%)		
National Rural Utility, 2.33%, 1/25/05	5,000,000	4,992
Total		**4,992**
Total Money Market Investment (Cost: $101,371)		**101,371**
Total Investments (111.5%) (Cost $734,198)(a)		**736,834**
Other Assets, Less Liabilities (-11.5%)		**(75,807)**
Total Net Assets (100.0%)		**661,027**

144A after the name of a security represents a security exempt from registration under Rule 144A of the securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2004, the value of these securities was $44,905, representing 6.79% of net assets.

IO — Interest Only Security
RB — Revenue Bond

(a) At December 31, 2004 the aggregate cost of securities for federal tax purposes (in thousands) was $738,383 and the net unrealized depreciation of investments based on that cost was $1,549 which is comprised of $10,951 aggregate gross unrealized appreciation and $12,500 aggregate gross unrealized depreciation.

(b) All or a portion of the securities have been committed as collateral for open futures positions or when-issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ Depreciation (000's)
US Ten Year Treasury Note (Total Notional Value at December 31, 2004, $5,062)	45	3/05	$24

(d) Defaulted Security

(f) All or a portion of the securities have been loaned. See Note 6.

The Accompanying Notes are an Integral Part of the Financial Statements

Money Market Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Maximum current income consistent with liquidity and stability of capital	Achieve stability of capital by investing in short-term debt securities.	$344 million

The Money Market Portfolio's investment objective is to generate maximum current income consistent with liquidity and stability of capital. The Money Market Portfolio, which invests only in high quality commercial paper and other short-term debt securities with maturities generally not exceeding one year, is the least risky of the Portfolios, providing a moderate return in line with prevailing short-term interest rates. The Portfolio will attempt to maximize its return by trading to take advantage of changing money market conditions and trends.

The Money Market Portfolio will also trade to take advantage of what are believed to be disparities in yield relationships between different money market instruments. This procedure may increase or decrease the Portfolio's yield depending upon management's ability to correctly time and execute such transactions. The Money Market Portfolio intends to purchase only securities that mature within a year except for securities which are subject to repurchase agreements. Accordingly, the level of purchases will be relatively high. However, as transaction costs on Money Market Portfolio investments are generally not substantial, the high level of purchases will not adversely affect the Portfolio's net asset value or net income.

The main determinant of returns from the Money Market Portfolio is short-term interest rates in general. For the year ended December 31, 2004, the return on the Portfolio was 1.43%. The Portfolio outperformed its peer group, Money Market Funds, which had an average return of 0.83% for the same period, according to Lipper Analytical Services, Inc. ("Lipper"), an independent mutual fund ranking agency. The Portfolio's outperformance relative to the Index resulted mainly from a management fee waiver of 30 basis points during all of 2004, which ended on December 31, 2004.

Throughout the first five months of 2004, short-term interest rates remained at their lowest levels in many years. But in an effort to moderate economic growth, the Federal Reserve began increasing short-term rates in June, when it raised the federal funds rate by 25 basis points. By year end, the Federal Reserve had raised rates a total of five times, and the fed funds rate, which stood at 1.00% in January, ended the year at 2.25%.

The Federal Reserve governors believe short-term rates are at a level that encourages above average economic activity. They have been methodically raising these short-term interest rates to bring them to a level consistent with moderate economic growth and thereby reducing inflationary pressures.

The increase in short-term rates has not impacted the supply of money market eligible securities. Rather, stability in long-term interest rates has had a larger effect as companies have been able to extend the maturities of their debt to take advantage of the low rate environment, thereby reducing their short-term debt.

Compared to its benchmark, the Money Market Portfolio had a slightly longer average maturity earlier in 2004. The Portfolio's barbell composition (with a large portion of assets invested very short-term) provided the liquidity to reinvest in higher yielding securities as rates were on the rise, which allowed the Portfolio returns to keep pace with the increase in short-term interest rates. At the end of 2004, the average maturity of the Portfolio was in line with its benchmark.

Anticipating more rate increases going forward, we are slowly increasing the Portfolio's average maturity to take advantage of the steepness of the yield curve.

AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE PORTFOLIO SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, THERE IS NO ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE SO IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE PORTFOLIO.

.pense Example

, a shareholder of the Fund, you incur two types of costs: (1) ınsaction costs and (2) ongoing costs, including management fees nd other Fund expenses. This Example is intended to help you ınderstand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period July 1, 2004 to December 31, 2004*
Actual	$1,000.00	$1,008.70	$0.00
Hypothetical (5% return before expenses)	$1,000.00	$1,024.83	$0.00

* *Expenses are equal to the Fund's annualized expense ratio of 0.00%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period). For periods after December 31, 2004, the Fund's Investment Adviser is no longer waiving its 0.30% management fee. In the absence of such fee waiver, the ending account value and expenses paid during the period would have been $1,008.70 and $1.51, respectively, for the actual expense example and $1,023.32 and $1.53, respectively, for the hypothetical expense example.*

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2004

Money Market Investments (80.6%)	Shares/ $ Par	Value $ (000's)
Agricultural Services (2.3%)		
Cargill, Inc., 2.30%, 1/20/05	8,000,000	$ 7,990
Total		**7,990**
Autos (17.6%)		
Daimler Chrysler Auto, 2.09%, 1/3/05	5,000,000	4,999
Daimler Chrysler Auto, 2.25%, 1/12/05	8,000,000	7,995
Fcar Owner Trust I, 2.18%, 1/6/05	8,500,000	8,496
Fcar Owner Trust I, 2.34%, 1/24/05	7,500,000	7,489
New Center Asset Trust, 2.19%, 1/12/05	8,000,000	7,995
New Center Asset Trust, 2.25%, 1/28/05	8,000,000	7,987
Toyota Motor Credit Corp., 2.21%, 1/28/05	8,000,000	7,987
Toyota Motor Credit Corp., 2.30%, 2/7/05	8,000,000	7,981
Total		**60,929**
Finance Lessors (14.1%)		
Delaware Funding, 2.29%, 2/2/05	8,000,000	7,984
Ranger Funding Co. LLC, 2.25%, 1/14/05	8,000,000	7,994
Ranger Funding Co. LLC, 2.33%, 1/24/05	8,000,000	7,988
Thunder Bay Funding, Inc., 2.15%, 1/18/05	8,500,000	8,491
Thunder Bay Funding, Inc., 2.34%, 2/1/05	7,500,000	7,485
Windmill Funding Corp., 2.04%, 1/3/05	8,500,000	8,499
Total		**48,441**
Finance Services (4.5%)		
Ciesco LP, 2.20%, 1/3/05	4,410,000	4,409
Preferred Receivable Funding, 2.21%, 1/18/05	7,000,000	6,993
Preferred Receivable Funding, 2.34%, 2/1/05	4,000,000	3,992
Total		**15,394**
Flavoring Extracts and Syrups (2.3%)		
Coca-Cola Co., 2.31%, 1/20/05	8,000,000	7,990
Total		**7,990**
Miscellaneous Business Credit Institutions (5.8%)		
Catepillar Financial Services, 2.20%, 1/11/05	6,000,000	5,997
Catepillar Financial Services, 2.55%, 6/1/05	4,000,000	4,000
General Electric Capital Corp., 2.00%, 1/4/05	5,000,000	4,999
General Electric Capital Corp., 2.46%, 7/9/07	5,000,000	5,000
Total		**19,996**

Money Market Investments (80.6%)	Shares/ $ Par	Value $ (000's)
Personal Credit Institutions (6.8%)		
American General, 2.11%, 1/3/05	5,500,000	5,499
American General, 2.37%, 1/28/05	5,500,000	5,490
Associates Corp., 2.64875%, 6/27/05	5,000,000	5,000
Household Finance Corp., 2.28%, 2/4/05	7,500,000	7,484
Total		**23,473**
Pharmaceutical Preparations (2.5%)		
Pfizer, Inc., 2.00%, 1/4/05	8,500,000	8,499
Total		**8,499**
Security Brokers and Dealers (8.5%)		
Citigroup Global Markets, 2.04%, 1/11/05	5,200,000	5,197
The Goldman Sachs Group, 2.33%, 1/27/05	8,000,000	7,987
The Goldman Sachs Group, 2.33%, 1/31/05	8,000,000	7,984
Morgan Stanley Dean Witter, 2.34%, 1/26/05	8,000,000	7,987
Total		**29,155**
Short Term Business Credit (11.6%)		
CXC, Inc., 2.15%, 1/11/05	8,000,000	7,995
Old Line Funding Corp., 2.32%, 1/24/05	8,000,000	7,988
Old Line Funding Corp., 2.35%, 2/7/05	8,000,000	7,981
Sheffield Receivables, 2.26%, 1/18/05	8,000,000	7,991
Sheffield Receivables, 2.28%, 1/25/05	8,000,000	7,988
Total		**39,943**
Utilities (4.6%)		
National Rural Utility, 2.23%, 1/10/05	7,800,000	7,796
National Rural Utility, 2.32%, 1/18/05	8,000,000	7,991
Total		**15,787**
Total Money Market Investments (Cost: $277,597)		**277,597**

Corporate Bonds (15.2%)	Shares/ $ Par	Value $ (000's)
Banks (6.1%)		
Bank of America Corp., 7.875%, 5/16/05	2,200,000	2,248
Citigroup, Inc., 2.56%, 2/14/05	4,500,000	4,501
First Union Corp., 7.55%, 8/18/05	2,200,000	2,271
HBOS Treasury Services PLC, 2.53%, 3/14/05	3,500,000	3,501
Royal Bank of Canada New York, 2.3425%, 1/24/05	4,500,000	4,500
Wells Fargo Bank, 6.20%, 12/1/05	3,500,000	3,607
Total		**20,628**

Money Market Portfolio

Corporate Bonds (15.2%)	Shares/ $ Par	Value $ (000's)
Miscellaneous Business Credit Institutions (2.9%)		
BP Capital Markets PLC, 4.00%, 4/29/05	3,500,000	3,525
General Electric Capital Corp., 7.50%, 5/15/05	3,500,000	3,574
Newcourt Credit Group, 6.875%, 2/16/05	3,000,000	3,020
Total		**10,119**
Personal Credit Institutions (3.7%)		
Associates Corp., 6.10%, 1/15/05	4,000,000	4,008
Household Finance Corp., 6.50%, 1/24/06	6,050,000	6,261
USAA Capital Corp., 7.54%, 3/30/05	2,600,000	2,637
Total		**12,906**
Pharmaceutical Preparations (1.0%)		
Merck & Co., Inc., 4.125%, 1/18/05	3,500,000	3,505
Total		**3,505**
Security Brokers and Dealers (1.5%)		
Morgan Stanley Dean Witter, 7.75%, 6/15/05	3,500,000	3,588
Salomon Smith Barney, 6.25%, 1/15/05	1,500,000	1,503
Total		**5,091**
Total Corporate Bonds (Cost: $52,249)		**52,249**

Government and Agency Bonds (5.9%)	Shares/ $ Par	Value $ (000's)
Federal Government & Agencies (5.9%)		
Federal Home Loan Bank, 7.125%, 2/15/05	3,500,000	3,524
Federal Home Loan Bank, 1.45%, 3/11/05	6,000,000	6,000
Federal Home Loan Bank, 1.58%, 5/20/05	7,450,000	7,450
Federal Home Loan Mortgage Corp., 1.875%, 1/15/05	3,500,000	3,501
Total Government and Agency Bonds (Cost: $20,475)		**20,475**
Total Investments (101.7%) (Cost $350,321)		**350,321**
Other Assets, Less Liabilities (-1.7%)		**(5,853)**
Total Net Assets (100.0%)		**344,468**

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

December 31, 2004

(in thousands, except per share data)

	Small Cap Growth Stock Portfolio	T. Rowe Price Small Cap Value Portfolio	Aggressive Growth Stock Portfolio	International Growth Portfolio	Franklin Templeton International Equity Portfolio	AllianceBernstein Mid Cap Value Portfolio	Index 400 Stock Portfolio
Assets							
Investments, at value (1)	$ 442,635	$ 201,121	$1,283,572	$ 109,673	$ 979,796	$ 71,963	$ 426,266
Cash	64	75	11	247	60	99	57
Due From Sale of Fund Shares	162	173	366	135	390	81	368
Due From Sale of Securities	—	118	—	614	—	—	—
Due From Sale of Foreign Currency	—	—	—	688	117	—	—
Futures Variation Margin	11	—	16	—	—	—	116
Dividends and Interest Receivables	36	305	272	84	1,568	77	265
Total Assets	442,908	201,792	1,284,237	111,441	981,931	72,220	427,072
Liabilities							
Due on Purchase of Securities and Securities Lending Collateral	20	1,427	4,609	65	—	—	—
Due on Purchase of Foreign Currency	—	—	—	738	—	—	—
Due on Redemption of Fund Shares	241	49	561	38	360	24	121
Due to Investment Advisor	202	141	554	68	536	50	89
Accrued Expenses	25	32	18	34	58	15	35
Futures Variation Margin	—	—	—	—	—	—	—
Total Liabilities	488	1,649	5,742	943	954	89	245
Net Assets	$ 442,420	$ 200,143	$1,278,495	$ 110,498	$ 980,977	$ 72,131	$ 426,827
Represented By:							
Aggregate Paid in Capital (2), (3)	$ 345,867	$ 144,196	$1,134,824	$ 83,087	$ 804,157	$ 57,504	$ 326,641
Undistributed Net Investment Income (Loss)	—	702	635	(16)	18,101	6	3,406
Undistributed Accumulated Net Realized Gain (Loss) on Investments	3,731	5,788	(112,367)	(803)	(68,791)	320	17,244
Net Unrealized Appreciation (Depreciation) of:							
Investment Securities	92,325	49,457	255,277	28,222	227,457	14,301	78,124
Futures Contracts	497	—	126	—	—	—	1,412
Foreign Currency Transactions	—	—	—	8	53	—	—
Net Assets for Shares Outstanding (2)	$ 442,420	$ 200,143	$1,278,495	$ 110,498	$ 980,977	$ 72,131	$ 426,827
Net Asset Value, Offering and Redemption Price per Share	$ 2.30	$ 1.58	$ 3.11	$ 1.32	$ 1.65	$ 1.45	$ 1.46
(1) Investments, at cost	$ 350,310	$ 151,664	$1,028,295	$ 81,451	$ 752,339	$ 57,662	$ 348,142
(2) Shares Outstanding	192,363	126,789	411,284	83,781	592,894	49,575	291,839
(3) Shares authorized, $.01 par value	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000

The Accompanying Notes are an Integral Part of the Financial Statements

Janus Capital Appreciation Portfolio	Growth Stock Portfolio	Large Cap Core Stock Portfolio	Capital Guardian Domestic Equity Portfolio	T. Rowe Price Equity Income Portfolio	Index 500 Stock Portfolio	Asset Allocation Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Select Bond Portfolio	Money Market Portfolio
$ 56,474	$ 686,596	$ 469,620	$ 211,516	$ 90,147	$1,901,752	$ 196,400	$3,173,820	$ 226,081	$ 736,834	$ 350,321
184	78	52	227	—	38	83	100	93	205	10
81	185	266	166	107	795	245	679	80	379	200
—	—	—	—	44	—	—	—	102	—	—
—	—	—	—	—	—	188	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—
20	563	484	312	158	2,467	732	12,508	3,723	5,196	907
56,759	687,422	470,422	212,221	90,456	1,905,052	197,648	3,187,107	230,079	742,614	351,438
—	—	—	88	577	—	908	201,938	554	81,221	6,436
—	—	—	—	—	—	—	—	—	—	—
18	289	290	35	66	551	9	988	94	187	534
37	244	170	105	47	320	90	756	90	167	—
14	25	23	16	19	35	60	—	29	—	—
—	15	4	—	—	24	13	246	—	12	—
69	573	487	244	709	930	1,080	203,928	767	81,587	6,970
$ 56,690	$ 686,849	$ 469,935	$ 211,977	$ 89,747	$1,904,122	$ 196,568	$2,983,179	$ 229,312	$ 661,027	$ 344,468
$ 42,635	$ 659,693	$ 562,655	$ 174,602	$ 75,770	$1,354,468	$ 168,309	$2,197,100	$ 270,125	$ 634,653	$ 344,468
—	7,067	6,146	59	11	32,479	3,070	76,800	15,509	24,741	—
(565)	(65,699)	(166,528)	4,738	732	28,047	2,737	29,592	(65,398)	(1,028)	—
14,620	85,285	67,545	32,578	13,234	488,656	22,019	672,092	9,076	2,637	—
—	503	117	—	—	472	429	7,595	—	24	—
—	—	—	—	—	—	4	—	—	—	—
$ 56,690	$ 686,849	$ 469,935	$ 211,977	$ 89,747	$1,904,122	$ 196,568	$2,983,179	$ 229,312	$ 661,027	$ 344,468
$ 1.43	$ 1.98	$ 1.14	$ 1.14	$ 1.35	$ 2.94	$ 1.12	$ 1.87	$ 0.76	$ 1.23	$ 1.00
$ 41,854	$ 601,311	$ 402,075	$ 178,938	$ 76,913	$1,413,096	$ 174,381	$2,501,728	$ 217,005	$ 734,198	$ 350,321
39,640	346,265	411,485	185,285	66,486	647,107	175,490	1,592,535	302,130	538,415	344,481
2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	3,000,000	2,000,000	1,000,000	2,000,000

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

For the Year Ended December 31, 2004
(in thousands)

	Small Cap Growth Stock Portfolio	T. Rowe Price Small Cap Value Portfolio	Aggressive Growth Stock Portfolio	International Growth Portfolio	Franklin Templeton International Equity Portfolio	AllianceBernstein Mid Cap Value Portfolio	Index 400 Stock Portfolio
Investment Income							
Income							
Interest	$ 236	$ 87	$ 568	$ 58	$ 610	$ 43	$ 425
Dividends (1)	810	2,495	6,279	1,435	24,448	992	4,165
Total Income	1,046	2,582	6,847	1,493	25,058	1,035	4,590
Expenses							
Management Fees	2,170	1,301	6,185	625	5,621	465	939
Custodian Fees	19	28	13	176	455	9	32
Audit Fees	16	14	17	17	24	10	16
Other Expenses	1	1	1	1	1	1	1
Total Expenses	2,206	1,344	6,216	819	6,101	485	988
Less Waived Fees:							
Waived by Affiliate	—	—	—	—	—	—	—
Paid Indirectly	(1)	(1)	(4)	—	—	(1)	(1)
Total Net Expenses	2,205	1,343	6,212	819	6,101	484	987
Net Investment Income (Loss)	(1,159)	1,239	635	674	18,957	551	3,603
Realized and Unrealized Gain (Loss) on Investments and Foreign Currencies							
Net Realized Gain (Loss) on:							
Investment Securities	31,123	5,350	102,964	4,719	53,548	4,460	17,166
Futures Contracts	263	—	516	—	—	—	3,254
Foreign Currency Transactions	—	—	—	(16)	(651)	—	—
Net Realized Gain (Loss) on Investments and Foreign Currencies	31,386	5,350	103,480	4,703	52,897	4,460	20,420
Net Unrealized Appreciation (Depreciation) of:							
Investment Securities	38,651	28,984	57,173	12,642	86,049	5,278	33,436
Futures Contracts	576	—	126	—	—	—	976
Foreign Currency Transactions	—	—	—	3	(54)	—	—
Net Change in Unrealized Appreciation (Depreciation) of Investments	39,227	28,984	57,299	12,645	85,995	5,278	34,412
Net Gain (Loss) on Investments	70,613	34,334	160,779	17,348	138,892	9,738	54,832
Net Increase (Decrease) in Net Assets Resulting from Operations	$69,454	$35,573	$161,414	$18,022	$157,849	$10,289	$58,435
(1) Less Foreign Dividend Tax	$ —	$ 1	$ 17	$ 58	$ 954	$ 2	$ —

The Accompanying Notes are an Integral Part of the Financial Statements

Janus Capital Appreciation Portfolio	Growth Stock Portfolio	Large Cap Core Stock Portfolio	Capital Guardian Domestic Equity Portfolio	T. Rowe Price Equity Income Portfolio	Index 500 Stock Portfolio	Asset Allocation Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Select Bond Portfolio	Money Market Portfolio
$ 75	$ 448	$ 270	$ 156	$ 58	$ 439	$ 2,991	$ 60,071	$16,507	$26,979	$ 5,155
278	9,444	7,979	3,582	1,541	35,954	1,152	27,066	97	—	—
353	9,892	8,249	3,738	1,599	36,393	4,143	87,137	16,604	26,979	5,155
346	2,786	1,933	1,014	428	3,577	917	8,689	990	1,887	1,094
8	22	18	12	13	32	107	—	27	—	—
10	17	17	12	10	18	16	—	21	—	—
—	1	1	1	1	1	3	—	1	—	—
364	2,826	1,969	1,039	452	3,628	1,043	8,689	1,039	1,887	1,094
—	—	—	—	—	—	—	—	—	—	(1,094)
—	(1)	(1)	(1)	—	—	(1)	—	(3)	—	—
364	2,825	1,968	1,038	452	3,628	1,042	8,689	1,036	1,887	—
(11)	7,067	6,281	2,700	1,147	32,765	3,101	78,448	15,568	25,092	5,155
(454)	29,026	(661)	11,200	2,719	30,187	2,536	13,176	11,051	3,161	—
—	1,385	181	—	—	2,758	1,518	40,988	—	4,891	—
—	—	—	—	—	—	1	—	—	—	—
(454)	30,411	(480)	11,200	2,719	32,945	4,055	54,164	11,051	8,052	—
8,982	5,558	29,519	14,404	6,583	119,833	9,662	97,694	(1,107)	(2,909)	—
—	177	117	—	—	(619)	—	(8,234)	—	(1,204)	—
—	—	—	—	—	—	1	—	—	—	—
8,982	5,735	29,636	14,404	6,583	119,214	9,663	89,460	(1,107)	(4,113)	—
8,528	36,146	29,156	25,604	9,302	152,159	13,718	143,624	9,944	3,939	—
$8,517	$43,213	$35,437	$28,304	$10,449	$184,924	$16,819	$222,072	$25,512	$29,031	$ 5,155
$ 2	$ 42	$ (8)	$ 38	$ 7	$ —	$ 52	$ —	$ —	$ —	$ —

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Small Cap Growth Stock Portfolio

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ (1,159)	$ (1,036)
Net Realized Gain (Loss) on Investments and Foreign Currencies	31,386	18,249
Net Change in Unrealized Appreciation (Depreciation) of Investments	39,227	69,720
Net Increase (Decrease) in Net Assets Resulting from Operations	69,454	86,933
Distributions to Shareholders from:		
Net Investment Income	—	—
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	—	—
Fund Share Transactions:		
Proceeds from Sale of 28,670 and 35,064 Shares	58,058	58,399
Proceeds from Shares Issued on Reinvestments of Distributions Paid	—	—
Payments for 25,634 and 20,868 Shares Redeemed	(51,704)	(33,600)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	6,354	24,799
Total Increase (Decrease) in Net Assets	75,808	111,732
Net Assets		
Beginning of Period	366,612	254,880
End of Period	$442,420	$366,612

T. Rowe Price Small Cap Value Portfolio

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 1,239	$ 562
Net Realized Gain (Loss) on Investments and Foreign Currencies	5,350	2,029
Net Change in Unrealized Appreciation (Depreciation) of Investments	28,984	24,642
Net Increase (Decrease) in Net Assets Resulting from Operations	35,573	27,233
Distributions to Shareholders from:		
Net Investment Income	(331)	—
Net Realized Gain on Investments	(1,925)	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(2,256)	—
Fund Share Transactions:		
Proceeds from Sale of 41,747 and 38,564 Shares	58,312	42,482
Proceeds from Shares Issued on Reinvestments of Distributions Paid (1,702 and 0 Shares, respectively)	2,256	—
Payments for 11,364 and 10,062 Shares Redeemed	(15,686)	(10,854)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	44,882	31,628
Total Increase (Decrease) in Net Assets	78,199	58,861
Net Assets		
Beginning of Period	121,944	63,083
End of Period	$200,143	$121,944

The Accompanying Notes are an Integral Part of the Financial Statements

Statements of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Aggressive Growth Stock Portfolio

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 635	$ (1,043)
Net Realized Gain (Loss) on Investments and Foreign Currencies	103,480	1,043
Net Change in Unrealized Appreciation (Depreciation) of Investments	57,299	238,195
Net Increase (Decrease) in Net Assets Resulting from Operations	161,414	238,195
Distributions to Shareholders from:		
Net Investment Income	—	—
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	—	—
Fund Share Transactions:		
Proceeds from Sale of 25,228 and 33,086 Shares	70,609	78,472
Proceeds from Shares Issued on Reinvestments of Distributions Paid	—	—
Payments for 50,196 and 52,230 Shares Redeemed	(141,070)	(123,200)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	(70,461)	(44,728)
Total Increase (Decrease) in Net Assets	90,953	193,467
Net Assets		
Beginning of Period	1,187,542	994,075
End of Period	$1,278,495	$1,187,542

International Growth Portfolio

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 674	$ 381
Net Realized Gain (Loss) on Investments and Foreign Currencies	4,703	(902)
Net Change in Unrealized Appreciation (Depreciation) of Investments	12,645	17,919
Net Increase (Decrease) in Net Assets Resulting from Operations	18,022	17,398
Distributions to Shareholders from:		
Net Investment Income	(625)	(420)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(625)	(420)
Fund Share Transactions:		
Proceeds from Sale of 33,565 and 30,332 Shares	39,016	27,066
Proceeds from Shares Issued on Reinvestments of Distributions Paid (475 and 388 Shares, respectively)	625	420
Payments for 11,379 and 14,368 Shares Redeemed	(13,230)	(13,147)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	26,411	14,339
Total Increase (Decrease) in Net Assets	43,808	31,317
Net Assets		
Beginning of Period	66,690	35,373
End of Period	$110,498	$ 66,690

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Franklin Templeton International Equity Portfolio

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 18,957	$ 14,871
Net Realized Gain (Loss) on Investments and Foreign Currencies	52,897	(47,810)
Net Change in Unrealized Appreciation (Depreciation) of Investments	85,995	260,519
Net Increase (Decrease) in Net Assets Resulting from Operations	157,849	227,580
Distributions to Shareholders from:		
Net Investment Income	(14,573)	(11,039)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(14,573)	(11,039)
Fund Share Transactions:		
Proceeds from Sale of 71,383 and 306,456 Shares	104,132	326,386
Proceeds from Shares Issued on Reinvestments of Distributions Paid (10,380 and 10,594 Shares, respectively)	14,574	11,039
Payments for 52,582 and 303,227 Shares Redeemed	(76,712)	(321,361)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	41,994	16,064
Total Increase (Decrease) in Net Assets	185,270	232,605
Net Assets		
Beginning of Period	795,707	563,102
End of Period	$980,977	$795,707

AllianceBernstein Mid Cap Value Portfolio

	For the Year Ended December 31, 2004	For the Period May 1, 2003(a) through December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 551	$ 156
Net Realized Gain (Loss) on Investments and Foreign Currencies	4,460	485
Net Change in Unrealized Appreciation (Depreciation) of Investments	5,278	9,007
Net Increase (Decrease) in Net Assets Resulting from Operations	10,289	9,648
Distributions to Shareholders from:		
Net Investment Income	(543)	(160)
Net Realized Gain on Investments	(4,226)	(381)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(4,769)	(541)
Fund Share Transactions:		
Proceeds from Sale of 16,224 and 33,540 Shares	22,455	34,956
Proceeds from Shares Issued on Reinvestments of Distributions Paid (3,307 and 415 Shares, respectively)	4,769	541
Payments for 3,477 and 435 Shares Redeemed	(4,704)	(513)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	22,520	34,984
Total Increase (Decrease) in Net Assets	28,040	44,091
Net Assets		
Beginning of Period	44,091	—
End of Period	$72,131	$44,091

(a) Portfolio commenced operations on May 1, 2003.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Index 400 Stock Portfolio

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 3,603	$ 2,461
Net Realized Gain (Loss) on Investments and Foreign Currencies	20,420	3,452
Net Change in Unrealized Appreciation (Depreciation) of Investments	34,412	78,087
Net Increase (Decrease) in Net Assets Resulting from Operations	58,435	84,000
Distributions to Shareholders from:		
Net Investment Income	(2,524)	(1,934)
Net Realized Gain on Investments	(2,268)	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(4,792)	(1,934)
Fund Share Transactions:		
Proceeds from Sale of 48,930 and 57,250 Shares	64,564	61,744
Proceeds from Shares Issued on Reinvestments of Distributions Paid (3,734 and 1,962 Shares, respectively)	4,792	1,934
Payments for 29,428 and 27,449 Shares Redeemed	(38,672)	(28,654)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	30,684	35,024
Total Increase (Decrease) in Net Assets	84,327	117,090
Net Assets		
Beginning of Period	342,500	225,410
End of Period	$426,827	$342,500

Janus Capital Appreciation Portfolio

	For the Year Ended December 31, 2004	For the Period May 1, 2003(a) through December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ (11)	$ 14
Net Realized Gain (Loss) on Investments and Foreign Currencies	(454)	(34)
Net Change in Unrealized Appreciation (Depreciation) of Investments	8,982	5,638
Net Increase (Decrease) in Net Assets Resulting from Operations	8,517	5,618
Distributions to Shareholders from:		
Net Investment Income	(51)	(14)
Net Realized Gain on Investments	—	(77)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(51)	(91)
Fund Share Transactions:		
Proceeds from Sale of 11,304 and 31,143 Shares	14,424	31,680
Proceeds from Shares Issued on Reinvestments of Distributions Paid (36 and 77 Shares, respectively)	51	91
Payments for 2,404 and 515 Shares Redeemed	(2,981)	(568)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	11,494	31,203
Total Increase (Decrease) in Net Assets	19,960	36,730
Net Assets		
Beginning of Period	36,730	—
End of Period	$56,690	$36,730

(a) Portfolio commenced operations on May 1, 2003.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Growth Stock Portfolio

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 7,067	$ 4,542
Net Realized Gain (Loss) on Investments and Foreign Currencies	30,411	22,011
Net Change in Unrealized Appreciation (Depreciation) of Investments	5,735	78,208
Net Increase (Decrease) in Net Assets Resulting from Operations	43,213	104,761
Distributions to Shareholders from:		
Net Investment Income	(4,542)	(4,774)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(4,542)	(4,774)
Fund Share Transactions:		
Proceeds from Sale of 29,901 and 46,115 Shares	55,981	76,995
Proceeds from Shares Issued on Reinvestments of Distributions Paid (2,470 and 2,934 Shares, respectively)	4,542	4,774
Payments for 41,710 and 40,664 Shares Redeemed	(78,216)	(67,306)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	(17,693)	14,463
Total Increase (Decrease) in Net Assets	20,978	114,450
Net Assets		
Beginning of Period	665,871	551,421
End of Period	$686,849	$665,871

Large Cap Core Stock Portfolio

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 6,281	$ 4,201
Net Realized Gain (Loss) on Investments and Foreign Currencies	(480)	(84,731)
Net Change in Unrealized Appreciation (Depreciation) of Investments	29,636	167,352
Net Increase (Decrease) in Net Assets Resulting from Operations	35,437	86,822
Distributions to Shareholders from:		
Net Investment Income	(4,200)	(3,770)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(4,200)	(3,770)
Fund Share Transactions:		
Proceeds from Sale of 37,334 and 44,876 Shares	39,932	42,265
Proceeds from Shares Issued on Reinvestments of Distributions Paid (4,015 and 4,194 Shares, respectively)	4,200	3,770
Payments for 49,534 and 51,025 Shares Redeemed	(52,988)	(47,477)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	(8,856)	(1,442)
Total Increase (Decrease) in Net Assets	22,381	81,610
Net Assets		
Beginning of Period	447,554	365,944
End of Period	$469,935	$447,554

The Accompanying Notes are an Integral Part of the Financial Statements

Statements of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Capital Guardian Domestic Equity Portfolio

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 2,700	$ 1,807
Net Realized Gain (Loss) on Investments and Foreign Currencies	11,200	215
Net Change in Unrealized Appreciation (Depreciation) of Investments	14,404	29,182
Net Increase (Decrease) in Net Assets Resulting from Operations	28,304	31,204
Distributions to Shareholders from:		
Net Investment Income	(2,660)	(1,804)
Net Realized Gain on Investments	(2,783)	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(5,443)	(1,804)
Fund Share Transactions:		
Proceeds from Sale of 55,988 and 46,482 Shares	59,051	39,838
Proceeds from Shares Issued on Reinvestments of Distributions Paid (4,768 and 1,826 Shares, respectively)	5,443	1,804
Payments for 10,950 and 10,806 Shares Redeemed	(11,477)	(9,217)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	53,017	32,425
Total Increase (Decrease) in Net Assets	75,878	61,825
Net Assets		
Beginning of Period	136,099	74,274
End of Period	$211,977	$136,099

T. Rowe Price Equity Income Portfolio

	For the Year Ended December 31, 2004	For the Period May 1, 2003(a) through December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 1,147	$ 439
Net Realized Gain (Loss) on Investments and Foreign Currencies	2,719	408
Net Change in Unrealized Appreciation (Depreciation) of Investments	6,583	6,651
Net Increase (Decrease) in Net Assets Resulting from Operations	10,449	7,498
Distributions to Shareholders from:		
Net Investment Income	(1,138)	(435)
Net Realized Gain on Investments	(2,181)	(216)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(3,319)	(651)
Fund Share Transactions:		
Proceeds from Sale of 27,239 and 39,054 Shares	34,607	40,714
Proceeds from Shares Issued on Reinvestments of Distributions Paid (2,475 and 543 Shares, respectively)	3,319	651
Payments for 2,336 and 489 Shares Redeemed	(2,973)	(548)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	34,953	40,817
Total Increase (Decrease) in Net Assets	42,083	47,664
Net Assets		
Beginning of Period	47,664	—
End of Period	$89,747	$47,664

(a) Portfolio commenced operations on May 1, 2003.

The Accompanying Notes are an Integral Part of the Financial Statements

Statements of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Index 500 Stock Portfolio

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 32,765	$ 23,881
Net Realized Gain (Loss) on Investments and Foreign Currencies	32,945	17,414
Net Change in Unrealized Appreciation (Depreciation) of Investments	119,214	344,408
Net Increase (Decrease) in Net Assets Resulting from Operations	184,924	385,703
Distributions to Shareholders from:		
Net Investment Income	(23,734)	(21,914)
Net Realized Gain on Investments	(19,343)	(8,037)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(43,077)	(29,951)
Fund Share Transactions:		
Proceeds from Sale of 53,590 and 64,442 Shares	147,360	153,657
Proceeds from Shares Issued on Reinvestments of Distributions Paid (16,097 and 13,329 Shares, respectively)	43,077	29,951
Payments for 67,111 and 62,305 Shares Redeemed	(184,282)	(146,121)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	6,155	37,487
Total Increase (Decrease) in Net Assets	148,002	393,239
Net Assets		
Beginning of Period	1,756,120	1,362,881
End of Period	$1,904,122	$1,756,120

Asset Allocation Portfolio

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 3,101	$ 2,087
Net Realized Gain (Loss) on Investments and Foreign Currencies	4,055	3,511
Net Change in Unrealized Appreciation (Depreciation) of Investments	9,663	16,774
Net Increase (Decrease) in Net Assets Resulting from Operations	16,819	22,372
Distributions to Shareholders from:		
Net Investment Income	—	(2,122)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	—	(2,122)
Fund Share Transactions:		
Proceeds from Sale of 62,501 and 60,300 Shares	65,021	55,946
Proceeds from Shares Issued on Reinvestments of Distributions Paid (0 and 2,087 Shares, respectively)	—	2,122
Payments for 15,192 and 35,897 Shares Redeemed	(15,750)	(35,100)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	49,271	22,968
Total Increase (Decrease) in Net Assets	66,090	43,218
Net Assets		
Beginning of Period	130,478	87,260
End of Period	$196,568	$130,478

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Balanced Portfolio

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 78,448	$ 73,405
Net Realized Gain (Loss) on Investments and Foreign Currencies	54,164	138,458
Net Change in Unrealized Appreciation (Depreciation) of Investments	89,460	233,710
Net Increase (Decrease) in Net Assets Resulting from Operations	222,072	445,573
Distributions to Shareholders from:		
Net Investment Income	(73,596)	(85,974)
Net Realized Gain on Investments	(103,896)	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(177,492)	(85,974)
Fund Share Transactions:		
Proceeds from Sale of 95,815 and 98,048 Shares	174,463	167,389
Proceeds from Shares Issued on Reinvestments of Distributions Paid (102,300 and 52,328 Shares, respectively)	177,492	85,974
Payments for 167,929 and 167,140 Shares Redeemed	(304,844)	(283,003)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	47,111	(29,640)
Total Increase (Decrease) in Net Assets	91,691	329,959
Net Assets		
Beginning of Period	2,891,488	2,561,529
End of Period	$2,983,179	$2,891,488

High Yield Bond Portfolio

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 15,568	$ 14,601
Net Realized Gain (Loss) on Investments and Foreign Currencies	11,051	7,972
Net Change in Unrealized Appreciation (Depreciation) of Investments	(1,107)	20,079
Net Increase (Decrease) in Net Assets Resulting from Operations	25,512	42,652
Distributions to Shareholders from:		
Net Investment Income	(14,554)	(362)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(14,554)	(362)
Fund Share Transactions:		
Proceeds from Sale of 49,668 and 80,917 Shares	35,967	52,808
Proceeds from Shares Issued on Reinvestments of Distributions Paid (21,213 and 572 Shares, respectively)	14,554	362
Payments for 43,729 and 50,808 Shares Redeemed	(31,538)	(33,642)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	18,983	19,528
Total Increase (Decrease) in Net Assets	29,941	61,818
Net Assets		
Beginning of Period	199,371	137,553
End of Period	$229,312	$199,371

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Select Bond Portfolio

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 25,092	$ 25,481
Net Realized Gain (Loss) on Investments and Foreign Currencies	8,052	17,559
Net Change in Unrealized Appreciation (Depreciation) of Investments	(4,113)	(10,035)
Net Increase (Decrease) in Net Assets Resulting from Operations	29,031	33,005
Distributions to Shareholders from:		
Net Investment Income	(25,605)	(24,369)
Net Realized Gain on Investments	(17,701)	(13,905)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(43,306)	(38,274)
Fund Share Transactions:		
Proceeds from Sale of 88,198 and 106,806 Shares	108,312	135,872
Proceeds from Shares Issued on Reinvestments of Distributions Paid (37,204 and 31,067 Shares, respectively)	43,306	38,274
Payments for 79,381 and 105,045 Shares Redeemed	(97,641)	(131,570)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	53,977	42,576
Total Increase (Decrease) in Net Assets	39,702	37,307
Net Assets		
Beginning of Period	621,325	584,018
End of Period	$661,027	$ 621,325

Money Market Portfolio

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	
Change in Net Assets		
Operations		
Net Investment Income (Loss)	$ 5,155	$ 5,837
Net Realized Gain (Loss) on Investments and Foreign Currencies	—	—
Net Change in Unrealized Appreciation (Depreciation) of Investments	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	5,155	5,837
Distributions to Shareholders from:		
Net Investment Income	(5,155)	(5,836)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(5,155)	(5,836)
Fund Share Transactions:		
Proceeds from Sale of 156,221 and 420,450 Shares	156,229	420,450
Proceeds from Shares Issued on Reinvestments of Distributions Paid (5,155 and 5,836 Shares, respectively)	5,155	5,836
Payments for 216,789 and 527,727 Shares Redeemed	(216,789)	(527,727)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions	(55,405)	(101,441)
Total Increase (Decrease) in Net Assets	(55,405)	(101,440)
Net Assets		
Beginning of Period	399,873	501,313
End of Period	$ 344,468	$ 399,873

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Small Cap Growth Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2004	2003	2002	2001	2000
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.94	$ 1.46	$ 1.79	$ 1.86	$ 1.79
Income from Investment Operations:					
Net Investment Income	(0.01)	—	—	—	—
Net Realized and Unrealized Gains (Losses) on Investments	0.37	0.48	(0.33)	(0.07)	0.13
Total from Investment Operations	0.36	0.48	(0.33)	(0.07)	0.13
Less Distributions:					
Distributions from Net Investment Income	—	—	—	—	—
Distributions from Realized Gains on Investments	—	—	—	—	(0.06)
Total Distributions	—	—	—	—	(0.06)
Net Asset Value, End of Period	$ 2.30	$ 1.94	$ 1.46	$ 1.79	$ 1.86
Total Return(d)	18.80%	33.06%	(18.42%)	(3.76%)	6.71%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$442,420	$366,612	$ 254,880	$291,448	$250,314
Ratio of Expenses to Average Net Assets	0.57%	0.59%	0.60%	0.60%	0.67%
Ratio of Net Investment Income (Loss) to Average Net Assets	(0.30%)	(0.35%)	(0.26%)	0.17%	0.19%
Portfolio Turnover Rate	87.74%	84.20%	41.87%	70.58%	86.13%

T. Rowe Price Small Cap Value Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2004	2003	2002	For the Period July 31, 2001(a) through December 31, 2001
Selected Per Share Data				
Net Asset Value, Beginning of Period	$ 1.29	$ 0.95	$ 1.02	$ 1.00
Income from Investment Operations:				
Net Investment Income	0.01	0.01	0.01	—
Net Realized and Unrealized Gains on Investments	0.30	0.33	(0.07)	0.02
Total from Investment Operations	0.31	0.34	(0.06)	0.02
Less Distributions:				
Distributions from Net Investment Income	—	—	(0.01)	—
Distributions from Realized Gains on Investments	(0.02)	—	—	—
Total Distributions	(0.02)	—	(0.01)	—
Net Asset Value, End of Period	$ 1.58	$ 1.29	$ 0.95	$ 1.02
Total Return(d)	24.57%	35.15%	(5.58%)	1.76%
Ratios and Supplemental Data				
Net Assets, End of Period (in thousands)	$200,143	$121,944	$ 63,083	$ 21,003
Ratio of Gross Expenses to Average Net Assets	0.88%	0.90%	1.02%	1.36%(c)
Ratio of Net Expenses to Average Net Assets	0.88%	0.90%	1.00%	1.00%(c)
Ratio of Net Investment Income (Losses) to Average Net Assets	0.81%	0.65%	0.54%	1.03%(c)
Portfolio Turnover Rate	19.22%	33.78%	28.26%	49.70%

(a) Portfolio commenced operations July 31, 2001.
(c) Computed on an annualized basis.
(d) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Aggressive Growth Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31,				
	2004	2003	2002	2001	2000
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 2.72	$ 2.18	$ 2.82	$ 4.47	$ 4.81
Income from Investment Operations:					
Net Investment Income	0.0(e)	—	—	—	—
Net Realized and Unrealized Gains (Losses) on Investments	0.39	0.54	(0.59)	(0.83)	0.29
Total from Investment Operations	0.39	0.54	(0.59)	(0.83)	0.29
Less Distributions:					
Distributions from Net Investment Income	—	—	—	—	—
Distributions from Realized Gains on Investments	—	—	(0.05)	(0.82)	(0.63)
Total Distributions	—	—	(0.05)	(0.82)	(0.63)
Net Asset Value, End of Period	$ 3.11	$ 2.72	$ 2.18	$ 2.82	$ 4.47
Total Return(d)	14.22%	24.69%	(21.15%)	(19.87%)	6.18%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$1,278,495	$1,187,542	$994,075	$1,341,876	$1,696,013
Ratio of Expenses to Average Net Assets	0.52%	0.52%	0.52%	0.52%	0.52%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.05%	(0.10%)	(0.11%)	0.08%	0.09%
Portfolio Turnover Rate	71.24%	63.21%	43.37%	70.40%	63.18%

International Growth Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31,			For the Period July 31, 2001(a) through December 31,
	2004	2003	2002	2001
Selected Per Share Data				
Net Asset Value, Beginning of Period	$ 1.09	$ 0.79	$ 0.91	$ 1.00
Income from Investment Operations:				
Net Investment Income	0.01	0.01	—	—
Net Realized and Unrealized Gains (Losses) on Investments	0.23	0.30	(0.12)	(0.09)
Total from Investment Operations	0.24	0.31	(0.12)	(0.09)
Less Distributions:				
Distributions from Net Investment Income	(0.01)	(0.01)	—	—
Distributions from Realized Gains on Investments	—	—	—	—
Total Distributions	(0.01)	(0.01)	—	—
Net Asset Value, End of Period	$ 1.32	$ 1.09	$ 0.79	$ 0.91
Total Return(d)	21.59%	38.99%	(12.34%)	(9.40%)
Ratios and Supplemental Data				
Net Assets, End of Period (in thousands)	$110,498	$ 66,690	$ 35,373	$ 26,900
Ratio of Gross Expenses to Average Net Assets	0.98%	1.25%	1.15%	1.25%(c)
Ratio of Net Expenses to Average Net Assets	0.98%	1.10%	1.10%	1.10%(c)
Ratio of Net Investment Income (Loss) to Average Net Assets	0.81%	0.79%	0.62%	0.05%(c)
Portfolio Turnover Rate	70.84%	58.09%	27.28%	18.45%

(a) Portfolio commenced operations July 31, 2001.
(c) Computed on an annualized basis.
(d) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.
(e) Amount is less than $0.005.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Franklin Templeton International Equity

(For a share outstanding throughout the period)	For the Year Ended December 31, 2004	2003	2002	2001	2000
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.41	$ 1.02	$ 1.26	$ 1.63	$ 1.78
Income from Investment Operations:					
Net Investment Income	0.03	0.03	0.02	0.02	0.02
Net Realized and Unrealized Gains (Losses) on Investments	0.24	0.38	(0.24)	(0.23)	(0.04)
Total from Investment Operations	0.27	0.41	(0.22)	(0.21)	(0.02)
Less Distributions:					
Distributions from Net Investment Income	(0.03)	(0.02)	(0.02)	(0.03)	(0.04)
Distributions from Realized Gains on Investments	—	—	—	(0.13)	(0.09)
Total Distributions	(0.03)	(0.02)	(0.02)	(0.16)	(0.13)
Net Asset Value, End of Period	$ 1.65	$ 1.41	$ 1.02	$ 1.26	$ 1.63
Total Return(d)	19.33%	40.46%	(17.40%)	(14.00%)	(0.79%)
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$980,977	$795,707	$ 563,102	$ 716,413	$809,617
Ratio of Expenses to Average Net Assets	0.72%	0.74%	0.74%	0.74%	0.73%
Ratio of Net Investment Income (Loss) to Average Net Assets	2.23%	2.33%	1.72%	1.99%	1.77%
Portfolio Turnover Rate	18.65%	24.87%	30.94%	34.52%	26.95%

AllianceBernstein Mid Cap Value Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2004	For the Period May 1, 2003(b) through December 31, 2003
Selected Per Share Data		
Net Asset Value, Beginning of Period	$ 1.32	$ 1.00
Income from Investment Operations:		
Net Investment Income	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.22	0.32
Total from Investment Operations	0.23	0.33
Less Distributions:		
Distributions from Net Investment Income	(0.01)	(0.00)(e)
Distributions from Realized Gains on Investments	(0.09)	(0.01)
Total Distributions	(0.10)	(0.01)
Net Asset Value, End of Period	$ 1.45	$ 1.32
Total Return(d)	18.67%	33.16%
Ratios and Supplemental Data		
Net Assets, End of Period (in thousands)	$ 72,131	$ 44,091
Ratio of Gross Expenses to Average Net Assets	0.89%	0.94%(c)
Ratio of Net Expenses to Average Net Assets	0.89%	0.93%(c)
Ratio of Net Investment Income (Loss) to Average Net Assets	1.00%	0.70%(c)
Portfolio Turnover Rate	33.05%	9.68%

(b) Portfolio commenced operations on May 1, 2003.
(c) Computed on an annualized basis.
(d) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.
(e) Amount is less than $0.005.

The Accompanying Notes are an Integral Part of the Financial Statements.

Financial Highlights

Northwestern Mutual Series Fund, Inc.

Index 400 Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2004	2003	2002	2001	2000
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.28	$ 0.95	$ 1.12	$ 1.14	$ 1.11
Income from Investment Operations:					
Net Investment Income (Loss)	0.01	0.01	0.01	—	0.02
Net Realized and Unrealized Gains (Losses) on Investments	0.19	0.33	(0.17)	(0.01)	0.16
Total from Investment Operations	0.20	0.34	(0.16)	(0.01)	0.18
Less Distributions:					
Distributions from Net Investment Income	(0.01)	(0.01)	(0.01)	—	(0.02)
Distributions from Realized Gains on Investments	(0.01)	—	—	(0.01)	(0.13)
Total Distributions	(0.02)	(0.01)	(0.01)	(0.01)	(0.15)
Net Asset Value, End of Period	$ 1.46	$ 1.28	$ 0.95	$ 1.12	$ 1.14
Total Return(d)	16.26%	35.01%	(14.54%)	(0.65%)	17.21%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$426,827	$342,500	$ 225,410	$210,734	$137,616
Ratio of Expenses to Average Net Assets	0.26%	0.27%	0.28%	0.31%	0.32%
Ratio of Net Investment Income to Average Net Assets	0.96%	0.92%	0.86%	1.06%	1.71%
Portfolio Turnover Rate	16.46%	9.74%	15.60%	19.06%	54.60%

Janus Capital Appreciation Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2004	For the Period May 1, 2003(b) through December 31, 2003
Selected Per Share Data		
Net Asset Value, Beginning of Period	$ 1.20	$ 1.00
Income from Investment Operations:	0.00(e)	
Net Investment Income (Loss)	—	—
Net Realized and Unrealized Gains (Losses) on Investments	0.23	0.20
Total from Investment Operations	0.23	0.20
Less Distributions:		
Distributions from Net Investment Income	—	(0.00)(e)
Distributions from Realized Gains on Investments	—	(0.00)(e)
Total Distributions	—	(0.00)(e)
Net Asset Value, End of Period	$ 1.43	$ 1.20
Total Return(d)	19.67%	19.90%
Ratios and Supplemental Data		
Net Assets, End of Period (in thousands)	$ 56,690	$ 36,730
Ratio of Expenses to Average Net Assets	0.84%	0.90%(c)
Ratio of Net Investment Income to Average Net Assets	(0.03%)	0.07%(c)
Portfolio Turnover Rate	25.42%	33.68%

(b) Portfolio commenced operations on May 1, 2003.
(c) Computed on an annualized basis.
(d) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.
(e) Amount is less than $0.005.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Growth Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2004	2003	2002	2001	2000
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.87	$ 1.59	$ 2.03	$ 2.47	$ 2.66
Income from Investment Operations:					
Net Investment Income (Loss)	0.02	0.01	0.01	0.02	0.03
Net Realized and Unrealized Gains (Losses) on Investments	0.10	0.28	(0.43)	(0.36)	(0.09)
Total from Investment Operations	0.12	0.29	(0.42)	(0.34)	(0.06)
Less Distributions:					
Distributions from Net Investment Income	(0.01)	(0.01)	(0.02)	(0.02)	(0.02)
Distributions from Realized Gains on Investments	—	—	—	(0.08)	(0.11)
Total Distributions	(0.01)	(0.01)	(0.02)	(0.10)	(0.13)
Net Asset Value, End of Period	$ 1.98	$ 1.87	$ 1.59	$ 2.03	$ 2.47
Total Return(d)	6.67%	18.94%	(20.83%)	(14.22%)	(2.49%)
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$686,849	$665,871	$551,421	$696,578	$770,816
Ratio of Expenses to Average Net Assets	0.43%	0.43%	0.43%	0.43%	0.43%
Ratio of Net Investment Income to Average Net Assets	1.07%	0.77%	0.76%	1.01%	1.12%
Portfolio Turnover Rate	34.53%	40.89%	28.06%	27.98%	28.01%

Large Cap Core Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2004	2003	2002	2001	2000
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.07	$ 0.87	$ 1.22	$ 1.37	$ 1.56
Income from Investment Operations:					
Net Investment Income (Loss)	0.02	0.01	0.01	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.06	0.20	(0.35)	(0.11)	(0.11)
Total from Investment Operations	0.08	0.21	(0.34)	(0.10)	(0.10)
Less Distributions:					
Distributions from Net Investment Income	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Distributions from Realized Gains on Investments	—	—	—	(0.04)	(0.08)
Total Distributions	(0.01)	(0.01)	(0.01)	(0.05)	(0.09)
Net Asset Value, End of Period	$ 1.14	$ 1.07	$ 0.87	$ 1.22	$ 1.37
Total Return(d)	8.16%	24.05%	(28.20%)	(7.77%)	(6.97%)
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$469,935	$447,554	$365,944	$548,672	$579,981
Ratio of Expenses to Average Net Assets	0.44%	0.46%	0.58%	0.58%	0.57%
Ratio of Net Investment Income to Average Net Assets	1.41%	1.07%	0.85%	0.75%	0.68%
Portfolio Turnover Rate	33.64%	58.90%	29.20%	44.37%	47.67%

(d) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Capital Guardian Domestic Equity Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2004	2003	2002	For the Period July 31, 2001(a) through December 31, 2001
Selected Per Share Data				
Net Asset Value, Beginning of Period	$ 1.00	$ 0.76	$ 0.97	$ 1.00
Income from Investment Operations:				
Net Investment Income	0.02	0.01	0.01	—
Net Realized and Unrealized Gains (Losses) on Investments	0.15	0.24	(0.21)	(0.03)
Total from Investment Operations	0.17	0.25	(0.20)	(0.03)
Less Distributions:				
Distributions from Net Investment Income	(0.01)	(0.01)	(0.01)	—
Distributions from Realized Gains on Investments	(0.02)	—	—	—
Total Distributions	(0.03)	(0.01)	(0.01)	—
Net Asset Value, End of Period	$ 1.14	$ 1.00	$ 0.76	$ 0.97
Total Return(d)	16.85%	34.41%	(21.24%)	(2.19%)
Ratios and Supplemental Data				
Net Assets, End of Period (in thousands)	$211,977	$136,099	$ 74,274	$ 40,722
Ratio of Gross Expenses to Average Net Assets	0.62%	0.67%	0.70%	0.90%(c)
Ratio of Net Expenses to Average Net Assets	0.62%	0.67%	0.70%	0.75%(c)
Ratio of Net Investment Income to Average Net Assets	1.63%	1.84%	1.54%	1.32%(c)
Portfolio Turnover Rate	32.97%	29.20%	22.42%	18.98%

T. Rowe Price Equity Income Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2004	For the Period May 1, 2003(b) through December 31, 2003
Selected Per Share Data		
Net Asset Value, Beginning of Period	$ 1.22	$ 1.00
Income from Investment Operations:		
Net Investment Income	0.02	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.17	0.23
Total from Investment Operations	0.19	0.24
Less Distributions:		
Distributions from Net Investment Income	(0.02)	(0.01)
Distributions from Realized Gains on Investments	(0.04)	(0.01)
Total Distributions	(0.06)	(0.02)
Net Asset Value, End of Period	$ 1.35	$ 1.22
Total Return(d)	15.16%	23.64%
Ratios and Supplemental Data		
Net Assets, End of Period (in thousands)	$ 89,747	$ 47,664
Ratio of Gross Expenses to Average Net Assets	0.69%	0.77%(c)
Ratio of Net Expenses to Average Net Assets	0.69%	0.75%(c)
Ratio of Net Investment Income to Average Net Assets	1.74%	1.88%(c)
Portfolio Turnover Rate	15.21%	27.27%

(a) Portfolio commenced operations July 31, 2001.
(b) Portfolio commenced operations on May 1, 2003.
(c) Computed on an annualized basis.
(d) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Index 500 Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2004	2003	2002	2001	2000
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 2.72	$ 2.17	$ 2.87	$ 3.41	$ 3.89
Income from Investment Operations:					
Net Investment Income (Loss)	0.05	0.04	0.03	0.03	0.04
Net Realized and Unrealized Gains (Losses) on Investments	0.24	0.56	(0.64)	(0.43)	(0.37)
Total from Investment Operations	0.29	0.60	(0.61)	(0.40)	(0.33)
Less Distributions:					
Distributions from Net Investment Income	(0.04)	(0.04)	(0.03)	(0.04)	(0.04)
Distributions from Realized Gains on Investments	(0.03)	(0.01)	(0.06)	(0.10)	(0.11)
Total Distributions	(0.07)	(0.05)	(0.09)	(0.14)	(0.15)
Net Asset Value, End of Period	$ 2.94	$ 2.72	$ 2.17	$ 2.87	$ 3.41
Total Return(d)	10.70%	28.43%	(22.07%)	(11.88%)	(8.75%)
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$1,904,122	$1,756,120	$1,362,881	$1,821,875	$2,072,937
Ratio of Expenses to Average Net Assets	0.20%	0.20%	0.21%	0.21%	0.20%
Ratio of Net Investment Income to Average Net Assets	1.83%	1.59%	1.40%	1.13%	1.08%
Portfolio Turnover Rate	3.45%	2.44%	6.55%	2.92%	6.47%

Asset Allocation Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2004	2003	2002	For the Period July 31, 2001(a) through December 31, 2001
Selected Per Share Data				
Net Asset Value, Beginning of Period	$ 1.02	$ 0.86	$ 0.97	$ 1.00
Income from Investment Operations:				
Net Investment Income	0.02	0.02	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.08	0.16	(0.11)	(0.03)
Total from Investment Operations	0.10	0.18	(0.10)	(0.02)
Less Distributions:				
Distributions from Net Investment Income	—	(0.02)	(0.01)	(0.01)
Distributions from Realized Gains on Investments	—	—	—	—
Total Distributions	—	(0.02)	(0.01)	(0.01)
Net Asset Value, End of Period	$ 1.12	$ 1.02	$ 0.86	$ 0.97
Total Return(d)	10.02%	20.63%	(10.26%)	(2.10%)
Ratios and Supplemental Data				
Net Assets, End of Period (in thousands)	$ 196,568	$ 130,478	$ 87,260	$ 40,116
Ratio of Gross Expenses to Average Net Assets	0.64%	0.73%	0.87%	0.92%(c)
Ratio of Net Expenses to Average Net Assets	0.64%	0.73%	0.75%	0.75%(c)
Ratio of Net Investment Income to Average Net Assets	1.90%	1.83%	2.18%	2.19%(c)
Portfolio Turnover Rate	116.65%	103.77%	112.73%	55.88%

(a) Portfolio commenced operations July 31, 2001.
(c) Computed on an annualized basis.
(d) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Balanced Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2004	2003	2002	2001	2000
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.85	$ 1.62	$ 1.82	$ 2.03	$ 2.22
Income from Investment Operations:					
Net Investment Income (Loss)	0.05	0.05	0.06	0.08	0.08
Net Realized and Unrealized Gains (Losses) on Investments	0.09	0.24	(0.20)	(0.13)	(0.09)
Total from Investment Operations	0.14	0.29	(0.14)	(0.05)	(0.01)
Less Distributions:					
Distributions from Net Investment Income	(0.05)	(0.06)	(0.06)	(0.08)	(0.07)
Distributions from Realized Gains on Investments	(0.07)	—	—	(0.08)	(0.11)
Total Distributions	(0.12)	(0.06)	(0.06)	(0.16)	(0.18)
Net Asset Value, End of Period	$ 1.87	$ 1.85	$ 1.62	$ 1.82	$ 2.03
Total Return(d)	7.89%	17.99%	(7.54%)	(3.15%)	(0.17%)
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$2,983,179	$2,891,488	$2,561,529	$3,011,137	$3,253,199
Ratio of Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Investment Income to Average Net Assets	2.71%	2.74%	3.08%	3.75%	3.47%
Portfolio Turnover Rate	100.02%	69.56%	53.12%	50.37%	24.36%

High Yield Bond Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2004	2003	2002	2001	2000
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 0.73	$ 0.56	$ 0.65	$ 0.69	$ 0.82
Income from Investment Operations:					
Net Investment Income	0.05	0.05	0.07	0.08	0.09
Net Realized and Unrealized Gains (Losses) on Investments	0.03	0.12	(0.09)	(0.04)	(0.13)
Total from Investment Operations	0.08	0.17	(0.02)	0.04	(0.04)
Less Distributions:					
Distributions from Net Investment Income	(0.05)	(0.00)(e)	(0.07)	(0.08)	(0.09)
Distributions from Realized Gains on Investments	—	—	—	—	—
Total Distributions	(0.05)	—	(0.07)	(0.08)	(0.09)
Net Asset Value, End of Period	$ 0.76	$ 0.73	$ 0.56	$ 0.65	$ 0.69
Total Return(d)	12.76%	29.06%	(2.89%)	5.03%	(4.60%)
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$ 229,312	$ 199,371	$137,553	$147,670	$ 138,207
Ratio of Gross Expenses to Average Net Assets	0.50%	0.52%	0.54%	0.53%	0.53%
Ratio of Net Expenses to Average Net Assets	0.50%	0.52%	0.54%	0.53%	0.52%
Ratio of Net Investment Income to Average Net Assets	7.42%	8.66%	10.37%	10.48%	10.90%
Portfolio Turnover Rate	162.00%	182.10%	89.20%	96.41%	124.91%

(d) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.
(e) Amount is less than $0.005.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Select Bond Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2004	2003	2002	2001	2000
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.26	$ 1.27	$ 1.20	$ 1.16	$ 1.13
Income from Investment Operations:					
Net Investment Income	0.05	0.05	0.05	0.06	0.08
Net Realized and Unrealized Gains (Losses) on Investments	0.01	0.02	0.09	0.05	0.03
Total from Investment Operations	0.06	0.07	0.14	0.11	0.11
Less Distributions:					
Distributions from Net Investment Income	(0.05)	(0.05)	(0.06)	(0.07)	(0.08)
Distributions from Realized Gains on Investments	(0.04)	(0.03)	(0.01)	—	—
Total Distributions	(0.09)	(0.08)	(0.07)	(0.07)	(0.08)
Net Asset Value, End of Period	$ 1.23	$ 1.26	$ 1.27	$ 1.20	$ 1.16
Total Return(d)	4.75%	5.49%	12.09%	10.37%	10.21%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$ 661,027	$ 621,325	$ 584,018	$ 405,406	$ 291,678
Ratio of Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Investment Income to Average Net Assets	3.99%	4.03%	5.01%	6.15%	6.84%
Portfolio Turnover Rate	213.87%	137.05%	184.37%	151.27%	139.89%

Money Market Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2004	2003	2002	2001	2000
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Income from Investment Operations:					
Net Investment Income	0.01	0.01	0.02	0.04	0.06
Total from Investment Operations	0.01	0.01	0.02	0.04	0.06
Less Distributions:					
Distributions from Net Investment Income	(0.01)	(0.01)	(0.02)	(0.04)	(0.06)
Total Distributions	(0.01)	(0.01)	(0.02)	(0.04)	(0.06)
Net Asset Value, End of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total Return(d)	1.43%	1.23%	1.65%	3.91%	6.28%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$344,468	$399,873	$501,313	$458,689	$384,455
Ratio of Gross Expenses to Average Net Assets(f)	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Expenses to Average Net Assets(f)	0.00%	0.00%	0.27%	0.30%	0.30%
Ratio of Net Investment Income to Average Net Assets	1.41%	1.23%	1.63%	3.76%	6.08%

(d) Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year. For the Money Market Portfolio, total return includes the effect of a management fee waiver from December 2, 2002 through December 31, 2004, which ended on December 31, 2004. In the absence of such fee waiver, the total return would be less.

(f) For the Money Market Portfolio, expense ratios reflect total expenses before a management fee waiver in effect for the period December 2, 2002 through December 31, 2004 ("Gross Expense Ratio") and after such waiver ("Net Expense Ratio"). The fee waiver ended on December 31, 2004.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

December 31, 2004

Note 1 — Northwestern Mutual Series Fund, Inc. (the "Series Fund") is registered as a diversified open-end investment company under the Investment Company Act of 1940. The Series Fund consists of the Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Portfolio, Franklin Templeton International Equity Portfolio, AllianceBernstein Mid Cap Value Portfolio, Index 400 Stock Portfolio, Janus Capital Appreciation Portfolio, Growth Stock Portfolio, Large Cap Core Stock Portfolio, Capital Guardian Domestic Equity Portfolio, T. Rowe Price Equity Income Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, Balanced Portfolio, High Yield Bond Portfolio, Select Bond Portfolio and the Money Market Portfolio (the "Portfolios"). Shares are presently offered only to The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") and its segregated asset accounts.

Note 2 — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principal accounting policies are summarized below.

Note 3 — Stocks listed on a national or foreign stock exchange are generally valued at the last sale price on the exchange on which the security is principally traded. Stocks listed on the NASDAQ Stock Market, Inc. ("NASDAQ") for which a NASDAQ Official Closing Price ("NOCP") is available are valued at the NOCP. If there has been no sale on such exchange or on NASDAQ, the security is valued at the prior day's price. Stocks traded only in the over-the-counter market and not on a securities exchange or NASDAQ are valued at the latest bid price. Bonds are valued on the basis of prices furnished by a service which determines prices for normal institutional-size trading units of bonds. Securities for which current market quotations are not readily available are valued at fair value determined by procedures approved by the Board of Directors. The fair value procedure is used if a significant event that is likely to have affected the value of the securities takes place after the time of the most recent market quotations or the market quotations for other reasons do not reflect information material to the value of those securities. Generally, money market investments, other than in the Money Market Portfolio, with maturities exceeding sixty days are valued by marking to market on the basis of an average of the most recent bid prices or yields. Generally, money market investments with maturities of sixty days or less and all securities in the Money Market Portfolio are valued on an amortized cost basis or, if the current market value differs substantially from the amortized cost, by marking to market.

Note 4 — Certain of the Portfolios may have securities and other assets and liabilities denominated in foreign currencies which are translated into U.S. dollar amounts on the date of valuation. Purchases and sales of securities and income items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. When the Portfolios purchase or sell a foreign security they may enter into a foreign currency exchange contract to minimize market risk from the trade date to the settlement date of such transaction. Such foreign currency exchange contracts are marked to market daily.

The Portfolios may enter into forward foreign currency contracts to hedge against exchange rate risk arising from investments in securities denominated in foreign currencies. Contracts are valued at the contractual forward rate and are marked to market daily, with the change in market value recorded as an unrealized gain or loss. When the contracts are closed, a realized gain or loss is recorded. Risks may arise from changes in market value of the underlying instruments and from the possible inability of counterparties to meet the terms of their contracts.

The Portfolios do not separately report the results of operations due to changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized or unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade date and the settlement date on security transactions, and the differences between the amounts of dividends and foreign withholding taxes recorded on the Portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid.

Note 5 — The Small Cap Growth Stock, Aggressive Growth Stock, Index 400 Stock, Growth Stock, Index 500 Stock, Asset Allocation, Balanced and Select Bond Portfolios invest in futures contracts as an alternative to investing in individual securities and could be exposed to market risk due to changes in the value of the underlying securities or due to an illiquid secondary market. Futures contracts are marked to market daily based upon quoted settlement prices. The Portfolios receive from or pay to brokers an amount of cash equal to the daily fluctuation in the value of the contracts. Such receipts or payments, known as the "variation margin", are recorded by the Portfolios as unrealized gains or losses. When a contract is closed, the Portfolios record a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

For federal income tax purposes, net unrealized appreciation (depreciation) on open futures contracts is generally required to be treated as realized gains (losses).

Note 6 — The Series Fund has a securities lending program that enables each Portfolio, except the Money Market Portfolio, to loan securities to approved broker-dealers. The Portfolio receives cash (U.S. currency), U.S. Government or U.S. Government agency obligations as collateral against the loaned securities. To the extent that a loan is collateralized by cash, such collateral shall be invested by the Portfolio to earn interest in accordance with the Portfolio's investment policies. For the year ended December 31, 2004, the Balanced and Select Bond Portfolios earned $668,836 and $237,170, respectively, in interest from securities lending activity. The collateral received under the securities lending program is recorded on the Portfolio's statement of assets and liabilities along with the related obligation to return the collateral.

Income generated from the investment of cash collateral, less negotiated rebate fees paid to participating brokers and transaction costs, is recorded as income for the Portfolio. All collateral received will be in an amount at least equal to 102% (for loans of U.S. securities) or 105% (for non-U.S. securities) of the market value of the loaned securities at the inception of each loan. Thereafter, each loan must be continuously secured by collateral at least equal at all times to the value of the securities lent. In addition, the Portfolio is entitled to terminate a securities loan at any time. As of December 31, 2004, the value of outstanding securities on loan and the value of collateral amounted to the following:

Portfolio	Value of Securities on Loan	Value of Collateral
Balanced	$165,690,223	$169,514,375
Select Bond	60,110,744	61,538,750

As of December 31, 2004, collateral received for securities on loan is invested in money market instruments and included in Investments on the Portfolio's Statement of Assets and Liabilities.

Note 7 — The Asset Allocation, Balanced and Select Bond Portfolios have entered into mortgage dollar rolls. Dollar roll transactions consist of the sale by a portfolio to a bank or broker/dealer (the "counterparty") of mortgage-backed securities together with a commitment to purchase from the counterparty similar, but not identical, securities at a future date, at a similar price. As of December 31, 2004, the following mortgage dollar rolls were outstanding:

Portfolio	Cost	Value	Obligation Liability
Asset Allocation	$ 832,344	$ 829,520	$ 834,235
Balanced	28,369,720	28,271,061	28,434,401
Select Bond	19,601,555	19,530,944	19,646,540

The obligation liability is included in Due on Purchase of Securities and Securities Lending Collateral on the Portfolio's Statement of Assets and Liabilities. Securities subject to these agreements had a contractual maturity of 1/1/35. The weighted average interest rate was 5.04% for the Asset Allocation Portfolio, 5.01% for the Balanced Portfolio, and 4.97% for the Select Bond Portfolio.

Note 8 — Interest income is recorded daily on the accrual basis and dividend income is recorded on the ex-dividend date or as soon as information from foreign issuers is available. Where applicable, dividends are recorded net of foreign dividend tax. Discounts and premiums on securities purchased are amortized over the life of the respective securities using the effective interest method. Securities transactions are accounted for on trade date. The basis for determining cost on sale of securities is identified cost. For the year ended December 31, 2004, transactions in securities other than money market investments were:

Portfolio	Total Security Purchases	U.S. Govt. Security Purchases	Total Security Sales/ Maturities	U.S. Govt. Security Sales/ Maturities
		(Amounts in thousands)		
Small Cap Growth Stock	$ 327,093	$ —	$ 327,606	$ —
T. Rowe Price Small Cap Value	70,599	—	28,459	—
Aggressive Growth Stock	823,943	—	883,547	—
International Growth	79,845	—	56,396	—
Franklin Templeton International Equity	186,334	—	151,580	—
AllianceBernstein Mid Cap Value	34,268	—	17,203	—
Index 400 Stock	65,804	—	57,144	—
Janus Capital Appreciation	14,908	—	9,657	—
Growth Stock	217,166	—	243,022	—
Large Cap Core Stock	146,925	—	155,679	—
Capital Guardian Domestic Equity	94,874	—	51,359	—
T. Rowe Price Equity Income	40,085	—	9,582	—
Index 500 Stock	60,801	—	66,318	
Asset Allocation	138,761	75,970	93,814	75,446
Balanced	1,317,032	1,399,087	1,062,984	1,470,018
High Yield Bond	339,832	—	316,609	—
Select Bond	806,314	545,150	686,775	599,409

Note 9 — The Series Fund and its Portfolios are parties to annually renewable contracts pursuant to which each Portfolio pays a charge for investment management and administrative services. Certain Portfolios, listed below, pay at a fixed annual rate based on the average daily net asset values of the Portfolio.

Portfolio	Fee
T. Rowe Price Small Cap Value	.85%
AllianceBernstein Mid Cap Value	.85%
Index 400 Stock	.25%
Index 500 Stock	.20%
Balanced	.30%
Select Bond	.30%
Money Market	.30%

For the other Portfolios the rate for the investment advisory fee is graded by the asset size of the Portfolio according to the following schedules:

Portfolio	First $50 Million	Next $50 Million	Excess
Small Cap Growth Stock	.80%	.65%	.50%
Aggressive Growth Stock	.80%	.65%	.50%
Franklin Templeton International Equity	.85%	.65%	.65%
Growth Stock	.60%	.50%	.40%
Large Cap Core Stock	.60%	.50%	.40%
High Yield Bond	.60%	.50%	.40%

Portfolio	First $100 Million	Next $150 Million	Excess
International Growth	.75%	.65%	.55%
Capital Guardian Domestic Equity	.65%	.55%	.50%
Asset Allocation	.60%	.50%	.40%

Portfolio	First $500 Million	Excess
T. Rowe Price Equity Income	.65%	.60%

Portfolio	First $100 Million	Next $400 Million	Excess
Janus Capital Appreciation	.80%	.75%	.70%

Mason Street Advisors, LLC ("MSA"), a wholly owned subsidiary of Northwestern Mutual and the manager and investment adviser of the Series Fund, contractually agreed to waive the management fee and absorb certain other operating expenses to the extent necessary so that Total Operating Expenses will not exceed the following amounts:

Portfolio		Experation
T. Rowe Price Small Cap Value	1.00%	December 31, 2006
International Growth	1.10%	December 31, 2006
AllianceBernstein Mid Cap Value	1.00%	December 31, 2008
Janus Capital Appreciation	0.90%	December 31, 2008
Capital Guardian Domestic Equity	0.75%	December 31, 2006
T. Rowe Price Equity Income	0.75%	December 31, 2008
Asset Allocation	0.75%	December 31, 2006

MSA voluntarily waived its management fee from December 2, 2002 to December 31, 2004 for the Money Market Portfolio.

The investment advisory fee is paid to MSA. Other costs for each Portfolio are paid either by the Portfolios or MSA depending upon the applicable agreement in place.

All of the Portfolios, except for the Balanced, Select Bond and Money Market Portfolios, pay their own custodian fees. Certain Portfolios, listed below, pay a portion of their custodian fees indirectly through expense offset arrangements. Custodian fees are reduced for Portfolios that maintain compensating balances in non-interest bearing accounts. These Portfolios could have invested the assets used to pay for the custodian fees, had the assets not been used in the expense offset arrangements. For the year ended December 31, 2004, the amounts paid through expense offset arrangements were as follows:

Portfolio	Amount
Small Cap Growth Stock	$1,098
T. Rowe Price Small Cap Value	646
Aggressive Growth Stock	4,204
AllianceBernstein Mid Cap Value	610
Index 400 Stock	904
Janus Capital Appreciation	343
Growth Stock	610
Large Cap Core Stock	834
Capital Guardian Domestic Equity	834
T. Rowe Price Equity Income	198
Index 500 Stock	454
Asset Allocation	905
High Yield Bond	2,535

T. Rowe Price Associates, Inc. ("T. Rowe Price"), Templeton Investment Counsel, LLC. ("Templeton Counsel"), Alliance Capital Management L.P., ("Alliance Capital Management"), Janus Capital Management, LLC ("Janus Capital") and Capital Guardian Trust Company ("Capital Guardian") have been retained under investment subadvisory agreements to provide investment advice and, in general, to conduct the management investment programs of the T. Rowe Price Small Cap Value and T. Rowe Price Equity Income Portfolios, the Franklin Templeton International Equity Portfolio, the AllianceBernstein Mid Cap Value Portfolio, the Janus Capital Appreciation Portfolio and the Capital Guardian Domestic Equity Portfolio, respectively. MSA pays T. Rowe Price an annual rate of .60% of the T. Rowe Price Small Cap Value Portfolio's average daily net assets. MSA pays Templeton Counsel .50% on the first $100 million of combined net assets for all funds managed for Northwestern Mutual by Templeton Counsel and .40% in excess of $100 million. MSA pays Alliance Capital Management .72% on the first $25 million of the Portfolio's assets, .54% on the next $225 million, and .50% in excess of $250 million, with a minimum amount of $16,000. MSA pays Janus Capital .55% on the first $100 million of the Portfolio's assets, .50% on the next $400 million, and .45% on assets in excess of $500 million. MSA pays Capital Guardian a flat annual fee of $375,000 on the Portfolio's assets of $100 million or less and .275% on net assets in excess of $100 million. For the

T. Rowe Price Equity Income Portfolio, MSA pays T. Rowe Price .40% of the Portfolio's assets, reduced to .35% on assets in excess of $500 million.

Commissions paid on Portfolio transactions to an affiliated broker for the year ended December 31, 2004, were as follows:

Portfolio	Amount
Small Cap Growth Stock	$19,510
T. Rowe Small Cap Value	165
Aggressive Growth Stock	61,610
AllianceBernstein Mid Cap Value	30,068
T. Rowe Price Equity Income	440

Note 10 — Each of the Portfolios of the Series Fund has elected to be taxed as a regulated investment company meeting certain requirements under the Internal Revenue Code. Since each expects to distribute all net investment income and net realized capital gains, the Portfolios anticipate incurring no federal income taxes.

Taxable distributions from net investment income and realized capital gains in the Portfolios may differ from book amounts earned during the period due to differences in the timing of capital gains recognition and due to the reclassification of certain gains or losses between capital and income. The differences between cost amounts for book purposes and tax purposes are primarily due to treatment of deferred losses.

It is the policy of the Portfolios to reclassify the net effect of permanent differences between book and taxable income to capital accounts on the Statements of Assets and Liabilities.

Certain losses incurred by the Portfolios after October 31st are deferred and deemed to have occurred in the next fiscal year for income tax purposes. Net realized capital losses for federal income tax purposes are carried forward to offset future net realized gains. A summary of the Portfolios' post-October losses and capital loss carryovers as of December 31, 2004 is provided below:

	Post-October Losses		Capital Loss Carryovers		
Portfolio	Capital	Foreign Currency	Amount	Expiration	Utilized in 2004
		(Amounts in Thousands)			
Small Cap Growth Stock	$ —	$—	$ —	—	$25,605
T. Rowe Price Small Cap Value	—	—	—	—	—
Aggressive Growth Stock	—	—	108,215	2010-2011	95,296
International Growth	—	—	597	2011	4,716
Franklin Templeton International Equity	—	24	66,733	2010-2011	53,475
AllianceBernstein Mid Cap Value	—	—	—	—	—
Index 400 Stock	—	—	—	—	—
Janus Capital Appreciation	40	—	507	2012	—
Growth Stock	—	—	65,078	2009-2010	30,055
Large Cap Core Stock	—	—	165,188	2009-2012	—
Capital Guardian Domestic Equity	—	—	—	—	3,619
T. Rowe Price Equity Income	—	—	—	—	—
Index 500 Stock	—	—	—	—	—
Asset Allocation	—	—	—	—	556
Balanced	—	—	—	—	—
High Yield Bond	—	—	65,399	2007-2010	11,029
Select Bond	1,092	—	—	—	—

Note 11 — Dividends from net investment income and net realized capital gains are declared each business day for the Money Market Portfolio and at least annually for the remaining portfolios of the Series Fund when applicable.

Note 12 — Northwestern Mutual voluntarily reimburses the Franklin Templeton International Equity and International Growth Portfolios for the benefit Northwestern Mutual receives from foreign dividend taxes charged against the Portfolios. The amounts reimbursed represent approximately 65% of the foreign dividend taxes withheld from the Portfolios. Reimbursements are recorded when foreign dividend taxes are accrued. Voluntary reimbursements for the year ended December 31, 2004 and the year ended December 31, 2003 are summarized below:

Portfolio	2004 Reimbursements	2003 Reimbursements
International Growth	$ 101,251	$ 68,922
Franklin Templeton International Equity	1,778,426	1,469,313

Note 13 — Distributions to Shareholders

When applicable, each of the Portfolios made distributions during the year of ordinary income and long-term capital gains. The tax character of distributions paid for the periods ended December 31, 2004 and December 31, 2003 were as follows:

Portfolio	2004 Distributions Paid From: Ordinary Income	2004 Distributions Paid From: Long-term Capital Gain	2003 Distributions Paid From: Ordinary Income	2003 Distributions Paid From: Long-term Capital Gain
	(Amounts in Thousands)			
Small Cap Growth Stock	$ —	$ —	$ —	$ —
T. Rowe Price Small Cap Value	902	1,354	—	—
Aggressive Growth Stock	—	—	—	—
International Growth	625	—	420	—
Franklin Templeton International Equity	14,573	—	11,039	—
AllianceBernstein Mid Cap Value	2,223	2,546	541	—
Index 400 Stock	2,523	2,269	1,934	—
Janus Capital Appreciation	51	—	91	—
Growth Stock	4,542	—	4,774	—
Large Cap Core Stock	4,200	—	3,770	—
Capital Guardian Domestic Equity	2,660	2,783	1,804	—
T. Rowe Price Equity Income	2,041	1,278	651	—
Index 500 Stock	27,018	16,059	21,914	8,037
Asset Allocation	—	—	2,122	—
Balanced	79,236	98,256	85,974	—
High Yield Bond	14,554	—	362	—
Select Bond	39,008	4,298	38,274	—
Money Market	5,155	—	5,836	—

As of December 31 2004, the tax basis amounts were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-term Gains	Accumulated Losses	Unrealized Appreciation (Depreciation)
	(Amounts in Thousands)			
Small Cap Growth Stock	$ —	$ 4,453	$ —	$ 92,100
T. Rowe Price Small Cap Value	3,947	2,533	—	49,467
Aggressive Growth Stock	634	—	(108,215)	251,252
International Growth	77	—	(597)	27,931
Franklin Templeton International Equity	18,202	—	(66,757)	225,375
AllianceBernstein Mid Cap Value	72	260	—	14,295
Index 400 Stock	6,204	18,537	—	75,445
Janus Capital Appreciation	—	—	(547)	14,602
Growth Stock	7,067	—	(65,078)	85,167
Large Cap Core Stock	6,146	—	(165,188)	66,322
Capital Guardian Domestic Equity	59	4,773	—	32,543
T. Rowe Price Equity Income	165	583	—	13,229
Index 500 Stock	33,494	31,634	—	484,526
Asset Allocation	3,233	3,390	—	21,636
Balanced	103,513	15,994	—	666,572
High Yield Bond	15,558	—	(65,399)	9,028
Select Bond	29,345	—	(1,092)	(1,879)



PricewaterhouseCoopers LLP
100 E. Wisconsin Ave.
Suite 1500
Milwaukee WI 53202
Telephone (414) 212-1600
Facsimile (414) 212-1880

To the Shareholders and Board of Directors of
Northwestern Mutual Series Fund, Inc.

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Portfolio, Franklin Templeton International Equity Portfolio, AllianceBernstein Mid Cap Value Portfolio, Index 400 Stock Portfolio, Janus Capital Appreciation Portfolio, Growth Stock Portfolio, Large Cap Core Stock Portfolio, Capital Guardian Domestic Equity Portfolio, T. Rowe Price Equity Income Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, Balanced Portfolio, High Yield Bond Portfolio, Select Bond Portfolio and Money Market Portfolio (constituting Northwestern Mutual Series Fund, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of each of their operations, the changes in each of their net assets and their financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with standards set forth by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodians and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
January 31, 2005

Proxy Voting and Portfolio Holdings

Proxy Voting Guidelines

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available without charge, upon request, by calling toll free 1-888-455-2232. It is also available on the Securities and Exchange Commission's website at http://www.sec.gov.

Information regarding how the fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available without charge, upon request, by calling toll free 1-888-455-2232. It is also available on the Securities and Exchange Commission's website at http://www.sec.gov.

Quarterly Filing of Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the Commission for the first and third quarters of each fiscal year on Form N-Q. The Fund's Form N-Q filings are available (i) on the Commission's website at http://www.sec.gov and (ii) at the Commission's Public Reference Room.

Director and Officer Information (Unaudited)

Northwestern Mutual Series Fund, Inc.

The name, age and address of the directors, as well as their affiliations, positions held with the Fund, principal occupations during the past five years and the number of portfolios overseen in the Northwestern Mutual fund complex, are shown below as of February 1, 2005. Effective May 1, 2003, each director shall serve for a twelve-year term commencing May 1, 2003 or until their earlier death, resignation, retirement or removal from office and election and qualification of their successors. The statement of additional information contains additional information about Fund directors and is available without charge, upon request, by calling 1-888-627-6678.

Independent Directors

Name Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held
Louis A. Holland (63) Suite 700 1 North Wacker Drive Chicago, IL 60606	Director	Since 2003	29	Packaging Corporation of America; Lou Holland Growth Fund
Principal Occupation During Past 5 Years: Managing Partner and Chief Investment Officer, Holland Capital Management, L.P.; Portfolio Manager, Lou Holland Growth Fund				
Elizabeth L. Majers (46) 370 Shadowood Lane Northfield, IL 60093	Director	Since 2003	29	None
Principal Occupation During Past 5 Years: Partner, McDermott, Will & Emery (international law firm)				
William A. McIntosh (65) 525 Sheridan Road Kenilworth, IL 60043	Director	Since 1997	29	MGIC Investment Corporation; Comdisco Holding Company, Inc.
Principal Occupation During Past 5 Years: Financial consulting since 1998; Adjunct Faculty Member, Howard University				
Michael G. Smith (60) 221 North Adams Hinsdale, IL 60521	Director	Since 2003	29	Trustee of Ivy Fund
Principal Occupation During Past 5 Years: Private investor; retired since 1999. From 1987 to 1999, Managing Director, Corporate and Institutional Client Group, Central Region, Merrill Lynch and Co., Inc.				
Martin F. Stein (67) 1800 East Capitol Drive Milwaukee, WI 53211	Director	Since 1995	29	Koss Corporation
Principal Occupation During Past 5 Years: Former Chairman of Eyecare One, Inc., which includes Stein Optical and Eye Q optical centers (retail sales of eyewear)				

Other Directors

Name Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held
Edward J. Zore (59) 720 East Wisconsin Avenue Milwaukee, WI 53202	Chairman and Director	Since 2000	29	Manpower, Inc.; Trustee of Northwestern Mutual
Principal Occupation During Past 5 Years: President and Chief Executive Officer of Northwestern Mutual since 2001; President, 2000-2001; prior thereto, Executive Vice President				

Officers

Mark G. Doll .... President
Walter M. Givler .... Chief Financial Officer
Michael W. Zielinski .... Secretary
Barbara E. Courtney .... Controller

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Fidelity® Variable Insurance Products:
Mid Cap Portfolio

Annual Report
December 31, 2004



Fidelity
INVESTMENTS

Contents

To view a fund's proxy voting guidelines and proxy voting record for the 12-month period ended June 30, visit www.fidelity.com/proxyvotingresults or visit the Securities and Exchange Commission's (SEC) web site at www.sec.gov. You may also call 1-800-544-5429 to request a free copy of the proxy voting guidelines.

Fidelity Variable Insurance Products are separate account options which are purchased through a variable insurance contract.

This report and the financial statements contained herein are submitted for the general information of the shareholders of the fund. This report is not authorized for distribution to prospective investors in the fund unless preceded or accompanied by an effective prospectus.

A fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. Forms N-Q are available on the SEC's web site at http://www.sec.gov. A fund's Forms N-Q may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330. For a complete list of a fund's portfolio holdings, view the most recent quarterly holdings report, semiannual report, or annual report on Fidelity's web site at http://www.advisor.fidelity.com.

NOT FDIC INSURED · MAY LOSE VALUE · NO BANK GUARANTEE

Neither the fund nor Fidelity Distributors Corporation is a bank.

Performance: The Bottom Line

Average annual total return reflects the change in the value of an investment, assuming reinvestment of the class' dividend income and capital gains (the profits earned upon the sale of securities that have grown in value) and assuming a constant rate of performance each year. During periods of reimbursement by Fidelity, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance numbers are net of all underlying fund operating expenses, but do not include any insurance charges imposed by your insurance company's separate account. If performance information included the effect of these additional charges, the total returns would have been lower. How a fund did yesterday is no guarantee of how it will do tomorrow.

Average Annual Total Returns

Periods ended December 31, 2004	Past 1 year	Past 5 years	Life of fund[A]
Fidelity ® VIP: Mid Cap Portfolio — Initial Class	24.92%	15.11%	20.74%
Fidelity VIP: Mid Cap Portfolio — Service Class[B]	24.77%	14.98%	20.61%
Fidelity VIP: Mid Cap Portfolio — Service Class 2[C]	24.60%	14.81%	20.46%

[A] *From December 28, 1998.*

[B] *Performance for Service Class shares reflects an asset based distribution fee (12b-1).*

[C] *The initial offering of Service Class 2 shares took place January 12, 2000. Performance for Service Class 2 shares reflects an asset based distribution fee (12b-1 fee). Returns from December 28, 1998 to January 12, 2000 are those of Service Class which reflect a different 12b-1 fee. Had Service Class 2's 12b-1 fee been reflected, returns prior to January 12, 2000 would have been lower.*

$10,000 Over Life of Fund

Let's say hypothetically that $10,000 was invested in Fidelity® Variable Insurance Products: Mid Cap Portfolio — Initial Class on December 28, 1998, when the fund started. The chart shows how the value of your investment would have changed, and also shows how the S&P® MidCap 400 Index performed the same period.



Fidelity VIP: Mid Cap - Initial Class
S&P MidCap 400
32,000
27,500
25,000
22,500
20,000
17,500
15,000
12,500
$ 10,000
$31,057
$19,083
1999
2000
2001
2002
2003
2004

Management's Discussion of Fund Performance

Comments from Thomas Allen, Portfolio Manager of Fidelity® Variable Insurance Products: Mid Cap Portfolio

The year ending December 31, 2004, generally was positive for equity investors, as many stock market benchmarks produced double-digit gains. Broad-based themes included the continued dominance of small-cap stocks, which outperformed large-caps for the sixth consecutive year. The small-cap Russell 2000® Index was up 18.33% in 2004, while the larger-cap Standard & Poor's 500℠ Index rose 10.88%. Value stocks ended the year well ahead of growth stocks: The Russell 3000® Value Index advanced 16.94%, compared to 6.93% for the Russell 3000 Growth Index. Energy and basic materials stocks led the market upward. Energy stocks were boosted by record-high oil prices, while strong demand from China helped support commodity prices. The health care sector was among the market's weakest performers. Technology also fell off the pace, though it was helped by a rally late in the year. The tech-heavy NASDAQ Composite® Index returned 9.15%, thanks primarily to a 14.87% jump in the fourth quarter. Elsewhere, the Dow Jones Industrial Average℠ gained 5.37% for the year.

For the 12-month period that ended December 31, 2004, the fund solidly outperformed both the Standard & Poor's® MidCap 400 Index, which gained 16.48%, and the Lipper℠ Variable Annuity Mid-Cap Funds Average, which rose 15.30%. Rising oil prices helped boost many energy stocks during the period, and the fund was fortunate to own some of those that rose more than others, including Southwestern Energy and PetroKazakhstan, based in the former Soviet Union. Favorable stock selection in health care equipment and services companies, such as pharmacy benefits manager Caremark Rx, also helped the fund beat its index, as did an underweighting in the weak semiconductor group. The fund's overweighting in materials turned out to be a double-edged sword: Steel stocks worked very well, driven by tight supply, increasing demand from emerging markets and a moderately weaker U.S. dollar, while our gold-related holdings performed poorly, including such names as Newmont Mining, Buenaventura Mining and Harmony Gold.

The views expressed in this statement reflect those of the portfolio manager only through the end of the period of the report as stated on the cover and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

Shareholder Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees, distribution and/or service (12b-1) fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2004 to December 31, 2004).

Actual Expenses

The first line of the table below for each class of the Fund provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000.00 (for example, an $8,600 account value divided by $1,000.00 = 8.6), then multiply the result by the number in the first line for a class of the Fund under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. The estimate of expenses does not include any fees or other expenses of any variable annuity or variable life insurance product. If they were, the estimate of expenses you paid during the period would be higher, and your ending account value would be lower.

Hypothetical Example for Comparison Purposes

The second line of the table below for each class of the Fund provides information about hypothetical account values and hypothetical expenses based on a Class' actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Class' actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. The estimate of expenses does not include any fees or other expenses of any variable annuity or variable life insurance product. If they were, the estimate of expenses you paid during the period would be higher, and your ending account value would be lower.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transaction costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

	Beginning Account Value July 1, 2004	Ending Account Value December 31, 2004	Expenses Paid During Period* July 1, 2004 to December 31, 2004
Initial Class			
Actual	$ 1,000.00	$ 1,176.60	$ 3.94
Hypothetical[A]	$ 1,000.00	$ 1,021.52	$ 3.66
Service Class			
Actual	$ 1,000.00	$ 1,175.50	$ 4.48
Hypothetical[A]	$ 1,000.00	$ 1,021.01	$ 4.17
Service Class 2			
Actual	$ 1,000.00	$ 1,175.00	$ 5.30
Hypothetical[A]	$ 1,000.00	$ 1,020.26	$ 4.93

[A] *5% return per year before expenses*

* *Expenses are equal to each Class' annualized expense ratio (shown in the table below); multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

	Annualized Expense Ratio
Initial Class	.72%
Service Class	.82%
Service Class 2	.97%

Investment Summary

Top Five Stocks as of December 31, 2004

	% of fund's net assets
Newmont Mining Corp.	2.5
Nucor Corp.	2.4
Invitrogen Corp.	2.4
Steel Dynamics, Inc.	1.6
Charles River Laboratories International, Inc.	1.6
	10.5

Top Five Market Sectors as of December 31, 2004

	% of fund's net assets
Materials	18.4
Health Care	15.9
Energy	13.5
Industrials	11.2
Consumer Discretionary	11.0

Asset Allocation as of December 31, 2004

% of fund's net assets*

Stocks	96.7%
Short-Term Investments and Net Other Assets	3.3%
* *Foreign investments*	*27.3%*



Investments December 31, 2004

Showing Percentage of Net Assets

Common Stocks – 96.7%

	Shares	Value (Note 1)
CONSUMER DISCRETIONARY – 11.0%		
Auto Components – 1.7%		
Amerigon, Inc. (a)	100	$ 374
Autoliv, Inc.	144,100	6,960,030
Bharat Forge Ltd.	55,244	1,373,947
BorgWarner, Inc.	146,100	7,914,237
China Yuchai International Ltd. (a)	100	1,328
Continental AG	100	6,339
Gentex Corp.	532,100	19,698,342
IMPCO Technologies, Inc. (a)(e)	1,506,400	11,373,320
Johnson Controls, Inc.	200	12,688
LKQ Corp. (a)	315,337	6,328,814
Nokian Tyres Ltd.	96,700	14,665,743
Starcraft Corp. (a)	105	1,469
		68,336,631
Automobiles – 0.1%		
Bajaj Auto Ltd.	35,300	923,268
Denway Motors Ltd.	4,000	1,428
Fiat Spa sponsord ADR (a)	100	798
Harley-Davidson, Inc.	100	6,075
Hero Honda Motors Ltd.	221,071	2,925,549
Mahindra & Mahindra Ltd.	100	1,261
Maruti Udyog Ltd.	100	1,068
Tata Motors Ltd.	100	1,168
Thor Industries, Inc.	200	7,410
		3,868,025
Distributors – 0.0%		
Educational Development Corp.	100	1,044
Li & Fung Ltd.	2,000	3,371
		4,415
Hotels, Restaurants & Leisure – 3.1%		
Accor SA	100	4,369
AFC Enterprises, Inc. (a)	100	2,365
Applebee's International, Inc.	150	3,968
BJ's Restaurants, Inc. (a)	100	1,400
Buffalo Wild Wings, Inc. (a)	208,000	7,240,480
Jack in the Box, Inc. (a)	23,600	870,132
Jurys Doyle Hotel Group PLC (Ireland)	100	1,671
Krispy Kreme Doughnuts, Inc. (a)	100	1,260
Kuoni Reisen Holding AG Class B (Reg.)	100	43,881
Outback Steakhouse, Inc.	773,700	35,419,986
P.F. Chang's China Bistro, Inc. (a)	100	5,635
Red Robin Gourmet Burgers, Inc. (a)	198,000	10,587,060
Royal Caribbean Cruises Ltd.	511,000	27,818,840
Sonic Corp. (a)	1,372,825	41,871,163
Total Entertainment Restaurant Corp. (a)	100	1,192
		123,873,402
Household Durables – 1.3%		
Alba PLC	581,101	7,137,036
Arcelik AS (a)	100	1
Fedders Corp.	100	362
Garmin Ltd.	51	3,103
George Wimpey PLC	100	$ 776
Harman International Industries, Inc.	118,400	15,036,800
Hovnanian Enterprises, Inc. Class A (a)	200	9,904
LG Electronics, Inc.	167,270	10,357,427
Makita Corp. sponsored ADR	100	1,775
Rational AG	39,471	3,665,649
Sekisui House Ltd.	877,000	10,222,962
Skyworth Digital Holdings Ltd.	2,052	306
Toll Brothers, Inc. (a)	105,000	7,204,050
William Lyon Homes, Inc. (a)	100	7,024
		53,647,175
Internet & Catalog Retail – 0.2%		
1-800-FLOWERS.com, Inc. Class A (a)	200	1,682
Alloy, Inc. (a)	100	807
Audible, Inc. (a)	100	2,605
GSI Commerce, Inc. (a)	100	1,778
Overstock.com, Inc. (a)	100	6,900
Provide Commerce, Inc.	65,200	2,422,180
Rakuten, Inc. (d)	301	343,815
Rakuten, Inc. New (a)(d)	2,709	3,094,338
ValueVision Media, Inc. Class A (a)	100	1,391
		5,875,496
Leisure Equipment & Products – 0.1%		
Arctic Cat, Inc.	100	2,652
Asia Optical Co., Inc.	28,718	159,896
Jumbo SA	295,690	2,302,419
Mega Bloks, Inc. (a)	100	1,588
Oakley, Inc.	100	1,275
Polaris Industries, Inc.	200	13,604
SCP Pool Corp.	225	7,178
SHIMANO, Inc.	100	2,856
		2,491,468
Media – 0.6%		
Astral Media, Inc. Class A (non-vtg.)	365,800	9,931,470
Chum Ltd. Class B (non-vtg.)	200	4,958
Clear Media Ltd. (a)	243,000	226,656
Cumulus Media, Inc. Class A (a)	100	1,508
E.W. Scripps Co. Class A	100	4,828
Fox Entertainment Group, Inc. Class A (a)	100	3,126
Gemstar-TV Guide International, Inc. (a)	100	592
Getty Images, Inc. (a)	100	6,885
Grupo Televisa SA de CV sponsored ADR	100	6,050
Harris Interactive, Inc. (a)	100	790
Impresa SGPS (a)	100	787
Insignia Systems, Inc. (a)	100	218
JC Decaux SA (a)	100	2,914
Modern Times Group AB (MTG) (B Shares) (a)	100	2,724
Padmalaya Telefilms Ltd. (a)	100	122
Saga Communications, Inc. Class A (a)	100	1,685
Salem Communications Corp. Class A (a)	48,300	1,205,085
SBS Broadcasting SA (a)	100	4,023
Scholastic Corp. (a)	100	3,696

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
CONSUMER DISCRETIONARY – continued		
Media – continued		
SKY Perfect Communications, Inc.	5,512	$ 5,973,172
Sogecable SA (a)	100	4,430
Spanish Broadcasting System, Inc. Class A (a)	100	1,056
TiVo, Inc. (a)	100	587
Trader Classified Media NV (A Shares)	100	1,384
Zee Telefilms Ltd.	1,820,140	7,219,538
		24,608,284
Multiline Retail – 0.1%		
99 Cents Only Stores (a)	100	1,616
Dollar General Corp.	100	2,077
Dollar Tree Stores, Inc. (a)	100	2,868
Don Quijote Co. Ltd. (d)	113,100	5,774,802
Family Dollar Stores, Inc.	100	3,123
		5,784,486
Specialty Retail – 2.7%		
Abercrombie & Fitch Co. Class A	100	4,695
AC Moore Arts & Crafts, Inc. (a)	705,100	20,313,931
Advance Auto Parts, Inc. (a)	200	8,736
Aeropostale, Inc. (a)	100	2,943
Best Buy Co., Inc.	200	11,884
CarMax, Inc. (a)	622,400	19,325,520
Chico's FAS, Inc. (a)	100	4,553
Cost Plus, Inc. (a)	142,700	4,584,951
Esprit Holdings Ltd.	500	3,023
French Connection Group PLC	100	471
Genesco, Inc. (a)	100	3,114
Guitar Center, Inc. (a)	100	5,269
Hot Topic, Inc. (a)	323,883	5,567,549
KOMERI Co. Ltd. (d)	672,100	18,306,737
Michaels Stores, Inc.	200	5,994
Nitori Co. Ltd. (d)	233,050	15,221,171
O'Reilly Automotive, Inc. (a)	100	4,505
Pacific Sunwear of California, Inc. (a)	305,000	6,789,300
Pantaloon Retail India Ltd.	100	1,689
Peacock Group PLC	1,271,844	6,638,792
PETsMART, Inc.	24,000	852,720
Pier 1 Imports, Inc.	100	1,970
RONA, Inc. (a)	100,000	3,400,000
Ross Stores, Inc.	43,900	1,267,393
Sa Sa International Holdings Ltd.	2,000	1,074
Select Comfort Corp. (a)	100	1,794
Sharper Image Corp. (a)	100	1,885
Shimamura Co. Ltd.	100	7,303
TBC Corp. New (a)	100	2,780
The Bombay Company, Inc. (a)	100	553
Tiffany & Co., Inc.	57,100	1,825,487
Tractor Supply Co. (a)	100	3,721
Urban Outfitters, Inc. (a)	400	$ 17,760
Williams-Sonoma, Inc. (a)	54,700	1,916,688
		106,105,955
Textiles, Apparel & Luxury Goods – 1.1%		
Columbia Sportswear Co. (a)	579,600	34,549,956
Compagnie Financiere Richemont unit	100	3,322
Folli Follie SA	42,980	1,259,378
Gildan Activewear, Inc. Class A (sub. vtg.) (a)	100	3,399
K-Swiss, Inc. Class A	200	5,824
Kenneth Cole Productions, Inc. Class A (sub. vtg.)	100	3,086
NIKE, Inc. Class B	100	9,069
Polo Ralph Lauren Corp. Class A	100	4,260
Quiksilver, Inc. (a)	200	5,958
Ted Baker PLC	945,208	8,761,144
The Swatch Group AG (Bearer)	100	14,647
Timberland Co. Class A (a)	100	6,267
Weyco Group, Inc.	100	4,429
Wolverine World Wide, Inc.	100	3,142
		44,633,881
TOTAL CONSUMER DISCRETIONARY		439,229,218
CONSUMER STAPLES – 7.4%		
Beverages – 0.0%		
Boston Beer Co., Inc. Class A (a)	100	2,127
Companhia de Bebidas das Americas (AmBev) sponsored ADR	100	2,833
Fomento Economico Mexicano SA de CV sponsored ADR	100	5,261
Grupo Modelo SA de CV Series C	100	275
Hansen Natural Corp. (a)	100	3,641
Jones Soda Co. (a)	95,700	330,165
MGP Ingredients, Inc.	200	1,728
Pernod-Ricard	100	15,288
Tsingtao Brewery Co. Ltd. (H Shares)	1,000	1,010
		362,328
Food & Staples Retailing – 0.4%		
Central European Distribution Corp. (a)	150	4,431
Massmart Holdings Ltd.	847,869	6,778,342
Plant Co. Ltd.	120,300	1,820,414
Shinsegae Co. Ltd.	1,390	382,008
Whole Foods Market, Inc.	74,600	7,113,110
		16,098,305
Food Products – 6.3%		
Archer-Daniels-Midland Co.	2,678,000	59,746,180
Barry Callebaut AG	23,513	5,839,817
Bunge Ltd.	638,200	36,383,782
Corn Products International, Inc.	713,400	38,209,704
Fresh Del Monte Produce, Inc.	100	2,961
Glanbia PLC	784,887	2,981,268
Green Mountain Coffee Roasters, Inc. (a)	47,993	1,204,624

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
CONSUMER STAPLES – continued		
Food Products – continued		
Hershey Foods Corp.	504,300	$ 28,008,822
Hormel Foods Corp.	100	3,135
IAWS Group PLC (Ireland)	25,450	421,195
Lindt & Spruengli AG	400	5,844,925
Lindt & Spruengli AG (participation certificate)	2,770	3,933,354
McCormick & Co., Inc. (non-vtg.)	496,000	19,145,600
Peet's Coffee & Tea, Inc. (a)	100	2,647
People's Food Holdings Ltd.	10,068,165	9,253,261
PT Indofood Sukses Makmur Tbk	56,655,500	4,889,370
Smithfield Foods, Inc. (a)	1,230,200	36,401,618
SunOpta, Inc. (a)	39,000	279,825
Wimm-Bill-Dann Foods OJSC ADR (a)	65,400	935,874
Wm. Wrigley Jr. Co.	100	6,919
		253,494,881
Household Products – 0.1%		
Central Garden & Pet Co. Class A (a)	100	4,174
Godrej Consumer Products Ltd.	178,876	1,237,657
Hindustan Lever Ltd.	104,300	345,818
Kao Corp.	1,000	25,578
Reckitt Benckiser PLC	300	9,062
		1,622,289
Personal Products – 0.6%		
Alberto-Culver Co.	150	7,286
Estee Lauder Companies, Inc. Class A	63,300	2,897,241
Hengan International Group Co. Ltd.	12,932,600	8,485,521
Kose Corp.	100	4,393
Natura Cosmeticos SA	166,500	4,858,340
Shiseido Co. Ltd. ADR	459,900	6,645,555
USANA Health Sciences, Inc. (a)	200	6,840
		22,905,176
TOTAL CONSUMER STAPLES		294,482,979
ENERGY – 13.5%		
Energy Equipment & Services – 9.7%		
BJ Services Co.	648,610	30,186,309
Cal Dive International, Inc. (a)	467,400	19,046,550
Carbo Ceramics, Inc.	100	6,900
Compagnie Generale de Geophysique SA (a)	100	6,884
Cooper Cameron Corp. (a)	317,000	17,057,770
Core Laboratories NV (a)	230,700	5,386,845
FMC Technologies, Inc. (a)	307,500	9,901,500
Global Industries Ltd. (a)	1,530,489	12,687,754
GlobalSantaFe Corp.	692,450	22,927,020
Gulf Island Fabrication, Inc.	211,200	4,610,496
Helmerich & Payne, Inc.	195,600	6,658,224
Hydril Co. (a)	100	4,551
Input/Output, Inc. (a)	1,327,000	11,730,680
Nabors Industries Ltd. (a)	688,800	35,328,552
National-Oilwell, Inc. (a)	235,300	$ 8,303,737
Noble Corp. (a)	345,300	17,175,222
NS Group, Inc. (a)	100	2,780
Oceaneering International, Inc. (a)	360,086	13,438,410
Parker Drilling Co. (a)	1,996,800	7,847,424
Pason Systems, Inc.	756,300	23,319,250
Patterson-UTI Energy, Inc.	204,300	3,973,635
Pioneer Drilling Co. (a)	1,190,100	12,008,109
Precision Drilling Corp. (a)	153,300	9,647,680
Pride International, Inc. (a)	565,700	11,619,478
Rowan Companies, Inc. (a)	345,600	8,951,040
Smith International, Inc. (a)	251,090	13,661,807
Superior Energy Services, Inc. (a)	316,900	4,883,429
Transocean, Inc. (a)	524,800	22,246,272
Unit Corp. (a)	356,000	13,602,760
Varco International, Inc. (a)	1,153,848	33,634,655
Veritas DGC, Inc. (a)	100	2,241
Weatherford International Ltd. (a)	139,800	7,171,740
		387,029,704
Oil & Gas – 3.8%		
Ashland, Inc.	25,900	1,512,042
Caltex Australia Ltd.	1,004,943	8,538,864
China Petroleum & Chemical Corp. sponsored ADR	100	4,099
Comstock Resources, Inc. (a)	93,100	2,052,855
Golar LNG Ltd. (a)	515,700	7,501,323
Golar LNG Ltd. (Nasdaq) (a)	21,393	318,542
JKX Oil & Gas	91	202
Niko Resources Ltd.	138,000	5,804,050
PetroChina Co. Ltd. sponsored ADR	100	5,369
PetroKazakhstan, Inc. Class A	594,600	22,064,615
Petroleo Brasileiro SA Petrobras sponsored:		
ADR	100	3,978
ADR (non-vtg.)	100	3,621
Premcor, Inc.	293,300	12,368,461
Southwestern Energy Co. (a)	780,200	39,548,338
Surgutneftegaz JSC sponsored ADR	100	3,740
Talisman Energy, Inc.	194,500	5,243,396
Tesoro Petroleum Corp. (a)	465,900	14,843,574
Valero Energy Corp.	718,500	32,619,900
World Fuel Services Corp.	31,500	1,568,700
XTO Energy, Inc.	125	4,423
		154,010,092
TOTAL ENERGY		541,039,796
FINANCIALS – 8.3%		
Capital Markets – 0.5%		
BlackRock, Inc. Class A	100	7,726
Deutsche Bank AG (NY Shares)	13,000	1,157,130
E*TRADE Financial Corp. (a)	100	1,495
Eaton Vance Corp. (non-vtg.)	100	5,215

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
FINANCIALS – continued		
Capital Markets – continued		
Federated Investors, Inc. Class B (non-vtg.)	100	$ 3,040
International Assets Holding Corp. (a)	100	757
Investors Financial Services Corp.	49,700	2,484,006
Kotak Mahindra Bank Ltd.	439,734	2,912,920
Matsui Securities Co. Ltd.	208,800	7,277,321
Mitsubishi Securities Co. Ltd.	511,700	5,605,071
Nuveen Investments, Inc. Class A	100	3,947
T. Rowe Price Group, Inc.	200	12,440
		19,471,068
Commercial Banks – 3.4%		
Banco Itau Holding Financeira SA:		
(PN)	900	134,864
sponsored ADR (non-vtg.)	33,900	2,548,263
Bank Austria Creditanstalt AG	201,075	18,139,091
Bank of Baroda	1,220,572	6,874,431
Bank of Fukuoka Ltd. (d)	2,110,000	13,904,618
Bank of India	6,393,456	13,939,951
Bank of Yokohama Ltd.	2,431,000	15,331,700
BOK Financial Corp. (a)	103	5,022
Boston Private Financial Holdings, Inc.	106,100	2,988,837
Canara Bank	401,535	1,973,788
Capitalia Spa	9,229,479	42,205,762
Cathay General Bancorp	20	750
Center Financial Corp., California	20,600	412,412
Commerce Bancorp, Inc., New Jersey	68,400	4,404,960
CVB Financial Corp.	110	2,922
East West Bancorp, Inc.	200	8,392
First Horizon National Corp.	100	4,311
Fulton Financial Corp.	11	256
HDFC Bank Ltd. sponsored ADR	18,100	821,016
Hiroshima Bank Ltd.	389,000	2,058,362
ICICI Bank Ltd. sponsored ADR	5,000	100,750
Irwin Financial Corp.	100	2,839
Lakeland Financial Corp.	100	3,970
M&T Bank Corp.	100	10,784
OTP Bank Rt.	100	3,082
Popular, Inc.	200	5,766
PrivateBancorp, Inc.	200	6,446
State Bancorp, Inc., New York	5	138
State Bank of India	448,533	7,333,644
Sumitomo Trust & Banking Co. Ltd.	1,000	7,234
SunTrust Banks, Inc.	49	3,620
TCF Financial Corp.	200	6,428
Texas Regional Bancshares, Inc. Class A	150	4,902
UCBH Holdings, Inc.	100	4,582
UnionBanCal Corp.	100	6,448
Valley National Bancorp	105	2,903
Westcorp	100	$ 4,593
Wintrust Financial Corp.	48,000	2,734,080
		136,001,917
Consumer Finance – 0.0%		
American Express Co.	100	5,637
Capital One Financial Corp.	100	8,421
First Cash Financial Services, Inc. (a)	150	4,007
STB Leasing Co. Ltd.	100	1,874
		19,939
Diversified Financial Services – 0.4%		
eSpeed, Inc. Class A (a)	100	1,237
Moody's Corp.	54,100	4,698,585
Power Financial Corp.	100	2,666
Principal Financial Group, Inc.	100	4,094
TSX Group, Inc.	244,800	10,952,760
		15,659,342
Insurance – 2.7%		
ACE Ltd.	100	4,275
AFLAC, Inc.	2,800	111,552
Arthur J. Gallagher & Co.	100	3,250
Assurant, Inc.	1,232,500	37,652,875
Brown & Brown, Inc.	38,000	1,654,900
Erie Indemnity Co. Class A	100	5,257
Genworth Financial, Inc. Class A	100	2,700
Hilb Rogal & Hobbs Co.	200	7,248
Horace Mann Educators Corp.	100	1,908
MBIA, Inc.	54,600	3,455,088
Mercury General Corp.	28,100	1,683,752
Ohio Casualty Corp. (a)	122,800	2,850,188
Old Republic International Corp.	150	3,795
Progressive Corp.	67,100	5,692,764
Reinsurance Group of America, Inc.	486,100	23,551,545
Scottish Re Group Ltd.	8,100	209,790
StanCorp Financial Group, Inc.	100	8,250
Triad Guaranty, Inc. (a)	100	6,048
UnumProvident Corp.	100	1,794
USI Holdings Corp. (a)	187,500	2,169,375
W.R. Berkley Corp.	618,575	29,178,183
Zenith National Insurance Corp.	300	14,952
		108,269,489
Real Estate – 1.0%		
CBL & Associates Properties, Inc.	17,300	1,320,855
Corporate Office Properties Trust (SBI)	147,100	4,317,385
Equity Lifestyle Properties, Inc.	100	3,575
Equity Residential (SBI)	100	3,618
General Growth Properties, Inc.	167,100	6,042,336
Kimco Realty Corp.	226,000	13,105,740
Pan Pacific Retail Properties, Inc.	114,400	7,172,880
Plum Creek Timber Co., Inc.	141,300	5,431,572
United Dominion Realty Trust, Inc. (SBI)	29,200	724,160
Weingarten Realty Investors (SBI)	100	4,010
		38,126,131

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
FINANCIALS – continued		
Thrifts & Mortgage Finance – 0.3%		
Doral Financial Corp.	147,800	$ 7,279,150
Golden West Financial Corp., Delaware	79,940	4,909,915
MGIC Investment Corp.	100	6,891
Radian Group, Inc.	100	5,324
Sterling Financial Corp., Washington (a)	110	4,319
W Holding Co., Inc.	156	3,579
Washington Federal, Inc.	110	2,919
		12,212,097
TOTAL FINANCIALS		329,759,983
HEALTH CARE – 15.9%		
Biotechnology – 6.5%		
Affymetrix, Inc. (a)	190,600	6,966,430
Albany Molecular Research, Inc. (a)	100	1,114
Alnylam Pharmaceuticals, Inc.	100	738
Applera Corp. – Celera Genomics Group (a)	100	1,375
Bachem Holding AG (B Shares)	100	5,744
Celgene Corp. (a)	200	5,306
Charles River Laboratories International, Inc. (a)	1,389,204	63,917,276
Ciphergen Biosystems, Inc. (a)	100	430
CSL Ltd.	19,483	445,872
CytRx Corp. (a)	100	141
deCODE genetics, Inc. (a)	100	781
Dendreon Corp. (a)	100	1,078
Digene Corp. (a)	100	2,615
Exact Sciences Corp. (a)	100	382
Exelixis, Inc. (a)	100	950
Gen-Probe, Inc. (a)	31,900	1,442,199
Genencor International, Inc. (a)	100	1,640
Genentech, Inc. (a)	24,800	1,350,112
Global Bio-Chem Technology Group Co. Ltd.	9,232,000	6,057,431
Harvard Bioscience, Inc. (a)(e)	3,023,047	13,996,708
ImmunoGen, Inc. (a)	139,700	1,234,948
Invitrogen Corp. (a)	1,435,200	96,344,976
Lexicon Genetics, Inc. (a)	100	776
Luminex Corp. (a)	100	888
Martek Biosciences (a)	106,100	5,432,320
Myriad Genetics, Inc. (a)	100	2,251
Neogen Corp. (a)	49,663	1,124,873
Northfield Laboratories, Inc. (a)	100	2,255
ONYX Pharmaceuticals, Inc. (a)	100	3,239
QIAGEN NV (a)	4,857,800	53,192,910
Renovis, Inc.	100	1,438
Sangamo Biosciences, Inc. (a)	100	600
Seattle Genetics, Inc. (a)	100	653
Serologicals Corp. (a)	100	2,212
Sirna Therapeutics, Inc. (a)	100	316
Stratagene Corp. (a)	849,600	$ 6,584,400
Strategic Diagnostics, Inc. (a)	792,300	2,773,050
Tanox, Inc. (a)	100	1,520
Telik, Inc. (a)	100	1,914
		260,903,861
Health Care Equipment & Supplies – 2.3%		
Advanced Medical Optics, Inc. (a)	100	4,114
Arthrocare Corp. (a)	100	3,206
Bio-Rad Laboratories, Inc. Class A (a)	100	5,737
BioLase Technology, Inc.	100	1,087
Bruker BioSciences Corp. (a)	163	657
Cardiodynamics International Corp. (a)	100	517
Chromavision Medical Systems, Inc. (a)	100	216
Cooper Companies, Inc.	100	7,059
Cyberonics, Inc. (a)	200	4,144
Cytyc Corp. (a)	100	2,757
Diagnostic Products Corp.	100	5,505
Edwards Lifesciences Corp. (a)	307,700	12,695,702
Epix Pharmaceuticals, Inc. (a)	122,400	2,192,184
IDEXX Laboratories, Inc. (a)	100	5,459
Illumina, Inc. (a)	356,400	3,378,672
INAMED Corp. (a)	150	9,488
Integra LifeSciences Holdings Corp. (a)	64,700	2,389,371
Intuitive Surgical, Inc. (a)	47,800	1,912,956
Kinetic Concepts, Inc.	20,300	1,548,890
Matthews International Corp. Class A	100	3,680
Meridian Bioscience, Inc.	135,350	2,353,737
Merit Medical Systems, Inc. (a)	133	2,037
Millipore Corp. (a)	255,900	12,746,379
Mine Safety Appliances Co.	300	15,210
Molecular Devices Corp. (a)	74,580	1,499,058
Ocular Sciences, Inc. (a)	46,300	2,269,163
Orthologic Corp. (a)	100,600	628,750
Osteotech, Inc. (a)	100	550
PolyMedica Corp.	200	7,458
Possis Medical, Inc. (a)	100	1,348
Sonic Innovations, Inc. (a)	151,300	630,921
SonoSight, Inc. (a)	100	3,395
Synovis Life Technologies, Inc. (a)	100	1,081
Synthes, Inc.	100	11,190
Thermo Electron Corp. (a)	265,200	8,006,388
Thoratec Corp. (a)	100	1,042
Varian, Inc. (a)	100	4,101
Ventana Medical Systems, Inc. (a)	19,200	1,228,608
Waters Corp. (a)	851,120	39,823,905
Wilson Greatbatch Technologies, Inc. (a)	800	17,936
Young Innovations, Inc.	100	3,373
Zimmer Holdings, Inc. (a)	100	8,012
Zoll Medical Corp. (a)	100	3,440
		93,438,483
Health Care Providers & Services – 5.6%		
Advisory Board Co. (a)	100	3,688
Aetna, Inc.	216,200	26,970,950

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
HEALTH CARE – continued		
Health Care Providers & Services – continued		
AMERIGROUP Corp. (a)	100	$ 7,566
Andrx Corp. (a)	100	2,183
Caremark Rx, Inc. (a)	1,133,806	44,705,971
Centene Corp. (a)	100	2,835
Cerner Corp. (a)(d)	67,717	3,600,513
Community Health Systems, Inc. (a)	275,200	7,672,576
Covance, Inc. (a)	631,900	24,486,125
Coventry Health Care, Inc. (a)	50	2,654
Dynacq Healthcare, Inc. (a)(d)	100	480
Eclipsys Corp. (a)	100	2,043
Evotec OAI AG (a)	100	357
Gambro AB (A Shares)	100	1,426
Health Management Associates, Inc. Class A	100	2,272
HealthExtras, Inc. (a)	203,200	3,312,160
Humana, Inc. (a)	255,300	7,579,857
ICON PLC sponsored ADR (a)	335,326	12,960,350
IDX Systems Corp. (a)	100	3,446
IMS Health, Inc.	1,303,600	30,256,556
iSoft Group PLC	35	232
Lifeline Systems, Inc. (a)	155,900	4,015,984
Merge Technologies, Inc. (a)	100	2,225
Molina Healthcare, Inc. (a)	150,857	6,996,748
NDCHealth Corp.	100	1,859
OCA, Inc. (a)	100	635
Odyssey Healthcare, Inc. (a)	200	2,736
Omnicare, Inc.	138,650	4,800,063
PAREXEL International Corp. (a)	411,300	8,349,390
Pediatrix Medical Group, Inc. (a)	100	6,405
Pharmaceutical Product Development, Inc. (a)	438,700	18,113,923
ProxyMed, Inc. (a)	181,142	1,778,814
Quest Diagnostics, Inc.	200	19,110
Renal Care Group, Inc. (a)	150	5,399
ResCare, Inc. (a)	1,188,803	18,093,582
TriZetto Group, Inc. (a)	100	950
VCA Antech, Inc. (a)	80,900	1,585,640
WebMD Corp. (a)	100	816
WellPoint, Inc. (a)	200	23,000
		225,371,519
Pharmaceuticals – 1.5%		
Able Laboratories, Inc. (a)	100	2,275
Allergan, Inc.	100	8,107
American Pharmaceutical Partners, Inc. (a)	150	5,612
Bentley Pharmaceuticals, Inc. (a)	9,200	98,900
Caraco Pharmaceutical Laboratories Ltd. (a)	100	955
Cipla Ltd.	50,500	371,073
Connetics Corp. (a)	416,700	10,121,643
Dr. Reddy's Laboratories Ltd. ADR	186,900	3,706,227
Endo Pharmaceuticals Holdings, Inc. (a)	200	$ 4,204
Hi-Tech Pharmacal Co., Inc. (a)	100	1,844
Impax Laboratories, Inc. (a)	100	1,588
KV Pharmaceutical Co. Class A (a)	150	3,308
Merck KGaA	293,321	20,141,931
Nektar Therapeutics (a)	100	2,024
Ranbaxy Laboratories Ltd. sponsored GDR	270,300	7,868,433
Roche Holding AG:		
ADR (a)	10,600	1,217,728
(participation certificate)	60,543	6,917,986
Salix Pharmaceuticals Ltd. (a)	150	2,639
Schering-Plough Corp.	344,000	7,182,720
SuperGen, Inc. (a)	100	705
Warner Chilcott PLC ADR	100	6,531
		57,666,433
TOTAL HEALTH CARE		637,380,296
INDUSTRIALS – 11.2%		
Aerospace & Defense – 1.3%		
Ceradyne, Inc. (a)	150	8,582
Cubic Corp.	100	2,517
DRS Technologies, Inc. (a)	230,000	9,823,300
EDO Corp.	180,400	5,727,700
Embraer – Empresa Brasileira de Aeronautica SA sponsored ADR	100	3,344
General Dynamics Corp.	100	10,460
L-3 Communications Holdings, Inc.	478,800	35,067,312
Rockwell Collins, Inc.	100	3,944
		50,647,159
Air Freight & Logistics – 0.4%		
Business Post Group PLC	100	1,195
C.H. Robinson Worldwide, Inc.	44,950	2,495,624
CNF, Inc.	100	5,010
Dynamex, Inc. (a)	80	1,482
Expeditors International of Washington, Inc.	33,700	1,883,156
Forward Air Corp. (a)	100	4,470
Hub Group, Inc. Class A (a)	193,420	10,100,392
		14,491,329
Airlines – 0.0%		
Southwest Airlines Co.	100	1,628
Building Products – 0.2%		
American Woodmark Corp.	200	8,736
Quixote Corp.	100	2,033
Simpson Manufacturing Co. Ltd.	78,800	2,750,120
Trex Co., Inc. (a)	69,800	3,660,312
Wienerberger AG	100	4,768
		6,425,969
Commercial Services & Supplies – 2.8%		
Apollo Group, Inc. Class A (a)	311	25,101
Benesse Corp.	100	3,505

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
INDUSTRIALS – continued		
Commercial Services & Supplies – continued		
Bennett Environmental, Inc. (a)	167,100	$ 593,205
Bright Horizons Family Solutions, Inc. (a)	613,097	39,704,162
Bunzl PLC	101	842
Career Education Corp. (a)	100	4,000
ChoicePoint, Inc. (a)	350,500	16,119,495
Coinstar, Inc. (a)	100	2,683
Concorde Career Colleges, Inc. (a)	100	2,030
Corporate Executive Board Co.	100	6,694
CoStar Group, Inc. (a)	100	4,618
Dun & Bradstreet Corp. (a)	100	5,965
Education Management Corp. (a)	47,300	1,561,373
Fullcast Co. Ltd. (d)	5,184	14,828,781
Gevity HR, Inc.	100	2,056
GFK AG	20	777
Intertek Group PLC	100	1,353
Ionics, Inc. (a)(d)	666,900	28,903,446
ITE Group PLC	100	166
ITT Educational Services, Inc. (a)	100	4,755
Labor Ready, Inc. (a)	100	1,692
National Research Corp. (a)	100	1,615
PICO Holdings, Inc. (a)	100	2,077
Princeton Review, Inc. (a)	609,587	3,748,960
Ritchie Brothers Auctioneers, Inc.	200	6,612
Robert Half International, Inc.	100	2,943
Societe Generale de Surveillance Holding SA (SGS) (Reg.)	91	63,611
Stericycle, Inc. (a)	100	4,595
Tele Atlas NV (a)	100	1,205
Tetra Tech, Inc. (a)	74	1,239
The Brink's Co.	54,600	2,157,792
Universal Technical Institute, Inc.	85,900	3,274,508
		111,041,856
Construction & Engineering – 1.6%		
Arcadis NV	9,700	180,272
Arcadis NV	6,600	121,559
Chicago Bridge & Iron Co. NV (NY Shares)	302,800	12,112,000
Dycom Industries, Inc. (a)	591,900	18,064,788
EMCOR Group, Inc. (a)	100	4,518
Fluor Corp.	301,500	16,434,765
Foster Wheeler Ltd. (a)	294,331	4,671,033
Jacobs Engineering Group, Inc. (a)	288,800	13,801,752
		65,390,687
Electrical Equipment – 0.5%		
AstroPower, Inc. (a)	100	1
Baldor Electric Co.	80,900	2,227,177
BYD Co. Ltd. (H Shares)	174,500	462,472
Crompton Greaves Ltd.	144,396	995,414
Fujikura Ltd.	1,000	4,608
II-VI, Inc. (a)	100	4,249

	Shares	Value (Note 1)
Rockwell Automation, Inc.	306,900	$ 15,206,895
Roper Industries, Inc.	38,700	2,351,799
		21,252,615
Industrial Conglomerates – 0.1%		
Teleflex, Inc.	77,700	4,035,738
Machinery – 3.6%		
AGCO Corp. (a)	2,106,400	46,109,096
CNH Global NV	512,000	9,917,440
CUNO, Inc. (a)	117,600	6,985,440
Donaldson Co., Inc.	200	6,516
Dover Corp.	14,600	612,324
Flowserve Corp. (a)	962,700	26,512,758
Gardner Denver, Inc. (a)	64,400	2,337,076
Graco, Inc.	668,700	24,975,945
Harsco Corp.	177,200	9,877,128
Heidelberger Druckmaschinen AG (a)	124,900	4,235,827
Illinois Tool Works, Inc.	100	9,268
Koyo Seiko Co. Ltd.	1,000	14,078
Middleby Corp.	100	5,072
PACCAR, Inc.	150	12,072
Toshiba Machine Co. Ltd.	1,000	4,383
Trinity Industries, Inc.	4,900	166,992
Wabash National Corp. (a)	100	2,693
Wabtec Corp.	198,700	4,236,284
Watts Water Technologies, Inc. Class A	105,800	3,410,992
Zenon Environmental, Inc. (a)	345,300	6,747,738
		146,179,122
Marine – 0.1%		
Alexander & Baldwin, Inc.	90,349	3,832,605
Road & Rail – 0.4%		
Burlington Northern Santa Fe Corp.	207,700	9,826,287
Guangshen Railway Co. Ltd. sponsored ADR	100	2,047
Heartland Express, Inc.	150	3,371
Knight Transportation, Inc.	150	3,720
Landstar System, Inc. (a)	22,100	1,627,444
Norfolk Southern Corp.	124,900	4,520,131
Old Dominion Freight Lines, Inc. (a)	150	5,220
		15,988,220
Trading Companies & Distributors – 0.2%		
Fastenal Co.	200	12,312
MSC Industrial Direct Co., Inc. Class A	267,300	9,617,454
Richelieu Hardware Ltd.	100	1,831
		9,631,597
Transportation Infrastructure – 0.0%		
Sea Containers Ltd. Class B	7,900	153,260
TOTAL INDUSTRIALS		449,071,785
INFORMATION TECHNOLOGY – 9.1%		
Communications Equipment – 0.8%		
Arris Group, Inc. (a)	100	704

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
INFORMATION TECHNOLOGY – continued		
Communications Equipment – continued		
Avaya, Inc. (a)	2,900	$ 49,880
Black Box Corp.	100	4,802
Comtech Telecommunications Corp. (a)	100	3,761
NETGEAR, Inc. (a)(d)	548,100	9,969,939
Option NV (a)	90	3,229
Plantronics, Inc.	139,900	5,801,653
Polycom, Inc. (a)	200	4,664
Research In Motion Ltd. (a)	53,200	4,379,247
SafeNet, Inc. (a)	86,601	3,181,721
Tandberg ASA	681,000	8,446,555
		31,846,155
Computers & Peripherals – 0.0%		
Applied Films Corp. (a)	100	2,156
Compal Electronics, Inc.	1,072	1,069
Gemplus International SA ADR (a)	100	466
iCAD, Inc. (a)	100	447
Intergraph Corp. (a)	100	2,693
M-Systems Flash Disk Pioneers Ltd. (a)	900	17,748
Moser-Baer India Ltd.	200	1,083
Network Appliance, Inc. (a)	100	3,322
Overland Storage, Inc. (a)	100	1,669
Psion PLC	100	103
Stratasys, Inc. (a)	150	5,034
Synaptics, Inc. (a)	100	3,058
		38,848
Electronic Equipment & Instruments – 3.2%		
Brightpoint, Inc. (a)	150	2,931
CDW Corp.	173,492	11,511,194
CellStar Corp. (a)	100	445
Cogent, Inc.	200	6,600
Cognex Corp.	100	2,790
Dionex Corp. (a)	108,200	6,131,694
Elec & Eltek International Co. Ltd.	1,613,000	4,580,920
Excel Technology, Inc. (a)	100	2,600
Fargo Electronics, Inc. (a)	100	1,499
FLIR Systems, Inc. (a)	89,245	5,692,939
Global Imaging Systems, Inc. (a)	100	3,950
Hon Hai Precision Industries Co. Ltd.	8,750,800	40,464,536
I. D. Systems Inc. (a)	100	1,866
Iteris, Inc. (a)	100	345
Itron, Inc. (a)	100	2,391
Keyence Corp.	19,700	4,415,816
Landauer, Inc.	100	4,570
Measurement Specialties, Inc. (a)	100	2,546
Metrologic Instruments, Inc. (a)	200	4,250
Mettler-Toledo International, Inc. (a)	259,800	13,330,338
MTS Systems Corp.	100	3,381
National Instruments Corp.	100	2,725
Robotic Vision Systems, Inc. (a)	100	77
ScanSource, Inc. (a)	100	$ 6,216
Symbol Technologies, Inc.	2,551,600	44,142,680
Universal Display Corp. (a)	100	900
Yageo Corp. sponsored GDR (a)	100	170
		130,320,369
Internet Software & Services – 1.0%		
Akamai Technologies, Inc. (a)	100	1,303
aQuantive, Inc. (a)	218,811	1,956,170
Ask Jeeves, Inc. (a)	100	2,675
Bankrate, Inc. (a)	100	1,385
Blue Coat Systems, Inc. (a)	100	1,861
Digital Impact, Inc. (a)	100	142
Digital River, Inc. (a)	101,802	4,235,981
DoubleClick, Inc. (a)	100	778
EarthLink, Inc. (a)	100	1,152
FindWhat.com (a)	100	1,773
Homestore, Inc. (a)	100	303
InfoSpace, Inc. (a)	100	4,755
iPass, Inc. (a)	100	740
iVillage, Inc. (a)	100	618
LookSmart Ltd. (a)	100	219
Neoforma, Inc. (a)	100	769
Net2Phone, Inc. (a)	100	340
Netease.com, Inc. sponsored ADR (a)	100	5,283
NIC, Inc. (a)	10	51
Open Text Corp. (a)	100	2,008
RealNetworks, Inc. (a)	1,440,109	9,533,522
Sina Corp. (a)	100	3,206
Sohu.com, Inc. (a)(d)	39,000	690,690
SonicWALL, Inc. (a)	100	632
ValueClick, Inc. (a)	100	1,333
VeriSign, Inc. (a)	686,300	23,004,776
WebEx Communications, Inc. (a)	100	2,378
Websense, Inc. (a)	27,400	1,389,728
		40,844,571
IT Services – 1.1%		
Affiliated Computer Services, Inc. Class A (a)	623,900	37,552,541
Alliance Data Systems Corp. (a)	100	4,748
Anteon International Corp. (a)	100	4,186
DST Systems, Inc. (a)	600	31,272
Global Payments, Inc.	100	5,854
Hewitt Associates, Inc. Class A (a)	100	3,201
iGate Corp. (a)	100	405
Infocrossing, Inc. (a)	100	1,693
Infosys Technologies Ltd. sponsored ADR	200	13,862
infoUSA, Inc. (a)	100	1,119
Lionbridge Technologies, Inc. (a)	874,300	5,875,296
Maximus, Inc. (a)	100	3,112
Satyam Computer Services Ltd.	100	949
StarTek, Inc.	100	2,845
SunGard Data Systems, Inc. (a)	200	5,666
Syntel, Inc.	100	1,754

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
INFORMATION TECHNOLOGY – continued		
IT Services – continued		
The BISYS Group, Inc. (a)	100	$ 1,645
TietoEnator Oyj	100	3,174
Total System Services, Inc.	100	2,430
Tyler Technologies, Inc. (a)	100	836
		43,516,588
Office Electronics – 0.3%		
Neopost SA	2,200	170,708
Zebra Technologies Corp. Class A (a)	218,125	12,276,075
		12,446,783
Semiconductors & Semiconductor Equipment – 1.3%		
Agere Systems, Inc. Class A (a)	100	137
Analog Devices, Inc.	49,700	1,834,924
ARM Holdings PLC sponsored ADR	100	617
ASM Pacific Technology Ltd.	500	1,801
Cabot Microelectronics Corp. (a)	289,900	11,610,495
Cree, Inc. (a)	46,100	1,847,688
Hi/fn, Inc. (a)	8	74
International Rectifier Corp. (a)	15,700	699,749
KLA-Tencor Corp. (a)	31,500	1,467,270
Linear Technology Corp.	100	3,876
Marvell Technology Group Ltd. (a)	200	7,094
NVIDIA Corp. (a)	917,300	21,611,588
Omnivision Technologies, Inc. (a)	400	7,340
Pixelworks, Inc. (a)	100	1,134
PLX Technology, Inc. (a)	100	1,040
Silicon Image, Inc. (a)	100	1,646
Skyworks Solutions, Inc. (a)	389,700	3,674,871
Varian Semiconductor Equipment Associates, Inc. (a)	206,900	7,624,265
Zoran Corp. (a)	100	1,158
		50,396,767
Software – 1.4%		
Adobe Systems, Inc.	75,300	4,724,322
Altiris, Inc. (a)	100	3,543
Bottomline Technologies, Inc. (a)	11	159
Cadence Design Systems, Inc. (a)	100	1,381
CCC Information Services Group, Inc. (a)	100	2,221
Citrix Systems, Inc. (a)	100	2,453
DATATRAK International, Inc. (a)	100	1,113
Digimarc Corp. (a)	100	932
Electronic Arts, Inc. (a)	100	6,168
FactSet Research Systems, Inc.	100	5,844
FileNET Corp. (a)	100	2,576
Hyperion Solutions Corp. (a)	100	4,662
Informatica Corp. (a)	100	812
Intuit, Inc. (a)	132,800	5,844,528
JAMDAT Mobile, Inc.	100	2,065
Macromedia, Inc. (a)	100	3,112
Macrovision Corp. (a)	389,944	10,029,360
Manhattan Associates, Inc. (a)	100	2,388
MRO Software, Inc. (a)	100	$ 1,302
Napster, Inc. (a)	100	940
NAVTEQ Corp.	100	4,636
NDS Group PLC sponsored ADR (a)	100	3,408
Open Solutions, Inc. (a)	437,209	11,349,946
Plato Learning, Inc. (a)	100	745
Quality Systems, Inc. (a)	100	5,980
Renaissance Learning, Inc.	70	1,299
RSA Security, Inc. (a)	100,687	2,019,781
Salesforce.com, Inc.	60,000	1,016,400
ScanSoft, Inc. (a)	100	419
SERENA Software, Inc. (a)	100	2,164
Symantec Corp. (a)	100	2,576
Synopsys, Inc. (a)	325,800	6,392,196
TALX Corp.	83,200	2,145,728
Temenos Group AG (a)	100	922
THQ, Inc. (a)	313,900	7,200,866
TIBCO Software, Inc. (a)	100	1,334
Vastera, Inc. (a)	667,400	1,755,262
Visual Networks, Inc. (a)	767,308	2,670,232
WatchGuard Technologies, Inc. (a)	10	44
		55,213,819
TOTAL INFORMATION TECHNOLOGY		364,623,900
MATERIALS – 18.4%		
Chemicals – 1.9%		
American Vanguard Corp.	150	5,517
Asian Paints India Ltd.	45,800	338,920
Balchem Corp.	100	3,469
Cambrex Corp.	100	2,710
Ecolab, Inc. (d)	509,300	17,891,709
Headwaters, Inc. (a)	100	2,850
K&S AG	59,500	3,155,946
Lonza Group AG	10	562
Minerals Technologies, Inc.	34,200	2,281,140
Monsanto Co.	178,300	9,904,565
Mosaic Co. (a)	117,900	1,924,128
Nitto Denko Corp.	181,200	9,941,853
NOVA Chemicals Corp.	251,500	11,883,375
Novozymes AS Series B	100	5,071
Olin Corp.	104,900	2,309,898
Potash Corp. of Saskatchewan	100	8,313
Praxair, Inc.	47,000	2,075,050
Quaker Chemical Corp.	100	2,484
Sasa Dupont Sabanci Polyester Sanayi AS (a)	1,000	1
Sinopec Beijing Yanhua Petrochemical Co. Ltd. sponsored ADR	100	2,337
Sinopec Shanghai Petrochemical Co. Ltd.:		
(H Shares)	2,000	746

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
MATERIALS – continued		
Chemicals – continued		
Sinopec Shanghai Petrochemical Co. Ltd.: – continued		
sponsored ADR (d)	125,400	$ 4,677,420
Tosoh Corp.	1,859,500	8,368,930
		74,786,994
Construction Materials – 0.0%		
Cemex SA de CV sponsored ADR	104	3,788
Florida Rock Industries, Inc.	150	8,930
Vulcan Materials Co.	13,000	709,930
		722,648
Containers & Packaging – 0.4%		
Essel Propack Ltd.	13,700	84,069
Packaging Corp. of America	565,300	13,312,815
Silgan Holdings, Inc.	40,500	2,468,880
		15,865,764
Metals & Mining – 15.8%		
Agnico-Eagle Mines Ltd.	1,180,230	16,247,833
Agnico-Eagle Mines Ltd. warrants 11/14/07 (a)	23,350	64,446
Aleris International, Inc. (a)	100	1,692
Arch Coal, Inc.	365,400	12,986,316
Barrick Gold Corp.	100	2,417
BHP Billiton Ltd. sponsored ADR	15,500	372,310
BlueScope Steel Ltd.	1,037,200	6,694,919
Brush Engineered Materials, Inc. (a)	100	1,850
Compania de Minas Buenaventura SA sponsored ADR	1,105,300	25,311,370
CONSOL Energy, Inc.	763,900	31,358,095
Dofasco, Inc.	100	3,783
Falconbridge Ltd.	225,900	5,854,575
FNX Mining Co., Inc. (a)	164,300	709,228
Freeport-McMoRan Copper & Gold, Inc. Class B	1,273,800	48,697,374
Gibraltar Industries, Inc.	106,400	2,513,168
Glamis Gold Ltd. (a)	129,400	2,217,053
Goldcorp, Inc.	50,000	752,500
Golden Star Resources Ltd. (a)	250,000	1,004,167
Harmony Gold Mining Co. Ltd.	1,049,100	9,725,158
High River Gold Mines Ltd. (a)	1,989,600	3,034,140
Inco Ltd. (a)	100	3,667
Inmet Mining Corp. (a)	712,800	12,794,760
International Steel Group, Inc.	2,500	101,400
IPSCO, Inc.	1,165,900	55,681,441
Ivanhoe Mines Ltd. (a)	90,500	652,354
Kinross Gold Corp. (a)	4,204,866	29,609,265
Massey Energy Co.	289,794	10,128,300
Meridian Gold, Inc. (a)	100	1,895
Newmont Mining Corp.	2,267,580	100,703,207
Nippon Steel Corp.	3,401,000	8,333,994

	Shares	Value (Note 1)
Noranda, Inc.	100	$ 1,755
Nucor Corp. (d)	1,866,700	97,703,078
Peabody Energy Corp.	233,400	18,884,394
Phelps Dodge Corp.	89,200	8,823,664
Placer Dome, Inc.	100	1,882
POSCO sponsored ADR	100	4,453
Ryerson Tull, Inc.	100	1,575
Schnitzer Steel Industries, Inc. Class A	150	5,090
Steel Dynamics, Inc.	1,728,994	65,494,293
Teck Cominco Ltd. Class B (sub. vtg.) (d)	1,118,800	34,421,747
United States Steel Corp.	354,300	18,157,875
Usinas Siderurgicas de Minas Gerais SA (Usiminas) (PN-A)	203,000	4,115,030
Worthington Industries, Inc.	3,200	62,656
Xstrata PLC	100	1,789
		633,241,958
Paper & Forest Products – 0.3%		
International Forest Products (Interfor) Class A (a)	9,100	52,325
Lee & Man Paper Manufacturing Ltd.	6,792,000	5,548,734
MAXXAM, Inc. (a)	100	3,260
Sino-Forest Corp. (a)	2,545,700	7,276,459
Votorantim Celulose e Papel SA sponsored ADR (non-vtg.)	250	4,050
		12,884,828
TOTAL MATERIALS		737,502,192
TELECOMMUNICATION SERVICES – 1.9%		
Diversified Telecommunication Services – 0.8%		
Covad Communications Group, Inc. (a)	2,491,761	5,357,286
General Communications, Inc. Class A (a)	100	1,104
Golden Telecom, Inc.	100	2,642
Hungarian Telephone & Cable Corp. (a)	100	1,440
Philippine Long Distance Telephone Co. (a)	100	2,421
Philippine Long Distance Telephone Co. sponsored ADR (a)(d)	425,600	10,610,208
PT Indosat Tbk sponsored ADR	100	3,118
PT Telkomunikasi Indonesia Tbk sponsored ADR	722,300	15,182,746
		31,160,965
Wireless Telecommunication Services – 1.1%		
America Movil SA de CV sponsored ADR	224,300	11,742,105
Boston Communications Group, Inc. (a)	100	924
MTN Group Ltd.	2,253,716	17,305,369
Nextel Communications, Inc. Class A (a)	100	3,000
Nextel Partners, Inc. Class A (a)	100	1,954
NII Holdings, Inc. (a)	349,008	16,560,430
Telemig Celular Participacoes SA ADR	100	2,823
		45,616,605
TOTAL TELECOMMUNICATION SERVICES		76,777,570

See accompanying notes which are an integral part of the financial statements.

Common Stocks - continued

	Shares	Value (Note 1)
UTILITIES - 0.0%		
Electric Utilities - 0.0%		
FPL Group, Inc.	100	$ 7,475
PPL Corp.	100	5,328
		12,803
Multi-Utilities & Unregulated Power - 0.0%		
Public Service Enterprise Group, Inc.	100	5,177
TOTAL UTILITIES		17,980
TOTAL COMMON STOCKS (Cost $2,720,027,228)		**3,869,885,699**

Nonconvertible Preferred Stocks - 0.0%

	Shares	Value (Note 1)
CONSUMER DISCRETIONARY - 0.0%		
Automobiles - 0.0%		
Porsche AG (non-vtg.)	100	63,690
Household Durables - 0.0%		
Fedders Corp. Series A, 8.60%	5	120
TOTAL NONCONVERTIBLE PREFERRED STOCKS (Cost $58,459)		**63,810**

Money Market Funds - 4.0%

	Shares	Value (Note 1)
Fidelity Cash Central Fund, 2.24% (b)	99,587,186	99,587,186
Fidelity Securities Lending Cash Central Fund, 2.23% (b)(c)	59,013,966	59,013,966
TOTAL MONEY MARKET FUNDS (Cost $158,601,152)		**158,601,152**
TOTAL INVESTMENT PORTFOLIO - 100.7% (Cost $2,878,686,839)		**4,028,550,661**
NET OTHER ASSETS - (0.7)%		**(28,308,362)**
NET ASSETS - 100%		**$ 4,000,242,299**

Legend

(a) Non-income producing

(b) Affiliated fund that is available only to investment companies and other accounts managed by Fidelity Investments. The rate quoted is the annualized seven-day yield of the fund at period end. A complete listing of the fund's holdings as of its most recent fiscal year end is available upon request.

(c) Includes investment made with cash collateral received from securities on loan.

(d) Security or a portion of the security is on loan at period end.

(e) Affiliated company

Other Information

Distribution of investments by country of issue, as a percentage of total net assets, is as follows:

United States of America	72.7%
Canada	7.1%
Japan	3.9%
Netherlands	1.9%
India	1.5%
Bermuda	1.2%
Cayman Islands	1.1%
Italy	1.1%
Taiwan	1.0%
Others (individually less than 1%)	8.5%
	100.0%

See accompanying notes which are an integral part of the financial statements.

An affiliated company is a company in which the fund has ownership of at least 5% of the voting securities. Companies which are affiliates of the fund at period-end are noted in the fund's Schedule of Investments. Transactions during the period with companies which are or were affiliates are as follows:

Affiliates	Value, beginning of period	Purchases	Sales Proceeds	Dividend Income	Value, end of period
Bright Horizons Family Solutions, Inc.	$ 28,782,600	$ –	$ 4,594,980	$ –	$ –
Foster Wheeler Ltd.	–	3,915,209	–	–	–
Harvard Bioscience, Inc.	24,939,580	1,612,609	1,104,712	–	13,996,708
IMPCO Technologies, Inc.	1,771,032	8,777,717	791,283	–	11,373,320
Total	$ 55,493,212	$ 14,305,535	$ 6,490,975	$ –	$ 25,370,028

Income Tax Information

The fund hereby designates as capital gain dividends: For dividends with respect to the taxable year ended December 31, 2004, $68,763,000 or, if different, the net capital gain of such year.

See accompanying notes which are an integral part of the financial statements.

Financial Statements

Statement of Assets and Liabilities

		December 31, 2004
Assets		
Investment in securities, at value (including securities loaned of $57,253,994) (cost $2,878,686,839) — See accompanying schedule		$ 4,028,550,661
Cash		118,202
Foreign currency held at value (cost $9,142,039)		9,609,981
Receivable for investments sold		41,707,554
Receivable for fund shares sold		2,072,663
Dividends receivable		2,016,209
Interest receivable		213,204
Prepaid expenses		11,603
Other receivables		214,767
Total assets		4,084,514,844
Liabilities		
Payable for investments purchased	$ 19,788,804	
Payable for fund shares redeemed	1,032,969	
Accrued management fee	1,840,389	
Distribution fees payable	506,394	
Other affiliated payables	310,760	
Other payables and accrued expenses	1,779,263	
Collateral on securities loaned, at value	59,013,966	
Total liabilities		84,272,545
Net Assets		$ 4,000,242,299
Net Assets consist of:		
Paid in capital		$ 2,787,744,560
Undistributed net investment income		68,191
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		63,335,377
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		1,149,094,171
Net Assets		$ 4,000,242,299
Initial Class:		
Net Asset Value, offering price and redemption price per share ($979,532,916 ÷ 32,457,007 shares)		$ 30.18
Service Class:		
Net Asset Value, offering price and redemption price per share ($819,411,575 ÷ 27,246,677 shares)		$ 30.07
Service Class 2:		
Net Asset Value, offering price and redemption price per share ($2,201,297,808 ÷ 73,675,095 shares)		$ 29.88

Statement of Operations

		Year ended December 31, 2004
Investment Income		
Dividends		$ 19,986,604
Interest		811,862
Security lending		749,362
Total income		21,547,828
Expenses		
Management fee	$ 17,263,105	
Transfer agent fees	2,044,982	
Distribution fees	4,605,289	
Accounting and security lending fees	941,481	
Non-interested trustees' compensation	15,949	
Custodian fees and expenses	426,013	
Audit	52,412	
Legal	6,596	
Interest	709	
Miscellaneous	576,544	
Total expenses before reductions	25,933,080	
Expense reductions	(742,557)	25,190,523
Net investment income (loss)		(3,642,695)
Realized and Unrealized Gain (Loss)		
Net realized gain (loss) on:		
Investment securities (Including realized gain of $2,737,245 from affiliated issuers)	195,588,243	
Foreign currency transactions	(153,730)	
Total net realized gain (loss)		195,434,513
Change in net unrealized appreciation (depreciation) on:		
Investment securities (net of increase in deferred foreign taxes of $918,145)	535,771,834	
Assets and liabilities in foreign currencies	481,551	
Total change in net unrealized appreciation (depreciation)		536,253,385
Net gain (loss)		731,687,898
Net increase (decrease) in net assets resulting from operations		$ 728,045,203

See accompanying notes which are an integral part of the financial statements.

Statement of Changes in Net Assets

	Year ended December 31, 2004	Year ended December 31, 2003[A]
Increase (Decrease) in Net Assets		
Operations		
Net investment income (loss)	$ (3,642,695)	$ (2,294,177)
Net realized gain (loss)	195,434,513	29,542,718
Change in net unrealized appreciation (depreciation)	536,253,385	575,223,419
Net increase (decrease) in net assets resulting from operations	728,045,203	602,471,960
Distributions to shareholders from net investment income	—	(5,082,393)
Share transactions — net increase (decrease)	835,964,194	440,089,337
Total increase (decrease) in net assets	1,564,009,397	1,037,478,904
Net Assets		
Beginning of period	2,436,232,902	1,398,753,998
End of period (including undistributed net investment income of $68,191 and undistributed net investment income of $76,412, respectively)	$ 4,000,242,299	$ 2,436,232,902

Other Information:

Share Transactions	Year ended December 31, 2004		
	Initial Class	Service Class	Service Class 2
Shares			
Sold	7,712,308	4,751,291	29,867,543
Reinvested	—	—	—
Redeemed	(3,341,075)	(1,581,671)	(5,307,215)
Net increase (decrease)	4,371,233	3,169,620	24,560,328
Dollars			
Sold	$ 203,215,754	$ 122,478,823	$ 766,867,153
Reinvested	—	—	—
Redeemed	(83,674,683)	(40,224,756)	(132,698,097)
Net increase (decrease)	$ 119,541,071	$ 82,254,067	$ 634,169,056

Share Transactions	Year ended December 31, 2003		
	Initial Class	Service Class	Service Class 2
Shares			
Sold	4,434,612	4,691,539	24,537,608
Reinvested	131,528	76,717	95,288
Redeemed	(5,011,471)	(2,353,097)	(5,472,778)
Net increase (decrease)	(445,331)	2,415,159	19,160,118
Dollars			
Sold	$ 95,795,053	$ 94,175,028	$ 482,784,357
Reinvested	2,207,036	1,285,007	1,590,350
Redeemed	(89,867,137)	(43,168,976)	(104,711,381)
Net increase (decrease)	$ 8,134,952	$ 52,291,059	$ 379,663,326

Distributions	Year ended December 31, 2003		
	Initial Class	Service Class	Service Class 2
From net investment income	$ 2,207,036	$ 1,285,007	$ 1,590,350

[A] *Certain amounts have been reclassified. See Note 1 of Notes to Financial Statements.*

See accompanying notes which are an integral part of the financial statements.

Financial Highlights — Initial Class

Years ended December 31,	2004	2003[F]	2002	2001	2000
Selected Per-Share Data					
Net asset value, beginning of period	$ 24.16	$ 17.51	$ 19.60	$ 20.26	$ 15.25
Income from Investment Operations					
Net investment income (loss)[C]	.01	—[E]	.09	.20	.19
Net realized and unrealized gain (loss)	6.01	6.73	(2.00)	(.86)	4.95
Total from investment operations	6.02	6.73	(1.91)	(.66)	5.14
Distributions from net investment income	—	(.08)	(.18)	—	(.08)
Distributions in excess of net realized gain	—	—	—	—	(.05)
Total distributions	—	(.08)	(.18)	—	(.13)
Net asset value, end of period	$ 30.18	$ 24.16	$ 17.51	$ 19.60	$ 20.26
Total Return[A, B]	24.92%	38.64%	(9.82)%	(3.26)%	33.78%
Ratios to Average Net Assets[D]					
Expenses before expense reductions	.71%	.70%	.70%	.69%	.74%
Expenses net of voluntary waivers, if any	.71%	.70%	.70%	.69%	.74%
Expenses net of all reductions	.68%	.68%	.63%	.62%	.69%
Net investment income (loss)	.03%	—%	.51%	1.06%	1.01%
Supplemental Data					
Net assets, end of period (000 omitted)	$ 979,533	$ 678,480	$ 499,557	$ 574,934	$ 589,026
Portfolio turnover rate	55%	51%	135%	144%	245%

A *Total returns do not reflect charges attributable to your insurance company's separate account. Inclusion of these charges would reduce the total returns shown.*
B *Total returns would have been lower had certain expenses not been reduced during the periods shown.*
C *Calculated based on average shares outstanding during the period.*
D *Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expenses net of any voluntary waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.*
E *Amount represents less than $.01 per share.*
F *As the result of a correction made in the classification of distributions received on securities representing realized gains for the year ended December 31, 2003, amounts previously reported have been reclassified. The impact of this correction was a decrease in net investment loss of $0.01 per share and a corresponding decrease in net realized and unrealized gain (loss). The ratio of net investment loss to average net assets decreased from (0.04)% to 0.00%. The reclassification had no impact on total net assets or total return of the class.*

Financial Highlights — Service Class

Years ended December 31,	2004	2003[E]	2002	2001	2000
Selected Per-Share Data					
Net asset value, beginning of period	$ 24.10	$ 17.46	$ 19.54	$ 20.22	$ 15.24
Income from Investment Operations					
Net investment income (loss)[C]	(.02)	(.02)	.08	.18	.17
Net realized and unrealized gain (loss)	5.99	6.72	(2.00)	(.86)	4.93
Total from investment operations	5.97	6.70	(1.92)	(.68)	5.10
Distributions from net investment income	—	(.06)	(.16)	—	(.07)
Distributions in excess of net realized gain	—	—	—	—	(.05)
Total distributions	—	(.06)	(.16)	—	(.12)
Net asset value, end of period	$ 30.07	$ 24.10	$ 17.46	$ 19.54	$ 20.22
Total Return[A, B]	24.77%	38.52%	(9.90)%	(3.36)%	33.54%
Ratios to Average Net Assets[D]					
Expenses before expense reductions	.81%	.80%	.80%	.79%	.84%
Expenses net of voluntary waivers, if any	.81%	.80%	.80%	.79%	.84%
Expenses net of all reductions	.78%	.78%	.73%	.72%	.79%
Net investment income (loss)	(.07)%	(.10)%	.41%	.96%	.92%
Supplemental Data					
Net assets, end of period (000 omitted)	$ 819,412	$ 580,179	$ 378,264	$ 366,665	$ 282,941
Portfolio turnover rate	55%	51%	135%	144%	245%

A *Total returns do not reflect charges attributable to your insurance company's separate account. Inclusion of these charges would reduce the total returns shown.*
B *Total returns would have been lower had certain expenses not been reduced during the periods shown.*
C *Calculated based on average shares outstanding during the period.*
D *Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expenses net of any voluntary waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.*
E *As the result of a correction made in the classification of distributions received on securities representing realized gains for the year ended December 31, 2003, amounts previously reported have been reclassified. The impact of this correction was a decrease in net investment loss of $0.01 per share and a corresponding decrease in net realized and unrealized gain (loss). The ratio of net investment loss to average net assets decreased from (0.14)% to (0.10)%. The reclassification had no impact on total net assets or total return of the class.*

See accompanying notes which are an integral part of the financial statements.

Financial Highlights — Service Class 2

Years ended December 31,	2004	2003[F]	2002	2001	2000[D]
Selected Per-Share Data					
Net asset value, beginning of period	$ 23.98	$ 17.39	$ 19.49	$ 20.20	$ 14.82
Income from Investment Operations					
Net investment income (loss)[C]	(.06)	(.05)	.05	.15	.14
Net realized and unrealized gain (loss)	5.96	6.69	(1.99)	(.86)	5.35
Total from investment operations	5.90	6.64	(1.94)	(.71)	5.49
Distributions from net investment income	—	(.05)	(.16)	—	(.06)
Distributions in excess of net realized gain	—	—	—	—	(.05)
Total distributions	—	(.05)	(.16)	—	(.11)
Net asset value, end of period	$ 29.88	$ 23.98	$ 17.39	$ 19.49	$ 20.20
Total Return[A, B]	24.60%	38.31%	(10.02)%	(3.51)%	37.12%
Ratios to Average Net Assets[E]					
Expenses before expense reductions	.96%	.95%	.95%	.94%	.99%[A]
Expenses net of voluntary waivers, if any	.96%	.95%	.95%	.94%	.99%[A]
Expenses net of all reductions	.93%	.93%	.88%	.88%	.94%[A]
Net investment income (loss)	(.22)%	(.25)%	.25%	.81%	.76%[A]
Supplemental Data					
Net assets, end of period (000 omitted)	$2,201,298	$1,177,574	$520,933	$210,356	$ 73,039
Portfolio turnover rate	55%	51%	135%	144%	245%

A *Total returns do not reflect charges attributable to your insurance company's separate account. Inclusion of these charges would reduce the total returns shown.*
B *Total returns would have been lower had certain expenses not been reduced during the periods shown.*
C *Calculated based on average shares outstanding during the period.*
D *For the period January 12, 2000 (commencement of operations) to December 31, 2000.*
E *Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expense ratios before reductions for start-up periods may not be representative of longer-term operating periods. Expenses net of any voluntary waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.*
F *As the result of a correction made in the classification of distributions received on securities representing realized gains for the year ended December 31, 2003, amounts previously reported have been reclassified. The impact of this correction was a decrease in net investment loss of $0.01 per share and a corresponding decrease in net realized and unrealized gain (loss). The ratio of net investment loss to average net assets decreased from (0.29)% to (0.25)%. The reclassification had no impact on total net assets or total return of the class.*

See accompanying notes which are an integral part of the financial statements.

Notes to Financial Statements

For the period ended December 31, 2004

1. Significant Accounting Policies.

Mid Cap Portfolio (the fund) is a fund of Variable Insurance Products Fund III (the trust) (referred to in this report as Fidelity Variable Insurance Products: Mid Cap Portfolio) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. Shares of the fund may only be purchased by insurance companies for the purpose of funding variable annuity or variable life insurance contracts. The fund offers the following classes of shares: Initial Class shares, Service Class shares and Service Class 2 shares. All classes have equal rights and voting privileges, except for matters affecting a single class. Investment income, realized and unrealized capital gains and losses, the common expenses of the fund, and certain fund-level expense reductions, if any, are allocated on a pro rata basis to each class based on the relative net assets of each class to the total net assets of the fund. Each class differs with respect to distribution and service plan fees incurred. Certain expense reductions also differ by class.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions at the date of the financial statements. The following summarizes the significant accounting policies of the fund:

Security Valuation. Net asset value per share (NAV calculation) is calculated as of the close of business of the New York Stock Exchange, normally 4:00 p.m. Eastern time. Equity securities, including restricted securities, for which market quotations are available are valued at the last sale price or official closing price (closing bid price or last evaluated quote if no sale has occurred) on the primary market or exchange on which they trade. If prices are not readily available or do not accurately reflect fair value for a security, or if a security's value has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded, that security may be valued by another method that the Board of Trustees believes accurately reflects fair value. A security's valuation may differ depending on the method used for determining value. Price movements in futures contracts and ADRs, market and trading trends, the bid/ask quotes of brokers and off-exchange institutional trading may be reviewed in the course of making a good faith determination of a security's fair value. Short-term securities with remaining maturities of sixty days or less for which quotations are not readily available are valued on the basis of amortized cost. Investments in open-end investment companies are valued at their net asset value each business day.

Foreign Currency. The fund uses foreign currency contracts to facilitate transactions in foreign-denominated securities. Losses from these transactions may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contracts' terms.

Foreign-denominated assets, including investment securities, and liabilities are translated into U.S. dollars at the exchange rate at period end. Purchases and sales of investment securities, income and dividends received and expenses denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect on the transaction date.

The effects of exchange rate fluctuations on investments are included with the net realized and unrealized gain (loss) on investment securities. Other foreign currency transactions resulting in realized and unrealized gain (loss) are disclosed separately.

Investment Transactions and Income. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost and may include proceeds received from litigation. Dividend income is recorded on the ex-dividend date, except for certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the fund is informed of the ex-dividend date. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Distributions received on securities that represent a return of capital or capital gain are recorded as a reduction of cost of investments and/or as a realized gain. The fund estimates the components of distributions received that may be considered return of capital distributions or capital gain distributions. Interest income is accrued as earned. Interest income includes coupon interest and amortization of premium and accretion of discount on debt securities. Investment income is recorded net of foreign taxes withheld where recovery of such taxes is uncertain.

Reclassification of Financial Information. As the result of a correction made in the classification of distributions received on securities representing realized gains for the year ended December 31, 2003, amounts previously reported have been reclassified. Net investment loss for the fund decreased by $669,090, with a corresponding decrease to net realized gain. The reclassification has no impact on total net assets or total return of the fund.

Expenses. Most expenses of the trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned among the funds in the trust.

Income Tax Information and Distributions to Shareholders. Each year, the fund intends to qualify as a regulated investment company by distributing all of its taxable income and realized gains under Subchapter M of the Internal Revenue Code. As a result, no provision for income taxes is required in the accompanying financial statements. Foreign taxes are provided for based on the fund's understanding of the tax rules and rates that exist in the foreign markets in which it invests. Distributions are recorded on the ex-dividend date.

1. Significant Accounting Policies - continued

Income Tax Information and Distributions to Shareholders - continued

Income dividends and capital gain distributions are declared separately for each class. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. Capital accounts within the financial statements are adjusted for permanent book-tax differences. These adjustments have no impact on net assets or the results of operations. Temporary book-tax differences will reverse in a subsequent period.

Book-tax differences are primarily due to foreign currency transactions, passive foreign investment companies (PFIC), partnerships, net operating losses, capital loss carryforwards and losses deferred due to wash sales.

The tax-basis components of distributable earnings and the federal tax cost as of period end were as follows:

Unrealized appreciation	$	1,164,223,599
Unrealized depreciation		(20,489,077)
Net unrealized appreciation (depreciation)		1,143,734,522
Undistributed long-term capital gain		68,763,219
Cost for federal income tax purposes	$	2,884,816,139

The tax character of distributions paid was as follows:

	December 31, 2004	December 31, 2003
Ordinary Income	$ —	$ 5,082,393

2. Operating Policies.

Repurchase Agreements. Fidelity Management & Research Company (FMR) has received an Exemptive Order from the Securities and Exchange Commission (the SEC) which permits the fund and other affiliated entities of FMR to transfer uninvested cash balances into joint trading accounts. These accounts are then invested in repurchase agreements that are collateralized by U.S. Treasury or Government obligations. The fund may also invest directly with institutions, in repurchase agreements that are collateralized by commercial paper obligations and corporate obligations. Collateral is held in segregated accounts with custodian banks and may be obtained in the event of a default of the counterparty. Collateral is marked-to-market daily and maintained at a value at least equal to the principal amount of the repurchase agreement (including accrued interest).

3. Purchases and Sales of Investments.

Purchases and sales of securities, other than short-term securities and U.S. government securities, aggregated $2,400,817,321 and $1,622,172,637, respectively.

4. Fees and Other Transactions with Affiliates.

Management Fee. FMR and its affiliates provide the fund with investment management related services for which the fund pays a monthly management fee. The management fee is the sum of an individual fund fee rate that is based on an annual rate of .30% of the fund's average net assets and a group fee rate that averaged .28% during the period. The group fee rate is based upon the average net assets of all the mutual funds advised by FMR. The group fee rate decreases as assets under management increase and increases as assets under management decrease. For the period, the total annual management fee rate was .57% of the fund's average net assets.

Distribution and Service Plan. In accordance with Rule 12b-1 of the 1940 Act, the fund has adopted separate 12b-1 Plans for each Service Class of shares. Each Service Class pays Fidelity Distributors Corporation (FDC), an affiliate of FMR, a service fee. For the period, the service fee is based on an annual rate of .10% of Service Class' average net assets and .25% of Service Class 2's average net assets.

For the period, each class paid FDC the following amounts, all of which were re-allowed to insurance companies for the distribution of shares and providing shareholder support services:

Service Class	$	665,057
Service Class 2		3,940,232
	$	4,605,289

4. Fees and Other Transactions with Affiliates – continued

Transfer Agent Fees. Fidelity Investments Institutional Operations Company, Inc. (FIIOC), an affiliate of FMR, is the fund's transfer, dividend disbursing, and shareholder servicing agent. FIIOC receives an asset-based fee with respect to each account. FIIOC pays a portion of the expenses related to the typesetting, printing and mailing of shareholder reports, except proxy statements. Each class pays a transfer agent fee, excluding out of pocket expenses, equal to an annual rate of .07% of their month end net assets. For the period, the total transfer agent fees paid by each class to FIIOC, including out of pocket expenses, were as follows:

Initial Class	$ 517,432
Service Class	449,572
Service Class 2	1,077,978
	$ 2,044,982

Accounting and Security Lending Fees. Fidelity Service Company, Inc. (FSC), an affiliate of FMR, maintains the fund's accounting records. The accounting fee is based on the level of average net assets for the month. Under a separate contract, FSC administers the security lending program. The security lending fee is based on the number and duration of lending transactions.

Central Funds. The fund may invest in affiliated Central Funds managed by Fidelity Investments Money Management, Inc. (FIMM), an affiliate of FMR. The Central Funds are open-end investment companies available only to investment companies and other accounts managed by FMR and its affiliates. The Central Funds seek preservation of capital and current income and do not pay a management fee. Income distributions earned by the fund are recorded as income in the accompanying financial statements and totaled $803,656 for the period.

Brokerage Commissions. The fund placed a portion of its portfolio transactions with brokerage firms which are affiliates of the investment adviser. The commissions paid to these affiliated firms were $171,170 for the period.

Interfund Lending Program. Pursuant to an Exemptive Order issued by the SEC, the fund, along with other registered investment companies having management contracts with FMR, may participate in an interfund lending program. This program provides an alternative credit facility allowing the funds to borrow from, or lend money to, other participating funds. The fund's activity in this program during the period was as follows:

Borrower or Lender	Average Daily Loan Balance	Weighted Average Interest Rate	Interest Earned (included in interest income)	Interest Expense
Borrower	$ 11,369,500	1.12%	–	$ 709

5. Committed Line of Credit.

The fund participates with other funds managed by FMR in a $4.2 billion credit facility (the "line of credit") to be utilized for temporary or emergency purposes to fund shareholder redemptions or for other short-term liquidity purposes. The fund has agreed to pay commitment fees on its pro rata portion of the line of credit. During the period, there were no borrowings on this line of credit.

6. Security Lending.

The fund lends portfolio securities from time to time in order to earn additional income. The fund receives collateral (in the form of U.S. Treasury obligations, letters of credit and/or cash) against the loaned securities and maintains collateral in an amount not less than 100% of the market value of the loaned securities during the period of the loan. The market value of the loaned securities is determined at the close of business of the fund and any additional required collateral is delivered to the fund on the next business day. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, a fund could experience delays and costs in recovering the securities loaned or in gaining access to the collateral. Cash collateral is invested in cash equivalents. The value of loaned securities and cash collateral at period end are disclosed on the fund's Statement of Assets and Liabilities.

7. Expense Reductions.

Many of the brokers with whom FMR places trades on behalf of the fund provided services to the fund in addition to trade execution. These services included payments of certain expenses on behalf of the fund totaling $739,274 for the period. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce the fund's expenses. During the period, these credits reduced the fund's custody expenses by $3,283.

8. Other Information

At the end of the period, FMR or its affiliates were the owners of record of 19% of the total outstanding shares of the fund and two otherwise unaffiliated shareholders were the owners of record of 42% of the total outstanding shares of the fund.

Report of Independent Registered Public Accounting Firm

To the Trustees of Variable Insurance Products Fund III and the Shareholders of Mid Cap Portfolio:

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Mid Cap Portfolio (a fund of Variable Insurance Products Fund III) at December 31, 2004 and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Mid Cap Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 10, 2005

Trustees and Officers

The Trustees, Member of the Advisory Board, and executive officers of the trust and fund, as applicable, are listed below. The Board of Trustees governs the fund and is responsible for protecting the interests of shareholders. The Trustees are experienced executives who meet periodically throughout the year to oversee the fund's activities, review contractual arrangements with companies that provide services to the fund, and review the fund's performance. Except for William O. McCoy, Dennis J. Dirks, and Kenneth L. Wolfe, each of the Trustees oversees 301 funds advised by FMR or an affiliate. Mr. McCoy oversees 303 funds advised by FMR or an affiliate. Mr. Dirks and Mr. Wolfe oversee 233 funds advised by FMR or an affiliate.

The Trustees hold office without limit in time except that (a) any Trustee may resign; (b) any Trustee may be removed by written instrument, signed by at least two-thirds of the number of Trustees prior to such removal; (c) any Trustee who requests to be retired or who has become incapacitated by illness or injury may be retired by written instrument signed by a majority of the other Trustees; and (d) any Trustee may be removed at any special meeting of shareholders by a two-thirds vote of the outstanding voting securities of the trust. In any event, each non-interested Trustee shall retire not later than the last day of the calendar year in which his or her 72nd birthday occurs. The executive officers and Advisory Board Member hold office without limit in time, except that any officer and Advisory Board Member may resign or may be removed by a vote of a majority of the Trustees at any regular meeting or any special meeting of the Trustees. Except as indicated, each individual has held the office shown or other offices in the same company for the past five years.

The fund's Statement of Additional Information (SAI) includes more information about the Trustees. To request a free copy, call Fidelity at 1-800-544-5429.

Interested Trustees*:

Correspondence intended for each Trustee who is an "interested person" (as defined in the 1940 Act) may be sent to Fidelity Investments, 82 Devonshire Street, Boston, Massachusetts 02109.

Name, Age; Principal Occupation

Edward C. Johnson 3d (74)**

Year of Election or Appointment: 1994
Mr. Johnson is Chairman of the Board of Trustees. Mr. Johnson serves as Chief Executive Officer, Chairman, and a Director of FMR Corp.; a Director and Chairman of the Board and of the Executive Committee of FMR; Chairman and a Director of Fidelity Management & Research (Far East) Inc.; Chairman (1998) and a Director of Fidelity Investments Money Management, Inc.; and Chairman (2001) and a Director (2000) of FMR Co., Inc.

Abigail P. Johnson (43)**

Year of Election or Appointment: 2001
Senior Vice President of VIP Mid Cap (2001). Ms. Johnson also serves as Senior Vice President of other Fidelity funds (2001). She is President and a Director of FMR (2001), Fidelity Investments Money Management, Inc. (2001), FMR Co., Inc. (2001), and a Director of FMR Corp. Previously, Ms. Johnson managed a number of Fidelity funds.

Laura B. Cronin (50)

Year of Election or Appointment: 2003
Ms. Cronin is an Executive Vice President (2002) and Chief Financial Officer (2002) of FMR Corp. and is a member of the Fidelity Management Committee (2003). Previously, Ms. Cronin served as Vice President of Finance of FMR (1997-1999), and Chief Financial Officer of FMR (1999-2001), Fidelity Personal Investments (2001), and Fidelity Brokerage Company (2001-2002).

Robert L. Reynolds (52)

Year of Election or Appointment: 2003
Mr. Reynolds is a Director (2003) and Chief Operating Officer (2002) of FMR Corp. and is the head of the Fidelity Management Committee (2003). He also serves on the Board at Fidelity Investments Canada, Ltd. (2000). Previously, Mr. Reynolds served as President of Fidelity Investments Institutional Retirement Group (1996-2000).

* Trustees have been determined to be "Interested Trustees" by virtue of, among other things, their affiliation with the trust or various entities under common control with FMR.

** Edward C. Johnson 3d, Trustee, is Abigail P. Johnson's father.

Non-Interested Trustees:

Correspondence intended for each non-interested Trustee (that is, the Trustees other than the Interested Trustees) may be sent to Fidelity Investments, P.O. Box 55235, Boston, Massachusetts 02205-5235.

Name, Age; Principal Occupation

Dennis J. Dirks (56)

Year of Election or Appointment: 2005
Mr. Dirks also serves as a Trustee (2005) or Member of the Advisory Board (2004) of other investment companies advised by FMR. Prior to his retirement in May 2003, Mr. Dirks was Chief Operating Officer and a member of the Board of The Depository Trust & Clearing Corporation (DTCC) (1999-2003). He also served as President, Chief Operating Officer, and Board member of The Depository Trust Company (DTC) (1999-2003) and President and Board member of the National Securities Clearing Corporation (NSCC) (1999-2003). In addition, Mr. Dirks served as Chief Executive Officer and Board member of the Government Securities Clearing Corporation (2001-2003) and Chief Executive Officer and Board member of the Mortgage-Backed Securities Clearing Corporation (2001-2003).

Robert M. Gates (61)

Year of Election or Appointment: 1997
Dr. Gates is Vice Chairman of the non-interested Trustees (2005). Dr. Gates is President of Texas A&M University (2002). He was Director of the Central Intelligence Agency (CIA) from 1991 to 1993. From 1989 to 1991, Dr. Gates served as Assistant to the President of the United States and Deputy National Security Advisor. Dr. Gates is a Director of NACCO Industries, Inc. (mining and manufacturing), Parker Drilling Co., Inc. (drilling and rental tools for the energy industry, 2001), and Brinker International (restaurant management, 2003). He also serves as a member of the Advisory Board of VoteHere.net (secure Internet voting, 2001). Previously, Dr. Gates served as a Director of LucasVarity PLC (automotive components and diesel engines), a Director of TRW Inc. (automotive, space, defense, and information technology), and Dean of the George Bush School of Government and Public Service at Texas A&M University (1999-2001). Dr. Gates also is a Trustee of the Forum for International Policy.

George H. Heilmeier (68)

Year of Election or Appointment: 2004
Dr. Heilmeier is Chairman Emeritus of Telcordia Technologies (communication software and systems), where prior to his retirement, he served as company Chairman and Chief Executive Officer. He currently serves on the Boards of Directors of The Mitre Corporation (systems engineering and information technology support for the government), INET Technologies Inc. (telecommunications network surveillance, 2001), Teletech Holdings (customer management services), and HRL Laboratories (private research and development, 2004). He is Chairman of the General Motors Technology Advisory Committee and a Life Fellow of the Institute of Electrical and Electronics Engineers (IEEE) (2000). Dr. Heilmeier is a member of the Defense Science Board and the National Security Agency Advisory Board. He is also a member of the National Academy of Engineering, the American Academy of Arts and Sciences, and the Board of Overseers of the School of Engineering and Applied Science of the University of Pennsylvania. Previously, Dr. Heilmeier served as a Director of TRW Inc. (automotive, space, defense, and information technology, 1992-2002), Compaq (1994-2002), and Automatic Data Processing, Inc. (ADP) (technology-based business outsourcing, 1995-2002).

Marie L. Knowles (58)

Year of Election or Appointment: 2001
Prior to Ms. Knowles' retirement in June 2000, she served as Executive Vice President and Chief Financial Officer of Atlantic Richfield Company (ARCO) (diversified energy, 1996-2000). From 1993 to 1996, she was a Senior Vice President of ARCO and President of ARCO Transportation Company. She served as a Director of ARCO from 1996 to 1998. She currently serves as a Director of Phelps Dodge Corporation (copper mining and manufacturing) and McKesson Corporation (healthcare service, 2002). Ms. Knowles is a Trustee of the Brookings Institution and the Catalina Island Conservancy and also serves as a member of the Advisory Board for the School of Engineering of the University of Southern California.

Ned C. Lautenbach (60)

Year of Election or Appointment: 2000
Mr. Lautenbach has been a partner of Clayton, Dubilier & Rice, Inc. (private equity investment firm) since September 1998. Previously, Mr. Lautenbach was with the International Business Machines Corporation (IBM) from 1968 until his retirement in 1998. He was most recently Senior Vice President and Group Executive of Worldwide Sales and Services. From 1993 to 1995, he was Chairman of IBM World Trade Corporation, and from 1994 to 1998 was a member of IBM's Corporate Executive Committee. Mr. Lautenbach serves as Co-Chairman and a Director of Covansys, Inc. (global provider of business and technology solutions, 2000). In addition, he is a Director of Italtel Holding S.p.A. (telecommunications (Milan, Italy), 2004) and Eaton Corporation (diversified industrial) as well as the Philharmonic Center for the Arts in Naples, Florida (1999). He also is a member of the Council on Foreign Relations.

Name, Age; Principal Occupation

Marvin L. Mann (71)

Year of Election or Appointment: 1994
Mr. Mann is Chairman of the non-interested Trustees (2001). He is Chairman Emeritus of Lexmark International, Inc. (computer peripherals), where he served as CEO until April 1998, retired as Chairman May 1999, and remains a member of the Board. Prior to 1991, he held the positions of Vice President of International Business Machines Corporation (IBM) and President and General Manager of various IBM divisions and subsidiaries. He is a member of the Executive Committee of the Independent Director's Council of the Investment Company Institute. In addition, Mr. Mann is a member of the President's Cabinet at the University of Alabama and the Board of Visitors of the Culverhouse College of Commerce and Business Administration at the University of Alabama.

William O. McCoy (71)

Year of Election or Appointment: 1997
Prior to his retirement in December 1994, Mr. McCoy was Vice Chairman of the Board of BellSouth Corporation (telecommunications) and President of BellSouth Enterprises. He is currently a Director of Liberty Corporation (holding company), Duke Realty Corporation (real estate), and Progress Energy, Inc. (electric utility). He is also a partner of Franklin Street Partners (private investment management firm) and a member of the Research Triangle Foundation Board. In addition, Mr. McCoy served as the Interim Chancellor (1999-2000) and a member of the Board of Visitors (1994-1998) for the University of North Carolina at Chapel Hill and currently serves on the Board of Directors of the University of North Carolina Health Care System and the Board of Visitors of the Kenan-Flagler Business School (University of North Carolina at Chapel Hill). He also served as Vice President of Finance for the University of North Carolina (16-school system, 1995-1998).

Cornelia M. Small (60)

Year of Election or Appointment: 2005
Ms. Small is a member (2000) and Chairperson (2002) of the Investment Committee, and a member (2002) of the Board of Trustees of Smith College. Previously, she served as Chief Investment Officer (1999-2000), Director of Global Equity Investments (1996-1999), and a member of the Board of Directors of Scudder, Stevens & Clark (1990-1997) and Scudder Kemper Investments (1997-1998). In addition, Ms. Small served as Co-Chair (2000-2003) of the Annual Fund for the Fletcher School of Law and Diplomacy.

William S. Stavropoulos (65)

Year of Election or Appointment: 2002
Mr. Stavropoulos is Chairman of the Board (2000), CEO (2002), a position he previously held from 1995-2000, Chairman of the Executive Committee (2000), and a Member of the Board of Directors of The Dow Chemical Company. Since joining The Dow Chemical Company in 1967, Mr. Stavropoulos served in numerous senior management positions, including President (1993-2000; 2002-2003). Currently, he is a Director of NCR Corporation (data warehousing and technology solutions), BellSouth Corporation (telecommunications), Chemical Financial Corporation, and Maersk Inc. (industrial conglomerate, 2002). He also serves as a member of the Board of Trustees of the American Enterprise Institute for Public Policy Research. In addition, Mr. Stavropoulos is a member of The Business Council, J.P. Morgan International Council and the University of Notre Dame Advisory Council for the College of Science.

Kenneth L. Wolfe (65)

Year of Election or Appointment: 2005
Mr. Wolfe also serves as a Trustee (2005) or Member of the Advisory Board (2004) of other investment companies advised by FMR. Prior to his retirement in 2001, Mr. Wolfe was Chairman and Chief Executive Officer of Hershey Foods Corporation (1993-2001). He currently serves as a member of the boards of Adelphia Communications Corporation (2003), Bausch & Lomb, Inc., and Revlon Inc. (2004).

Advisory Board Member and Executive Officers:

Correspondence intended for each executive officer and Mr. Lynch may be sent to Fidelity Investments, 82 Devonshire Street, Boston, Massachusetts 02109.

Name, Age; Principal Occupation

Peter S. Lynch (61)

Year of Election or Appointment: 2003
Member of the Advisory Board of Variable Insurance Products Fund III. Vice Chairman and a Director of FMR, and Vice Chairman (2001) and a Director (2000) of FMR Co., Inc. Previously, Mr. Lynch served as a Trustee of the Fidelity funds (1990-2003). Prior to May 31, 1990, he was a Director of FMR and Executive Vice President of FMR (a position he held until March 31, 1991), Vice President of Fidelity® Magellan® Fund and FMR Growth Group Leader, and Managing Director of FMR Corp. Mr. Lynch was also Vice President of Fidelity Investments Corporate Services. In addition, he serves as a Trustee of Boston College, Massachusetts Eye & Ear Infirmary, Historic Deerfield, John F. Kennedy Library, and the Museum of Fine Arts of Boston.

John B. McDowell (46)

Year of Election or Appointment: 2002
Vice President of VIP Mid Cap. Mr. McDowell also serves as Vice President of certain Equity Funds (2002). He is Senior Vice President of FMR (1999), FMR Co., Inc. (2001), and Fidelity Management Trust Company (FMTC). Since joining Fidelity Investments in 1985, Mr. McDowell has worked as a research analyst and manager.

Thomas J. Allen (44)

Year of Election or Appointment: 2003
Vice President of VIP Mid Cap. Mr. Allen also serves as Vice President of other funds advised by FMR. Prior to assuming his current responsibilities, Mr. Allen managed a variety of Fidelity funds.

Eric D. Roiter (56)

Year of Election or Appointment: 1998
Secretary of VIP Mid Cap. He also serves as Secretary of other Fidelity funds; Vice President, General Counsel, and Secretary of FMR Co., Inc. (2001-present) and FMR; Vice President and Secretary of FDC; Assistant Secretary of Fidelity Management & Research (U.K.) Inc. (2001-present), Fidelity Management & Research (Far East) Inc. (2001-present), and Fidelity Investments Money Management, Inc. (2001-present). Mr. Roiter is an Adjunct Member, Faculty of Law, at Boston College Law School (2003-present).

Stuart Fross (45)

Year of Election or Appointment: 2003
Assistant Secretary of VIP Mid Cap. Mr. Fross also serves as Assistant Secretary of other Fidelity funds (2003) and is an employee of FMR.

Christine Reynolds (46)

Year of Election or Appointment: 2004
President, Treasurer, and Anti-Money Laundering (AML) officer of VIP Mid Cap. Ms. Reynolds also serves as President, Treasurer, and AML officer of other Fidelity funds (2004) and is a Vice President (2003) and an employee (2002) of FMR. Before joining Fidelity Investments, Ms. Reynolds worked at PricewaterhouseCoopers LLP (PwC) (1980-2002), where she was most recently an audit partner with PwC's investment management practice.

Timothy F. Hayes (54)

Year of Election or Appointment: 2002
Chief Financial Officer of VIP Mid Cap. Mr. Hayes also serves as Chief Financial Officer of other Fidelity funds (2002). Recently he was appointed President of Fidelity Service Company (2003) where he also serves as a Director. Mr. Hayes also serves as President of Fidelity Investments Operations Group (FIOG, 2002), which includes Fidelity Pricing and Cash Management Services Group (FPCMS), where he was appointed President in 1998. Previously, Mr. Hayes served as Chief Financial Officer of Fidelity Investments Corporate Systems and Service Group (1998) and Fidelity Systems Company (1997-1998).

Kenneth A. Rathgeber (57)

Year of Election or Appointment: 2004
Chief Compliance Officer of VIP Mid Cap. Mr. Rathgeber also serves as Chief Compliance Officer of other Fidelity funds (2004) and Executive Vice President of Risk Oversight for Fidelity Investments (2002). Previously, he served as Executive Vice President and Chief Operating Officer for Fidelity Investments Institutional Services Company, Inc. (1998-2002).

Name, Age; Principal Occupation

John R. Hebble (46)

Year of Election or Appointment: 2003
Deputy Treasurer of VIP Mid Cap. Mr. Hebble also serves as Deputy Treasurer of other Fidelity funds (2003), and is an employee of FMR. Before joining Fidelity Investments, Mr. Hebble worked at Deutsche Asset Management where he served as Director of Fund Accounting (2002-2003) and Assistant Treasurer of the Scudder Funds (1998-2003).

Kimberley H. Monasterio (41)

Year of Election or Appointment: 2004
Deputy Treasurer of VIP Mid Cap. Ms. Monasterio also serves as Deputy Treasurer of other Fidelity funds (2004) and is an employee of FMR (2004). Before joining Fidelity Investments, Ms. Monasterio served as Treasurer (2000-2004) and Chief Financial Officer (2002-2004) of the Franklin Templeton Funds and Senior Vice President of Franklin Templeton Services, LLC (2000-2004).

John H. Costello (58)

Year of Election or Appointment: 1998
Assistant Treasurer of VIP Mid Cap. Mr. Costello also serves as Assistant Treasurer of other Fidelity funds and is an employee of FMR.

Peter L. Lydecker (50)

Year of Election or Appointment: 2004
Assistant Treasurer of VIP Mid Cap. Mr. Lydecker also serves as Assistant Treasurer of other Fidelity funds (2004) and is an employee of FMR.

Mark Osterheld (49)

Year of Election or Appointment: 2002
Assistant Treasurer of VIP Mid Cap. Mr. Osterheld also serves as Assistant Treasurer of other Fidelity funds (2002) and is an employee of FMR.

Kenneth B. Robins (35)

Year of Election or Appointment: 2004
Assistant Treasurer of VIP Mid Cap. Mr. Robins also serves as Assistant Treasurer of other Fidelity funds (2004) and is an employee of FMR (2004). Before joining Fidelity Investments, Mr. Robins worked at KPMG LLP, where he was a partner in KPMG's department of professional practice (2002-2004) and a Senior Manager (1999-2000). In addition, Mr. Robins served as Assistant Chief Accountant, United States Securities and Exchange Commission (2000-2002).

Distributions

The Board of Trustees of VIP III: Mid Cap Portfolio voted to pay to shareholders of record at the opening of business on record date, the following distributions per share derived from capital gains realized from sales of portfolio securities.

Fund	Pay Date	Record Date	Capital Gains
Initial Class	2/11/05	2/11/05	$.51
Service Class	2/11/05	2/11/05	$.51
Service Class 2	2/11/05	2/11/05	$.51

Proxy Voting Results

A special meeting of the fund's shareholders was held on December 14, 2004. The results of votes taken among shareholders on proposals before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To amend the Declaration of Trust to allow the Board of Trustees, if permitted by applicable law, to authorize fund mergers without shareholder approval.[A]

	# of Votes	% of Votes
Affirmative	4,465,365,699.61	80.317
Against	820,718,849.73	14.762
Abstain	273,620,539.56	4.921
TOTAL	5,559,705,088.90	100.000

PROPOSAL 2

To elect a Board of Trustees.[A]

	# of Votes	% of Votes
J. Michael Cook		
Affirmative	5,275,527,318.06	94.889
Withheld	284,177,770.84	5.111
TOTAL	5,559,705,088.90	100.000
Ralph F. Cox		
Affirmative	5,260,941,793.66	94.626
Withheld	298,763,295.24	5.374
TOTAL	5,559,705,088.90	100.000
Laura B. Cronin		
Affirmative	5,275,571,233.79	94.889
Withheld	284,133,855.11	5.111
TOTAL	5,559,705,088.90	100.000
Dennis J. Dirks[B]		
Affirmative	5,277,234,059.51	94.919
Withheld	282,471,029.39	5.081
TOTAL	5,559,705,088.90	100.000
Robert M. Gates		
Affirmative	5,271,693,384.06	94.820
Withheld	288,011,704.84	5.180
TOTAL	5,559,705,088.90	100.000
George H. Heilmeier		
Affirmative	5,276,712,546.15	94.910
Withheld	282,992,542.75	5.090
TOTAL	5,559,705,088.90	100.000
Abigail P. Johnson		
Affirmative	5,265,412,678.20	94.707
Withheld	294,292,410.70	5.293
TOTAL	5,559,705,088.90	100.000
Edward C. Johnson 3d		
Affirmative	5,252,813,997.03	94.480
Withheld	306,891,091.87	5.520
TOTAL	5,559,705,088.90	100.000
Donald J. Kirk		
Affirmative	5,268,337,458.03	94.759
Withheld	291,367,630.87	5.241
TOTAL	5,559,705,088.90	100.000
Marie L. Knowles		
Affirmative	5,278,993,264.93	94.951
Withheld	280,711,823.97	5.049
TOTAL	5,559,705,088.90	100.000
Ned C. Lautenbach		
Affirmative	5,280,591,428.18	94.980
Withheld	279,113,660.72	5.020
TOTAL	5,559,705,088.90	100.000
Marvin L. Mann		
Affirmative	5,266,769,335.50	94.731
Withheld	292,935,753.40	5.269
TOTAL	5,559,705,088.90	100.000
William O. McCoy		
Affirmative	5,270,804,685.62	94.804
Withheld	288,900,403.28	5.196
TOTAL	5,559,705,088.90	100.000
Robert L. Reynolds		
Affirmative	5,279,190,479.65	94.955
Withheld	280,514,609.25	5.045
TOTAL	5,559,705,088.90	100.000
Cornelia M. Small[B]		
Affirmative	5,276,074,654.01	94.898
Withheld	283,630,434.89	5.102
TOTAL	5,559,705,088.90	100.000
William S. Stavropoulos		
Affirmative	5,278,183,775.21	94.936
Withheld	281,521,313.69	5.064
TOTAL	5,559,705,088.90	100.000

[A] *Denotes trust-wide proposals and voting results.*

[B] *Effective January 1, 2005.*

Investment Adviser

Fidelity Management & Research Company
Boston, MA

Investment Sub-Advisers

FMR Co., Inc.
Fidelity Management & Research (U.K.) Inc.
Fidelity Management & Research (Far East) Inc.
Fidelity Investments Japan Limited
Fidelity International Investment Advisors
Fidelity International Investment Advisors (U.K.) Limited

General Distributor

Fidelity Distributors Corporation
Boston, MA

Transfer and Shareholder Servicing Agent

Fidelity Investments Institutional Operations Company, Inc.
Boston, MA

Custodian

Brown Brothers Harriman & Co.
Boston, MA

VIPMID-ANN-0205
1.735273.105

RUSSELL INVESTMENT FUNDS

2004 Annual Report

MULTI-STYLE EQUITY FUND

AGGRESSIVE EQUITY FUND

NON-U.S. FUND

REAL ESTATE SECURITIES FUND

CORE BOND FUND

DECEMBER 31, 2004

Russell

Russell Investment Funds

Russell Investment Funds is a "series mutual fund" with five different investment portfolios. These financial statements report on the Funds, each of which has distinct investment objectives and strategies.

Frank Russell Investment Management Company

Responsible for overall management and administration of the Funds.

Frank Russell Company

Consultant to Frank Russell Investment Management Company.

Russell Investment Funds

Annual Report

December 31, 2004

Table of Contents

To Our Clients:

Thank you for selecting Russell to help provide for your financial security. As you read Russell Investment Funds' 2004 Annual Report, we ask that you take this opportunity to review the value Russell's investment approach provides.

Today, as well as tomorrow, our approach remains consistent. We continue to maintain our long-term focus, strategic diversification, active management, and goal-oriented planning.

In 2005, and beyond, our commitment to you remains the same. Our mutual funds offer the Russell approach to investors of all types. Our purpose is to be one of the reasons that you and your family view the future with confidence.

Thank you for your continued support and for choosing Russell, GLOBAL LEADERS IN MULTI-MANAGER™ INVESTING.

Russell Investment Funds

Market Summary as of December 31, 2004

U.S. Equity Markets

Stock prices were largely unchanged during the first nine months of the year but rose significantly following the election to finish the year with solid gains. The Russell 3000® Index returned 11.95% for the year ended December 31, 2004. Investors remained on the sidelines for much of the year, pending the outcome of the election and waiting for clarity on the direction of oil prices, and the war in Iraq. Economic growth remained impressive and corporate profits rose sharply. Falling oil prices and conclusion of the election led investors to become increasingly confident in the strength of the economy and the outlook for corporate profits. In this environment, investors responded by purchasing stocks.

There were several noteworthy themes to market performance in 2004. Smaller capitalization companies substantially outperformed larger capitalization companies, as measured by the 18.33% return of the Russell 2000® Index versus the 11.41% return for the Russell 1000® Index for the year ended December 31, 2004. Smaller capitalization companies benefited from the continued narrowing of credit spreads in the bond market. Narrower credit spreads allow small capitalization companies to borrow money at more favorable rates than when the credit spreads are greater.

Style also played an important role in equity returns. Value stocks outperformed growth stocks with the Russell 1000® Value Index returning 16.49% versus the 6.30% return of the Russell 1000® Growth Index for the year ended December 31, 2004. The market's preference for value stocks resulted from investor caution throughout the year, declining interest rates and strength in commodities such as oil and metals. This created a favorable environment for utilities, REITs and financial stocks. Meanwhile, growth stocks were hurt by disappointing results from the technology and pharmaceutical sectors.

The year 2004 was challenging for active managers, especially those following core or value investment strategies. The Lipper® Large-Cap Core Funds Average trailed the Russell 1000® Index by 3.59% and the Lipper® Large-Cap Value Funds Average lagged the Russell 1000® Value Index by 4.63%. The market environment was more favorable for active growth strategies, with the Lipper® Large-Cap Growth Funds Average outperforming the Russell 1000® Growth Index by 0.88%. The Lipper returns are net of fees while the index returns are gross of fees.

U.S. Real Estate Markets

The public real estate investment trust (REIT) market continued its strong advance in 2004. The NAREIT Equity REIT Index returned 31.57% for the year. This was the second consecutive year that the Index returned over 30%. Cash flow into REITs from both retail and institutional investors was strong during the year and was driven largely by yield-oriented investors.

The REIT market was subject to higher than normal volatility during 2004. While the performance of the REIT market has not historically been highly correlated to interest rates, the direction and magnitude of long-term interest rate movements contributed to short-term variability in share prices. REIT prices tended to move inversely with interest rates during the year. A sharp increase in long-term interest rates in early-April resulted in a correction in the REIT market. However, the REIT market resumed its upward trend in May. This upward trend continued for the balance of the year as long-term interest rates moderated.

Improvements in real estate supply and demand fundamentals resulted in generally higher occupancy rates and rents which contributed to modest growth in REIT earnings. The regional malls sector was the strongest performing property type in 2004. This sector benefited from strong earnings growth supported by positive retail sales and occupancy trends. Other sectors that outperformed the benchmark included shopping centers, industrial, apartments and lodging. The weakest performing sectors were manufactured homes, health care, office and specialty.

The market generally favored larger capitalization REITs during 2004. The NAREIT Real Estate 50, a benchmark of larger and more frequently traded REITs, outperformed the broader NAREIT Equity REIT Index by 3.43%. These larger capitalization companies tend to be favored by active managers due to their liquidity, stronger balance sheets and perceived stronger earnings growth prospects.

Global Equity Markets

Global equity markets made significant gains in 2004 despite an abundance of potentially problematic trends. While market returns were good in absolute terms, the underlying investment environment was characterized by quite narrow leadership. There were several threats to market stability. Negative market sentiment prevailed over much of the year with concerns over terrorism, election-year uncertainty, sporadic indications of both weak and strong economic growth and a rather extreme increase in the price of oil having a strong influence on investors' expectations for market trends. Consequently, the global equity markets favored stocks with more defensive attributes, particularly those with higher dividend yields and highly visible earnings.

Style influences were dominant with value-oriented investment strategies faring well, while growth-oriented investment strategies faced a challenging environment. Non U.S. value stocks, as measured by the MSCI EAFE Value Index, outperformed non U.S. growth stocks as measured by the MSCI EAFE Growth Index by 9.89% over the 12 month period. Smaller capitalization companies continued to perform well. It was a challenging environment for trend following investment strategies given frequent changes in market leadership. These leadership changes were directly tied to sentiment swings in response to economic or geopolitical news rather than to changes in underlying earnings prospects.

Regionally, strong currencies often dominated local market stock performance, making currency strategies just as critical, if not more critical, than stock or country selection. While Pacific market stocks outperformed European counterparts, the gains of the Euro and the British pound resulted in stronger gains to European stocks if measured in local currencies. The MSCI EAFE Index gained 13.09% if measured in local currencies and 20.70% if measured in U.S. dollars with much of the tailwind of foreign currency appreciation occurring in the fourth quarter.

Sector performance paralleled the U.S. market for much of the year. Higher yielding utility stocks were the best performers in the MSCI EAFE Index; with the energy sector a close second. Strong gains to commodity cyclicals, including materials, were another noteworthy trend for most of the year. Trends changed in the fourth quarter as falling energy prices and slower economic activity slowed growth in the cyclical sectors. At this point, telecommunications and financial services stocks assumed market leadership.

U.S. Fixed Income Markets

Over the year, interest rates were volatile as bond markets reacted to erratic employment numbers, election uncertainties, commodity price increases, geopolitical risk in Iraq and a generally mixed economy that provided no clear direction on where rates were headed. The ten year Treasury bond started and ended the year with virtually the same yield, but its yield ranged widely over the course of the year. Yields on the ten year Treasury bond started the year at 4.25%, moved lower in the first quarter in response to weaker payroll numbers and reached its lowest point of 3.68% in March. Yields on the ten year Treasury bond reversed in April, May and June on news of stronger payrolls, resulting in a peak in yields of 4.87%. Over the second half of the year, yields on the ten year Treasury bond were more stable but steadily declined to end at 4.22%.

Short term interest rates moved over the year in response to the tightening cycle initiated by the Federal Reserve. After cutting the overnight federal funds rate aggressively from 6.50% in 2001 to 1.00% in 2003, in 2004, the Federal Reserve reversed course and began raising the federal funds overnight rate in June. At the end of the year, overnight rates had moved up from 1.00% to 2.25% and the market, as represented by trading in futures contracts, anticipated further increases in the overnight rate by the Federal Reserve in 2005.

Intermediate and long term interest rates were nearly flat over the year and, with short term rates increasing, the yield curve flattened from a historically steep level.

Within sectors, riskier bonds outperformed as a result of better fundamentals and large investor appetite for yield. Despite a 28% return in the high yield bond sector in 2003, the high yield sector also delivered good results in 2004 as defaults declined due to better economic growth which allowed companies to pay down debt. The high yield bond sector, as represented by the Lehman Brothers U.S. Corporate High Yield Index, returned 11.13% over the year, which compared to Treasuries returning 3.5% over the year, as represented by the Lehman U.S. Treasury Index. Investment grade corporate bonds also did well as a result of the same factors driving the high yield market. For the year, the Lehman U.S. Credit Index returned 5.5%. Mortgages performed well over the year despite volatility, returning 4.7%, as represented by the MBS fixed rate component of the Lehman U.S. Aggregate Index, and outperformed equivalent duration Treasuries by 1.42%. As the year ended, the yield spreads between Treasuries, corporates and mortgages were tight, reflecting an improving economy and large market demand for yield.

Russell Investment Funds
Multi-Style Equity Fund

Portfolio Management Discussion — December 31, 2004 (Unaudited)



Growth of a $10,000 Investment
Multi-Style Equity Fund
Russell 1000® Index **
$21,000
$20,000
$19,000
$18,000
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
Inception*
1997
1998
1999
2000
2001
2002
2003
2004
Periods ended December 31

Multi-Style Equity Fund

Periods Ended 12/31/04	Growth of $10,000	Total Return
1 Year	$ 10,981	9.81 %
5 Years	$ 8,181	(3.93)%§
Inception	$ 15,858	5.93 %§

Russell 1000® Index

Periods Ended 12/31/04	Growth of $10,000	Total Return
1 Year	$ 11,140	11.41 %
5 Years	$ 9,153	(1.76)%§
Inception	$ 18,675	8.12 %§

Portfolio Management Discussion, continued — December 31, 2004 (Unaudited)

What is the Fund's investment objective?
The Fund seeks to provide long term capital growth.

How did the Fund perform relative to its benchmark for the fiscal year ended December 31, 2004?
For the fiscal year ended December 31, 2004, the Multi-Style Equity Fund gained 9.81%. This compared to the Russell 1000® Index, which gained 11.41% during the same period. The Fund's performance is net of operating expenses of 0.87%. Index returns do not reflect deduction for fees or expenses. Index returns do not include fair valuation adjustments which may be included in fund returns.

How did the market conditions, as described starting on page 4 of this report, affect the Fund's performance?
Market conditions were unfavorable to the Fund's positioning for most of the year. The market was led by defensive, lower risk stocks while Fund positioning reflected an optimistic view of the market and economy. The Fund was invested in companies with above-market forecasted growth rates while the market favored value-oriented companies. The market environment did not favor active core and value managers.

What were the primary contributors and detractors to the Fund's performance during the last 12 months?
The Fund's emphasis on companies with above-average growth and earnings cyclicality contributed to underperformance. Money managers were optimistic toward the economy and positioned their portfolios accordingly. Below-average performance from Brandywine Asset Management (due to aggressive positioning in a defensive market) and Montag & Caldwell (due to weakness in the health care and consumer staples sectors) also contributed negatively to Fund performance. Finally, stock selection was below expectations in the period due to factors such as underweighting Exxon Mobil and AT&T Wireless and overweighting Boston Scientific, Pfizer, Amgen, Cisco, and Paychex.

Fund performance benefited from favorable sector positioning due to an underweight in the technology sector and an overweight in the materials and consumer discretionary sectors.

An overweight to stocks with low price/book ratios also contributed positively to performance as depressed industrial cyclical stocks performed strongly in the period. An overweight to agriculture stocks (e.g. Archer Daniels Midland and Monsanto) and to Verisign, Ebay, Tyco, Qualcomm and Marriott helped performance.

How did the investment strategies and techniques employed by the Fund and its money managers affect its performance?
The largest factor contributing to relative underperformance was positioning for continued economic growth and rising stock prices. The Fund was situated contrary to market leadership. The market favored high yield and defensive stocks and penalized stocks with above-average growth prospects. Although sector allocations added value, stock selection detracted from performance due to the emphasis on undervalued growth stocks.

Describe any changes to the Fund's structure or the money manager line-up.
Barclays Global Investors, a structured value manager, was replaced with two more concentrated value managers, Institutional Capital Corporation and DePrince, Race & Zollo. This change is intended to increase stock-specific risk (i.e., concentration) in the Fund. Additionally, Turner's growth assignment was broadened to include medium capitalization stocks. Finally, Brandywine Asset Management was terminated.

Money Managers as of December 31, 2004	Styles
Alliance Capital Management L.P., which acts as money manager to the Fund through its Bernstein Investment Research and Management Unit	Value
Ark Asset Management Co., Inc.	Growth
DePrince, Race & Zollo, Inc.	Value
Institutional Capital Corporation	Value
Jacobs Levy Equity Management, Inc.	Market-Oriented
Montag & Caldwell, Inc.	Growth
Turner Investment Partners, Inc.	Growth

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Russell 1000® Index includes the 1,000 largest companies in the Russell 3000® Index. The Russell 1000® Index represents the universe of stocks from which most active money managers typically select. The Russell 1000® Index return reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Russell Investment Funds
Multi-Style Equity Fund

Shareholder Expense Example — December 31, 2004 (Unaudited)

Fund Expenses

The following disclosure provides important information regarding each Fund's Expense Example, which appears on each Fund's individual page in this Annual Report. Please refer to this information when reviewing the Expense Example for a Fund.

Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees; and other Fund expenses. The Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period indicated, which for this Fund is from July 1, 2004 to December 31, 2004.

Actual Expenses

The information in the table under the heading "Actual Performance" provides information about actual account values and actual expenses. You may use the information in this column, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first column in the row entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The information in the table under the heading "Hypothetical Performance (5% return before expenses)" provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the information under the heading "Hypothetical Performance (5% return before expenses)" is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Actual Performance	Hypothetical Performance (5% return before expenses)
Beginning Account Value July 1, 2004	$ 1,000.00	$ 1,000.00
Ending Account Value December 31, 2004	$ 1,065.60	$ 1,020.63
Expenses Paid During Period*	$ 4.52	$ 4.42

* Expenses are equal to the Fund's annualized expense ratio of 0.87%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period). Reflects amounts waived and/or reimbursed by the investment adviser. Without the waiver and/or reimbursement, expenses would have been higher.

Russell Investment Funds
Multi-Style Equity Fund

Schedule of Investments — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Common Stocks - 95.6%		
Auto and Transportation - 2.2%		
American Axle & Manufacturing Holdings, Inc.	5,300	163
BorgWarner, Inc.	2,600	141
Burlington Northern Santa Fe Corp.	3,300	156
CSX Corp.	14,850	595
Dana Corp.	5,000	87
Delphi Corp.	22,700	205
FedEx Corp.	1,200	118
Ford Motor Co.	24,400	357
General Motors Corp. (Ñ)	10,600	425
Gentex Corp.	10,800	400
Magna International, Inc. Class A	1,200	99
Norfolk Southern Corp.	7,800	282
Oshkosh Truck Corp.	3,700	253
Overseas Shipholding Group	1,500	83
Skywest, Inc.	2,700	54
Southwest Airlines Co.	58,800	957
United Parcel Service, Inc. Class B	29,900	2,555
Westinghouse Air Brake Technologies Corp.	10,800	230
		7,160
Consumer Discretionary - 15.7%		
Advance Auto Parts (Æ)	3,700	162
Bebe Stores, Inc.	1,950	53
Bed Bath & Beyond, Inc. (Æ)	27,600	1,099
Best Buy Co., Inc.	7,800	463
Brink's Co. (The)	2,100	83
CDW Corp.	9,200	610
Cendant Corp.	122,300	2,859
Charming Shoppes (Æ)	4,700	44
Chico's FAS, Inc. (Æ)	13,300	606
Circuit City Stores, Inc.	24,500	383
Coach, Inc. (Æ)	20,800	1,173
Convergys Corp. (Æ)	3,000	45
Darden Restaurants, Inc.	8,000	222
Dollar General Corp.	12,100	251
DreamWorks Animation SKG, Inc. Class A (Æ)	21,780	817
Eastman Kodak Co.	19,000	613
eBay, Inc. (Æ)	18,910	2,199
Education Management Corp. (Æ)	3,200	106
Electronic Arts, Inc. (Æ)	7,000	432
Fisher Scientific International (Æ)	10,720	669
Fossil, Inc. (Æ)	1,800	46
Fox Entertainment Group, Inc. Class A (Æ)	12,700	397
Gannett Co., Inc.	4,600	376
Gillette Co. (The)	44,800	2,006
Google, Inc. Class A (Æ)	4,970	960
GTECH Holdings Corp.	7,600	197
Guitar Center, Inc. (Æ)	600	32
Harrah's Entertainment, Inc.	1,800	120
Hilton Hotels Corp.	11,700	266
Home Depot, Inc.	59,300	2,534
International Game Technology	36,570	1,257
Interpublic Group of Cos., Inc. (Æ)	7,000	94
JC Penney Co., Inc. Holding Co.	14,900	617
Jones Apparel Group, Inc.	5,950	218
Kimberly-Clark Corp.	27,900	1,836
Knight-Ridder, Inc.	10,200	683
Kohl's Corp. (Æ)	28,700	1,411
Limited Brands, Inc.	12,000	276
Lowe's Cos., Inc.	27,400	1,578
Manpower, Inc.	3,600	174
Marriott International, Inc. Class A	29,710	1,871
Mattel, Inc.	26,700	520
May Department Stores Co. (The)	24,000	706
Maytag Corp.	2,000	42
McDonald's Corp.	55,100	1,767
Newell Rubbermaid, Inc.	43,200	1,045
News Corp. Class B	40,800	783
Nordstrom, Inc.	4,400	206
Office Depot, Inc. (Æ)	13,000	226
OfficeMax, Inc.	6,050	190
Omnicom Group	12,100	1,020
Overstock.com, Inc. (Æ)	800	55
Petco Animal Supplies, Inc. (Æ)	2,200	87
Priceline.com, Inc. (Æ)(Ñ)	11,000	260
RadioShack Corp.	8,900	293
Reebok International, Ltd.	800	35
RR Donnelley & Sons Co.	45,650	1,611
Sears Roebuck and Co.	2,600	133
Service Corp. International (Æ)	4,600	34
Sotheby's Holdings Class A (Æ)	1,900	35
Sports Authority, Inc. (The) (Æ)	8,700	224
Stanley Works (The)	1,000	49
Staples, Inc.	31,600	1,065
Starbucks Corp. (Æ)	7,950	496
Starwood Hotels & Resorts Worldwide, Inc. (ö)	20,700	1,209
Tech Data Corp. (Æ)	3,000	136
Time Warner, Inc. (Æ)	82,250	1,599
TJX Cos., Inc.	14,900	374

Russell Investment Funds
Multi-Style Equity Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
VeriSign, Inc. (Æ)	46,010	1,542
VF Corp.	3,400	188
Viacom, Inc. Class B	8,882	323
Viad Corp.	325	9
Wal-Mart Stores, Inc.	33,800	1,785
Walt Disney Co.	39,400	1,095
WESCO International, Inc. (Æ)	900	27
Wynn Resorts, Ltd. (Æ)(Ñ)	6,000	402
XM Satellite Radio Holdings, Inc. Class A (Æ)(Ñ)	12,700	478
Yahoo!, Inc. (Æ)	48,230	1,817
Yankee Candle Co., Inc. (Æ)	2,000	66
Yum! Brands, Inc.	12,800	604
		52,374

Consumer Staples - 7.9%

	Principal Amount ($) or Shares	Market Value $
Albertson's, Inc.	2,500	60
Altria Group, Inc.	59,800	3,654
Anheuser-Busch Cos., Inc.	6,600	335
Campbell Soup Co.	27,800	831
Coca-Cola Co. (The)	17,000	708
Coca-Cola Enterprises, Inc.	6,900	144
Colgate-Palmolive Co.	53,300	2,727
ConAgra Foods, Inc.	23,500	692
CVS Corp.	5,100	230
Del Monte Foods Co. (Æ)	18,500	204
General Mills, Inc.	17,600	875
HJ Heinz Co.	24,300	947
JM Smucker Co. (The)	9,300	438
Kraft Foods, Inc. Class A	22,200	790
Kroger Co. (The) (Æ)	18,200	319
PepsiCo, Inc.	84,150	4,393
Procter & Gamble Co.	89,150	4,910
Reynolds American, Inc.	4,250	334
Safeway, Inc. (Æ)	22,900	452
Sara Lee Corp.	37,500	905
Supervalu, Inc.	1,700	59
Sysco Corp.	8,820	337
Unilever NV	14,100	940
UST, Inc.	5,700	274
Whole Foods Market, Inc.	5,970	569
WM Wrigley Jr Co.	2,300	159
		26,286

Financial Services - 18.6%

	Principal Amount ($) or Shares	Market Value $
ACE, Ltd.	2,200	94
AG Edwards, Inc.	20,400	881
Alliance Data Systems Corp. (Æ)	13,700	650
Allmerica Financial Corp. (Æ)	1,700	56
Allstate Corp. (The)	9,200	476
American Express Co.	50,710	2,859
American Home Mortgage Investment Corp. (ö)	700	24
American International Group, Inc.	72,389	4,754
AmeriCredit Corp. (Æ)	11,600	284
Ameritrade Holding Corp. (Æ)	20,000	284
Archstone-Smith Trust (ö)	1,400	54
Astoria Financial Corp.	3,700	148
Automatic Data Processing, Inc.	11,400	506
Bank of America Corp.	121,558	5,712
Bank of New York Co., Inc. (The)	28,700	959
BB&T Corp.	1,000	42
Capital One Financial Corp.	17,700	1,490
Checkfree Corp. (Æ)	23,200	883
Chubb Corp.	3,800	292
Cigna Corp.	10,000	816
Citigroup, Inc.	145,549	7,013
Comerica, Inc.	14,100	860
Commerce Bancshares, Inc.	11,495	577
Countrywide Financial Corp.	5,900	218
Deluxe Corp.	2,700	101
Dow Jones & Co., Inc.	17,600	758
East-West Bancorp, Inc.	1,800	76
eFunds Corp. (Æ)	1,300	31
Equity Office Properties Trust (ö)	11,200	326
Equity Residential (ö)	6,800	246
Fannie Mae	6,200	441
Federated Investors, Inc. Class B	3,100	94
First American Corp.	3,200	112
First Bancorp	500	32
Freddie Mac	11,600	855
Genworth Financial, Inc. Class A	6,000	162
Goldman Sachs Group, Inc.	23,410	2,436
Hartford Financial Services Group, Inc.	6,700	464
Huntington Bancshares, Inc.	40,200	996
Jefferson-Pilot Corp.	12,600	655
JPMorgan Chase & Co.	105,052	4,098
Keycorp	23,100	783
La Quinta Corp. (Æ)(ö)	3,300	30
LandAmerica Financial Group, Inc.	1,000	54
Legg Mason, Inc.	4,500	330
Lehman Brothers Holdings, Inc.	7,400	647
Lincoln National Corp.	4,400	205
Manulife Financial Corp.	2,619	121
MBIA, Inc.	1,500	95
MBNA Corp.	26,100	736

Russell Investment Funds
Multi-Style Equity Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Merrill Lynch & Co., Inc.	18,050	1,079
Metlife, Inc.	3,200	130
MGIC Investment Corp.	3,650	252
Morgan Stanley	18,700	1,038
National City Corp.	12,700	477
Nationwide Financial Services	17,200	658
Nationwide Health Properties, Inc. (ö)	2,000	47
Northern Trust Corp.	15,700	763
PartnerRe, Ltd.	2,000	124
Paychex, Inc.	40,000	1,363
PNC Financial Services Group, Inc.	16,700	959
Prudential Financial, Inc.	9,700	533
RenaissanceRe Holdings, Ltd.	2,300	120
St. Paul Travelers Cos., Inc. (The)	75,799	2,810
SunTrust Banks, Inc.	17,100	1,263
T Rowe Price Group, Inc.	11,200	697
Torchmark Corp.	4,200	240
US Bancorp	11,196	351
Wachovia Corp.	13,100	689
Waddell & Reed Financial, Inc. Class A	18,700	447
Washington Mutual, Inc.	35,300	1,492
Wells Fargo & Co.	12,500	777
XL Capital, Ltd. Class A	1,600	124
Zions BanCorp.	11,600	789
		62,038
Health Care - 13.2%		
Abbott Laboratories	19,100	891
Abgenix, Inc. (Æ)	3,400	35
Accredo Health, Inc. (Æ)	3,800	105
Aetna, Inc.	9,430	1,176
Amgen, Inc. (Æ)	50,790	3,258
Amylin Pharmaceuticals, Inc. (Æ)	10,700	250
Applera Corp. - Celera Genomics Group (Æ)	1,800	25
Biogen Idec, Inc. (Æ)	13,050	869
Boston Scientific Corp. (Æ)	40,400	1,436
Bristol-Myers Squibb Co.	19,900	510
Cardinal Health, Inc.	7,500	436
Caremark Rx, Inc. (Æ)	59,960	2,364
Community Health Systems, Inc. (Æ)	4,500	125
Cooper Cos., Inc.	5,910	417
CR Bard, Inc.	10,430	667
DaVita, Inc. (Æ)	4,400	174
Eli Lilly & Co.	33,400	1,895
Endo Pharmaceuticals Holdings, Inc. (Æ)	1,300	27
Eyetech Pharmaceuticals, Inc. (Æ)	6,400	291
Genentech, Inc. (Æ)	36,700	1,998
Gilead Sciences, Inc. (Æ)	38,600	1,351
GlaxoSmithKline PLC - ADR	23,800	1,128
HCA Inc.	7,600	304
Humana, Inc. (Æ)	7,000	208
ImClone Systems, Inc. (Æ)	4,700	217
IVAX Corp. (Æ)	11,250	178
Johnson & Johnson	107,940	6,846
Kinetic Concepts, Inc. (Æ)	6,300	481
Kos Pharmaceuticals, Inc. (Æ)	800	30
Magellan Health Services, Inc. (Æ)	700	24
McKesson Corp.	4,100	129
Medco Health Solutions, Inc. (Æ)	25,900	1,077
Medicines Co. (Æ)	1,900	55
Medtronic, Inc.	25,900	1,286
Merck & Co., Inc.	9,100	293
MGI Pharma, Inc. (Æ)	1,800	50
Millennium Pharmaceuticals, Inc. (Æ)	7,000	85
Onyx Pharmaceuticals, Inc. (Æ)	1,500	49
OSI Pharmaceuticals, Inc. (Æ)	600	45
Pfizer, Inc.	158,110	4,252
Pharmion Corp. (Æ)	900	38
Renal Care Group, Inc. (Æ)	1,300	47
Sanofi-Aventis - ADR	31,688	1,269
Schering-Plough Corp.	40,700	850
Sepracor, Inc. (Æ)	1,800	107
St. Jude Medical, Inc. (Æ)	28,900	1,212
Stryker Corp.	9,100	439
Tenet Healthcare Corp. (Æ)	6,402	70
United Therapeutics Corp. (Æ)	1,000	45
UnitedHealth Group, Inc.	4,600	405
Valeant Pharmaceuticals International	10,500	277
Varian Medical Systems, Inc. (Æ)	7,400	320
WellPoint, Inc. (Æ)	11,110	1,278
Wyeth	25,100	1,069
Zimmer Holdings, Inc. (Æ)	16,890	1,353
		43,816
Integrated Oils - 4.3%		
Amerada Hess Corp.	2,950	243
ChevronTexaco Corp.	25,822	1,356
ConocoPhillips	59,502	5,167
Exxon Mobil Corp.	66,700	3,419
Marathon Oil Corp.	65,502	2,464
Occidental Petroleum Corp.	27,200	1,587
Unocal Corp.	4,300	186
		14,422

Russell Investment Funds
Multi-Style Equity Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Materials and Processing - 5.2%		
Alcoa, Inc.	27,000	848
American Standard Cos., Inc. (Æ)	10,000	413
Archer-Daniels-Midland Co.	99,486	2,220
Ashland, Inc.	2,600	152
Avery Dennison Corp.	12,300	738
Bemis Co.	29,100	847
Bowater, Inc.	17,200	756
Bunge, Ltd.	2,100	120
Cia Vale do Rio Doce Class A	14,400	409
Dow Chemical Co. (The)	21,700	1,074
Dycom Industries, Inc. (Æ)	11,900	363
Eastman Chemical Co.	3,000	173
Ecolab, Inc.	10,100	355
EI Du Pont de Nemours & Co.	21,934	1,076
FMC Corp. (Æ)	2,300	111
Freeport-McMoRan Copper & Gold, Inc. Class B	31,200	1,193
Georgia-Pacific Corp.	1,400	52
Hecla Mining Co. (Æ)	6,200	36
Hercules, Inc. (Æ)	3,600	53
Human Genome Sciences, Inc. (Æ)	4,900	59
International Paper Co.	48,250	2,027
Lennar Corp. Class B	900	47
Louisiana-Pacific Corp.	7,300	195
Lubrizol Corp.	3,800	140
Lyondell Chemical Co.	16,160	467
Martin Marietta Materials, Inc.	2,000	107
Masco Corp.	19,800	723
Maverick Tube Corp. (Æ)	2,600	79
Monsanto Co.	16,000	889
Neenah Paper, Inc.	203	7
Nektar Therapeutics (Æ)	2,100	43
PPG Industries, Inc.	1,900	130
Rohm & Haas Co.	14,600	646
Sherwin-Williams Co. (The)	1,300	58
Smurfit-Stone Container Corp. (Æ)	8,900	166
Sonoco Products Co.	4,700	139
Stillwater Mining Co. (Æ)	2,400	27
Telik, Inc. (Æ)	2,100	40
Temple-Inland, Inc.	1,100	75
United States Steel Corp.	4,800	246
URS Corp. (Æ)	800	26
Vertex Pharmaceuticals, Inc. (Æ)	2,200	23
Vulcan Materials Co.	1,300	71
		17,419
Miscellaneous - 4.3%		
3M Co.	13,100	1,075
Eaton Corp.	4,350	315
Fortune Brands, Inc.	1,600	123
General Electric Co.	221,120	8,071
Hillenbrand Industries, Inc.	6,600	367
Honeywell International, Inc.	54,400	1,926
ITT Industries, Inc.	2,900	245
SPX Corp.	2,900	116
Teleflex, Inc.	5,700	296
Textron, Inc.	3,400	251
Trinity Industries, Inc.	1,200	41
Tyco International, Ltd.	43,920	1,570
		14,396
Other Energy - 1.5%		
Anadarko Petroleum Corp.	1,700	110
Apache Corp.	15,850	802
Arch Coal, Inc.	1,000	36
Burlington Resources, Inc.	12,600	548
Consol Energy, Inc.	2,800	115
El Paso Corp.	24,600	256
EOG Resources, Inc.	7,400	528
Global Industries, Ltd. (Æ)	2,700	22
Houston Exploration Co. (Æ)	1,800	101
Newfield Exploration Co. (Æ)	3,800	224
Oil States International, Inc. (Æ)	1,700	33
Peabody Energy Corp.	4,110	333
Rowan Cos., Inc. (Æ)	400	10
Schlumberger, Ltd.	27,400	1,834
Universal Compression Holdings, Inc. (Æ)	1,000	35
		4,987
Producer Durables - 4.0%		
Applied Materials, Inc. (Æ)	42,530	727
Boeing Co.	13,000	673
Caterpillar, Inc.	28,230	2,753
Centex Corp.	4,200	250
Danaher Corp.	7,210	414
Deere & Co.	28,300	2,106
DR Horton, Inc.	8,100	326
Emerson Electric Co.	10,900	764
Goodrich Corp.	4,750	155
Hubbell, Inc. Class B	2,600	136
Illinois Tool Works, Inc.	9,700	899
KB Home	400	42

Russell Investment Funds
Multi-Style Equity Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Kla-Tencor Corp. (Æ)	8,750	408
Koninklijke Philips Electronics NV	47,850	1,268
Lockheed Martin Corp.	1,900	106
Nortel Networks Corp. (Æ)	15,500	54
Northrop Grumman Corp.	9,400	511
Parker Hannifin Corp.	700	53
Pitney Bowes, Inc.	2,400	111
Powerwave Technologies, Inc. (Æ)	5,700	48
Pulte Homes, Inc.	5,600	357
United Defense Industries, Inc. (Æ)	2,000	94
United Technologies Corp.	3,500	362
Waters Corp. (Æ)	12,310	576
		13,193
Technology - 12.6%		
Adaptec, Inc. (Æ)	4,400	33
ADC Telecommunications, Inc. (Æ)	40,900	110
Advanced Micro Devices, Inc. (Æ)	19,000	418
Agere Systems, Inc. Class A (Æ)	65,000	89
Altera Corp. (Æ)	23,900	495
Anteon International Corp. (Æ)	1,400	59
Apple Computer, Inc. (Æ)	13,010	838
Applied Micro Circuits Corp. (Æ)	19,900	84
Ariba, Inc.(Æ)	2,300	38
Arrow Electronics, Inc. (Æ)	2,400	58
Avaya, Inc. (Æ)	9,300	160
Avnet, Inc. (Æ)	8,600	157
BMC Software, Inc. (Æ)	3,800	71
Broadcom Corp. Class A (Æ)	15,200	491
Celestica, Inc. (Æ)	2,800	39
Cisco Systems, Inc. (Æ)	174,280	3,364
Comverse Technology, Inc. (Æ)	33,920	829
CSG Systems International (Æ)	1,800	34
Dell, Inc. (Æ)	79,610	3,355
DRS Technologies, Inc. (Æ)	1,300	55
Electronic Data Systems Corp.	4,100	95
EMC Corp. (Æ)	73,650	1,095
Flextronics International, Ltd. (Æ)	6,800	94
Freescale Semiconductor, Inc.		
Class B (Æ)	56,936	1,045
Gateway, Inc. (Æ)	10,700	64
General Dynamics Corp.	600	63
Hewlett-Packard Co.	32,181	675
Ingram Micro, Inc. Class A (Æ)	7,100	148
Integrated Device Technology, Inc. (Æ)	4,200	49
International Business Machines Corp.	27,950	2,755
JDS Uniphase Corp. (Æ)	72,200	229
Juniper Networks, Inc. (Æ)	68,000	1,849
Lucent Technologies, Inc. (Æ)	24,600	92
Macromedia, Inc. (Æ)	13,700	426
Marvell Technology Group, Ltd. (Æ)	17,950	637
Maxim Integrated Products, Inc.	24,100	1,022
McData Corp. Class A (Æ)	5,000	30
MEMC Electronic Materials, Inc. (Æ)	3,300	44
Micros Systems, Inc. (Æ)	500	39
Microsoft Corp.	237,170	6,335
Motorola, Inc.	91,700	1,577
National Semiconductor Corp.	43,800	786
NAVTEQ Corp. (Æ)	6,200	287
Nvidia Corp. (Æ)	17,000	400
Oracle Corp. (Æ)	134,500	1,845
PMC-Sierra, Inc. (Æ)	32,800	369
Qualcomm, Inc.	52,100	2,209
Research In Motion, Ltd. (Æ)	5,310	438
Rockwell Automation, Inc.	13,080	648
Sanmina-SCI Corp. (Æ)	86,410	732
Seagate Technology	15,300	264
Seagate Technology, Inc. (Æ)	2,300	—
Sigmatel, Inc. (Æ)	3,200	114
Silicon Laboratories, Inc. (Æ)	6,000	212
Skyworks Solutions, Inc. (Æ)	22,100	208
Solectron Corp. (Æ)	26,500	141
Sun Microsystems, Inc. (Æ)	168,100	904
Tellabs, Inc. (Æ)	4,000	34
Tessera Technologies, Inc. (Æ)	3,000	112
Texas Instruments, Inc.	82,280	2,026
Western Digital Corp. (Æ)	10,200	111
Xilinx, Inc.	22,790	676
Zebra Technologies Corp. Class A (Æ)	2,200	124
		41,780
Utilities - 6.1%		
Alltel Corp.	14,500	852
American Electric Power Co., Inc.	8,100	278
AT&T Corp.	25,000	476
BellSouth Corp.	87,250	2,425
Citizens Communications Co.	34,300	473
CMS Energy Corp. (Æ)	3,600	38
Comcast Corp. (Æ)		
Class A (Æ)	111,005	3,694
Special Class A (Æ)	5,000	164
Consolidated Edison, Inc.	4,200	184
Dominion Resources, Inc.	35,350	2,395
DTE Energy Co.	2,200	95
Edison International	4,200	134
Entergy Corp.	22,650	1,531

Russell Investment Funds
Multi-Style Equity Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Exelon Corp.	3,200	141
FirstEnergy Corp.	6,400	253
FPL Group, Inc.	800	60
Level 3 Communications, Inc. (Æ)	8,600	29
MCI, Inc.	5,500	111
NiSource, Inc.	21,300	485
Northeast Utilities	7,200	136
Pepco Holdings, Inc.	6,900	147
PPL Corp.	14,900	794
Progress Energy, Inc.	3,800	113
Public Service Enterprise Group, Inc.	5,100	264
Puget Energy, Inc.	17,400	430
SBC Communications, Inc.	67,800	1,747
Sempra Energy	7,000	257
Sprint Corp.	7,100	176
TXU Corp.	2,600	168
Verizon Communications, Inc.	56,500	2,289
		20,339
Total Common Stocks (cost $274,333)		318,210
Short-Term Investments - 4.3%		
Frank Russell Investment Company Money Market Fund	12,947,000	12,947
United States Treasury Bill (ž)(§) 1.840% due 03/17/05	1,300	1,292
Total Short-Term Investments (cost $14,241)		14,239
Other Securities - 0.3%		
State Street Securities Lending Quality Trust (×)	889,250	889
Total Other Securities (cost $889)		889
Total Investments - 100.2% (identified cost $289,463)		333,338
Other Assets and Liabilities, Net - (0.2%)		(579)
Net Assets - 100.0%		332,759

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds
Multi-Style Equity Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands

Futures Contracts (Number of Contracts)	Notional Amount $	Unrealized Appreciation (Depreciation) $
Long Positions		
Russell 1000 Index expiration date 03/05 (7)	2,282	41
S&P 500 E-Mini Index expiration date 03/05 (34)	2,063	51
S&P 500 Index expiration date 03/05 (5)	1,517	11
S&P Midcap 400 Index expiration date 03/05 (25)	8,317	366
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts		469

Portfolio Summary (Unaudited)	% of Net Assets
Auto and Transportation	2.2
Consumer Discretionary	15.7
Consumer Staples	7.9
Financial Services	18.6
Health Care	13.2
Integrated Oils	4.3
Materials and Processing	5.2
Miscellaneous	4.3
Other Energy	1.5
Producer Durables	4.0
Technology	12.6
Utilities	6.1
Short-Term Investments	4.3
Other Securities	0.3
Total Investments	100.2
Other Assets and Liabilities, Net	(0.2)
Net Assets	100.0
Futures Contracts	0.1

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds
Aggressive Equity Fund

Portfolio Management Discussion — December 31, 2004 (Unaudited)



Growth of a $10,000 Investment
Aggressive Equity Fund
Russell 2500™ Index **
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
Inception*
1997
1998
1999
2000
2001
2002
2004
Periods ended December 31

Aggressive Equity Fund

Periods Ended 12/31/04	Growth of $10,000	Total Return
1 Year	$ 11,473	14.73%
5 Years	$ 13,114	5.57%§
Inception	$ 18,982	8.34%§

Russell 2500™ Index

Periods Ended 12/31/04	Growth of $10,000	Total Return
1 Year	$ 11,829	18.29%
5 Years	$ 14,934	8.35%§
Inception	$ 23,145	11.06%§

Russell Investment Funds
Aggressive Equity Fund

Portfolio Management Discussion, continued — December 31, 2004 (Unaudited)

What is the Fund's investment objective?

The Fund seeks to provide long term capital growth.

How did the Fund perform relative to its benchmark for the fiscal year ended December 31, 2004?

For the fiscal year ended December 31, 2004, the Aggressive Equity Fund gained 14.73%. This compared to the Russell 2500™ Index, which gained 18.29% during the same period. The Fund's performance is net of operating expenses of 1.05%. Index returns do not reflect deduction for fees or expenses. Index returns do not include fair valuation adjustments which may be included in fund returns.

How did the market conditions, as described starting on page 4 of this report, affect the Fund's performance?

A difficult market environment for the Fund led to significant underperformance relative to the benchmark. In particular, the market's unfavorable treatment of stocks with higher levels of expected growth, positive earnings estimate revisions and/or lower yields and reward of higher dividend yielding stocks posed performance challenges for the Fund. The Fund's portfolio had valuation characteristics similar to those of the benchmark. However, the Fund's simultaneous emphasis of stocks with higher than benchmark expected growth and lower than benchmark dividend yields resulted in the Fund's significant relative underperformance.

What were the primary contributors and detractors to the Fund's performance during the last 12 months?

Security selection was the primary cause of the Fund's relative underperformance for the year. In particular, security selection in the technology, health care and consumer discretionary sectors was particularly poor and almost entirely responsible for the Fund's relative underperformance.

How did the investment strategies and techniques employed by the Fund and its money managers affect its performance?

While the Fund's relative underperformance is attributable mostly to security selection, this resulted not from the investment strategies employed by the money managers in stock picking, but rather from very defensive market conditions. These market conditions led to unprecedented returns for value stocks relative to growth stocks, contracting valuation multiples, extremely cheap pure growth stocks and extremely expensive higher yielding stocks.

Of the Fund's eight money managers, only Geewax Terker and Goldman Sachs outperformed the benchmark for the year. Geewax outperformed primarily as a result of its emphasis on higher financial quality stocks and stocks with lower relative stock valuation. Goldman Sachs outperformed largely as a result of holding a handful of stocks that performed very well possibly due to the timing of cash flows allocated to this money manager.

The Fund's other money managers underperformed the benchmark. CapitalWorks underperformed significantly as a result of its emphasis on higher expected growth stocks. David J. Greene only slightly underperformed because its emphasis on deep cyclical stocks caused its holdings to rally in the fourth quarter. TimesSquare underperformed largely due to its emphasis on higher expected growth stocks. Jacobs Levy underperformed as a consequence of its sector allocation decisions, in particular, an overweight to the technology sector and an underweight to the other energy sector. Suffolk Capital Management and Systematic Financial Management (money managers terminated in May 2004) significantly underperformed as a result of their emphasis on higher relative growth stocks and positive earnings fundamentals.

Describe any changes to the Fund's structure or the money manager line-up.

In May 2004, Nicholas Applegate Capital Management replaced Systematic Financial Management and Gould Investment Partners replaced Suffolk Capital. The Fund's investment strategies, risk parameters and portfolio characteristics such as valuation, sector exposure and growth relative to the benchmark did not materially change as a result of these changes.

Like Suffolk, Gould pursues a relatively aggressive earnings momentum growth strategy. A key to Gould's success investing in higher valuation growth stocks is a very aggressive sell discipline. Consequently, Gould's portfolios tend to have very high turnover rates. Their portfolio tends to be concentrated among a few sectors in which companies with accelerating earnings are more prevalent such as technology, healthcare and producer durables.

Nicholas-Applegate pursues a small capitalization value strategy incorporating a quantitative model with the fundamental insights of the portfolio manager. Consequently, the investment approach is a blend of quantitative and qualitative approaches to security selection. Nicholas-Applegate's portfolio capitalization, valuation, sector and growth traits closely resemble the Russell 2000® Value Index, with moderate deviations based on bottom-up stock preferences.

In December 2004, approximately 4% of Fund assets were reallocated from value money managers to growth money managers as a result of Frank Russell Investment Management Company's belief that small capitalization growth stocks were attractively valued relative to small capitalization value stocks. The reallocation resulted in a very minor tilt toward growth stocks relative to benchmark and a small increase in forecasted tracking error.

Russell Investment Funds
Aggressive Equity Fund

Portfolio Management Discussion, continued — December 31, 2004 (Unaudited)

Money Managers as of December 31, 2004	Styles
CapitalWorks Investment Partners, LLC	Growth
David J. Greene and Company, LLC	Value
Geewax, Terker & Company	Growth
Goldman Sachs Asset Management, L.P.	Market-Oriented
Gould Investment Partners LLC	Growth
Jacobs Levy Equity Management, Inc.	Value
Nicholas-Applegate Capital Management LLC	Value
TimesSquare Capital Management, Inc.	Growth

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Russell 2500™ Index is composed of the bottom 500 stocks in the Russell 1000® Index and all the stocks in the Russell 2000® Index. The Russell 2500™ *Index return* reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Russell Investment Funds
Aggressive Equity Fund

Shareholder Expense Example — December 31, 2004 (Unaudited)

Fund Expenses

The following disclosure provides important information regarding each Fund's Expense Example, which appears on each Fund's individual page in this Annual Report. Please refer to this information when reviewing the Expense Example for a Fund.

Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees; and other Fund expenses. The Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period indicated, which for this Fund is from July 1, 2004 to December 31, 2004.

Actual Expenses

The information in the table under the heading "Actual Performance" provides information about actual account values and actual expenses. You may use the information in this column, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first column in the row entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The information in the table under the heading "Hypothetical Performance (5% return before expenses)" provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the information under the heading "Hypothetical Performance (5% return before expenses)" is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Actual Performance	Hypothetical Performance (5% return before expenses)
Beginning Account Value July 1, 2004	$ 1,000.00	$ 1,000.00
Ending Account Value December 31, 2004	$ 1,100.00	$ 1,019.72
Expenses Paid During Period*	$ 5.54	$ 5.33

* Expenses are equal to the Fund's annualized expense ratio of 1.05%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period). Reflects amounts waived and/or reimbursed by the investment adviser. Without the waiver and/or reimbursement, expenses would have been higher.

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Common Stocks - 95.6%		
Auto and Transportation - 5.3%		
AAR Corp. (Æ)	18,400	251
Alaska Air Group, Inc. (Æ)	7,800	261
American Axle & Manufacturing Holdings, Inc.	8,000	245
Arctic Cat, Inc.	1,300	35
ArvinMeritor, Inc.	6,100	136
Autoliv, Inc.	23,000	1,111
Aviall, Inc. (Æ)	2,700	62
BorgWarner, Inc.	2,000	108
CNF, Inc.	7,700	386
Cooper Tire & Rubber Co.	7,300	157
Dana Corp.	20,900	362
Dura Automotive Systems, Inc. Class A (Æ)	2,300	25
EGL, Inc. (Æ)	11,200	335
ExpressJet Holdings, Inc. (Æ)	16,000	206
Frontier Airlines, Inc. (Æ)	8,900	102
Genesee & Wyoming, Inc. Class A (Æ)	16,250	457
Gentex Corp.	4,600	170
Greenbrier Cos., Inc.	3,000	102
Grupo TMM SA - ADR (Æ)(Ñ)	16,200	59
Heartland Express, Inc.	9,650	217
HUB Group, Inc. Class A (Æ)	4,000	209
JB Hunt Transport Services, Inc.	14,600	655
Kansas City Southern (Æ)	7,000	124
Kirby Corp. (Æ)	1,900	84
Laidlaw International, Inc. (Æ)	11,000	235
Navistar International Corp. (Æ)	5,200	229
Offshore Logistics, Inc. (Æ)	10,800	351
Old Dominion Freight Line (Æ)	12,300	428
Oshkosh Truck Corp.	3,800	260
Overnite Corp.	6,100	227
Overseas Shipholding Group	6,000	331
Pacer International, Inc. (Æ)	7,700	164
Polaris Industries, Inc. (Ñ)	9,500	646
RailAmerica, Inc. (Æ)	10,700	140
Sauer-Danfoss, Inc.	1,900	41
SCS Transportation, Inc. (Æ)	1,500	35
Skywest, Inc.	10,500	211
Stoneridge, Inc. (Æ)	1,200	18
TRW Automotive Holdings Corp. (Æ)	5,000	104
US Xpress Enterprises, Inc. Class A (Æ)(Ñ)	1,500	44
UTI Worldwide, Inc. (Ñ)	9,000	612
Visteon Corp. (Ñ)	13,600	133
Werner Enterprises, Inc.	7,700	174
Westinghouse Air Brake Technologies Corp.	5,900	126
		10,368
Consumer Discretionary - 19.0%		
51job, Inc. - ADR (Æ)(Ñ)	4,200	218
Aaron Rents, Inc.	4,500	112
Abercrombie & Fitch Co. Class A	11,200	526
ABM Industries, Inc.	3,900	77
AC Moore Arts & Crafts, Inc. (Æ)	4,200	121
Activision, Inc. (Æ)	9,300	188
Adesa, Inc.	6,100	129
Advance Auto Parts (Æ)	8,100	354
Advo, Inc.	6,200	221
Aeropostale, Inc. (Æ)	9,350	275
Alliance Gaming Corp. (Æ)(Ñ)	10,400	144
Ambassadors Group, Inc.	1,100	39
American Greetings Class A	7,500	190
American Woodmark Corp.	900	39
Ameristar Casinos, Inc. (Ñ)	2,200	95
Applica, Inc. (Æ)	5,800	35
Arbitron, Inc. (Æ)	5,200	204
BearingPoint, Inc. (Æ)	38,600	310
Big 5 Sporting Goods Corp.	2,100	61
Bon-Ton Stores, Inc. (The) (Ñ)	4,200	66
Boyd Gaming Corp.	6,000	250
Bright Horizons Family Solutions, Inc. (Æ)	900	58
Brink's Co. (The)	15,000	593
Brookstone, Inc. (Æ)	11,250	220
Carmike Cinemas, Inc.	6,600	241
Cato Corp. (The) Class A	2,700	78
CEC Entertainment, Inc. (Æ)	3,600	144
Central European Distribution Corp. (Æ)(Ñ)	16,750	495
Central Garden and Pet Co. (Æ)	3,900	163
Charming Shoppes (Æ)	44,900	421
Chemed Corp.	4,200	282
Choice Hotels International, Inc.	7,500	435
ChoicePoint, Inc. (Æ)	8,133	374
Circuit City Stores, Inc.	37,900	593
Claire's Stores, Inc.	3,300	70
Coinstar, Inc. (Æ)(Ñ)	4,300	115
Coldwater Creek, Inc. (Æ)	2,250	69
Concorde Career Colleges, Inc. (Æ)(Ñ)	6,083	123
Consolidated Graphics, Inc. (Æ)	6,900	317
Convergys Corp. (Æ)	24,600	369

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Corinthian Colleges, Inc. (Æ)	11,000	207
Corporate Executive Board Co.	12,200	817
Corrections Corp. of America (Æ)	5,800	235
CSK Auto Corp. (Æ)	3,200	54
Ctrip.com International, Ltd. - ADR (Æ)(Ñ)	3,450	159
Darden Restaurants, Inc.	1,300	36
Dave & Buster's, Inc. (Æ)(Ñ)	7,400	149
Deckers Outdoor Corp. (Æ)(Ñ)	10,000	470
Dick's Sporting Goods, Inc. (Æ)(Ñ)	9,700	341
Dillard's, Inc. Class A	5,900	159
Dollar Thrifty Automotive Group (Æ)	22,300	673
Dollar Tree Stores, Inc. (Æ)	3,600	103
DreamWorks Animation SKG, Inc. Class A (Æ)	3,500	131
Dress Barn, Inc. (Æ)(Ñ)	1,800	32
Earthlink, Inc. (Æ)	12,700	146
Education Management Corp. (Æ)	22,000	726
Electronics Boutique Holdings Corp. (Æ)	3,400	146
Entercom Communications Corp. (Æ)	7,000	251
Entravision Communications Corp. Class A (Æ)	5,900	49
Ethan Allen Interiors, Inc.	3,200	128
Fastenal Co.	1,000	62
Finish Line Class A (Ñ)	6,400	117
Fisher Scientific International (Æ)	1,600	100
G&K Services, Inc. Class A	1,500	65
Gaylord Entertainment Co. (Æ)	6,500	270
Geo Group, Inc. (The) (Æ)	1,000	27
Getty Images, Inc. (Æ)	9,300	640
Greenfield Online, Inc. (Æ)(Ñ)	3,200	70
GTECH Holdings Corp.	14,700	381
Guess ?, Inc. (Æ)	6,600	83
Guitar Center, Inc. (Æ)(Ñ)	6,100	321
Handleman Co. (Ñ)	14,000	301
Harte-Hanks, Inc.	5,100	132
Hartmarx Corp. (Æ)	4,800	37
Hasbro, Inc.	15,000	291
Haverty Furniture Cos., Inc.	11,500	213
Hearst-Argyle Television, Inc.	22,500	594
Hewitt Associates, Inc. Class A (Æ)	17,700	567
Hibbett Sporting Goods, Inc. (Æ)	8,500	226
Hilton Hotels Corp.	12,600	287
Hollinger International, Inc. Class A (Ñ)	3,800	60
IKON Office Solutions, Inc. (Ñ)	20,300	235
Infospace, Inc. (Æ)(Ñ)	2,000	95
Insight Enterprises, Inc. (Æ)	2,600	53
International Flavors & Fragrances, Inc.	2,000	86
International Speedway Corp. Class A	6,400	338
ITT Educational Services, Inc. (Æ)	9,000	428
Jack in the Box, Inc. (Æ)	10,600	391
Jarden Corp. (Æ)	3,000	130
Jo-Ann Stores, Inc. (Æ)	6,600	182
Journal Communications, Inc. Class A	3,300	60
Kellwood Co.	5,000	172
La-Z-Boy, Inc. Class C	5,900	91
Labor Ready, Inc. (Æ)	30,250	512
Lamar Advertising Co. Class A (Æ)	7,200	308
Landry's Restaurants, Inc.	3,600	105
Leapfrog Enterprises, Inc. (Æ)(Ñ)	8,600	117
Lee Enterprises, Inc.	4,900	226
Lithia Motors, Inc. Class A (Ñ)	4,300	115
Lone Star Steakhouse & Saloon	9,300	260
Marcus Corp.	2,700	68
Marvel Enterprises, Inc. (Æ)	9,450	194
Midway Games, Inc. (Æ)(Ñ)	3,500	37
Mohawk Industries, Inc. (Æ)	4,400	401
Monro Muffler, Inc. (Æ)	1,900	48
Monster Worldwide, Inc. (Æ)	5,950	200
Movado Group, Inc.	4,200	78
MPS Group, Inc. (Æ)	22,100	271
MSC Industrial Direct Co. Class A	2,000	72
Nautilus Group, Inc. (Ñ)	12,100	292
Neiman-Marcus Group, Inc. Class A	2,700	193
Netratings, Inc. (Æ)	6,813	131
O'Reilly Automotive, Inc. (Æ)(Ñ)	1,000	45
Overstock.com, Inc. (Æ)(Ñ)	5,200	359
Pantry, Inc. (The) (Æ)(Ñ)	6,500	196
Payless Shoesource, Inc. (Æ)	3,400	42
PEP Boys-Manny Moe & Jack	4,700	80
Petco Animal Supplies, Inc. (Æ)	20,500	809
Petsmart, Inc.	2,000	71
Pier 1 Imports, Inc.	5,600	110
Polo Ralph Lauren Corp.	23,300	993
Pre-Paid Legal Services, Inc. (Ñ)	3,400	128
Primedia, Inc. (Æ)	10,400	40
Radio One, Inc. Class D (Æ)	26,300	424
RC2 Corp. (Æ)	1,300	42
Red Robin Gourmet Burgers, Inc. (Æ)	1,000	53
Regal Entertainment Group Class A	11,500	239
Regis Corp.	4,200	194
Rent-A-Center, Inc. (Æ)	1,700	45
Resources Connection, Inc. (Æ)(Ñ)	10,300	559
RH Donnelley Corp. (Æ)	1,100	65
RR Donnelley & Sons Co.	9,290	328

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Ruby Tuesday, Inc.	1,600	42
Rush Enterprises, Inc. Class B (Æ)	700	12
Russ Berrie & Co., Inc.	1,300	30
Sabre Holdings Corp. Class A	9,500	211
Scholastic Corp. (Æ)	3,300	122
Scientific Games Corp. Class A (Æ)	4,700	112
SCP Pool Corp.	24,500	782
ShopKo Stores, Inc. (Æ)(Ñ)	13,300	248
Six Flags, Inc. (Æ)(Ñ)	21,300	114
Skechers U.S.A., Inc. Class A (Æ)	3,300	43
Sonic Automotive, Inc.	1,700	42
Sourcecorp (Æ)	10,900	208
Speedway Motorsports, Inc.	6,700	262
Sports Authority, Inc. (The) (Æ)(Ñ)	6,600	170
Stage Stores, Inc. (Æ)	15,500	644
Stanley Works (The)	1,800	88
Steinway Musical Instruments (Æ)	600	17
Stewart Enterprises, Inc. Class A (Æ)	39,600	277
TBC Corp. (Æ)	1,500	42
Tech Data Corp. (Æ)	22,100	1,003
TeleTech Holdings, Inc. (Æ)(Ñ)	12,000	116
Tempur-Pedic International, Inc. (Æ)	16,200	343
Thomas Nelson, Inc.	1,000	23
Tiffany & Co.	2,500	80
Too, Inc. (Æ)	8,100	198
Toro Co.	5,300	431
Toys R US, Inc. (Æ)	15,300	313
Trans World Entertainment (Æ)(Ñ)	17,300	216
Triarc Cos. Class B (Ñ)	2,400	29
Unifirst Corp. (Ñ)	600	17
USANA Health Sciences, Inc. (Æ)(Ñ)	4,600	157
Vail Resorts, Inc. (Æ)	7,100	159
Valassis Communications, Inc. (Æ)	3,000	105
Ventiv Health, Inc. (Æ)	8,000	163
Volt Information Sciences, Inc. (Æ)	1,000	29
Watson Wyatt & Co. Holdings	2,000	54
WESCO International, Inc. (Æ)	17,500	519
West Corp. (Æ)	10,800	358
Wet Seal, Inc. (The) Class A (Æ)(Ñ)	16,900	38
Wynn Resorts, Ltd. (Æ)(Ñ)	600	40
		37,238

Consumer Staples - 1.9%

	Principal Amount ($) or Shares	Market Value $
Adolph Coors Co. Class B	3,000	227
Church & Dwight Co., Inc.	3,050	103
Constellation Brands, Inc. Class A (Æ)	12,900	600
Del Monte Foods Co. (Æ)	3,400	37
DIMON, Inc. (Ñ)	10,300	69
Lance, Inc.	2,500	48
Loews Corp.	4,400	127
Longs Drug Stores Corp.	1,900	52
M&F Worldwide Corp. (Æ)	8,600	117
Nash Finch Co. (Ñ)	16,300	616
Natures Sunshine Products, Inc.	3,900	79
NBTY, Inc. (Æ)	6,500	156
Nutraceutical International Corp. (Æ)	6,700	103
Pathmark Stores, Inc. (Æ)	24,900	145
PepsiAmericas, Inc.	5,700	121
Pilgrim's Pride Corp.	14,600	448
Ralcorp Holdings, Inc.	5,300	222
Ruddick Corp.	4,000	87
Smart & Final, Inc. (Æ)(Ñ)	5,400	78
Tootsie Roll Industries, Inc.	1,700	59
Tyson Foods, Inc. Class A	3,600	66
Universal Corp.	3,200	153
		3,713

Financial Services - 19.4%

	Principal Amount ($) or Shares	Market Value $
21st Century Insurance Group	100	1
ACE Cash Express, Inc. (Æ)	2,000	59
Advent Software, Inc. (Æ)	12,300	252
Alleghany Corp. (Æ)	353	101
Alliance Data Systems Corp. (Æ)	26,600	1,263
Allmerica Financial Corp. (Æ)	10,400	341
AMB Property Corp. (ö)	8,400	339
American Financial Group, Inc.	3,500	110
American Physicians Capital, Inc. (Æ)	1,900	68
AmeriCredit Corp. (Æ)	21,800	533
Anthracite Capital, Inc. (ö)	739	9
Anworth Mortgage Asset Corp. (Ñ)	14,100	151
Arden Realty, Inc. (ö)	2,400	91
Ashford Hospitality Trust, Inc. (ö)	18,000	196
Associated Banc-Corp	15,315	509
Assurant, Inc.	3,000	92
Assured Guaranty, Ltd.	10,500	207
Asta Funding, Inc. (Ñ)	5,200	140
AvalonBay Communities, Inc. (ö)	5,200	392
Bank Mutual Corp.	15,700	191
Bank of Hawaii Corp.	15,900	807
BankAtlantic Bancorp, Inc. Class A	300	6
Bankunited Financial Corp. Class A (Æ)	3,000	96
BISYS Group, Inc. (The) (Æ)	5,000	82
BOK Financial Corp. (Æ)	1,030	50
Brookline Bancorp, Inc. (Ñ)	12,800	209
Capital Automotive REIT (ö)	8,500	302

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Capital Trust, Inc. Class A (ö)(Ñ)	2,900	89
CapitalSource, Inc. (Æ)	25,400	652
Cash America International, Inc.	3,700	110
Cathay General Bancorp	2,100	79
CB Richard Ellis Group, Inc.		
Class A (Æ)	15,700	527
CBL & Associates Properties, Inc. (ö)	3,700	282
Certegy, Inc.	5,800	206
CharterMac	4,800	117
Checkfree Corp. (Æ)	4,500	171
Chemical Financial Corp.	700	30
CIT Group, Inc.	4,000	183
City National Corp.	4,400	311
Colonial BancGroup, Inc. (The)	12,200	259
Colonial Properties Trust (ö)(Ñ)	3,800	149
Commerce Group, Inc. (Ñ)	2,000	122
Commercial Federal Corp.	5,000	149
Commercial Net Lease Realty (ö)	11,900	245
Community Bank System, Inc.	12,600	356
CompuCredit Corp. (Æ)	20,300	555
Correctional Properties Trust (ö)	1,000	29
Corus Bankshares, Inc.	2,900	139
Cousins Properties, Inc. (ö)	11,800	357
CRT Properties, Inc. (ö)	5,900	141
Developers Diversified Realty Corp. (ö)	2,100	93
Diamondrock Hospitality Co. (Æ) (Þ)	20,800	212
Direct General Corp.	7,300	234
Doral Financial Corp.	2,450	121
Downey Financial Corp.	3,700	211
East-West Bancorp, Inc.	1,700	71
Eastgroup Properties (ö)	2,000	77
Eaton Vance Corp.	1,900	99
eFunds Corp. (Æ)	8,000	192
Encore Capital Group, Inc. (Æ)	6,600	157
Entertainment Properties Trust (ö)	2,100	94
Equity Inns, Inc. (ö)	3,800	45
Equity Lifestyle Properties, Inc. (ö)	4,900	175
Equity One, Inc. (ö)	12,700	301
Euronet Worldwide, Inc. (Æ)	12,800	333
Factset Research Systems, Inc.	1,000	58
Fair Isaac Corp.	4,100	150
Fidelity Bankshares, Inc.	800	34
Fieldstone Investment Corp. (Æ) (Þ)	13,100	226
First American Corp.	17,000	597
First Bancorp	1,600	102
First Financial Bancorp	5,400	94
First Marblehead Corp. (The) (Æ)(Ñ)	1,500	84
First Niagara Financial Group, Inc.	27,100	378
Flushing Financial Corp.	1,200	24
Friedman Billings Ramsey Group, Inc.		
Class A (ö)(Ñ)	2,300	45
Gabelli Asset Management, Inc.		
Class A (Ñ)	2,500	121
GATX Corp.	4,600	136
Getty Realty Corp. (ö)	1,900	55
Global Payments, Inc.	10,300	603
Gold Banc Corp., Inc.	10,600	155
Government Properties Trust,		
Inc. (ö)(Ñ)	3,200	32
Greater Bay Bancorp (Ñ)	7,000	195
Hancock Holding Co.	1,400	47
Hanmi Financial Corp.	1,500	54
Health Care Property Investors, Inc. (ö)	900	25
Health Care REIT, Inc. (ö)	7,700	294
HealthExtras, Inc. (Æ)(Ñ)	26,900	438
Heritage Property Investment		
Trust (ö)(Ñ)	4,700	151
Hibernia Corp. Class A	1,400	41
HomeBanc Corp. (ö)(Ñ)	20,200	196
Hospitality Properties Trust (ö)	1,500	69
Host Marriott Corp. (ö)	5,700	99
HRPT Properties Trust (ö)	45,100	579
Hudson United Bancorp	2,700	106
Independent Bank Corp.	990	30
Infinity Property & Casualty Corp.	9,400	331
Innkeepers USA Trust (ö)	6,700	95
Investors Financial Services Corp.	15,000	750
iPayment, Inc. (Æ)	8,389	415
iShares S&P MidCap 400/BARRA		
Growth Index Fund (Ñ)	4,500	608
Jack Henry & Associates, Inc.	15,000	299
Jameson Inns, Inc. (Æ)	92,200	182
Janus Capital Group, Inc.	27,600	464
Jefferies Group, Inc.	7,300	294
Jones Lang LaSalle, Inc. (Æ)	10,800	404
KKR Financial Corp. (Æ)	25,300	266
Knight Trading Group, Inc.		
Class A (Æ)	20,200	221
Kronos, Inc. (Æ)	3,900	199
La Quinta Corp. (Æ) (ö)	45,900	417
LandAmerica Financial Group, Inc. (Ñ)	15,900	857
Legg Mason, Inc.	3,600	264
Macatawa Bank Corp.	5,200	168
MAF Bancorp, Inc.	4,100	184
Maguire Properties, Inc. (ö)	6,600	181
Markel Corp. (Æ)	1,600	582
Marlin Business Services, Inc. (Æ)(Ñ)	2,300	44

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Meadowbrook Insurance Group, Inc. (Æ)	41,100	205
Meristar Hospitality Corp. (Æ)(ö)	16,600	139
Mid-America Apartment Communities, Inc. (ö)(Ñ)	1,400	58
National Health Investors, Inc. (ö)	8,000	233
National Penn Bancshares, Inc. (Ñ)	787	22
Nationwide Health Properties, Inc. (ö)	9,000	214
Navigators Group, Inc. (Æ)	5,100	154
NDCHealth Corp.	6,000	112
New Century Financial Corp. (ö)	8,200	524
Nuveen Investments, Inc. Class A (Ñ)	1,100	43
OceanFirst Financial Corp.	1,703	42
Ohio Casualty Corp. (Æ)	6,800	158
Pacific Capital Bancorp	1,466	50
Parkvale Financial Corp.	3,757	108
Partners Trust Financial Group, Inc.	14,100	164
People's Bank	6,700	261
PFF Bancorp, Inc.	4,420	205
Philadelphia Consolidated Holding Co. (Æ)	500	33
PMA Capital Corp. Class A (Æ)(Ñ)	5,200	54
Popular, Inc.	2,400	69
Portfolio Recovery Associates, Inc. (Æ)(Ñ)	9,800	404
Primus Guaranty, Ltd. (Æ)	11,700	192
PrivateBancorp, Inc. (Ñ)	2,400	77
Protective Life Corp.	7,300	312
Provident Bankshares Corp.	1,500	55
Provident Senior Living Trust (ö) (Þ)	15,300	245
PS Business Parks, Inc. (ö)	1,600	72
Quanta Capital Holdings, Ltd. (Æ)	22,900	211
R&G Financial Corp. Class B	4,000	156
Radian Group, Inc.	4,500	240
Raymond James Financial, Inc.	9,600	297
Reckson Associates Realty Corp. (ö)	3,800	125
Redwood Trust, Inc. (ö)	2,600	161
Regency Centers Corp. (ö)	900	50
Republic Bancorp, Inc.	4,069	62
Ryder System, Inc.	3,100	148
Safety Insurance Group, Inc.	800	25
Selective Insurance Group	6,900	305
Senior Housing Properties Trust (ö)	23,100	437
Silicon Valley Bancshares (Æ)	14,100	632
SL Green Realty Corp. (ö)	8,400	509
Sovran Self Storage, Inc. (ö)	1,100	46
State Auto Financial Corp.	1,200	31
Sterling Bancorp	532	15
Sterling Bancshares, Inc.	3,800	54
Stewart Information Services Corp.	15,700	654
Summit Properties, Inc. (ö)	2,400	78
TCF Financial Corp.	9,700	312
Texas Regional Bancshares, Inc. Class A	4,500	147
Tower Group, Inc.	17,700	212
UCBH Holdings, Inc.	5,700	261
UICI	6,700	227
UMB Financial Corp.	500	28
United Bankshares, Inc.	2,000	76
United Community Banks, Inc. (Ñ)	900	24
Universal Health Realty Income Trust (ö)	900	29
Washington Real Estate Investment Trust (ö)	5,500	186
Webster Financial Corp.	3,000	152
WeLLChoice, Inc. (Æ)	7,100	379
WesBanco, Inc.	600	19
Whitney Holding Corp.	1,600	72
World Acceptance Corp. (Æ)	3,700	102
WR Berkley Corp.	4,800	226
WSFS Financial Corp.	3,800	229
		37,835

Health Care - 10.7%

	Principal Amount ($) or Shares	Market Value $
Abaxis, Inc. (Æ)	10,400	151
Abgenix, Inc. (Æ)(Ñ)	21,700	224
Able Laboratories, Inc. (Æ)	11,400	259
Accelrys, Inc. (Æ)	16,900	132
Accredo Health, Inc. (Æ)	3,000	83
Advanced Medical Optics, Inc. (Æ)	900	37
Alliance Imaging, Inc. (Æ)	4,900	55
Alpharma, Inc. Class A	6,600	112
American Medical Systems Holdings, Inc. (Æ)	4,870	204
Applera Corp. - Celera Genomics Group (Æ)	81,900	1,126
Arthrocare Corp. (Æ)(Ñ)	4,800	154
Beckman Coulter, Inc.	1,400	94
Beverly Enterprises, Inc. (Æ)(Ñ)	7,200	66
Bio-Rad Laboratories, Inc. Class A (Æ)	3,900	224
Candela Corp. (Æ)(Ñ)	19,400	220
Centene Corp. (Æ)	2,000	57
Cephalon, Inc. (Æ)(Ñ)	11,500	585
Charles River Laboratories International, Inc. (Æ)	10,200	469
Chattem, Inc. (Æ)	1,200	40
Community Health Systems, Inc. (Æ)	14,600	407

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Connetics Corp. (Æ)	6,200	151
Covance, Inc. (Æ)	800	31
CTI Molecular Imaging, Inc. (Æ)	26,200	372
Cytyc Corp. (Æ)	7,600	210
Dade Behring Holdings, Inc. (Æ)	15,500	868
Datascope Corp.	1,000	40
DaVita, Inc. (Æ)	34,250	1,354
Edwards Lifesciences Corp. (Æ)	7,000	289
Endo Pharmaceuticals Holdings, Inc. (Æ)	5,600	118
Enzon Pharmaceuticals, Inc. (Æ)(Ñ)	9,100	125
First Horizon Pharmaceutical Corp. (Æ)(Ñ)	5,100	117
Gen-Probe, Inc. (Æ)	3,300	149
Genencor International, Inc. (Æ)	7,200	118
Guilford Pharmaceuticals, Inc. (Æ)(Ñ)	5,100	25
Health Net, Inc. (Æ)	11,500	332
Hologic, Inc. (Æ)	7,800	214
Humana, Inc. (Æ)	19,800	588
Immucor, Inc. (Æ)	6,900	162
Inamed Corp. (Æ)	3,500	221
Intralase Corp. (Æ)	18,925	444
Intuitive Surgical, Inc. (Æ)	1,600	64
Kindred Healthcare, Inc. (Æ)(Ñ)	9,100	273
Kos Pharmaceuticals, Inc. (Æ)	8,049	303
Kosan Biosciences, Inc. (Æ)(Ñ)	16,600	115
LabOne, Inc. (Æ)	1,200	38
Lexicon Genetics, Inc. (Æ)(Ñ)	5,900	46
LifePoint Hospitals, Inc. (Æ)	5,400	188
Ligand Pharmaceuticals, Inc. Class B (Æ)	14,300	166
Lincare Holdings, Inc. (Æ)	9,500	405
Magellan Health Services, Inc. (Æ)	9,900	338
Manor Care, Inc.	10,600	376
Martek Biosciences Corp. (Æ)	2,700	138
Matria Healthcare, Inc. (Æ)(Ñ)	1,000	39
Maxygen, Inc. (Æ)	1,500	19
Medarex, Inc. (Æ)(Ñ)	29,700	320
Medcath Corp. (Æ)(Ñ)	3,700	91
MGI Pharma, Inc. (Æ)	4,500	126
Molecular Devices Corp. (Æ)	12,499	251
Myriad Genetics, Inc. (Æ)(Ñ)	4,900	110
Nabi Biopharmaceuticals (Æ)	15,644	229
NeighborCare, Inc. (Æ)	200	6
OccuLogix, Inc. (Æ)(Ñ)	9,600	99
Ocular Sciences, Inc. (Æ)	4,400	216
Option Care, Inc. (Ñ)	2,300	40
Pacificare Health Systems (Æ)	3,500	198
Parexel International Corp. (Æ)	4,700	95
Pediatrix Medical Group, Inc. (Æ)	10,300	660
Perrigo Co.	2,800	48
Pharmaceutical Product Development, Inc. (Æ)	8,400	347
Pharmacopeia Drug Discovery, Inc. (Æ)	9,350	56
Praecis Pharmaceuticals, Inc. (Æ)	8,500	16
Protein Design Labs, Inc. (Æ)	12,400	256
Renal Care Group, Inc. (Æ)	1,000	36
Respironics, Inc. (Æ)	9,500	516
Salix Pharmaceuticals, Ltd. (Æ)	1,800	32
Serologicals Corp. (Æ)(Ñ)	18,100	400
SFBC International, Inc. (Æ)(Ñ)	3,400	134
Sierra Health Services (Æ)(Ñ)	8,800	485
Sonic Innovations, Inc. (Æ)(Ñ)	9,000	38
Stericycle, Inc. (Æ)	8,500	391
Sybron Dental Specialties, Inc. (Æ)	7,766	275
Thoratec Corp. (Æ)	6,400	67
Triad Hospitals, Inc. (Æ)	8,400	313
United Therapeutics Corp. (Æ)(Ñ)	1,500	68
Universal Health Services, Inc. Class B	5,600	249
VCA Antech, Inc. (Æ)	15,800	310
Ventana Medical Systems (Æ)(Ñ)	11,600	742
Vicuron Pharmaceuticals, Inc. (Æ)	8,200	143
West Pharmaceutical Services, Inc.	1,000	25
Wilson Greatbatch Technologies, Inc. (Æ)	5,100	114
Zymogenetics, Inc. (Æ)(Ñ)	9,500	218
		20,855
Materials and Processing - 9.1%		
Airgas, Inc.	2,200	58
Albany International Corp. Class A	7,000	246
Arch Chemicals, Inc.	3,600	104
Armor Holdings, Inc. (Æ)	9,600	451
Ashland, Inc.	6,800	397
Ball Corp.	9,600	422
Bemis Co.	10,800	314
Bluegreen Corp. (Æ)	7,700	153
Brady Corp. Class A	3,200	200
Brookfield Homes Corp.	6,000	203
Brush Engineered Materials, Inc. (Æ)	5,900	109
Building Material Holding Corp. (Ñ)	2,400	92
Cabot Corp.	9,400	364
Calgon Carbon Corp. (Ñ)	13,300	121
Carpenter Technology	11,000	643
Cell GeneSystem, Inc. (Æ)(Ñ)	16,200	131
Century Aluminum Co. (Æ)	9,000	236
Comfort Systems USA, Inc. (Æ)	14,500	111

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Constar International, Inc. (Æ)	7,800	60
Corn Products International, Inc.	2,300	123
Crown Holdings, Inc. (Æ)	15,700	216
Cytec Industries, Inc.	11,000	566
Drew Industries, Inc. (Æ)	1,100	40
Dycom Industries, Inc. (Æ)	8,900	272
Ennis, Inc.	1,700	33
Florida Rock Industries, Inc.	3,400	202
FMC Corp. (Æ)	2,400	116
Georgia Gulf Corp.	9,400	468
Glatfelter	12,700	194
Gold Kist, Inc. (Æ)(Ñ)	15,500	211
Granite Construction, Inc.	7,100	189
Greif, Inc. Class A	100	6
Harsco Corp.	4,800	268
Hecla Mining Co. (Æ)	7,500	44
Hercules, Inc. (Æ)	16,600	246
Hughes Supply, Inc.	26,500	857
Human Genome Sciences, Inc. (Æ)	4,300	52
ICOS Corp. (Æ)	6,000	170
Incyte Corp. (Æ)	4,600	46
Insituform Technologies, Inc. Class A (Æ)	14,100	320
Jacuzzi Brands, Inc. (Æ)	20,800	181
Jermyn Investments (Æ)	19,400	293
Lafarge North America, Inc.	6,100	313
Louisiana-Pacific Corp.	4,600	123
Lyondell Chemical Co.	11,130	322
Martin Marietta Materials, Inc.	7,800	419
Metals USA, Inc. (Æ)(Ñ)	6,700	124
Mosaic Co. (The) (Æ)	4,600	75
Myers Industries, Inc.	275	3
NCI Building Systems, Inc. (Æ)	2,500	94
NewMarket Corp. (Æ)	13,400	267
NS Group, Inc. (Æ)	4,900	136
NuCo 2, Inc. (Æ)(Ñ)	2,500	55
Octel Corp.	3,500	73
Oregon Steel Mills, Inc. (Æ)	6,200	126
Pactiv Corp. (Æ)	13,100	331
PolyOne Corp. (Æ)	10,400	94
Pope & Talbot, Inc.	3,600	62
Precision Castparts Corp.	2,500	164
Quanta Services, Inc. (Æ)(Ñ)	54,800	438
Ryerson Tull, Inc. (Ñ)	32,300	509
Sealed Air Corp. (Æ)	5,400	288
Seattle Genetics, Inc. (Æ)	4,100	27
Silgan Holdings, Inc.	7,500	457
Sonoco Products Co.	10,700	317
Spartech Corp.	8,700	236
Steel Technologies, Inc.	2,400	66
Stillwater Mining Co. (Æ)	15,100	170
Terra Industries, Inc. (Æ)(Ñ)	34,600	307
Texas Industries, Inc.	5,600	349
Trammell Crow Co. (Æ)	2,000	36
Tredegar Corp.	9,500	192
UAP Holding Corp. (Æ)	12,000	207
Unifi, Inc. (Æ)	8,700	33
URS Corp. (Æ)	3,100	99
USEC, Inc.	4,500	44
USG Corp. (Æ)(Ñ)	16,900	681
Valmont Industries, Inc.	1,100	28
Valspar Corp.	600	30
Washington Group International, Inc. (Æ)	10,300	425
Watsco, Inc.	4,200	148
WCI Communities, Inc. (Æ)(Ñ)	4,600	135
Worthington Industries	10,100	198
York International Corp.	2,700	93
		17,822
Miscellaneous - 0.6%		
Brunswick Corp.	10,300	510
Carlisle Cos., Inc.	5,700	370
Trinity Industries, Inc. (Ñ)	9,400	320
		1,200
Other Energy - 5.1%		
Berry Petroleum Co. Class A	9,400	448
Cal Dive International, Inc. (Æ)	16,700	681
Callon Petroleum Co. (Æ)	3,600	52
CARBO Ceramics, Inc.	800	55
Cimarex Energy Co. (Æ)	1,200	45
Consol Energy, Inc.	1,400	57
Cooper Cameron Corp. (Æ)	4,400	237
Denbury Resources, Inc. (Æ)	12,500	343
Dril-Quip, Inc. (Æ)	1,300	32
Edge Petroleum Corp. (Æ)(Ñ)	9,300	136
Encore Acquisition Co. (Æ)	3,600	126
ENSCO International, Inc.	9,700	308
Frontier Oil Corp.	2,300	61
Global Industries, Ltd. (Æ)	16,600	138
Houston Exploration Co. (Æ)	15,900	895
Hydril (Æ)	4,300	196
Input/Output, Inc. (Æ)(Ñ)	3,900	34
Magnum Hunter Resources, Inc. (Æ)	6,700	86
Nabors Industries, Ltd. (Æ)	5,200	267
National-Oilwell, Inc. Class C (Æ)(Ñ)	10,400	367

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Newfield Exploration Co. (Æ)	3,500	207
NRG Energy, Inc. (Æ)	12,100	436
Oil States International, Inc. (Æ)	8,500	164
Parker Drilling Co. (Æ)	5,800	23
Patina Oil & Gas Corp.	12,600	473
Patterson-UTI Energy, Inc.	24,200	471
Penn Virginia Corp.	3,700	150
Plains Exploration & Production Co. (Æ)	6,682	174
Pogo Producing Co.	7,400	359
Premcor, Inc.	7,200	304
Quicksilver Resources, Inc. (Æ)	3,000	110
Range Resources Corp. (Ñ)	900	18
Remington Oil & Gas Corp. (Æ)(Ñ)	1,500	41
Smith International, Inc. (Æ)	3,900	212
Stone Energy Corp. (Æ)	10,400	469
Superior Energy Services (Æ)	14,500	223
Swift Energy Co. (Æ)	6,083	176
Todco Class A (Æ)	9,300	171
Unit Corp. (Æ)	1,500	57
Universal Compression Holdings, Inc. (Æ)	11,600	405
Veritas DGC, Inc. (Æ)	28,800	645
Whiting Petroleum Corp. (Æ)	6,800	206
		10,058
Producer Durables - 6.4%		
Actuant Corp. Class A (Æ)	4,200	219
American Tower Corp. Class A (Æ)	13,500	248
AO Smith Corp.	6,300	189
ARGON ST, Inc. (Æ)	2,300	82
Arris Group, Inc. (Æ)	42,400	298
Artesyn Technologies, Inc. (Æ)	17,700	200
ASV, Inc. (Æ)	3,400	163
Belden CDT, Inc.	5,700	132
Blount International, Inc. (Æ)	4,500	78
Briggs & Stratton Corp.	7,200	299
C&D Technologies, Inc.	2,900	49
C-COR, Inc. (Æ)	10,200	95
Centex Corp.	400	24
CNH Global NV	8,540	165
Cognex Corp.	6,200	173
Cohu, Inc.	3,200	59
CTS Corp. (Ñ)	3,400	45
Curtiss-Wright Corp.	1,000	57
Cymer, Inc. (Æ)	8,500	251
Dionex Corp. (Æ)	1,700	96
Dominion Homes, Inc. (Æ)	700	18
Duratek, Inc. (Æ)	8,373	209
ESCO Technologies, Inc. (Æ)	3,200	245
Exide Technologies (Æ)	8,000	110
Faro Technologies, Inc. (Æ)	7,600	237
Flanders Corp. (Æ)	4,500	43
Gardner Denver, Inc. (Æ)	9,800	356
Genlyte Group, Inc. (Æ)	1,400	120
Goodrich Corp.	13,700	447
Graco, Inc.	7,050	263
Hovnanian Enterprises, Inc. Class A (Æ)	1,000	50
IDEX Corp.	8,400	340
Imagistics International, Inc. (Æ)	6,200	209
Interface, Inc. Class A (Æ)	3,200	32
Joy Global, Inc.	8,400	365
Lincoln Electric Holdings, Inc.	2,500	86
Manitowoc Co.	5,100	192
Mattson Technology, Inc. (Æ)	13,000	146
MDC Holdings, Inc.	4,820	417
Measurement Specialties, Inc. (Æ)(Ñ)	7,584	193
Mettler Toledo International, Inc. (Æ)	5,800	298
Middleby Corp. (Ñ)	1,600	81
Milacron, Inc. (Æ)	25,545	87
Mine Safety Appliances Co.	2,300	117
MTS Systems Corp.	10,600	358
NACCO Industries, Inc. Class A	2,900	306
Nanometrics, Inc. (Æ)(Ñ)	3,200	52
Nordson Corp.	3,700	148
Orbital Sciences Corp. (Æ)(Ñ)	7,500	89
Pall Corp.	9,400	272
Paxar Corp. (Æ)	3,100	69
Pentair, Inc.	1,680	73
Photon Dynamics, Inc. (Æ)(Ñ)	9,600	233
Photronics, Inc. (Æ)	7,200	119
Powerwave Technologies, Inc. (Æ)	10,000	85
RAE Systems, Inc. (Æ)(Ñ)	30,900	226
Rayovac Corp. (Æ)	900	28
Rofin-Sinar Technologies, Inc. (Æ)	14,900	633
Roper Industries, Inc.	2,000	122
Spatialight, Inc. (Æ)(Ñ)	42,747	383
Standard-Pacific Corp.	6,300	404
Steelcase, Inc. Class A (Ñ)	5,600	78
Symmetricom, Inc. (Æ)	12,800	124
Technical Olympic USA, Inc.	2,600	66
Tecumseh Products Co. Class A	3,000	143
Teledyne Technologies, Inc. (Æ)	4,600	135
Terex Corp. (Æ)	4,700	224
Toll Brothers, Inc. (Æ)	2,000	137
United Defense Industries, Inc. (Æ)	4,000	189

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Woodward Governor Co.	800	57
Xyratex, Ltd. (Æ)	16,100	265
		12,601
Technology - 14.9%		
Acxiom Corp.	14,300	376
ADC Telecommunications, Inc. (Æ)	68,000	182
Aeroflex, Inc. (Æ)	28,100	341
Agile Software Corp. (Æ)	48,200	394
Aladdin Knowledge Systems (Æ)(Ñ)	4,300	106
Alliance Semiconductor Corp. (Æ)	12,200	45
Alloy, Inc. (Æ)(Ñ)	4,300	35
Alvarion, Ltd. (Æ)	3,300	44
Anixter International, Inc.	19,900	716
Anteon International Corp. (Æ)	5,600	234
Applera Corp. - Applied Biosystems Group	7,100	148
Applied Micro Circuits Corp. (Æ)	24,700	104
Ariba, Inc. (Æ)	33,200	551
Ascential Software Corp. (Æ)	20,400	333
AsiaInfo Holdings, Inc. (Æ)	4,900	29
ATI Technologies, Inc. (Æ)	35,200	683
Atmel Corp. (Æ)	17,900	70
Audible, Inc. (Æ)(Ñ)	4,600	120
Avaya, Inc. (Æ)	26,700	459
Avnet, Inc. (Æ)	15,000	274
Avocent Corp. (Æ)	5,100	207
AVX Corp. (Ñ)	7,300	92
Business Objects SA - ADR (Æ)	8,800	223
CACI International, Inc. Class A (Æ)	1,400	95
Cadence Design Systems, Inc. (Æ)	2,900	40
CallWave, Inc. (Æ)	12,800	198
Ceridian Corp. (Æ)	11,600	212
Cirrus Logic, Inc. (Æ)(Ñ)	5,800	32
Cognos, Inc. (Æ)	10,200	449
CommScope, Inc. (Æ)	12,700	240
Comtech Telecommunications Corp. (Æ)(Ñ)	8,300	312
Comverse Technology, Inc. (Æ)	19,100	467
Concurrent Computer Corp. (Æ)	8,200	23
Cree, Inc. (Æ)(Ñ)	27,600	1,106
Digi International, Inc.	2,600	45
Digital River, Inc. (Æ)(Ñ)	18,700	778
Diodes, Inc. (Æ)	8,600	195
Ditech Communications Corp. (Æ)	4,700	70
ORS Technologies, Inc. (Æ)(Ñ)	12,800	547
E.piphany, Inc. (Æ)	22,500	109
EDO Corp.	8,300	264
Enterasys Networks, Inc. (Æ)	23,900	43
Epicor Software Corp. (Æ)	16,500	233
Equinix, Inc. (Æ)(Ñ)	15,400	658
Fairchild Semiconductor International, Inc. (Æ)	15,200	247
Filenet Corp. (Æ)	5,000	129
Formfactor, Inc. (Æ)	7,600	206
Gateway, Inc. (Æ)	36,900	222
ID Systems, Inc. (Æ)(Ñ)	13,900	259
II-VI, Inc.	9,200	391
Imergent, Inc. (Æ)	9,700	147
Infocrossing, Inc. (Æ)(Ñ)	10,900	185
InFocus Corp. (Æ)	19,300	177
Informatica Corp. (Æ)	29,200	237
Ingram Micro, Inc. Class A (Æ)	27,400	570
Innovative Solutions & Support, Inc. (Æ)(Ñ)	10,253	342
Integrated Device Technology, Inc. (Æ)	41,700	482
Intergraph Corp. (Æ)	12,900	347
International Rectifier Corp. (Æ)	3,800	169
Internet Security Systems (Æ)	19,300	449
Intersil Corp. Class A	14,400	241
Interwoven, Inc. (Æ)	3,200	35
Jupitermedia Corp. (Æ)	17,700	421
Keane, Inc. (Æ)	11,500	169
Keynote Systems, Inc. (Æ)	10,300	143
Kongzhong Corp. Class R (Æ)(Ñ)	16,300	157
LeCroy Corp. (Æ)	1,000	23
Lions Gate Entertainment Corp. (Æ)(Ñ)	18,000	191
M-Systems Flash Disk Pioneers (Æ)(Ñ)	7,200	142
Macromedia, Inc. (Æ)	13,000	405
Macrovision Corp. (Æ)	4,000	103
Manhattan Associates, Inc. (Æ)	4,600	110
Matrixone, Inc. (Æ)	73,700	483
Maxtor Corp. (Æ)	62,800	333
MEMC Electronic Materials, Inc. (Æ)	12,600	167
Mercury Computer Systems, Inc. (Æ)	12,900	383
Mercury Interactive Corp. (Æ)	5,100	232
Methode Electronics, Inc.	17,100	220
Micros Systems, Inc. (Æ)	4,900	383
Microsemi Corp. (Æ)	10,900	189
Moldflow Corp. (Æ)	2,200	35
MRV Communications, Inc. (Æ)(Ñ)	22,300	82
MSC.Software Corp. (Æ)(Ñ)	13,100	137
Multi-Fineline Electronix, Inc. (Æ)(Ñ)	9,600	175
National Instruments Corp.	2,750	75
Novatel Wireless, Inc. (Æ)(Ñ)	6,700	130
Nvidia Corp. (Æ)	1,500	35
Open Solutions, Inc. (Æ)	17,650	458

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Oplink Communications, Inc. (Æ)	10,200	20
Parametric Technology Corp. (Æ)	41,400	244
Pec Solutions, Inc. (Æ)(Ñ)	3,700	52
PerkinElmer, Inc.	15,700	353
Pinnacle Systems, Inc. (Æ)	13,500	82
PMC - Sierra, Inc. (Æ)	11,500	129
Quantum Corp. (Æ)(Ñ)	79,600	209
Quest Software, Inc. (Æ)	14,700	235
Radisys Corp. (Æ)	7,600	149
RADWARE, Ltd. (Æ)	3,000	78
Redback Networks, Inc. (Æ)(Ñ)	9,800	53
Sandisk Corp. (Æ)	2,900	72
Sapient Corp. (Æ)	10,500	83
Scansource, Inc. (Æ)	1,900	118
Seachange International, Inc. (Æ)(Ñ)	10,400	181
Semtech Corp. (Æ)	14,500	317
Siebel Systems, Inc. (Æ)	28,700	301
Sigmatel, Inc. (Æ)	10,050	357
Silicon Image, Inc. (Æ)	14,000	230
SimpleTech, Inc. (Æ)	5,200	24
Skyworks Solutions, Inc. (Æ)	15,000	141
Spectrasite, Inc. (Æ)	7,700	446
SS&C Technologies, Inc.	13,700	283
Stratasys, Inc. (Æ)	3,400	114
Sycamore Networks, Inc. (Æ)	10,200	41
SYKES Enterprises, Inc. (Æ)	2,200	15
Symbol Technologies, Inc.	17,100	296
Synaptics, Inc. (Æ)	2,500	76
SYNNEX Corp. (Æ)	1,600	39
Tekelec (Æ)	7,000	143
Tellabs, Inc. (Æ)	12,100	104
TIBCO Software, Inc. (Æ)	12,800	171
Transaction Systems Architects, Inc. Class A (Æ)	4,000	79
Unisys Corp. (Æ)	17,400	177
Utstarcom, Inc. (Æ)(Ñ)	6,600	146
Verity, Inc. (Æ)	6,300	83
WatchGuard Technologies (Æ)	2,300	10
Wavecom SA - ADR (Æ)	10,800	78
WebMethods, Inc. (Æ)	3,000	22
Websense, Inc. (Æ)	21,500	1,091
Western Digital Corp. (Æ)	22,200	241
Zhone Technologies, Inc. (Æ)	10,400	27
		29,208
Utilities - 3.2%		
AGL Resources, Inc.	8,200	273
Allete, Inc.	1,900	70
Aquila, Inc. (Æ)(Ñ)	64,600	238
Avista Corp.	2,000	35
Boston Communications Group (Æ)	4,800	44
Centerpoint Energy, Inc.	9,800	111
CMS Energy Corp. (Æ)	13,000	136
Commonwealth Telephone Enterprises, Inc. (Æ)	3,300	164
Dobson Communications Corp. Class A (Æ)	16,500	29
Energen Corp.	11,300	666
Laclede Group, Inc. (The)	1,000	31
MDU Resources Group, Inc.	8,200	219
NII Holdings, Inc. (Æ)(Ñ)	1,800	86
Northeast Utilities	40,300	760
Northwest Natural Gas Co.	1,700	57
NSTAR	4,700	255
OGE Energy Corp.	8,700	231
Pinnacle West Capital Corp.	2,800	124
PTEK Holdings, Inc. (Æ)	18,300	196
Quantum Fuel Systems Technologies Worldwide, Inc. (Æ)(Ñ)	3,500	21
SEMCO Energy, Inc.	3,900	21
Sierra Pacific Resources (Æ)(Ñ)	44,400	466
South Jersey Industries, Inc.	800	42
Southwest Gas Corp.	2,100	53
Southwestern Energy Co. (Æ)	3,300	167
Ubiquitel, Inc. (Æ)	9,800	70
UGI Corp.	13,800	565
UnitedGlobalCom, Inc. Class A (Æ)(Ñ)	25,900	250
US Cellular Corp. (Æ)	11,000	492
USA Mobility, Inc. (Æ)	1,700	60
Western Gas Resources, Inc.	1,300	38
Western Wireless Corp. Class A (Æ)	3,100	91
WGL Holdings, Inc.	2,800	86
WPS Resources Corp.	100	6
		6,153
Total Common Stocks (cost $153,430)		187,051

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Short-Term Investments - 4.5%		
Frank Russell Investment Company		
Money Market Fund	8,047,000	8,047
United States Treasury Bill (ž)(§)		
2.244% due 03/17/05	700	696
Total Short-Term Investments		
(cost $8,744)		8,743
Warrants & Rights - 0.0%		
Dime Bancorp.		
2005 Warrants (Æ)	35,400	6
Total Warrants & Rights		
(cost $8)		6
Other Securities - 11.3%		
State Street Securities Lending Quality		
Trust (×)	22,022,331	22,022
Total Other Securities		
(cost $22,022)		22,022
Total Investments - 111.4%		
(identified cost $184,204)		217,822
Other Assets and Liabilities, Net - (11.4%)		(22,239)
Net Assets - 100.0%		195,583

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds
Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands

Futures Contracts (Number of Contracts)	Notional Amount $	Unrealized Appreciation (Depreciation) $
Long Positions		
Russell 2000 E-Mini Index expiration date 03/05 (100)	6,540	261
Russell 2000 Index expiration date 03/05 (2)	654	14
S&P 500 E-Mini Index expiration date 03/05 (1)	61	1
S&P 500 Index expiration date 03/05 (4)	1,214	6
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts		282

Portfolio Summary (Unaudited)	% of Net Assets
Auto and Transportation	5.3
Consumer Discretionary	19.0
Consumer Staples	1.9
Financial Services	19.4
Health Care	10.7
Materials and Processing	9.1
Miscellaneous	0.6
Other Energy	5.1
Producer Durables	6.4
Technology	14.9
Utilities	3.2
Short-Term Investments	4.5
Warrants & Rights	—*
Other Securities	11.3
Total Investments	111.4
Other Assets and Liabilities, Net	(11.4)
Net Assets	100.0
Futures Contracts	0.1

* Less than .05%

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds
Non-U.S. Fund

Portfolio Management Discussion — December 31, 2004 (Unaudited)



Growth of a $10,000 Investment
Non-US Fund
MSCI EAFE Index**
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
$8,000
Inception*
1997
1998
1999
2000
2001
2002
2003
2004
Periods ended December 31

Non-U.S. Fund

Periods Ended 12/31/04	Growth of $10,000	Total Return
1 Year	$ 11,830	18.30%
5 Years	$ 9,295	(1.45)%§
Inception	$ 14,043	4.34% §

MSCI EAFE Index

Periods Ended 12/31/04	Growth of $10,000	Total Return
1 Year	$ 12,070	20.70%
5 Years	$ 9,605	(0.80)%§
Inception	$ 15,015	5.21% §

What is the Fund's investment objective?

The Fund seeks to provide long term capital growth.

How did the Fund perform relative to its benchmark for the fiscal year ended December 31, 2004?

For the fiscal year ended December 31, 2004, the Non-U.S. Fund gained 18.30%. This compared to its benchmark, the MSCI EAFE Index, which gained 20.70%. The Fund's performance is net of operating expenses of 1.15%. Index returns do not reflect deduction for fees or expenses. Index returns do not include fair valuation adjustments which may be included in fund returns.

How did the market conditions, as described starting on page 4 of this report, affect the Fund's performance?

The Fund's money managers maintained investment disciplines. The money managers' analysis of fundamentals frequently supported continued investment in companies they believed most likely to benefit from improving economic trends. Money managers often favored companies undergoing restructuring activity which they believed would lead to market recognition. Money managers increased exposure to Japan over the course of the year, moving from a modest underweight to a modest overweight. Investments in the markets of the Pacific region, particularly in Hong Kong-listed companies, were generally predicated on the expectation that recovering U.S. economic activity and strong growth in China would lead to earnings-driven gains in the Pacific region markets. The Fund's more momentum-driven money managers, whose strategies rely on positive (or negative) pricing trends as a signal of the market's increased (or decreased) interest in a stock, country or sector, rotated into several stocks and/or sectors experiencing positive pricing trends. However, frequent rotations in market leadership in response to new developments, including economic and political news, proved frustrating for momentum-driven decisions. This environment was not favorable for investment strategies relying on the persistence of price movements. This had a particularly negative affect on Oechsle's results during the year, but also negatively impacted the other money managers' results to a lesser degree.

What were the primary contributors and detractors to the Fund's performance during the last 12 months?

The Fund's emphasis on stocks with above-average forecasted long-term earnings growth and positive price momentum proved ineffective and detracted from Fund performance relative to benchmark. This was reflected in the Fund's limited effectiveness in stock selection, which accounted for most of the Fund's shortfall relative to the benchmark. However, sector and country allocations also contributed to the Fund's underperformance. From a sector perspective, an underweight to utilities and consumer staples stocks, and a modest overweight to the technology sector contributed to the underperformance relative to the benchmark. In addition, the Fund's overweight to more cyclical regions, Hong Kong and Japan in particular, and underweight to Australia and the United Kingdom were also detractors from performance.

How did the investment strategies and techniques employed by the Fund and its money managers affect its performance?

The Fund maintained a style-balanced profile over the period. This proved critical given the poor market climate for growth style investing. Growth stocks generally lagged value stocks during the year. The MSCI EAFE Value Index gained 24.88% in US dollars and the MSCI EAFE Growth Index gained 16.48% for the year ended December 31, 2004.

Strategic constraints on the Fund's country and sector positioning limited the impact on Fund results. From a country perspective, underweight positions in Australia and Austria resulted in an opportunity cost given strong gains in these two markets. An overweight position in Germany also detracted from Fund performance given that market's weak performance.

Overall sector positioning had a positive impact on performance.

Describe any changes to the Fund's structure or the money manager line-up.

The assignment for Oechsle International Advisors, LLC, one of the Fund's growth-oriented money managers, was changed in June from a moderate-risk investment strategy to a more concentrated, aggressive investment strategy. This change was made to attempt to capitalize on the strengths of Oechsle's research and to shift reliance for investment decision-making from a team of Oechsle's investment professionals to a single key individual.

Money Managers as of December 31, 2004	Styles
AQR Capital Management, LLC	Market-Oriented
Fidelity Management & Research Company	Market-Oriented
Oechsle International Advisors, LLC	Growth
The Boston Company Asset Management, LLC	Value

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Morgan Stanley Capital International Europe, Australia, Far East (MSCI EAFE) Index is an index composed of an arithmetic, market value-weighted average of the performance of approximately 1,600 securities listed on the stock exchange of the countries of Europe, Australia, and the Far East. The index is calculated on a total-return basis, which includes reinvestment of gross dividends before deduction of withholding taxes.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Investments in securities of non-US issuers and foreign currencies involve investment risks different from those of US issuers. The Prospectus contains further information and details regarding these risks.

Russell Investment Funds
Non-U.S. Fund

Shareholder Expense Example — December 31, 2004 (Unaudited)

Fund Expenses

The following disclosure provides important information regarding each Fund's Expense Example, which appears on each Fund's individual page in this Annual Report. Please refer to this information when reviewing the Expense Example for a Fund.

Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees; and other Fund expenses. The Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period indicated, which for this Fund is from July 1, 2004 to December 31, 2004.

Actual Expenses

The information in the table under the heading "Actual Performance" provides information about actual account values and actual expenses. You may use the information in this column, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first column in the row entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The information in the table under the heading "Hypothetical Performance (5% return before expenses)" provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the information under the heading "Hypothetical Performance (5% return before expenses)" is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Actual Performance	Hypothetical Performance (5% return before expenses)
Beginning Account Value July 1, 2004	$ 1,000.00	$ 1,000.00
Ending Account Value December 31, 2004	$ 1,133.40	$ 1,019.22
Expenses Paid During Period*	$ 6.17	$ 5.84

* Expenses are equal to the Fund's annualized expense ratio of 1.15%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period). Reflects amounts waived and/or reimbursed by the investment adviser. Without the waiver and/or reimbursement, expenses would have been higher.

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Common Stocks - 92.7%		
Australia - 2.8%		
Amcor, Ltd.	96,322	555
AMP Ltd.	43,000	245
Ansell, Ltd.	100	1
Australia & New Zealand Banking Group, Ltd.	28,817	465
Australian Gas Light Co., Ltd.	1,800	19
AXA Asia Pacific Holdings, Ltd.	13,600	44
BHP Billiton, Ltd.	58,064	698
Billabong International, Ltd. (Ñ)	10,100	91
BlueScope Steel, Ltd.	9,400	61
Boral, Ltd.	9,300	50
Brambles Industries, Ltd.	2,100	11
CFS Gandel Retail Trust	23,400	29
Coca-Cola Amatil, Ltd.	2,300	15
Coles Myer, Ltd.	6,800	53
Commonwealth Bank of Australia	8,400	211
Commonwealth Property Office Fund	18,200	18
ConnectEast Group (Æ)	54,566	29
CSL, Ltd.	11,002	252
CSR, Ltd.	24,300	51
David Jones, Ltd. (Ñ)	23,600	41
DB RREEF Trust	11,647	12
Foster's Group, Ltd.	76,743	348
Futuris Corp., Ltd.	6,700	11
General Property Trust	30,500	89
Iluka Resources, Ltd.	4,300	21
ING Industrial Fund	10,200	17
Insurance Australia Group, Ltd.	14,600	74
Lend Lease Corp., Ltd.	600	6
Lion Nathan, Ltd.	6,300	42
Macquarie Bank, Ltd.	6,400	233
Macquarie Goodman Industrial Trust	1,400	3
Macquarie Infrastructure Group	6,200	17
National Australia Bank, Ltd.	43,275	978
Newcrest Mining, Ltd.	100	1
OneSteel, Ltd.	20,900	42
Orica, Ltd.	3,600	57
Origin Energy, Ltd.	5,600	30
PaperlinX, Ltd.	26,500	98
Promina Group, Ltd.	68,188	289
Publishing & Broadcasting, Ltd.	6,720	92
QBE Insurance Group, Ltd.	27,835	335
Rinker Group, Ltd.	27,736	232
Rio Tinto, Ltd.	800	25
Santos, Ltd.	4,000	27
Sons of Gwalia, Ltd. (Å)	8,400	—
Stockland	8,900	42
Suncorp-Metway, Ltd.	3,800	52
TABCORP Holdings, Ltd.	2,340	32
Telstra Corp., Ltd.	5,300	20
Wesfarmers, Ltd.	1,900	59
Westfield Group (Æ)(Ñ)	41,656	536
Westpac Banking Corp.	11,900	182
WMC Resources, Ltd.	29,100	165
Woodside Petroleum, Ltd.	2,100	33
Woolworths, Ltd.	3,300	39
		7,178
Belgium - 1.0%		
Belgacom SA (Æ)	12,000	519
Colruyt SA	2,433	395
Compagnie Maritime Belge SA (Ñ)	500	14
Delhaize Group	800	61
Dexia (Ñ)	3,300	76
Electrabel (Ñ)	107	48
Euronav NV (Ñ)	600	16
Fortis	33,420	925
KBC Bancassurance Holding	1,000	77
Mobistar SA (Æ)	3,800	356
Solvay SA Class A	500	55
Umicore	100	9
		2,551
Brazil - 0.3%		
Petroleo Brasileiro SA - ADR (Ñ)	10,320	414
Telecomunicacoes Brasileiras SA - ADR (Ñ)	12,400	399
		813
China - 0.5%		
China Petroleum & Chemical Corp. Class A	1,692,000	691
PetroChina Co., Ltd.	1,324,000	707
ZTE Corp. Class H	7,000	23
		1,421
Denmark - 0.6%		
AP Moller - Maersk A/S Class B	1	8
Danske Bank A/S	28,190	864
East Asiatic Co., Ltd. A/S	600	31
ISS A/S	2,900	162
Novo-Nordisk A/S Class B	8,484	464

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
TDC A/S	1,500	64
William Demant Holding (Æ)	400	19
		1,612
Finland - 1.1%		
Elisa Corp. Class S (Æ)	600	10
Fortum OYJ	42,600	789
Kone OYJ Class B	200	16
M-real OYJ Class S	82,600	528
Nokia OYJ	26,700	422
Nokia OYJ - ADR (Ñ)	20,408	322
Nokian Renkaat OYJ	200	30
Orion OYJ Class B	2,300	37
Sampo OYJ	4,800	66
Stora Enso OYJ Class R	300	5
UPM-Kymmene OYJ	26,369	586
		2,811
France - 9.5%		
Alcatel SA (Æ)	100	2
AXA (Ñ)	25,589	632
BNP Paribas (Ñ)	30,084	2,180
Carrefour SA (Ñ)	18,950	903
Christian Dior SA	3,300	224
Cie de Saint-Gobain (Ñ)	4,700	283
CNP Assurances (Ñ)	5,910	423
Credit Agricole SA	15,363	464
Eiffage	166	19
France Telecom SA	59,033	1,955
Groupe Danone	60	6
L'Oreal SA	13,677	1,038
Lafarge SA (Ñ)	13,302	1,284
Lagardere S.C.A. (Ñ)	12,557	906
Pernod-Ricard (Ñ)	8,240	1,262
Peugeot SA (Ñ)	5,700	362
Renault SA	800	67
Sanofi-Aventis	26,441	2,113
Schneider Electric SA (Ñ)	10,290	716
Societe Assurances Generales de France	1,000	75
Societe BIC SA (Ñ)	800	40
Societe Generale (Ñ)	7,800	789
Suez SA (Ñ)	9,800	261
Thomson (Ñ)	22,471	594
Total SA (Ñ)	16,121	3,521
Total SA - ADR	8,716	952
Valeo SA (Ñ)	19,200	804
Vinci SA (Ñ)	1,900	255
Vivendi Universal SA (Æ)	73,565	2,349
Zodiac SA	1,200	56
		24,535
Germany - 5.2%		
Adidas-Salomon AG (Ñ)	7,107	1,147
Allianz AG	8,300	1,101
AMB Generali Holding AG	300	24
BASF AG	2,600	187
Bayer AG	2,000	68
Bayerische Hypo-und Vereinsbank AG	2,400	54
Celesio AG	2,600	211
Commerzbank AG (Æ)	3,300	68
Continental AG	9,900	629
DaimlerChrysler AG	2,600	125
Deutsche Bank AG	6,089	541
Deutsche Boerse AG	13,687	824
Deutsche Lufthansa AG	30,477	437
Deutsche Post AG	47,140	1,083
Deutsche Postbank AG	7,300	322
Deutsche Telekom AG (Æ)	55,000	1,245
E.ON AG	17,693	1,613
Fresenius Medical Care AG	2,200	177
Hannover Rueckversicherung AG	2,500	98
Heidelberger Druckmaschinen (Æ)(Ñ)	10,000	340
Infineon Technologies AG (Æ)	6,600	72
KarstadtQuelle AG (Ñ)	31,888	329
MAN AG	7,700	297
Medion AG (Ñ)	7,500	158
Merck KGaA	4,400	303
Metro AG (Ñ)	1,700	93
MG Technologies AG (Æ)	1,200	14
MLP AG (Ñ)	600	12
Muenchener Rueckversicherungs AG	940	116
Puma AG Rudolf Dassler Sport	1,035	285
SAP AG	192	34
Schering AG	1,712	128
Siemens AG	4,100	348
ThyssenKrupp AG	3,000	66
TUI AG	8,800	208
Volkswagen AG (Ñ)	17,300	784
		13,541

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Greece - 0.4%		
Cosmote Mobile Telecommunications SA	17,100	342
EFG Eurobank Ergasias SA	11,700	402
OPAP SA	14,250	394
		1,138
Hong Kong - 1.2%		
Bank of East Asia, Ltd.	147,145	457
BOC Hong Kong Holdings, Ltd. (Ñ)	22,000	42
Cathay Pacific Airways, Ltd.	12,000	23
Cheung Kong Holdings, Ltd.	29,000	290
China Mobile Hong Kong, Ltd.	141,000	478
Citic Pacific, Ltd.	39,500	112
CLP Holdings, Ltd.	35,500	204
Esprit Holdings, Ltd.	25,000	151
Giordano International, Ltd.	4,000	2
Hang Seng Bank, Ltd.	2,800	39
Henderson Land Development Co., Ltd. (Ñ)	3,000	16
HongKong Electric Holdings	9,000	41
Hopewell Holdings	15,000	38
Hutchison Telecommunications International, Ltd. (Æ)	20,000	18
Hutchison Whampoa, Ltd.	33,000	309
Kerry Properties, Ltd.	13,500	29
Li & Fung, Ltd.	42,000	71
MTR Corp.	18,500	30
New World Development, Ltd.	30,000	34
Orient Overseas International, Ltd.	8,000	30
PCCW, Ltd.	278,000	176
Shangri-La Asia, Ltd. (Ñ)	14,000	21
Sino Land Co.	16,000	16
Sun Hung Kai Properties, Ltd.	5,000	50
Swire Pacific, Ltd.	26,000	217
Techtronic Industries Co.	43,000	94
Wharf Holdings, Ltd.	41,000	143
		3,131
Indonesia - 0.3%		
Telekomunikasi Indonesia Tbk PT - ADR	11,905	248
Telekomunikasi Indonesia Tbk PT	939,500	488
		736
Ireland - 0.7%		
Bank of Ireland	70,888	1,172
CRH PLC	23,200	621
		1,793
Italy - 5.0%		
Arnoldo Mondadori Editore SpA	6,200	72
Autostrade SpA	18,200	487
Banca Intesa SpA (Ñ)	80,303	386
Banche Popolari Unite SCRL	18,583	378
Banco Popolare di Verona e Novara SCRL (Æ)	29,370	597
Benetton Group SpA (Ñ)	27,455	363
Enel SpA	110,317	1,084
ENI SpA (Ñ)	169,427	4,242
Finmeccanica SpA	672,140	609
Fondiaria-Sai SpA (Ñ)	7,600	205
Gruppo Editoriale L'Espresso SpA (Ñ)	3,100	19
Hera SpA	18,300	53
Italcementi SpA (Ñ)	9,300	150
Lottomatica SpA	1,800	66
Mediaset SpA	18,300	232
Milano Assicurazioni SpA	10,500	59
Parmalat Finanziaria SpA (Æ)	12,500	2
Pirelli & C SpA	10,800	15
Riunione Adriatica di Sicurta SpA	15,562	352
Sanpaolo IMI SpA	11,905	171
Snam Rete Gas SpA	59,400	346
Telecom Italia Media SpA (Æ)(Ñ)	71,400	32
Telecom Italia SpA	501,245	1,864
UniCredito Italiano SpA	182,100	1,047
		12,831
Japan - 21.6%		
77 Bank, Ltd. (The)	85,200	599
Acom Co., Ltd.	430	32
Aeon Co., Ltd.	13,100	219
Aiful Corp.	300	33
Aioi Insurance Co., Ltd.	15,000	69
Aisin Seiki Co., Ltd.	10,900	276
All Nippon Airways Co., Ltd. (Ñ)	9,000	31
Alps Electric Co., Ltd.	26,900	401
Amano Corp.	2,000	20
Aoyama Trading Co., Ltd.	500	14
Arrk Corp.	2,700	111
Asahi Breweries, Ltd. (Ñ)	4,500	56
Asahi Glass Co., Ltd.	37,000	408
Asahi Kasei Corp.	9,000	45

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Autobacs Seven Co., Ltd. (Ñ)	600	18
Bandai Visual Co., Ltd.	4	11
Bank of Fukuoka, Ltd. (The)	2,000	13
Bank of Yokohama, Ltd. (The)	11,000	69
Benesse Corp.	800	28
Bridgestone Corp.	14,000	279
Canon, Inc.	27,500	1,484
Central Glass Co., Ltd.	4,000	28
Chiba Bank, Ltd. (The)	11,000	74
Chubu Electric Power Co., Inc.	5,300	127
Citizen Watch Co., Ltd.	8,000	77
Cosmo Oil Co., Ltd.	15,000	44
Credit Saison Co., Ltd.	23,900	870
CSK Corp.	400	18
D&M Holdings, Inc. (Æ)	20,000	49
Dai Nippon Printing Co., Ltd.	1,000	16
Daihatsu Motor Co., Ltd.	5,000	40
Daiichi Pharmaceutical Co., Ltd.	400	9
Daikin Industries, Ltd.	6,400	185
Daimaru, Inc.	6,000	49
Dainippon Ink and Chemicals, Inc.	2,000	5
Dainippon Pharmaceutical Co., Ltd.	1,000	10
Dainippon Screen Manufacturing Co., Ltd.	7,000	43
Daito Trust Construction Co., Ltd.	800	38
Daiwa House Industry Co., Ltd.	18,000	205
Daiwa Securities Group, Inc.	40,000	289
Dentsu, Inc.	163	439
Disco Corp.	100	5
Don Quijote Co., Ltd. (Ñ)	2,400	122
eAccess, Ltd. (Æ)	25	22
East Japan Railway Co.	72	401
Eisai Co., Ltd.	1,100	36
FamilyMart Co., Ltd.	1,000	29
Fast Retailing Co., Ltd.	3,100	236
Fuji Electric Holdings Co., Ltd.	4,000	11
Fuji Heavy Industries, Ltd.	80,400	392
Fuji Machine Manufacturing Co., Ltd.	4,800	47
Fuji Photo Film Co., Ltd.	19,100	697
Fujisawa Pharmaceutical Co., Ltd.	700	19
Fujitsu, Ltd.	48,000	312
Funai Electric Co., Ltd.	3,300	410
Global Media Online, Inc.	800	19
Hachijuni Bank, Ltd. (The)	2,000	14
Hankyu Department Stores	3,000	22
HIS Co., Ltd.	4,300	84
Hitachi Cable, Ltd.	16,000	75
Hitachi Chemical Co., Ltd.	2,900	52
Hitachi Kokusai Electric, Inc.	8,000	70
Hitachi Software Engineering Co., Ltd.	300	7
Hitachi Zosen Corp. (Æ)	14,000	21
Hitachi, Ltd.	19,000	132
Hokkaido Electric Power Co., Inc.	1,300	26
Hokuhoku Financial Group, Inc.	38,000	104
Honda Motor Co., Ltd.	26,400	1,368
Hoya Corp.	2,100	237
Isuzu Motors, Ltd. (Æ)(Ñ)	19,000	56
Ito-Yokado Co., Ltd.	6,400	269
Itochu Corp.	16,000	74
Japan Radio Co., Ltd. (Æ)(Ñ)	12,000	46
Japan Tobacco, Inc.	18	206
JFE Holdings, Inc.	3,700	106
Joyo Bank, Ltd. (The)	8,000	39
Kadokawa Holdings, Inc.	4,800	199
Kamigumi Co., Ltd. (Ñ)	14,000	112
Kaneka Corp.	13,000	147
Kansai Electric Power Co., Inc. (The)	9,300	189
Kao Corp.	24,000	614
Kawasaki Heavy Industries, Ltd. (Ñ)	14,000	23
Kawasaki Kisen Kaisha, Ltd.	10,000	64
KDDI Corp.	172	927
Keihin Corp.	1,400	23
Keio Electric Railway Co., Ltd.	12,000	70
Keyence Corp.	600	134
Kobe Steel, Ltd.	5,000	8
Koei Co., Ltd.	3,400	85
Komatsu, Ltd.	3,000	21
Konica Minolta Holdings, Inc.	30,000	398
Kubota Corp.	14,000	69
Kuraray Co., Ltd.	44,700	401
Kyocera Corp.	1,600	123
Kyushu Electric Power Co., Inc.	4,000	81
Lawson, Inc.	12,600	465
Leopalace21 Corp.	500	9
Livedoor Co., Ltd. (Æ)	1,243	5
Mabuchi Motor Co., Ltd.	8,300	599
Makita Corp. (Ñ)	3,000	52
Mars Engineering Corp.	2,200	74
Marubeni Corp.	27,000	75
Matsumotokiyoshi Co., Ltd.	16,700	476
Matsushita Electric Industrial Co., Ltd.	35,000	555
MEDICEO Holdings Co., Ltd. (Ñ)	500	6
Meiji Dairies Corp.	8,000	47
Meitec Corp.	2,500	93
Millea Holdings, Inc.	7	104
Minebea Co., Ltd.	119,000	519
Mitsubishi Chemical Corp.	21,000	64
Mitsubishi Corp.	4,700	61

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Mitsubishi Electric Corp.	14,000	69
Mitsubishi Estate Co., Ltd.	112,000	1,312
Mitsubishi Gas Chemical Co., Inc.	4,000	19
Mitsubishi Heavy Industries, Ltd.	22,000	62
Mitsubishi Materials Corp.	7,000	15
Mitsubishi Rayon Co., Ltd.	43,000	157
Mitsubishi Securities Co., Ltd. (Ñ)	16,000	175
Mitsubishi Tokyo Financial Group, Inc.	160	1,624
Mitsui & Co., Ltd.	36,000	323
Mitsui Engineering & Shipbuilding Co., Ltd.	21,000	36
Mitsui Fudosan Co., Ltd.	25,000	304
Mitsui OSK Lines, Ltd.	16,000	96
Mitsui Sumitomo Insurance Co., Ltd.	8,000	69
Mitsui Trust Holdings, Inc.	12,000	120
Mizuho Financial Group, Inc.	149	750
Murata Manufacturing Co., Ltd.	8,400	470
Namco, Ltd.	2,000	26
NEC Corp.	33,000	205
NEC System Intergration & Construction, Ltd.	700	6
NET One Systems Co., Ltd.	43	179
Nichirei Corp.	1,000	4
Nidec Copal Corp. (Ñ)	4,100	65
Nidec Corp.	1,200	146
Nikko Cordial Corp.	5,000	27
Nintendo Co., Ltd.	400	50
Nippon Electric Glass Co., Ltd. (Ñ)	8,000	205
Nippon Express Co., Ltd.	184,600	910
Nippon Kayaku Co., Ltd.	1,000	6
Nippon Light Metal Co., Ltd. (Ñ)	24,000	61
Nippon Mining Holdings, Inc.	3,000	14
Nippon Oil Corp.	32,000	205
Nippon Steel Corp.	109,000	267
Nippon Telegraph & Telephone Corp.	150	673
Nippon Yusen Kabushiki Kaisha	6,000	32
Nishi-Nippon City Bank, Ltd. (The)	39,000	150
Nissan Motor Co., Ltd.	13,300	145
Nissen Co., Ltd.	3,800	51
Nisshin Steel Co., Ltd.	26,000	60
Nisshinbo Industries, Inc.	2,000	15
Nitto Denko Corp.	7,200	395
NOK Corp.	6,900	216
Nomura Holdings, Inc.	11,000	160
NS Solutions Corp.	2,800	77
NSK, Ltd.	4,000	20
NTT DoCoMo, Inc.	46	85
Obayashi Corp.	3,000	19
OJI Paper Co., Ltd.	7,000	40
Olympus Corp.	20,900	446
Ono Pharmaceutical Co., Ltd.	400	22
ORIX Corp.	15,600	2,119
Parco Co., Ltd.	11,000	65
Promise Co., Ltd.	250	18
Rengo Co., Ltd.	2,000	9
Renown D'urban Holdings, Inc. (Æ)	4,100	35
Resona Holdings, Inc.	14,000	28
Ricoh Co., Ltd. (Ñ)	22,000	424
Rinnai Corp.	21,600	580
Rohm Co., Ltd.	6,900	714
Sanken Electric Co., Ltd.	10,000	131
Sankyo Co., Ltd.	7,400	220
Sanyo Electric Co., Ltd.	23,000	79
Sega Sammy Holdings, Inc. (Æ)	784	43
Seino Transportation Co., Ltd.	5,000	47
Sekisui House, Ltd.	50,800	592
Senshukai Co., Ltd.	4,000	34
SFCG Co., Ltd. (Ñ)	820	207
Shimachu Co., Ltd.	900	22
Shin-Etsu Chemical Co., Ltd. Class D	18,500	758
Shinko Electric Industries	2,900	89
Shiseido Co., Ltd.	24,900	361
Showa Shell Sekiyu KK	4,800	44
SKY Perfect Communications, Inc.	144	156
Skylark Co., Ltd.	31,700	545
SMC Corp.	1,300	149
Softbank Corp.	3,500	170
Sohgo Security Services Co., Ltd.	18,100	266
Sompo Japan Insurance, Inc.	9,000	92
Sony Corp.	4,300	166
Stanley Electric Co., Ltd.	10,600	182
STB Leasing Co., Ltd.	3,300	62
Sumisho Lease Co., Ltd.	5,500	224
Sumitomo Bakelite Co., Ltd.	68,900	435
Sumitomo Chemical Co., Ltd.	100,100	490
Sumitomo Corp.	21,000	181
Sumitomo Electric Industries, Ltd.	18,000	196
Sumitomo Forestry Co., Ltd.	16,000	161
Sumitomo Heavy Industries, Ltd. (Æ)	24,000	89
Sumitomo Metal Industries, Ltd.	19,000	26
Sumitomo Mitsui Financial Group, Inc. (Ñ)	217	1,578
Sumitomo Osaka Cement Co., Ltd.	50,000	122
Sumitomo Realty & Development Co., Ltd.	2,000	26
Sumitomo Rubber Industries, Inc.	11,000	103
Sumitomo Trust & Banking Co., Ltd. (The)	195,000	1,410

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Suruga Bank, Ltd.	1,000	8
T&D Holdings, Inc. (Æ)	8,050	385
Taiheiyo Cement Corp.	16,000	40
Takashimaya Co., Ltd.	1,000	10
Takeda Pharmaceutical Co., Ltd.	26,700	1,345
Takefuji Corp.	10,200	690
Tanabe Seiyaku Co., Ltd.	1,000	10
TDK Corp.	20,000	1,481
Telewave, Inc.	11	106
Terumo Corp.	900	24
Tobu Railway Co., Ltd.	5,000	19
Toda Corp.	4,000	20
Tohoku Electric Power Co., Inc.	2,400	43
Tokai Rika Co., Ltd.	3,000	52
Tokyo Electric Power Co., Inc. (The)	14,900	366
Tokyo Electron, Ltd.	12,600	776
Tokyo Gas Co., Ltd.	12,000	49
Toppan Printing Co., Ltd.	4,000	44
Toshiba Corp.	23,000	99
Tosoh Corp.	7,000	31
Toyo Seikan Kaisha, Ltd.	3,000	55
Toyoda Gosei Co., Ltd.	4,800	98
Toyota Motor Corp.	78,800	3,207
Toyota Tsusho Corp.	1,000	15
UFJ Holdings, Inc.	203	1,230
Uniden Corp.	7,000	138
UNY Co., Ltd.	1,000	11
USS Co., Ltd.	1,170	98
West Japan Railway Co.	16	65
World Co., Ltd.	600	21
Xebio Co., Ltd.	1,600	50
Yahoo! Japan Corp. (Æ)	8	38
Yamaha Corp.	1,200	18
Yamaha Motor Co., Ltd.	47,400	711
Yamanouchi Pharmaceutical Co., Ltd.	3,800	148
Yamato Transport Co., Ltd.	41,000	608
Yokogawa Electric Corp. (Ñ)	8,000	107
Yokohama Rubber Co., Ltd. (The)	1,000	4
York-Benimaru Co., Ltd. Class D	3,100	96
		55,836
Luxembourg - 0.0%		
Arcelor	400	9
Millicom International Cellular SA (Æ)	4,700	105
		114
Mexico - 0.3%		
Coca-Cola Femsa SA de CV - ADR (Ñ)	17,000	404
Telefonos de Mexico SA de CV-ADR (Ñ)	10,550	405
		809
Morocco - 0.0%		
Maroc Telecom (Æ)	3,371	39
Netherlands - 3.7%		
ABN AMRO Holding NV	30,649	812
Aegon NV	51,184	698
Akzo Nobel NV	3,700	158
ASML Holding NV (Æ)	57,332	920
Buhrmann NV	14,900	145
CSM Class A	900	28
DSM NV	5,100	330
European Aeronautic Defense and Space Co.	10,100	294
Heineken NV	21,668	722
ING Groep NV	44,120	1,335
Koninklijke Philips Electronics NV (Ñ)	14,400	382
Koninklijke Philips Electronics NV	18,710	496
OCE NV	3,900	60
Rodamco Europe NV	3,100	246
Royal Dutch Petroleum Co.	20,100	1,157
Royal KPN NV	8,700	83
Royal Numico NV (Æ)	31,500	1,136
TPG NV	200	5
Unilever NV	200	13
Wolters Kluwer NV	32,774	658
		9,678
New Zealand - 0.1%		
Carter Holt Harvey, Ltd.	140,900	211
Telecom Corp. of New Zealand, Ltd.	16,690	74
		285
Norway - 0.3%		
DNB NOR ASA	42,592	420
Norsk Hydro ASA	2,140	169
Yara International ASA (Æ)	13,632	179
		768
Portugal - 0.1%		
Energias de Portugal SA	96,900	294

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Singapore - 1.0%		
CapitaLand, Ltd. (Ñ)	25,000	33
City Developments, Ltd.	33,000	143
ComfortDelgro Corp., Ltd.	24,000	23
DBS Group Holdings, Ltd.	96,400	951
Fraser and Neave, Ltd.	5,000	50
Jardine Cycle & Carriage, Ltd.	6,000	39
Keppel Corp., Ltd. (Ñ)	47,000	248
Keppel Land, Ltd.	7,000	10
NatSteel, Ltd.	10,000	13
Neptune Orient Lines, Ltd.	18,000	33
Oversea-Chinese Banking Corp.	2,000	16
Parkway Holdings, Ltd.	62,000	57
SembCorp Industries, Ltd.	23,000	23
Singapore Airlines, Ltd.	3,000	21
Singapore Press Holdings, Ltd.	19,000	53
Singapore Technologies Engineering, Ltd.	153,300	219
Singapore Telecommunications, Ltd.	24,790	36
SMRT Corp., Ltd.	3,000	2
Starhub, Ltd. (Æ)	29,000	19
United Overseas Bank, Ltd.	57,200	484
United Overseas Land, Ltd.	2,000	2
		2,475
South Africa - 0.2%		
Nedcor, Ltd.	33,683	465
South Korea - 0.7%		
Hyundai Motor Co.	14,560	781
Korea Electric Power Corp. - ADR (Ñ)	31,800	412
KT Corp. - ADR (Ñ)	20,200	440
POSCO - ADR (Ñ)	2,450	111
		1,744
Spain - 4.2%		
ACS Actividades Cons y Serv	15,513	354
Altadis SA	35,000	1,603
Amadeus Global Travel Distribution SA Class A	22,300	230
Antena 3 de Television SA (Æ)	300	22
Banco Sabadell SA	23,100	540
Banco Santander Central Hispano SA	41,600	516
Bankinter SA	2,100	112
Corp Mapfre SA	17,230	254
Endesa SA (Ñ)	51,102	1,201
Fomento de Construcciones y Contratas SA	1,200	58
Gamesa Corp. Tecnologica SA	1,100	15
Iberia Lineas Aereas de Espana	44,700	155
Indra Sistemas SA	18,000	308
Repsol YPF SA	28,923	753
Repsol YPF SA - ADR (Ñ)	28,739	748
Sociedad General de Aguas de Barcelona SA Class A	1,200	25
Sogecable SA (Æ)(Ñ)	9,400	417
Telefonica Moviles SA	300	4
Telefonica SA	189,886	3,577
Union Fenosa SA	4,400	116
		11,008
Sweden - 3.4%		
Atlas Copco AB Class A (Ñ)	700	32
Axfood AB	700	24
Electrolux AB	30,860	706
Elekta AB Class B (Æ)	1,600	46
Gambro AB Class A	3,000	43
Hennes & Mauritz AB Class B (Ñ)	48,619	1,694
Lundin Petroleum AB (Æ)	6,000	34
Nordea Bank AB (Ñ)	18,500	186
OMX AB (Æ)(Ñ)	2,400	31
Sandvik AB	1,800	73
Skandia Forsakrings AB (Ñ)	105,768	527
Skandinaviska Enskilda Banken AB Class A	5,800	112
Skanska AB Class B	5,100	61
Svenska Cellulosa AB Class B	1,300	55
Svenska Handelsbanken Class A (Ñ)	68,735	1,789
Swedish Match AB	3,500	40
Tele2 AB Class B (Ñ)	1,200	47
Telefonaktiebolaget LM Ericsson Class B (Æ)	980,394	3,128
TeliaSonera AB	7,000	42
Volvo AB		
Class A	1,500	57
Class B	600	24
		8,751
Switzerland - 7.4%		
ABB, Ltd. (Æ)	4,100	23
Clariant AG	27,205	439
Compagnie Financiere Richemont AG Class A	37,449	1,246
Credit Suisse Group	28,448	1,196
Georg Fischer AG (Æ)	219	57

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Givaudan	461	304
Julius Baer Holding AG Class B	1,520	457
Lonza Group AG	12,110	682
Micronas Semiconductor Hold (Æ)	100	5
Nestle SA	6,791	1,777
Nobel Biocare Holding AG	300	54
Novartis AG Class G	61,317	3,090
PubliGroupe SA	77	24
Rieter Holding AG	111	32
Roche Holding AG	25,089	2,888
Straumann Holding AG	180	37
Sulzer AG	336	134
Swatch Group AG Class B	300	44
Swiss Reinsurance	10,960	782
Swisscom AG	460	181
Synthes, Inc. (Æ)	4,116	461
UBS AG	54,733	4,590
Valora Holding AG	119	29
Xstrata PLC	8,600	154
Zurich Financial Services AG	2,762	460
		19,146
Taiwan - 0.7%		
First Financial Holding Co., Ltd. - GDR (Æ)(Þ)	39,085	671
Taiwan Semiconductor Manufacturing Co., Ltd. - ADR	89,909	716
United Microelectronics Corp. - ADR (Æ)(Ñ)	137,144	444
		1,831
Thailand - 0.7%		
Bangkok Bank PCL (Alien Market) (Æ)	296,200	869
Kasikornbank PCL (Alien Market) (Æ)	586,300	845
		1,714
United Kingdom - 19.7%		
3i Group PLC	73,580	941
Alliance & Leicester PLC	4,000	70
Alliance Unichem PLC	4,900	71
Anglo American PLC	36,283	858
Arriva PLC	7,000	73
Associated British Foods PLC	10,900	163
AstraZeneca PLC	12,260	445
Aviva PLC	46,400	559
AWG PLC	1,700	27
BAA PLC	62,300	699
BAE Systems PLC	193,977	858
Barclays PLC	133,235	1,499
Barratt Developments PLC	7,000	80
BG Group PLC	106,700	725
BHP Billiton PLC	26,300	308
BOC Group PLC	23,881	456
Boots Group PLC	54,025	680
BP PLC	403,554	3,936
Bradford & Bingley PLC	22,500	145
Brambles Industries PLC	32,100	160
British Airways PLC (Æ)	23,900	108
British American Tobacco PLC	78,204	1,348
British Land Co. PLC	33,200	571
British Sky Broadcasting PLC	25,750	278
BT Group PLC	256,000	998
Bunzl PLC	73,371	612
Cairn Energy PLC (Æ)	1,000	21
Carnival PLC	16,270	993
Centrica PLC	96,830	439
Colt Telecom Group PLC (Æ)	2,600	2
Compass Group PLC	7,300	35
Corus Group PLC (Æ)	112,308	109
Davis Service Group PLC	3,500	28
Diageo PLC	114,320	1,631
Dixons Group PLC	3,000	9
easyJet PLC (Æ)	92,800	335
EMI Group PLC	26,700	136
Firstgroup PLC	500	3
FKI PLC	17,500	39
GKN PLC	185,950	844
GlaxoSmithKline PLC	117,235	2,750
HBOS PLC	74,399	1,211
HMV Group PLC	34,200	171
HSBC Holdings PLC	213,105	3,598
Imperial Chemical Industries PLC	35,200	163
Imperial Tobacco Group PLC	59,324	1,625
Inchcape PLC	5,100	191
ITV PLC	103,178	209
J Sainsbury PLC	101,277	526
Kelda Group PLC	6,900	84
Kesa Electricals PLC	51,304	278
Kingfisher PLC	42,444	252
Land Securities Group PLC	2,300	62
Legal & General Group PLC	7,500	16
Lloyds TSB Group PLC	112,030	1,017
Man Group PLC	17,160	485
Marks & Spencer Group PLC	70,900	467
MFI Furniture PLC	11,700	28
Mitchells & Butlers PLC	28,758	188
mmO2 PLC (Æ)	24,300	57

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
MyTravel Group PLC (Æ)	53,200	6
Northern Foods PLC	46,900	154
Old Mutual PLC	21,500	55
Pennon Group PLC	6,100	117
Persimmon PLC	4,500	60
Prudential PLC	40,366	351
Punch Taverns PLC	4,300	57
Reed Elsevier PLC	4,000	37
Reuters Group PLC	67,800	491
Rexam PLC	41,391	365
Rio Tinto PLC	31,724	934
Rolls-Royce Group PLC	1,146,589	168
Royal & Sun Alliance Insurance Group PLC	106,900	159
Royal Bank of Scotland Group PLC	52,045	1,751
SABMiller PLC	3,100	51
Scottish & Newcastle PLC	5,800	49
Scottish & Southern Energy PLC	32,100	538
Scottish Power PLC	18,400	142
Shell Transport & Trading Co. PLC	348,381	2,970
Shire Pharmaceuticals PLC	11,100	117
Stagecoach Group PLC	30,795	67
Standard Chartered PLC	18,500	344
Tate & Lyle PLC	20,300	184
Taylor Woodrow PLC	5,700	30
Tesco PLC	90,800	561
Trinity Mirror PLC	7,600	93
Unilever PLC	85,450	839
United Business Media PLC	11,961	110
United Utilities PLC	10,200	106
Vodafone Group PLC	1,910,631	5,181
Warner Chilcott PLC	1,600	26
Wimpey George PLC	15,900	122
		50,905
Total Common Stocks		
(cost $185,833)		239,953
Preferred Stocks - 0.3%		
Germany - 0.3%		
Fresenius AG	4,900	459
Fresenius Medical Care AG	1,100	64
Porsche AG	2	1
ProSieben SAT.1 Media AG	8,623	158
		682
Italy - 0.0%		
Unipol SpA	12,600	44
Total Preferred Stocks		
(cost $457)		726

	Notional Amount $	Market Value $
Options Purchased - 0.3%		
(Number of Contracts)		
Belgium - 0.2%		
Bel20 Index Futures		
Jan 2005 2,927.99 (EUR) Call (49)	3,900	675
Switzerland - 0.1%		
Swiss Market Index Futures		
Mar 2005 5,622.30 (EUR) Put (52)	2,571	229
Mar 2005 5,658.00 (EUR) Put (4)	199	17
		246
Total Options Purchased		
(cost $890)		921

	Principal Amount ($) or Shares	Market Value $
Short-Term Investments - 6.2%		
United States - 6.2%		
Frank Russell Investment Company Money Market Fund	13,352,000	13,352
United States Treasury Bill (ž)(§)		
1.770% due 01/20/05 (ç)	1,500	1,498
1.840% due 03/17/05	1,200	1,193
		16,043
Total Short-Term Investments		
(cost $16,045)		16,043

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Warrants & Rights - 0.0%		
Germany - 0.0%		
KarstadtQuelle AG Rights (Æ)(Å)	25,000	—
Hong Kong - 0.0%		
Kingboard Chemical Holdings, Ltd. 2006 Warrants (Æ)	1,000	1
Total Warrants & Rights (cost $103)		1
Other Securities - 8.0%		
State Street Securities Lending Quality Trust (×)	20,647,080	20,647
Total Other Securities (cost $20,647)		20,647
Total Investments - 107.5% (identified cost $223,975)		278,291
Other Assets and Liabilities, Net - (7.5%)		(19,525)
Net Assets - 100.0%		258,766

Futures Contracts (Number of Contracts)	Notional Amount $	Unrealized Appreciation (Depreciation) $
Long Positions		
AEX Index (Netherlands) expiration date 01/05 (24)	2,272	11
CAC-40 Index (France) expiration date 03/05 (28)	1,457	(7)
DAX Index (Germany) expiration date 03/05 (14)	2,032	10
EUR STOXX 50 Index (EMU) expiration date 03/05 (66)	2,645	8
FTSE-100 Index (UK) expiration date 03/05 (37)	3,408	39
Hang Seng Index (Hong Kong) expiration date 01/05 (31)	2,836	—
IBEX Plus Indes (Spain) expiration date 01/05 (4)	492	9
SPI 200 Index (Australia) expiration date 03/05 (13)	1,033	12
TOPIX Index (Japan) expiration date 03/05 (36)	4,031	184
Short Positions		
CAC-40 Index (France) expiration date 01/05 (17)	882	—
FTSE-100 Index (UK) expiration date 03/05 (20)	1,842	(27)
MIB-30 (Italy) expiration date 03/05 (4)	839	(9)
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts		230

See accompanying notes which are an integral part of the financial statements.

Schedule of Investments, continued — December 31, 2004

Amounts in thousands

Options Written (Number of Contracts)	Notional Amount $	Market Value $
Belgium		
Bel20 Index Futures		
Jan 2005 2,927.99 (EUR) Put (49)	3,900	(666)
Switzerland		
Swiss Market Index Futures		
Mar 2005 5,658.00 (EUR) Call (4)	199	(18)
Mar 2005 5,622.30 (EUR) Call (52)	2,571	(256)
Total Liability for Options Written (premiums received $888)		(940)

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds
Non-U.S. Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands

Foreign Currency Exchange Contracts

Amount Sold		Amount Bought		Settlement Date	Unrealized Appreciation (Depreciation) $
USD	2,030	AUD	2,719	03/16/05	90
USD	226	CHF	256	01/03/05	—
USD	966	CHF	1,116	03/16/05	20
USD	58	DKK	325	03/16/05	2
USD	265	EUR	200	03/16/05	7
USD	530	EUR	400	03/16/05	14
USD	1,160	EUR	874	03/16/05	29
USD	9,320	EUR	7,038	03/16/05	253
USD	1,609	GBP	837	03/16/05	(10)
USD	1,842	GBP	958	03/16/05	(11)
USD	3,618	GBP	1,900	03/16/05	12
USD	572	GBP	300	03/16/05	2
USD	6,430	GBP	3,377	03/16/05	22
USD	26	HKD	203	01/03/05	—
USD	27	HKD	210	01/04/05	—
USD	38	HKD	297	03/16/05	—
USD	26	HKD	202	03/16/05	—
USD	2	JPY	231	01/04/05	—
USD	2	JPY	244	01/04/05	—
USD	3	JPY	280	01/04/05	—
USD	3	JPY	283	01/04/05	—
USD	6	JPY	616	01/04/05	—
USD	9	JPY	892	01/04/05	—
USD	3	JPY	285	01/05/05	—
USD	2	JPY	232	01/05/05	—
USD	6	JPY	620	01/05/05	—
USD	9	JPY	887	01/05/05	—
USD	19	JPY	1,953	01/05/05	—
USD	6	JPY	627	01/06/05	—
USD	2	JPY	233	01/06/05	—
USD	29	JPY	2,978	01/06/05	—
USD	1	JPY	112	01/06/05	—
USD	3	JPY	287	01/06/05	—
USD	4,305	JPY	450,000	03/16/05	110
USD	481	JPY	50,000	03/16/05	10
USD	958	JPY	100,000	03/16/05	23
USD	71	NOK	433	01/04/05	—
USD	475	NZD	680	03/16/05	12
USD	705	NZD	1,001	03/16/05	12
USD	932	SEK	6,314	03/16/05	19
AUD	3,044	USD	2,291	03/16/05	(82)
CHF	1,852	USD	1,606	03/16/05	(29)
DKK	31	USD	6	01/05/05	—
DKK	33	USD	6	03/16/05	—
EUR	2,000	USD	2,649	03/16/05	(71)
EUR	2,288	USD	3,029	03/16/05	(83)
EUR	4,407	USD	5,836	03/16/05	(159)
GBP	400	USD	762	03/16/05	(3)
GBP	600	USD	1,151	03/16/05	5
JPY	183	USD	2	01/04/05	—
JPY	320	USD	3	01/04/05	—
JPY	783	USD	8	01/04/05	—
JPY	1,045	USD	10	01/04/05	—
JPY	1,386	USD	13	01/04/05	—
JPY	1,515	USD	15	01/04/05	—
JPY	93	USD	1	01/05/05	—
JPY	6,005	USD	58	01/05/05	(1)
JPY	93	USD	1	01/06/05	—
JPY	2,251	USD	22	01/06/05	—
JPY	23,060	USD	221	03/16/05	(5)
JPY	53,857	USD	515	03/16/05	(13)
JPY	100,000	USD	957	03/16/05	(24)
JPY	200,000	USD	1,919	03/16/05	(43)
SEK	4,619	USD	682	03/16/05	(14)
SEK	9,250	USD	1,365	03/16/05	(29)
SGD	280	USD	170	03/16/05	(2)
					63

See accompanying notes which are an integral part of the financial statements.

Schedule of Investments, continued — December 31, 2004

Amounts in thousands

Industry Diversification (Unaudited)	% of Net Assets	Market Value $
Auto and Transportation	6.6	17,454
Consumer Discretionary	10.5	27,043
Consumer Staples	6.8	17,595
Financial Services	24.9	64,298
Health Care	6.4	16,304
Integrated Oils	8.1	20,985
Materials and Processing	8.3	21,489
Miscellaneous	0.4	1,043
Options Purchased	0.3	921
Other Energy	0.2	453
Producer Durables	5.9	15,368
Technology	3.1	8,063
Utilities	11.8	30,584
Short-Term Investments	6.2	16,043
Warrants & Rights	—	1
Other Securities	8.0	20,647
Total Investments	107.5	278,291
Other Assets and Liabilities, Net	(7.5)	(19,525)
Net Assets	100.0	258,766

Geographic Diversification (Unaudited)	% of Net Assets	Market Value $
Africa	0.2	465
Asia	7.9	20,515
Europe	43.0	111,297
Japan	21.6	55,836
Latin America	0.6	1,621
Middle East	—	39
Options Purchased	0.3	921
United Kingdom	19.7	50,906
Short-Term Investments	6.2	16,043
Warrants & Rights	—	1
Other Securities	8.0	20,647
Total Investments	107.5	278,291
Other Assets and Liabilities, Net	(7.5)	(19,525)
Net Assets	100.0	258,766

Portfolio Summary (Unaudited)	% of Net Assets
Australia	2.8
Belgium	1.0
Brazil	0.3
China	0.5
Denmark	0.6
Finland	1.1
France	9.5
Germany	5.2
Greece	0.4
Hong Kong	1.2
Indonesia	0.3
Ireland	0.7
Italy	5.0
Japan	21.6
Luxembourg	—*
Mexico	0.3
Morocco	—*
Netherlands	3.7
New Zealand	0.1
Norway	0.3
Portugal	0.1
Singapore	1.0
South Africa	0.2
South Korea	0.7
Spain	4.2
Sweden	3.4
Switzerland	7.4
Taiwan	0.7
Thailand	0.7
United Kingdom	19.7
Preferred Stocks	0.3
Options Purchased	0.3
Short-Term Investments	6.2
Warrants & Rights	—*
Other Securities	8.0
Total Investments	107.5
Other Assets and Liabilities, Net	(7.5)
Net Assets	100.0
Futures Contracts	0.1
Options Written	0.4
Foreign Currency Exchange Contracts	—*

* Less than .05%

See accompanying notes which are an integral part of the financial statements.

Portfolio Management Discussion — December 31, 2004 (Unaudited)



Growth of a $10,000 Investment
Real Estate Securities Fund
NAREIT Equity REIT Index **
$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
Inception*
1999
2000
2001
2002
2003
2004
Periods ended December 31

Real Estate Securities Fund

Periods Ended 12/31/04	Growth of $10,000	Total Return
1 Year	$ 13,487	34.88%
5 Years	$ 26,358	21.36%
Inception	$ 24,444	17.02%§

NAREIT Equity REIT Index

Periods Ended 12/31/04	Growth of $10,000	Total Return
1 Year	$ 13,157	31.57%
5 Years	$ 26,967	21.95%
Inception	$ 24,682	17.29%§

What is the Fund's investment objective?

The Fund seeks to provide current income and long term capital growth.

How did the Fund perform relative to its benchmark for the fiscal year ended December 31, 2004?

For the fiscal year ended December 31, 2004, the Real Estate Securities Fund gained 34.88%. This compared to the NAREIT Equity REIT Index, which gained 31.57% during the same period. The Fund's performance is net of operating expenses of 0.92%. Index returns do not reflect deduction for fees or expenses. Index returns do not include fair valuation adjustments which may be included in fund returns.

How did the market conditions, as described starting on page 4 of this report, affect the Fund's performance?

The money managers positioned the Fund to benefit from perceived strengthening economic conditions and real estate market recoveries by maintaining the largest overweight positions in the regional malls, industrial and lodging sectors. The money managers maintained smaller overweight positions in the office and apartments sectors due to concerns about weaker fundamentals in these sectors. As more fully described below, sector positioning was a major contributor to the Fund's performance during the year.

The Fund maintained a primary focus on larger capitalization and more liquid REITs during the year. As this segment of the market outperformed the broader REIT market, the Fund benefited from this trend.

What were the primary contributors and detractors to the Fund's performance during the last 12 months?

Both stock and property sector selection contributed positively to performance during the year relative to benchmark. The Fund maintained its largest overweight positions in the regional malls, industrial and lodging sectors, each of which outperformed the benchmark during the year. The Fund also benefited from a small overweight position in the apartments sector. Underweight positions in the manufactured homes, self storage, health care and specialty sectors contributed positively to performance relative to benchmark. The Fund's slight overweight position in the office sector and underweight positions in the shopping centers and diversified sectors detracted from performance.

How did the investment strategies and techniques employed by the Fund and its money managers affect its performance?

INVESCO maintains a broadly diversified portfolio with exposure to all major property sectors. Their investment style incorporates fundamental property market research and bottom-up quantitative securities analysis. Of the Fund's three managers, INVESCO contributed the strongest performance relative to benchmark. INVESCO's performance benefited from effective sector positioning and positive stock selection within sectors. INVESCO's largest overweight position was in the regional malls sector, which was the strongest performing property sector during the year. Their stock selection was particularly strong in the office sector.

RREEF's style emphasizes a top-down approach to property sector weights, based on an assessment of property market fundamentals. RREEF outperformed the benchmark during the year due to positive stock and property sector selection. RREEF's analysis of property market conditions resulted in an overweight position in the outperforming regional malls sector and an underweight position in the underperforming office sector which contributed positively to Fund performance relative to benchmark.

AEW's style is more value-oriented than either INVESCO or RREEF, with a primary focus on underlying real estate net asset value. AEW's property sector weightings tend to track relatively closely to the benchmark sector weights. AEW outperformed the benchmark during the year, primarily due to positive stock selection.

Describe any changes to the Fund's structure or the money manager line-up.

No changes to the Fund's structure or its money manager line-up were made during the year.

Money Managers as of December 31, 2004	Styles
AEW Management and Advisors, L.P.	Value
INVESCO Institutional (N.A.), Inc., which acts as a money manager to the Fund through its INVESCO Real Estate division	Market-Oriented
RREEF America L.L.C.	Market-Oriented

* Real Estate Securities Fund assumes initial investment on April 30, 1999, NAREIT Index comparison for the initial investment began May 1, 1999.

** National Association of Real Estate Investment Trusts (NAREIT) Equity REIT Index is an index composed of all the data based on the last closing price of the month for all tax-qualified REITs listed on the New York Stock Exchange, American Stock Exchange, and the NASDAQ National Market System. The data is market value-weighted. The total-return calculation is based upon whether it is 1-month, 3-months or 12-months. Only those REITs listed for the entire period are used in the total return calculation.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Russell Investment Funds
Real Estate Securities Fund

Shareholder Expense Example — December 31, 2004 (Unaudited)

Fund Expenses

The following disclosure provides important information regarding each Fund's Expense Example, which appears on each Fund's individual page in this Annual Report. Please refer to this information when reviewing the Expense Example for a Fund.

Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees; and other Fund expenses. The Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period indicated, which for this Fund is from July 1, 2004 to December 31, 2004.

Actual Expenses

The information in the table under the heading "Actual Performance" provides information about actual account values and actual expenses. You may use the information in this column, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first column in the row entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The information in the table under the heading "Hypothetical Performance (5% return before expenses)" provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the information under the heading "Hypothetical Performance (5% return before expenses)" is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Actual Performance	Hypothetical Performance (5% return before expenses)
Beginning Account Value July 1, 2004	$ 1,000.00	$ 1,000.00
Ending Account Value December 31, 2004	$ 1,263.50	$ 1,020.37
Expenses Paid During Period*	$ 5.23	$ 4.67

* Expenses are equal to the Fund's annualized expense ratio of 0.92%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period). Reflects amounts waived and/or reimbursed by the investment adviser. Without the waiver and/or reimbursement, expenses would have been higher.

Russell Investment Funds
Real Estate Securities Fund

Schedule of Investments — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Common Stocks - 96.8%		
Apartments - 16.7%		
Apartment Investment & Management Co. Class A	162,900	6,278
Archstone-Smith Trust (ö)	270,017	10,342
AvalonBay Communities, Inc. (ö)	191,400	14,412
BRE Properties Class A (ö)	116,900	4,712
Camden Property Trust (ö)	47,900	2,443
Equity Residential (ö)	490,300	17,739
Essex Property Trust, Inc. (ö)	40,700	3,411
Summit Properties, Inc. (ö)	16,500	537
United Dominion Realty Trust, Inc. (ö)	147,200	3,651
		63,525
Diversified - 2.9%		
Crescent Real Estate Equities Co. (ö)	22,612	413
iStar Financial, Inc. (ö)	30,500	1,381
Spirit Finance Corp. (Æ)(ö)	12,600	159
Vornado Realty Trust (ö)	119,600	9,105
		11,058
Free Standing Retail - 0.2%		
Realty Income Corp. (ö)	13,000	657
Health Care - 3.0%		
Health Care REIT, Inc. (ö)	4,300	164
Healthcare Realty Trust, Inc. (ö)	47,500	1,933
National Health Investors, Inc. (ö)	43,000	1,255
Omega Healthcare Investors, Inc. (ö)	140,195	1,654
Senior Housing Properties Trust (ö)	128,500	2,434
Ventas, Inc. (ö)	138,900	3,807
		11,247
Industrial - 10.1%		
AMB Property Corp. (ö)	68,700	2,775
Catellus Development Corp. (ö)	347,266	10,626
Centerpoint Properties Trust (ö)	81,900	3,922
First Potomac Realty Trust (ö)	17,000	388
Prologis (ö)	475,300	20,594
		38,305
Lodging/Resorts - 11.1%		
Fairmont Hotels & Resorts, Inc.	21,200	734
Great Wolf Resorts, Inc. (Æ)	10,900	243
Hilton Hotels Corp.	560,400	12,743
Hospitality Properties Trust (ö)	16,500	759
Host Marriott Corp. (ö)	698,300	12,081
Innkeepers USA Trust (ö)	38,000	540
La Quinta Corp. (Æ)(ö)	201,600	1,833
LaSalle Hotel Properties (ö)	38,900	1,238
Starwood Hotels & Resorts Worldwide, Inc. (ö)	198,332	11,583
Strategic Hotel Capital, Inc. (ö)	28,900	477
		42,231
Manufactured Homes - 0.1%		
Sun Communities, Inc. (ö)	10,500	423
Mixed Industrial/Office - 3.2%		
Duke Realty Corp. (ö)	87,200	2,977
Liberty Property Trust (ö)	179,800	7,767
PS Business Parks, Inc. (ö)	27,500	1,240
		11,984
Office - 19.0%		
Alexandria Real Estate Equities, Inc. (ö)	26,000	1,935
American Financial Realty Trust (ö)	352,800	5,708
Arden Realty, Inc. (ö)	96,100	3,625
BioMed Realty Trust, Inc. (ö)	82,300	1,828
Boston Properties, Inc. (ö)	190,800	12,339
Brandywine Realty Trust (ö)	34,900	1,026
Brookfield Properties Co.	177,400	6,635
CarrAmerica Realty Corp. (ö)	47,200	1,558
Corporate Office Properties Trust (ö)(Ñ)	21,500	631
CRT Properties, Inc. (ö)	52,900	1,262
Equity Office Properties Trust (ö)	212,700	6,194
Glenborough Realty Trust, Inc. (ö)	53,700	1,143
Highwoods Properties, Inc. (ö)	163,700	4,534
Kilroy Realty Corp. (ö)	81,700	3,493
Mack-Cali Realty Corp. (ö)	193,821	8,921
Prentiss Properties Trust (ö)	53,000	2,025
Reckson Associates Realty Corp. (ö)	55,500	1,821
SL Green Realty Corp. (ö)	78,800	4,771
Trizec Properties, Inc. (ö)	142,000	2,687
		72,136
Regional Malls - 16.1%		
General Growth Properties Rights, 11/9 (Æ)	22,080	10
General Growth Properties, Inc. (ö)	337,600	12,208
Macerich Co. (The) (ö)	122,000	7,661
Mills Corp. (The) (ö)	107,400	6,848
Pennsylvania Real Estate Investment Trust (ö)	76,347	3,268
Simon Property Group, Inc. (ö)	444,400	28,739
Taubman Centers, Inc. (ö)	78,000	2,336
		61,070

Russell Investment Funds
Real Estate Securities Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Self Storage - 2.1%		
Extra Space Storage, Inc. (ö)	25,300	337
Public Storage, Inc. (ö)	99,075	5,524
Shurgard Storage Centers, Inc. Class A (ö)	47,200	2,077
		7,938
Shopping Centers - 10.5%		
Developers Diversified Realty Corp. (ö)	198,300	8,799
Federal Realty Investors Trust (ö)	144,100	7,443
Inland Real Estate Corp. (ö)	122,800	1,959
Kimco Realty Corp. (ö)	38,500	2,233
Kite Realty Group Trust (ö)	73,100	1,117
Pan Pacific Retail Properties, Inc. (ö)	105,000	6,583
Regency Centers Corp. (ö)	215,100	11,916
		40,050
Specialty - 1.8%		
Capital Automotive REIT (ö)	46,200	1,641
GMH Communities Trust (ö)	60,000	846
Plum Creek Timber Co., Inc. (REIT) (ö)	113,500	4,363
		6,850
Total Common Stocks (cost $248,692)		367,474
Short-Term Investments - 4.9%		
Frank Russell Investment Company Money Market Fund	18,622,000	18,622
Total Short-Term Investments (cost $18,622)		18,622
Other Securities - 0.0%		
State Street Securities Lending Quality Trust (×)	2,925	3
Total Other Securities (cost $3)		3
Total Investments - 101.7% (identified cost $267,317)		386,099
Other Assets and Liabilities, Net - (1.7%)		(6,366)
Net Assets - 100.0%		379,733

Portfolio Summary (Unaudited)	% of Net Assets
Apartment	16.7
Diversified	2.9
Freestanding Retail	0.2
Health Care	3.0
Industrial	10.1
Lodging/Resorts	11.1
Manufactured Homes	0.1
Mixed Industrial/Office	3.2
Office	19.0
Regional Malls	16.1
Self Storage	2.1
Shopping Centers	10.5
Specialty	1.8
Short-Term Investments	4.9
Other Securities	—*
Total Investments	101.7
Other Assets and Liabilities, Net	(1.7)
Net Assets	100.0

* Less than .05%

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds
Core Bond Fund

Portfolio Management Discussion — December 31, 2004 (Unaudited)


Growth of a $10,000 Investment
Core Bond Fund
Lehman Brothers Aggregate Bond Index **
$18,000
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
Inception*
1997
1998
1999
2000
2001
2002
2003
2004
Periods ended December 31

Core Bond Fund

Periods Ended 12/31/04	Growth of $10,000	Total Return
1 Year	$ 10,466	4.66%
5 Years	$ 14,286	7.39%§
Inception	$ 16,731	6.65%§

Lehman Brothers Aggregate Bond Index

Periods Ended 12/31/04	Growth of $10,000	Total Return
1 Year	$ 10,434	4.34%
5 Years	$ 14,497	7.71%§
Inception	$ 17,136	6.96%§

What is the Fund's investment objective?

The Fund seeks to provide current income and the preservation of capital.

How did the Fund perform relative to its benchmark for the fiscal year ended December 31, 2004?

For the fiscal year ended December 31, 2004, the Core Bond Fund gained 4.66%. This compared to its benchmark, the Lehman Brothers Aggregate Bond Index, which gained 4.34%. The Fund's performance is net of operating expenses of 0.70%. Index returns do not reflect deduction for fees or expenses. Index returns do not include fair valuation adjustments which may be included in fund returns.

How did the market conditions, as described starting on page 4 of this report, affect the Fund's performance?

Over the course of the year, short-term interest rates increased due to tightening by the Federal Reserve and interest rates on bonds with maturities of 10 years or longer remained relatively unchanged. This resulted in nominal returns for the year being similar to yields. For the second year in a row, the best performing sector within the Lehman Brothers Aggregate Bond Index was the investment grade corporate sector. This sector benefited from better economic growth making it easier for corporate issuers to pay down debt. The Fund had a slight overweight to the investment grade corporate bond sector at the beginning of the year which contributed positively to performance. However, as prices of investment grade corporate bonds increased, money managers sold these bonds resulting in an underweight in this sector for most of 2004.

The Fund was overweight to the high yield bond sector for much of the year. After posting a 29.0% return in 2003, the high yield bond market, as represented by the Lehman Brothers High Yield Index, rose 11.13% in 2004. The Fund started the year with a 6% allocation to high yield bonds. As prices of high yield bonds rose, money managers sold these bonds and took profits and the Fund ended the year with a 2.5% allocation to high yield bonds. The high yield bonds owned by the Fund were of higher average quality than the total high yield market, averaging BB.

The emerging market debt sector had returns similar to that of the high yield bond sector. The Fund's exposure to the emerging markets debt sector declined from 1.7% to 1.3% over the year.

What were the primary contributors and detractors to the Fund's performance during the last 12 months?

Overweight positions in the high yield bond and emerging markets debt sector contributed positively to performance relative to the benchmark.

Investment in short duration fixed income securities decreased the Fund's total return relative to benchmark. Certain of the Fund's money managers, expecting that interest rates would rise uniformly across maturities, held overweight positions in shorter maturity bonds which are less sensitive to a rise in interest rates. However, as the yield curve flattened as short term interest rates rose, bonds with longer maturities increased in price, while bonds with shorter maturities fell in price.

A tactical allocation to Treasury Inflation Protected Securities (TIPS) contributed positively to performance relative to benchmark. Over the year, higher commodity prices led to expectations of higher inflation. TIPS provide higher yields in an inflationary environment. As a result, TIPS generally outperformed Treasury bonds during the year. The Fund held a 5% to 6% weighting to TIPS over the year.

How did the investment strategies and techniques employed by the Fund and its money managers affect its performance?

Generally, investors were rewarded for owning riskier bonds over the last 12 months. During the Fund's fiscal year ended December 31, 2004, investors' bid-up prices on high yield bonds, investment grade corporate bonds and emerging markets debt. As the prices of the Fund's holdings in high yield bonds, investment grade corporate bonds and emerging market debt increased, the Fund's money managers considered the possibility of a market sell-off in these fixed income sectors. As a result of very little yield compensation for holding bonds in these riskier sectors, the Fund's money managers reduced the Fund's portfolio weighting to these sectors by reducing the Fund's exposure to the high yield bond, investment grade corporate bond and emerging markets debt sectors and moved to higher quality fixed income instruments that they felt were less susceptible to a market sell-off.

As expected, interest rates impacted the fixed income markets during 2004. The interest rate environment was quite volatile. Although the yield on the ten year U.S. Treasury Bond started and ended at close to the same level, 4.25% and 4.22%, respectively, ten year U.S. Treasury Bond yields ranged from 3.68% to 4.87%. As rates fell to new lows in March, the Fund's money managers moved to a more defensive position by selling bonds with longer maturities which are more sensitive to rising rates. This positioned the Fund's money managers to benefit from the rise in interest rates in April as measured by ten-year U.S. Treasury Bond yields moving up to over 4.87% in June. Despite opportunistic positioning of the Fund during volatile periods, the Fund's defensive position throughout much of the year detracted slightly from results. As the year ended, the Fund's money managers continued to hold defensive portfolios with respect to interest rates (i.e. shorter duration in the expectation of rising interest rates), with an average duration of 4.0 years, slightly below the 4.3 year average duration of the Lehman Brothers U.S. Aggregate Index.

Describe any changes to the Fund's structure or the money manager line-up.

No changes were made to the Fund's money manager lineup during the fiscal year ended December 31, 2004. However, one of the Fund's money managers, TimesSquare Capital Management, Inc. ("TimesSquare"), underwent an internal organizational change that resulted in its parent company exiting the institutional asset management business. TimesSquare's fixed income managers moved to Bear Stearns Asset Management Inc. ("Bear Stearns") as a result of its purchase of TimesSquare. There is no impact on the Fund, and the allocation to this manager remains the same.

Money Managers as of December 31, 2004	Styles
Bear Stearns Asset Management Inc.	Sector Rotation
Pacific Investment Management Company LLC	Sector Rotation

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Lehman Brothers Aggregate Bond Index is composed of securities from Lehman Brothers Government/Corporate Bond Index, Mortgage-Backed Securities Index, and the Asset-Backed Securities Index. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indexes are rebalanced monthly by market capitalization.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Russell Investment Funds
Core Bond Fund

Shareholder Expense Example — December 31, 2004 (Unaudited)

Fund Expenses

The following disclosure provides important information regarding each Fund's Expense Example, which appears on each Fund's individual page in this Annual Report. Please refer to this information when reviewing the Expense Example for a Fund.

Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees; and other Fund expenses. The Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period indicated, which for this Fund is from July 1, 2004 to December 31, 2004.

Actual Expenses

The information in the table under the heading "Actual Performance" provides information about actual account values and actual expenses. You may use the information in this column, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first column in the row entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The information in the table under the heading "Hypothetical Performance (5% return before expenses)" provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the information under the heading "Hypothetical Performance (5% return before expenses)" is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Actual Performance	Hypothetical Performance (5% return before expenses)
Beginning Account Value July 1, 2004	$ 1,000.00	$ 1,000.00
Ending Account Value December 31, 2004	$ 1,043.00	$ 1,021.48
Expenses Paid During Period*	$ 3.59	$ 3.56

* Expenses are equal to the Fund's annualized expense ratio of 0.70%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period). Reflects amounts waived and/or reimbursed by the investment adviser. Without the waiver and/or reimbursement, expenses would have been higher.

Russell Investment Funds
Core Bond Fund

Schedule of Investments — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Long-Term Investments - 74.4%		
Asset-Backed Securities - 6.4%		
American Airlines, Inc.		
7.858% due 10/01/11	140	145
Argent Securities, Inc. (Ê)		
Series 2004-W11, Class A2		
2.598% due 11/25/34	279	279
Centex Home Equity (Ê)		
Series 2004-B, Class AV2		
2.518% due 03/25/34	208	208
Citifinancial Mortgage Securities, Inc.		
Series 2003-3, Class AF2		
3.082% due 08/25/33	75	75
Series 2003-4, Class AF3		
3.221% due 10/25/33	75	75
Countrywide Asset-Backed Certificates (Ê)		
Series 2004-10, Class AF2		
3.323% due 05/25/22	190	188
Series 2004-13, Class AF2		
3.683% due 08/25/24	140	139
Series 2004-6, Class 2A1		
2.608% due 10/25/21	388	388
Series 2004-7, Class AF2		
3.324% due 12/25/23	275	273
Series 2004-7, Class 2AV1		
2.568% due 12/25/22	100	100
Credit-Based Asset Servicing and Securitization (Ê)		
Series 2004-CB5, Class AV1		
2.548% due 09/25/21	448	448
Series 2004-CB3, Class AV2		
2.528% due 03/25/34	116	116
Equity One ABS, Inc. (Ê)		
Series 2004-2, Class AF1		
2.528% due 07/25/34	473	473
Fannie Mae		
Series 1992-10, Class ZD		
8.000% due 11/25/21	722	753
GMAC Mortgage Corp. Loan Trust		
Series 2004-HE5, Class A3		
3.970% due 09/25/34	320	315
GSAMP Trust (Ê)		
Series 2004-SEA, Class A2A		
2.708% due 03/25/34	314	314
Home Equity Mortgage Trust (Ê)		
Series 2004-4, Class A2		
2.568% due 12/25/34	377	377
Long Beach Mortgage Loan Trust (Ê)		
Series 2003-1, Class A2		
2.818% due 03/25/33	146	147
Series 2004-A, Class A		
2.568% due 02/25/24	263	263
Nelnet Student Loan Trust (Ê)		
Series 2004-4, Class A1		
2.017% due 04/25/11	300	300
Park Place Securities, Inc. (Ê)		
Series 2004-WCW, Class A6		
2.568% due 10/25/34	472	472
Parker Hannifin Employee Stock Ownership Trust (Þ)		
6.340% due 07/15/08	217	227
Renaissance Home Equity Loan Trust (Ê)		
Series 2004-2, Class AF1		
2.618% due 07/25/34	660	660
Residential Asset Mortgage Products, Inc.		
Series 2004-RS1, Class AI2		
3.620% due 07/25/26	135	134
Series 2004-RS4, Class AI3		
4.003% due 01/25/30	205	206
Series 2004-RS6, Class AI3		
4.540% due 08/25/28	165	167
Series 2004-RS7, Class AI3		
4.450% due 07/25/28	355	359
Series 2004-RS8, Class AI2		
3.810% due 01/25/26	160	160
Series 2004-RS8, Class AI3		
4.230% due 05/25/29	105	105
Series 2004-RS8, Class AII1 (Ê)		
2.558% due 05/25/26	720	720
Residential Asset Securities Corp.		
Series 2004-KS8, Class AI2		
3.340% due 10/25/24	395	392
Series 2003-KS1, Class AI3		
3.320% due 02/25/29	160	159
Sears Credit Account Master Trust (Ê)		
Series 2002-4, Class A		
2.533% due 08/18/09	800	801
Series 2002-5, Class A		
2.783% due 11/17/09	800	800
Structured Asset Securities Corp.		
Series 2004-19X, Class A2		
4.370% due 10/25/34	400	397
Tenaska Alabama II Partners, LP (Þ)		
6.125% due 03/30/23	111	116

Russell Investment Funds
Core Bond Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Wells Fargo Home Equity Trust (Ê)		
Series 2004-2, Class A31		
2.578% due 06/25/19	89	89
		11,340

Corporate Bonds and Notes - 11.2%

	Principal Amount ($) or Shares	Market Value $
Amerada Hess Corp.		
7.300% due 08/15/31	105	117
American Electric Power Co., Inc.		
Series C		
5.375% due 03/15/10	35	37
American RE Corp.		
Series B		
7.450% due 12/15/26	245	272
Ametek, Inc.		
7.200% due 07/15/08	175	190
BAE Systems Holdings, Inc. (Þ)		
6.400% due 12/15/11	350	392
Bank of America Corp.		
7.800% due 02/15/10	30	35
BankBoston Corp.		
Series B		
8.250% due 12/15/26	80	88
BellSouth Corp.		
4.750%-5.200%		
due 11/15/12-12/15/16	125	126
Boeing Capital Corp.		
6.100% due 03/01/11	65	71
Burlington Northern Santa Fe Corp.		
6.750%-6.875%		
due 12/01/27-03/15/29	35	40
Campbell Soup Co.		
5.875% due 10/01/08	70	75
CenterPoint Energy Houston Electric LLC		
Series J2		
5.700% due 03/15/13	110	117
CenterPoint Energy Resources Corp.		
Series B		
7.875% due 04/01/13	170	202
CIT Group, Inc.		
5.750%-6.875%		
due 09/25/07-11/01/09	120	129
Citigroup, Inc.		
3.500% due 02/01/08	560	557
5.000% due 09/15/14 (Þ)	230	231
Clorox Co. (Þ)		
4.200%-5.000%		
due 01/15/10-01/15/15	170	172
Columbus Southern Power Co.		
Series C		
5.500% due 03/01/13	55	57
Comcast Cable Communications		
8.375% due 05/01/07	195	216
Comcast Corp.		
5.850% due 01/15/10	130	139
Continental Airlines, Inc.		
Series 00-1		
7.918% due 05/01/10	105	106
Countrywide Home Loans, Inc.		
Series MTNK		
5.500% due 02/01/07	50	52
Credit Suisse First Boston USA, Inc.		
4.625%-5.500%		
due 01/15/08-08/15/13	110	114
DaimlerChrysler NA Holding Corp. (Ê)		
Series MTND		
2.640% due 11/17/06	600	600
Detroit Edison Co.		
6.350% due 10/15/32	90	98
Devon Financing Corp. ULC		
6.875% due 09/30/11	95	108
Dominion Resources, Inc.		
Series B		
6.250% due 06/30/12	40	44
DPL, Inc.		
8.250% due 03/01/07	160	173
Dresdner Funding Trust I (Þ)		
8.151% due 06/30/31	185	229
Duke Capital LLC		
4.302% due 05/18/06	70	71
Duke Energy Field Services LLC		
5.750%-6.875%		
due 11/15/06-02/01/11	50	53
El Paso Corp.		
8.050% due 10/15/30	400	387
Eli Lilly & Co.		
6.770% due 01/01/36	245	291
FedEx Corp.		
7.600% due 07/01/97	65	76
Fifth Third Bank		
7.750% due 08/15/10	155	159
Financing Corp.		
Series 15P Principal Only Strip		
Zero Coupon due 03/07/19	70	34

Russell Investment Funds
Core Bond Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
FirstEnergy Corp.		
Series A		
5.500% due 11/15/06	40	41
Series B		
6.450% due 11/15/11	195	212
Series C		
7.375% due 11/15/31	115	131
Ford Motor Co.		
6.375% due 02/01/29	70	63
Ford Motor Credit Co.		
7.375%-7.875%		
due 06/15/10-02/01/11	650	706
General Electric Capital Corp.		
Series MTNA		
4.750%-6.000%		
due 06/15/12-09/15/14	115	117
General Electric Co.		
5.000% due 02/01/13	305	313
General Motors Acceptance Corp.		
6.875%-7.250%		
due 03/02/11-02/01/12	610	627
2.990% due 04/13/06 (Ê)	800	797
Glencore Funding LLC (Þ)		
6.000% due 04/15/14	60	58
Golden West Financial Corp.		
4.125% due 08/15/07	110	112
Goldman Sachs Group, Inc.		
6.875% due 01/15/11	270	305
HCA, Inc.		
5.250%-7.500%		
due 11/06/08-11/06/33	115	116
Historic TW, Inc.		
8.050%-9.125%		
due 01/15/13-01/15/16	495	609
HJ Heinz Co.		
6.375% due 07/15/28	20	22
HJ Heinz Finance Co.		
6.750% due 03/15/32	55	64
Household Finance Corp.		
4.750%-6.375%		
due 05/15/09-11/27/12	435	456
HVB Funding Trust I (Þ)		
8.741% due 06/30/31	150	193
International Lease Finance Corp.		
6.375% due 03/15/09	125	135
International Paper Co.		
5.500% due 01/15/14	140	145
ITT Industries, Inc.		
7.400% due 11/15/25	100	116
JP Morgan & Co., Inc.		
Series MTNA		
6.000% due 01/15/09	120	128
Kellogg Co.		
Series B		
6.600% due 04/01/11	395	442
KeySpan Corp.		
7.625% due 11/15/10	150	176
Kraft Foods, Inc.		
5.250%-5.625%		
due 06/01/07-11/01/11	515	544
Kroger Co. (The)		
7.500%-8.000%		
due 09/15/29-04/01/31	30	37
Lehman Brothers Holdings, Inc.		
6.625% due 01/18/12	155	173
Liberty Media Corp.		
3.500% due 09/25/06	185	184
Manufacturers & Traders Trust Co.		
8.000% due 10/01/10	75	89
May Department Stores Co. (The)		
5.750% due 07/15/14 (Þ)	90	92
4.800%-5.750%		
due 07/15/09-07/15/14	50	51
Midland Funding II		
Series B		
13.250% due 07/23/06	140	154
Miller Brewing Co. (Þ)		
5.500% due 08/15/13	140	146
Mizuho Preferred Capital Co. LLC (Þ)		
8.790% due 04/15/14	315	357
Monumental Global Funding II (Þ)		
3.850% due 03/03/08	155	155
Morgan Stanley		
6.750% due 04/15/11	205	230
Natexis Ambs Co. LLC (*f*)		
8.440% due 12/29/49	120	135
National Rural Utilities Cooperative Finance Corp.		
5.750% due 08/28/09	70	75
NB Capital Trust IV		
8.250% due 04/15/27	90	100
News America Holdings		
7.750%-9.250%		
due 02/01/13-10/17/96	240	294
News America, Inc.		
6.750% due 01/09/38	20	22
Nisource Finance Corp.		
7.875% due 11/15/10	155	182

Russell Investment Funds
Core Bond Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Norfolk Southern Corp.		
7.050%-7.900%		
due 05/15/17-05/15/97	245	304
Occidental Petroleum Corp.		
9.250% due 08/01/19	95	131
Ohio Power Co.		
Series F		
5.500% due 02/15/13	20	21
Pacific Gas & Electric Co.		
3.600%-6.050%		
due 03/01/09-03/01/34	175	176
Progress Energy, Inc.		
7.000%-7.100%		
due 03/01/11-10/30/31	165	184
Qwest Capital Funding, Inc.		
7.000% due 08/03/09	25	25
Qwest Services Corp. (Þ)		
14.000% due 12/15/10	40	48
RBS Capital Trust I *(f)*		
5.512% due 09/29/49	210	215
RC Trust 1 Equity Preferred		
7.000% due 05/15/06	290	152
Safeway, Inc.		
7.250% due 02/01/31	25	29
SBC Communications, Inc.		
4.125%-5.100%		
due 09/15/09-09/15/14	155	156
Sprint Capital Corp.		
6.125%-8.750%		
due 11/15/08-03/15/32	435	513
Tele-Communications-TCI Group		
7.875%-9.800%		
due 02/01/12-08/01/13	425	522
Texas Genco LLC (Þ)		
6.875% due 12/15/14	40	41
Time Warner, Inc.		
6.750% due 04/15/11	175	197
Travelers Property Casualty Corp.		
5.000% due 03/15/13	80	78
TXU Corp. (Þ)		
4.800%-6.550%		
due 11/15/09-11/15/34	385	384
Tyson Foods, Inc.		
8.250% due 10/01/11	60	71
Union Pacific Corp.		
5.750%-6.125%		
due 10/15/07-01/15/12	175	190
Union Planters Corp.		
7.750% due 03/01/11	50	59
Univision Communications, Inc.		
7.850% due 07/15/11	90	106
Verizon Florida, Inc.		
Series F		
6.125% due 01/15/13	85	90
Wells Fargo & Co.		
4.950% due 10/16/13	65	66
Wells Fargo Bank NA		
7.550% due 06/21/10	50	58
Weyerhaeuser Co.		
6.750% due 03/15/12	55	62
Wisconsin Central Transport		
6.625% due 04/15/08	325	351
Wyeth		
5.500%-5.500%		
due 03/15/13-02/01/14	70	72
Yum! Brands, Inc.		
8.875% due 04/15/11	120	148
Zurich Capital Trust I (Þ)		
8.376% due 06/01/37	245	275
		19,686

International Debt - 5.9%

	Principal Amount ($) or Shares	Market Value $
Abbey National PLC		
(Step Up, 7.570%, 06/15/08) *(f)*		
6.700% due 06/29/49	150	162
Argentina Government International Bond		
11.375%-11.375%		
due 03/15/10-01/30/17	265	90
AXA		
8.600% due 12/15/30	50	66
Brazilian Government International Bond		
8.875%-11.000%		
due 10/22/10-04/15/24	980	1,142
3.063%-8.299%		
due 04/15/06-04/15/12 (Ê)	199	216
British Sky Broadcasting PLC		
8.200% due 07/15/09	210	243
British Telecommunications PLC		
8.375%-8.875%		
due 12/15/10-12/15/30	110	135
Conoco Funding Co.		
6.350% due 10/15/11	405	452

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Deutsche Telekom International Finance BV 8.500%-8.750% due 06/15/10-06/15/30	365	457
EnCana Corp. 6.500% due 08/15/34	40	44
Export-Import Bank Of Korea (Þ) 4.125% due 02/10/09	120	120
France Telecom SA 7.950%-9.250% due 03/01/06-03/01/31	950	1,079
Intelsat, Ltd. 6.500% due 11/01/13	205	187
Ispat Inland ULC 9.750% due 04/01/14	154	190
Korea Development Bank 4.250% due 11/13/07	50	50
Korea Electric Power Corp. (Þ) 5.125% due 04/23/34	60	60
Mexico Government International Bond 6.375%-8.375% due 01/14/11-08/15/31	495	566
Mizuho Financial Group Cayman, Ltd. (Þ) 5.790% due 04/15/14	150	158
Morgan Stanley Bank AG for OAO Gazprom (Þ) 9.625% due 03/01/13	100	118
Panama Government International Bond 9.375% due 07/23/12	100	118
Peru Government International Bond 9.125%-9.875% due 02/21/12-02/06/15	400	478
Petroleos Mexicanos 9.500% due 09/15/27	35	44
Poland Government International Bond (Step Up, 5.000%, 11/01/14) 4.750% due 10/27/24	200	189
Province of Quebec 5.000%-7.500% due 07/17/09-07/15/23	220	276
Royal Bank of Scotland Group PLC (ƒ) Series 1 9.118% due 03/31/49	550	670
Royal KPN NV 8.000% due 10/01/10	100	118
Russia Government International Bond (Þ) 5.000%-8.250% due 03/31/10-03/31/30	895	939
Santander Financial Issuances 6.375% due 02/15/11	110	121
Sanwa Finance Aruba AEC 8.350% due 07/15/09	135	157
Shaw Communications, Inc. 7.200%-8.250% due 04/11/10-12/15/11	165	186
Stora Enso OYJ 7.375% due 05/15/11	85	97
Systems 2001 AT LLC (Þ) 7.156% due 12/15/11	141	154
Telecom Italia Capital SA 4.000%-6.000% due 01/15/10-09/30/34 (Þ)	210	206
5.250%-6.375% due 11/15/13- 11/15/33	310	314
TELUS Corp. 7.500%-8.000% due 06/01/07-06/01/11	515	592
Tengizchevroil Finance Co. (Þ) 6.124% due 11/15/14	215	215
UFJ Finance Aruba AEC 6.750% due 07/15/13	35	39
		10,448
Mortgage-Backed Securities - 34.0%		
Banc of America Commercial Mortgage, Inc. Series 2004-4, Class A3 4.128% due 07/10/42	300	300
Series 2004-3, Class A3 4.875% due 06/10/39	445	458
Bank of America Mortgage Securities Series 2004-1, Class 5A1 6.500% due 09/25/33	41	42
Bear Stearns Adjustable Rate Mortgage Trust Series 2003-1, Class 6A1 5.112% due 04/25/33	144	144
Series 2003-8, Class 4A1 4.771% due 01/25/34	308	306

Russell Investment Funds
Core Bond Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Countrywide Alternative Loan Trust		
Series 2004-J7, Class 1A6		
5.013% due 08/25/34	410	411
Series 2004-J7, Class 1A2		
4.673% due 08/25/34	395	395
CS First Boston Mortgage Securities Corp.		
Series 2002-18, Class 1AIO Interest Only		
7.500% due 06/25/32	400	—
Series 2001-AR2, Class 3A		
6.156% due 12/25/31	69	70
Series 2002-22, Class 1AIO Interest Only		
8.000% due 07/25/32	351	—
Fannie Mae		
15 Year TBA (Ï)		
5.000%-5.500%	5,580	5,694
30 Year TBA (Ï)		
4.500%-6.500%	14,630	14,797
3.025%-3.974% due 2017-2036 (Ê)	920	931
4.500%-7.000% due 2016-2034	11,016	11,196
Series 2004-27, Class JC		
5.000% due 05/25/34	363	358
Fannie Mae Whole Loan		
Series 2002-W6, Class 2AIO Interest Only		
0.294% due 06/25/42	80	—
Series 2003-W1, Class 1A1		
6.500% due 12/25/42	104	108
Federal Home Loan Mortgage Corp.		
Structured Pass Through Securities		
Series 2004-H01, Class A1		
2.614% due 07/15/11	907	897
First Nationwide Trust (Ê)		
Series 2001-4, Class 3A5		
3.018% due 09/25/31	7	7
Freddie Mac		
15 Year TBA (Ï)		
5.500%	555	573
30 Year TBA (Ï)		
5.500%-6.000%	3,590	3,649
5.000%-6.000% due 2016-2034	2,937	3,017
7.829% due 2030 (Ê)	4	4
Series 2002-250, Class L		
5.500% due 03/15/15	2	2
Series 2003-263, Class IO Interest Only		
5.000% due 10/15/27	671	76
Series 2003-263, Class IA Interest Only		
5.000% due 06/15/22	904	66
Series 2003-264, Class IC Interest Only		
5.000% due 05/15/22	730	81
Series 2004-285, Class PI Interest Only		
5.500% due 05/15/24	396	45
Series 2004-287, Class IA Interest Only		
5.500% due 04/15/24	247	27
Series 2004-288, Class QI Interest Only		
5.500% due 02/15/24	345	37
Series 2004-288, Class HC		
5.500% due 07/15/28	385	399
Series 2004-290, Class PB		
5.500% due 03/15/28	310	321
Series 2000-226, Class F		
2.853% due 11/15/30	49	49
GE Capital Commercial Mortgage Corp.		
Series 2004-C2, Class A4		
4.893% due 03/10/40	755	762
Ginnie Mae I		
30 Year TBA (Ï)		
5.000%-5.500%	7,610	7,688
6.000%-6.500% due 2029-2032	277	291
Ginnie Mae II		
30 Year TBA (Ï)		
5.500%	120	122
2.750%-3.750% due 2026-2032	869	878
Government National Mortgage Association (Ê)		
Series 2000-29, Class F		
2.910% due 09/20/30	68	68
Series 2004-64, Class JH		
5.500% due 07/20/30	240	249
Greenwich Capital Commercial Funding Corp.		
Series 2004-GG1, Class A7		
5.317% due 06/10/36	285	296
GS Mortgage Securities Corp. II		
Series 2004-GG2, Class A6		
5.396% due 08/10/38	285	297

Russell Investment Funds
Core Bond Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
JP Morgan Chase Commercial Mortgage Securities Corp.		
Series 2003-ML1, Class A2 4.767% due 03/12/39	370	373
Series 2004-LN2, Class A1 4.475% due 07/15/41	395	398
LB-UBS Commercial Mortgage Trust Series 2004-C4, Class A3 4.987% due 06/15/29	640	666
Mellon Residential Funding Corp. (Ê) Series 2000-TBC, Class A1 2.643% due 06/15/30	420	419
Merrill Lynch Mortgage Trust Series 2004-MKB, Class A2 4.353% due 02/12/42	380	384
Morgan Stanley Capital I Series 2004-HQ3, Class A2 4.050% due 01/13/41	400	397
Nomura Asset Acceptance Corp. Series 2004-AP3, Class A3 4.423% due 10/25/34	465	460
Prime Mortgage Trust (Ê) Series 2004-CL1, Class 1A2 2.818% due 02/25/34	104	104
SACO I, Inc. (Ê)(Þ) Series 2004-2, Class A2 2.608% due 07/25/19	450	450
Sequoia Mortgage Trust (Ê) Series 2001-5, Class A 2.760% due 10/19/26	306	306
Small Business Administration Series 2000-P10, Class 1 7.449% due 08/01/10	45	48
Structured Asset Securities Corp. Series 2004-21X, Class 1A3 4.440% due 12/25/34	650	654
		59,770
Municipal Bonds - 0.4%		
Golden State Tobacco Securitization Corp. Revenue Bonds, weekly demand 6.750% due 06/01/39	400	401
Tobacco Settlement Financing Corp. Revenue Bonds, weekly demand 6.250% due 06/01/43	200	188
Tobacco Settlement Financing Corp. Revenue Bonds, weekly demand 4.375% due 06/01/19	100	100
University of Texas Revenue Bonds, weekly demand 5.000% due 08/15/33	100	102
		791
Non-US Bonds - 0.5%		
United Kingdom Gilt 5.750% due 12/07/09	GBP 400	810
United States Government Agencies - 1.5%		
Fannie Mae 4.375% due 03/15/13	345	344
Financing Corp. Principal Only Zero Coupon due 05/11/18-09/26/19	765	368
Freddie Mac 2.750%-4.000% due 03/15/08-12/15/09	1,640	1,641
Residual Funding Principal Only Zero Coupon due 10/15/20	600	267
		2,620
United States Government Treasuries - 14.5%		
United States Treasury Inflation Indexed Bonds 0.875%-4.250% due 01/15/07-07/15/14	9,387	10,082
United States Treasury Note 2.500%-8.875% due 05/15/06-02/15/26	14,530	15,351
		25,433
Total Long-Term Investments (cost $128,250)		130,898

Russell Investment Funds
Core Bond Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Preferred Stocks - 0.4%		
Financial Services - 0.4%		
Centaur Funding Corp. (Þ)	165,000	217
DG Funding Trust (Þ)	49	525
Total Preferred Stocks (cost $693)		742

	Notional Amount $	Market Value $
Options Purchased - 0.0% (Number of Contracts)		
Eurodollar Futures		
Jun 2005 95.00 Put (50)	11,875	—
United States Treasury Bond Futures		
Feb 2005 115.00 Call (2)	230	1
Feb 2005 116.00 Call (1)	116	1
Total Options Purchased (cost $3)		2

	Principal Amount ($) or Shares	Market Value $
Short-Term Investments - 45.5%		
ANZ Delaware, Inc. (ž)		
2.375% due 02/22/05 (ç)	1,000	997
2.420% due 03/16/05	1,600	1,590
ASIF II		
1.200% due 01/26/05	JPY 120,000	1,172
Barclays US Funding, LLC (ž)		
1.985%-2.060% due 02/01/05-02/22/05 (ç)	1,800	1,795
2.365% due 03/07/05	200	199
CBA Del Finance Discount Note (ž)		
2.380% due 03/07/05	1,200	1,193
Citibank New York Commercial Paper (ç)(ž)		
2.030% due 01/24/05	900	900
Danske Corp. (ç)(ž)		
1.790% due 02/14/05	1,200	1,197
Danske Corp. Discount Note (ž)		
2.370% due 03/14/05	1,400	1,391
Dexia Delaware (ç)(ž)		
2.010%-2.040% due 01/21/05-01/25/05	2,400	2,397
Fannie Mae Discount Note (ž)		
1.968%-2.197% due 01/05/05-02/16/05 (ç)	4,900	4,895
2.349%-2.390% due 03/16/05	700	696
Federal Home Loan Bank Discount Note (ç)(ž)		
1.955%-2.028% due 01/14/05-01/28/05	3,800	3,795
Federal Home Loan Bank System		
4.125% due 01/14/05	185	185
Federal Home Loan Discount Corp. (ž)		
2.308%-5.500% due 03/02/05-03/09/05	3,300	3,281
Federal National Mortgage Association Discount (ž)		
2.248%-2.430% due 03/02/05-03/23/05	3,000	2,982
Ford Motor Credit Co.		
2.306%-7.600% due 03/15/05-08/01/05	900	913
Frank Russell Investment Company Money Market Fund	27,713,000	27,713
Freddie Mac Discount Note (ž)		
1.940%-1.950% due 01/04/05-01/18/05	1,700	1,699
2.183% due 03/08/05	1,000	994
General Electric Capital Corp. Discount Note (ç)(ž)		
1.920%-2.355% due 01/03/05-03/01/05	2,600	2,594
HBOS Treasury Services, PLC (ž)		
2.070% due 02/22/05 (ç)	1,500	1,496
2.370%-2.435% due 03/08/05-03/22/05	1,000	993
ING US Funding, LLC (ž)		
2.445% due 03/21/05	2,300	2,287
Lloyds Bank PLC (ž)		
2.250% due 01/14/05	1,400	1,399
Niagara Mohawk Power Corp. Series F		
7.625% due 10/01/05	132	137
Rabobank USA Financial Corp. (ç)(ž)		
2.170% due 01/03/05	2,300	2,300

Schedule of Investments, continued — December 31, 2004

Amounts in thousands *(except share amounts)*

	Principal Amount ($) or Shares	Market Value $
Residential Asset Mortgage Products, Inc.		
Series 2002-RZ4, Class AIO Interest Only		
5.750% due 04/25/05	367	4
Royal Bank of Scotland (ç)(ž)		
2.025% due 01/21/05	900	899
Santander Financial Issuances		
6.800% due 07/15/05	45	46
Shell Finance (ž)		
2.340% due 03/08/05	1,600	1,591
Spintab Swedish Mortgage (ç)(ž)		
2.060% due 01/03/05	1,200	1,200
Swedbank Forenings (ž)		
2.370%-2.445% due 03/07/05-03/28/05	1,300	1,292
UBS Financial Del, LLC (ž)		
2.200% due 01/03/05 (ç)	200	200
2.370%-2.390% due 03/10/05-03/14/05	2,400	2,386
Unicredit Delaware (ç)(ž)		
1.985% due 01/31/05	400	399
United States Treasury Bills (ž)(§)		
1.940%-2.180% due 03/03/05-03/31/05	730	725
Wachovia Corp.		
7.550% due 08/18/05	50	51
Total Short-Term Investments (cost $79,793)		79,983

	Principal Amount ($) or Shares	Market Value $
Warrants & Rights - 0.1%		
Miscellaneous - 0.1%		
Mexico Government International Bond Value Recovery Rights (Æ)		
Series B	2,500	34
Series D	2,496	49
Series E	1,900	23
		106
Utilities - 0.0%		
GT Group Telecom, Inc. 2010 Warrants (Æ)(Þ)(Å)	175	—
Total Warrants & Rights (cost $40)		106
Total Investments - 120.4% (identified cost $208,779)		211,731
Other Assets and Liabilities, Net - (20.4%)		(35,880)
Net Assets - 100.0%		175,851

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds
Core Bond Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands

Futures Contracts (Number of Contracts)	Notional Amount $	Unrealized Appreciation (Depreciation) $
Long Positions		
Eurodollar Futures		
expiration date 06/05 (1)	242	(1)
expiration date 09/05 (85)	20,530	(108)
expiration date 12/05 (58)	13,984	(20)
Germany, Federal Republic 10 Year Bonds		
expiration date 03/05 (31)	4,997	(7)
Japan Government 10 Year Bonds		
expiration date 03/05 (1)	1,350	1
United States Treasury Bonds		
expiration date 03/05 (65)	7,313	(63)
United States Treasury 2 Year Notes		
expiration date 03/05 (48)	10,061	(5)
United States Treasury 5 Year Notes		
expiration date 03/05 (18)	1,972	(3)
United States Treasury 10 Year Notes		
expiration date 03/05 (112)	12,537	2
Short Positions		
United States Treasury 5 Year Notes		
expiration date 03/05 (57)	6,243	(30)
United States Treasury 10 Year Notes		
expiration date 03/05 (17)	1,903	(14)
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts		(248)

Options Written (Number of Contracts)	Notional Amount $	Market Value $
Euribor Futures		
Jun 2005 94.25 (GBP) Put (3)	679	—
Jun 2005 97.50 (EUR) Put (12)	3,986	(7)
United States Treasury Notes		
10 Year Futures		
Feb 2005 114.00 Call (63)	7,182	(14)
Feb 2005 108.00 Put (44)	4,752	(5)
Total Liability for Options Written (premiums received $43)		(26)

Foreign Currency Exchange Contracts

Amount Sold		Amount Bought		Settlement Date	Unrealized Appreciation (Depreciation) $
USD	109	EUR	80	01/10/05	—
USD	369	EUR	275	01/10/05	(6)
USD	318	JPY	32,579	01/06/05	—
USD	101	JPY	10,781	01/27/05	(4)
EUR	167	USD	221	01/10/05	6
EUR	650	USD	866	03/18/05	19
JPY	6,000	USD	57	01/27/05	1
JPY	6,966	USD	67	01/27/05	1
					17

See accompanying notes which are an integral part of the financial statements.

Schedule of Investments, continued — December 31, 2004

Amounts in thousands

Interest Rate Swaps

Counter Party		Notional Amount $	Fund Receives	Fund Pays	Termination Date	Market Value $
Bank of America	USD	5,500	Three Month LIBOR	4.000%	12/15/09	(54)
Barclay's Bank PLC	GBP	50	Six Month LIBOR	5.000%	06/16/11	1
Barclay's Bank PLC	GBP	400	Six Month LIBOR	5.000%	06/18/34	(24)
Goldman Sachs	USD	600	Three Month LIBOR	5.000%	06/15/15	(10)
Greenwick Capital Derivatives	USD	1,000	Three Month LIBOR	4.000%	06/15/10	(10)
J.P. Morgan	EUR	600	Six Month LIBOR	6.000%	06/18/34	79
Lehman Brothers	USD	1,000	Three Month LIBOR	5.000%	06/15/15	(16)
Merrill Lynch	EUR	900	Six Month LIBOR	4.000%	03/15/07	31
Morgan Stanley	USD	4,500	Three Month LIBOR	5.000%	06/15/15	(73)
Morgan Stanley	USD	3,300	Three Month LIBOR	4.000%	06/15/07	18
UBS	JPY	125,000	Six Month LIBOR	2.000%	06/15/12	(66)
Total Market Value of Interest Rate Swaps premiums paid (received) - ($182)						(124)

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds
Core Bond Fund

Schedule of Investments, continued — December 31, 2004

Amounts in thousands

Portfolio Summary (Unaudited)	% of Net Assets
Asset-Backed Securities	6.4
Corporate Bonds and Notes	11.2
International Debt	5.9
Mortgage-Backed Securities	34.0
Municipal Bonds	0.4
Non-US Bonds	0.5
United States Government Agencies	1.5
United States Government Treasuries	14.5
Preferred Stocks	0.4
Options Purchased	—*
Short-Term Investments	45.5
Warrants & Rights	0.1
Total Investments	120.4
Other Assets and Liabilities, Net	(20.4)
Net Assets	100.0
Futures Contracts	0.1
Options Written	—*
Foreign Currency Exchange Contract	—*
Interest Rate Swaps	0.1

* Less than .05%

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds

Notes to Schedules of Investments — December 31, 2004

Footnotes:

(Æ) Nonincome-producing security.
(ö) Real Estate Investment Trust (REIT).
(§) Held as collateral in connection with futures contracts purchased (sold), options written, or swaps entered into by the Fund.
(ž) Rate noted is yield-to-maturity from date of acquisition.
(ç) At amortized cost, which approximates market.
(Ê) Adjustable or floating rate security. Rate shown reflects rate in effect at period end.
(Ï) Forward commitment.
(ƒ) Perpetual floating rate security. Rate shown reflects rate in effect at period end.
(µ) Bond is insured by a guarantor.
(Å) This security has been valued by the Security Valuation Committee. It is possible that the estimated value may differ significantly from the amount that might ultimately be realized.
(æ) Pre-refunded: These bonds are collateralized by US Treasury securities, which are held in escrow by a trustee and used to pay principal and interest in the tax-exempt issue and to retire the bonds in full at the earliest refunding date. The rate noted is for descriptive purposes; effective yield may vary.
(Ø) In default.
(ß) Illiquid security.
(×) The security is purchased with the cash collateral from the securities loaned.
(Ñ) All or a portion of the shares of this security are on loan.
(Þ) Restricted security. Security may have contractual restrictions on resale, may have been offered in a private placement transaction, and may not be registered under the Securities Act of 1933.

Abbreviations:

ADR - American Depositary Receipt
GDR - Global Depositary Receipt
ADS - American Depositary Share
CMO - Collateralized Mortgage Obligation
CVO - Contingent Value Obligation
144A - Represents private placement security for qualified buyers according to rule 144A of the Securities Act of 1933.
GDS - Global Depositary Share
LIBOR - London Interbank Offered Rate
PIK - Payment in Kind
FDIC - Federal Deposit Insurance Company
REMIC - Real Estate Mortgage Investment Conduit
STRIP - Separate Trading of Registered Interest and Principal of Securities
TBA - To Be Announced Security

Foreign Currency Abbreviations:

ARS - Argentine peso
AUD - Australian dollar
BRL - Brazilian real
CAD - Canadian dollar
CHF - Swiss franc
CLP - Chilean peso
CNY - Chinese renminbi yuan
COP - Colombian peso
CRC - Costa Rica colon
CZK - Czech koruna
DKK - Danish krone
EGP - Egyptian pound
EUR - Euro
GBP - British pound sterling
HKD - Hong Kong dollar
HUF - Hungarian forint
IDR - Indonesian rupiah
ILS - Israeli shekel
INR - Indian rupee
ITL - Italian lira
JPY - Japanese yen
KES - Kenyan schilling
KRW - South Korean won
MXN - Mexican peso
MYR - Malaysian ringgit
NZD - New Zealand dollar
PEN - Peruvian nouveau sol
PHP - Philippine peso
PLN - Polish zloty
RUB - Russian ruble
SEK - Swedish krona
SGD - Singapore dollar
SKK - Slovakian koruna
THB - Thai baht
TRL - Turkish lira
USD - United States dollar
VEB - Venezuelan bolivar
VND - Vietnamese dong
ZAR - South African rand

Russell Investment Funds

Statement of Assets and Liabilities — December 31, 2004

Amounts in thousands		Multi-Style Equity Fund
Assets		
Investments, at identified cost	$	289,463
Investments, at market***		333,338
Foreign currency holdings*		—
Unrealized appreciation on foreign currency exchange contracts		—
Receivables:		
Dividends and interest		381
Dividends from affiliated money market funds		28
Investments sold		2,524
Fund shares sold		140
Foreign taxes recoverable		—
Receivable from related fund		—
From Advisor		—
Daily variation margin on futures contracts		19
Interest rate swap contracts, at market value****		—
Total assets		336,430
Liabilities		
Payables:		
Due to Custodian		—
Investments purchased		2,499
Fund shares redeemed		30
Accrued fees to affiliates		223
Other accrued expenses		30
Daily variation margin on futures contracts		—
Unrealized depreciation on foreign currency exchange contracts		—
Options written, at market value**		—
Payable upon return of securities loaned		889
Interest rate swap contracts, at market value****		—
Total liabilities		3,671
Net Assets	$	332,759
Net Assets Consist of:		
Undistributed (overdistributed) net investment income	$	1,321
Accumulated net realized gain (loss)		(80,809)
Unrealized appreciation (depreciation) on:		
Investments		43,875
Futures contracts		469
Options written		—
Interest rate swap contracts		—
Foreign currency-related transactions		—
Shares of beneficial interest		264
Additional paid-in capital		367,639
Net Assets	$	332,759

See accompanying notes which are an integral part of the financial statements.

Aggregressive Equity Fund	Non-U.S. Fund	Real Estate Securities Fund	Core Bond Fund
$ 184,204	$ 223,975	$ 267,317	$ 208,779
217,822	278,291	386,099	211,731
—	2,481	—	565
—	642	—	27
123	291	1,854	1,009
14	26	26	52
1,136	142	1,579	12,706
30	175	173	136
—	23	—	—
—	—	4,690	—
26	39	—	10
4	35	—	97
—	—	—	129
219,155	282,145	394,421	226,462
—	60	1,122	—
1,329	852	1,260	50,194
22	15	12,002	14
155	206	276	89
44	65	25	21
—	15	—	4
—	579	—	10
—	940	—	26
22,022	20,647	3	—
—	—	—	253
23,572	23,379	14,688	50,611
$ 195,583	$ 258,766	$ 379,733	$ 175,851
$ —	$ (729)	$ 223	$ 146
4,367	(45,379)	6,069	1,865
33,618	54,316	118,782	2,952
282	230	—	(248)
—	(52)	—	17
—	—	—	58
—	124	—	29
131	228	222	168
157,185	250,028	254,437	170,864
$ 195,583	$ 258,766	$ 379,733	$ 175,851

See accompanying notes which are an integral part of the financial statements.

Statement of Assets and Liabilities, continued — December 31, 2004

		Multi-Style Equity Fund
Net Asset Value, offering and redemption price per share:		
Net asset value per share*****	$	12.60
Net assets	$	332,759,098
Shares outstanding ($.01 par value)		26,403,353

Amounts in thousands

*	Foreign currency holdings - cost	$	—
**	Premiums received on options written	$	—
***	Securities on loan included in investments	$	869
****	Interest rate swap contracts - premiums paid (received)	$	—

***** Net asset value per share equals net assets divided by shares of beneficial interest outstanding

See accompanying notes which are an integral part of the financial statements.

	Aggressive Equity Fund		Non-U.S. Fund		Real Estate Securities Fund		Core Bond Fund
$	14.90	$	11.33	$	17.09	$	10.50
$	195,583,015	$	258,765,629	$	379,732,956	$	175,850,594
	13,125,244		22,829,056		22,215,412		16,750,929
$	—	$	2,429	$	—	$	556
$	—	$	888	$	—	$	43
$	21,387	$	19,630	$	3	$	—
$	—	$	—	$	—	$	(182)

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds

Statement of Operations — For the Fiscal Year Ended December 31, 2004

Amounts in thousands		Multi-Style Equity Fund
Investment Income		
Dividends	$	5,467
Dividends from affiliated money market funds		186
Interest		16
Securities lending income		12
Less foreign taxes withheld		—
Total investment income		5,681
Expenses		
Management fees		2,419
Custodian fees		226
Transfer agent fees		1
Professional fees		55
Trustees' fees		8
Printing fees		10
Miscellaneous		22
Expenses before reductions		2,741
Expense reductions		(43)
Net expenses		2,698
Net investment income (loss)		2,983
Net Realized and Unrealized Gain (Loss)		
Net realized gain (loss) on:		
Investments		18,831
Futures contracts		2,557
Options written		—
Index swap contracts		—
Interest rate swap contracts		—
Foreign currency-related transactions		—
Net realized gain (loss)		21,388
Net change in unrealized appreciation (depreciation) on:		
Investments		6,162
Futures contracts		(249)
Options written		—
Index swap contracts		—
Interest rate swap contracts		—
Foreign currency-related transactions		—
Net change in unrealized appreciation (depreciation)		5,913
Net realized and unrealized gain (loss)		27,301
Net Increase (Decrease) in Net Assets from Operations	$	30,284

See accompanying notes which are an integral part of the financial statements.

Aggressive Equity Fund	Non-U.S. Fund	Real Estate Securities Fund	Core Bond Fund
$ 1,946	$ 5,286	$ 9,992	$ 121
111	184	124	354
16	48	—	4,358
72	152	17	—
—	(584)	—	—
2,145	5,086	10,133	4,833
1,677	2,142	2,573	958
312	647	127	150
3	2	1	2
46	65	51	50
4	6	7	4
5	6	9	4
21	14	8	5
2,068	2,882	2,776	1,173
(216)	(288)	(3)	(55)
1,852	2,594	2,773	1,118
293	2,492	7,360	3,715
17,081	16,282	30,106	2,802
1,449	1,725	—	1,816
—	(501)	—	261
—	—	—	139
—	—	—	36
—	1,029	—	(444)
18,530	18,535	30,106	4,610
6,173	19,541	58,342	(667)
(51)	(37)	—	(464)
—	(36)	—	(51)
—	—	—	(67)
—	—	—	17
—	(208)	—	240
6,122	19,260	58,342	(992)
24,652	37,795	88,448	3,618
$ 24,945	$ 40,287	$ 95,808	$ 7,333

See accompanying notes which are an integral part of the financial statements.

Statement of Changes in Net Assets — For the Fiscal Years Ended December 31,

Amounts in thousands	Multi-Style Equity Fund 2004	Multi-Style Equity Fund 2003
Increase (Decrease) in Net Assets		
Operations		
Net investment income (loss)	$ 2,983	$ 1,977
Net realized gain (loss)	21,388	13,702
Net change in unrealized appreciation (depreciation)	5,913	47,424
Net increase (decrease) in net assets from operations	30,284	63,103
Distributions		
From net investment income	(2,311)	(1,743)
From net realized gain	—	—
From tax return of capital	—	—
Net decrease in net assets from distributions	(2,311)	(1,743)
Share Transactions		
Net increase (decrease) in net assets from share transactions	8,019	28,613
Total Net Increase (Decrease) in Net Assets	35,992	89,973
Net Assets		
Beginning of period	296,767	206,794
End of Period	$ 332,759	$ 296,767
Undistributed (overdistributed) net investment income included in net assets	$ 1,321	$ 649

See accompanying notes which are an integral part of the financial statements.

Aggressive Equity Fund		Non-U.S. Fund		Real Estate Securities Fund		Core Bond Fund	
2004	2003	2004	2003	2004	2003	2004	2003
$ 293	$ 117	$ 2,492	$ 1,801	$ 7,360	$ 9,111	$ 3,715	$ 4,208
18,530	16,388	18,535	579	30,106	(511)	4,610	4,198
6,122	31,170	19,260	53,362	58,342	55,264	(992)	243
24,945	47,675	40,287	55,742	95,808	63,864	7,333	8,649
(297)	(138)	(4,649)	(4,573)	(7,137)	(10,273)	(3,906)	(5,257)
(6,579)	—	—	—	(20,710)	—	(3,110)	(2,755)
—	—	—	—	—	(341)	—	—
(6,876)	(138)	(4,649)	(4,573)	(27,847)	(10,614)	(7,016)	(8,012)
11,129	21,054	16,509	17,610	57,081	41,265	28,332	6,285
29,198	68,591	52,147	68,779	125,042	94,515	28,649	6,922
166,385	97,794	206,619	137,840	254,691	160,176	147,202	140,280
$ 195,583	$ 166,385	$ 258,766	$ 206,619	$ 379,733	$ 254,691	$ 175,851	$ 147,202
$ —	$ —	$ (729)	$ (690)	$ 223	$ (1,162)	$ 146	$ 434

See accompanying notes which are an integral part of the financial statements.

Russell Investment Funds

Financial Highlights — For the Fiscal Years Ended

For a Share Outstanding Throughout Each Period.

	$ Net Asset Value, Beginning of Period	$ Net Investment Income (Loss)(a)	$ Net Realized and Unrealized Gain (Loss)	$ Total Income from Operations	$ Distributions from Net Investment Income	$ Distributions from Net Realized Gain	$ Return of Capital
Multi-Style Equity Fund							
December 31, 2004	11.56	.11	1.02	1.13	(.09)	—	—
December 31, 2003	9.04	.08	2.51	2.59	(.07)	—	—
December 31, 2002	11.84	.06	(2.80)	(2.74)	(.06)	—	—
December 31, 2001	14.13	.07	(2.06)	(1.99)	(.06)	(.24)	—
December 31, 2000	16.79	.08	(2.10)	(2.02)	(.08)	(.56)	—
Aggressive Equity Fund							
December 31, 2004	13.47	.02	1.95	1.97	(.02)	(.52)	—
December 31, 2003	9.26	.01	4.21	4.22	(.01)	—	—
December 31, 2002	11.44	(.02)	(2.16)	(2.18)	—	—	—
December 31, 2001	11.73	—(b)	(.28)	(.28)	—(b)	—	(.01)
December 31, 2000	13.36	.04	(.16)	(.12)	(.05)	(1.46)	—
Non-U.S. Fund							
December 31, 2004	9.76	.11	1.66	1.77	(.20)	—	—
December 31, 2003	7.20	.09	2.69	2.78	(.22)	—	—
December 31, 2002	8.64	.06	(1.37)	(1.31)	(.13)	—	—
December 31, 2001	11.15	.06	(2.52)	(2.46)	(.04)	—	(.01)
December 31, 2000	14.19	.10	(2.11)	(2.01)	—	(1.00)	(.03)
Real Estate Securities Fund							
December 31, 2004	13.71	.36	4.33	4.69	(.36)	(.95)	—
December 31, 2003	10.51	.55	3.28	3.83	(.61)	—	(.02)
December 31, 2002	10.75	.54	(.13)	.41	(.57)	(.08)	—
December 31, 2001	10.67	.57	.24	.81	(.55)	(.18)	—
December 31, 2000	8.81	.54	1.81	2.35	(.49)	—	—
Core Bond Fund							
December 31, 2004	10.47	.24	.24	.48	(.26)	(.19)	—
December 31, 2003	10.43	.31	.31	.62	(.38)	(.20)	—
December 31, 2002	10.13	.36	.52	.88	(.30)	(.28)	—
December 31, 2001	10.07	.54	.18	.72	(.60)	(.06)	—
December 31, 2000	9.64	.61	.33	.94	(.51)	—	—

(a) Average month-end shares outstanding were used for this calculation.
(b) Less than $.01 per share.
(c) May reflect amounts waived and/or reimbursed by the investment advisor and for certain funds, custody credit arrangements. The custody credit arrangements had an impact of less than .005%.

See accompanying notes which are an integral part of the financial statements.

$ Total Distributions	$ Net Asset Value, End of Period	% Total Return	$ Net Assets End of Period (000)	% Ratio of Expenses to Average Net Assets Net(c)	% Ratio of Expenses to Average Net Assets Gross	% Ratio of Net Investment Income to Average Net Assets(c)	% Portfolio Turnover Rate
(.09)	12.60	9.81	332,759	.87	.88	.96	123.29
(.07)	11.56	28.86	296,767	.87	.95	.82	107.67
(.06)	9.04	(23.19)	206,794	.92	.99	.61	145.90
(.30)	11.84	(14.21)	251,730	.92	.99	.57	131.67
(.64)	14.13	(12.26)	262,664	.92	.93	.51	161.09
(.54)	14.90	14.73	195,583	1.05	1.17	.17	150.26
(.01)	13.47	45.60	166,385	1.06	1.26	.10	138.95
—	9.26	(19.06)	97,794	1.25	1.36	(.17)	139.24
(.01)	11.44	(2.36)	111,693	1.25	1.38	.01	180.38
(1.51)	11.73	(.66)	106,665	1.25	1.28	.27	203.48
(.20)	11.33	18.30	258,766	1.15	1.28	1.11	73.45
(.22)	9.76	38.78	206,619	1.16	1.41	1.14	50.29
(.13)	7.20	(15.15)	137,840	1.30	1.48	.77	60.98
(.05)	8.64	(22.03)	154,494	1.30	1.43	.64	79.79
(1.03)	11.15	(14.43)	185,644	1.30	1.37	.78	86.06
(1.31)	17.09	34.88	379,733	.92	.92	2.43	47.21
(.63)	13.71	37.21	254,691	.95	.95	4.66	38.84
(.65)	10.51	3.80	160,176	.99	.99	5.01	55.43
(.73)	10.75	7.84	111,982	1.06	1.06	5.35	55.13
(.49)	10.67	27.24	88,713	1.08	1.08	5.58	45.79
(.45)	10.50	4.66	175,851	.70	.73	2.41	216.23
(.58)	10.47	6.15	147,202	.71	.78	2.86	232.64
(.58)	10.43	8.84	140,280	.80	.80	3.52	207.60
(.66)	10.13	7.41	109,971	.80	.88	5.25	205.62
(.51)	10.07	10.00	88,514	.80	.84	6.20	171.48

See accompanying notes which are an integral part of the financial statements.

Notes to Financial Statements — December 31, 2004

1. Organization

Russell Investment Funds (the "Investment Company") is a series mutual fund with five investment portfolios, referred to as "Funds." These financial statements report on the Funds, each of which has distinct investment objectives and strategies. These Funds are offered at net asset value to qualified insurance company separate accounts offering variable insurance products. The Investment Company is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. It is organized and operates as a Massachusetts business trust under a master trust agreement dated July 11, 1996. The Investment Company's master trust agreement permits the Board of Trustees to issue an unlimited number of full and fractional shares of beneficial interest at a $.01 par value.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies consistently followed by the Fund in the preparation of these financial statements. These policies are in conformity with generally accepted accounting principles ("GAAP") for investment companies. The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Security valuation

United States equity securities listed and traded principally on any national securities exchange are valued on the basis of the last sale price or, if there were no sales on that day, at the last reported price, on the primary exchange on which the security is traded. Equity securities traded on Nasdaq or in a U.S. OTC market will be valued at the official closing price (NOCP) as of the close of the market's regular trading hours.

Fixed-income securities listed and traded principally on any national securities exchange are valued at the evaluated bid price or, if there were no sales on that day, at the last reported bid price, on the primary exchange on which the security is traded. Over-the-counter fixed-income securities and options are valued on the basis of the last sale price. Many fixed-income securities do not trade each day, and thus last sale or bid prices are frequently not available. Accordingly, fixed-income securities may be valued using prices provided by a pricing service approved by the Board of Trustees when such prices are believed to reflect the market value of such securities.

Futures contracts are valued on the basis of the last sales price. Exchange listed futures contracts are valued on a basis of the last quoted daily settlement prices established by the exchange on which they trade. If there were no sales, futures are valued at the last reported bid price.

Investments in other mutual funds are valued at their net asset value per share, calculated at 4:00pm Eastern time or as of the close of the NYSE, whichever is earlier.

The value of swap agreements are equal to the Funds' obligation (or rights) under swap contracts which will generally be equal to the net amounts to be paid or received under the contracts based upon the relative values of the positions held by each party to the contracts.

International equity securities traded on a foreign national securities exchange or an over-the-counter market (foreign or domestic) are valued on the basis of the official closing price, or, lacking the official closing price, at the last sale price on the primary exchange on which the security is traded.

Short-term investments purchased by the Funds and maturing within 60 days at the time of purchase are valued at "amortized cost" unless the Board of Trustees determines that amortized cost does not represent fair value.

If market quotations are not readily available for a security or if subsequent events suggest that a market quotation is not reliable, the Funds will use the security's fair value, as determined in accordance with Fair Value Procedures. The effect of fair value pricing is that securities may not be priced on the basis of quotations from the primary market in which they are traded, but rather may be priced by another method that the Funds' Board of Trustees believes reflects fair value. This policy is intended to assure that the Funds' net asset value fairly reflects security values as of the time of pricing. Events or circumstances affecting the values of fund securities that occur between the closing of the principal markets on which they trade and the time the net asset value of fund shares is determined may be reflected in the calculation of net asset values for each applicable fund when a particular event or circumstance would materially affect such fund's net asset value.

Because foreign securities can trade on non-business days, the net asset value of a fund's portfolio that includes foreign securities may change on days when shareholders will not be able to purchase or redeem fund shares.

Investment transactions

Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the basis of specific identified cost incurred by each money manager within a particular Fund.

Investment income

Dividend income is recorded net of applicable withholding taxes on the ex-dividend date, except that certain dividends from foreign securities are recorded as soon as the Funds are informed of the ex-dividend date. Interest income is recorded on the accrual basis. The Core Bond Fund classifies gains and losses realized on prepayments received on mortgage-backed securities as part of interest income. All premiums and discounts, including original issue discounts, are amortized/accreted using the interest method.

Federal income taxes

Since the Investment Company is a Massachusetts business trust, each Fund is a separate corporate taxpayer and determines its net investment income and capital gains (or losses) and the amounts to be distributed to each Fund's shareholders without regard to the income and capital gains (or losses) of the other Funds.

It is each Fund's intention to qualify as a regulated investment company and distribute all of its taxable income and capital gains. Therefore, no federal income tax provision was required for the Funds.

Dividends and distributions to shareholders

For all Funds, income dividends and capital gain distributions, if any, are recorded on the ex-dividend date. Dividends are generally declared and paid quarterly, except for the Non-U.S. Fund, which generally declares and pays dividends annually. Capital gain distributions are generally declared and paid annually. An additional distribution may be paid by the Funds to avoid imposition of federal income and excise tax on any remaining undistributed capital gains and net investment income.

The timing and characterization of certain income and capital gain distributions are determined in accordance with federal tax regulations which may differ from GAAP. As a result, net investment income and net realized gain (or loss) on investment and foreign currency-related transactions for a reporting period may differ significantly from distributions during such period. The differences between tax regulations and GAAP primarily relate to investments in options, futures, forward contracts, swap contracts, passive foreign investment companies, foreign-denominated investments, mortgage-backed securities, certain securities sold at a loss and capital loss carryforwards.

Expenses

The Funds will pay their own expenses other than those expressly assumed by Frank Russell Investment Management Company ("FRIMCo" or "Advisor"). Most expenses can be directly attributed to the individual Funds. Expenses which cannot be directly attributed to a specific Fund are allocated among all Funds principally based on their relative net assets.

Foreign currency translations

The books and records of the Funds are maintained in US dollars. Foreign currency amounts and transactions of the Funds are translated into US dollars on the following basis:

(a) Market value of investment securities, other assets and liabilities at the closing rate of exchange on the valuation date.

(b) Purchases and sales of investment securities and income at the closing rate of exchange prevailing on the respective trade dates of such transactions.

Reported net realized gains or losses from foreign currency-related transactions arise from: sales and maturities of short-term securities; sales of foreign currencies; currency gains or losses realized between the trade and settlement dates on securities transactions; the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Non-U.S. Fund's books and the US dollar equivalent of the amounts actually received or paid. Net unrealized gains or losses from foreign currency-related transactions arise from changes in the value of assets and liabilities, other than investments in securities, at year end, as a result of changes in the exchange rates.

The Funds do not isolate that portion of the results of operations of the Fund that arises as a result of changes in exchange rates from that portion that arises from changes in market prices of investments during the year. Such fluctuations are included with the net realized and unrealized gain or loss from investments. However, for federal income tax purposes the Funds do isolate the effects of changes in foreign exchange rates from the fluctuations arising from changes in market prices for realized gain (or loss) on debt obligations.

Derivatives

To the extent permitted by the investment objectives, restrictions and policies set forth in the Funds' Prospectus and Statement of Additional Information, the Funds may participate in various derivative-based transactions. Derivative securities are instruments or agreements whose value is derived from an underlying security or index. They include options, futures, swaps, forwards, structured notes and stripped securities. These instruments offer unique characteristics and risks that assist the Funds in meeting their investment strategies.

The Funds typically use derivatives in three ways: cash equitization/monetization, hedging, and return enhancement. Cash equitization/monetization is a technique that may be used by certain Funds through the use of options and futures to earn "market-like" returns with their excess and liquidity reserve cash balances. Hedging is used by some Funds to limit or control risks, such as adverse movements in exchange rates and interest rates. Return enhancement can be accomplished through the use of derivatives in a Fund. By purchasing certain instruments, Funds may more effectively achieve the desired portfolio characteristics that assist them in meeting their investment objectives. Depending on how the derivatives are structured and utilized, the risks associated with them may vary widely. These risks are generally categorized as market risk, liquidity risk and counterparty or credit risk.

Foreign currency exchange contracts

In connection with portfolio purchases and sales of securities denominated in a foreign currency, the Non-U.S. and Core Bond Funds may enter into foreign currency exchange spot contracts and forward foreign currency exchange contracts ("contracts"). Contracts are recorded at market value. Certain risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and are generally limited to the amount of unrealized gain on the contracts, if any, that is recognized in the Statement of Assets and Liabilities. Realized gains or losses arising from such transactions are included in net realized gain (or loss) from foreign currency-related transactions. Open contracts at December 31, 2004 are presented on the Schedule of Investments for the Non-U.S. and Core Bond Funds.

Forward commitments

The Funds may contract to purchase securities for a fixed price at a future date beyond customary settlement time (not to exceed 120 days) consistent with a Fund's ability to manage its investment portfolio and meet redemption requests. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The Funds may dispose of a forward commitment transaction prior to settlement if it is appropriate to do so and realize short-term gains (or losses) upon such sale. When effecting such transactions, cash or liquid high-grade debt obligations of the Fund in a dollar amount sufficient to make payment for the portfolio securities to be purchased will be segregated on the Fund's records at the trade date and maintained until the transaction is settled. A forward commitment transaction involves a risk of loss if the value of the security to be purchased declines prior to the settlement date or the other party to the transaction fails to complete the transaction.

Options

The Funds may purchase and sell (write) call and put options on securities and securities indices, provided such options are traded on a national securities exchange or in an over-the-counter market. The Funds may also purchase and sell call and put options on foreign currencies. The domestic equity Funds may utilize options to equitize liquidity reserve balances.

The Funds will not enter into any such transactions unless it owns (1) an offsetting ("covered") position in securities, currencies or other options, futures contracts or forward contracts or (2) cash or liquid assets with a value, marked to market daily, sufficient to cover their obligations to the extent not covered as provided in (1) above. The Funds will comply with SEC guidelines regarding cover for these instruments and will, if the guidelines so require, designate the prescribed amount of cash or liquid assets as segregated.

When a Fund writes a covered call or a put option, an amount equal to the premium received by the Fund is included in the Fund's Statement of Assets and Liabilities as an asset and as an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. The Fund receives a premium on the sale of a call option but gives up the opportunity to profit from any increase in stock value above the exercise price of the option, and when the Fund writes a put option it is exposed to a decline in the price of the underlying security.

Whether an option which the Fund has written either expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss, if the cost of a closing purchase transaction exceeds the premium received when the option was sold) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a call option which the Fund has written is exercised, the Fund realizes a capital gain or loss from the sale of the underlying security, and the proceeds from such sale are increased by the premium originally received. When a put option which a Fund has written is exercised, the amount of the premium originally received will reduce the cost of the security which a Fund purchases upon exercise of the option. Realized gains (losses) on purchased options are included in net realized gain (loss) from investments.

The Funds' use of written options involves, to varying degrees, elements of market risk in excess of the amount recognized in the Statement of Assets and Liabilities. The face or contract amounts of these instruments reflect the extent of the Funds' exposure to market risk. The risks may be caused by an imperfect correlation between movements in the price of the instrument and the price of the underlying securities and interest rates.

Future contracts

The Funds utilize futures contracts to equitize uninvested cash balances. The face or contract amounts of these instruments reflect the extent of the Funds' exposure to off balance sheet risk. The primary risks associated with the use of futures contracts are an imperfect correlation between the change in market value of the securities held by the Fund and the prices of futures contracts and the possibility of an illiquid market. Upon entering into a futures contract, the Funds are required to deposit with a broker an amount, termed the initial margin, which typically represents 5% of the purchase price indicated in the futures contract. Payments to and from the broker, known as variation margin, are required to be made on a daily basis as the price of the futures contract fluctuates. Changes in initial settlement value are accounted for as unrealized appreciation (depreciation) until the contracts are terminated, at which time realized gains and losses are recognized.

Swap agreements

The Funds may enter into swap agreements as an additional equitization vehicle for uninvested cash balances held by the Funds or to effect investment transactions consistent with the Funds' investment objectives and strategies. Swap agreements are two party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard swap transaction, the two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular investments or instruments. The returns to be exchanged between the parties are calculated with respect to a "notional amount" (i.e. a specified dollar amount that is hypothetically invested in a "basket" of securities representing a particular index). Amounts paid to and received from the swap counterparties representing capital appreciation and depreciation on the underlying securities and accrued interest expense and interest income are recorded as net realized gain (loss). The Fund is exposed to credit risk in the event of non-performance by the swap counterparties; however, the Fund does not anticipate non-performance by the counterparties.

Investment in international markets

Investing in international markets may involve special risks and considerations not typically associated with investing in the United States markets. These risks include revaluation of currencies, high rates of inflation, repatriation, restrictions on income and capital, and future adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls, delayed settlements, and their prices more volatile than those of comparable securities in the United States.

Guarantees

In the normal course of business the Funds enter into contracts that contain a variety of representations which provide general indemnifications. The Funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Funds that have not yet occurred. However, the Funds expect the risk of loss to be remote.

3. Investment Transactions

Securities

For the period ended December 31, 2004, purchases and sales of investment securities (excluding US Government and Agency obligations, short-term investments, options, futures and repurchase agreements) were as follows:

Funds		Purchases		Sales
Multi-Style Equity	$	375,875,295	$	357,961,743
Aggressive Equity		257,990,260		251,151,885
Non-U.S.		170,334,825		150,332,945
Real Estate Securities		174,949,773		139,062,847
Core Bond		103,607,858		85,976,250

Purchases and sales of US Government and Agency obligations (excluding short-term investments, options, futures and repurchase agreements) were as follows:

Fund		Purchases		Sales
Core Bond	$	152,258,590	$	142,653,504

Written Options Contracts

Fund transactions in written options for the period ended December 31, 2004 were as follows:

	Non-U.S.			Core Bond		
	Number of Contracts		Premiums Received	Number of Contracts		Premiums Received
Outstanding December 31, 2003	101	$	846,267	47	$	88,977
Opened	1,547		17,952,119	425		215,076
Closed	(1,543)		(17,910,215)	(39)		(31,348)
Expired	—		—	(311)		(230,020)
Outstanding December 31, 2004	105	$	888,171	122	$	42,685

Securities Lending

The Investment Company has a securities lending program whereby each Fund can loan securities with a value up to 33⅓% of its total assets to certain brokers. The Fund receives cash (US currency), US Government or US Government agency obligations as collateral against the loaned securities. To the extent that a loan is collateralized by cash, such collateral shall be invested by the securities lending agent, State Street Bank and Trust Company ("State Street"), in money market mutual funds and such other short-term investments, provided the investments meet certain quality and diversification requirements. The collateral received is recorded on the Fund's statement of assets and liabilities along with the related obligation to return the collateral.

Income generated from the investment of cash collateral, less negotiated rebate fees paid to participating brokers and transaction costs, is divided between the Fund and State Street and is recorded as income for the Fund. To the extent that a loan is secured by non-cash collateral, brokers pay the Fund negotiated lenders' fees, which are divided between the Fund and State Street and are recorded as securities lending income for the Fund. All collateral received will be in an amount at least equal to 102% (for loans of US securities) or 105% (for non-US securities) of the market value of the loaned securities at the inception of each loan. The market value of the loaned securities is determined at the close of business of the Funds and any additional required collateral is delivered to the Fund the next day. Should the borrower of the securities fail financially, there is a risk of delay in recovery of the securities or loss of rights in the collateral. Consequently, loans are made only to borrowers which are deemed to be of good financial standing. As of December 31, 2004, the value of outstanding securities on loan and the value of collateral amounted to as follows:

Funds	Value of Securities on Loan	Value of Cash Collateral
Multi-Style Equity	$ 869,103	$ 889,250
Aggressive Equity	21,386,600	22,022,331
Non-U.S.	19,629,669	20,647,080
Real Estate Securities	2,935	2,925

As of December 31, 2004, there was no non-cash collateral received for the securities on loan.

4. Related Party Transactions, Fees and Expenses

Manager

FRIMCo advises and administers all of the Funds which comprise the Investment Company. FRIMCo is a wholly-owned subsidiary of Frank Russell Company, a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company. Frank Russell Company researches and recommends to FRIMCo, and to the Investment Company, one or more investment management organizations to manage the portfolio of each Fund.

The Funds are permitted to invest their cash reserves (i.e., monies awaiting investment in portfolio securities suitable for the Funds' objectives), and a portion of the collateral received from the Investment Company's securities lending program in the Frank Russell Investment Company Money Market Fund. As of December 31, 2004, $80,681,000 of the Money Market Fund's net assets represents investments by the Funds.

For the period ended December 31, 2004, the management fee paid to FRIMCo, for the Funds listed below, in accordance with the Investment Company's Management Agreement with that firm, amounted to $9,768,338 before waivers and/or reimbursements. Such fee is payable monthly and is equal to the annual rate, by Fund, shown in the following table, of the average daily net assets of the applicable Fund.

Funds	Annual Rate
Multi-Style Equity	0.78%
Aggressive Equity	0.95
Non-U.S.	0.95
Real Estate Securities	0.85
Core Bond	0.60

FRIMCo has contractually agreed to waive a portion of its management fee for each Fund, up to the full amount of its fee, to the extent the Fund's operating expenses exceed specified limits imposed by FRIMCo on an annual basis. Additionally, FRIMCo has contractually agreed to reimburse each Fund for all remaining expenses, after fee waivers, that still exceed their respective expense caps. There were no reimbursements for the period ended December 31, 2004.

FRIMCo does not have the ability to recover amounts waived or reimbursed from previous periods.

The expense caps and waivers were as follows:

Funds	Expense Cap	Manager Fees Waived
Multi-Style Equity	0.87%	$ 42,289
Aggressive Equity	1.05	215,126
Non-U.S.	1.15	287,356
Real Estate Securities	1.10	—
Core Bond	0.70	52,142

Custodian

The Funds have entered into arrangements with their Custodian whereby custody credits realized as a result of uninvested cash balances were used to reduce a portion of the Funds' expenses. For the period ended December 31, 2004, the Funds' custodian fees were reduced by the following amounts under these arrangements:

Funds	Custody Credit Amount
Multi-Style Equity	$ 400
Aggressive Equity	443
Non-U.S.	513
Real Estate Securities	541
Core Bond	2,685

FRIMCo waived a portion of its advisory fee for the following Funds to provide the benefit of brokerage commission rebates from a non-affiliated broker to these Funds in the following amounts:

Funds	Amount Paid
Multi-Style Equity	$ 623
Aggressive Equity	859
Real Estate Securities	2,438

Analytic services

Fees for analytic services provided to the Funds are paid or accrued to Russell/Mellon Analytical Services, an affiliate of FRIMCo. Russell/Mellon Analytical Services provided TruVP System to the Funds. The TruVP System provides investment analytics. Effective June 1, 2004, the Funds discontinued paying Russell/Mellon Analytical Services for use of the TruVP System and FRIMCo has agreed to pay these fees going forward. Total fees for the Funds reported herein for the period ended December 31, 2004 were $37,718.

Distributor

Russell Fund Distributors, Inc. (the "Distributor"), a wholly-owned subsidiary of FRIMCo, is the principal Distributor for Investment Company shares. The Distributor receives no compensation from the Investment Company for its services.

Brokerage commissions

The Funds may effect portfolio transactions through Frank Russell Securities, Inc., an affiliate of the Manager, when a money manager determines that the Fund will receive competitive execution, price and commissions. Amounts retained by Frank Russell Securities, Inc. for the period ended December 31, 2004 were as follows:

Funds	Amount
Multi-Style Equity	$ 14,302
Aggressive Equity	6,927
Non-U.S.	17,451
Real Estate Securities	3,595

Additionally, the Funds paid brokerage commissions to non-affiliated brokers who provided brokerage and research services to the Manager.

Accrued fees payable to affiliates as of December 31, 2004 were as follows:

	Multi-Style Equity	Aggressive Equity	Non-U.S.	Real Estate Securities	Core Bond
Management fees	$ 221,307	$ 154,695	$ 205,063	$ 274,348	$ 88,251
Transfer agent fees	1,612	583	1,084	1,963	678
	$ 222,919	$ 155,278	$ 206,147	$ 276,311	$ 88,929

Board of Trustees

The Russell Fund Complex consists of Frank Russell Investment Company ("FRIC"), which has 34 funds, and Russell Investment Funds ("RIF"), which has five funds. Each of the trustees is a trustee of both FRIC and RIF. The Russell Fund Complex pays each of its Trustees not affiliated with FRIMCo a retainer of $52,000 per year, $5,000 for each regular quarterly meeting attended in person, $2,000 for each special meeting attended in person, and $2,000 for each Joint Audit Committee meeting or Nominating and Governance Committee or any other committee meeting established and approved by the Board that is attended in person. Each Trustee will receive a $500 fee for attending the meetings (quarterly, special, committee) by phone instead of receiving the full fee had the member attended in person. Out of pocket expenses are also paid by the Russell Fund Complex. The Lead Trustee is paid a fee of $10,000 per year. The Audit Committee chair is paid a fee of $12,000 per year and the Nominating and Governance Committee chair is paid a fee of $6,000 per year.

5. Federal Income Taxes

At December 31, 2004, the following Funds had net tax basis capital loss carryforwards which may be applied against any net realized taxable gains in each succeeding year or until their respective expiration dates, whichever occurs first. Available capital loss carryforwards and expiration dates are as follows:

Capital loss carryforward

	12/31/09	12/31/10	12/31/11	Totals
Multi-Style Equity	$ 32,384,952	$ 42,288,325	$ 3,302,725	$ 77,976,002
Non-U.S.	12,093,749	25,579,757	5,528,524	43,202,030

At December 31, 2004, the cost of investments, net unrealized appreciation (depreciation), undistributed ordinary income and undistributed long-term capital gains for income tax purposes were as follows:

	Multi-Style Equity	Aggressive Equity	Non-U.S.	Real Estate Securities	Core Bond
Cost of Investments	$ 291,827,512	$ 185,511,622	$ 229,052,059	$ 267,557,473	$ 208,857,846
Unrealized Appreciation	44,516,644	34,009,828	51,114,258	118,624,275	3,550,284
Unrealized Depreciation	(3,006,257)	(1,699,635)	(1,875,083)	(82,391)	(676,823)
Net Unrealized Appreciation (Depreciation)	$ 41,510,387	$ 32,310,193	$ 49,239,175	$ 118,541,884	$ 2,873,461
Undistributed Ordinary Income	$ 1,321,016	$ —	$ 2,235,713	$ 1,663,422	$ 1,358,318
Undistributed Long-Term Gains (Capital Loss Carryforward)	(77,976,002)	5,956,305	(43,202,030)	4,869,229	667,820
Tax Composition of Distributions					
Ordinary Income	$ 2,310,844	$ 292,847	$ 4,649,250	$ 8,052,521	$ 5,842,093
Long Term Capital Gains	$ —	$ 6,583,523	$ —	$ 19,794,147	$ 1,174,404

As permitted by tax regulations, the Core Bond Fund intends to defer a net realized capital loss of $39,714 incurred from November 1, 2004 to December 31, 2004.

Notes to Financial Statements, continued — December 31, 2004

6. Fund Share Transactions (amounts in thousands)

Share transactions for the period ended December 31, 2004 were as follows:

	Shares		Dollars	
Multi-Style Equity	2004	2003	2004	2003
Proceeds from shares sold	4,020	3,987	$ 46,942	$ 40,534
Proceeds from reinvestment of distributions	196	181	2,311	1,744
Payments for shares redeemed	(3,484)	(1,381)	(41,234)	(13,665)
Total net increase (decrease)	732	2,787	$ 8,019	$ 28,613
Aggressive Equity				
Proceeds from shares sold	2,208	3,825	$ 30,538	$ 43,296
Proceeds from reinvestment of distributions	474	11	6,876	138
Payments for shares redeemed	(1,906)	(2,043)	(26,285)	(22,380)
Total net increase (decrease)	776	1,793	$ 11,129	$ 21,054
Non-U.S.				
Proceeds from shares sold	3,827	2,604	$ 38,755	$ 21,233
Proceeds from reinvestment of distributions	432	489	4,649	4,572
Payments for shares redeemed	(2,607)	(1,048)	(26,895)	(8,195)
Total net increase (decrease)	1,652	2,045	$ 16,509	$ 17,610
Real Estate Securities				
Proceeds from shares sold	4,847	3,284	$ 73,559	$ 39,761
Proceeds from reinvestment of distributions	1,702	856	27,847	10,614
Payments for shares redeemed	(2,912)	(806)	(44,325)	(9,110)
Total net increase (decrease)	3,637	3,334	$ 57,081	$ 41,265
Core Bond				
Proceeds from shares sold	3,478	2,229	$ 36,630	$ 23,733
Proceeds from reinvestment of distributions	668	760	7,016	8,011
Payments for shares redeemed	(1,455)	(2,383)	(15,314)	(25,459)
Total net increase (decrease)	2,691	606	$ 28,332	$ 6,285

7. Beneficial Interest

As of December 31, 2004, the following table includes shareholders with shares of beneficial interest greater than 10% of the total outstanding shares of each respective Fund. Northwestern Mutual Life Insurance Company was the largest client in each Fund.

Funds	# of Shareholders	%
Multi-Style Equity	3	85.8
Aggressive Equity	3	84.0
Non-U.S.	3	87.8
Real Estate Securities	3	88.5
Core Bond	3	91.9

Notes to Financial Statements, continued — December 31, 2004

8. Illiquid or Restricted Securities

A Fund may invest a portion of its net assets not to exceed 15% in securities that are illiquid. Illiquid securities are securities that may not be readily marketable, and that cannot be sold within seven days in the ordinary course of business at the approximate amount at which the Fund has valued the securities. Illiquid and restricted securities may be priced by the Funds using fair value procedures approved by the Board of Trustees. Restricted securities are subject to contractual limitations on resale, are often issued in private placement transactions, and are not registered under the Securities Act of 1933 (the "Act"). The most common types of restricted securities are those sold under Rule 144A of the Act and commercial paper sold under Section 4(2) of the Act. Such restricted securities are not subject to the 15% limitation if the Adviser, under supervision of the Board of Trustees, determines that a liquid trading market exists. Information concerning illiquid and restricted securities held by the Funds is as follows:

Pursuant to guidelines established by the Board of Trustees, the Adviser has determined that a liquid trading market exists for the following restricted securities held as of December 31, 2004:

Restricted Securities (144A)

Fund - % of Net Assets Securities	Acquisition Date	Principal Amount ($) or Shares	Cost per Unit $	Cost (000) $	Market Value (000) $
Aggressive Equity Fund - 0.3%					
Diamondrock Hospitality Co.	06/26/04	20,800	10.00	208	212
Fieldstone Investment Corp.	06/07/04	13,100	15.80	207	226
Provident Senior Living Trust	07/26/04	15,300	15.00	230	245
					683
Non-U.S. Fund - 0.3%					
First Financial Holding Co., Ltd.	10/07/04	39,085	16.74	654	671
Core Bond Fund - 3.6%					
BAE Systems Holdings, Inc.	11/28/04	350,000	100.09	350	392
Centaur Funding Corp.	03/07/02	165,000	1.07	177	217
Citigroup, Inc.	11/27/01	230,000	89.17	205	231
Clorox Co.	11/30/04	70,000	99.69	70	71
Clorox Co.	11/30/04	100,000	100.01	100	101
DG Funding Trust	11/03/04	49	10,537.12	516	525
Dresdner Funding Trust I	04/09/03	185,000	103.17	191	229
Export-Import Bank Of Korea	02/03/04	120,000	99.58	119	120
Glencore Funding LLC	05/12/04	60,000	91.33	55	58
GT Group Telecom, Inc.	01/27/00	175	48.28	8	—
HVB Funding Trust I	05/01/03	150,000	96.71	145	193
Korea Electric Power Corp.	04/20/04	60,000	98.45	59	60
May Department Stores Co. (The)	07/13/04	90,000	99.87	90	92
Miller Brewing Co.	08/06/03	140,000	99.97	140	146
Mizuho Financial Group Cayman, Ltd.	02/27/04	150,000	100.73	151	158
Mizuho Preferred Capital Co. LLC	08/20/99	315,000	90.81	286	357
Monumental Global Funding II	02/04/03	155,000	100.00	155	155
Morgan Stanley Bank AG for OAO Gazprom	02/21/03	100,000	109.99	110	118
Natexis Ambs Co. LLC	06/24/98	120,000	105.46	127	135
Parker Hannifin Employee Stock Ownership Trust	03/09/99	217,328	100.00	217	227
Qwest Services Corp.	03/25/04	40,000	115.58	46	48
Russia Government International Bond	12/03/01	495,000	90.72	449	510
Russia Government International Bond	10/27/04	200,000	110.89	222	222
Russia Government International Bond	12/09/04	200,000	102.37	205	207
SACO I, Inc.	11/28/07	450,407	100.00	450	450
Systems 2001 AT LLC	03/08/02	141,490	101.96	144	154

Notes to Financial Statements, continued — December 31, 2004

Fund - % of Net Assets Securities	Acquisition Date	Principal Amount ($) or Shares	Cost per Unit $	Cost (000) $	Market Value (000) $
Telecom Italia Capital SA	09/28/04	95,000	99.08	94	93
Telecom Italia Capital SA	12/20/04	115,000	98.13	113	113
Tenaska Alabama II Partners, LP	10/09/03	111,051	100.00	111	116
Tengizchevroil Finance Co.	11/23/04	215,000	100.65	216	215
Texas Geneco LLC	12/08/04	40,000	100.00	40	41
TXU Corp.	11/22/04	240,000	99.94	240	240
TXU Corp.	11/24/04	110,000	98.98	109	109
TXU Corp.	12/20/04	35,000	99.78	35	35
Zurich Capital Trust I	01/10/03	245,000	93.94	230	275
					6,413

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders
of Russell Investment Funds:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Multi-Style Equity Fund, Aggressive Equity Fund, Non-U.S. Fund, Core Bond Fund, and Real Estate Securities Fund (constituting the Russell Investment Funds, hereafter referred to as the "Funds") at December 31, 2004, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian, brokers and transfer agent, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Seattle, Washington
February 14, 2005

Russell Investment Funds

Tax Information — December 31, 2004 (Unaudited)

Pursuant to Section 852 of the Internal Revenue Code, the Funds designate the following amounts as long-term capital gain dividends for their taxable year ended December 31, 2004:

	Total 20% Long-Term Capital Gains	Total 15% Long-Term Capital Gains
Aggressive Equity	$ —	$ 6,583,523
Real Estate Securities	—	19,794,147
Core Bond	456	1,173,948

The Non-U.S. Fund paid foreign taxes of $581,503 and recognized $4,917,836 of foreign source income during the taxable year ended December 31, 2004. Pursuant to Section 853 of the Internal Revenue Code, the Fund designates $0.0255 per share of foreign taxes paid and $0.2154 of gross income earned from foreign sources in the taxable year ended December 31, 2004.

Russell Investment Funds

Shareholder Requests for Other Information

A description of the policies and procedures that the Fund has adopted to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling the Fund at (800) 787-7354 or (ii) on the Securities and Exchange Commission's website at www.sec.gov. Information on how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available at www.russell.com and on the SEC's website at www.sec.gov.

The Funds will file their complete schedules of investments with the Securities and Exchange Commission for the first and third quarters of each fiscal year on Form N-Q. The Funds' Form N-Q is available (i) without charge, upon request, by calling the Fund at (800) 787-7354, (ii) on the Fund's website at www.russell.com, (iii) on the Securities and Exchange Commission's website at www.sec.gov, and (iv) the Securities and Exchange commission's public reference room.

Disclosure of Information about Fund Directors — December 31, 2004 (Unaudited)

The following tables provide information for each officer and trustee of the Russell Fund Complex. The Russell Fund Complex consists of Frank Russell Investment Company ("FRIC"), which has 34 funds, and Russell Investment Funds ("RIF"), which has 5 funds. Each of the trustees is a trustee of both FRIC and RIF. The first table provides information for trustees who are interested trustees. The second table provides information for the independent trustees. The third table provides information for the officers.

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INTERESTED TRUSTEES AND INTERESTED TRUSTEE EMERITUS					
*George F. Russell, Jr., Born July 3, 1932 909 A Street Tacoma, Washington 98402-1616	Trustee Emeritus and Chairman Emeritus since 1999	Until resignation or removal	• Director Emeritus, FRC • Chairman Emeritus, FRIC and RIF • Chairman Emeritus, Frank Russell Securities, Inc. • Chairman Emeritus, Russell 20/20 Association • Chairman Emeritus, Frank Russell Trust Company • Director Emeritus FRIMCo • Chairman of Sunshine Management Services, LLC	39	None
*Lynn L. Anderson, Born April 22, 1939 909 A Street Tacoma, Washington 98402-1616	Trustee since 1987 Chairman of the Board since 1999	Appointed until successor is duly elected and qualified Until successor is chosen and qualified by trustees	• Vice Chairman, FRC • Chairman of the Board, Trustee, FRIC and RIF • CEO and Chairman of the Board, Russell Fund Distributors, Inc. and FRIMCo • Trustee, President and Chairman of the Board, SsgA Funds (investment company) • Director, Chairman of the Board, Frank Russell Trust Company • Director, Frank Russell Investments (Ireland) Limited and Frank Russell Investments (Cayman) Ltd. • Until October, 2002, President and CEO, FRIC and RIF	39	• Trustee, The SsgA Funds (investment company)
*Michael J.A. Phillips, Born January 20, 1948 909 A Street Tacoma, Washington 98402-1616	Trustee Since 2002	Appointed until successor is duly elected and qualified.	• 1990 – 2003, President, FRC • 1993 – 2003, CEO, FRC • Chairman of the Board and Director, FRC • Trustee, FRIC and RIF • Director, FRTC and Frank Russell Capital Inc. • Director/Chairman, Frank Russell Investments (Delaware), Inc. • Director, Chairman of The Board and President, Russell 20/20 Association • Director, Frank Russell Company Pty. Limited, Frank Russell Japan Co., Ltd., Frank Russell Investments (Suisse), S.A., and Frank Russell Company Limited	39	None

* Each of Messrs. Russell, Anderson and Phillips is also an officer of an affiliate of FRIC and RIF and is therefore an interested trustee.

Disclosure of Information about Fund Directors, continued — December 31, 2004 (Unaudited)

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INDEPENDENT TRUSTEES AND INDEPENDENT TRUSTEE EMERITUS					
Paul E. Anderson, Born October 15, 1931 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	◦ 1996 to present, President, Anderson Management Group LLC (private investments consulting)	39	None
Paul Anton, Ph.D., Born December 1, 1919 909 A Street Tacoma, Washington 98402-1616	Trustee Emeritus since 2003	Five year term	◦ Retired since 1997 ◦ Trustee of FRIC and RIF Until 2002	39	None
William E. Baxter, Born June 8, 1925 909 A Street Tacoma, Washington 98402-1616	Trustee Emeritus since 2004	Five year term	◦ Retired since 1986 ◦ Trustee of FRIC and RIF Until 2004	39	None
Kristianne Blake, Born January 22, 1954 909 A Street Tacoma, Washington 98402-1616	Trustee since 2000	Appointed until successor is duly elected and qualified	◦ President, Kristianne Gates Blake, P.S. (accounting services)	39	• Trustee WM Group of Funds (investment company); • Director, Avista Corp
Daniel P. Connealy Born June 6, 1946 909 A Street Tacoma, Washington 98402-1616	Trustee since 2003	Appointed until successor is duly elected and qualified	◦ 2004, Senior Vice President and Chief Financial Officer, Waddell & Reed Financial, Inc. ◦ 2001 – 2003, Vice President and Chief Financial Officer, Janus Capital Group Inc. ◦ 1979 – 2001, Audit and Accounting Partner, PricewaterhouseCoopers LLP	39	• Director, Gold Banc Corporation, Inc.
Jonathan Fine Born July 8, 1954 909 A Street Tacoma, Washington 98402-1616	Trustee since 2004	Appointed until successor is duly elected and qualified	◦ President and Chief Executive Officer, United Way of King County, WA ◦ 1996 – 2000, Chief Executive Officer, Seattle/King County Chapter of the American Red Cross	39	None

Disclosure of Information about Fund Directors, continued — December 31, 2004 (Unaudited)

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Lee C. Gingrich, Born October 6, 1930 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• Retired since 1995	39	None
Eleanor W. Palmer, Born May 5, 1926 909 A Street Tacoma, Washington 98402-1616	Trustee Emeritus since 2004	Five year term	• Retired since 1981 • Trustee of FRIC and RIF Until 2004	39	None
Raymond P. Tennison, Jr. Born December 21, 1955 909 A Street Tacoma, Washington 98402-1616	Trustee since 2000	Appointed until successor is duly elected and qualified	• Currently, President, Simpson Investment Company and several additional subsidiary companies, including Simpson Timber Company, Simpson Paper Company and Simpson Tacoma Kraft Company	39	None
Julie W. Weston, Born October 2, 1943	Trustee since 2002	Appointed until successor is duly elected and qualified	• Retired since 2000 • 1987 to 2000, Arbitrator, The American Arbitration Association Commercial Panel • 1995 to 1999, Hearing Officer, University of Washington • 1987 to 2002, Director, Smith Barney Fundamental Value Fund	39	None

Disclosure of Information about Fund Directors, continued — December 31, 2004 (Unaudited)

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years
OFFICERS			
J. David Greenwald Born September 24, 1957 909 A Street Tacoma, Washington 98402-1616	Chief Compliance Officer since 2004	Until successor is chosen and qualified by Trustees	◦ Chief Compliance Officer, FRIC ◦ Chief Compliance Officer, RIF ◦ Chief Compliance Officer, FRIMCo ◦ 2003-2004 Vice President and Head of Fund Compliance, ING Funds LLC ◦ 1996-2003 Director of Mutual Fund Compliance and Operations, American Skandia, Inc.
Gregory J. Stark, Born May 3, 1968 909 A Street Tacoma, Washington 98402-1616	President and Chief Executive Officer since 2004	Until successor is chosen and qualified by Trustees	◦ President and CEO, FRIC and RIF ◦ Director, President and CEO, FRIMCo ◦ Director and President, Russell Fund Distributors, Inc. and Russell Insurance Agency, Inc. ◦ 1995 to present, Managing Director of International Operations of FRC ◦ Managing Director of Individual Investor Services, FRC ◦ 2000 to 2004, Managing Director, Sales and Client Service, FRIMCo ◦ 1998 to 2000, Representative Director, Frank Russell Investments (Japan), Ltd.
Mark E. Swanson, Born November 26, 1963 909 A Street Tacoma, Washington 98402-1616	Treasurer and Chief Accounting Officer since 1998	Until successor is chosen and qualified by Trustees	◦ Treasurer and Chief Accounting Officer, FRIC and RIF 1998 to present ◦ Director, Funds Administration, FRIMCo and Frank Russell Trust Company ◦ Treasurer, SsgA Funds (investment company) ◦ Manager, Funds Accounting and Taxes, Russell Fund Distributors, Inc. ◦ April 1996 to August 1998, Assistant Treasurer, FRIC and RIF; November 1995 to July 1998, Assistant Secretary, SsgA Funds; February 1997 to July 1998, Manager, Funds Accounting and Taxes, FRIMCo
Thomas F. Hanly Born November 17, 1964 909 A Street Tacoma, Washington 98402-1616	Chief Investment Officer since 2003	Until removed by Trustees	◦ Chief Investment Officer, FRC ◦ 1999 to 2003, Chief Financial Officer
Randall P. Lert, Born October 3, 1953 909 A Street Tacoma, Washington 98402-1616	Director of Investments since 1991	Until removed by Trustees	◦ Director of Investments, FRIC and RIF ◦ Chief Portfolio Strategist, FRIMCo ◦ Chief Investment Officer, Frank Russell Trust Company ◦ Director, FRIMCo and Russell Fund Distributors, Inc.
Karl J. Ege, Born October 8, 1941 909 A Street Tacoma, Washington 98402-1616	Secretary and General Counsel since 1994	Until removed by Trustees	◦ Secretary and General Counsel, FRIC, RIF, FRIMCo, Frank Russell Trust Company and Russell Fund Distributors, Inc. ◦ Director, Secretary and General Counsel, Frank Russell Capital Inc. ◦ Director and Secretary, Russell 20-20 Association
Mark D. Amberson, Born July 20, 1960 909 A Street Tacoma, Washington 98402-1616	Director of Short-Term Investment Funds since 2001	Until removed by Trustees	◦ Director of Short-Term Investment Funds, FRIC, RIF, FRIMCo and Frank Russell Trust Company ◦ From 1991 to 2001, Portfolio Manager, FRIC, RIF, FRIMCo and Frank Russell Trust Company

Russell Investment Funds

Frank Russell Investment Company

909 A Street, Tacoma, Washington 98402
(800) 832-6688
In Washington (253) 627-7001

Officers

Lynn L. Anderson, Chairman of the Board
Greg J. Stark, President and Chief Executive Officer
J. David Greenwald, Chief Compliance Officer
Karl J. Ege, Secretary
Mark E. Swanson, Treasurer and Chief Accounting Officer
Tom F. Hanly, Chief Investment Officer
Randall P. Lert, Director of Investments
Mark D. Amberson, Director of Short Term Investment Funds

Manager, Transfer and Dividend Paying Agent

Frank Russell Investment Management Company
909 A Street
Tacoma, WA 98402

Consultant

Frank Russell Company
909 A Street
Tacoma, WA 98402

Custodian

State Street Bank and Trust Company
Allan Forbes Building
150 Newport Avenue AFB35
North Quincy, MA 02171

Office of Shareholder Inquiries

909 A Street
Tacoma, WA 98402
(800)787-7354

Legal Counsel

Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098

Distributor

Russell Fund Distributors, Inc.
909 A Street
Tacoma, WA 98402

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
1420 5th Avenue
Suite 1900
Seattle, WA 98101

Money Managers

Multi-Style Equity Fund

Alliance Capital Management L.P., which acts as money manager to the Fund through its Bernstein Investment Research and Management Unit, New York, NY
Ark Asset Management Co., Inc., New York, NY
DePrince, Race & Zollo, Inc., Orlando, FL
Institutional Capital Corporation, Chicago, IL
Jacobs Levy Equity Management, Inc., Florham Park, NJ
Montag & Caldwell, Inc., Atlanta, GA
Turner Investment Partners, Inc., Berwyn, PA

Aggressive Equity Fund

CapitalWorks Investment Partners, LLC, San Diego, CA
David J. Greene and Company, LLC, New York, NY
Geewax, Terker & Company, Chadds Ford, PA
Goldman Sachs Asset Management, L.P., New York, NY
Gould Investment Partners LLC, Berwyn, PA
Jacobs Levy Equity Management, Inc., Florham Park, NJ
Nicholas-Applegate Capital Management LLC, San Diego, CA
TimesSquare Capital Management, Inc., New York, NY

Non-U.S. Fund

AQR Capital Management, LLC, New York, NY
Fidelity Management & Research Company, Boston, MA
Oechsle International Advisors, LLC, Boston, MA
The Boston Company Asset Management, LLC, Boston, MA

Russell Investment Funds

Frank Russell Investment Company
909 A Street, Tacoma, Washington 98402
(800) 832-6688
In Washington (253) 627-7001

Real Estate Securities Fund

AEW Management and Advisors, L.P., Boston, MA
INVESCO Institutional (N.A.), Inc., which acts as money manager to the Fund through its INVESCO Real Estate Division, Dallas, TX
RREEF America L.L.C., Chicago, IL

Core Bond Fund

Bear Stearns Asset Management Inc.., New York, NY
Pacific Investment Management Company LLC, Newport Beach, CA

(This page intentionally left blank)


Russell

Russell Investment Funds
909 A Street
Tacoma, Washington 98402
253-627-7001
800-787-7354
Fax: 253-591-3495
www.russell.com

36-08-023 (12/04)

Annual Report December 31, 2004
NML Variable Annuity Account A
Financial Statements

Table of Contents

NML Variable Annuity Account A

Statement of Assets and Liabilities

December 31, 2004

(in thousands)

Assets

Investments at Market Value:

Northwestern Mutual Series Fund, Inc.	
Small Cap Growth Stock 6,904 shares (cost $12,396)	$15,880
T. Rowe Price Small Cap Value 4,966 shares (cost $6,269)	7,840
Aggressive Growth Stock 17,567 shares (cost $57,587)	54,615
International Growth 2,856 shares (cost $3,025)	3,767
Franklin Templeton International Equity 20,931 shares (cost $31,159)	34,641
AllianceBernstein Mid Cap Value 847 shares (cost $1,147)	1,232
Index 400 Stock 8,660 shares (cost $9,802)	12,670
Janus Capital Appreciation 740 shares (cost $954)	1,059
Growth Stock 11,380 shares (cost $23,613)	22,578
Large Cap Core Stock 12,496 shares (cost $15,297)	14,271
Capital Guardian Domestic Equity 5,006 shares (cost $4,926)	5,726
T. Rowe Price Equity Income 1,306 shares (cost $1,656)	1,764
Index 500 Stock 27,263 shares (cost $69,278)	80,235
Northwestern Mutual Series Fund, Inc. (continued)	
Asset Allocation 6,409 shares (cost $6,184)	$ 7,178
Balanced 98,862 shares (cost $171,235)	185,169
High Yield Bond 8,109 shares (cost $5,531)	6,155
Select Bond 22,269 shares (cost $27,294)	27,346
Money Market 14,581 shares (cost $14,581)	14,581
Fidelity Variable Insurance Products Fund III	
VIP Mid Cap 124 shares (cost $3,158)	3,712
Russell Investment Funds	
Multi-Style Equity 465 shares (cost $5,421)	5,864
Aggressive Equity 305 shares (cost $3,940)	4,538
Non-U.S. 445 shares (cost $4,130)	5,041
Core Bond 336 shares (cost $3,547)	3,532
Real Estate Securities 619 shares (cost $8,488)	10,587
Total Investments at Market Value	$529,981

Due from Northwestern Mutual Life Insurance Company:	
Small Cap Growth Stock Division	$ —
T. Rowe Price Small Cap Value Division	10
Aggressive Growth Stock Division	—
International Growth Division	—
Franklin Templeton International Equity Division	5
AllianceBernstein Mid Cap Value Division	—
Index 400 Stock Division	—
Janus Capital Appreciation Division	2
Growth Stock Division	1
Large Cap Core Stock Division	1
Capital Guardian Domestic Equity Division	—
T. Rowe Price Equity Income Division	1
Due from Northwestern Mutual Life Insurance Company (continued):	
Index 500 Stock Division	—
Asset Allocation Division	—
Balanced Division	1
High Yield Bond Division	—
Select Bond Division	3
Money Market Division	1
Fidelity VIP Mid Cap Division	11
Russell Multi-Style Equity Division	—
Russell Aggressive Equity Division	—
Russell Non-U.S. Division	—
Russell Core Bond Division	—
Russell Real Estate Securities Division	11
Total Due From Northwestern Mutual Life Insurance Company	47
Total Assets	$530,028

The Accompanying Notes are an Integral Part of the Financial Statements.

NML Variable Annuity Account A

Statement of Assets and Liabilities, continued
December 31, 2004
(in thousands)

Liabilities

Division	Due to Participants	Due to Northwestern Mutual Life Insurance Company	
Small Cap Growth Stock	$ 1	$ —	
T. Rowe Price Small Cap Value	1	—	
Aggressive Growth Stock	168	24	
International Growth	4	1	
Franklin Templeton International Equity	52	2	
AllianceBernstein Mid Cap Value	2	—	
Index 400 Stock	2	1	
Janus Capital Appreciation	—	—	
Growth Stock	—	1	
Large Cap Core Stock	1	1	
Capital Guardian Domestic Equity	4	—	
T. Rowe Price Equity Income	—	—	
Index 500 Stock	222	92	
Asset Allocation	—	—	
Balanced	476	7	
High Yield Bond	—	—	
Select Bond	5	—	
Money Market	13	—	
Fidelity VIP Mid Cap	2	—	
Russell Multi-Style Equity	2	—	
Russell Aggressive Equity	—	1	
Russell Non-U.S.	—	1	
Russell Core Bond	5	—	
Russell Real Estate Securities	5	—	
	$ 965	$ 131	$ 1,096
Total Liabilities			1,096

Equity

Division	Contracts Issued: Prior to December 17, 1981	Contracts Issued: After December 16, 1981 and Prior to March 31, 1995	
Small Cap Growth Stock	$ 259	$ 8,769	
T. Rowe Price Small Cap Value	526	4,190	
Aggressive Growth Stock	1,177	35,086	
International Growth	87	1,696	
Franklin Templeton International Equity	806	23,520	
AllianceBernstein Mid Cap Value	18	729	
Index 400 Stock	330	6,120	
Janus Capital Appreciation	99	602	
Growth Stock	438	11,458	
Large Cap Core Stock	435	8,063	
Capital Guardian Domestic Equity	289	2,907	
T. Rowe Price Equity Income	25	1,198	
Index 500 Stock	15,161	42,620	
Asset Allocation	73	3,222	
Balanced	11,986	147,425	
High Yield Bond	95	3,087	
Select Bond	4,339	14,309	
Money Market	782	8,868	
Fidelity VIP Mid Cap	84	2,305	
Russell Multi-Style Equity	17	3,015	
Russell Aggressive Equity	164	2,332	
Russell Non-U.S.	53	2,530	
Russell Core Bond	30	1,471	
Russell Real Estate Securities	627	5,080	
	$37,900	$340,602	378,502

The Accompanying Notes are an Integral Part of the Financial Statements.

NML Variable Annuity Account A

Statement of Assets and Liabilities, continued
December 31, 2004
(in thousands)

Equity (continued)

Division	Contracts Issued: On or After March 31, 1995 and Prior to March 31, 2000 Front Load Version	Contracts Issued: On or After March 31, 1995 and Prior to March 31, 2000 Back Load Version	
Small Cap Growth Stock	$ 785	$ 3,936	
T. Rowe Price Small Cap Value	603	1,333	
Aggressive Growth Stock	1,868	13,025	
International Growth	374	687	
Franklin Templeton International Equity	1,384	6,524	
AllianceBernstein Mid Cap Value	96	164	
Index 400 Stock	616	3,239	
Janus Capital Appreciation	45	183	
Growth Stock	1,091	6,778	
Large Cap Core Stock	548	4,013	
Capital Guardian Domestic Equity	462	912	
T. Rowe Price Equity Income	84	218	
Index 500 Stock	2,165	14,986	
Asset Allocation	867	1,199	
Balanced	2,768	17,328	
High Yield Bond	377	1,722	
Select Bond	1,515	4,485	
Money Market	786	2,832	
Fidelity VIP Mid Cap	85	592	
Russell Multi-Style Equity	444	1,429	
Russell Aggressive Equity	307	1,228	
Russell Non-U.S.	487	1,240	
Russell Core Bond	388	892	
Russell Real Estate Securities	982	1,808	
	$19,127	$90,753	109,880

Division	Contracts Issued: On or After March 31, 2000 Front Load Version	Contracts Issued: On or After March 31, 2000 Back Load Version	
Small Cap Growth Stock	$ 276	$ 1,854	
T. Rowe Price Small Cap Value	149	1,048	
Aggressive Growth Stock	421	2,846	
International Growth	130	789	
Franklin Templeton International Equity	311	2,046	
AllianceBernstein Mid Cap Value	40	183	
Index 400 Stock	320	2,042	
Janus Capital Appreciation	3	129	
Growth Stock	210	2,604	
Large Cap Core Stock	275	935	
Capital Guardian Domestic Equity	192	961	
T. Rowe Price Equity Income	51	189	
Index 500 Stock	568	4,421	
Asset Allocation	802	1,016	
Balanced	201	4,980	
High Yield Bond	102	772	
Select Bond	301	2,395	
Money Market	229	1,071	
Fidelity VIP Mid Cap	173	480	
Russell Multi-Style Equity	298	659	
Russell Aggressive Equity	104	403	
Russell Non-U.S.	224	506	
Russell Core Bond	155	591	
Russell Real Estate Securities	349	1,746	
	$ 5,884	$34,666	40,550
Total Equity			528,932
Total Liabilities and Equity			$530,028

The Accompanying Notes are an Integral Part of the Financial Statements.

NML Variable Annuity Account A

Statements of Operations

(in thousands)

	Investment Income		
	Dividend Income	Annuity Rate and Expense Guarantees	Net Investment Income (Loss)
Year Ended December 31, 2004			
Small Cap Growth Stock Division	$ —	$ (203)	$ (203)
T. Rowe Price Small Cap Value Division	12	(63)	(51)
Aggressive Growth Stock Division	—	(651)	(651)
International Growth Division	21	(32)	(11)
Franklin Templeton International Equity Division	531	(365)	166
AllianceBernstein Mid Cap Value Division	9	(9)	—
Index 400 Stock Division	79	(138)	(59)
Janus Capital Appreciation Division	1	(5)	(4)
Growth Stock Division	163	(278)	(115)
Large Cap Core Stock Division	142	(174)	(32)
Capital Guardian Domestic Equity Division	71	(50)	21
T. Rowe Price Equity Income Division	20	(11)	9
Index 500 Stock Division	1,046	(886)	160
Asset Allocation Division	—	(64)	(64)
Balanced Division	4,900	(2,278)	2,622
High Yield Bond Division	399	(67)	332
Select Bond Division	1,141	(312)	829
Money Market Division	230	(185)	45
Fidelity VIP Mid Cap Division	—	(22)	(22)
Russell Multi-Style Equity Division	37	(59)	(22)
Russell Aggressive Equity Division	7	(50)	(43)
Russell Non-U.S. Division	87	(47)	40
Russell Core Bond Division	73	(33)	40
Russell Real Estate Securities Division	168	(82)	86
Year Ended December 31, 2003			
Small Cap Growth Stock Division	$ —	$ (187)	$ (187)
T. Rowe Price Small Cap Value Division	—	(36)	(36)
Aggressive Growth Stock Division	—	(640)	(640)
International Growth Division	14	(14)	—
Franklin Templeton International Equity Division	408	(284)	124
AllianceBernstein Mid Cap Value Division #	2	(2)	—
Index 400 Stock Division	66	(107)	(41)
Janus Capital Appreciation Division #	—	(1)	(1)
Growth Stock Division	194	(280)	(86)
Large Cap Core Stock Division	139	(167)	(28)
Capital Guardian Domestic Equity Division	47	(26)	21
T. Rowe Price Equity Income Division #	4	(2)	2
Index 500 Stock Division	1,074	(815)	259
Asset Allocation Division	78	(39)	39
Balanced Division	6,026	(2,229)	3,797
High Yield Bond Division	11	(59)	(48)
Select Bond Division	1,248	(358)	890
Money Market Division	300	(280)	20
Fidelity VIP Mid Cap Division #	—	(4)	(4)
Russell Multi-Style Equity Division	26	(41)	(15)
Russell Aggressive Equity Division	3	(33)	(30)
Russell Non-U.S. Division	78	(31)	47
Russell Core Bond Division	92	(31)	61
Russell Real Estate Securities Division	227	(48)	179

\# *Division commenced operations on May 1, 2003*

The Accompanying Notes are an Integral Part of the Financial Statements.

Realized and Unrealized Gain (Loss) on Investments			
Realized Gain (Loss) on Investments	Unrealized Appreciation (Depreciation) of Investments During the Period	Net Gain on Investments	Increase in Equity Derived from Investment Activity
$ 201	$ 2,472	$ 2,673	$ 2,470
535	792	1,327	1,276
(3,024)	10,089	7,065	6,414
247	341	588	577
(394)	5,476	5,082	5,248
122	27	149	149
402	1,301	1,703	1,644
3	91	94	90
(1,242)	2,541	1,299	1,184
(1,498)	2,498	1,000	968
437	232	669	690
65	78	143	152
1,945	4,979	6,924	7,084
112	525	637	573
8,149	1,060	9,209	11,831
(101)	397	296	628
1,167	(1,004)	163	992
—	—	—	45
75	457	532	510
(159)	626	467	445
514	36	550	507
(75)	731	656	696
77	(15)	62	102
1,089	1,138	2,227	2,313
$ (817)	$ 5,347	$ 4,530	$ 4,343
(87)	1,067	980	944
(4,723)	16,613	11,890	11,250
—	469	469	469
(1,889)	9,917	8,028	8,152
12	58	70	70
(344)	3,079	2,735	2,694
1	14	15	14
(2,074)	5,970	3,896	3,810
(1,905)	4,887	2,982	2,954
(141)	803	662	683
8	30	38	40
(1,048)	18,294	17,246	17,505
(81)	701	620	659
(550)	25,366	24,816	28,613
(321)	1,567	1,246	1,198
1,416	(949)	467	1,357
—	—	—	20
46	96	142	138
(338)	1,264	926	911
(83)	1,207	1,124	1,094
(389)	1,237	848	895
119	(56)	63	124
121	1,025	1,146	1,325

NML Variable Annuity Account A

Statements of Changes in Equity
(in thousands)

	Operations			
	Net Investment Income (Loss)	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Increase in Equity Derived from Investment Activity
Year Ended December 31, 2004				
Small Cap Growth Stock Division	$ (203)	$ 201	$ 2,472	$ 2,470
T. Rowe Price Small Cap Value Division	(51)	535	792	1,276
Aggressive Growth Stock Division	(651)	(3,024)	10,089	6,414
International Growth Division	(11)	247	341	577
Franklin Templeton International Equity Division	166	(394)	5,476	5,248
AllianceBernstein Mid Cap Value Division	—	122	27	149
Index 400 Stock Division	(59)	402	1,301	1,644
Janus Capital Appreciation Division	(4)	3	91	90
Growth Stock Division	(115)	(1,242)	2,541	1,184
Large Cap Core Stock Division	(32)	(1,498)	2,498	968
Capital Guardian Domestic Equity Division	21	437	232	690
T. Rowe Price Equity Income Division	9	65	78	152
Index 500 Stock Division	160	1,945	4,979	7,084
Asset Allocation Division	(64)	112	525	573
Balanced Division	2,622	8,149	1,060	11,831
High Yield Bond Division	332	(101)	397	628
Select Bond Division	829	1,167	(1,004)	992
Money Market Division	45	—	—	45
Fidelity VIP Mid Cap Division	(22)	75	457	510
Russell Multi-Style Equity Division	(22)	(159)	626	445
Russell Aggressive Equity Division	(43)	514	36	507
Russell Non-U.S. Division	40	(75)	731	696
Russell Core Bond Division	40	77	(15)	102
Russell Real Estate Securities Division	86	1,089	1,138	2,313
Year Ended December 31, 2003				
Small Cap Growth Stock Division	$ (187)	$ (817)	$ 5,347	$ 4,343
T. Rowe Price Small Cap Value Division	(36)	(87)	1,067	944
Aggressive Growth Stock Division	(640)	(4,723)	16,613	11,250
International Growth Division	—	—	469	469
Franklin Templeton International Equity Division	124	(1,889)	9,917	8,152
AllianceBernstein Mid Cap Value Division #	—	12	58	70
Index 400 Stock Division	(41)	(344)	3,079	2,694
Janus Capital Appreciation Division #	(1)	1	14	14
Growth Stock Division	(86)	(2,074)	5,970	3,810
Large Cap Core Stock Division	(28)	(1,905)	4,887	2,954
Capital Guardian Domestic Equity Division	21	(141)	803	683
T. Rowe Price Equity Income Division #	2	8	30	40
Index 500 Stock Division	259	(1,048)	18,294	17,505
Asset Allocation Division	39	(81)	701	659
Balanced Division	3,797	(550)	25,366	28,613
High Yield Bond Division	(48)	(321)	1,567	1,198
Select Bond Division	890	1,416	(949)	1,357
Money Market Division	20	—	—	20
Fidelity VIP Mid Cap Division #	(4)	46	96	138
Russell Multi-Style Equity Division	(15)	(338)	1,264	911
Russell Aggressive Equity Division	(30)	(83)	1,207	1,094
Russell Non-U.S. Division	47	(389)	1,237	895
Russell Core Bond Division	61	119	(56)	124
Russell Real Estate Securities Division	179	121	1,025	1,325

Division commenced operations on May 1, 2003

The Accompanying Notes are an Integral Part of the Financial Statements.

Contract Owners' Net Payments	Annuity Payments	Surrenders and Other (net)	Transfers from Other Divisions or Sponsor	Transfers to Other Divisions or Sponsor	Increase (Decrease) in Equity Derived from Equity Transactions	Net Increase (Decrease) in Equity	Equity Beginning of Period	Equity End of Period
Equity Transactions							Equity	
$1,625	$ (11)	$ (3,840)	$ 5,689	$ (8,520)	$ (5,057)	$ (2,587)	$ 18,466	$ 15,879
640	(11)	(950)	5,546	(3,224)	2,001	3,277	4,572	7,849
3,797	(27)	(8,888)	6,259	(10,219)	(9,078)	(2,664)	57,087	54,423
392	(1)	(573)	3,499	(2,363)	954	1,531	2,232	3,763
2,324	(22)	(4,554)	9,631	(7,087)	292	5,540	29,051	34,591
116	(2)	(38)	1,410	(848)	638	787	443	1,230
1,346	(11)	(1,544)	5,657	(5,760)	(312)	1,332	11,335	12,667
73	—	(6)	1,091	(377)	781	871	190	1,061
2,208	(4)	(3,482)	5,240	(7,107)	(3,145)	(1,961)	24,540	22,579
1,205	(87)	(3,027)	3,029	(3,692)	(2,572)	(1,604)	15,873	14,269
604	(10)	(419)	5,010	(3,687)	1,498	2,188	3,535	5,723
179	(4)	(11)	2,193	(1,228)	1,129	1,281	484	1,765
4,691	(238)	(11,391)	13,834	(14,627)	(7,731)	(647)	80,568	79,921
1,403	—	(648)	3,717	(2,681)	1,791	2,364	4,815	7,179
9,139	(652)	(26,742)	7,080	(10,957)	(22,132)	(10,301)	194,989	184,688
608	(5)	(756)	3,476	(3,221)	102	730	5,425	6,155
2,238	(72)	(4,264)	10,355	(11,153)	(2,896)	(1,904)	29,248	27,344
2,590	(25)	(3,062)	7,876	(11,057)	(3,678)	(3,633)	18,201	14,568
360	—	(204)	3,001	(978)	2,179	2,689	1,030	3,719
788	(6)	(487)	4,508	(3,932)	871	1,316	4,546	5,862
399	—	(447)	3,173	(2,858)	267	774	3,764	4,538
541	(2)	(468)	4,554	(3,832)	793	1,489	3,551	5,040
465	—	(393)	3,495	(2,616)	951	1,053	2,474	3,527
1,240	(15)	(675)	7,510	(5,302)	2,758	5,071	5,521	10,592
$1,691	$ (2)	$ (1,913)	$ 4,438	$ (4,512)	$ (298)	$ 4,045	$ 14,421	$ 18,466
622	—	(446)	2,709	(1,951)	934	1,878	2,694	4,572
4,213	(28)	(7,671)	5,148	(7,808)	(6,146)	5,104	51,983	57,087
231	—	(37)	1,930	(959)	1,165	1,634	598	2,232
1,961	(13)	(3,483)	4,587	(4,662)	(1,610)	6,542	22,509	29,051
66	—	(2)	457	(148)	373	443	—	443
1,217	(4)	(1,769)	4,785	(3,911)	318	3,012	8,323	11,335
39	—	(9)	154	(8)	176	190	—	190
2,312	(3)	(3,795)	4,018	(5,293)	(2,761)	1,049	23,491	24,540
1,434	(71)	(2,308)	2,136	(1,989)	(798)	2,156	13,717	15,873
424	(10)	(380)	3,099	(1,951)	1,182	1,865	1,670	3,535
55	—	(4)	526	(133)	444	484	—	484
5,066	(228)	(11,228)	10,444	(10,285)	(6,231)	11,274	69,294	80,568
913	—	(683)	2,154	(1,025)	1,359	2,018	2,797	4,815
9,659	(600)	(21,746)	8,516	(10,744)	(14,915)	13,698	181,291	194,989
588	(18)	(732)	2,767	(2,645)	(40)	1,158	4,267	5,425
2,723	(86)	(5,006)	9,655	(10,829)	(3,543)	(2,186)	31,434	29,248
4,170	(37)	(6,679)	8,733	(14,593)	(8,406)	(8,386)	26,587	18,201
96	—	(11)	1,340	(533)	892	1,030	—	1,030
464	(6)	(443)	2,871	(2,355)	531	1,442	3,104	4,546
337	—	(706)	3,366	(2,546)	451	1,545	2,219	3,764
339	(2)	(450)	2,550	(2,092)	345	1,240	2,311	3,551
277	—	(487)	2,278	(2,023)	45	169	2,305	2,474
736	(3)	(531)	3,665	(2,728)	1,139	2,464	3,057	5,521

NML Variable Annuity Account A

(For a unit outstanding during the period)

Division	Unit Value, as of Period End(3) Lowest to Highest	Dividend Income as a % of Average Net Assets(4)	Expense Ratio, Lowest to Highest	Total Return(5), Lowest to Highest
Small Cap Growth Stock				
Year Ended 12/31/04	$1.100014 to $ 2.409091	0.00%	.40% to 1.25%	17.32% to 18.33%
Year Ended 12/31/03	$0.930572 to $ 2.035993	0.00%	.40% to 1.25%	31.41% to 32.53%
Year Ended 12/31/02	$0.702869 to $ 1.536295	0.16%	.40% to 1.25%	(19.44%) to (18.75%)
Year Ended 12/31/01	$0.865935 to $ 1.890848	0.01%	.40% to 1.25%	(4.97%) to (4.15%)
T. Rowe Price Small Cap Value (1)				
Year Ended 12/31/04	$1.549988 to $ 1.595527	0.20%	.40% to 1.25%	23.02% to 24.07%
Year Ended 12/31/03	$1.259912 to $ 1.285976	0.00%	.40% to 1.25%	33.48% to 34.61%
Year Ended 12/31/02	$0.943905 to $ 0.955324	0.57%	.40% to 1.25%	(6.75%) to (5.96%)
Period Ended 12/31/01	$1.012260 to $ 1.015860	0.44%	.40% to 1.25%	1.23% to 1.59%
Aggressive Growth Stock				
Year Ended 12/31/04	$0.795400 to $ 5.207047	0.00%	.40% to 1.25%	12.80% to 13.76%
Year Ended 12/31/03	$0.699892 to $ 4.593218	0.00%	.40% to 1.25%	23.15% to 24.19%
Year Ended 12/31/02	$0.564112 to $ 3.711325	0.10%	.40% to 1.25%	(22.13%) to (21.47%)
Year Ended 12/31/01	$0.719033 to $ 4.742335	0.11%	.40% to 1.25%	(20.88%) to (20.20%)
International Growth Stock (1)				
Year Ended 12/31/04	$1.286123 to $ 1.323909	0.73%	.40% to 1.25%	20.08% to 21.10%
Year Ended 12/31/03	$1.071062 to $ 1.093220	1.09%	.40% to 1.25%	37.27% to 38.43%
Year Ended 12/31/02	$0.780276 to $ 0.789715	0.73%	.40% to 1.25%	(13.42%) to (12.69%)
Period Ended 12/31/01	$0.901258 to $ 0.904464	0.00%	.40% to 1.25%	(9.87%) to (9.55%)
Franklin Templeton International Equity				
Year Ended 12/31/04	$1.161941 to $ 2.702895	1.73%	.40% to 1.25%	17.85% to 18.85%
Year Ended 12/31/03	$0.978611 to $ 2.282107	1.70%	.40% to 1.25%	38.72% to 39.90%
Year Ended 12/31/02	$0.700185 to $ 1.636881	2.12%	.40% to 1.25%	(18.43%) to (17.73%)
Year Ended 12/31/01	$0.851962 to $ 1.996677	1.81%	.40% to 1.25%	(15.07%) to (14.35%)
AllianceBernstein Mid Cap Value (2)				
Year Ended 12/31/04	$1.547558 to $ 1.569608	1.09%	.40% to 1.25%	17.19% to 18.19%
Period Ended 12/31/03	$1.320512 to $ 1.328001	0.84%	.40% to 1.25%	32.05% to 32.80%
Index 400 Stock				
Year Ended 12/31/04	$1.352705 to $ 1.722759	0.67%	.40% to 1.25%	14.82% to 15.80%
Year Ended 12/31/03	$1.169318 to $ 1.487736	0.72%	.40% to 1.25%	33.34% to 34.47%
Year Ended 12/31/02	$0.870423 to $ 1.106344	0.82%	.40% to 1.25%	(15.60%) to (14.88%)
Year Ended 12/31/01	$1.023646 to $ 1.299809	0.01%	.40% to 1.25%	(1.90%) to (1.06%)
Janus Capital Appreciation (2)				
Year Ended 12/31/04	$1.405312 to $ 1.425327	0.16%	.40% to 1.25%	18.19% to 19.19%
Period Ended 12/31/03	$1.189063 to $ 1.195801	0.11%	.40% to 1.25%	18.91% to 19.58%
Growth Stock				
Year Ended 12/31/04	$0.774425 to $ 2.508557	0.70%	.40% to 1.25%	5.34% to 6.24%
Year Ended 12/31/03	$0.729643 to $ 2.369404	0.83%	.40% to 1.25%	17.47% to 18.47%
Year Ended 12/31/02	$0.616498 to $ 2.006974	1.16%	.40% to 1.25%	(21.81%) to (21.15%)
Year Ended 12/31/01	$0.782628 to $ 2.554121	0.78%	.40% to 1.25%	(15.29%) to (14.56%)
Large Cap Core Stock				
Year Ended 12/31/04	$0.772557 to $ 2.070897	0.97%	.40% to 1.25%	6.82% to 7.73%
Year Ended 12/31/03	$0.717843 to $ 1.929029	0.97%	.40% to 1.25%	22.51% to 23.56%
Year Ended 12/31/02	$0.581563 to $ 1.566688	0.96%	.40% to 1.25%	(29.09%) to (28.49%)
Year Ended 12/31/01	$0.814020 to $ 2.198364	0.80%	.40% to 1.25%	(8.92%) to (8.14%)
Capital Guardian Domestic Equity (1)				
Year Ended 12/31/04	$1.159280 to $ 1.193398	1.60%	.40% to 1.25%	15.40% to 16.38%
Year Ended 12/31/03	$1.004585 to $ 1.025423	2.02%	.40% to 1.25%	32.74% to 33.87%
Year Ended 12/31/02	$0.756787 to $ 0.765966	1.82%	.40% to 1.25%	(22.22%) to (21.56%)
Period Ended 12/31/01	$0.973004 to $ 0.976476	0.72%	.40% to 1.25%	(2.70%) to (2.35%)
T. Rowe Price Equity Income (2)				
Year Ended 12/31/04	$1.394433 to $ 1.414287	1.92%	.40% to 1.25%	13.73% to 14.70%
Period Ended 12/31/03	$1.226098 to $ 1.233047	2.70%	.40% to 1.25%	22.61% to 23.30%
Index 500 Stock				
Year Ended 12/31/04	$0.850261 to $ 4.327836	1.34%	.40% to 1.25%	9.32% to 10.26%
Year Ended 12/31/03	$0.771935 to $ 3.938953	1.49%	.40% to 1.25%	26.84% to 27.92%
Year Ended 12/31/02	$0.604035 to $ 3.089894	1.40%	.40% to 1.25%	(23.04%) to (22.38%)
Year Ended 12/31/01	$0.779001 to $ 3.994853	1.32%	.40% to 1.25%	(12.98%) to (12.23%)

(1) Division commenced operations on July 31, 2001.
(2) Division commenced operations on May 1, 2003.
(3) Year ended 12/31/03 unit value ranges revised from previous annual report.
(4) Year ended 12/31/01 revised from previous reports.
(5) Total Return includes deductions for management and other expenses; excludes deductions for sales loads and other charges. Returns are not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

Financial Highlights

NML Variable Annuity Account A

(For a unit outstanding during the period)

Division	Unit Value, as of Period End(3) Lowest to Highest	Dividend Income as a % of Average Net Assets(4)	Expense Ratio, Lowest to Highest	Total Return(5), Lowest to Highest
Asset Allocation (1)				
Year Ended 12/31/04	$1.117219 to $ 1.150060	0.00%	.40% to 1.25%	8.65% to 9.58%
Year Ended 12/31/03	$1.028260 to $ 1.049545	2.12%	.40% to 1.25%	19.13% to 20.14%
Year Ended 12/31/02	$0.863125 to $ 0.873571	2.26%	.40% to 1.25%	(11.37%) to (10.62%)
Period Ended 12/31/01	$0.973862 to $ 0.977328	1.20%	.40% to 1.25%	(2.61%) to (2.27%)
Balanced				
Year Ended 12/31/04	$1.087384 to $ 8.920173	2.61%	.40% to 1.25%	6.55% to 7.46%
Year Ended 12/31/03	$1.012887 to $ 8.329807	3.25%	.40% to 1.25%	16.53% to 17.52%
Year Ended 12/31/02	$0.862735 to $ 7.112654	3.92%	.40% to 1.25%	(8.68%) to (7.91%)
Year Ended 12/31/01	$0.937735 to $ 7.750204	4.26%	.40% to 1.25%	(4.36%) to (3.54%)
High Yield Bond				
Year Ended 12/31/04	$1.401540 to $ 2.132449	6.98%	.40% to 1.25%	11.36% to 12.31%
Year Ended 12/31/03	$1.249172 to $ 1.905353	0.21%	.40% to 1.25%	27.46% to 28.54%
Year Ended 12/31/02	$0.972766 to $ 1.487426	9.94%	.40% to 1.25%	(4.10%) to (3.28%)
Year Ended 12/31/01	$1.006773 to $ 1.543249	10.16%	.40% to 1.25%	3.72% to 4.61%
Select Bond				
Year Ended 12/31/04	$1.445569 to $11.003992	4.10%	.40% to 1.25%	3.44% to 4.33%
Year Ended 12/31/03	$1.386996 to $10.584441	3.93%	.40% to 1.25%	4.18% to 5.07%
Year Ended 12/31/02	$1.321394 to $10.108841	4.40%	.40% to 1.25%	10.70% to 11.64%
Year Ended 12/31/01	$1.184790 to $ 9.086342	5.71%	.40% to 1.25%	8.99% to 9.92%
Money Market				
Year Ended 12/31/04	$1.110318 to $ 3.066057	1.42%	.40% to 1.25%	0.17% to 1.03%
Year Ended 12/31/03	$1.100118 to $ 3.045469	1.26%	.40% to 1.25%	(0.02%) to 0.83%
Year Ended 12/31/02	$1.092171 to $ 3.030949	1.65%	.40% to 1.25%	0.39% to 1.25%
Year Ended 12/31/01	$1.079788 to $ 3.004024	3.80%	.40% to 1.25%	2.62% to 3.50%
Fidelity VIP Mid Cap (2)				
Year Ended 12/31/04	$1.717354 to $ 1.741819	0.00%	.40% to 1.25%	23.11% to 24.16%
Period Ended 12/31/03	$1.395022 to $ 1.402932	0.00%	.40% to 1.25%	39.50% to 40.29%
Russell Multi-Style Equity				
Year Ended 12/31/04	$0.804386 to $ 0.860463	0.73%	.40% to 1.25%	8.44% to 9.37%
Year Ended 12/31/03	$0.736202 to $ 0.786751	0.72%	.40% to 1.25%	27.26% to 28.34%
Year Ended 12/31/02	$0.574187 to $ 0.613006	0.60%	.40% to 1.25%	(24.14%) to (23.50%)
Year Ended 12/31/01	$0.751294 to $ 0.801293	0.46%	.40% to 1.25%	(15.28%) to (14.55%)
Russell Aggressive Equity				
Year Ended 12/31/04	$1.203942 to $ 1.421771	0.17%	.40% to 1.25%	13.30% to 14.27%
Year Ended 12/31/03	$1.054631 to $ 1.244218	0.11%	.40% to 1.25%	43.79% to 45.01%
Year Ended 12/31/02	$0.727980 to $ 0.857996	0.00%	.40% to 1.25%	(20.06%) to (19.38%)
Year Ended 12/31/01	$0.903873 to $ 1.064253	0.11%	.40% to 1.25%	(3.58%) to (2.76%)
Russell Non-U.S.				
Year Ended 12/31/04	$0.905783 to $ 1.138748	2.07%	.40% to 1.25%	16.83% to 17.82%
Year Ended 12/31/03	$0.769505 to $ 0.966479	2.94%	.40% to 1.25%	37.07% to 38.23%
Year Ended 12/31/02	$0.557227 to $ 0.699179	1.48%	.40% to 1.25%	(16.20%) to (15.49%)
Year Ended 12/31/01	$0.659991 to $ 0.827309	0.60%	.40% to 1.25%	(23.00%) to (22.34%)
Russell Core Bond				
Year Ended 12/31/04	$1.319453 to $ 1.384409	2.44%	.40% to 1.25%	3.36% to 4.24%
Year Ended 12/31/03	$1.276523 to $ 1.328054	3.47%	.40% to 1.25%	4.83% to 5.72%
Year Ended 12/31/02	$1.217720 to $ 1.256188	2.87%	.40% to 1.25%	7.49% to 8.40%
Year Ended 12/31/01	$1.132872 to $ 1.158815	5.90%	.40% to 1.25%	6.07% to 6.97%
Russell Real Estate Securities				
Year Ended 12/31/04	$2.277262 to $ 2.519496	2.27%	.40% to 1.25%	33.20% to 34.33%
Year Ended 12/31/03	$1.709672 to $ 1.877412	5.35%	.40% to 1.25%	35.51% to 36.66%
Year Ended 12/31/02	$1.261665 to $ 1.375137	5.39%	.40% to 1.25%	2.51% to 3.39%
Year Ended 12/31/01	$1.230726 to $ 1.331406	5.13%	.40% to 1.25%	6.49% to 7.40%

(1) Division commenced operations on July 31, 2001.
(2) Division commenced operations on May 1, 2003.
(3) Year ended 12/31/03 unit value ranges revised from previous annual report.
(4) Year ended 12/31/01 revised from previous reports.
(5) Total Return includes deductions for management and other expenses; excludes deductions for sales loads and other charges. Returns are not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A
December 31, 2004

Note 1 — NML Variable Annuity Account A (the "Account") is a segregated asset account of The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") used to fund variable annuity contracts ("contracts") for HR-10 and corporate pension and profit-sharing plans which qualify for special tax treatment under the Internal Revenue Code. Currently, two versions of the contract are offered: Front Load contracts with a sales charge up to 4.5% of purchase payments and Back Load contracts with a withdrawal charge of 0-6%.

Note 2 — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Principal accounting policies are summarized below.

Note 3 — All assets of each Division of the Account are invested in shares of the corresponding Portfolio of Northwestern Mutual Series Fund, Inc., Fidelity Variable Insurance Products Fund III and the Russell Investment Funds (collectively known as "the Funds"). The shares are valued at the Funds' offering and redemption prices per share. The Funds are open-end investment companies registered under the Investment Company Act of 1940.

Note 4 — Annuity reserves are based on published annuity tables with age adjustment and benefit payments which reflect actual investment experience. For variable payment plans issued prior to January 1, 1974, annuity reserves are based on the 1955 American Annuity Table with assumed interest rates of 3% or 5%. For variable payment plans issued on or after January 1, 1974 and before January 1, 1985, annuity reserves are based on the 1971 Individual Annuity Mortality Table with assumed interest rates of 3.5% or 5%. For variable payment plans issued on or after January 1, 1985 and before January 1, 2002, annuity reserves are based on the 1983 Annuity Table a, adjusted with assumed interest rates of of 3.5% or 5%. For variable payment plans issued on or after January 1, 2002, annuity reserves are based on the 2000 Annuity Table with assumed interest rates of 3.5% or 5%.

Note 5 — Dividend income and distributions of net realized gains from the Funds are recorded on the ex-date of the dividends. Transactions in the Funds' shares are accounted for on the trade date. The basis for determining cost on sale of the Funds' shares is identified cost. Purchases and sales of the Funds' shares for the year ended December 31, 2004 by each Division are shown as follows: *(in thousands)*

Division	Purchases	Sales
Small Cap Growth Stock	$ 2,216	$ 7,489
T. Rowe Price Small Cap Value	3,495	1,486
Aggressive Growth Stock	4,490	14,027
International Growth	1,654	707
Franklin Templeton International Equity	5,550	5,045
AllianceBernstein Mid Cap Value	815	102
Index 400 Stock	1,799	2,097
Janus Capital Appreciation	784	10
Growth Stock	3,018	6,280
Large Cap Core Stock	1,749	4,364
Capital Guardian Domestic Equity	2,300	702
T. Rowe Price Equity Income	1,316	141
Index 500 Stock	7,490	13,982
Asset Allocation	2,512	786
Balanced	22,364	35,010
High Yield Bond	1,221	781
Select Bond	4,794	6,074
Money Market	3,288	7,120
Fidelity VIP Mid Cap	2,379	231
Russell Multi-Style Equity	1,398	548
Russell Aggressive Equity	863	487
Russell Non-U.S.	1,347	513
Russell Core Bond	1,525	470
Russell Real Estate Securities	4,610	1,225

Note 6 — A deduction for annuity rate and expense guarantees is determined daily and paid to Northwestern Mutual as compensation for assuming the risk that annuity payments will continue for longer periods than anticipated because the annuitants as a group live longer than expected, and the risk that the charges made by Northwestern Mutual may be insufficient to cover the actual costs incurred in connection with the contracts.

For contracts issued prior to December 17, 1981, the deduction is at an annual rate of 0.75% of the net assets of each Division attributable to these contracts. For these contracts, the rate may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed a 1% annual rate.

For contracts issued after December 16, 1981 and prior to March 31, 1995, the deduction is at an annual rate of 1.25% of the net assets of each Division attributable to these contracts. For these contracts, the rate may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed a 1.5% annual rate.

For contracts issued on or after March 31, 1995 and prior to March 31, 2000, for the Front Load version and the Back Load version, the deduction for annuity rate and expense guarantees is determined daily at annual rates of .4% and 1.25%, respectively, of the net assets of each Division attributable to these contracts and is paid to Northwestern Mutual. For these contracts, the rates may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed 0.75% and 1.5%, respectively.

For contracts issued on or after March 31, 2000, for the Front Load version and the Back Load version, the deduction for annuity rate and expense guarantees is determined daily at annual rates of 0.5% and 1.25%, respectively, of the net assets of each Division attributable to these contracts and is paid to Northwestern Mutual. For these contracts, the rates may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed 0.75% and 1.5% annual rate, respectively. The current charges will not be increased for five years from the date of the most recent Prospectus.

Since 1995, Northwestern Mutual has paid a dividend to certain contracts. The dividend is reinvested in the Account and has been reflected as a Contract Owners' Net Payment in the accompanying financial statements.

Note 7 — Northwestern Mutual is taxed as a "life insurance company" under the Internal Revenue Code and the operations of the Account form a part of and are taxed with those of Northwestern Mutual. Under current law, no federal income taxes are payable with respect to the Account. Accordingly, no provision for any such liability has been made.

Note 8 — The changes in units outstanding for the years ended December 31, 2004 and December 31, 2003 by each Division are shown as follows:
(in thousands)

Year Ended December 31, 2004	Units Issued	Units Redeemed	Net Increase (Decrease)
Small Cap Growth Stock Division	4,063	6,458	(2,395)
T. Rowe Price Small Cap Value Division	4,175	2,874	1,301
Aggressive Growth Stock Division	2,947	4,961	(2,014)
International Growth Division	3,391	2,552	839
Franklin Templeton International Equity Division	5,656	5,462	194
AllianceBernstein Mid Cap Value Division	1,040	606	434
Index 400 Stock Division	4,870	5,100	(230)
Janus Capital Appreciation Division	941	347	594
Growth Stock Division	3,756	5,069	(1,313)
Large Cap Core Stock Division	2,750	4,063	(1,313)
Capital Guardian Domestic Equity Division	5,417	3,849	1,568
T. Rowe Price Equity Income Division	1,778	983	795
Index 500 Stock Division	5,735	7,462	(1,727)
Asset Allocation Division	5,202	3,483	1,719
Balanced Division	2,656	5,463	(2,807)
High Yield Bond Division	2,205	2,158	47
Select Bond Division	1,951	2,105	(154)
Money Market Division	4,294	5,909	(1,615)
Fidelity VIP Mid Cap Division	2,236	822	1,414
Russell Multi-Style Equity Division	7,390	6,249	1,141
Russell Aggressive Equity Division	3,129	2,931	198
Russell Non-U.S. Division	5,537	4,703	834
Russell Core Bond Division	3,121	2,391	730
Russell Real Estate Securities Division	4,394	3,048	1,346

Year Ended December 31, 2003	Units Issued	Units Redeemed	Net Increase (Decrease)
Small Cap Growth Stock Division	1,313	1,642	(329)
T. Rowe Price Small Cap Value Division	1,206	443	763
Aggressive Growth Stock Division	1,345	2,925	(1,580)
International Growth Division	1,358	47	1,311
Franklin Templeton International Equity Division	1,303	2,311	(1,008)
AllianceBernstein Mid Cap Value Division #	337	1	336
Index 400 Stock Division	1,782	1,619	163
Janus Capital Appreciation Division #	168	8	160
Growth Stock Division	1,345	2,675	(1,330)
Large Cap Core Stock Division	1,234	1,742	(508)
Capital Guardian Domestic Equity Division	1,622	514	1,108
T. Rowe Price Equity Income Division #	427	40	387
Index 500 Stock Division	1,955	3,820	(1,865)
Asset Allocation Division	2,218	791	1,427
Balanced Division	1,670	4,645	(2,975)
High Yield Bond Division	591	591	—
Select Bond Division	560	761	(201)
Money Market Division	1,793	4,875	(3,082)
Fidelity VIP Mid Cap Division #	748	9	739
Russell Multi-Style Equity Division	1,623	801	822
Russell Aggressive Equity Division	1,288	805	483
Russell Non-U.S. Division	1,113	696	417
Russell Core Bond Division	429	390	39
Russell Real Estate Securities Division	1,208	427	781

The initial investment in this Division was made on May 1, 2003.

Note 9 — Equity Values by Division are shown as follows:

Division	Contracts Issued: Prior to December 17, 1981			Contracts Issued: After December 16, 1981 and Prior to March 31, 1995		
	Accumulation Unit Value	Units Outstanding	Equity	Accumulation Unit Value	Units Outstanding	Equity
Small Cap Growth Stock	$ 2.362099	109,482	$ 258,607	$2.295965	3,802,743	$ 8,730,965
T. Rowe Price Small Cap Value	1.576732	333,659	526,091	1.549988	2,570,619	3,984,429
Aggressive Growth Stock	5.207047	216,240	1,125,972	4.853439	7,205,865	34,973,226
International Growth	1.308297	66,474	86,968	1.286123	1,318,658	1,695,956
Franklin Templeton International Equity	2.702895	298,420	806,598	2.549602	9,136,339	23,294,028
AllianceBernstein Mid Cap Value	1.560530	11,681	18,229	1.547558	445,044	688,731
Index 400 Stock	1.689185	195,467	330,180	1.641894	3,631,132	5,961,934
Janus Capital Appreciation	1.417108	69,675	98,737	1.405312	428,120	601,642
Growth Stock	2.508557	174,657	438,137	2.378175	4,808,629	11,435,761
Large Cap Core Stock	2.070897	107,464	222,547	1.963264	3,976,283	7,806,493
Capital Guardian Domestic Equity	1.179310	244,866	288,773	1.159280	2,469,092	2,862,369
T. Rowe Price Equity Income	1.406111	17,766	24,981	1.394433	778,037	1,084,920
Index 500 Stock	4.327836	3,365,264	14,564,311	4.034071	10,241,868	41,316,423
Asset Allocation	1.136505	63,845	72,560	1.117219	2,883,707	3,221,732
Balanced	8.920173	1,159,730	10,344,992	7.950679	17,992,808	143,055,041
High Yield Bond	2.132449	44,448	94,783	2.021608	1,494,679	3,021,655
Select Bond	11.003992	389,008	4,280,641	9.805966	1,409,107	13,817,655
Money Market	3.066057	241,012	738,957	2.733012	3,143,984	8,592,546
Fidelity VIP Mid Cap	1.731755	48,600	84,163	1.717354	1,329,255	2,282,801
Russell Multi-Style Equity	0.843681	19,899	16,788	0.820050	3,566,901	2,925,037
Russell Aggressive Equity	1.394059	117,602	163,944	1.355022	1,721,009	2,332,005
Russell Non-U.S.	1.116570	47,879	53,460	1.085315	2,304,563	2,501,177
Russell Core Bond	1.357433	21,821	29,621	1.319453	1,112,595	1,468,017
Russell Real Estate Securities	2.342872	267,730	627,257	2.277262	2,138,265	4,869,390
Equity			35,297,297			332,523,933
Annuity Reserves			2,602,524			8,077,229
Total Equity			$37,899,821			$340,601,162

Division	Contracts Issued: On or After March 31, 1995 and Prior to March 31, 2000 Front Load Version			Contracts Issued: On or After March 31, 1995 and Prior to March 31, 2000 Back Load Version		
	Accumulation Unit Value	Units Outstanding	Equity	Accumulation Unit Value	Units Outstanding	Equity
Small Cap Growth Stock	$ 2.409091	325,787	$ 784,851	$2.295965	1,712,972	$ 3,932,924
T. Rowe Price Small Cap Value	1.595527	377,638	602,532	1.549988	859,969	1,332,942
Aggressive Growth Stock	2.492488	721,162	1,797,488	4.853439	2,683,165	13,022,578
International Growth	1.323909	282,589	374,122	1.286123	534,123	686,948
Franklin Templeton International Equity	2.274073	599,018	1,362,211	2.549602	2,558,418	6,522,948
AllianceBernstein Mid Cap Value	1.569608	61,286	96,195	1.547558	105,699	163,575
Index 400 Stock	1.722759	357,716	616,258	1.641894	1,969,606	3,233,884
Janus Capital Appreciation	1.425327	31,432	44,801	1.405312	130,574	183,497
Growth Stock	2.386622	449,127	1,071,896	2.378175	2,850,035	6,777,882
Large Cap Core Stock	1.969605	219,213	431,763	1.963264	2,043,826	4,012,570
Capital Guardian Domestic Equity	1.193398	387,237	462,128	1.159280	786,823	912,148
T. Rowe Price Equity Income	1.414287	59,772	84,535	1.394433	156,017	217,555
Index 500 Stock	2.731142	765,978	2,091,995	4.034071	3,714,145	14,983,125
Asset Allocation	1.150060	753,617	866,705	1.117219	1,073,076	1,198,861
Balanced	2.362380	1,092,299	2,580,425	7.950679	2,169,747	17,250,962
High Yield Bond	2.058316	183,314	377,318	2.021608	851,719	1,721,842
Select Bond	1.965614	757,710	1,489,365	9.805966	456,426	4,475,698
Money Market	1.423127	552,424	786,170	2.733012	1,036,337	2,832,321
Fidelity VIP Mid Cap	1.741819	48,968	85,293	1.717354	344,943	592,389
Russell Multi-Style Equity	0.860463	515,940	443,947	0.820050	1,743,065	1,429,400
Russell Aggressive Equity	1.421771	215,733	306,723	1.355022	906,388	1,228,176
Russell Non-U.S.	1.138748	427,270	486,553	1.085315	1,141,462	1,238,846
Russell Core Bond	1.384409	280,195	387,904	1.319453	676,121	892,110
Russell Real Estate Securities	2.389375	410,965	981,949	2.277262	792,241	1,804,140
Equity			18,613,127			90,647,321
Annuity Reserves			514,105			105,942
Total Equity			$19,127,232			$ 90,753,263

Note 9 (continued)

Division	Contracts Issued: On or After March 31, 2000 Front Load Version			Contracts Issued: On or After March 31, 2000 Back Load Version		
	Accumulation Unit Value	Units Outstanding	Equity	Accumulation Unit Value	Units Outstanding	Equity
Small Cap Growth Stock	$1.100014	251,224	$ 276,350	$2.295965	807,685	$ 1,854,416
T. Rowe Price Small Cap Value	1.590166	93,388	148,502	1.549988	676,410	1,048,427
Aggressive Growth Stock	0.795400	529,541	421,197	4.853439	586,290	2,845,523
International Growth	1.319461	98,688	130,215	1.286123	612,955	788,336
Franklin Templeton International Equity	1.161941	267,886	311,268	2.549602	802,426	2,045,867
AllianceBernstein Mid Cap Value	1.567025	25,432	39,853	1.547558	118,475	183,347
Index 400 Stock	1.352705	236,245	319,570	1.641894	1,243,725	2,042,065
Janus Capital Appreciation	1.422971	2,184	3,108	1.405312	92,052	129,362
Growth Stock	0.774425	270,550	209,521	2.378175	1,094,718	2,603,431
Large Cap Core Stock	0.772557	356,388	275,330	1.963264	476,338	935,177
Capital Guardian Domestic Equity	1.189385	161,426	191,998	1.159280	828,519	960,486
T. Rowe Price Equity Income	1.411949	36,208	51,124	1.394433	135,189	188,512
Index 500 Stock	0.850261	667,647	567,674	4.034071	1,095,983	4,421,273
Asset Allocation	1.146198	700,184	802,550	1.117219	909,258	1,015,840
Balanced	1.087384	185,083	201,256	7.950679	626,327	4,979,725
High Yield Bond	1.401540	72,742	101,951	2.021608	381,731	771,710
Select Bond	1.445569	208,037	300,732	9.805966	244,264	2,395,244
Money Market	1.110318	206,056	228,788	2.733012	391,966	1,071,248
Fidelity VIP Mid Cap	1.738950	99,545	173,104	1.717354	279,678	480,306
Russell Multi-Style Equity	0.804386	370,386	297,933	0.820050	803,974	659,299
Russell Aggressive Equity	1.203942	86,107	103,668	1.355022	297,297	402,844
Russell Non-U.S.	0.905783	247,779	224,434	1.085315	466,440	506,234
Russell Core Bond	1.368038	113,573	155,372	1.319453	448,227	591,414
Russell Real Estate Securities	2.519496	138,421	348,751	2.277262	766,749	1,746,088
Equity			5,884,249			34,666,174
Annuity Reserves			—			—
Total Equity			$5,884,249			$34,666,174



To The Northwestern Mutual Life Insurance Company and
Contract Owners of NML Variable Annuity Account A

In our opinion, the accompanying statement of assets and liabilities, the related statements of operations, and of changes in equity and the financial highlights present fairly, in all material respects, the financial position of the NML Variable Annuity Account A and its Small Cap Growth Stock Division, T. Rowe Price Small Cap Value Division, Aggressive Growth Stock Division, International Growth Division, Franklin Templeton International Equity Division, AllianceBernstein Mid Cap Value Division, Index 400 Stock Division, Janus Capital Appreciation Division, Growth Stock Division, Large Cap Core Stock Division, Capital Guardian Domestic Equity Division, T. Rowe Price Equity Income Division, Index 500 Stock Division, Asset Allocation Division, Balanced Division, High Yield Bond Division, Select Bond Division, Money Market Division, Fidelity VIP Mid Cap Division, Russell Multi-Style Equity Division, Russell Aggressive Equity Division, Russell Non-U.S. Division, Russell Core Bond Division, and Russell Real Estate Securities Division at December 31, 2004, and the results of each of their operations, the changes in each of their equity and their financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of The Northwestern Mutual Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included direct confirmation of securities owned at December 31, 2004 with Northwestern Mutual Series Fund, Inc., Fidelity VIP Mid Cap Portfolio and the Russell Investment Funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
February 3, 2005





This report is submitted for the general information of owners of NML Variable Annuity Account A contracts. This report is not authorized for distribution to prospective purchasers of variable annuity contracts (a) to fund HR-10 plans unless accompanied by an effective prospectus; or (b) to fund qualified corporate pension or profit sharing plans unless accompanied by an offering circular. Northwestern Mutual variable annuity contracts are sold through individuals who, in addition to being licensed life insurance agents of Northwestern Mutual, are Registered Representatives of Northwestern Mutual Investment Services, LLC, a wholly-owned subsidiary of Northwestern Mutual, a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

Issuer: The Northwestern Mutual Life Insurance Company (Northwestern Mutual), 720 E. Wisconsin Avenue, Milwaukee, WI 53202-4797

Principal Underwriter: **Northwestern Mutual Investment Services,** LLC (NMIS), Suite 300, 611 E. Wisconsin Avenue, Milwaukee, WI 53202, 1-866-664-7737, member NASD and SIPC.

The Northwestern Mutual
Life Insurance Company • Milwaukee, WI
www.northwesternmutual.com

90-1777 (0786) (REV 0105)


Northwestern Mutual®

PO BOX 3095
MILWAUKEE WI 53201-3095